Form 10-K, Exhibit 13
period 1993-11-30
AMERON INC/DE
filed 1994-02-28
CIK 790730

ANNUAL REPORT
- -------------




Exhibit 13 is the information which is incorporated by reference into the 10-K Report from the Corporation's 1993 Annual Report.

This 10-K Report should be read only in conjunction with that information.

In the event you do not already have a copy of the Annual Report, one may be obtained by contacting the Corporate Secretary, Post Office Box 7007, Pasadena, California 91109-7007. The telephone number is (818) 683-4000.






                           EXHIBIT 13

SELECTED CONSOLIDATED FINANCIAL INFORMATION


                                                                                 Year ended November 30
                                                           --------------------------------------------------------------------
(Dollars in thousands except per share data)                   1993          1992           1991            1990           1989
- -------------------------------------------------------------------------------------------------------------------------------
PER COMMON SHARE DATA
 Net income (loss)                                         $    (6.28)(1)    $  1.53        $  2.01(2)     $  3.02      $  3.54
 Net income excluding restructuring and
  related charges and unusual items                              1.87           1.53           1.91           3.02         3.54
 Dividends                                                       1.28           1.28           1.28           1.28         1.24
 Average shares(3)                                          3,861,872      3,827,540      3,805,781      3,783,881    3,978,212
 Market price-high                                             38 3/4         36 1/2         47 1/8         52 1/2       41 1/2
 Market price-low                                                 31             29          31 3/4         34 1/2       30 1/4
 Price/earnings ratio (range)                                     NA           24-19          23-16          17-11         12-9
- --------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
 Sales                                                     $ 453,357      $ 446,477       $ 465,136       $445,900    $ 426,464
 Gross profit                                                119,869        118,528         118,399        116,661      107,156
 Interest expense                                             12,689         10,990          14,105         13,644       10,735
 Provision (benefit) for income taxes                        (9,732)          1,649           5,052          6,133        6,180
 Equity in earnings (losses) of
  affiliated companies, net of taxes                           1,821          2,011           (976)            566        3,260
 Net income (loss)                                          (24,255)(1)       5,859           7,635(2)      11,427       14,101
 Net income/sales                                              -5.4%           1.3%            1.6%           2.6%         3.3%
 Return on average equity                                     -18.6%           4.1%            5.4%           8.4%        10.7%
- --------------------------------------------------------------------------------------------------------------------------------
FINANCIAL CONDITION AT YEAR END
 Working capital                                            $ 85,990      $ 107,086       $ 104,428      $ 103,396       66,322
 Property, plant and equipment, net                          113,199        128,130         122,201        127,778      110,071
 Investments, advances and
  equity in affiliated companies                              39,984         47,882          45,901         48,857       50,201
 Total assets                                                337,842        379,480         384,472        375,373      335,445
 Long-term debt, less current portion                         89,590        105,874          99,304        110,266       66,006
 Market capitalization                                       142,342        128,214         128,679        143,586      154,658

PROPERTY, PLANT AND EQUIPMENT
 Expenditures                                                $14,697       $ 21,027        $ 26,527        $33,314     $ 25,868
 Depreciation                                                 16,444         15,649          16,704         14,286       12,686

(1) Includes $31.5 million in fourth quarter charges or $8.15 per share, net of income taxes, for restructuring and other related items.

(2) Includes $360,000, or $.10 per share, net of income taxes, related to the sale of the Company's corporate headquarters facility, reduced by restructuring charges and asset write-downs.

(3) Includes common stock equivalents in periods in which they have a dilutive effect.

                                                          29

AMERON  1993  FINANCIAL  REVIEW






MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

During 1993, the Company generated $25.0 million of cash from operations. These funds, along with a beginning cash balance of $26.4 million, were used to pay down debt of $15.9 million, invest in new plant and equipment of $14.7 million and pay common dividends of $5.0 million. Cash and cash equivalents at November 30, 1993, totaled $15.7 million.

The Company incurred a net loss of $24.3 million during 1993 as a result of restructuring and related actions taken in the fourth quarter. These activities related to facility and product line consolidation, severance of approximately 300 salaried employees, revaluation of underperforming assets and elimination of several non-strategic and unprofitable operations. The charges recorded as a result of these actions had very little cash impact in 1993, and management expects that they will have a favorable impact on cash flow from operations in the future.

Dividends from affiliated companies increased again in 1993 as several of the Company's Middle Eastern affiliates continued to have favorable earnings. The decrease in receivables resulted mainly from collections on accounts related to fiberglass pipe shipments to North Africa. Inventories rose slightly company-wide in anticipation of increased deliveries. The $10.9 million increase in long-term liabilities is attributable to added reserves for contingencies for litigation and environmental matters and, to a lesser extent, for an increase in the Company's pension liability due to a change in actuarial assumptions.

Investing activities included capital expenditures for information processing technology, the expansion of powder coatings production facilities, the consolidation of the domestic Fiberglass Pipe Systems' administrative offices and costs associated with the development of a proposed quarry site in Hawaii. Remaining expenditures were primarily for replacement of machinery and equipment and refurbishment of existing facilities. During the fiscal year ending November 30, 1994, the Company anticipates spending approximately $12 million to $15 million for capital expenditures, which will be funded from existing cash balances and cash generated from operations.

During the first fiscal quarter of 1993, the Company's consolidated subsidiary in The Netherlands repaid its 7.68% unsecured bank loan of approximately $5.2 million. During the fourth fiscal quarter of 1993, the Company repaid $6 million of industrial revenue development bonds, which were secured by a concrete pipe manufacturing plant. The Company has also paid down several foreign bank lines of credit during fiscal 1993. Management believes that cash flows from operations and current cash balances, together with currently available lines of credit, will be sufficient to meet future operating requirements.

RESULTS OF OPERATIONS--1993 COMPARED WITH 1992

GENERAL

Ameron recorded a loss in 1993 of $24.3 million, compared to net income of $5.9 million in 1992. During the fourth quarter, the Company charged to costs and expenses $45.8 million ($31.5 million after tax) for restructuring and related activities. Of the $45.8 million, $33.8 million related directly to restructuring and the write-down of related assets. An additional $9 million provision was recorded for estimated costs related to certain environmental and legal matters. A $3 million charge was also recorded against cost of sales in the fourth quarter for the write-down of selected inventories identified as part of the restructuring efforts. The total effect of these actions resulted in a net loss of $6.28 per share for the year. However, excluding the additional fourth quarter charges, net of their applicable tax benefits, net income per share for the year would have been $1.87, an improvement over the $1.53 per share earned in the prior year.

SALES

Sales in 1993 increased $6.9 million over the prior year. The primary reasons for the slightly improved sales were increased shipments of fiberglass pipe and protective coatings to projects in North Africa from the Company's subsidiary in Europe. Additionally, domestic sales of fiberglass pipe increased in 1993. However, these improvements were partially offset by reduced sales of concrete and steel pipe and construction products sold in Southern California and Hawaii, respectively. The proportion of European sales to U.S. sales increased again in 1993. However, this trend should reverse in 1994 since the major North African fiberglass pipe projects were completed in the fourth fiscal quarter of 1993.

Sales of protective coatings declined $2.2 million from 1992. In the United States, sales of industrial coatings improved over last year while revenues from marine coatings declined due to a reduction in defense spending that impacted government orders. Sales in Europe were lower because of recessionary trends, but shipments to North Africa and the Middle East improved from Ameron B.V., the Company's Dutch subsidiary. The Company anticipates improved industrial sales in the United States as the domestic economy continues to improve; however, the uncertain economic situation in Europe may have an adverse effect on revenues from Ameron's European operations in the near future. Shipments of protective coatings to North Africa should continue into 1994, offsetting the impact of lower sales in Europe.

Significant shipments of fiberglass pipe from the Company's European operation to several large crude oil projects in North Africa were the principal reason for the $19.2 million increase in sales over last year from the Fiberglass Pipe business segment. Additionally, sales in the United States improved throughout all market areas, with the biggest increase coming from fuel-handling systems used for service station rehabilitation. Partially offsetting these improvements were lower sales to industrial customers in Europe. The large project shipments to North Africa concluded in the fourth quarter of 1993, and no new projects of this magnitude have been secured for 1994. This fact and the recessionary trends in Europe are expected to lower sales and profits from this business segment in 1994. Prospects are good for additional large project work beyond 1994.

Concrete and steel pipe sales declined $3.2 million from the prior year. Improved deliveries of concrete and steel pipe to projects in Northern California and Nevada were offset by reduced sales in Southern California. This business segment was impacted by reduced public spending for large water transmission projects and a low level of construction activity in the Company's geographic markets. The decline in construction activity resulted in increased price competition among producers of non-pressure concrete pipe. Concrete and steel pipe sales are expected to stabilize in 1994.

Sales of Construction and Allied Products fell $7.O million from the prior year as privately-funded construction activity continued to decline on the Hawaiian Islands. However, deliveries of ready-mix concrete, sand and aggregates to publicly-funded projects remained strong, while deliveries to residential construction markets improved because of increased housing starts. It is anticipated that overall construction activity in Hawaii will continue to decline in 1994.

GROSS PROFIT
The gross profit margin remained unchanged from the prior year. Sales of fiberglass pipe and protective coatings to North Africa and improved operating efficiencies favorably impacted the overall gross profit margin. However, price competition in Europe and in certain concrete pipe markets partially offset these gains. As part of the restructuring process, an additional $3 million charge was recorded in the fourth quarter to write down selected fiberglass pipe and protective coatings inventories. This additional $3 million charge had the effect of decreasing the gross profit margin from 27.1 % to 26.4% for the year ended November 30, 1993.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Despite increased insurance costs, added expenses related to the North African sales and the higher expenses of the Company's South American operations, overall selling, general and administrative expenses changed little from last year. This was principally the result of salaried staff reductions at the beginning of the fourth quarter.

ENVIRONMENTAL AND LEGAL CLAIMS
Environmental and legal claims increased $7.8 million over 1992. As an outgrowth of management's restructuring efforts, an additional $9 million was added to reserves in the fourth quarter (see note 11, "Contingencies and Commitments"). Considering recorded reserves, the Company does not expect these matters to have a material adverse effect on the Company's financial position or its results of operations.

In the early 1970s, the Company disposed of certain quantities of waste at the Stringfellow Hazardous Waste Site in Riverside County, California, which is one of several priority sites on the Superfund list established by the EPA. The Company, which accounted for less than one percent of the total waste deposited at the site, was not named as a defendant. In a recent determination, the State of California was found to be 75% to 85% liable for the remediation costs of this Superfund site. However, the courts have yet to accept the determination. Ameron maintains reserves which it believes to be adequate to cover expected future costs associated with this matter.

The Company is subject to federal, state and local laws and regulations concerning the environment and is currently participating in administrative proceedings at several sites under these laws. While the Company finds it difficult to estimate with any certainty the total cost of remediation at the several sites, on the basis of currently available information and reserves provided, the Company believes it unlikely that the outcome of such environ-mental regulatory proceedings will have a material adverse effect on the Company's financial position or its results of operations.

RESTRUCTURING CHARGES AND WRITE-DOWN OF ASSETS
During the fourth quarter, the Company charged $33.8 million against pretax earnings for restructuring and the write-down of assets. The restructuring actions included closing two and mothballing two concrete pipe plants in the western United States; consolidating and scaling back protective coatings production and distribution facilities and sales offices in the United States, Canada and Europe; closing a coatings plant in England; and eliminating several product lines within the Fiberglass Pipe & Construction and Allied Products business segments. Also included in the restructuring was the company-wide elimination of approximately 300 salaried staff positions, the planned divesture of a non-strategic steel fabricator in South America and the write-down of the Company's investments in selected affiliated companies, as well as other related assets.

GAIN ON THE SALE OF ASSETS
The increase over the prior year is attributable to the gain on the sale of a portion of the Company's interest in its affiliated company in Mexico.

OTHER INCOME
Royalty, fee and other income from affiliated companies and licensees increased over 1992 due largely to a special dividend received from its Mexican affiliate. Interest income declined because last year's amount included interest received from a federal income tax refund and due to lower earnings in 1993 from short-term investments. Miscellaneous income includes higher sublease rental income.

INTEREST EXPENSE
The $1.7 million increase in interest expense in 1993 can be attributed mainly to accrued interest on income tax obligations related to prior years.

PROVISION FOR INCOME TAXES
Overall, the effective tax benefit rate in 1993 was 27.2% of the pretax loss. The tax benefit attributable to the restructuring and related charges of $45.8 million was approximately $14.3 million; thus taxes attributable to pretax income, excluding the restructuring and related charges, was $4.5 million, a 45% effective rate. The significant difference in effective rate this year, compared to last year's 30%, can be attributed primarily to losses generated by certain of the Company's foreign subsidiaries for which no tax benefit was generated. The Company will adopt Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes," in the first fiscal quarter of 1994. The requirements and impact of this statement are discussed further in note 8 to the financial statements.

EQUITY IN EARNINGS OF AFFILIATED COMPANIES
Equity in earnings of jointly-owned affiliated companies declined slightly from 1992. Sales and earnings of the Company's Middle Eastern affiliates continued to match or improve on prior year's results. These affiliates include Oasis-Ameron, Ltd.; Bondstrand, Ltd.; and Ameron Saudi Arabia, Ltd. Gifford-Hill-American, Inc., the Company's pressure pipe affiliate in Texas, returned to profitability in 1993, while Tamco, a steel mini-mill, reported a loss due to increased material costs and price competition.

As part of the Company's restructuring efforts, which included increased focus on core businesses, the Company recorded a write-down of its investments in its concrete pipe affiliates to their expected net realizable value, based upon anticipated future cash flows.





RESULTS OF OPERATIONS--1992 COMPARED WITH 1991

SALES
Sales declined $18.7 million in 1992 due principally to lower deliveries of concrete and steel pipe and construction products. Overall, 1992 revenues reflected a higher proportion of sales from foreign operations.

Because of the weak U.S. economic situation, sales in 1992 of protective coatings to domestic commercial, utility, petrochemical and offshore markets were near 1991 levels. However, shipments from foreign operations to European and Middle Eastern customers and to a project in North Africa improved significantly over 1991.

Sales of fiberglass pipe domestically were lower in 1992 than the previous year, mainly due to the shifting of oil exploration and recovery work from the United States to countries abroad and the impact of the sluggish economy on the capital spending plans of the Company's industrial, chemical and petroleum-related customers. However, declines in U.S. markets were entirely offset by improved sales overseas because of increased industrial development in the Far East and parts of Europe, as well as shipments to several large crude oil projects in North Africa.

Concrete and steel pipe sales declined in 1992 from 1991 largely because of nonrecurring projects in 1991. The concrete and steel pipe business segment was impacted by the decline in public spending for water transmission systems and reduced construction activity in the Company's geographic markets. The Southwest and Pacific Northwest were in cyclical downturns, and California's depressed condition resulted in severe price competition.

Construction products sales declined in 1992 from 1991, due to an overall decline in commercial construction activity in Hawaii that resulted in lower demand for the Company's quarry and concrete pipe products. Commercial construction spending in Hawaii declined because of the reduction in available investment capital. Sales of concrete and steel poles remained flat due to slow housing starts and continued delays in public spending in the western United States.

GROSS PROFIT
The gross profit margin increased from the 1991 rate of 25.5% to 26.5% in 1992. Although operations were impacted by continued price competition and low production levels caused by weak domestic markets, increased sales on more profitable contracts abroad and previously implemented manufacturing cost reduction programs pushed the rate above the 1991 level. These improvements were realized mainly by foreign operations due to increased shipments of fiberglass pipe and protective coatings to Africa, the Middle East and the Far East. In addition, improved profit margins were recognized on deliveries of concrete and welded steel pressure pipe.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses were $7.1 million higher in 1992 than in 1991. The increase can be attributed to higher insurance charges, reserves for assets related to certain affiliated companies and rent on the corporate headquarters facility. The Company also increased spending to escalate research and development efforts and to strengthen worldwide marketing and sales networks.

ENVIRONMENTAL AND LEGAL CLAIMS
Claims expense increased $3.2 million in 1992, above the 1991 level. A large portion of the increase was attributable to legal costs and a $2 million reserve established in connection with a patent infringement lawsuit.

OTHER INCOME
Royalty and technical fee income increased slightly in 1992 from the prior year as sales activities of the Company's licensees and affiliated companies remained strong. Foreign currency losses were incurred as a result of the devaluation of the British pound and the increased strength of the Dutch guilder. Interest income was higher due to interest earned on short-term investments and a federal income tax refund. In 1991, other income included $770,000 received from a class action legal settlement.

INTEREST EXPENSE
Interest expense declined because of lower interest rates and a reduction in debt outstanding.

PROVISION FOR INCOME TAXES
The Company's effective tax rate declined from 37% in 1991 to 30% in 1992. The lower effective rate was attributable to a higher mix of income coming from foreign operations in 1992 as compared to 1991.

EQUITY IN EARNINGS OF AFFILIATED COMPANIES
Equity earnings of jointly-owned affiliated companies improved $3 million in 1992 over 1991, due largely to strong performances by the Company's protective coatings, fiberglass pipe and concrete pipe affiliates in the Middle East. Ameron Saudi Arabia, Ltd. provided the greatest contribution to the rise in equity income as it benefited from increased spending for infrastructure development within the Kingdom of Saudi Arabia. However, Gifford-Hill-American, Inc. incurred losses as a result of weak demand in its markets. Tamco reported higher net income in 1992 because of slightly increased shipments of reinforcing bar and favorable material costs. Bondstrand, Ltd. and Oasis-Ameron, Ltd. produced improved operating results.

CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                        Year ended November 30
                                                                        -----------------------------------------------------
                                                                                 1993                1992                1991
- -----------------------------------------------------------------------------------------------------------------------------
Sales                                                                    $453,357,000        $446,477,000        $465,136,000
Cost of sales                                                             333,488,000         327,949,000         346,737,000
                                                                         ----------------------------------------------------
Gross profit                                                              119,869,000         118,528,000         118,399,000
Selling, general and administrative expenses                              100,917,000         100,157,000          93,077,000
Environmental and legal claims                                             14,503,000           6,710,000           3,463,000
Restructuring charges and write-down of assets                             33,797,000               --             14,505,000
Gain from sale of assets                                                      547,000             149,000          15,171,000
Other income                                                                5,682,000           4,677,000           5,243,000
                                                                         ----------------------------------------------------
Operating profit (loss)                                                   (23,119,000)         16,487,000          27,768,000
Interest expense                                                           12,689,000          10,990,000          14,105,000
                                                                         ----------------------------------------------------
Income (loss) before income taxes                                         (35,808,000)          5,497,000          13,663,000
Provision (benefit) for income taxes                                       (9,732,000)          1,649,000           5,052,000
                                                                         ----------------------------------------------------
Income (loss) of consolidated companies                                   (26,076,000)          3,848,000           8,611,000
Equity in earnings (losses) of affiliated companies, net of taxes           1,821,000           2,011,000            (976,000)
                                                                         ----------------------------------------------------

Net income (loss)                                                        $(24,255,000)       $  5,859,000        $  7,635,000
                                                                         ----------------------------------------------------
                                                                         ----------------------------------------------------
Net income (loss) per share                                                    $(6.28)       $       1.53        $       2.01
                                                                         ----------------------------------------------------
                                                                         ----------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS


                                                                                As of November 30
                                                                         --------------------------------
                                                                                 1993                1992
- ---------------------------------------------------------------------------------------------------------
ASSETS
  Current assets
    Cash and cash equivalents                                            $ 15,738,000        $ 26,447,000
    Receivables, less allowance of $4,315,000 in
      1993 and $5,614,000 in 1992                                          77,572,000          82,142,000
    Inventories                                                            61,661,000          59,914,000
    Deferred income tax benefits                                           13,586,000          11,380,000
    Prepaid expenses and other                                              8,590,000           8,396,000
                                                                         --------------------------------
       Total current assets                                               177,147,000         188,279,000


Investments, advances and equity in undistributed
   earnings of affiliated companies                                        39,984,000          47,882,000


Property, plant and equipment
   Land                                                                    21,460,000          21,457,000
   Buildings                                                               42,211,000          44,475,000
   Machinery and equipment                                                191,072,000         201,604,000
   Construction in progress                                                 7,364,000          10,092,000
                                                                         --------------------------------
                                                                          262,107,000         277,628,000


   Less - accumulated depreciation                                       (148,908,000)       (149,498,000)
                                                                         ---------------------------------

                                                                          113,199,000         128,130,000


Other assets                                                                7,512,000          15,189,000
                                                                         --------------------------------
                                                                         $337,842,000        $379,480,000
                                                                         --------------------------------
                                                                         --------------------------------


The accompanying notes are an integral part of these consolidated balance sheets.


                                                                                  As of November 30
                                                                         --------------------------------
                                                                                 1993                1992
- ---------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities
    Short-term borrowings                                                $  2,021,000        $  1,027,000
    Current portion of long-term debt                                       5,978,000           5,939,000
    Trade payables                                                         25,309,000          35,001,000
    Accrued liabilities
      Taxes, interest and other                                            16,235,000          14,857,000
      Compensation and benefits                                            14,277,000          10,539,000
      Insurance                                                             8,407,000           5,186,000
    Reserve for contingencies                                              13,083,000           6,060,000
    Income taxes                                                            5,847,000           2,584,000
                                                                         --------------------------------
      Total current liabilities                                            91,157,000          81,193,000

  Deferred income taxes                                                    15,605,000          32,469,000
  Long-term debt, less current portion                                     89,590,000         105,874,000
  Other long-term liabilities                                              25,976,000          15,058,000
  Commitments and contingencies

  Stockholders' equity
     Common stock, par value $2.50 a share
       Authorized 12,000,000 shares
       Outstanding 3,886,465 shares in 1993 and
         3,841,630 shares in 1992, net of treasury shares                  12,648,000          12,536,000
  Additional paid-in capital                                               13,414,000          12,007,000
  Retained earnings                                                       133,812,000         163,017,000
  Cumulative foreign currency translation adjustments                        (861,000)            105,000
  Minimum pension liability adjustment                                       (720,000)                  -
  Less treasury stock (1,172,900 shares in 1993 and 1992), at cost        (42,779,000)        (42,779,000)
                                                                         --------------------------------
      Total stockholders' equity                                          115,514,000         144,886,000
                                                                         --------------------------------

                                                                         $337,842,000        $379,480,000
                                                                         --------------------------------
                                                                         --------------------------------


CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                         Year ended November 30
                                                                         ----------------------------------------------------
                                                                                 1993                1992                1991
- -----------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net income (loss)                                                      $(24,255,000)        $ 5,859,000         $ 7,635,000
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
        Depreciation                                                       16,444,000          15,649,000          16,704,000
        Benefit for deferred income taxes                                 (17,759,000)           (958,000)         (1,483,000)
        Equity in (earnings) losses of affiliated companies                (1,821,000)         (2,011,000)            976,000
        Dividends from affiliated companies                                 3,670,000           1,063,000             542,000
        Gain from sale of assets                                             (547,000)           (149,000)        (15,171,000)
        Stock contributed to employee benefit plan                            958,000             873,000             833,000
        Non-cash restructuring and asset write-downs                       28,668,000                   -           8,891,000
        Other, net                                                           (189,000)            331,000             384,000
  Other changes in operating assets and liabilities:
        Decrease in receivables                                             3,744,000           2,224,000           5,788,000
        (Increase) decrease in inventories                                 (2,489,000)         11,581,000           5,832,000
        (Increase) decrease in other current assets                           357,000          (5,088,000)            (18,000)
        Decrease in long-term assets                                          332,000              18,000             816,000
        Increase in trade payables, accrued liabilities and
          income taxes                                                      7,468,000           6,443,000           8,407,000
        Increase in long-term liabilities                                  10,466,000           3,471,000             307,000
                                                                         ----------------------------------------------------
        Net cash provided by operating activities                          25,047,000          39,306,000          40,443,000
                                                                         ----------------------------------------------------

INVESTING ACTIVITIES
  Proceeds from sale of assets                                              1,850,000          22,211,000           1,802,000
  Additions to property, plant and equipment                              (14,697,000)        (21,027,000)        (26,527,000)
  Investment in life insurance policies                                    (1,613,000)           (960,000)         (1,850,000)
  Other                                                                       (30,000)         (2,095,000)           (517,000)
                                                                         -----------------------------------------------------
     Net cash used in investing activities                                (14,490,000)         (1,871,000)        (27,092,000)
                                                                         -----------------------------------------------------

FINANCING ACTIVITIES
  Net change in debt with maturities of three months or less                 (221,000)        (10,447,000)         (2,727,000)
  Issuance of debt                                                                  -          15,572,000          25,000,000
  Repayment of debt                                                       (15,728,000)        (24,552,000)        (22,491,000)
  Dividends on common stock                                                (4,950,000)         (4,904,000)         (4,862,000)
  Issuance of common stock                                                     70,000              67,000             341,000
                                                                         ----------------------------------------------------
     Net cash used in financing activities                                (20,829,000)        (24,264,000)         (4,739,000)
                                                                         ----------------------------------------------------

  Effect of exchange rate changes on cash
     and cash equivalents                                                    (437,000)           (260,000)           (459,000)
                                                                         ----------------------------------------------------

  Net change in cash and cash equivalents                                 (10,709,000)         12,911,000           8,153,000
  Cash and cash equivalents at beginning of year                           26,447,000          13,536,000           5,383,000
                                                                         ----------------------------------------------------
  Cash and cash equivalents at end of year                               $ 15,738,000         $26,447,000         $13,536,000
                                                                         ----------------------------------------------------
  Other cash flow information:                                           ----------------------------------------------------

    Interest paid                                                        $ 11,903,000         $10,913,000         $12,486,000
                                                                         ----------------------------------------------------
                                                                         ----------------------------------------------------

    Income taxes paid                                                     $ 3,535,000         $ 5,337,000         $ 2,954,000
                                                                         ----------------------------------------------------
                                                                         ----------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                Common Stock
                                                         ---------------------------

                                                             SHARES                          ADDITIONAL      RETAINED
                                                        OUTSTANDING           AMOUNT    PAID-IN CAPITAL      EARNINGS        OTHER
- ----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1990                               3,778,574      $12,379,000    $10,052,000      $159,289,000   $ 2,071,000
  Net income - 1991                                                                                        7,635,000
  Exercise of stock options and issuance of stock
    to employee savings plan                                34,126           85,000      1,087,000
  Dividends on common stock of $1.28 a share                                                              (4,862,000)
  Foreign currency translation adjustments
    (net of deferred income tax benefit of $669,000)                                                                    (1,553,000)
                                                          -------------------------------------------------------------------------

Balance, November 30, 1991                                3,812,700      12,464,000     11,139,000      162,062,000        518,000
  Net income - 1992                                                                                       5,859,000
  Exercise of stock options and issuance of stock
     to employee savings plan                                28,930          72,000       868,000
  Dividends on common stock of $1.28 a share                                                             (4,904,000)
  Foreign currency translation adjustments
     (net of deferred income tax benefit of $230,000)                                                                     (413,000)
                                                           ------------------------------------------------------------------------
BALANCE, NOVEMBER 30, 1992                                3,841,630       12,536,000      12,007,000      163,017,000      105,000
  NET LOSS - 1993                                                                                         (24,255,000)
  EXERCISE OF STOCK OPTIONS AND ISSUANCE OF STOCK
     TO EMPLOYEE SAVINGS PLAN                                44,835          112,000       1,407,000
  DIVIDENDS ON COMMON STOCK OF $ 1.28 A SHARE                                                              (4,950,000)
  FOREIGN CURRENCY TRANSLATION ADJUSTMENTS
     (NET OF DEFERRED INCOME TAX BENEFIT OF $644,000)                                                                     (966,000)
  MINIMUM PENSION LIABILITY ADJUSTMENT                                                                                    (720,000)

                                                         --------------------------------------------------------------------------
Balance, November 30, 1993                                3,886,465      $12,648,000     $13,414,000     $133,812,000  $(1,581,000)
                                                         --------------------------------------------------------------------------
                                                         --------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Ameron, Inc. and all significant wholly-owned subsidiaries (the Company). All material intercompany accounts and transactions have been eliminated. Investments in significant 30- to 50-percent-owned affiliates are accounted for by the equity method, whereby the investment is carried at cost of acquisition, plus the Company's equity in undistributed earnings or losses since acquisition, less reserves.

The Company provides technical services and receives fees, royalties and other income from several of its affiliates and licensees, which are included in "Other income."

Certain prior year balances have been reclassified to conform with the current year presentation.

CASH AND CASH EQUIVALENTS

Cash equivalents include time deposits with maturities of three months or less when purchased. At November 30, 1993 and 1992 the Company had approximately $7,200,000 and $17,300,000, respectively, invested in such securities. The carrying value of cash and cash equivalents are a reasonable estimate of their fair value.

INVENTORIES

Inventories are valued at the lower of cost or market. Cost is principally determined by either the first-in, first-out or average cost methods. Such cost includes raw materials, direct labor and manufacturing overhead. Certain steel inventories are valued using the last-in, first-out cost method.

PROPERTY, PLANT AND EQUIPMENT

Items capitalized as property, plant and equipment, including improvements to existing facilities, are recorded at cost. Upon sale or retirement, the cost and related accumulated depreciation are removed from the respective accounts and any gain or loss is included in income. Maintenance and repair costs are expensed as incurred. Interest costs applicable to the period of construction of major plant and expansion projects totaling $104,000, $794,000 and $646,000 were capitalized in 1993, 1992 and 1991, respectively.

Depreciation is computed principally using the straight-line method based on estimated useful lives of the assets. Annual rates of depreciation are as follows:


                                                         Percentage of Cost
- -----------------------------------------------------------------------------
Buildings                                                 2 1/2 - 10
Machinery and equipment
  Autos, trucks and trailers                              6 2/3 - 50
  Cranes and tractors                                    10     - 15
  Manufacturing equipment                                 6 2/3 - 33 1/3
  Other                                                   5     - 66 2/3


FOREIGN CURRENCY TRANSLATION

The functional currency for the majority of the Company's foreign operations is the applicable local currency. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The gains or losses, net of applicable deferred income taxes, resulting from such translation are included in stockholders' equity.

Gains or losses resulting from foreign currency transactions are included in "Other income."

INCOME TAXES

The Company accounts for income taxes in accordance with Accounting Principles Board Opinion No. 11 "Accounting for Income Taxes." Certain income and expense items are recognized for financial reporting purposes and for income tax reporting purposes in different fiscal periods. Deferred income taxes are provided in the accompanying financial statements to account for significant timing differences. Investment tax credits have been deferred and are being amortized over the estimated average useful lives of the related assets.

NET INCOME PER SHARE

Net income per share is computed on the basis of the weighted average number of common shares outstanding each year, plus common stock equivalents related to dilutive stock options. The number of shares used in the computation of per share data was 3,861,872 in 1993, 3,827,540 in 1992 and 3,805,781 in 1991.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are expensed as incurred. Such costs were approximately $4,100,000 in 1993, $4,000,000 in 1992 and $2,500,000 in 1991.

REVENUE RECOGNITION

Revenue from sales of protective coatings, fiberglass pipe, construction products and certain other products is recorded at the time the goods are shipped or when title passes. Revenue from sales of concrete and steel pipe is recorded at the time the pipe is inspected and accepted by the customer.

- ---------------------------------------------------------------------------
- ---------------------------------------------------------------------------
NOTE 2    OTHER INCOME

Other income for the years ended November 30, included the following:


(In thousands)                                1993       1992       1991
- ---------------------------------------------------------------------------
Royalties and fees from affiliated
  companies and licensees                   $3,967     $3,284     $2,925
Foreign currency gain (loss)                  (147)      (433)       275
Interest income                                836      1,543        928
Legal recovery                                   -          -        770
Miscellaneous                                1,026        283        345
                                            ----------------------------
                                            $5,682     $4,677     $5,243
                                            ----------------------------
                                            ----------------------------


- ---------------------------------------------------------------------------
- ---------------------------------------------------------------------------

NOTE 3    INVENTORIES

Inventories at November 30, were as follows:


(In thousands)                                         1993        1992
- ---------------------------------------------------------------------------
Finished products                                   $34,124     $36,310
Products in process                                  11,689       9,875
Materials and supplies                               15,848      13,729
                                                    -------------------
                                                    $61,661     $59,914
                                                    -------------------
                                                    -------------------


Certain steel inventories are valued using the last-in, first-out cost method. These items comprised 7.1% and 6.5% of consolidated inventories at November 30, 1993 and 1992, respectively. If such inventories had been valued using the first-in, first-out cost method, total inventories would have increased by $1,834,000 and $1,538,000 at November 30, 1993 and 1992, respectively.

- -----------------------------------------------------------------------------
- -----------------------------------------------------------------------------
NOTE 4    AFFILIATED COMPANIES

The Company's principal investments, which have been accounted for by the equity method, are summarized as follows:


                                                                 Ownership
Business                     Affiliate                            Interest
- ---------------------------------------------------------------------------
Concrete Pipe Products       Gifford-Hill-American, Inc.               50%

                             Ameron Saudi Arabia, Ltd.                 30%

Steel Products               Tamco                                     50%

Other                        Bondstrand, Ltd.                          40%

                             Oasis-Ameron, Ltd.                        40%


                                     Concrete           Steel
(In thousands)                  Pipe Products        Products         Other          Total
- ------------------------------------------------------------------------------------------
Investment, November 30, 1993
   Cost                               $ 5,786        $ 8,482        $ 3,244        $17,512
   Accumulated equity in
      undistributed earnings           16,420          8,293          5,082         29,795
   Realization reserves                (7,323)                                      (7,323)
                                  ---------------------------------------------------------
                                      $14,883        $16,775        $ 8,326        $39,984
                                  ---------------------------------------------------------
                                  ---------------------------------------------------------

Investment, November 30,1992
   Cost                               $ 5,786        $ 8,482        $ 3,214        $17,482
   Accumulated equity in
      undistributed earnings           17,013          9,043          4,344         30,400
                                  ---------------------------------------------------------
                                  ---------------------------------------------------------
                                      $22,799        $17,525         $7,558        $47,882


The Company provides income taxes on its equity in earnings of affiliated companies to the extent that such earnings are expected to be distributed or repatriated. The approximate accumulated amount of undistributed earnings for which no tax has been provided was $7,000,000 at November 30, 1993 and $6,500,000 at November 30,1992.

Summarized financial information for affiliates in the Concrete Pipe Products business follows:


Financial Condition (In thousands)                      1993           1992
- ---------------------------------------------------------------------------
Current assets                                       $56,169        $56,126
Noncurrent assets                                     42,668         43,854
                                                     ----------------------
                                                     $98,837        $99,980
                                                     ----------------------
                                                     ----------------------

Current liabilities                                  $28,810        $14,673
Noncurrent liabilities                                 1,985         16,653
Stockholders' equity                                  68,042         68,654
                                                     ----------------------

                                                     $98,837        $99,980
                                                     ----------------------
                                                     ----------------------



Results of Operations (In thousands)     1993           1992           1991
- ---------------------------------------------------------------------------
Net  sales                            $81,144        $62,873        $49,815
                                      -------------------------------------
                                      -------------------------------------
Gross profit                          $21,305        $15,938        $ 7,511
                                      -------------------------------------
                                      -------------------------------------

Net income (loss)                     $ 5,367        $ 2,121        $(6,430)
                                      -------------------------------------
                                      -------------------------------------


The Company's investment in Gifford-Hill-American, Inc., which manufactures concrete pressure pipe, was recorded based on audited financial statements as of June 30, 1993 and unaudited financial statements as of October 31, 1993.

The Company's investments in Ameron Saudi Arabia, Ltd., Bondstrand, Ltd. and Oasis-Ameron, Ltd. were recorded based on audited financial statements as of December 31, 1992 and unaudited financial statements as of September 30, 1993. The investment in Tamco was based on audited financial statements as of November 30, 1993.

Summarized financial information for Tamco, Bondstrand, Ltd. and Oasis-Ameron, Ltd. follows:


Financial Condition (In thousands)                      1993           1992
- ---------------------------------------------------------------------------
Current assets                                       $46,476        $43,684
Noncurrent assets                                     34,025         39,436
                                                     ----------------------
                                                     $80,501        $83,120
                                                     ----------------------
                                                     ----------------------

Current liabilities                                  $21,045        $17,234
Noncurrent liabilities                                 4,151          7,542
Stockholders' equity                                  55,305         58,344
                                                     ----------------------
                                                     $80,501        $83,120
                                                     ----------------------
                                                     ----------------------



Results of Operations (In thousands)     1993           1992           1991
- ---------------------------------------------------------------------------
Net sales                            $118,845       $108,093       $123,762
                                     --------------------------------------
                                     --------------------------------------
Gross profit                         $ 10,953       $ 15,988       $ 13,105
                                     --------------------------------------
                                     --------------------------------------
Net income                           $  2,805       $  7,048       $  4,630
                                     --------------------------------------
                                     --------------------------------------


The amount of investments and accumulated equity in the undistributed earnings in the Middle Eastern affiliates was approximately $22,200,000 and $26,200,000 at November 30, 1993 and 1992, respectively.

Sales and technical services provided by the Company to affiliates in the Middle East totaled approximately $4,100,000 in 1993, $4,300,000 in 1992 and $2,600,000 in 1991, and related receivables aggregated approximately $3,300,000 at November 30, 1993 and $4,500,000 at November 30,1992.

Receivables from all affiliated companies approximated $3,600,000 at November 30, 1993 and $5,200,000 at November 30,1992.

- -----------------------------------------------------------------------------
- -----------------------------------------------------------------------------
NOTE 5    SALE OF ASSETS

In the fourth quarter of 1991, the Company sold, under the threat of condemnation, its corporate headquarters facility for $21.0 million. The net pretax gain from the sale was $15,054,000.

- -----------------------------------------------------------------------------
- -----------------------------------------------------------------------------
NOTE 6    RESTRUCTURING CHARGES AND WRITE-DOWN OF ASSETS

In the fourth quarter of fiscal 1993, the Company recorded a pretax restructuring charge of $31.9 million and wrote down related fixed assets of $1.9 million. The restructuring charges included facility and product line consolidation, severance of approximately 300 salaried employees, revaluation of under performing assets to their expected realizable value and provision for elimination of several non-strategic and unprofitable operations. These costs reflect management's efforts to redeploy the Company's capital and attention to those core businesses which are expected to yield returns consistent with management's expectations and objectives.

During the fourth quarter of 1991, management completed an evaluation of the net realizability of operating assets and developed repositioning plans for several of the Company's businesses. As a result of these programs, the Company recorded restructuring costs of $5.6 million and wrote down related assets by $8.9 million. The repositioning efforts pertained primarily to the consolidation of production facilities to eliminate excess capacity and the refocusing of product offerings within selected markets of the concrete and steel pipe, fiberglass pipe and construction products businesses.

The following is a detail of restructuring charges and asset write-downs incurred by the Company:


(In thousands)                                          1993           1991
- -------------------------------------------------------------------------------
Facility and product line consolidation              $11,367        $ 1,602
Revalue investments and related assets                 9,403            363
Elimination of non-strategic operations                7,494              -
Employee severance costs                               3,430            783
Fixed asset write downs                                1,937          8,891
Environmental clean-up costs on
   discontinued plant sites                                -          1,949
Other                                                    166            917
                                                     ----------------------
Total                                                $33,797        $14,505
                                                     ----------------------
                                                     ----------------------


The following is a detail of restructuring charges and asset write-downs by business segment:


(In thousands)                                          1993           1991
- -------------------------------------------------------------------------------
Protective Coatings                                  $ 5,128        $   658
Fiberglass Pipe                                        1,909          2,000
Concrete and Steel Pipe                               10,604          6,605
Construction and Allied Products                       3,723          3,569
Corporate                                             12,433          1,673
                                                     ----------------------
Total                                                $33,797        $14,505
                                                     ----------------------
                                                     ----------------------


- ------------------------------------------------------------------------
NOTE 7    EMPLOYEE BENEFIT PLANS

The Company has qualified, defined benefit, noncontributory pension plans for employees not covered by union pension plans, which are accounted for in accordance with Financial Accounting Standards Board Statement No. 87. Benefits paid to retirees are based upon age at retirement, years of credited service and average compensation. The Company's funding policy is to make contributions to these plans sufficient to meet the minimum funding requirements of applicable laws and regulations, plus such additional amounts, if any, as the Company's actuarial consultants recommend.

Assets of the Company plans are invested in a directed trust. Assets in the trust are invested in equity securities of corporations (including $3,629,000 of the Company's common stock at November 30, 1993), U.S. government obligations, derivative securities, corporate bonds and money market funds.

Provisions of Financial Accounting Standards Board Statement No. 87 require the Company to record a minimum pension liability relating to certain unfunded pension obligations, establish an intangible asset relating thereto and reduce stockholders' equity. At November 30, 1993, this minimum pension liability for the under funded plan was remeasured, as required by the statement. As a result, the minimum pension liability was adjusted from $4,261,000 at November 30, 1992 to $6,009,000 at November 30, 1993; the
related intangible asset was adjusted from $2,010,000 to $2,599,000 and stockholders' equity reduced by $720,000 in 1993. The adjustment in the minimum pension liability at November 30,1993 resulted mainly from an increase in pension fund liabilities due to changes in plan assumptions partially offset by an increase in pension fund assets as a result of favorable investment returns during 1993.

A supplemental non-qualified, non-funded retirement plan for which the Company has purchased cost recovery life insurance on the lives of the participants was adopted in 1991. The Company is the sole owner and beneficiary of such policies. The amount of the coverage is designed to provide sufficient revenues to cover all costs of the plan if assumptions made as to mortality experience, policy earnings and other factors are realized. On November 30, 1993 and 1992 the cash surrender value of these policies was $1,973,000 and $1,376,000.

Net periodic pension cost for the years ended November 3O, consists of the following:


(In thousands)                           1993           1992           1991
- ---------------------------------------------------------------------------
Service cost:
   Defined benefit plans              $ 2,452        $ 2,675        $ 2,474
   Supplemental plan                       26             29             52

Interest cost:
   Defined benefit plans                7,744          7,193          6,769
   Supplemental plan                      146            148            201
Return on plan assets                 (20,847)        (8,125)       (15,033)
Net (amortization) deferral:
   Defined benefit plans               11,962           (857)         7,555
   Supplemental plan                      202            221            327
                                       ------------------------------------
Net periodic pension cost             $ 1,685        $ 1,284        $ 2,345
                                       ------------------------------------
                                       ------------------------------------


The following table sets forth the funding status of the qualified, defined benefit plans and the amount recognized in the Company's balance sheet at November 30:


(In thousands)                                  1993                         1992
- ------------------------------------------------------------------------------------------
                                         Over          Under           Over          Under
                                        Funded        Funded         Funded         Funded
- ------------------------------------------------------------------------------------------
Actuarial present value of:
   Vested benefit obligation          $72,330        $22,959        $57,111        $19,469
   Non-vested benefits                    657            209            322             75
                                      ----------------------------------------------------

Accumulated benefit obligation         72,987         23,168         57,433         19,544
Effect of salary increases             10,714            ---         14,205            ---
                                      ----------------------------------------------------

Actuarial present value of
   projected benefit obligation        83,701         23,168         71,638         19,544
Less plan assets at market value       95,662         17,159         82,309         15,283
                                      ----------------------------------------------------

Plan assets (in excess of) under
   projected benefit obligation       (11,961)         6,009        (10,671)         4,261
Unrecognized (obligation) asset        13,332         (3,320)        13,130         (2,010)
Additional minimum liability              ---          3,320            ---          2,010
                                      ----------------------------------------------------

Accrued pension cost in
   consolidated balance sheets        $ 1,371        $ 6,009        $ 2,459        $ 4,261
                                      ----------------------------------------------------
                                      ----------------------------------------------------


The following table sets forth the status of the supplemental benefit plan as of November 30:


(In thousands)                                          1993           1992
- ---------------------------------------------------------------------------
Actuarial present value of:
   Vested benefit obligation                         $ 1,783        $ 1,699
   Non-vested benefits                                    13             13
                                                     ----------------------
Accumulated benefit obligation                         1,796          1,712
Effect of salary increases                               114            203
                                                     ----------------------

Actuarial present value of
   projected benefit obligation                        1,910          1,915
Unrecognized obligation                                 (852)        (1,301)
Unrecognized net gain                                    333            364
                                                     ----------------------

Accrued pension cost in consolidated
   balance sheets                                    $ 1,391           $978
                                                     ----------------------
                                                     ----------------------


The 1993 actuarial computations for both the qualified, defined benefit plans and the supplemental plan assumed a weighted average discount rate of 7.5% and annual salary increases of 5%. The qualified defined benefit plans assumed an expected long term rate of return of 8.5%.

During 1993 a curtailment of salaried staff resulted in the recognition of pension gains and losses in accordance with Financial Accounting Standards Board Statement No. 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits." For the qualified, defined benefit plans a net gain decreased the accrued pension cost by $1,309,000. The supplemental executive retirement plan experienced a net loss, which increased accrued pension cost by $165,000.

Approximately 16% of the Company's employees are covered by union sponsored, collectively bargained, multi-employer pension plans. The Company contributed and charged to expense $1,900,000 in 1993 and $1,800,000 in each of the years 1992 and 1991. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of hours worked. Information from the plans' administrators is not available to permit the Company to determine its share of unfunded vested benefits, if any. The Company has no intention of withdrawing from any of these plans, nor is there any intention to terminate such plans.

During 1991, the Company implemented an Executive Life Insurance Plan wherein eligible executives are provided with life insurance protection based upon three times base salary. Upon retirement, the executive is provided with life insurance protection based upon final base salary. Benefits may be paid as a lump sum or as an annual income to the identified survivor over ten years. The expense for this plan was $50,000 in 1993, $51,000 in 1992 and $109,000 in
1991.

Also during 1991, the Company implemented a Deferred Compensation Plan providing officers and key executives with the opportunity to participate in an unfunded, deferred compensation program. Under the program, participants may defer up to 50% of their base compensation and 100% of bonuses earned, and earn interest on their deferred amounts. The program is not qualified under Section 401 of the Internal Revenue Code. The total of net participant deferrals, which is reflected in accrued liabilities was $2,602,000 at November 30, 1993 and $1,951,000 at November 30, 1992, The expense for this plan was $362,000 in 1993, $506,000 in 1992 and $271,000 in 1991.

In connection with the above two plans, whole life insurance contracts were purchased on the related participants. At November 30, 1993 and 1992 the cash surrender value of these policies was $3,159,000 and $2,143,000, net of loans of $1,901,000 and $1,473,000, respectively.

The Company provides to certain employees a savings plan under Section 401(k) of the Internal Revenue Code ("the Savings Plan"). The Savings Plan allows for deferral of income up to a certain percentage through contributions to the plan and, within certain restrictions, Company matching contributions in the form of the Company's common stock. In 1993, 1992 and 1991, the Company recorded expenses for matching contributions of $958,000, $873,000 and $833,000, respectively, while 27,635, 26,817, and 22,417 shares of common stock were issued by the Company to the Savings Plan.

In December 1990, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions." This statement must be adopted no later than fiscal 1994. The Company has post-retirement benefit plans at certain locations. Since these plans are unfunded, the adoption of this statement will require that the cost of these plans, which is immaterial, be accounted for on an accrual basis.

In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112 "Employers' Accounting for Postemployment Benefits--An Amendment of FASB Statements No. 5 and 43." The Statement requires a change in accounting for postemployment benefits and must be adopted by the Company no later than the fiscal year ending November 30, 1995. This statement requires employers to recognize obligations to provide postemployment benefits if certain criteria are met. The Company does not expect implementation of this statement to have a material effect on its financial position or its results of operations.

NOTE 8    INCOME TAXES

The provision (benefit) for income taxes for the years ended November 30, included the following:


(In thousands)                           1993           1992           1991
- -------------------------------------------------------------------------------
Current
   Federal                            $ 1,340          $ (24)        $5,405
   Foreign                              6,542          2,463            185
   State                                  145            168            945
                                      -------------------------------------
                                        8,027          2,607          6,535
                                      -------------------------------------

Deferred
   Federal                            (15,918)        (1,508)        (1,809)
   Foreign                                (25)         1,153            559
   State                               (1,816)          (603)          (233)
                                      --------------------------------------
                                      (17,759)          (958)        (1,483)
                                      --------------------------------------
                                      $(9,732)        $1,649         $5,052
                                      --------------------------------------
                                      --------------------------------------


The principal types of timing differences and the tax effect of each, which give rise to the deferred tax benefit, for the years ended November 30, follow:


(In thousands)                           1993           1992           1991
- ---------------------------------------------------------------------------
Accelerated  depreciation                 $33          $(248)       $(1,035)
Increase in nondeductible reserves    (12,163)          (608)        (3,789)
Investment tax credits, net               (42)           (98)          (136)
Sale of condemned property                  -            (41)         6,039
Write down of fixed assets             (3,472)            14         (2,493)
Federal alternative minimum tax credit (1,099)           ---            ---
Other, net                             (1,016)            23            (69)
                                     ---------------------------------------
                                     $(17,759)        $ (958)       $(1,483)
                                     ---------------------------------------
                                     ---------------------------------------


The tax provision represents effective tax rates of 27.2%, 30.0% and 37.0% of pretax income for the years ended November 30, 1993, 1992 and 1991, respectively. A reconciliation of income taxes provided at the effective income tax rate and the amount computed at the federal statutory income tax rate of 34% follows:


(In thousands)                                          1993           1992           1991
- ------------------------------------------------------------------------------------------
Domestic pretax income (loss)                       $(45,011)       $(2,469)       $13,203
Foreign pretax income                                  9,203          7,966            460
                                                   ---------------------------------------

                                                    $(35,808)       $ 5,497        $13,663
                                                   ---------------------------------------
                                                   ---------------------------------------

Taxes at federal statutory rate                     $(12,175)        $1,869        $ 4,645
State taxes (net of federal tax benefit)              (1,103)          (287)           470
Foreign losses with no federal benefit                 2,591            891            632
Percentage depletion                                    (486)          (504)          (514)
Investment tax credit amortization                       (42)           (98)          (136)
Write down affiliate investment                        1,130            ---            ---
Foreign withholding taxes                                807            217            ---
Other, net                                              (454)          (439)           (45)
                                                   ---------------------------------------

                                                    $ (9,732)        $1,649        $ 5,052
                                                   ---------------------------------------
                                                   ---------------------------------------


In February, 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." The Company will adopt the new accounting and disclosure requirements beginning in the first quarter of its year ending November 30 ,1994. The Company does not expect adoption of the standard to have a material effect on net income.

The Company settled items disputed with the Internal Revenue Service relating to the audit of fiscal years 1985 and 1986. The related payment was not material to the Company's financial statements.

NOTE 9     DEBT

Short-term borrowings include loans payable to banks by foreign subsidiaries totaling $2,021,000 and $1,027,000 as of November 30, 1993 and 1992,
respectively. The average interest rate on these loans was approximately 24.0% in 1993 and 11.6% in 1992. The increased rate in 1993 reflects a higher percentage of short-term borrowings owed by the Company's Colombian subsidiary.

Domestically, the Company has uncommitted, short-term, bank credit lines totaling $12,400,000 with interest at various money market rates. As of November 30, 1993, no amount was borrowed under these short-term bank facilities.

Long-term debt as of November 30, consisted of the following:


(In thousands)                                                  1993       1992
- -------------------------------------------------------------------------------
Unsecured notes payable to insurance companies:
   8.63%, payable in annual installments of $5,000
      commencing in 1994, plus accrued interest               $25,000  $ 25,000
   9.79%, payable in annual installments of $12,000
      commencing in 1996, plus accrued interest                60,000    60,000
Variable-rate bank revolving credit facilities, payable
   by a consolidated subsidiary in Dutch guilders                   -     4,856
10% mortgage loan, secured by land, with a book value
   of $3,478 payable in 1995, plus interest                     3,767     3,646
7.5% Industrial Revenue Development Bonds, secured
   by a pipe manufacturing plant                                    -     6,000
7.68% unsecured bank loan, payable by a consolidated
   subsidiary in Dutch guilders                                     -     5,189
Variable-rate unsecured bank loan, payable by a
   consolidated subsidiary in Dutch guilders, with
   annual installments of approximately $687
   plus accrued interest through 2002                           5,836     7,122
Other indebtedness with various interest rates
   and maturities                                                 965         -
                                                              -----------------
                                                               95,568   111,813
      Less - Current portion                                    5,978     5,939
                                                              -----------------
                                                              $89,590  $105,874
                                                              -----------------
                                                              -----------------


The Company maintains a $35,000,000 revolving credit facility with four banks. The Company may at its option borrow at interest rates based on specified margins over money market rates, at any time until June, 1994, when all borrowings under the facility must be repaid. As of November 30, 1993 this facility remained unused. Additionally, a consolidated subsidiary maintains revolving credit facilities with three banks. The subsidiary may at its option borrow in various currencies, at interest rates based on specified margins over money market rates. The subsidiary is able to borrow up to the equivalent of $6,900,000 at any time through September, 1996 under one facility, and $3,400,000 through August, 1998 under a second facility. A third arrangement permits borrowings up to $6,300,000, with the amount that can be borrowed reducing semi-annually by $634,000. As of November 3O, 1993, no amount was borrowed under these bank facilities.

Future payments due on long-term debt total $5,978,000 in 1994, $9,508,000 in 1995, $17,687,000 in 1996, $17,687,000 in 1997, and $17,687,000 in 1998.

The lending agreements contain various restrictive covenants including the requirement to maintain specified amounts of working capital and net worth and restrictions on cash dividends, borrowings, liens, investments and guarantees. Under the most restrictive provisions of the Company's lending agreements, approximately $1,300,000 of retained earnings was not restricted at November 30, 1993.


Certain note agreements contain provisions regarding the Company's ability to grant security interests or liens in association with other debt instruments. If the Company grants such a security interest or lien, then such notes will be secured equally and ratably as long as such other debt shall be secured.

The following disclosure of the estimated fair value of the Company's debt is made in accordance with the requirements of Financial Accounting Standards Board Statement No. 107 "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgement is required to develop the estimates of fair value, thus the estimates provided herein are not necessarily indicative of the amounts that could be realized in a current market exchange.


(In thousands)                                             November 30,1993
- -------------------------------------------------------------------------------
                                                    Carrying               Fair
                                                      Amount              Value
                                                    ---------------------------
Short-term borrowings                                $ 2,021            $ 2,021
Fixed-rate long-term debt                             88,767             97,500
Variable-rate long-term debt                           6,801              6,801


The carrying value of short-term and variable-rate long-term debt are a reasonable estimate of their fair value. The estimated fair value of the Company's fixed-rate long-term debt is based on yields of U.S. government notes plus an estimated spread at November 30, 1993 for similar securities with similar remaining maturities.

The Company has guaranteed obligations of various unconsolidated foreign affiliated and nonaffiliated companies of $1,700,000 as of November 30, 1993.

- --------------------------------------------------------------------------------
NOTE 10   LEASE COMMITMENTS

Rental expense under long-term operating leases of property, trucks and other equipment was $6,068,000 in 1993, $5,512,000 in 1992 and $4,860,000 in 1991. At
November 30, 1993, future rental commitments under these leases totaled $69,869,000. Future rental commitments are payable as follows:


                                                 Year ending
(In thousands)                                   November 30             Amount
- -------------------------------------------------------------------------------
                                                        1994             $6,888
                                                        1995              5,663
                                                        1996              5,248
                                                        1997              4,596
                                                        1998              4,612
                                                 1999-Beyond             42,862
                                                                        -------
                                                                        $69,869
                                                                        -------
                                                                        -------


Minimum payments for leases have not been reduced by minimum noncancelable sublease rentals aggregating $12,496,000 for operating leases.

- --------------------------------------------------------------------------------
NOTE 11   CONTINGENCIES AND COMMITMENTS

An action was filed in 1988 by a private litigant against the Company in U.S. District Court for the District of Oregon in connection with the Company's 1988 acquisition of the steel fabrication assets of Kaiser Steel Corporation. The amounts claimed by the plaintiff were substantial. Following trial and two appeals to the Ninth Circuit Court of Appeals, this action was settled in September 1993 on terms deemed to be favorable to the Company.

An action was filed in 1992 in the U.S. District Court for the District of Arizona by the Central Arizona Water Conservation District ("CAWCD") seeking damages against several parties, including the Company, in connection with six prestressed concrete pipe siphons furnished and installed in the 1970's as part of the Central Arizona Project ("CAP"), a federal project to bring water from the Colorado River to Arizona. The CAWCD also filed separate actions against the U.S. Bureau of Reclamation ("USBR") and with the Arizona Projects Office of the USBR in connection with the CAP siphons. The CAWCD alleges that the six CAP siphons are defective and that the USBR and the defendants in the U.S. District Court action are liable for the repair or replacement of those siphons at a claimed estimated cost of $146.7 million. The Company has internally, as well as through independent third-party consultants, conducted engineering analyses regarding this issue and believes that the siphons were manufactured in accordance with the project specifications and other contract requirements; and, therefore, it is not liable for any claims relating to the siphons. The Company has recorded reserves that it believes are adequate to cover costs associated with the Company's continued vigorous defense of its position in this matter. The Company continues to believe that it has meritorious defenses to this action and that resultant liability, if any, should not have a material adverse effect on the financial position of the Company and its results of operations.

In July 1992 the Company was served with a complaint in an action brought by the City and County of San Francisco in Superior Court of the State of California against the Company and two co-defendants, in connection with a pipeline referred to as San Andreas Pipeline No. 3, a water transmission pipeline which was installed between 1980 and 1982. The Company furnished the pipe used in that pipeline. Plaintiff alleges that the pipeline is defective and seeks damages of $44.0 million to replace the entire pipeline. The Company has recorded reserves that it believes are adequate to cover costs associated with the Company's continued vigorous defense of its position in this matter. The Company believes that it has meritorious defenses to this action and that resultant liability, if any, should not have a material adverse effect on the financial position of the Company and its results of operations.

In addition, certain other claims, suits and complaints which arise in the ordinary course of business, have been filed or are pending against the Company. Management believes that these matters, and the matters discussed above, are either adequately reserved, covered by insurance, or would not have a material adverse effect on the financial position of the Company or its results of operations if disposed of unfavorably. The Company is also subject to federal, state and local laws and regulations concerning the environment and is currently participating in administrative proceedings at several sites under these laws. While the Company finds it difficult to estimate with any certainty the total cost of remediation at the several sites, on the basis of currently available information and reserves provided, the Company believes that the outcome of such environmental regulatory proceedings will not have a material adverse effect on the Company's financial position or its results of operations.

At November 30, 1993, the Company had reserves of approximately $7.0 million for potential environmental liabilities and approximately $9.7 million associated with product liability and other legal claims.

The Company insures for property loss, workers' compensation, general liability and automotive liability, subject to specific retention levels. Consulting actuaries assist the Company in determining its liability for retained claims.

- -------------------------------------------------------------------------------
NOTE 12  CAPITAL STOCK

The certificate of incorporation in Delaware authorizes 12,000,000 shares of $2.50 par value common stock, 1,000,000 shares of $1.00 par value preferred stock and 100,000 shares of $1.00 par value series A junior participating cumulative preferred stock. The preferred stock may be issued in series, with the rights and preferences of each series to be established by the Board of Directors. As of November 30, 1993, the Company had no shares of preferred stock or series A junior participating cumulative preferred stock outstanding.

The Company has a Stockholders' Rights Agreement, which entitles stockholders to purchase common stock if a party acquires 15% or more of the Company's common shares or announces a tender offer for at least 15% of its common shares outstanding.

- -------------------------------------------------------------------------------
NOTE 13  INCENTIVE STOCK COMPENSATION PLAN

On January 27, 1992, the Board of Directors of the Company adopted the Incentive Stock Compensation Plan (the "1992 Incentive Plan"). On March 30, 1992, the 1992 Incentive Plan was approved by the stockholders at the Annual Stockholders' Meeting. Under the terms of the 1992 Incentive Plan, 1.5 percent of the total number of shares of Common Stock outstanding on the preceding December 31 are available for grant of awards in the following calendar year to key employees.

The Company has reserved 146,850 shares of common stock for sale to employees under the 1992 Incentive Plan at November 30, 1993. The plan provides for the issuance of options to purchase not more than 250,000 shares of common stock in the form of incentive options under the provisions of Section 422 of the Internal Revenue Code. Options can be incentive stock options or nonqualified options and may be granted for up to ten years.

A summary of all stock option transactions (including those under the 1992 Incentive Plan, as well as those under predecessor stock option plans) for 1993, 1992 and 1991 is as follows:


                                      Number of Shares     Option Price per Share
- ---------------------------------------------------------------------------------
Outstanding at November 30, 1990           106,988            $14.63 to $43.75
  Granted                                   38,500                       37.38
  Exercised                                (12,950)            23.50 to  43.75
  Expired                                   (2,250)                      43.75
                                           -------

Outstanding at November 30, 1991           130,288             14.63 to  43.75
  Granted                                   25,200                       34.75
  Exercised                                 (2,113)                      31.75
  Expired                                  (16,650)            31.75 to  43.75
                                           -------

Outstanding at November 30,1992            136,725             14.63 to  43.75
  Granted                                   40,700             31.00 to  32.75
  Exercised                                 (2,200)                      32.00
  Expired                                  (28,375)            32.00 to  43.75
                                           -------

Outstanding at November 30, 1993           146,850             14.63 to  43.75
                                           -------
                                           -------


Options for 79,875 shares were exercisable at November 30, 1993. The remaining outstanding options become exercisable in varying amounts through 1997.

Awards under the 1992 Incentive Plan may include but are not limited to stock bonuses, stock options, convertible securities and restricted stock grants. Restrictions may limit the sale, transfer, voting rights and dividends on these shares. At November 30, 1993, 15,000 restricted shares were outstanding, and 65,549 shares were available for future grants.

- -------------------------------------------------------------------------------
NOTE 14  BUSINESS SEGMENTS AND GRAPHIC AREAS

Financial information for 1993, 1992 and 1991, with respect to the various business segments of the Company, appears on pages 46 and 47.

QUARTERLY FINANCIAL DATA

Summarized quarterly financial data for the years ended November 30, 1993 and 1992 follow (in thousands except per share data):


                                                                    1993
                                        ------------------------------------------------------------
                                             First         Second          Third         Fourth
                                            Quarter        Quarter        Quarter        Quarter
- ----------------------------------------------------------------------------------------------------
Sales                                      $96,454       $121,633       $124,039       $111,231
Gross Profit                                27,002         34,477         33,662         24,728
Net Income (loss)                              783          3,994          2,865        (31,897)(1)
Net Income (loss) per share                    .20           1.04            .72          (8.24)(1)


                                                                    1992
                                        ------------------------------------------------------------
                                             First         Second          Third         Fourth
                                            Quarter        Quarter        Quarter        Quarter
- ----------------------------------------------------------------------------------------------------
Sales                                      $93,922       $117,000       $117,584       $117,971
Gross Profit                                23,337         31,177         31,848         32,166
Net Income (loss)                           (1,963)         2,780          3,122          1,920
Net Income (loss) per share                   (.51)           .72            .81            .51


The Company traditionally experiences seasonal patterns associated with weather and contractor schedules, which result in lower sales during the first quarter.

(1)  Includes $31.5 million in fourth-quarter charges, or $8.15 per share, net of income taxes, for restructuring and other related items.



PER SHARE DATA

                                        Market Price            Dividends
                                     ----------------------------------------
Quarters Ended                       1993         1992       1993      1992
- -----------------------------------------------------------------------------
February 28              --High     $35         $36 1/2      $.32      $.32
                         --Low       32          32 1/4

May 31                   --High      33          34 3/4       .32       .32
                         --Low       31          29 3/4

August 31                --High      38          33 1/2       .32       .32
                         --Low       32 1/4      29

November 30              --High      38 3/4      35           .32       .32
                         --Low       35 3/4      31 1/8


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
- --------------------------------------------------------------------------------


To the Stockholders and the Board of Directors, Ameron, Inc.:

We have audited the accompanying consolidated balance sheets of Ameron, Inc. (a Delaware corporation) and subsidiaries as of November 30, 1993 and 1992, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended November 30, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Gifford-Hill-American, Inc. as of November 30, 1992 and 1991, the investment in which is reflected in the accompanying financial statements using the equity method of accounting (see
Note 4). The investment in this company is insignificant to consolidated assets. The equity in its net losses represents 15 and 17 percent of consolidated net income for 1992 and 1991, respectively. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for that company, is based on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ameron, Inc. and subsidiaries as of November 30, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1993, in conformity with generally accepted accounting principles.



                                    ARTHUR ANDERSEN & CO.


                                    LOS ANGELES, CALIFORNIA
                                    JANUARY 13, 1994



REPORT OF MANAGEMENT
- --------------------------------------------------------------------------------


We have prepared the accompanying consolidated financial statements and related financial information of Ameron, Inc. and subsidiaries in conformity with generally accepted accounting principles appropriate in the circumstances. Management is primarily responsible for the integrity of the financial information included in this Annual Report. In preparing the financial statements, management makes estimates as necessary based upon currently available information and judgments of current conditions and circumstances.

Ameron maintains a system of internal accounting controls supported by documentation to provide reasonable assurance that assets are safeguarded and the accounting records reflect the authorized transactions of the Company. We believe the Company's system provides this appropriate balance in accordance with established policies and procedures as implemented by qualified personnel.

The independent auditors, Arthur Andersen & Co., appointed by the Board of Directors, are responsible for expressing their opinion as to whether the consolidated financial statements present fairly in all material respects the financial position, operating results and cash flows of the Company. In this process, they evaluate the system of internal accounting controls to establish the audit procedures. Their opinion appears on this page.

The Audit Committee of the Board of Directors is composed of four directors who are not officers or employees of the Company. They meet periodically with management, Arthur Andersen & Co. and the internal auditors to review the audit scope and results, discuss internal control and financial reporting subjects, and review management actions on these matters. Arthur Andersen & Co. and the internal auditors have full and free access to the members of the Audit Committee.



                                    /s/ James S. Marlen
                                    JAMES S. MARLEN
                                    President & Chief Executive Officer



                                    /s/ Gary Wagner
                                    GARY WAGNER
                                    Senior Vice President & Chief Financial
                                    Officer, Treasurer

BUSINESS SEGMENTS & GEOGRAPHIC AREAS



Ameron classifies its business operations into four segments: PROTECTIVE COATINGS SYSTEMS--high-performance coatings and product finishes; FIBERGLASS PIPE SYSTEMS--filament-wound fiberglass pipe, tubing and fittings; CONCRETE & STEEL PIPE SYSTEMS--concrete and steel pressure pipe, concrete non-pressure pipe and protective linings for pipe and fabricated products; CONSTRUCTION & ALLIED PRODUCTS--ready-mix concrete, sand and aggregates,concrete pipe, and concrete and steel lighting and traffic poles.

lntersegment sales were not significant. Operating profit (loss) for reportable segments is exclusive of certain unallocated corporate income and expense. Identifiable assets by segment are those assets that are used exclusively by such segment. Corporate assets are principally cash, receivables, property and equipment. Capital expenditures do not include plant and equipment from business acquisitions. A summary of sales, operating profit (loss), assets, depreciation and capital expenditures by segment follows.


                                                                            Business Segments
                                         --------------------------------------------------------------------------------------
                                         PROTECTIVE     FIBERGLASS     CONCRETE &   CONSTRUCTION &   CORPORATE &
(In thousands)                            COATINGS         PIPE        STEEL PIPE   ALLIED PRODUCTS  ADJUSTMENTS   CONSOLIDATED
- -------------------------------------------------------------------------------------------------------------------------------
1993
    Sales                                 $137,776       $ 92,947       $110,261       $112,373       $     --       $453,357
    Operating profit (loss)                  1,494         14,207        (15,067)         6,607        (30,360)       (23,119)
    Identifiable assets                     66,958         58,481         72,838         58,973         40,608        297,858
    Investments, advances and equity
        in undistributed earnings of
        affiliated companies                                                                            39,984         39,984
    Capital expenditures                     3,202          4,302          2,581          3,864            748         14,697
    Depreciation                             2,350          3,774          4,871          4,852            597         16,444
- -------------------------------------------------------------------------------------------------------------------------------

1992
    Sales                                 $139,948       $ 73,706       $113,417       $119,406       $     --       $446,477
    Operating profit                         4,807          7,357          6,578         13,745        (16,000)        16,487
    Identifiable assets                     69,518         67,569         80,830         62,308         51,373        331,598
    Investments, advances and equity
        in undistributed earnings of
        affiliated companies                                                                            47,882         47,882
    Capital expenditures                     4,363          8,778          2,057          4,310          1,519         21,027
    Depreciation                             2,107          3,053          4,867          4,816            806         15,649
- -------------------------------------------------------------------------------------------------------------------------------

1991
    Sales                                 $132,145       $ 72,459       $136,214       $124,318       $     --       $465,136
    Operating profit                         4,965          5,690          4,391         12,257            465         27,768
    Identifiable assets                     66,668         55,990         93,994         65,188         56,731        338,571
    Investments, advances and equity
        in undistributed earnings of
        affiliated companies                                                                            45,901         45,901
    Capital expenditures                     2,569          4,936          6,705         11,136          1,181         26,527
    Depreciation                             2,137          2,912          5,924          4,831            900         16,704


Sales for export or to any individual customer did not exceed 10% of consolidated sales. Information with respect to the Company's geographic segments is as follows:


                                                                                   Geographic Areas
                                                       ------------------------------------------------------------------------
                                                          UNITED                                    INVESTMENTS &
(In thousands)                                            STATES         EUROPE          OTHER      ELIMINATIONS   CONSOLIDATED
- -------------------------------------------------------------------------------------------------------------------------------
1993
    Sales to unaffiliated customers                      $339,993       $ 90,634       $ 22,730       $     --       $453,357
    Intercompany sales between geographic areas             3,416          1,075          6,284        (10,775)            --
                                                         ---------------------------------------------------------------------
        Total sales                                      $343,409       $ 91,709       $ 29,014       $(10,775)      $453,357
                                                         ---------------------------------------------------------------------
                                                         ---------------------------------------------------------------------

    Operating profit (loss)                              $(32,398)      $ 11,247       $ (1,968)      $     --       $(23,119)
    Identifiable assets                                   225,168         53,479         19,211             --        297,858
    Investments, advances and equity in undistributed
        earnings of affiliated companies                       --             --             --         39,984         39,984
- -------------------------------------------------------------------------------------------------------------------------------

1992
    Sales to unaffiliated customers                      $349,644       $ 79,739       $ 17,094       $     --       $446,477
    Intercompany sales between geographic areas             3,785            382          5,084         (9,251)            --
                                                         ---------------------------------------------------------------------
        Total sales                                      $353,429       $ 80,121       $ 22,178       $ (9,251)      $446,477
                                                         ---------------------------------------------------------------------
                                                         ---------------------------------------------------------------------

    Operating profit                                     $  3,956       $  8,043       $  4,488       $     --       $ 16,487
    Identifiable assets                                   249,470         63,356         18,772             --        331,598
    Investments, advances and equity in undistributed
        earnings of affiliated companies                                                                47,882         47,882
- -------------------------------------------------------------------------------------------------------------------------------

1991
    Sales to unaffiliated customers                      $386,676       $ 64,214       $ 14,246       $     --       $465,136
    Intercompany sales between geographic areas             2,479            328          3,724         (6,531)            --
                                                         ---------------------------------------------------------------------
        Total sales                                      $389,155       $ 64,542       $ 17,970       $ (6,531)      $465,136
                                                         ---------------------------------------------------------------------
                                                         ---------------------------------------------------------------------

    Operating profit                                     $ 23,939       $  1,489       $  2,340       $     --       $ 27,768
    Identifiable assets                                   278,206         44,136         16,229             --        338,571
    Investments, advances and equity in undistributed
        earnings of affiliated companies                                                                45,901         45,901

- -----------------------------------------------------------------------------------------------------------------------------
