Form 10-K405, Exhibit 13
period 1994-11-30
AMERON INC/DE
filed 1995-02-28
CIK 790730

                                  ANNUAL REPORT


Exhibit 13 is the Corporation's 1994 Annual Report to Stockholders.

This 10-K Report should be read only in conjunction with that Annual Report.

In the event you do not already have a copy of the Annual Report, one may be obtained by contacting the Corporate Secretary, Post Office Box 7007, Pasadena, California 91109-7007. The telephone number is (818) 683-4000.


                                   EXHIBIT 13

FINANCIAL
SECTION



- - - - -  Selected Consolidated Financial Information            32
- - - - -  Management's Discussion and Analysis of
     Financial Condition and Results of
     Operations                                           33
- - - - -  Consolidated Statements of Operations                  37
- - - - -  Consolidated Balance Sheets                            38
- - - - -  Consolidated Statements of Cash Flows                  40
- - - - -  Consolidated Statements of Stockholders'
     Equity                                               41
- - - - -  Notes to Consolidated Financial Statements             42
- - - - -  Quarterly Financial Data                               48
- - - - -  Per Share Data                                         48
- - - - -  Report of Independent Public Accountants               49
- - - - -  Report of Management                                   49
- - - - -  Business Segments & Geographic Areas                   50

SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                        Year ended November 30
                                             ......................................................................
(Dollars in thousands except per share data)       1994           1993           1992           1991           1990
...................................................................................................................
PER COMMON SHARE DATA
  Net income (loss)                          $     2.75(1)  $    (6.28)(2) $     1.53     $     2.01(3)  $     3.02
  Net income excluding restructuring and
    related charges and unusual items              2.29           1.87           1.53           1.91           3.02
  Dividends                                        1.28           1.28           1.28           1.28           1.28
  Average shares(4)                           3,924,456      3,861,872      3,827,540      3,805,781      3,783,881
  Stock price--high                              43 1/8         38 3/4         36 1/2         47 1/8         52 1/2
  Stock price--low                               31 7/8             31             29         31 3/4         34 1/2
  Price/earnings ratio (range)                    16-12             NA          24-19          23-16          17-11
- - - - -------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
  Sales                                      $  417,682     $  453,357     $  446,477     $  465,136     $  445,900
  Gross profit                                  103,975        119,869        118,528        118,399        116,661
  Interest expense                               11,191         12,689         10,990         14,105         13,644
  Provision (benefit) for income taxes            6,971         (9,732)         1,649          5,052          6,133
  Equity in earnings (losses) of
    affiliated companies, net of taxes            1,359          1,821          2,011           (976)           566
  Net income (loss)                              10,790(1)     (24,255)(2)      5,859          7,635(3)      11,427
  Net income/sales                                 2.6%          -5.4%           1.3%           1.6%           2.6%
  Return on equity                                 9.0%         -18.6%           4.1%           5.4%           8.4%
- - - - -------------------------------------------------------------------------------------------------------------------
FINANCIAL CONDITION AT YEAR END
  Working capital                            $  101,005      $  85,990     $  107,086     $  104,428     $  103,396
  Property, plant and equipment, net            112,953        113,199        128,130        122,201        127,778
  Investments, advances and
    equity in affiliated companies               37,315         39,984         47,882         45,901         48,857
  Total assets                                  350,856        337,842        379,480        384,472        375,373
  Long-term debt, less current portion           92,847         89,590        105,874         99,304        110,266
- - - - -------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT
  Expenditures                               $   14,934      $  14,697     $   21,027     $   26,527     $   33,314
  Depreciation                                   15,855         16,444         15,649         16,704         14,286

(1) Includes $1.8 million gain, net of income taxes, or $.46 per share, on the sale of a Colombian subsidiary.
(2) Includes $31.5 million, net of income taxes, in fourth quarter charges, or $8.15 per share, for restructuring and other related items.
(3) Includes $360,000, net of income taxes, or $.10 per share, related to the sale of the Company's corporate headquarters facility, reduced by restructuring charges and asset write-downs.
(4) Includes common stock equivalents in periods in which they have a dilutive effect.

AMERON 1994 FINANCIAL REVIEW

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

................................................................................

LIQUIDITY AND CAPITAL RESERVES
During 1994, the Company generated $3.5 million of cash from operations and $4.7 million from the sale of certain assets. These funds, along with a beginning cash balance of $15.7 million and additional net borrowings of $7.9 million, were used for investments in new plant and equipment of $14.9 million, payment of dividends on common stock of $5.0 million and other investment activities of $2.9 million. Cash and cash equivalents at November 30, 1994 totaled $9.0 million.

The cash provided by operations decreased in 1994 primarily as a result of an increase in investment in working capital due to the timing of production and shipments associated with several major concrete and steel pipe projects in progress at November 30, 1994.

Investing activities included capital expenditures for construction of a protective coatings warehouse in The Netherlands, upgrades to a large diameter steel pipe facility and installation of improved information processing technology across all business segments. During the fiscal year ending November 30, 1995, the Company expects that capital expenditures will be consistent with the level of spending in 1994 and 1993 and approximately equal to depreciation. Capital expenditures will be funded from existing cash balances and cash generated from operations.

During 1994, the Company began repayment of its 8.63% unsecured $25 million notes payable to an insurance company. The annual installment aggregates $5.0 million plus accrued interest. Management believes that cash flows from operations and current cash balances, together with currently available lines of credit, will be sufficient to meet future operating requirements.

................................................................................

RESULTS OF OPERATIONS: 1994 COMPARED WITH 1993

GENERAL
Ameron earned $2.75 per share ($10.8 million after taxes) on sales of $417.7 million for 1994, compared to a net loss of $6.28 per share (loss of $24.3 million after taxes) in 1993 on sales of $453.4 million. During 1993, Ameron recognized costs totaling $45.8 million ($31.5 million after taxes) associated with a comprehensive restructuring of the Company. Excluding the after-tax effect of restructuring charges, earnings per share for 1993 would have been $1.87. During 1994, a non-strategic steel fabrication subsidiary in Colombia was sold as part of the restructuring program; the sale resulted in a net after-tax gain of $1.8 million or $.46 per share. Adjusting for the gain on the sale of this subsidiary, earnings per share for 1994 were $2.29, a 22% increase over equivalent 1993 earnings of $1.87 per share.

The earnings improvement was due principally to the positive impact of the restructuring on Ameron's business segments, as well as continued growth of the Protective Coatings business and the Construction & Allied Products segment. The Concrete & Steel Pipe business had lower earnings as a result of project delays, and the Fiberglass Pipe business declined because of completion of major fiberglass pipe projects in North Africa during 1993.

SALES
Compared to 1993, sales declined $35.7 million or 8% in 1994, primarily because of completion of major fiberglass pipe projects in North Africa; lower shipments of protective coatings from Ameron B.V., the Company's subsidiary in The Netherlands; and project delays in California that reduced shipments of concrete and steel pipe. The sales decline was offset partially by stronger Protective Coatings sales in the United States and improved market penetration by the Pole Products business within the Construction & Allied Products Group.

Total Protective Coatings sales were $134.2 million in 1994, compared to $137.8 million in 1993. The modest decline of $3.6 million reflects relatively flat market conditions in Europe and lower shipments to North Africa. Sales of industrial coatings and product finishes in the United States reached record high levels in 1994. The favorable sales performance resulted in part from the successful introduction of PSX, Ameron's proprietary new polysiloxane technology. Also contributing were market share gains in product finishes for the original equipment manufacturer market and several large protective coatings projects. The Company anticipates ongoing sales growth in the United States and market expansion gains associated with the PSX product line. Shipments from Ameron B.V. are expected to be lower; however, the Company expects continued growth in the Asian market.

Total Fiberglass Pipe segment sales were $66.2 million in 1994, compared with $92.9 million in 1993. The sales decrease ($26.7 million) was attributable to completion of several major crude oil projects in North Africa in 1993. Sales in the United States were down in 1994 mostly due to the general softness in oilfield markets and reduced demand for fuel-handling systems used for service station rehabilitation. The near-term outlook in Europe for Fiberglass Pipe is favorable. The United States market is expected to remain relatively soft across most traditional market segments.

Concrete & Steel Pipe segment sales totaled $101.6 million in 1994, compared to $110.3 million in 1993. The sales decline ($8.7 million) occurred primarily because of delivery delays on several major projects in California. The outlook for Concrete & Steel Pipe is positive since the business entered fiscal year 1995 with a backlog of $116.7 million, the highest ever achieved by the segment.

Construction & Allied Products sales totaled $115.6 million in 1994, compared with $112.4 million in 1993. The main reason for the $3.2 million increase was sales growth achieved by the Pole Products business, which more than offset a slight sales decline at Ameron HC&D, the largest supplier of ready-mix concrete in Hawaii. The growth in the Pole Products business was due to market share gains in the steel pole product line for traffic and street lighting applications, generally stronger market demand, and successful market expansion programs. Continued softness in the private construction sector on the Hawaiian Islands accounted for the modest sales decline at HC&D. Growth should continue in the Pole Products business, but economic conditions in Hawaii are expected to stay soft for the short term.

GROSS PROFIT
Gross profit margin of $104.0 million or 24.9% of sales in 1994 was lower than the $119.9 million or 26.4% of sales reported in 1993. The decline in gross profit ($15.9 million) in 1994 was due principally to the lower sales volume in 1994, particularly in the European Fiberglass Pipe operations. The lower gross profit margin rate resulted mainly from the completion of Fiberglass Pipe projects in North Africa that had favorably affected 1993 operations. The gross profit of the Concrete & Steel Pipe segment was unfavorably impacted by price competition, product mix and project delivery delays in California. Protective Coatings had a slightly lower gross profit margin due to product mix, while Construction & Allied Products had a higher gross profit margin because of productivity gains and favorable pricing.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses totaled $84.4 million in 1994, compared with $100.9 million in 1993. The $16.5 million decrease was attributable principally to the significant reduction in the Company's overhead structure resulting from the comprehensive restructuring in 1993. The decrease also reflects reduced selling expenses as a result of lower sales volume.

ENVIRONMENTAL AND LEGAL CLAIMS
Charges to income for environmental and legal claims decreased $12.2 million in 1994 compared to 1993, when an additional $9.0 million was reserved for environmental and legal matters as part of the restructuring. For discussion on pending environmental and legal claims, refer to Note 11: "Contingencies and Commitments." Given recorded reserves, the Company does not expect these matters to have a material adverse effect on the Company's financial position or its results of operations.

In the early 1970s, the Company disposed of certain quantities of waste at the Stringfellow Hazardous Waste Site in Riverside County, California, which is one of several priority sites on the Superfund list established by the U.S. Environmental Protection Agency. Ameron waste accounted for less than one percent of the total waste deposited at the site. In 1993, the State of California was found to be 75% to 85% liable for the remediation costs of this Superfund site. However, the courts have yet to accept this determination. Ameron maintains reserves that it believes to be adequate to cover expected future costs associated with this matter.

The Company is subject to federal, state and local laws and regulations concerning the environment and, in addition to the Stringfellow site, is currently participating in administrative proceedings at several sites under these laws. While the Company finds it difficult to estimate with any certainty the total cost of remediation at the several sites, on the basis of currently available information and reserves provided, the Company believes it unlikely that the outcome of such environmental regulatory proceedings will have a material adverse effect on the Company's financial position or its results of operations.

RESTRUCTURING
During 1994, the Company disbursed approximately $3.5 million for plant consolidation and employee severance costs in connection with its 1993 restructuring plan. At November 30, 1994, $1.9 million of accrued liabilities related to the 1993 restructuring remained in the Company's balance sheet.

GAIN ON THE SALE OF ASSETS
The gains from the sale of assets in 1994 were realized principally from the divestiture of a wholly-owned Concrete & Steel Pipe subsidiary in Colombia.

OTHER INCOME
Other income consisted of royalties and fees received from affiliated companies and licensees, as well as interest income and miscellaneous income earned from various sources.

INTEREST EXPENSE
Interest expense totaled $11.2 million in 1994, a decrease of $1.5 million from 1993. Interest expense in 1993 was higher because of the recording of accrued interest on income tax obligations related to prior years.

PROVISION FOR INCOME TAXES
Income tax expense aggregated $7.0 million in 1994, which represents an overall effective tax rate of 42.5% of pretax income. This compares to the effective tax rate of 45.0% in 1993 after adjusting for restructuring and related charges. The Company adopted Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes," in 1994. The requirements and impact of this statement are discussed in Note 8 in the financial statements.

EQUITY IN EARNINGS OF AFFILIATED COMPANIES
Equity in earnings of jointly-owned affiliated companies recorded in 1994 totaled $1.4 million, a slight decline from the $1.8 million recorded in 1993. During 1994, the Company refined its method for equity income recognition to a more conservative approach under which equity income is recognized only to the extent that cash dividends are anticipated. Two affiliates, Gifford-Hill-American, Inc., a pressure pipe affiliate in Texas, and Tamco, a steel mini-mill in Southern California, reported sizable improvements in sales and earnings in 1994. Sales and earnings of the Company's Saudi Arabian affiliates, Oasis-Ameron, Ltd., Bondstrand, Ltd., and Ameron Saudi Arabia, Ltd., were lower than in 1993.

................................................................................

RESULTS OF OPERATIONS: 1993 COMPARED WITH 1992

GENERAL
Ameron recorded a loss in 1993 of $24.3 million, compared to net income of $5.9 million in 1992. During the fourth quarter of 1993, the Company charged to costs and expenses $45.8 million ($31.5 million after tax) for restructuring and related activities. Of the $45.8 million, $33.8 million related directly to restructuring and the write-down of related assets. An additional $9 million provision was recorded for estimated costs related to certain environmental and legal matters. A $3 million charge was also recorded against cost of sales in the fourth quarter for the write-down of selected inventories identified as part of the restructuring efforts. The total effect of these actions resulted in a net loss of $6.28 per share for the year. However, excluding the additional fourth quarter charges, net of their applicable tax benefits, net income per share for the year would have been $1.87, an improvement over the $1.53 per share earned in the prior year.

SALES

Sales in 1993 increased $6.9 million over the prior year due to higher shipments of fiberglass pipe and protective coatings to projects in North Africa. These improvements were partially offset by reduced sales of concrete and steel pipe and construction products.

Sales of protective coatings declined $2.2 million from 1992. In the United States, sales of industrial coatings improved over 1992, while revenues from marine coatings declined due to a reduction in defense spending that impacted government orders. Sales in Europe were lower because of recessionary trends, but shipments to North Africa and the Middle East improved from Ameron B.V.

Significant shipments of fiberglass pipe from the Company's European operation to several large crude oil projects in North Africa were the principal reason for the $19.2 million increase in sales over 1992 in the Fiberglass Pipe segment. Additionally, sales in the United States improved throughout all market areas, with the biggest increase coming from fuel-handling systems used for service station rehabilitation. Partially offsetting these improvements were lower sales to industrial customers in Europe.

Concrete & Steel Pipe sales declined $3.2 million from 1992. Improved deliveries of concrete and steel pipe to projects in Northern California and Nevada were offset by reduced sales in Southern California. This business segment was impacted by reduced public spending for large water transmission projects and a low level of construction activity in the Company's geographic markets. The decline in construction activity resulted in increased price competition among producers of non-pressure concrete pipe.

Construction & Allied Products sales fell $7.0 million from 1992 as privately-funded construction activity continued to decline on the Hawaiian Islands. However, deliveries of ready-mix concrete, sand and aggregates to publicly-funded projects remained strong, while deliveries to residential construction markets improved because of increased housing starts.

GROSS PROFIT
The gross profit margin remained unchanged from 1992. Sales of fiberglass pipe and protective coatings to North Africa and improved operating efficiencies favorably impacted the overall gross profit margin. However, price competition in Europe and in certain concrete pipe markets partially offset these gains. As part of the restructuring process, a $3 million charge was recorded in the fourth quarter to write down selected inventories, which had the effect of decreasing the gross profit margin from 27.1% to 26.4%.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Despite increased insurance costs, added expenses related to the North African sales and the higher expenses of the Company's South American operations, overall selling, general and administrative expenses changed little from 1992. This was principally the result of salaried staff reductions at the beginning of the fourth quarter.

ENVIRONMENTAL AND LEGAL CLAIMS
Environmental and legal claims increased $7.8 million over 1992. As part of management's restructuring efforts, an additional $9 million was added to reserves.

RESTRUCTURING CHARGES AND WRITE-DOWN OF ASSETS
During 1993, the Company charged $33.8 million against pretax earnings for restructuring and the write-down of assets. The restructuring actions included closing two and mothballing two concrete pipe plants in the western United States; consolidating and scaling back Protective Coatings production facilities, distribution facilities and sales offices in the United States, Canada and Europe; closing a coatings plant in England; and eliminating several product lines within the Fiberglass Pipe and Construction & Allied Products groups. Also included in the restructuring was the company-wide elimination of approximately 330 salaried staff positions, the planned divestiture of a non-strategic steel fabricator in South America and the write-down of the Company's investments in selected affiliated companies, as well as other related assets.

OTHER INCOME
Royalty, fee and other income from affiliated companies and licensees increased over 1992, due largely to a special dividend received from a Mexican affiliate.

INTEREST EXPENSE
The $1.7 million increase in interest expense in 1993 is attributable mainly to accrued interest on income tax obligations related to prior years.

PROVISION FOR INCOME TAXES
Overall, the effective tax benefit rate in 1993 was 27.2% of the pretax loss.

The tax benefit attributable to the restructuring and related charges of $45.8 million was approximately $14.3 million; thus, taxes attributable to pretax income, excluding the restructuring and related charges, were $4.5 million, a 45% effective rate. The significant difference in effective rate in 1993, compared to 30% in 1992, was due primarily to losses generated by certain foreign subsidiaries for which no tax benefit was generated.

EQUITY IN EARNINGS OF AFFILIATED COMPANIES
Equity in earnings of jointly-owned affiliated companies declined slightly from 1992. Sales and earnings of the Company's Saudi Arabian affiliates were equal to or higher than prior year's results. Gifford-Hill-American, Inc., the Company's pressure pipe affiliate in Texas, returned to profitability in 1993, while Tamco, a steel mini-mill, reported a loss due to increased material costs and price competition.

As part of the Company's restructuring efforts, the Company recorded a write-down of the investments in certain affiliates to their estimated net realizable value.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                  Year ended November 30
                                                                   ................................................
(Dollars in thousands except per share data)                           1994                1993                1992
...................................................................................................................
Sales                                                              $417,682            $453,357            $446,477
Cost of sales                                                       313,707             333,488             327,949
                                                                   ------------------------------------------------
Gross profit                                                        103,975             119,869             118,528
Selling, general and administrative expenses                         84,415             100,917             100,157
Environmental and legal claims                                        2,352              14,503               6,710
Restructuring charges and write-down  of assets                          --              33,797                  --
Gain from sale of assets                                              4,188                 547                 149
Other income                                                          6,197               5,682               4,677
                                                                   ------------------------------------------------
Income (loss) before interest expense and  income taxes              27,593             (23,119)             16,487
Interest expense                                                     11,191              12,689              10,990
                                                                   ------------------------------------------------
Income (loss) before income taxes                                    16,402             (35,808)              5,497
Provision (benefit) for income taxes                                  6,971              (9,732)              1,649
                                                                   ------------------------------------------------
Income (loss) of consolidated companies                               9,431             (26,076)              3,848
Equity in earnings of affiliated companies, net of taxes              1,359               1,821               2,011
                                                                   ------------------------------------------------
Net income (loss)                                                  $ 10,790            $(24,255)           $  5,859
                                                                   ------------------------------------------------
                                                                   ------------------------------------------------
Net income (loss) per share                                        $   2.75            $  (6.28)           $   1.53
                                                                   ------------------------------------------------
                                                                   ------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

                                                                                              As of November 30
                                                                                      .............................
(Dollars in thousands except per share data)                                               1994                1993
...................................................................................................................
ASSETS
  Current assets
    Cash and cash equivalents                                                         $   9,030           $  15,738
    Receivables, less allowance of $4,135 in 1994 and $4,315 in 1993                     97,519              77,572
    Inventories                                                                          71,644              61,661
    Deferred income tax benefits                                                          4,706              13,586
    Prepaid expenses and other                                                            5,192               8,590
                                                                                      -----------------------------
      Total current assets                                                              188,091             177,147


Investments, advances and equity in undistributed
  earnings of affiliated companies                                                       37,315              39,984


Property, plant and equipment
  Land                                                                                   21,589              21,460
  Buildings                                                                              43,991              42,211
  Machinery and equipment                                                               192,483             191,072
  Construction in progress                                                               10,028               7,364
                                                                                      -----------------------------
                                                                                        268,091             262,107


Less - accumulated depreciation                                                        (155,138)           (148,908)
                                                                                      -----------------------------
                                                                                        112,953             113,199


Other assets                                                                             12,497               7,512
                                                                                      -----------------------------

                                                                                      $ 350,856           $ 337,842
                                                                                      -----------------------------
                                                                                      -----------------------------

                                                                                              As of November 30
                                                                                      .............................
                                                                                           1994                1993
...................................................................................................................
LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities
    Short-term borrowings                                                             $   2,931           $   2,021
    Current portion of long-term debt                                                     9,674               5,978
    Trade payables                                                                       25,507              25,309
    Accrued liabilities
      Taxes, interest and other                                                          17,952              16,235
      Compensation and benefits                                                          11,382              14,277
      Insurance                                                                           4,392               8,407
      Claims and other                                                                   10,435              13,083
    Income taxes                                                                          4,813               5,847
                                                                                      -----------------------------
      Total current liabilities                                                          87,086              91,157

Deferred income taxes                                                                     5,759              15,605
Long-term debt, less current portion                                                     92,847              89,590
Other long-term liabilities                                                              40,357              25,976
Commitments and contingencies

Stockholders' equity
  Common stock, par value $2.50 a share
    Authorized 12,000,000 shares
    Outstanding 3,935,711 shares in 1994 and
      3,886,465 shares in 1993, net of treasury shares                                   12,772              12,648
  Additional paid-in capital                                                             14,658              13,414
  Retained earnings                                                                     139,586             133,812
  Cumulative foreign currency translation adjustments                                       570                (861)
  Minimum pension liability adjustment                                                       --                (720)
  Less treasury stock (1,172,900 shares in 1994 and 1993), at cost                      (42,779)            (42,779)
                                                                                      -----------------------------
      Total stockholders' equity                                                        124,807             115,514
                                                                                      -----------------------------
                                                                                      $ 350,856           $ 337,842
                                                                                      -----------------------------
                                                                                      -----------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  Year ended November 30
                                                                  .................................................
(Dollars in thousands)                                                 1994                1993                1992
...................................................................................................................
OPERATING ACTIVITIES
  Net income (loss)                                               $  10,790            $(24,255)           $  5,859
  Adjustments to reconcile net income (loss) to
    net cash provided by operating activities:
      Depreciation                                                   15,855              16,444              15,649
      Provision (benefit) for deferred income taxes                   9,414             (17,759)               (958)
      Equity in earnings of affiliated companies                     (1,359)             (1,821)             (2,011)
      Dividends from affiliated companies                             1,755               3,670               1,063
      Gain from sale of assets                                       (4,188)               (547)               (149)
      Stock contributed to employee benefit plan                        967                 958                 873
      Non-cash restructuring and asset write-downs                       --              28,668                  --
      Other, net                                                       (479)               (189)                331
  Other changes in operating assets and liabilities:
      (Increase) decrease in receivables                            (17,109)              3,744               2,224
      (Increase) decrease in inventories                             (9,383)             (2,489)             11,581
      (Increase) decrease in other current assets                     3,374                 357              (5,088)
      (Increase) decrease in long-term assets                        (2,390)                332                  18
      Increase (decrease) in trade payables,
        accrued liabilities and income taxes                         (9,899)              7,468               6,443
      Increase in long-term liabilities                               6,184              10,466               3,471
                                                                   ------------------------------------------------
    Net cash provided by operating activities                         3,532              25,047              39,306
                                                                   ------------------------------------------------
INVESTING ACTIVITIES
  Proceeds from sale of assets                                        4,688               1,850              22,211
  Additions to property, plant and equipment                        (14,934)            (14,697)            (21,027)
  Investment in life insurance policies                              (2,872)             (1,613)               (960)
  Other                                                                (420)                (30)             (2,095)
                                                                   ------------------------------------------------
    Net cash used in investing activities                           (13,538)            (14,490)             (1,871)
                                                                   ------------------------------------------------

FINANCING ACTIVITIES
  Net change in debt with maturities of
    three months or less                                                395                (221)            (10,447)
  Issuance of debt                                                   13,041                  --              15,572
  Repayment of debt                                                  (5,953)            (15,728)            (24,552)
  Dividends on common stock                                          (5,016)             (4,950)             (4,904)
  Issuance of common stock                                              401                  70                  67
                                                                   ------------------------------------------------
    Net cash provided by (used in) financing activities               2,868             (20,829)            (24,264)
                                                                   ------------------------------------------------
  Effect of exchange rate changes on cash
    and cash equivalents                                                430                (437)               (260)
                                                                   ------------------------------------------------
    Net change in cash and cash equivalents                          (6,708)            (10,709)             12,911
  Cash and cash equivalents at beginning of year                     15,738              26,447              13,536
                                                                   ------------------------------------------------
  Cash and cash equivalents at end of year                         $  9,030            $ 15,738             $26,447
                                                                   ------------------------------------------------
                                                                   ------------------------------------------------
  Other cash flow information:
    Interest paid                                                  $ 10,365            $ 11,903            $ 10,913
                                                                   ------------------------------------------------
                                                                   ------------------------------------------------
    Income taxes paid                                              $  1,581            $  3,535            $  5,337
                                                                   ------------------------------------------------
                                                                   ------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                         Common Stock
                                                   ........................
                                                        Shares                     Additional       Retained
(Dollars in thousands except per share data)       Outstanding       Amount   Paid-in Capital       Earnings       Other
........................................................................................................................
Balance, November 30, 1991                           3,812,700      $12,464           $11,139       $162,062     $   518
  Net income--1992                                                                                     5,859
  Exercise of stock options and issuance of stock
    to employee savings plan                            28,930           72               868
  Dividends on common stock of $1.28 a share                                                          (4,904)
  Foreign currency translation adjustments
    (net of deferred income tax benefit of $230)                                                                    (413)
                                                     -------------------------------------------------------------------
Balance, November 30, 1992                           3,841,630       12,536            12,007        163,017         105
  Net loss--1993                                                                                     (24,255)
  Exercise of stock options and issuance of stock
    to employee savings plan                            44,835          112             1,407
  Dividends on common stock of $1.28 a share                                                          (4,950)
  Foreign currency translation adjustments
    (net of deferred income tax benefit of $644)                                                                    (966)
  Minimum pension liability adjustment                                                                              (720)
                                                     -------------------------------------------------------------------
Balance, November 30, 1993                           3,886,465       12,648            13,414        133,812      (1,581)
  Net income--1994                                                                                    10,790
  Exercise of stock options and issuance of stock
    to employee savings plan                            49,246          124             1,244
  Dividends on common stock of $1.28 a share                                                          (5,016)
  Foreign currency translation adjustments
    (net of deferred income tax of $954)                                                                           1,431
  Minimum pension liability adjustment                                                                               720

                                                     -------------------------------------------------------------------
Balance, November 30, 1994                           3,935,711      $12,772           $14,658       $139,586     $   570
                                                     -------------------------------------------------------------------
                                                     -------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


................................................................................

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

The Company provides technical services and receives fees, royalties and other income from several of its affiliates and licensees, which are included in other income.

Certain prior year balances have been reclassified to conform with the current year presentation.

CASH AND CASH EQUIVALENTS
Cash equivalents include time deposits with maturities of three months or less when purchased. At November 30, 1994 and 1993, the Company had approximately $22,000 and $7,200,000, respectively, invested in such securities. The carrying value of cash and cash equivalents approximates their fair value.

INVENTORIES
Inventories are valued at the lower of cost or market. Cost is principally determined by either the first-in, first-out or average cost methods. Such cost includes raw materials, direct labor and manufacturing overhead. Certain steel inventories are valued using the last-in, first-out cost method.

PROPERTY, PLANT AND EQUIPMENT
Items capitalized as property, plant and equipment, including improvements to existing facilities, are recorded at cost. Upon sale or retirement, the cost and related accumulated depreciation are removed from the respective accounts, and any gain or loss is included in income. Maintenance and repair costs are expensed as incurred. Interest costs of $104,000 and $794,000 applicable to the period of construction of major plant and expansion projects were capitalized in 1993 and 1992, respectively.

Depreciation is computed principally using the straight-line method based on estimated useful lives of the assets. Annual rates of depreciation are as follows:

                                                         Percentage of Cost
- - - - ---------------------------------------------------------------------------
Buildings                                                     2 1/2--10
Machinery and equipment
  Autos, trucks and trailers                                  6 2/3--50
  Cranes and tractors                                        10    --15
  Manufacturing equipment                                     6 2/3--33 1/3
  Other                                                       5    --66 2/3

FOREIGN CURRENCY TRANSLATION
The functional currency for the majority of the Company's foreign operations is the applicable local currency. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The gains or losses, net of applicable deferred income taxes, resulting from such translation are included in stockholders' equity. Gains or losses resulting from foreign currency transactions are included in other income.

INCOME TAXES
In December 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (FAS 109), Accounting for Income Taxes. The adoption of FAS 109 changes the Company's method of accounting for income taxes from the deferred method (APB 11) to an asset and liability approach. Previously the company deferred the past tax affects of timing differences between financial reporting and taxable income. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

NET INCOME PER SHARE
Net income per share is computed on the basis of the weighted average number of common shares outstanding each year, plus common stock equivalents related to dilutive stock options. The number of shares used in the computation of per share data was 3,924,456 in 1994, 3,861,872 in 1993 and 3,827,540 in 1992.

RESEARCH AND DEVELOPMENT COSTS
Research and development costs are expensed as incurred. Such costs were approximately $4,700,000 in 1994, $4,100,000 in 1993 and $4,000,000 in 1992.

REVENUE RECOGNITION
Revenue from sales of protective coatings, fiberglass pipe, construction products and certain other products is recorded at the time the goods are shipped or when title passes. Revenue from sales of concrete and steel pipe is recorded at the time the pipe is inspected and accepted by the customer.

................................................................................

NOTE 2    OTHER INCOME

Other income for the years ended November 30 included the following:

(In thousands)                                     1994      1993      1992
- - - - ---------------------------------------------------------------------------
Royalties and fees from affiliated
  companies and licensees                        $4,018    $3,967    $3,284
Foreign currency loss                              (205)     (147)     (433)
Interest income                                     684       836     1,543
Miscellaneous                                     1,700     1,026       283
                                                 --------------------------
                                                 $6,197    $5,682    $4,677
                                                 --------------------------
                                                 --------------------------

Note 3    Inventories

Inventories at November 30, were as follows:

(In thousands)                                               1994      1993
- - - - ---------------------------------------------------------------------------
Finished products                                         $34,664   $34,124
Products in process                                        20,175    11,689
Materials and supplies                                     16,805    15,848
                                                          -----------------
                                                          $71,644   $61,661
                                                          -----------------
                                                          -----------------

Certain steel inventories are valued using the last-in, first-out cost method. These items comprised 9.2% and 7.1% of consolidated inventories at November 30, 1994 and 1993, respectively. If such inventories had been valued using the first-in, first-out cost method, total inventories would have increased by $2,265,000 and $1,834,000 at November 30, 1994 and 1993, respectively.

................................................................................

NOTE 4    AFFILIATED COMPANIES

The Company's principal investments, which have been accounted for by the equity method, are summarized as follows:

                                                                  Ownership
Products                              Affiliate                    Interest
- - - - ---------------------------------------------------------------------------
Concrete pipe products        Gifford-Hill-American, Inc.               50%
                              Ameron Saudi Arabia, Ltd.                 30%
Steel products                Tamco                                     50%
Other                         Bondstrand, Ltd.                          40%
                              Oasis-Ameron, Ltd.                        40%


                                     Concrete     Steel
(In thousands)                  pipe products  products     Other     Total
- - - - ---------------------------------------------------------------------------
Investment, November 30, 1994
  Cost                                $ 5,786   $ 8,482   $ 3,706   $17,974
  Accumulated equity in
    undistributed earnings             17,520     8,760     2,809    29,089
  Reserves                             (9,281)     (467)             (9,748)
                                      -------------------------------------
                                      $14,025   $16,775   $ 6,515   $37,315
                                      -------------------------------------
                                      -------------------------------------

Investment, November 30, 1993
  Cost                                $ 5,786   $ 8,482   $ 3,244   $17,512
  Accumulated equity in
    undistributed earnings             16,420     8,293     5,082    29,795
  Reserves                             (7,323)                       (7,323)
                                      -------------------------------------
                                      $14,883   $16,775   $ 8,326   $39,984
                                      -------------------------------------
                                      -------------------------------------

The Company provides income taxes on its equity in earnings of affiliated companies to the extent that such earnings are expected to be distributed or repatriated. The approximate accumulated amount of undistributed earnings for which no U.S. tax has been provided was $2,000,000 at November 30, 1994 and 1993.

Summarized financial information for affiliates in the concrete pipe products business follows:

Financial Condition (In thousands)                           1994      1993
- - - - ---------------------------------------------------------------------------
Current assets                                           $ 70,100   $56,169
Noncurrent assets                                          39,802    42,668
                                                         ------------------
                                                         $109,902   $98,837
                                                         ------------------
                                                         ------------------

Current liabilities                                      $ 39,125   $28,810
Noncurrent liabilities                                      3,371     1,985
Stockholders' equity                                       67,406    68,042
                                                         ------------------
                                                         $109,902   $98,837
                                                         ------------------
                                                         ------------------

Results of Operations  (In thousands)              1994      1993      1992
- - - - ---------------------------------------------------------------------------
Net sales                                       $80,230   $81,144   $62,873
                                                ---------------------------
                                                ---------------------------
Gross profit                                    $23,715   $21,305   $15,938
                                                ---------------------------
                                                ---------------------------
Net income                                      $ 5,688   $ 5,367   $ 2,121
                                                ---------------------------
                                                ---------------------------

The Company's investment in Gifford-Hill-American, Inc., which manufactures concrete pressure pipe, was recorded based on audited financial statements as of June 30, 1994 and unaudited financial statements as of October 31, 1994.

The Company's investments in Ameron Saudi Arabia, Ltd., Bondstrand, Ltd. and Oasis-Ameron, Ltd. were recorded based on audited financial statements as of December 31, 1993 and unaudited financial statements as of September 30, 1994. The investment in Tamco was based on audited financial statements as of November 30, 1994.

Summarized financial information for Tamco, Bondstrand, Ltd. and Oasis-Ameron, Ltd. follows:

Financial Condition (In thousands)                           1994      1993
- - - - ---------------------------------------------------------------------------
Current assets                                            $48,074   $46,476
Noncurrent assets                                          28,131    34,025
                                                          -----------------
                                                          $76,205   $80,501
                                                          -----------------
                                                          -----------------

Current liabilities                                       $18,768   $21,045
Noncurrent liabilities                                      4,312     4,151
Stockholders' equity                                       53,125    55,305
                                                          -----------------
                                                          $76,205   $80,501
                                                          -----------------
                                                          -----------------

Results of Operations  (In thousands)              1994      1993      1992
- - - - ---------------------------------------------------------------------------
Net sales                                      $136,790  $118,845  $108,093
                                               ----------------------------
                                               ----------------------------
Gross profit                                   $ 17,637  $ 10,953  $ 15,988
                                               ----------------------------
                                               ----------------------------
Net income                                     $  3,886  $  2,805  $  7,048
                                               ----------------------------
                                               ----------------------------

The amount of investments and accumulated equity in the undistributed earnings in the Middle Eastern affiliates was approximately $19,000,000 and $22,200,000 at November 30, 1994 and 1993, respectively.

Sales and technical services provided by the Company to affiliates in the Middle East totaled approximately $3,500,000 in 1994, $4,100,000 in 1993 and $4,300,000
in 1992, and related receivables aggregated approximately $2,400,000 at November 30, 1994 and $3,300,000 at November 30, 1993.

Receivables from all affiliated companies approximated $2,800,000 at November 30, 1994 and $3,600,000 at November 30, 1993.

................................................................................

NOTE 5    SALE OF ASSETS

During the third quarter of 1994, the Company completed the sale of a non-strategic steel fabrication subsidiary in Colombia. This sale resulted in an after tax gain of $1.8 million or $.46 per share, for the year.

................................................................................

NOTE 6    RESTRUCTURING CHARGES AND WRITE-DOWN OF ASSETS

In the fourth quarter of fiscal 1993, the Company recorded a pretax restructuring charge of $31.9 million and wrote down related fixed assets of $1.9 million. The restructuring charges included facility and product line consolidation, severance of approximately 330 salaried employees, revaluation of underperforming assets to their expected realizable value and provision for elimination of several non-strategic and unprofitable operations. These costs reflect management's efforts to redeploy the Company's capital to those core businesses that are expected to yield returns consistent with management's expectations and objectives.

The following is a summary of restructuring charges and asset write-downs recorded by the Company:

(In thousands)                                                         1993

- - - - ---------------------------------------------------------------------------
Facility and product line consolidation                             $11,367
Revalue investments and related assets                                9,403
Elimination of non-strategic operations                               7,494
Employee severance costs                                              3,430
Fixed asset write downs                                               1,937
Other                                                                   166
                                                                    -------
Total                                                               $33,797
                                                                    -------
                                                                    -------

The following is a summary of restructuring charges and asset write-downs by business segment:

(In thousands)                                                         1993
- - - - ---------------------------------------------------------------------------
Protective Coatings                                                 $ 5,128
Fiberglass Pipe                                                       1,909
Concrete & Steel Pipe                                                10,604
Construction & Allied Products                                        3,723
Corporate                                                            12,433
                                                                    -------
Total                                                               $33,797
                                                                    -------
                                                                    -------

................................................................................

NOTE 7    EMPLOYEE BENEFIT PLANS

The Company has a qualified, defined benefit, noncontributory pension plan for employees not covered by union pension plans, which is accounted for in accordance with Financial Accounting Standards Board Statement No. 87. Benefits paid to retirees are based upon age at retirement, years of credited service and average compensation. The Company's funding policy is to make contributions to the plan sufficient to meet the minimum funding requirements of applicable laws and regulations, plus such additional amounts, if any, as the Company's actuarial consultants recommend.

Assets of the defined benefit plan are invested in a directed trust. Assets in the trust are invested in equity securities of corporations (including $3,220,000 of the Company's common stock at November 30, 1994), U.S. government obligations, derivative securities, corporate bonds and money market funds.

During 1994, the overfunded and underfunded pension plans were combined so that the assets of each predecessor pension plan are available to satisfy the previously existing obligations of the other.

The Company has a supplemental non-qualified, non-funded retirement plan, for which the Company has purchased cost recovery life insurance on the lives of the participants. The Company is the sole owner and beneficiary of such policies. The amount of the coverage is designed to provide sufficient revenues to cover all costs of the plan if assumptions made as to mortality experience, policy earnings and other factors are realized. On November 30, 1994 and 1993, the cash surrender value of these policies was $3,314,000 and $1,973,000, respectively.


Net periodic pension cost for the years ended November 30, consists of the following:

(In thousands)                                     1994      1993      1992
- - - - ---------------------------------------------------------------------------
Service cost:
  Defined benefit plans                         $ 2,111  $  2,452   $ 2,675
  Supplemental plan                                  25        26        29
Interest cost:
  Defined benefit plans                           7,663     7,744     7,193
  Supplemental plan                                 186       146       148
Return on plan assets                               508   (20,847)   (8,125)
Net (amortization) deferral:
  Defined benefit plans                          (9,701)   11,962      (857)
  Supplemental plan                                 268       202       221
                                                ---------------------------
Net periodic pension cost                       $ 1,060  $  1,685   $ 1,284
                                                ---------------------------
                                                ---------------------------

The following table sets forth the funding status of the qualified, defined benefit plan and the amount recognized in the Company's balance sheet at November 30:

(In thousands)                                     1994                1993
- - - - ---------------------------------------------------------------------------
                                                             Over     Under
                                                           Funded    Funded
                                               ----------------------------
Actuarial present value of:
  Vested benefit obligation                    $ 88,108  $ 72,330   $22,959
  Non-vested benefits                               621       657       209
                                               ----------------------------
Accumulated benefit obligation                   88,729    72,987    23,168
Effect of salary increases                        8,349    10,714        --
                                               ----------------------------
Actuarial present value of
  projected benefit obligation                   97,078    83,701    23,168
Less plan assets at market value                104,381    95,662    17,159
                                               ----------------------------
Plan assets (in excess of) under
  projected benefit obligation                   (7,303)  (11,961)    6,009
Unrecognized (obligation) asset                  11,820    13,332    (3,320)
Additional minimum liability                         --        --     3,320
                                               ----------------------------
Accrued pension cost in
  consolidated balance sheets                  $  4,517  $  1,371   $ 6,009
                                               ----------------------------
                                               ----------------------------

The following table sets forth the status of the supplemental plan as of November 30:

(In thousands)                                               1994      1993
- - - - ---------------------------------------------------------------------------
Actuarial present value of:
  Vested benefit obligation                                $2,172    $1,783
  Non-vested benefits                                           5        13
                                                           ----------------
Accumulated benefit obligation                              2,177     1,796
Effect of salary increases                                    124       114
                                                           ----------------
Actuarial present value of
  projected benefit obligation                              2,301     1,910
Unrecognized obligation                                      (965)     (852)
Unrecognized net gain                                         353       333
                                                           ----------------
Accrued pension cost in consolidated balance sheets        $1,689    $1,391
                                                           ----------------
                                                           ----------------

During 1993, a curtailment of salaried employees was recognized and decreases in liability were noted. As a result of the curtailment, the defined benefit plan's expected future service cost declined 13% and the projected benefit obligation declined $1,427,000. For the supplemental plan, the expected future service cost declined 18% and the projected benefit obligation declined $22,000.

The 1994 actuarial computations for both the qualified, defined benefit plan and the supplemental plan assumed a discount rate of 8.75% and annual salary increases of 6.25%. The qualified, defined benefit plan assumed an expected long term rate of return of 9.75%.

Approximately 22% of the Company's employees are covered by union sponsored, collectively bargained, multi-employer pension plans. The Company contributed and charged to expense $2,400,000 in 1994 and $1,900,000 and $1,800,000 in 1993
and 1992, respectively. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of hours worked. Information from the plans' administrators is not available to permit the Company to determine its share of unfunded vested benefits, if any. The Company has no intention of withdrawing from any of these plans, nor is there any intention to terminate such plans.

Effective December 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The Statement requires the Company to accrue the estimated cost of retiree benefit payments during the years the employees provide services. The Statement allows recognition of the cumulative effect of the liability in the year of the adoption or the amortization of the obligation over a period of up to 20 years. The Company has elected to recognize the initial postretirement benefit obligation of $1,330,000 over a period of 20 years.

The accumulated postretirement benefit obligation in the Company's balance sheet at November 30, follows:

(In thousands)                                                         1994
- - - - ---------------------------------------------------------------------------
Retirees                                                            $  (297)
Actives eligible                                                       (462)
All others                                                             (571)
                                                                    -------
Postretirement benefit obligation                                    (1,330)
Unrecognized net transition obligation                                1,353
Unrecognized gains                                                      154
                                                                    -------
Accrued postretirement cost in the balance sheet                    $   131
                                                                    -------

                                                                    -------

Net periodic postretirement benefit cost for the year ended November 30, consisted of the following components:

(In thousands)                                                         1994
- - - - ---------------------------------------------------------------------------
Service cost                                                        $    55
Interest cost                                                           111
Net amortization                                                         71
                                                                    -------
Net periodic postretirement benefit expense                         $   237
                                                                    -------
                                                                    -------

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 9.5% to 10% in 1994; it is assumed that the rate will decline gradually to 6% by the year 2001. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.5% at December 1, 1993 and 8.5% at November 30, 1994. The salary increase rate used was 5.0%.

The Company has a deferred compensation plan providing officers and key executives with the opportunity to participate in an unfunded, deferred compensation program. Under the program, participants may defer up to 50% of their base compensation and 100% of bonuses earned, and earn interest on their deferred amounts. The program is not qualified under Section 401 of the Internal Revenue Code. The total of net participant deferrals, which is reflected in accrued liabilities was $3,208,000 at November 30, 1994 and $2,602,000 at November 30, 1993. The expense for this plan was $136,000 in 1994, $362,000 in 1993 and $506,000 in 1992.

The Company has a life insurance plan wherein eligible executives are provided with life insurance protection based upon three times base salary. Upon retirement, the executive is provided with life insurance protection based upon final base salary. Benefits may be paid as a lump sum or as an annual income to the identified survivor over ten years. The expense for this plan was $60,000 in 1994, $50,000 in 1993 and $51,000 in 1992.

In connection with the above two plans, whole life insurance contracts were purchased on the related participants. At November 30, 1994 and 1993, the cash surrender value of these policies was $4,690,000 and $3,159,000, net of loans of $2,043,000 and $1,901,000, respectively.

The Company provides to certain employees a savings plan under Section 401(k) of the Internal Revenue Code. The savings plan allows for deferral of income up to a certain percentage through contributions to the plan and, within certain restrictions, Company matching contributions in the form of the Company's common stock. In 1994, 1993 and 1992, the Company recorded expenses for matching contributions of $967,000, $958,000 and $873,000, respectively, while 25,996, 27,635, and 26,817 shares of common stock were issued by the Company to the savings plan.

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


................................................................................

NOTE 8    INCOME TAXES

In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." The Company adopted the new accounting and disclosure requirements beginning in the first quarter of its year ended November 30, 1994. Adoption of the standard did not have a material effect on net income.

The provision (benefit) for income taxes for the years ended November 30, included the following:

(In thousands)                                     1994      1993      1992
- - - - ---------------------------------------------------------------------------
Current
  Federal                                       $(3,730) $  1,340   $   (24)
  Foreign                                         1,287     6,542     2,463
  State                                              --       145       168
                                                ---------------------------
                                                 (2,443)    8,027     2,607
                                                ---------------------------
Deferred
  Federal                                         8,566   (15,918)   (1,508)
  Foreign                                          (157)      (25)    1,153
  State                                           1,005    (1,816)     (603)
                                                ---------------------------
                                                  9,414   (17,759)     (958)
                                                ---------------------------
                                                $ 6,971  $ (9,732)  $ 1,649
                                                ---------------------------
                                                ---------------------------

The principal types of timing differences and the tax effect of each, which give rise to the deferred tax provision (benefit), for the years ended November 30, follow:

(In thousands)                                     1994      1993      1992
- - - - ---------------------------------------------------------------------------
Accelerated depreciation                         $ (150) $     33     $(248)
Change in nondeductible reserves                  8,799   (12,163)     (608)
Investment tax credits, net                          --       (42)      (98)
Sale of condemned property                           --        --       (41)
Write down of fixed assets                           --    (3,472)       14
Federal alternative minimum tax credit             (314)   (1,099)       --
Other, net                                        1,079    (1,016)       23
                                                 --------------------------
                                                 $9,414  $(17,759)    $(958)
                                                 --------------------------
                                                 --------------------------

Deferred tax liabilities/(assets) are comprised of the following as of November 30:

(In thousands)                                                         1994
- - - - ---------------------------------------------------------------------------
Non-current deferred taxes
  Self insurance/contingency reserves                               $(8,738)
  Investments                                                         4,795
  Employee benefits                                                  (6,741)
  Fixed assets                                                       20,225
  Federal alternative minimum tax credits &
    State net operating loss carryforwards                           (3,612)
  Other                                                                (170)
                                                                    -------
Net non-current deferred liability                                    5,759

Current deferred taxes
  Employee benefits                                                  (1,420)
  Accounts receivable                                                (1,926)
  Inventory                                                          (2,064)
  Other                                                                 704
                                                                    -------
Net current deferred asset                                           (4,706)
                                                                    -------
Net deferred taxes                                                  $ 1,053
                                                                    -------
                                                                    -------

The tax provision represents effective tax rates of 42.5%, 27.2% and 30.0% of pretax income for the years ended November 30, 1994, 1993 and 1992, respectively. A reconciliation of income taxes provided at the effective income tax rate and the amount computed at the federal statutory income tax rate of 35% for the year ended November 30, 1994, and 34% for the years ended November 30, 1993 and November 30, 1992 follows:

(In thousands)                                     1994      1993      1992
- - - - ---------------------------------------------------------------------------
Domestic pretax income (loss)                   $14,438  $(45,011)  $(2,469)
Foreign pretax income                             1,964     9,203     7,966
                                                ---------------------------
                                                $16,402  $(35,808)  $ 5,497
                                                ---------------------------
                                                ---------------------------
Taxes at federal statutory rate                 $ 5,741  $(12,175)  $ 1,869
State taxes (net of federal tax benefit)            653    (1,103)     (287)
Foreign losses with no federal benefit              199     2,591       891
Percentage depletion                               (457)     (486)     (504)
Investment tax credit amortization                   --       (42)      (98)
Write down affiliate investment                      --     1,130        --
Foreign branch/withholding taxes                    481       807       217
Other, net                                          354      (454)     (439)
                                                ---------------------------
                                                $ 6,971  $ (9,732)  $ 1,649
                                                ---------------------------
                                                ---------------------------

The Internal Revenue Service completed the examination of the Company's 1987 through 1989 Federal income tax returns, and issued an assessment. The Company agreed and paid the tax on a portion of the assessment, and filed an appeal with respect to the portion that is in dispute. The resolution of this matter is not expected to have a material effect on the Company's results of operations.


................................................................................

NOTE 9    DEBT

Short-term borrowings consist of loans payable to banks by foreign subsidiaries totaling $2,931,000 and $2,021,000 as of November 30, 1994 and 1993,
respectively. The average interest rate on these loans was approximately 19.5% in 1994 and 24.0% in 1993. The high interest rates relate to borrowings by the Company's Colombian subsidiary.

Domestically, the Company has uncommitted, short-term, bank credit lines totaling $12,500,000 with interest at various money market rates.

Long-term debt as of November 30, consisted of the following:

(In thousands)                                               1994      1993
- - - - ---------------------------------------------------------------------------
Unsecured notes payable to insurance companies:
  8.63%, payable in annual installments of $5,000,
    plus accrued interest                                $ 20,000  $ 25,000
  9.79%, payable in annual installments of $12,000
    commencing in 1996, plus accrued interest              60,000    60,000
Variable-rate bank revolving credit facility               13,041        --
10% mortgage loan, secured by land with a book
  value of $3,478, payable in 1995, plus interest           3,888     3,767
Variable-rate unsecured bank loan, payable by a
  consolidated subsidiary in Dutch guilders, with
  annual installments of approximately $739
  plus accrued interest through 2002                        5,545     5,836
Other indebtedness with various interest rates
  and maturities                                               47       965
                                                         ------------------
                                                          102,521    95,568
Less - Current portion                                      9,674     5,978
                                                         ------------------
                                                         $ 92,847   $89,590
                                                         ------------------
                                                         ------------------

The Company maintains a $35,000,000 revolving credit facility with four banks. The Company may at its option borrow at interest rates based on specified margins over money market rates, at any time until April 1996, when all borrowings under the facility must be repaid.

Additionally, a consolidated subsidiary maintains revolving credit facilities with three banks. The subsidiary may at its option borrow in various currencies, at interest rates based on specified margins over money market rates. The subsidiary is able to borrow up to the equivalent of $7,400,000 at any time through September 1996 under one facility, and $3,700,000 through August 1998 under a second facility. A third arrangement permits borrowings up to $6,800,000; this availability declines by $683,000 semi-annually. As of November 30, 1994, no amount was borrowed under these bank facilities.

Future payments due on long-term debt total $9,674,000 in 1995, $30,780,000 in 1996, $17,739,000 in 1997, $17,739,000 in 1998, and $12,739,000 in 1999.

The lending agreements contain various restrictive covenants including the requirement to maintain specified amounts of working capital and net worth and restrictions on cash dividends, borrowings, liens, investments and guarantees. Under the most restrictive provisions of the Company's lending agreements, approximately $8,000,000 of retained earnings was not restricted at November 30, 1994.

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

(In thousands)                                            November 30, 1994
- - - - ---------------------------------------------------------------------------
                                                    Carrying           Fair
                                                      Amount          Value
                                                    -----------------------
  Short-term borrowings                             $  2,931       $  2,931
  Fixed-rate long-term debt                           83,888         83,884
  Variable-rate long-term debt                        18,633         18,633

The carrying values of short-term and variable-rate long-term debt are a reasonable estimate of their fair value. The estimated fair value of the Company's fixed-rate long-term debt is based on LIBOR and U.S. government notes plus an estimated spread at November 30, 1994 for similar securities with similar remaining maturities.

The Company has guaranteed obligations of various unconsolidated foreign affiliated and nonaffiliated companies of $1,300,000 as of November 30, 1994.

................................................................................

NOTE 10   LEASE COMMITMENTS

Rental expense under long-term operating leases of property, vehicles and other equipment was $6,532,000 in 1994, $6,068,000 in 1993 and $5,512,000 in 1992. At
November 30, 1994, future rental commitments under these leases totaled $65,006,000. Future rental commitments are payable as follows:

                                                 Year ending
(In thousands)                                   November 30         Amount
- - - - ---------------------------------------------------------------------------
                                                        1995        $ 6,419
                                                        1996          5,816
                                                        1997          5,060
                                                        1998          4,692
                                                        1999          4,515
                                                 2000-Beyond         38,504
                                                                    -------
                                                                    $65,006
                                                                    -------
                                                                    -------

Minimum payments for leases have not been reduced by minimum noncancelable sublease rentals aggregating $5,069,000 for operating leases.

................................................................................

NOTE 11   CONTINGENCIES AND COMMITMENTS

An action was filed in 1992 in the U.S. District for the District of Arizona by the Central Arizona Water Conservation District ("CAWCD") seeking damages against several parties, including the Company, in connection with six prestressed concrete pipe siphons furnished and installed in the 1970's as part of the Central Arizona Project ("CAP"), a federal project to bring water from the Colorado River to Arizona. The CAWCD also filed separate actions against the U.S. Bureau of Reclamation ("USBR") in the U.S. Court of Claims and with the Arizona Projects Office of the USBR in connection with the CAP siphons. The CAWCD alleged that the six CAP siphons were defective and that the USBR and the defendants in the U.S. District Court action were liable for the repair or replacement of those siphons at a claimed estimated cost of $146.7 million. The Company internally, as well as through independent third party consultants, conducted engineering analyses regarding this issue and believes that the siphons were manufactured in accordance with the project specifications and other contract requirements, and therefore it is not liable for any claims relating to the siphons. On September 14, 1994, the U.S. District granted the Company's motion to dismiss the CAWCD action and entered judgment against the CAWCD and in favor of the Company and its co-defendants. CAWCD has filed a notice of appeal with the Ninth Circuit Court of Appeals. The Company has recorded provisions deemed adequate by the Company to permit it to continue to vigorously defend its position in this matter. The Company continues to believe that it has meritorious defenses to this action and that resultant liability, if any, should not have a material adverse effect on the financial position of the Company or its results of operations.

In July 1992, the Company was served with a complaint in an action brought by the City & County of San Francisco in Superior Court of the State of California against the Company and two co-defendants, in connection with a pipeline referred to as San Andreas Pipeline No. 3, a water transmission pipeline which was installed between 1980 and 1982. The Company furnished the pipe used in that pipeline. The plaintiff alleges that the pipeline is defective. The plaintiff originally sought damages of $44 million to replace the entire pipeline, but in June 1994 it filed its third amended complaint which alleges damages according to proof and in excess of the jurisdictional minimum of $25,000. The Company has recorded provisions deemed adequate by the Company to permit it to continue to vigorously defend its position in this matter. The Company believes that it has meritorious defenses to this action and that resultant liability, if any, should not have a material adverse effect on the financial position of the Company, or its results of operations.

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

At November 30, 1994, the Company had reserves of approximately $7.8 million for potential environmental liabilities and approximately $8.9 million associated with product liability and other legal claims.

The Company insures for property loss, workers' compensation, general liability and automotive liability, subject to specific retention levels. Consulting actuaries assist the Company in determining its liability for retained claims.

................................................................................

NOTE 12   CAPITAL STOCK

The certificate of incorporation in Delaware authorizes 12,000,000 shares of $2.50 par value common stock, 1,000,000 shares of $1.00 par value preferred stock and 100,000 shares of $1.00 par value series A junior participating cumulative preferred stock. The preferred stock may be issued in series, with the rights and preferences of each series to be established by the Board of Directors. As of November 30, 1994, the Company had no shares of preferred stock or series A junior participating cumulative preferred stock outstanding.

The Company has a Stockholders' Rights Agreement, which entitles stockholders to purchase common stock if a party acquires 15% or more of the Company's common shares or announces a tender offer for at least 15% of its common shares outstanding.

................................................................................

NOTE 13   INCENTIVE STOCK COMPENSATION PLAN

On January 27, 1992, the Board of Directors of the Company adopted the Incentive Stock Compensation Plan (the "1992 Incentive Plan"). On March 30, 1992, the 1992 Incentive Plan was approved by the stockholders at the Annual Stockholders' Meeting. Under the terms of the 1992 Incentive Plan, 1.5% of the total number of shares of Common Stock outstanding on the preceding December 31 are available for grant of awards in the following calendar year to key employees.

The Company has reserved 210,334 shares of common stock for sale to employees under the 1992 Incentive Plan at November 30, 1994. The plan provides for the issuance of options to purchase not more than 250,000 shares of common stock in the form of incentive options under the provisions of Section 422 of the Internal Revenue Code. Options can be incentive stock options or nonqualified options and may be granted for up to ten years.

A summary of all stock option transactions (including those under the 1992 Incentive Plan, as well as those under predecessor stock option plans) for 1994, 1993 and 1992 is as follows:

                                  Number of Shares   Option Price per Share
- - - - ---------------------------------------------------------------------------
Outstanding at November 30, 1991           130,288         $14.63 to $43.75
  Granted                                   25,200                    34.75
  Exercised                                 (2,113)                   31.75
  Expired                                  (16,650)         31.75 to  43.75
                                           -------
Outstanding at November 30, 1992           136,725          14.63 to  43.75
  Granted                                   40,700          31.00 to  32.75
  Exercised                                 (2,200)                   32.00
  Expired                                  (28,375)         32.00 to  43.75
                                           -------
Outstanding at November 30, 1993           146,850          14.63 to  43.75
  Granted                                  121,184          37.00 to  42.00
  Exercised                                (23,250)         14.63 to  34.75
  Expired                                  (34,450)         31.00 to  43.75
                                           -------
Outstanding at November 30, 1994           210,334          31.00 to  43.75
                                           -------
                                           -------

Options for 60,150 shares were exercisable at November 30, 1994. The remaining outstanding options become exercisable in varying amounts through 2004.

Awards under the 1992 Incentive Plan may include but are not limited to stock bonuses, stock options, convertible securities and restricted stock grants. Restrictions may limit the sale, transfer, voting rights and dividends on these shares. At November 30, 1994, 11,250 restricted shares were outstanding, and 9,265 shares were available for future grants.

................................................................................

NOTE 14   BUSINESS SEGMENTS AND GEOGRAPHIC AREAS

Financial information for 1994, 1993 and 1992, with respect to the various business segments of the Company, appears on pages 50 and 51.

................................................................................

QUARTERLY FINANCIAL DATA
Summarized quarterly financial data for the years ended November 30, 1994 and 1993 follow:

                                                       1994
                                      -------------------------------------
(In thousands except                    First    Second     Third    Fourth
per share data)                       Quarter   Quarter   Quarter   Quarter
- - - - ---------------------------------------------------------------------------
Sales                                 $93,330  $100,612  $108,376  $115,364
Gross Profit                           23,166    27,003    26,364    27,442
Net Income(1)                              89     3,134     4,072     3,495
Net Income per Share(1)                   .02       .80      1.04       .89


                                                       1993
                                      -------------------------------------
                                        First    Second     Third    Fourth
                                      Quarter   Quarter   Quarter   Quarter
- - - - ---------------------------------------------------------------------------
Sales                                 $96,454  $121,633  $124,039  $111,231
Gross Profit                           27,002    34,477    33,662    24,728
Net Income (Loss)(2)                      783     3,994     2,865   (31,897)
Net Income (Loss) per Share(2)            .20      1.04       .72     (8.24)

The Company traditionally experiences seasonal patterns associated with weather and contractor schedules, which result in lower sales during the first quarter.

(1) Includes $1.8 million gain, net of income taxes, or $.46 per share on the sale of a Colombian subsidiary.

(2) Includes $31.5 million, net of income taxes, in fourth-quarter charges, or $8.15 per share, for restructuring and other related items.

PER SHARE DATA

                                          Stock Price           Dividends
                                      -------------------------------------
Quarters Ended                          1994       1993      1994      1993
- - - - ---------------------------------------------------------------------------
February 28         --High            $43 1/8   $35          $.32      $.32
                    --Low              35 5/8    32

May 31              --High             42 3/4    33           .32       .32
                    --Low              35 5/8    31

August 31           --High             38        38           .32       .32
                    --Low              34 5/8    32 1/4

November 30         --High             37 7/8    38 3/4       .32       .32
                    --Low              31 7/8    35 3/4

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Stockholders and the Board of Directors, Ameron, Inc.:

We have audited the accompanying consolidated balance sheets of Ameron, Inc. (a Delaware corporation) and subsidiaries as of November 30, 1994 and 1993, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended November 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Gifford-Hill-American, Inc. as of November 30, 1992, the investment in which is reflected in the accompanying financial statements using the equity method of accounting (see
Note 4). The investment in this company is insignificant to consolidated assets. The equity in its net losses represents 15 percent of consolidated net income for 1992. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for that company, is based on the report of the other auditors.

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

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ameron, Inc. and subsidiaries as of November 30, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1994, in conformity with generally accepted accounting principles.


 /s/ Arthur Andersen LLP

     Arthur Andersen LLP
     LOS ANGELES, CALIFORNIA
     JANUARY 19, 1995



REPORT OF MANAGEMENT


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

The independent auditors, Arthur Andersen LLP, appointed by the Board of Directors, are responsible for expressing their opinion as to whether the consolidated financial statements present fairly in all material respects the financial position, operating results and cash flows of the Company. In this process, they evaluate the system of internal accounting controls to establish the audit procedures. Their opinion appears on this page.

The Audit Committee of the Board of Directors is composed of four directors who are not officers or employees of the Company. They meet periodically with management, Arthur Andersen LLP and the internal auditors to review the audit scope and results, discuss internal control and financial reporting subjects, and review management actions on these matters. Arthur Andersen LLP and the internal auditors have full and free access to the members of the Audit Committee.


 /s/ James S. Marlen

     James S. Marlen
     CHAIRMAN OF THE BOARD, PRESIDENT & CHIEF EXECUTIVE OFFICER


 /s/ Gary Wagner

     Gary Wagner
     SENIOR VICE PRESIDENT & CHIEF FINANCIAL OFFICER, TREASURER

BUSINESS SEGMENTS & GEOGRAPHIC AREAS

Ameron classifies its business operations into four segments: Protective Coatings Group--high-performance coatings and product finishes; Fiberglass Pipe Group--filament-wound fiberglass pipe, tubing and fittings; Concrete & Steel Pipe Group--concrete and steel pressure pipe, concrete non-pressure pipe, protective linings for pipe and fabricated products; Construction & Allied Products Group--ready-mix concrete, sand and aggregates, concrete pipe, and concrete and steel lighting and traffic poles.

Intersegment sales were not significant. Income (loss) for reportable segments is exclusive of certain unallocated corporate income and expense. Identifiable assets by segment are those assets that are used exclusively by such segment. Corporate assets are principally cash, receivables, property and equipment, and investments. Capital expenditures do not include plant and equipment from business acquisitions. A summary of sales, income (loss), assets, depreciation and capital expenditures by segment follows.

                                                                           Business Segments
                                        .....................................................................................
                                        Protective    Fiberglass     Concrete &   Construction &    Corporate &
(Dollars in thousands)                    Coatings          Pipe     Steel Pipe  Allied Products    Adjustments  Consolidated
.............................................................................................................................
1994
  Sales                                   $134,201      $ 66,228       $101,644         $115,609       $     --      $417,682
  Income (loss) before interest
    expense and income taxes                13,338         2,987          3,271           16,687         (8,690)       27,593
  Identifiable assets                       64,493        60,731         94,393           56,062         75,177       350,856
  Capital expenditures                       3,605         2,127          5,161            2,701          1,340        14,934
  Depreciation                               2,208         3,943          4,159            4,913            632        15,855
- - - - -----------------------------------------------------------------------------------------------------------------------------
1993
  Sales                                   $137,776      $ 92,947       $110,261         $112,373       $     --      $453,357
  Income (loss) before interest
    expense and income taxes                 1,494        14,207        (15,067)           6,607        (30,360)      (23,119)
  Identifiable assets                       66,958        58,481         72,838           58,973         80,592       337,842
  Capital expenditures                       3,202         4,302          2,581            3,864            748        14,697
  Depreciation                               2,350         3,774          4,871            4,852            597        16,444

- - - - -----------------------------------------------------------------------------------------------------------------------------
1992
  Sales                                   $139,948      $ 73,706       $113,417         $119,406       $     --      $446,477
  Income (loss) before interest
    expense and income taxes                 4,807         7,357          6,578           13,745        (16,000)       16,487
  Identifiable assets                       69,518        67,569         80,830           62,308         99,255       379,480
  Capital expenditures                       4,363         8,778          2,057            4,310          1,519        21,027
  Depreciation                               2,107         3,053          4,867            4,816            806        15,649
- - - - -----------------------------------------------------------------------------------------------------------------------------

Sales for export or to any individual customer did not exceed 10% of consolidated sales. Information with respect to the Company's geographic segments is as follows:

                                                                                     Geographic Areas
                                                         ....................................................................
                                                           United                                Investments &
(Dollars in thousands)                                     States         Europe          Other   Eliminations   Consolidated
.............................................................................................................................
1994
  Sales to unaffiliated customers                        $334,688       $ 55,286       $ 27,708       $     --       $417,682
  Intercompany sales between geographic areas               2,519          1,716          5,507         (9,742)            --
                                                         --------------------------------------------------------------------
      Total sales                                        $337,207       $ 57,002       $ 33,215       $ (9,742)      $417,682
                                                         --------------------------------------------------------------------
                                                         --------------------------------------------------------------------
  Income before interest
    expense and income taxes                             $ 19,796       $  1,489       $  6,308       $     --       $ 27,593
Identifiable assets                                       239,652         49,053         24,836         37,315        350,856

- - - - -----------------------------------------------------------------------------------------------------------------------------
1993
  Sales to unaffiliated customers                        $339,993       $ 90,634       $ 22,730       $     --       $453,357
  Intercompany sales between geographic areas               3,416          1,075          6,284        (10,775)            --
                                                         --------------------------------------------------------------------
      Total sales                                        $343,409       $ 91,709       $ 29,014       $(10,775)      $453,357
                                                         --------------------------------------------------------------------
                                                         --------------------------------------------------------------------
  Income (loss) before interest
    expense and income taxes                             $(32,398)      $ 11,247       $ (1,968)      $     --       $(23,119)
  Identifiable assets                                     225,168         53,479         19,211         39,984        337,842

- - - - -----------------------------------------------------------------------------------------------------------------------------
1992
  Sales to unaffiliated customers                        $349,644       $ 79,739       $ 17,094       $     --       $446,477
  Intercompany sales between geographic areas               3,785            382          5,084         (9,251)            --
                                                         --------------------------------------------------------------------
      Total sales                                        $353,429       $ 80,121       $ 22,178       $ (9,251)      $446,477
                                                         --------------------------------------------------------------------
                                                         --------------------------------------------------------------------
  Income before interest
    expense and income taxes                             $  3,956       $  8,043       $  4,488       $     --       $ 16,487
  Identifiable assets                                     249,470         63,356         18,772         47,882        379,480
- - - - -----------------------------------------------------------------------------------------------------------------------------