Form 10-K405, Exhibit 13
period 1995-11-30
AMERON INC/DE
filed 1996-02-23
CIK 790730

                                  ANNUAL REPORT


Exhibit 13 is the Corporation's 1995 Annual Report to Stockholders.

This 10-K Report should be read only in conjunction with that Annual Report.

In the event you do not already have a copy of the Annual Report, one may be obtained by contacting the Corporate Secretary, Post Office Box 7007, Pasadena, California 91109-7007. The telephone number is (818) 683-4000.










                                   EXHIBIT 13

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                 YEAR ENDED NOVEMBER 30
(DOLLARS IN THOUSANDS
  EXCEPT PER SHARE  DATA)                   1995           1994           1993           1992           1991
------------------------------------    -------------  -------------  -------------  -------------  -------------

PER COMMON SHARE DATA
  Net income (loss)                     $        3.15  $        2.75(1) $     (6.28)(2) $     1.53  $        2.01(3)
  Net income excluding restructuring
   and related charges and unusual
   items                                         3.15           2.29           1.87           1.53           1.91
  Dividends                                      1.28           1.28           1.28           1.28           1.28
  Average shares(4)                         3,954,544      3,924,456      3,861,872      3,827,540      3,805,781
  Stock price - high                           37 7/8         43 1/8         38 3/4         36 1/2         47 1/8
  Stock price - low                                29         31 7/8             31             29         31 3/4
  Price/earnings ratio (range)                   12-9          16-12             NA          24-19          23-16
------------------------------------    -------------  -------------  -------------  -------------  -------------

OPERATING RESULTS
  Sales                                 $     481,405  $     417,682  $     453,357  $     446,477  $     465,136
  Gross profit                                116,731        103,975        119,869        118,528        118,399
  Interest expense                             11,715         11,191         12,689         10,990         14,105
  Provision (benefit) for income taxes          4,940          6,971         (9,732)         1,649          5,052
  Equity in earnings (losses) of
   affiliated companies, net of taxes           3,594          1,359          1,821          2,011           (976)
  Net income (loss)                            12,452         10,790(1)     (24,255)(2)      5,859          7,635(3)
  Net income/sales                                2.6%           2.6%          -5.4%           1.3%           1.6%
  Return on equity                                9.6%           9.0%         -18.6%           4.1%           5.4%
------------------------------------    -------------  -------------  -------------  -------------  -------------
FINANCIAL CONDITION AT YEAR END
  Working capital                       $     114,458  $     103,104  $      85,990  $     107,086  $     104,228
  Property, plant and equipment, net          114,116        112,953        113,199        128,130        122,201
  Investments, advances and equity in
   affiliated companies                        36,197         37,315         39,984         47,882         45,901
  Total assets                                371,381        350,856        337,842        379,480        384,472
  Long-term debt, less current portion         91,565         92,847         89,590        105,874         99,304
------------------------------------    -------------  -------------  -------------  -------------  -------------
PROPERTY, PLANT AND EQUIPMENT
  Expenditures                          $       6,154  $      14,934  $      14,697  $      21,027  $      26,527
  Depreciation                                 16,065         15,855         16,444         15,649         16,704


------------------------

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

                         AMERON 1995 FINANCIAL REVIEW



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


-------------------------------------------------------------------------------
LIQUIDITY AND CAPITAL RESOURCES

During 1995, the Company generated $20.2 million of cash from operations. These funds, along with additional net borrowings of $5.0 million, were used for investment in new property, plant and equipment of $16.2 million and payment of common dividends of $5.1 million. Cash and cash equivalents at November 30, 1995 totaled $12.9 million, an increase of $3.9 million from the prior year.

Cash provided by operating activities increased due to improved earnings after adjusting for depreciation and higher affiliate dividends in excess of equity income. This was partially offset by increased working capital requirements. The increase in working capital included higher receivable balances due to greatly improved sales by the Concrete & Steel Pipe business segment. Inventories rose as a result of future delivery commitments to water transmission pipelines in California.

Cash used in investing activities consisted principally of capital expenditures to support major water transmission contracts being supplied by the Concrete & Steel Pipe business segment. Capital expenditures also included normal replacement and upgrades of machinery and equipment and the completion of a protective coatings warehouse in The Netherlands. Management estimates that capital spending by the Company during the year ending November 30, 1996 will be between $15.0 million and $25.0 million. Capital expenditures will be funded from existing cash balances, cash generated from operations and existing lines of credit.

During the third quarter, the Company replaced its $35.0 million revolving credit facility with a new $75.0 million revolving credit facility. The new agreement expires in June 1998. The Company had $81.8 million in unused credit available to fund operating and investing activities worldwide at November 30, 1995. Management believes that cash flows from operations and current cash balances, together with currently available lines of credit, will be sufficient to meet future operating requirements.


-------------------------------------------------------------------------------
RESULTS OF OPERATIONS: 1995 COMPARED WITH 1994

GENERAL

Net income in 1995 was $12.5 million or $3.15 per share on sales of $481.4 million, compared to net income of $10.8 million or $2.75 per share on sales of $417.7 million in 1994. Results in 1994 included a gain on the sale of a non-strategic steel fabrication subsidiary in Colombia, which resulted in a net after-tax gain of $1.8 million or $.46 per share. After adjusting for the gain on the sale of this subsidiary, earnings per share for 1994 were $2.29. The increase in 1995 earnings over equivalent 1994 earnings was 38%.

The sales and earnings improvement over the prior year reflects a significant increase in concrete and steel pipe deliveries in California, as well as improved performance by the Fiberglass Pipe business segment. Net income in 1995 also benefitted from improved performance at certain affiliated companies.

SALES

Compared to 1994, sales increased $63.7 million or 15% in 1995, primarily because of significantly improved deliveries of concrete and steel pipe in California and increased shipments of fiberglass pipe to Central Africa, the Middle East, Europe and the Pacific Rim. These sales increases were partially offset by lower Protective Coatings shipments to North Africa from the Company's subsidiary in The Netherlands.

Protective Coatings sales were $130.5 million in 1995 compared to $134.2 million in 1994. Sales of protective coatings and product finishes in the U.S. increased over 1994 record sales. Ameron's product line based on proprietary PSX-Registered Trademark- technology continues to grow as an important component of its high-performance product sales. The primary product in that series, PSX 700, tripled sales in 1995 compared to 1994 and is among the segment's top five products in sales volume. Modest gains were made in key U.S. market segments, notably rail, marine and offshore. Sales in Europe, while adversely affected by the reduction in shipments to North Africa, showed improvements in core industrial segments in Western and Eastern Europe and in the Middle East. The Company anticipates continued sales growth worldwide.

Fiberglass Pipe sales improved to $82.8 million in 1995, versus $66.2 million in the prior year. The increase in sales can be attributed to strong oilfield, industrial, offshore and marine markets in Europe, Central Africa, the Middle East and the Pacific Rim. Sales in the U.S. declined during the year. The outlook for Europe and the Pacific Rim continues favorable in all market segments. The U.S. market is expected to remain weak, but exports from the U.S. should increase.

Concrete and Steel Pipe sales totaled $153.2 million in 1995, compared to $101.6 million in 1994. The primary reason for the $51.6 million increase was the commencement of several major water transmission pipelines in California, including the Coastal Aqueduct, the Eastside pipeline and the Los Vaqueros pipeline -- the largest concrete pipe contract in Ameron's history. The outlook for Concrete & Steel Pipe is positive since the business entered fiscal 1996 with a backlog of approximately $97 million compared to $103 million at the beginning of fiscal 1995.

Construction & Allied Products sales totaled $115.0 million in 1995 compared to $115.6 million in 1994. The Pole Products business enjoyed significant growth in traffic signal, highway lighting and street lighting applications due to broader geographic coverage. The Company's Hawaiian operation, which is the largest supplier of ready-mix concrete on the Islands continued to experience a downturn in sales due to reduced construction spending in Hawaii. Growth should continue in the Pole Products business, but economic conditions in Hawaii are expected to remain weak in the near term.

GROSS PROFIT

Gross profit of $116.7 million in 1995 was higher than the $104.0 million reported in 1994. The improvement in gross profit in 1995 was due mainly to the increase in sales volume in 1995, as discussed above. Gross profit as a percent of sales declined from 24.9% in 1994 to 24.2% in 1995. The decrease in margin resulted principally from a change in the product mix caused by higher sales of lower margin concrete and steel pipe, coupled with decreased margins due to higher raw material costs and competitive pricing in the Protective Coatings segment. This decline was partially offset by improved gross profit margins in the Company's other business segments as a result of improved pricing and increased capacity utilization.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses totaled $95.8 million in 1995 or 19.9% of sales, compared to $86.8 million or 20.8% of sales in 1994. The $9.0 million increase was attributable primarily to the substantial increase in business activity over the prior year.

Selling, general and administrative expenses include charges for environmental and legal claims. For a discussion on pending environmental and legal claims, refer to Note 11: "Contingencies and Commitments." Given recorded reserves, the Company does not expect these matters to have a material adverse effect on the Company's present and future financial position or its results of operations.

In the early 1970s, the Company disposed of certain quantities of waste at the Stringfellow Hazardous Waste Site in Riverside County, California, which is one of several priority sites on the Superfund list established by the U.S. Environmental Protection Agency. Ameron waste accounted for less than one percent of the total waste deposited at the site. In 1993, the State of California was found to be 75% to 85% liable for the remediation costs of this Superfund site. However, the State of California has appealed this finding. Ameron maintains reserves that it believes to be adequate to cover expected future costs associated with this matter.

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

GAIN ON THE SALE OF ASSETS

The gain from the sale of assets in 1994 was realized principally from the divestiture of a wholly-owned non-strategic steel fabrication subsidiary in Colombia.

OTHER INCOME

Royalty and fee income from affiliated companies and licensees declined from the prior year as a result of decreased sales reported by affiliated companies. Foreign currency losses were incurred by the Company's Colombian and European operations. Miscellaneous income includes sublease rental income and other income from various sources.

INTEREST

Interest expense totaled $11.7 million in 1995, an increase of $.5 million from 1994 due to higher borrowing levels maintained throughout the year.

PROVISION FOR INCOME TAXES

The Company's effective tax rate declined from 42.5% in 1994 to 35.8% in 1995. The lower effective rate was attributable to a reduction of deemed dividends from foreign subsidiaries and improved availability of foreign tax credits on the Federal tax return. The Company adopted Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes," in 1994. The requirements and impact of this statement are discussed in Note 8 of the financial statements.

EQUITY IN EARNINGS OF AFFILIATED COMPANIES

Equity in earnings of affiliated companies recorded in 1995 totaled $3.6 million, an increase of $2.2 million from 1994. During 1994, the Company refined its method for recognizing equity in earnings from affiliated companies to a more conservative approach under which income is recognized only to the extent that cash dividends are anticipated. During 1995, dividends were received from all the Company's principal investments. Two affiliates, Tamco, which operates a steel mini-mill in Southern California, and Bondstrand, Ltd., a fiberglass pipe manufacturer in Saudi Arabia, reported higher sales and earnings in 1995. Sales and earnings of the Company's concrete pipe producing affiliates, Gifford-Hill-American, Inc. in Texas and Ameron Saudi Arabia, Ltd. were lower in 1995 than in the previous year.

-------------------------------------------------------------------------------
RESULTS OF OPERATIONS: 1994 COMPARED WITH 1993

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

Total Fiberglass Pipe segment sales were $66.2 million in 1994, compared with $92.9 million in 1993. The sales decrease ($26.7 million) was attributable to completion of several major crude oil projects in North Africa in 1993. Sales in the United States were down in 1994, mostly due to the general softness in oilfield markets and reduced demand for fuel-handling systems used for service station rehabilitation.

Concrete & Steel Pipe segment sales totaled $101.6 million in 1994, compared to $110.3 million in 1993. The sales decline ($8.7 million) occurred primarily because of delivery delays on several major projects in California.

Construction & Allied Products sales totaled $115.6 million in 1994, compared with $112.4 million in 1993. The main reason for the $3.2 million increase was sales growth achieved by the Pole Products business, which more than offset a slight sales decline at the Company's Hawaiian operations. The growth in the Pole Products business was due to market share gains in the steel pole product line for traffic and street lighting applications, generally stronger market demand and successful market expansion programs. Continued softness in the private construction sector accounted for the modest sales decline in Hawaii.

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

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses totaled $86.8 million in 1994, compared with $115.4 million in 1993. The $28.6 million decrease was attributable to the significant reduction in the Company's overhead structure resulting from the comprehensive restructuring in 1993. In addition, charges to income for environmental and legal claims decreased $12.2 million in 1994 compared to 1993. In 1993 an additional $9.0 million was reserved for environmental and legal matters as part of the restructuring. The decrease in selling, general and administrative expenses also reflects reduced selling expenses as a result of lower sales volume.

RESTRUCTURING

During 1994, the Company disbursed approximately $3.5 million for plant consolidation and employee severance costs in connection with its 1993 restructuring plan. At November 30, 1994, $1.9 million of accrued liabilities related to the 1993 restructuring remained in the Company's balance sheet.

GAIN ON THE SALE OF ASSETS

The gains from the sale of assets in 1994 were realized principally from the divestiture of a wholly-owned non-strategic steel fabrication subsidiary in Colombia.

OTHER INCOME

Other income consisted of royalties and fees received from affiliated companies and licensees, as well as miscellaneous income earned from various sources.

INTEREST

Interest expense totaled $11.2 million in 1994, a decrease of $1.5 million from 1993. Interest in 1993 was higher because of the recording of accrued interest on income tax obligations related to prior years.

PROVISION FOR INCOME TAXES

Income tax expense aggregated $7.0 million in 1994, which represents an overall effective tax rate of 42.5% of pretax income. This compares to the effective tax rate of 45.0% in 1993 after adjusting for restructuring and related charges.

EQUITY IN EARNINGS OF AFFILIATED COMPANIES

Equity in earnings of affiliated companies recorded in 1994 totaled $1.4 million, a slight decline from the $1.8 million recorded in 1993. During 1994, the Company refined its method for equity income recognition to a more conservative approach under which equity income is recognized only to the extent that cash dividends are anticipated. Two affiliates, Gifford-Hill-American, Inc., a pressure pipe operation in Texas, and Tamco, a steel mini-mill in Southern California, reported sizable improvements in sales and earnings in 1994. Sales and earnings of the Company's Saudi Arabian affiliates, Oasis-Ameron, Ltd., Bondstrand, Ltd. and Ameron Saudi Arabia, Ltd., were lower than in 1993.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                    YEAR ENDED NOVEMBER 30
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)                                    1995         1994         1993
------------------------------------------------------------------------     -----------  -----------  -----------
Sales                                                                        $   481,405  $   417,682  $   453,357
Cost of sales                                                                    364,674      313,707      333,488
                                                                             -----------  -----------  -----------
Gross profit                                                                     116,731      103,975      119,869
Selling, general and administrative expenses                                      95,786       86,767      115,420
Restructuring charges and write-down of assets                                      --           --         33,797
Gain from sale of assets                                                             730        4,188          547
Other income                                                                       3,494        5,513        4,846
                                                                             -----------  -----------  -----------
Income (loss) before interest and income taxes                                    25,169       26,909      (23,955)
Interest income                                                                      344          684          836
Interest expense                                                                  11,715       11,191       12,689
                                                                             -----------  -----------  -----------
Income (loss) before income taxes                                                 13,798       16,402      (35,808)
Provision (benefit) for income taxes                                               4,940        6,971       (9,732)
                                                                             -----------  -----------  -----------
Income (loss) of consolidated companies                                            8,858        9,431      (26,076)
Equity in earnings of affiliated companies, net of taxes                           3,594        1,359        1,821
                                                                             -----------  -----------  -----------
Net income (loss)                                                            $    12,452  $    10,790  $   (24,255)
                                                                             ===========  ===========  ===========
Net income (loss) per share                                                  $      3.15  $      2.75  $     (6.28)
                                                                             ===========  ===========  ===========


                THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF
                   THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS

                                                                                             AS OF NOVEMBER 30
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)                                                 1995         1994
----------------------------------------------------------------------------------------  -----------  -----------
ASSETS
  Current assets
    Cash and cash equivalents                                                             $    12,923  $     9,030
    Receivables, less allowance of $4,800 in 1995 and $4,135 in 1994                          105,019       97,519
    Inventories                                                                                76,426       71,644
    Deferred income tax benefits                                                                7,315        4,706
    Prepaid expenses and other                                                                  5,155        5,192
                                                                                          -----------  -----------
        Total current assets                                                                  206,838      188,091
  Investments, advances and equity in undistributed earnings of affiliated companies           36,197       37,315
  Property, plant and equipment
    Land                                                                                       22,068       21,589
    Buildings                                                                                  50,256       43,991
    Machinery and equipment                                                                   203,282      192,483
    Construction in progress                                                                    8,980       10,028
                                                                                          -----------  -----------
      Total property, plant and equipment at cost                                             284,586      268,091
    Less -- accumulated depreciation                                                         (170,470)    (155,138)
      Total property, plant and equipment, net                                                114,116      112,953
  Other assets                                                                                 14,230       12,497
                                                                                          -----------  -----------
      Total assets                                                                        $   371,381  $   350,856
                                                                                          ===========  ===========


               THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF
                     THESE CONSOLIDATED BALANCE SHEETS.

                                                                                             AS OF NOVEMBER 30
                                                                                          ------------------------
                                                                                              1995         1994
                                                                                          -----------  -----------
LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities
    Short-term borrowings                                                                 $     1,718  $     2,931
    Current portion of long-term debt                                                          17,803        9,674
    Trade payables                                                                             32,219       25,507
    Accrued liabilities
      Taxes, interest and other                                                                14,303       17,952
      Compensation and benefits                                                                12,998       11,382
      Insurance and claims                                                                     10,126       11,928
    Income taxes                                                                                3,213        4,813
                                                                                          -----------  -----------
        Total current liabilities                                                              92,380       84,187

  Deferred income taxes                                                                         4,040        5,759
  Long-term debt, less current portion                                                         91,565       92,847
  Other long-term liabilities                                                                  48,824       43,256
                                                                                          -----------  -----------
        Total liabilities                                                                     236,809      226,049
    Commitments and contingencies
  Stockholders' equity
    Common stock, par value $2.50 a share
      Authorized 12,000,000 shares
      Outstanding 3,956,497 shares in 1995 and 3,935,711 shares in 1994, net of treasury
      shares                                                                                   12,823       12,772
    Additional paid-in capital                                                                 15,322       14,658
    Retained earnings                                                                         146,987      139,586
    Cumulative foreign currency translation adjustments                                         2,219          570
    Less treasury stock (1,172,900 shares in 1995 and 1994), at cost                          (42,779)     (42,779)
                                                                                          -----------  -----------
      Total stockholders' equity                                                              134,572      124,807
                                                                                          -----------  -----------
    Total liabilities and stockholders' equity                                            $   371,381      350,856
                                                                                          ===========  ===========

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     YEAR ENDED NOVEMBER 30
                                                                                 -------------------------------
(DOLLARS IN THOUSANDS)                                                             1995       1994       1993
-------------------------------------------------------------------------------  ---------  ---------  ---------
OPERATING ACTIVITIES
  Net income (loss)                                                              $  12,452  $  10,790  $ (24,255)
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
    Depreciation                                                                    16,065     15,855     16,444
    Provision (benefit) for deferred income taxes                                   (1,072)     9,414    (17,759)
    Equity in earnings of affiliated companies                                      (3,594)    (1,359)    (1,821)
    Dividends from affiliated companies                                              6,186      1,755      3,670
    Gain from sale of assets                                                          (730)    (4,188)      (547)
    Stock contributed to employee benefit plan                                         681        967        958
    Non-cash restructuring and asset write-downs                                        --         --     28,668
    Other, net                                                                        (537)      (479)      (189)
  Other changes in operating assets and liabilities:
    (Increase) decrease in receivables                                              (8,483)   (17,109)     3,744
    Increase in inventories                                                         (4,182)    (9,383)    (2,489)
    (Increase) decrease in other current assets                                     (3,274)     3,374        357
    (Increase) decrease in long-term assets                                           (279)    (2,390)       332
    Increase (decrease) in trade payables, accrued liabilities and income taxes     (2,511)    (9,899)     7,468
    Increase in long-term liabilities                                                9,445      6,184     10,466
                                                                                 ---------  ---------  ---------
    Net cash provided by operating activities                                       20,167      3,532     25,047
                                                                                 ---------  ---------  ---------

INVESTING ACTIVITIES


  Proceeds from sale of assets                                                       1,126      4,688      1,850
  Additions to property, plant and equipment                                       (16,154)   (14,934)   (14,697)
  Investment in life insurance policies                                             (1,452)    (2,872)    (1,613)
  Other                                                                                 --       (420)       (30)
                                                                                 ---------  ---------  ---------
    Net cash used in investing activities                                          (16,480)   (13,538)   (14,490)
                                                                                 ---------  ---------  ---------

FINANCING ACTIVITIES
  Net change in debt with maturities of three months or less                        (1,061)       395       (221)
  Issuance of debt                                                                  15,897     13,041         --
  Repayment of debt                                                                 (9,849)    (5,953)   (15,728)
  Dividends on common stock                                                         (5,051)    (5,016)    (4,950)
  Issuance of common stock                                                              34        401         70
                                                                                 ---------  ---------  ---------
    Net cash provided by (used in) financing activities                                (30)     2,868    (20,829)
                                                                                 ---------  ---------  ---------
  Effect of exchange rate changes on cash and cash equivalents                         236        430       (437)
                                                                                 ---------  ---------  ---------
    Net change in cash and cash equivalents                                          3,893     (6,708)   (10,709)
  Cash and cash equivalents at beginning of year                                     9,030     15,738     26,447
                                                                                 ---------  ---------  ---------
Cash and cash equivalents at end of year                                         $  12,923  $   9,030  $  15,738
                                                                                 =========  =========  =========


                         THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF
                            THESE CONSOLIDATED FINANCIAL STATEMENTS.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                            COMMON STOCK
                                                       ----------------------  ADDITIONAL
                                                         SHARES                  PAID-IN     RETAINED
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)           OUTSTANDING   AMOUNT      CAPITAL     EARNINGS      OTHER
-----------------------------------------------------  -----------  ---------  -----------  -----------  ---------

BALANCE, NOVEMBER 30, 1992                               3,841,630  $  12,536   $  12,007   $   163,017  $     105
  Net loss -- 1993                                                                              (24,255)
  Exercise of stock options and issuance of stock to
   employee savings plan                                    44,835        112       1,407
  Dividends on common stock of $1.28 a share                                                     (4,950)
  Foreign currency translation adjustments (net of
   deferred income tax benefit of $644)                                                                       (966)
  Minimum pension liability adjustment                                                                        (720)
                                                       -----------  ---------  ----------   -----------  ---------
BALANCE, NOVEMBER 30, 1993                               3,886,465     12,648      13,414       133,812     (1,581)
  Net income -- 1994                                                                             10,790
  Exercise of stock options and issuance of stock to
   employee savings plan                                    49,246        124       1,244
Dividends on common stock of $1.28 a share                                                       (5,016)
  Foreign currency translation adjustments (net of
   deferred income tax of $954)                                                                              1,431
  Minimum pension liability adjustment                                                                         720
                                                       -----------  ---------  ----------   -----------  ---------
BALANCE, NOVEMBER 30, 1994                               3,935,711     12,772      14,658       139,586        570
  Net income -- 1995                                                                             12,452
  Exercise of stock options and issuance of stock to
   employee savings plan                                    20,786         51         664
  Dividends on common stock of $1.28 a share                                                     (5,051)
  Foreign currency translation adjustments (net of
   deferred income tax of $1,100)                                                                            1,649
                                                       -----------  ---------  ----------   -----------  ---------
BALANCE, NOVEMBER 30, 1995                               3,956,497  $  12,823   $  15,322   $   146,987  $   2,219
                                                       ===========  =========   =========   ===========  =========

                THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF
                   THESE CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Ameron, Inc. and all wholly-owned subsidiaries (the Company). All material intercompany accounts and transactions have been eliminated. Investments in significant 30- to 50-percent-owned affiliates are accounted for by the equity method, whereby the investment is carried at cost of acquisition, plus the Company's equity in undistributed earnings or losses since acquisition, less reserves.

The Company provides technical services and receives fees, royalties and other income from several of its affiliates and licensees, which are included in other income.

Certain prior year balances have been reclassified to conform with the current year presentation.

CASH AND CASH EQUIVALENTS

Cash equivalents include time deposits with maturities of three months or less when purchased. The Company had no cash equivalents at November 30, 1995. At November 30, 1994, the Company had approximately $22,000 invested in such securities. The carrying value of cash and cash equivalents approximates their fair value.

INVENTORIES

Inventories are valued at the lower of cost or market. Cost is principally determined by either the first-in, first-out or average cost methods. Such cost includes raw materials, direct labor and manufacturing overhead. Certain steel inventories are valued using the last-in, first-out cost method.

PROPERTY, PLANT AND EQUIPMENT


Items capitalized as property, plant and equipment, including improvements to existing facilities, are recorded at cost. Upon sale or retirement, the cost and related accumulated depreciation are removed from the respective accounts, and any gain or loss is included in income. Maintenance and repair costs are expensed as incurred. Interest costs applicable to the construction of major plant and expansion projects were immaterial for the periods presented.

Depreciation is computed principally using the straight-line method based on estimated useful lives of the assets. Annual rates of depreciation are as follows:

                                              PERCENTAGE OF COST
                                              ------------------
Buildings                                        2-1/2 - 10
Machinery and equipment
   Autos, trucks and trailers                    6-2/3 - 50
   Cranes and tractors                              10 - 15
   Manufacturing equipment                       6-2/3 - 33-1/3
   Other                                             5 - 66-2/3

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Statement must be adopted by the Company no later than the fiscal year ending November 30, 1997. The Company does not expect implementation of this statement to have a material effect on its financial position or its results of operations.

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

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are expensed as incurred. Such costs were approximately $4,300,000 in 1995, $4,700,000 in 1994 and $4,100,000 in 1993.

INCOME TAXES

In December 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The adoption of this Statement changes the Company's method of accounting for income taxes from the deferred method (APB 11) to an asset and liability approach. Previously the Company deferred the past tax effects of timing differences between financial reportings and taxable income. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

NET INCOME PER SHARE

Net income per share is computed on the basis of the weighted average number of common shares outstanding each year, plus common stock equivalents related to dilutive stock options. The number of shares used in the computation of per share data was 3,954,544 in 1995, 3,924,456 in 1994 and 3,861,872 in 1993.

CASH FLOW INFORMATION


(IN THOUSANDS)                       1995          1994         1993
--------------                      ------       -------      -------
Interest paid                       $9,849       $10,365      $11,903

Income taxes paid, net              $2,448       $ 1,581      $ 3,535


NOTE 2 OTHER INCOME

Other income for the years ended November 30 included the following:

(IN THOUSANDS)                       1995          1994         1993
--------------                      ------        ------       ------
Royalties and fees from affiliated
  companies and licensees           $3,297        $4,018       $3,967
Foreign currency loss                 (928)         (205)        (147)
Miscellaneous                        1,125         1,700        1,026
                                    ------        ------       ------
                                    $3,494        $5,513       $4,846
                                    ======        ======       ======

-------------------------------------------------------------------------------
NOTE 3  INVENTORIES

Inventories at November 30, were as follows:


(IN THOUSANDS)                   1995          1994
-------------------------      -------       --------
Finished products              $32,210       $34,664
Products in process             26,128        20,175
Materials and supplies          18,088        16,805
                              --------       -------
                               $76,426       $71,644
                              ========       =======


Certain steel inventories are valued using the last-in, first-out cost method. These items comprised 8.7% and 9.2% of consolidated inventories at November 30, 1995 and 1994, respectively. If such inventories had been valued using the first-in, first-out cost method, total inventories would have increased by $2,469,000 and $2,265,000 at November 30, 1995 and 1994,
respectively.

-------------------------------------------------------------------------------
NOTE 4  AFFILIATED COMPANIES

The Company's principal investments, which have been accounted for by the equity method, are summarized as follows:

                                                       OWNERSHIP
PRODUCTS                         AFFILIATE              INTEREST
-----------------------    ---------------------------  --------
Concrete pipe products     Gifford-Hill-American, Inc.       50%
                           Ameron Saudi Arabia, Ltd.         30%
Steel products             Tamco                             50%
Other                      Bondstrand, Ltd.                  40%
                           Oasis-Ameron, Ltd.                40%





                                     CONCRETE        STEEL
(IN THOUSANDS)                  PIPE PRODUCTS     PRODUCTS       OTHER      TOTAL
-----------------------------   -------------     --------     -------    --------
Investment, November 30, 1995
  Cost                                $ 6,194      $ 8,482      $3,706    $18,382
  Accumulated equity in
    undistributed earnings             15,258        9,335       2,581     27,174
  Reserves                             (8,116)      (1,042)       (201)    (9,359)
                                    ---------      -------      ------    -------
                                      $13,336      $16,775      $6,086    $36,197
                                    =========      =======      ======    =======

Investment, November 30, 1994
  Cost                                 $6,194       $8,482      $3,706    $18,382
  Accumulated equity in
    undistributed earnings             17,112        8,760       2,809     28,681
  Reserves                             (9,281)        (467)         --     (9,748)
                                    ---------      -------      ------    -------
                                      $14,025      $16,775      $6,515    $37,315
                                    =========      =======      ======    =======


The Company provides income taxes on its equity in earnings of affiliated companies to the extent that such earnings are expected to be distributed or repatriated.

Summarized financial information for affiliates in the concrete pipe products business follows:


FINANCIAL CONDITION (IN THOUSANDS)           1995          1994
--------------------------------------    ---------      --------
Current assets                             $ 63,360      $ 70,100
Noncurrent assets                            39,604        39,802
                                          ---------      --------
                                           $102,964      $109,902
                                          =========      ========
Current liabilities                        $ 35,554      $ 39,125
Noncurrent liabilities                        7,303         3,371
Stockholders' equity                         60,107        67,406
                                          ---------      --------
                                           $102,964      $109,902
                                          =========      ========



RESULTS OF OPERATIONS (IN THOUSANDS)        1995         1994       1993
------------------------------------      --------     -------    --------
Net sales                                  $41,861     $80,230     $81,144
                                          ========     =======     =======
Gross profit                               $ 8,087     $23,715     $21,305
                                          ========     =======     =======
Net income (loss)                          $(1,924)    $ 5,688     $ 5,367
                                          ========     =======     =======



The Company's investment in Gifford-Hill-American, Inc., which manufactures concrete pressure pipe, was recorded based on audited financial statements as of June 30, 1995 and unaudited financial statements as of October 31, 1995.

The Company's investments in Ameron Saudi Arabia, Ltd., Bondstrand, Ltd. and Oasis-Ameron, Ltd. were recorded based on audited financial statements as of December 31, 1994 and unaudited financial statements as of September 30, 1995. The investment in Tamco was based on audited financial statements as of November 30, 1995.

Summarized financial information for Tamco, Bondstrand, Ltd. and Oasis-Ameron, Ltd. follows:


FINANCIAL CONDITION (IN THOUSANDS)          1995       1994
-----------------------------------       --------    -------
Current assets                             $65,392    $48,074
Noncurrent assets                           27,787     28,131
                                          --------    -------
                                           $93,179    $76,205
                                          ========    =======
Current liabilities                        $36,718    $18,768
Noncurrent liabilities                       3,588      4,312
Stockholders' equity                        52,873     53,125
                                          --------    -------
                                           $93,179    $76,205
                                          ========    =======



RESULTS OF OPERATIONS (IN THOUSANDS)        1995       1994       1993
-----------------------------------      ---------   --------   --------
Net sales                                 $140,568   $136,790   $118,845
                                         =========   ========   ========
Gross profit                              $ 26,387   $ 17,637   $ 10,953
                                         =========   ========   ========
Net income                                $  7,870   $  3,886   $  2,805
                                         =========   ========   ========


The amount of investments and accumulated equity in the undistributed earnings in the Middle Eastern affiliates was approximately $18,000,000 and $19,000,000 at November 30, 1995 and 1994, respectively.

Sales and technical services provided by the Company to affiliates in the Middle East totaled approximately $1,700,000 in 1995, $3,500,000 in 1994 and $4,100,000 in 1993, and related receivables aggregated approximately $1,300,000 at November 30, 1995 and $2,400,000 at November 30, 1994.

Receivables from all affiliated companies approximated $1,500,000 at November 30, 1995 and $2,800,000 at November 30, 1994.

-------------------------------------------------------------------------------
NOTE 5  SALES OF ASSETS

During the third quarter of 1994, the Company completed the sale of a non-strategic steel fabrication subsidiary in Colombia. This sale resulted in an after tax gain of $1.8 million or $.46 per share, for the year.

-------------------------------------------------------------------------------
NOTE 6  RESTRUCTURING CHARGES AND WRITE-DOWN OF ASSETS

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

The following is a summary of restructuring charges and asset write-downs recorded by the Company:

(IN THOUSANDS)                                                                     1993
-------------------------------------------------------------------------------  ---------
Facility and product line consolidation                                          $  11,367
Revalue investments and related assets                                               9,403
Elimination of non-strategic operations                                              7,494
Employee severance costs                                                             3,430
Fixed asset write downs                                                              1,937
Other                                                                                  166
                                                                                 ---------
Total                                                                            $  33,797
                                                                                 =========

The following is a summary of restructuring charges and asset write-downs by business segment:

(IN THOUSANDS)                                                                    1993
-----------------------------------------------------------------------------  -----------
Protective Coatings                                                            $     5,128
Fiberglass Pipe                                                                      1,909
Concrete & Steel Pipe                                                               10,604
Construction & Allied Products                                                       3,723
Corporate                                                                           12,433
                                                                               -----------
Total                                                                          $    33,797
                                                                               ===========

During the fiscal years ended November 30, 1993, 1994 and 1995, the Company utilized $2,019,000, $4,758,000 and $1,846,000, respectively, of reserves for restructuring activities. At November 30, 1995, $1,800,000 of restructuring reserves remained on the Company's balance sheet.

NOTE 7 EMPLOYEE BENEFIT PLANS

The Company has a qualified, defined benefit, noncontributory pension plan for employees not covered by union pension plans, which is accounted for in accordance with Financial Accounting Standards Board Statement No.
87. Benefits paid to retirees are based upon age at retirement, years of credited service and average compensation or negotiated benefit rates. The Company's funding policy is to make contributions to the plan sufficient to meet the minimum funding requirements of applicable laws and regulations, plus such additional amounts, if any, as the Company's actuarial consultants recommend.

Assets of the defined benefit plan are invested in a directed trust. Assets in the trust are invested in equity securities of corporations (including $3,604,000 of the Company's common stock at November 30, 1995), U.S. government obligations, derivative securities, corporate bonds and money market funds.

During 1994, the overfunded and underfunded pension plans were combined so that the assets of each predecessor pension plan are available to satisfy the previously existing obligations of the other.

The Company has a supplemental non-qualified, non-funded retirement plan, for which the Company has purchased cost recovery life insurance on the lives of the participants. The Company is the sole owner and beneficiary of such policies. The amount of the coverage is designed to provide sufficient revenues to cover all costs of the plan if assumptions made as to mortality experience, policy earnings and other factors are realized. On November 30, 1995 and 1994, the cash surrender value of these policies was $3,775,000 and $3,314,000, respectively.

Net periodic pension cost for the years ended November 30, consists of the following:

(IN THOUSANDS)                                             1995       1994        1993
------------------------------------------------------  ----------  ---------  ----------
Service cost:
  Defined benefit plans                                 $    1,822  $   2,111  $    2,452
  Supplemental plan                                             26         25          26
Interest cost:
  Defined benefit plans                                      8,333      7,663       7,744
  Supplemental plan                                            213        186         146
Return on plan assets                                      (17,466)       508     (20,847)
Net(amortization) deferral:
  Defined benefit plans                                      7,860     (9,701)     11,962
  Supplemental plan                                            273        268         202
                                                        ----------  ---------  ----------
Net periodic pension cost                               $    1,061  $   1,060  $    1,685
                                                        ==========  =========  ==========


The following table sets forth the funding status of the qualified, defined benefit plan and the amount recognized in the Company's balance sheet at November 30:

(IN THOUSANDS)                                                       1995         1994
----------------------------------------------------------------  -----------  -----------
Actuarial present value of:
  Vested benefit obligation                                       $   104,666  $    88,108
Non-vested benefits                                                       738          621
                                                                  -----------  -----------
Accumulated benefit obligation                                        105,404       88,729
Effect of salary increases                                              8,669        8,349
                                                                  -----------  -----------
Actuarial present value of projected benefit obligation               114,073       97,078
Less plan assets at market value                                      115,204      104,381
                                                                  -----------  -----------
Plan assets in excess of projected benefit obligation                  (1,131)      (7,303)
Unrecognized asset                                                      6,196       11,820
                                                                  -----------  -----------
Accrued pension cost in consolidated balance sheets               $     5,065  $     4,517
                                                                  ===========  ===========


The following table sets forth the status of the supplemental plan as of November 30:

(IN THOUSANDS)                                                           1995       1994
---------------------------------------------------------------------  ---------  ---------
Actuarial present value of:
  Vested benefit obligation                                            $   2,618  $   2,172
  Non-vested benefits                                                          3          5
                                                                       ---------  ---------
Accumulated benefit obligation                                             2,621      2,177
Effect of salary increases                                                   259        124

Actuarial present value of projected benefit obligation                    2,880      2,301
Unrecognized obligation                                                     (729)      (965)
Unrecognized net gain (loss)                                                (135)       353
                                                                       ---------  ---------
Accrued pension cost in consolidated balance sheets                    $   2,016  $   1,689
                                                                       =========  =========

The 1995 actuarial computations for both the qualified, defined benefit plan and the supplemental plan assumed a discount rate of 7.5% and annual salary increases of 5.0%. The qualified, defined benefit plan assumed an expected long-term rate of return of 9.75%.

Approximately 18% of the Company's employees are covered by union sponsored, collectively bargained, multi-employer pension plans. The Company contributed and charged to expense $2,700,000 in 1995 and $2,400,000 and $1,900,000 in 1994 and 1993, respectively. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of hours worked. Information from the plans' administrators is not available to permit the Company to determine its share of unfunded vested benefits, if any. The Company has no intention of withdrawing from any of these plans, nor is there any intention to terminate such plans.

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

The accumulated postretirement benefit obligation in the Company's balance sheet at November 30, follows:

(IN THOUSANDS)                                         1995      1994
--------------------------------------------------    -------   -------
Retirees                                              $   356   $   297
Actives eligible                                          563       462
All others                                                632       571
                                                      -------   -------
Postretirement benefit obligation                       1,551     1,330
Unrecognized net transition obligation                 (1,282)   (1,353)
Unrecognized gains (losses)                               (20)      154
                                                      -------   -------
Accrued postretirement cost in the balance sheet      $   249   $   131
                                                      =======   =======

Net periodic postretirement benefit cost for the year ended November 30, consisted of the following components:

(IN THOUSANDS)                                         1995      1994
-------------------------------------------------      ----      ----
Service cost                                           $ 52      $ 55
Interest cost                                           113       111
Net amortization                                         69        71
                                                       ----      ----
Net periodic postretirement benefit expense            $234      $237
                                                       ====      ====

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 9.5% in 1995; it is assumed that the rate will decline gradually to 6% by the year 2001. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.5% at November 30, 1995. The salary increase rate used was 5.0%.

The Company has a deferred compensation plan providing key executives with the opportunity to participate in an unfunded, deferred compensation program. Under the program, participants may defer base compensation and bonuses and earn interest on their deferred amounts. The program is not qualified under
Section 401 of the Internal Revenue Code. The total of net participant deferrals, which is reflected in accrued liabilities was $3,911,000 at November 30, 1995 and $3,208,000 at November 30, 1994. The expense for this plan was $346,000 in 1995, $136,000 in 1994 and $362,000 in 1993.

The Company has a life insurance plan wherein eligible executives are provided with life insurance protection based upon three times base salary. Upon retirement, the executive is provided with life insurance protection based upon final base salary. Benefits may be paid as a lump sum or as an annual income to the identified survivor over ten years. The expense for this plan was $46,000 in 1995, $60,000 in 1994 and $50,000 in 1993.

In connection with the above two plans, whole life insurance contracts were purchased on the related participants. At November 30, 1995 and 1994, the cash surrender value of these policies was $5,682,000 and $4,690,000, net of loans of $2,043,000.

The Company provides to certain employees a savings plan under Section 401(k) of the Internal Revenue Code. The savings plan allows for deferral of income up to a certain percentage through contributions to the plan and, within certain restrictions, Company matching contributions in the form of the Company's common stock. In 1995, 1994 and 1993, the Company recorded expenses for matching contributions of $681,000, $967,000 and $958,000, respectively, while 19,761 and 25,996 and 27,635 shares of common stock were issued by the Company to the savings plan.

In December 1994, the Company adopted Statement of Financial Accounting Standards No. 112 "Employers' Accounting for Postemployment Benefits--An Amendment of FASB Statements No. 5 and 43." This statement requires employers to recognize obligations to provide postemployment benefits if certain criteria are met. Implementation of this statement did not have a material effect on the Company's financial position or its results of operations.

NOTE 8 INCOME TAXES

The provision (benefit) for income taxes for the years ended
November 30, included the following:

(IN THOUSANDS)                    1995           1994           1993
-----------------------------   -------        -------        --------
Current
  Federal                       $ 2,833        $(3,730)       $  1,340
  Foreign                         2,516          1,287           6,542
  State                             663           --               145
                                -------        -------        --------
                                  6,012         (2,443)          8,027
Deferred
  Federal                        (1,243)         8,566         (15,918)
  Foreign                           396           (157)            (25)
  State                            (225)         1,005          (1,816)
                                -------        -------        --------
                                 (1,072)         9,414         (17,759)
                                -------        -------        --------
                                $ 4,940        $ 6,971        $ (9,732)
                                =======        =======        ========

The principal types of timing differences and the tax effect of each, which give rise to the deferred tax provision (benefit), for the years ended November 30, follow:

(IN THOUSANDS)                       1995           1994           1993
---------------------------------  -------         ------        --------
Accelerated depreciation           $  (377)        $ (150)       $     33
Change in nondeductible reserves    (2,310)         8,799         (12,163)
Investment tax credits, net           --              --              (42)
Write down of fixed assets            --              --           (3,472)
Federal alternative minimum tax
   and State loss carryforwards      1,379           (314)         (1,099)
Other, net                             236          1,079          (1,016)
                                   -------         ------        --------
                                   $(1,072)        $9,414        $(17,759)
                                   =======         ======        ========

Deferred tax liabilities (assets) are comprised of the following as of November 30:

(IN THOUSANDS)                                                          1995       1994
--------------------------------------------------------------------  ---------  ---------
Non-current deferred taxes
  Self insurance/claims reserves                                      $  (8,242) $  (8,738)
  Investments                                                             2,675      4,795
  Employee benefits                                                      (8,399)    (6,741)
  Fixed assets                                                           20,577     20,225
  Federal and State tax credit and loss carryforwards                    (2,347)    (3,612)
  Other                                                                    (224)      (170)
                                                                      ---------  ---------
Net non-current deferred liability                                        4,040      5,759

Current deferred taxes
  Self-insurance/claims reserves                                         (1,309)        --
  Employee benefits                                                      (1,685)    (1,420)
  Accounts receivable                                                    (1,481)    (1,926)
  Inventory                                                              (2,728)    (2,064)
  Other                                                                    (112)       704
                                                                      ---------  ---------
Net current deferred asset                                               (7,315)    (4,706)
                                                                      ---------  ---------
Net deferred taxes                                                    $  (3,275) $   1,053
                                                                      =========  =========

The tax provision represents effective tax rates of 35.8%, 42.5% and 27.2% of pretax income for the years ended November 30, 1995, 1994 and 1993, respectively. A reconciliation of income taxes provided at the effective income tax rate and the amount computed at the federal statutory income tax rate of 35% for the years ended November 30, 1995 and November 30, 1994 and 34% for the year ended November 30, 1993 follows:

(IN THOUSANDS)                                            1995       1994        1993
------------------------------------------------------  ---------  ---------  ----------
Domestic pretax income (loss)                           $   9,571  $  14,438  $  (45,011)
Foreign pretax income                                       4,227      1,964       9,203
                                                        ---------  ---------  ----------
                                                        $  13,798  $  16,402  $  (35,808)
                                                        =========  =========  ==========

Taxes at federal statutory rate                         $   4,829  $   5,741  $  (12,175)
State taxes (net of federal tax benefit)                      285        653      (1,103)
Foreign losses with no federal benefit                        630        199       2,591
Percentage depletion                                         (512)      (457)       (486)
Investment tax credit amortization                             --         --         (42)
Write down affiliate investment                                --         --       1,130
Foreign branch/withholding taxes                              226        481         807
Other, net                                                   (518)       354        (454)
                                                        ---------  ---------  ----------
                                                        $   4,940  $   6,971  $   (9,732)
                                                        =========  =========  ==========

The Company has filed an appeal with respect to a portion of the Internal Revenue Service audit assessment relating to the Company's 1987 through 1989 Federal income tax returns. The appeal is currently being reviewed by the Internal Revenue Service. The resolution of this matter is not expected to have a material effect on the Company's results of operations.

NOTE 9 DEBT

Short-term borrowings consist of loans payable to banks by foreign subsidiaries totaling $1,718,000 and $2,931,000 as of November 30, 1995 and 1994 respectively. The average interest rate on these loans was approximately 16.9% in 1995 and 19.5% in 1994. The high interest rates relate to borrowings by the Company's Colombian subsidiary.

Domestically, the Company has uncommitted, short-term, bank credit lines totaling $12,000,000 with interest at various money market rates.

Long-term debt as of November 30, consisted of the following:

(IN THOUSANDS)                                                       1995         1994
----------------------------------------------------------------  -----------  -----------
Unsecured notes payable to insurance companies:
  8.63%, payable in annual installments of $5,000, plus accrued
   interest                                                       $    15,000  $    20,000
  9.79%, payable in annual installments of $12,000 commencing in
   1996, plus accrued interest                                         60,000       60,000
Variable-rate unsecured bank revolving credit facilities (6.4%
  at November 30, 1995)                                                29,148       13,041
10% mortgage loan, secured by land with a book value of $3,478             --        3,888
Variable-rate unsecured bank loan, payable by a consolidated subsidiary in Dutch guilders, with annual installments of
 approximately $803 plus accrued interest through 2002 (4.48% at
 November 30, 1995)                                                     5,220        5,545
Other indebtedness with various interest rates and maturities              --           47
                                                                  -----------  -----------
                                                                      109,368      102,521
  Less -- Current portion                                              17,803        9,674
                                                                  -----------  -----------
                                                                  $    91,565  $    92,847
                                                                  ===========  ===========

The Company maintains a $75,000,000 revolving credit facility with five banks. The Company may at its option borrow at interest rates based on specified margins over money market rates, at any time until June 1998, when all borrowings under the facility must be repaid.

Additionally, a consolidated subsidiary maintains revolving credit facilities with three banks. The subsidiary may at its option borrow in various currencies, at interest rates based on specified margins over money market rates. The subsidiary is able to borrow up to the equivalent of $8,000,000 at any time through September 1996 under one facility, and $4,000,000 through August 1998 under a second facility. A third arrangement permits borrowings up to $3,000,000; this availability declines by $741,000 semi-annually. At November 30, 1995, $3,649,000 was borrowed under these bank facilities.

Future payments due on long-term debt total $17,803,000 in 1996, $17,803,000 in 1997, $46,951,000 in 1998, $12,803,000 in 1999, and $12,803,000 in 2000.

The lending agreements contain various restrictive covenants including the requirement to maintain specified amounts of working capital and net worth and restrictions on cash dividends, borrowings, liens, investments and guarantees. Under the most restrictive provisions of the Company's lending agreements, approximately $12,000,000 of retained earnings was not restricted at November 30, 1995.

Certain note agreements contain provisions regarding the Company's ability to grant security interests or liens in association with other debt instruments. If the Company grants such a security interest or lien, then such notes will be secured equally and ratably as long as such other debt shall be secured.

The following disclosure of the estimated fair value of the Company's debt is made in accordance with the requirements of Financial Accounting Standards Board Statement No. 107 "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required to develop the estimates of fair value, thus the estimates provided herein are not necessarily indicative of the amounts that could be realized in a current market exchange.


(IN THOUSANDS)                         NOVEMBER 30, 1995
------------------------------    ---------------------------
                                  CARRYING               FAIR
                                    AMOUNT              VALUE
                                  ---------            -------
Short-term borrowings              $ 1,718            $ 1,718
Fixed-rate long-term debt           75,000             80,000
Variable-rate long-term debt        34,368             34,368



The carrying values of short-term and variable-rate long-term debt are a reasonable estimate of their fair value. The estimated fair value of the Company's fixed-rate long-term debt is based on U.S. government notes plus an estimated spread at November 30, 1995 for similar securities with similar remaining maturities.

The Company has guaranteed obligations of various unconsolidated foreign affiliated and nonaffiliated companies of $1,412,000 as of November 30, 1995.

-------------------------------------------------------------------------------
NOTE 10  LEASE COMMITMENTS

Rental expense under long-term operating leases of property, vehicles and other equipment was $7,225,000 in 1995, $6,532,000 in 1994 and $6,068,000 in
1993. At November 30, 1995, future rental commitments under these leases totaled $67,350,000. Future rental commitments are payable as follows:


                             YEAR ENDING
(IN THOUSANDS)               NOVEMBER 30           AMOUNT
----------------------       -----------         --------
                                    1996          $ 6,738
                                    1997            5,758
                                    1998            5,112
                                    1999            5,117
                                    2000            4,432
                             2001-Beyond           40,193
                                                 --------
                                                  $67,350
                                                 ========



Minimum payments for leases have not been reduced by minimum noncancelable sublease rentals aggregating $4,776,000 for operating leases.

-------------------------------------------------------------------------------
NOTE 11  CONTINGENCIES AND COMMITMENTS

An action was filed in 1992 in the U.S. District for the District of Arizona by the Central Arizona Water Conservation District ("CAWCD") seeking damages against several parties, including the Company and the Company's customer, Peter Kiewit Sons' Company ("Kiewit"), in connection with six prestressed concrete pipe siphons furnished and installed in the 1970's as part of the Central Arizona Project ("CAP"), a federal project to bring water from the Colorado River to Arizona. The CAWCD also filed separate actions against the U.S. Bureau of Reclamation ("USBR") in the U.S. Court of Claims and with the Arizona Projects Office of the USBR in connection with the CAP siphons. The CAWCD alleged that the six CAP siphons were defective and that the USBR and the defendants in the U.S. District Court action were liable for the repair or replacement of those siphons at a claimed estimated cost of $146.7 million. On September 14, 1994 the U.S. District granted the Company's motion to dismiss the CAWCD action and entered judgment against the CAWCD and in favor of the Company and its co-defendants. CAWCD has filed a notice of appeal with the Ninth Circuit Court of Appeals.

Separately, on September 28, 1995 the Contracting Officer for the USBR issued a final decision claiming for the USBR approximately $40 million in damages against Kiewit, based in part on the Contracting Officer's finding that the siphons supplied by the Company were defective. That claim amount is considered by the Company to be duplicative of the damages sought by the CAWCD for the repair or replacement of the siphons in its aforementioned action in the U.S. District for the District of Arizona. The Contracting Officer's final decision has been appealed by Kiewit to the U.S. Department of the Interior Board of Contract Appeals ("IBCA"). The Company is actively cooperating with, and assisting Kiewit in the administrative appeal of that final decision before the IBCA.

The Company internally, as well as through independent third party consultants, has conducted engineering analyses regarding the allegations that the CAP siphons were defective and believes that the siphons were manufactured in accordance with the project specifications and other contract requirements, and therefore it is not liable for any claims relating to the siphons, whether by the CAWCD or by the USBR. The Company has recorded provisions deemed adequate by the Company to permit it to continue to vigorously defend its position in this matter. The Company believes that it has meritorious defenses to these actions and that resultant liability, if any, should not have a material adverse effect on the financial position of the Company or its results of operations.

In July 1992 the Company was served with a complaint in an action brought by the City & County of San Francisco in Superior Court of the State of California against the Company and two co-defendants, in connection with a pipeline referred to as San Andreas Pipeline No. 3, a water transmission pipeline, which was installed between 1980 and 1982. The Company furnished the pipe used in that pipeline. Plaintiff alleges that the pipeline is defective. Plaintiff originally sought damages of $43.95 million to replace the entire pipeline, but in June 1994 it filed its third amended complaint, which alleges damages according to proof and in excess of the jurisdictional minimum of $25,000. The Company has recorded provisions deemed adequate by the Company to permit it to continue to vigorously defend its position in this matter. The Company believes that it has meritorious defenses to this action and that resultant liability, if any, should not have a material adverse effect on the financial position of the Company.

In addition, certain other claims, suits and complaints that arise in the ordinary course of business, have been filed or are pending against the Company. Management believes that these matters, and the matters discussed above, are either adequately reserved, covered by insurance, or would not have a material adverse effect on the financial position of the Company or its results of operations if disposed of unfavorably. The Company is also subject to federal, state and local laws and regulations concerning the environment and is currently participating in administrative proceedings at several sites under these laws. While the Company finds it difficult to estimate with any certainty the total cost of remediation at the several sites, on the basis of currently available information and reserves provided, the Company believes that the outcome of such environmental regulatory proceedings will not have a material adverse effect on the Company's financial position or its results of operations.

At November 30, 1995, the Company had reserves of approximately $8,100,000 for potential environmental liabilities and approximately $8,800,000 associated with product liability and other legal claims.

The Company insures for property loss, workers' compensation, general liability and automotive liability, subject to specific retention levels. Consulting actuaries assist the Company in determining its liability for retained claims.

-------------------------------------------------------------------------------
NOTE 12  CAPITAL STOCK

The certificate of incorporation in Delaware authorizes 12,000,000 shares of $2.50 par value common stock, 1,000,000 shares of $1.00 par value preferred stock and 100,000 shares of $1.00 par value series A junior participating cumulative preferred stock. The preferred stock may be issued in series, with the rights and preferences of each series to be established by the Board of Directors. As of November 30, 1995, the Company had no shares of preferred stock or series A junior participating cumulative preferred stock outstanding.

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

The Company has reserved 176,634 shares of common stock for sale to employees under the 1992 Incentive Plan at November 30, 1995. The plan provides for the issuance of options to purchase not more than 250,000 shares of common stock in the form of incentive options under the provisions of Section 422 of the Internal Revenue Code. Options can be incentive stock options or nonqualified options and may be granted for up to ten years. Awards under the 1992 Incentive Plan may include but are not limited to stock bonuses, stock options, convertible securities and restricted stock grants. Restrictions may limit the sale, transfer, voting rights and dividends on these shares. At November 30, 1995, 7,500 restricted shares were outstanding, and 40,054 shares were available for future grants.

On June 27, 1994 the Board of Directors of the Company adopted the 1994 Nonemployee Director Stock Option Plan (Nonemployee Director Plan). On March 27, 1995, the Nonemployee Director Plan was approved by the stockholders at the Annual Stockholders' Meeting. Under the terms of the Nonemployee Director Plan, each Nonemployee Director shall automatically be granted 1,000 options on the first business day following the date of the annual meeting of stockholders of the Company at which the directors of the Company are elected. The aggregate number of common shares issued and issuable shall not exceed 120,000. As of November 30, 1995, the Company had reserved 8,000 shares of common stock for sale under the Nonemployee Director Plan.

The Company accounts for the above plans under APB Opinion No. 25, under which no compensation cost has been recognized.

A summary of all stock option transactions for 1995, 1994 and 1993 is as follows:

                                    NUMBER OF SHARES  OPTION PRICE PER SHARE
                                    ----------------  ----------------------
Outstanding at November 30, 1992         136,725         $14.63 to $43.75
  Granted                                 40,700          31.00 to  32.75
  Exercised                               (2,200)                   32.00
  Expired                                (28,375)         32.00 to  43.75
                                         -------

Outstanding at November 30, 1993         146,850          14.63 to  43.75
  Granted                                121,184          37.00 to  42.00
  Exercised                              (23,250)         14.63 t0  34.75
  Expired                                (34,450)         31.00 to  43.75
                                         -------

Outstanding at November 30, 1994         210,334          31.00 to  43.75
  Granted                                 36,575          31.63 to  33.75
  Exercised                               (1,025)         31.00 to  34.75
  Expired                                (17,550)         31.00 to  43.75
                                         -------

Outstanding at November 30, 1995         228,334          31.00 to  42.00
                                         =======

Options for 66,950 shares were exercisable at November 30, 1995. The remaining outstanding options become exercisable in varying amounts through 2005.

In November 1995, the Financial Accounting Standards Board issued statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation." The Statement recommends changes in accounting for employee stock-based compensation plans, and requires certain disclosures with respect to these plans. The Statement's disclosure requirements must be adopted by the company no later than the fiscal year ending November 30, 1997.

NOTE 14 BUSINESS SEGMENTS AND GEOGRAPHIC AREAS

Financial information for 1995, 1994 and 1993, with respect to the various business segments of the Company, appears on pages 52 and 53.

NOTE 15 SUBSEQUENT EVENT

On January 8, 1996 the Company acquired substantially all the assets of Centron Corporation (Centron) of Mineral Wells, Texas. Centron is a manufacturer of fiberglass pipe for the worldwide oil field market. Any amount of the purchase price greater than the fair market value of the tangible assets will be allocated to intangible assets and amortized over their economic life, not to exceed 40 years. The acquisition will be accounted for as a purchase and the results of operations of the acquired business will be included in the Company's consolidated financial statements commencing January 1996.

NOTE 16 QUARTERLY FINANCIAL DATA

Summarized quarterly financial data for the years ended November 30, 1995 and 1994 follow:

                                                  1995
                                ----------------------------------------------
(IN THOUSANDS EXCEPT             FIRST        SECOND       THIRD       FOURTH
PER SHARE DATA)                 QUARTER       QUARTER     QUARTER      QUARTER
--------------------            -------       -------     -------      -------

Sales                           $98,031      $118,526    $137,421     $127,427
Gross Profit                     24,011        29,563      33,431       29,726
Net Income                          116         4,002       4,577        3,757
Net Income per Share                .03          1.01        1.16          .95

                                                  1994
                               -----------------------------------------------
(IN THOUSANDS EXCEPT             FIRST        SECOND       THIRD       FOURTH
PER SHARE DATA)                 QUARTER       QUARTER     QUARTER      QUARTER
--------------------            -------       -------     -------      -------

Sales                           $93,330      $100,612    $108,376     $115,364
Gross Profit                     23,166        27,003      26,364       27,442
Net Income(1)                        89         3,134       4,072        3,495
Net Income per Share(1)             .02           .80        1.04          .89

The Company traditionally experiences seasonal patterns associated with weather and contractor schedules, which result in lower sales during the first quarter.

(1) Includes $1.8 million gain, net of income taxes, or $.46 per share on the sale of a Colombian subsidiary.

PER SHARE DATA

                                 STOCK PRICE             DIVIDENDS
                              ----------------        ----------------
QUARTERS ENDED                1995        1994        1995        1994
--------------                ----        ----        ----        ----

February 28     --High        $34         $43-1/8     $.32        $.32
                --Low          29          35-5/8

May 31          --High         37-7/8      42-3/4      .32         .32
                --Low          33-5/8      35-5/8

August 31       --High         36-5/8      38          .32         .32
                --Low          33-3/4      34-5/8

November 30     --High         36-7/8      37-7/8      .32         .32
                --Low          33-7/8      31-7/8

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and the Board of Directors, Ameron, Inc.:

We have audited the accompanying consolidated balance sheets of Ameron, Inc. (a Delaware corporation) and subsidiaries as of November 30, 1995 and 1994, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended November 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Gifford-Hill-American, Inc. as of November 30, 1995, the investment in which is reflected in the accompanying financial statements using the equity method of accounting (see Note 4).
The investment in this company is insignificant to consolidated assets. The equity in its net income represents 8 percent of consolidated net income for 1995. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for Gifford-Hill-American, Inc., is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ameron, Inc. and subsidiaries as of November 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1995, in conformity with generally accepted accounting principles.

                                   ARTHUR ANDERSEN LLP
LOS ANGELES, CALIFORNIA
JANUARY 19, 1996



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

                              /s/  JAMES S. MARLEN
                                   CHAIRMAN OF THE BOARD, PRESIDENT &
                                   CHIEF EXECUTIVE OFFICER

                              /s/  GARY WAGNER
                                   SENIOR VICE PRESIDENT & CHIEF
                                   FINANCIAL OFFICER, TREASURER

BUSINESS SEGMENTS

Ameron classifies its business operations into four segments: PROTECTIVE COATINGS GROUP - high-performance coatings and product finishes; FIBERGLASS PIPE GROUP - filament-wound fiberglass pipe, tubing and fittings; CONCRETE & STEEL PIPE GROUP - concrete and steel pressure pipe, concrete non-pressure pipe, protective linings for pipe, and fabricated products; CONSTRUCTION & ALLIED PRODUCTS GROUP - ready-mix concrete, sand and aggregates, concrete pipe, and concrete and steel lighting and traffic poles.

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

                                                                      BUSINESS SEGMENTS
                                   ---------------------------------------------------------------------------------------------
                                   PROTECTIVE      FIBERGLASS      CONCRETE &     CONSTRUCTION &    CORPORATE &
(DOLLARS IN THOUSANDS)              COATINGS          PIPE         STEEL PIPE     ALLIED PRODUCTS   ADJUSTMENTS     CONSOLIDATED
--------------------------------------------------------------------------------------------------------------------------------
1995
  SALES                             $130,543         $82,752         $153,155         $114,955         $  --          $481,405
  INCOME (LOSS) BEFORE INTEREST
   AND INCOME TAXES                    3,248           8,777           10,496           15,178         (12,530)         25,169
  IDENTIFIABLE ASSETS                 71,432          63,892          107,092           54,228          74,737         371,381
  CAPITAL EXPENDITURES                 3,894           2,534            5,375            2,856           1,495          16,154
  DEPRECIATION                         2,359           4,027            4,091            4,928             660          16,065

--------------------------------------------------------------------------------------------------------------------------------

1994
  Sales                             $134,201         $66,228         $101,644         $115,609         $  --          $417,682
  Income (loss) before interest
   and income taxes                   13,338           2,987            3,271(1)        16,687          (9,374)         26,909(1)
  Identifiable assets                 64,493          60,731           94,393           56,062          75,177         350,856
  Capital expenditures                 3,605           2,127            5,161            2,701           1,340          14,934
  Depreciation                         2,208           3,943            4,159            4,913             632          15,855

--------------------------------------------------------------------------------------------------------------------------------

1993
  Sales                             $137,776         $92,947         $110,261         $112,373         $  --          $453,357
  Income (loss) before interest
   and income taxes(2)                 1,494          14,207          (15,067)           6,607         (31,196)        (23,955)
  Identifiable assets                 66,958          58,481           72,838           58,973          80,592         337,842
  Capital expenditures                 3,202           4,302            2,581            3,864             748          14,697
  Depreciation                         2,350           3,774            4,871            4,852             597          16,444

--------------------------------------------------------------------------------------------------------------------------------


(1) INCLUDES $3.2 MILLION GAIN, BEFORE INCOME TAXES, ON THE SALE OF A COLOMBIAN SUBSIDIARY.
(2) INCLUDES $45.8 MILLION, BEFORE INCOME TAXES, IN FOURTH QUARTER CHARGES FOR RESTRUCTURING AND OTHER RELATED CHARGES.

                               GEOGRAPHIC AREAS

The PROTECTIVE COATINGS GROUP and the FIBERGLASS PIPE GROUP are worldwide in scope. The CONCRETE & STEEL PIPE GROUP operates primarily in the western United States; AMERON HAWAII operates exclusively in the State of Hawaii; and the POLE PRODUCTS DIVISION operates in the continental United States. AMERON HAWAII and the POLE PRODUCTS DIVISION together comprise the CONSTRUCTION & ALLIED PRODUCTS GROUP.

Sales for export or to any individual customer did not exceed 10% of consolidated sales. Information with respect to the Company's geographic segments is as follows:

                                                                                  Geographic Areas
                                                   ----------------------------------------------------------------------------
                                                    United                                       Investments &
(Dollars in thousands)                              States          Europe           Other        Eliminations     Consolidated
-------------------------------------------------------------------------------------------------------------------------------
1995
   SALES TO UNAFFILIATED CUSTOMERS                 $372,589         $73,528         $35,288         $     --         $481,405
   INTERCOMPANY SALES BETWEEN GEOGRAPHIC AREAS        4,180           1,411           6,448          (12,039)              --
                                                   --------------------------------------------------------------------------
      TOTAL SALES                                  $376,769         $74,939         $41,736         $(12,039)        $481,405
                                                   ==========================================================================

   INCOME BEFORE INTEREST
      AND INCOME TAXES                             $ 15,915         $ 1,006         $ 8,248         $     --         $ 25,169
   IDENTIFIABLE ASSETS                              253,734          56,315          25,135           36,197          371,381
-------------------------------------------------------------------------------------------------------------------------------
1994
   Sales to unaffiliated customers                 $334,688         $55,286         $27,708         $     --         $417,682
   Intercompany sales between geographic areas        2,519           1,716           5,507           (9,742)              --
                                                   --------------------------------------------------------------------------
      Total sales                                  $337,207         $57,002         $33,215         $ (9,742)        $417,682
                                                   ==========================================================================
   Income before interest
      and income taxes                             $ 19,112(1)      $ 1,489         $ 6,308         $     --         $ 26,909(1)
   Identifiable assets                              239,652          49,053          24,836           37,315          350,856
-------------------------------------------------------------------------------------------------------------------------------
1993
   Sales to unaffiliated customers                 $339,993         $90,634         $22,730         $     --         $453,357
   Intercompany sales between geographic areas        3,416           1,075           6,284          (10,775)              --
                                                   --------------------------------------------------------------------------
      Total sales                                  $343,409         $91,709         $29,014         $(10,775)        $453,357
                                                   ==========================================================================
   Income (loss) before interest
      and income taxes(2)                          $(33,234)        $11,247         $(1,968)        $     --         $(23,955)
   Identifiable assets                              225,168          53,479          19,211           39,984          337,842
-------------------------------------------------------------------------------------------------------------------------------


(1) INCLUDES $3.2 MILLION GAIN, BEFORE INCOME TAXES, ON THE SALE OF A COLOMBIAN SUBSIDIARY.

(2) INCLUDES $45.8 MILLION, BEFORE INCOME TAXES, IN FOURTH QUARTER CHARGES FOR RESTRUCTURING AND OTHER RELATED CHARGES.