Form 10-K405/A, Exhibit 13
period 1995-11-30
AMERON INC/DE
filed 1996-03-07
CIK 790730

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










                                   EXHIBIT 13

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION



                                                                 YEAR ENDED NOVEMBER 30
(DOLLARS IN THOUSANDS
  EXCEPT PER SHARE  DATA)                   1995           1994           1993           1992           1991
------------------------------------    -------------  -------------  -------------  -------------  -------------

PER COMMON SHARE DATA
  Net income (loss)                     $        3.15  $        2.75(1) $     (6.28)(2) $     1.53  $        2.01(3)
  Net income excluding restructuring
   and related charges and unusual
   items                                         3.15           2.29           1.87           1.53           1.91
  Dividends                                      1.28           1.28           1.28           1.28           1.28
  Average shares(4)                         3,954,544      3,924,456      3,861,872      3,827,540      3,805,781
  Stock price - high                           37 7/8         43 1/8         38 3/4         36 1/2         47 1/8
  Stock price - low                                29         31 7/8             31             29         31 3/4
  Price/earnings ratio (range)                   12-9          16-12             NA          24-19          23-16
------------------------------------    -------------  -------------  -------------  -------------  -------------

OPERATING RESULTS
  Sales                                 $     481,405  $     417,682  $     453,357  $     446,477  $     465,136
  Gross profit                                116,731        103,975        119,869        118,528        118,399
  Interest expense                             11,715         11,191         12,689         10,990         14,105
  Provision (benefit) for income taxes          4,940          6,971         (9,732)         1,649          5,052
  Equity in earnings (losses) of
   affiliated companies, net of taxes           3,594          1,359          1,821          2,011           (976)
  Net income (loss)                            12,452         10,790(1)     (24,255)(2)      5,859          7,635(3)
  Net income/sales                                2.6%           2.6%          -5.4%           1.3%           1.6%
  Return on equity                                9.6%           9.0%         -18.6%           4.1%           5.4%
------------------------------------    -------------  -------------  -------------  -------------  -------------
FINANCIAL CONDITION AT YEAR END
  Working capital                       $     114,458  $     103,904  $      85,990  $     103,904  $     104,428
  Property, plant and equipment, net          114,116        112,953        113,199        128,130        122,201
  Investments, advances and equity in
   affiliated companies                        36,197         37,315         39,984         47,882         45,901
  Total assets                                371,381        350,856        337,842        379,480        384,472
  Long-term debt, less current portion         91,565         92,847         89,590        105,874         99,304
------------------------------------    -------------  -------------  -------------  -------------  -------------
PROPERTY, PLANT AND EQUIPMENT
  Expenditures                          $      16,154  $      14,934  $      14,697  $      21,027  $      26,527
  Depreciation                                 16,065         15,855         16,444         15,649         16,704


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


34