Form 10-K, Exhibit 13
period 1996-11-30
AMERON INTERNATIONAL CORP
filed 1997-02-28
CIK 790730

                     SELECTED CONSOLIDATED FINANCIAL INFORMATION


                                                 -----------             Year ended November 30
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)         1996           1995           1994            1993          1992
-------------------------------------------------------------------------------------------------------------------------
PER COMMON SHARE DATA
  Net income (loss)                             $     3.87     $     3.15     $     2.75 (1)  $    (6.28)(2) $    1.53
  Net income excluding restructuring and
     related charges, and unusual items               3.87           3.15           2.29            1.87          1.53
  Dividends                                           1.28           1.28           1.28            1.28          1.28
  Average shares (3)                             3,982,006      3,954,544      3,924,456       3,861,872     3,827,540
  Stock price - high                                50             37 7/8         43 1/8          38 3/4        36 1/2
  Stock price - low                                 34 1/8         29             31 7/8          31            29
  Price/earnings ratio (range)                      13-9           12-9           16-12           NA            24-19
-------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
  Sales                                         $  496,940     $  481,405     $  417,682      $  453,357     $ 446,477
  Gross profit                                     129,263        116,731        103,975         119,869       118,528
  Interest expense                                  11,134         11,715         11,191          12,689        10,990
  Provision (benefit) for income taxes               8,297          5,190          7,297         (7,674)         2,766
  Net income (loss)                                 15,410         12,452         10,790 (1)    (24,255) (2)     5,859
  Net income/sales                                     3.1%           2.6%           2.6%          -5.4%           1.3%
  Return on equity                                    11.0%           9.6%           9.0%         -18.6%           4.1%
-------------------------------------------------------------------------------------------------------------------------
FINANCIAL CONDITION AT YEAR END
  Working capital                               $  121,858     $  114,458     $  103,904       $  85,990     $ 107,086
  Property,  plant and equipment, net              125,687        114,116        112,953         113,199       128,130
  Investments, advances and
     equity in affiliated companies                 33,722         36,197         37,315          39,984        47,882
  Total assets                                     411,666        371,381        350,856         337,842       379,480
  Long-term debt, less current portion             112,598         91,565         92,847          89,590       105,874
-------------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT
  Expenditures                                  $   25,227     $   16,154     $   14,934       $  14,697     $  21,027
  Depreciation                                      16,078         16,065         15,855          16,444        15,649
                                                 -----------



(1) INCLUDES $1.8 MILLION GAIN, NET OF INCOME TAXES, OR $.46 PER SHARE, ON THE SALE OF A COLOMBIAN SUBSIDIARY.
(2) INCLUDES $31.5 MILLION, NET OF INCOME TAXES, OR $8.15 PER SHARE, FOR RESTRUCTURING AND OTHER RELATED CHARGES.
(3) INCLUDES COMMON STOCK EQUIVALENTS IN THE PERIODS IN WHICH THEY HAVE A DILUTIVE EFFECT.

                            AMERON 1996 FINANCIAL OVERVIEW


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

During 1996, the Company generated $44.6 million of cash from operations, compared to $20.2 million in 1995. These funds, along with additional net borrowings of $21.3 million, were used for capital expenditures of $25.2 million, business acquisitions of $29.0 million and payment of common dividends of $5.1 million. Cash and cash equivalents at November 30, 1996 totaled $18.4 million, an increase of $5.5 million from the prior year.

Cash provided by operating activities increased over the previous year due to improved earnings and reduced working capital requirements of existing businesses. Inventories as shown on the consolidated balance sheet increased from last year, however this occurred mainly as a result of business acquisitions made during the year. Inventories purchased through acquisitions totaled $8.7 million.

Cash used in investing activities consisted principally of business acquisitions and capital expenditures. During the year the Company purchased substantially all the assets of Centron Corporation, a fiberglass pipe manufacturer, and the worldwide Devoe marine coatings business from Imperial Chemical Industries, PLC
(ICI). The sum of both transactions was $29.0 million. Capital expenditures of $25.2 million included the purchase of previously leased property in Hawaii for $11.2 million and normal replacements, upgrades, and expansion of manufacturing facilities worldwide. During the fiscal year ending November 30, 1997, the Company anticipates spending approximately $15 to $30 million for capital expenditures, which will be funded from existing cash balances and lines of credit, as well as funds generated from operations.

Late in the third quarter of fiscal 1996 the Company completed a $50 million private placement of unsecured, senior debt with two insurance companies. The final maturity of the debt is ten years with a fixed interest rate of 7.92%. Proceeds from the private placement were used to acquire the Devoe business, purchase property in Hawaii and repay other debt. During the third quarter, the Company obtained financing from the Industrial Development Corporation of Mineral Wells, Texas to fund the purchase, construction and equipping of facilities related to the Company's acquisition of Centron. A total of $7.2 million was borrowed at a variable interest rate with final maturity in the year 2016. Also, the Company maintains a $75 million revolving credit facility with five banks. During the year, the term of this facility was extended one year to June 1999. At November 30, 1996, the Company had $114 million in unused credit available to fund operating and investing activities worldwide. Management believes that cash flows from operations and current cash balances, together with currently available lines of credit, will be sufficient to meet future operating requirements.

RESULTS OF OPERATIONS: 1996 COMPARED WITH 1995

GENERAL

Earnings per share for the fiscal year ended November 30, 1996 were $3.87 on sales of $496.9 million compared to $3.15 per share on sales of $481.4 million in 1995. Earnings per share in 1996 improved 23% over the prior year, while sales in 1996 were the highest in the Company's history. Return on stockholder's equity increased to 11.0% in 1996 from 9.6% in the prior year.

The significant increase in earnings over the prior year reflects mainly the improved profitability of Ameron's concrete and steel pipe operations in the western United States, and higher sales and earnings from the Company's worldwide protective coatings and fiberglass pipe businesses.

SALES

Sales increased by $15.5 million to $496.9 million in 1996 due partly to increased shipments of fiberglass pipe to oilfield and offshore platform markets in the United States and Latin America. Sales of protective coatings worldwide also improved over the prior year. Partially offsetting these increases were lower sales of construction products in Hawaii due to the continued slowdown in construction spending in the Islands. Sales of concrete and steel pipe were down slightly from the record level in 1995.

Protective Coatings sales improved to $142.6 million in 1996, versus $130.5 million in the prior year. Sales in domestic markets were up as deliveries of protective coatings improved over last year. European operations benefited from the introduction of Ameron's unique PSX siloxane-based coatings. Sales in Asian markets also improved over the previous year. In October 1996, the Company completed the acquisition of the worldwide Devoe marine coatings business from ICI. The acquisition made Ameron the largest supplier of high-performance marine and offshore coatings in the United States and greatly expanded the Company's sales and service network and global presence in these markets. Ameron is now manufacturing and marketing a number of well-known marine and offshore product lines under Devoe trade names. In addition, the operation in The Netherlands manufactures and sells Devoe coatings to industrial maintenance markets in Europe, the Middle East and parts of Africa. The Devoe business acquired by Ameron generated sales of approximately $50 million in 1995 when part of ICI. While the acquisition had a minor impact on Ameron's sales in 1996, the Company expects to begin realizing substantial benefits in 1997.

Fiberglass Pipe sales increased to $104.1 million in 1996 compared to $82.8 million in 1995. The increase was attributed to higher sales of oilfield and offshore platform products in the United States and Latin America. European sales were down because of sluggish markets and major order delays. Asian operations reported higher sales than the prior year. In January 1996, the Company acquired the assets of Centron Corporation, a privately-held, Texas-based manufacturer of fiberglass pipe for oilfield applications. Looking forward, the Company expects exports from the United States will continue to increase, and sales in Europe will improve.

Concrete & Steel Pipe sales were $148.5 million in 1996, down slightly from the $153.2 million posted in 1995. During 1996, the Company completed work on several major water transmission pipelines in California, including the Coastal Aqueduct, the Eastside pipeline and the Los Vaqueros pipeline.Ameron continued to benefit from the strong demand for water-transmission piping throughout the western United States as water agencies expanded water storage and distribution systems. Total order backlog for this segment at November 30, 1996, was $60 million, compared to backlog of $97 million a year ago. Backlog subsequently increased significantly because of orders received during the first quarter of 1997. Considering these additional orders, the Company anticipates sales will improve for the coming year.

Construction & Allied Products sales totaled $101.8 million in 1996, versus $115.0 million in the prior year. The Company's construction products business in Hawaii reported substantially lower sales in 1996 compared to 1995. Construction spending in 1996 for large public and private building projects continued to decline in the Islands. Spending for residential construction declined as well. The Company anticipates that construction spending in the Islands will remain weak in the near term. Sales of the Company's Pole Products Division improved slightly over last year. The division further penetrated new markets in the Midwest and South with its prestressed concrete lighting and traffic poles. The Company expects continued sales growth in the Pole Products Division.

GROSS PROFIT

Gross profit in 1996 was $129.3 million or 26.0% of sales, an improvement over 1995 performance of $116.7 million or 24.2% of sales. The improved gross profit dollars and margin can be attributed mainly to the Company's Concrete & Steel Pipe operations. Strong demand for water transmission piping coupled with manufacturing cost reductions and improved productivity resulted in higher margins in this segment. In addition, margins in Protective Coatings increased as a result of lower raw material costs, improved manufacturing productivity and a favorable product mix.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses totaled $103.3 million in 1996 or 20.8% of sales, compared to $95.8 million or 19.9% of sales in 1995. The $7.5 million increase was attributable partly to the Centron and Devoe acquisitions and partly to increased provisions for doubtful accounts and pending claims. Selling, general and administrative expenses as a percent of sales increased because despite slightly lower sales from the concrete and steel pipe segment, expenses rose somewhat to maintain marketing and engineering support for expected future business activity.

Selling, general and administrative expenses include charges for environmental and legal claims. For a discussion on pending environmental and legal claims, refer to Note Fifteen, "Commitments and Contingencies." Given recorded reserves, the Company does not expect these matters to have a material adverse effect on the Company's present or future financial position or its results of operations.

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

OTHER INCOME

Other income includes equity in earnings of affiliated companies (see Note Two, "Other Income"). Equity in earnings of affiliated companies totaled $2.3 million, declining $1.5 million from the previous year. Tamco's sales improved in 1996, but net income was down slightly. Gifford-Hill-American, Inc., Bondstrand, Ltd. and Oasis-Ameron, Ltd. all reported improved earnings over the prior year. Ameron Saudi Arabia, Ltd. reported its second year of losses.

Other income also includes royalties and fees from affiliated companies and licensees, currency gains and losses, and other miscellaneous income. Royalty and fee income rose $1.3 million in 1996 over 1995 due to new protective coatings licensing agreements and improved results from existing fiberglass pipe and protective coatings licensees. Foreign currency losses of $.9 million were incurred by the Company's Colombian and European operations in 1995 as compared to gains of $.6 million realized in 1996. Miscellaneous income includes sublease and property rental income, which was lower than last year.

INTEREST

Interest expense was $11.1 million in 1996 compared to $11.7 million in 1995. The decrease was the result of lower borrowing levels during the second and third fiscal quarters of 1996.

PROVISION FOR INCOME TAXES

The Company's effective tax rate increased from 29.4% in 1995 to 35.0% in 1996. The higher effective rate was attributable to taxes accrued for unremitted earnings of certain affiliated companies.

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

The sales and earnings improvement over 1994 reflects a significant increase in concrete and steel pipe deliveries in California, as well as improved performance by the Fiberglass Pipe business segment. Net income in 1995 also benefited from improved performance at certain affiliated companies.

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

Protective Coatings sales were $130.5 million in 1995 compared to $134.2 million in 1994. Sales of protective coatings and product finishes in the U.S. increased over 1994 record sales. Ameron's product line based on proprietary PSX-Registered Trademark- technology continued to grow as an important component of its high-performance product sales. The primary product in that series, PSX 700, tripled sales in 1995 compared to 1994 and was among the segment's top five products in sales volume. Modest gains were made in key U.S. market segments, notably rail, marine and offshore. Sales in Europe, while adversely affected by the reduction in shipments to North Africa, showed improvements in core industrial segments in Western and Eastern Europe and in the Middle East.

Fiberglass Pipe sales improved to $82.8 million in 1995 versus $66.2 million in 1994. The increase in sales was attributed to strong oilfield, industrial, offshore and marine markets in Europe, Central Africa, the Middle East and the Pacific Rim. Sales in the U.S. declined during 1995.

Concrete & Steel Pipe sales totaled $153.2 million in 1995, compared to $101.6 million in 1994. The primary reason for the $51.6 million increase was the commencement of several major water transmission pipelines in California, including the Coastal Aqueduct, the Eastside pipeline and the Los Vaqueros pipeline, the largest concrete pipe contract in Ameron's history.

Construction & Allied Products sales totaled $115.0 million in 1995 compared to $115.6 million in 1994. The Pole Products business achieved significant growth in traffic signal, highway lighting and street lighting applications due to broader geographic coverage. The Company's Hawaiian operation, which is the largest supplier of ready-mix concrete on the Islands continued to experience a downturn in sales due to reduced construction spending in Hawaii.

GROSS PROFIT

Gross profit in 1995 totaled $116.7 million compared to $104.0 million in 1994. The improvement in gross profit was due mainly to the increase in sales volume in 1995, as discussed above. Gross profit as a percent of sales declined from 24.9% in 1994 to 24.2% in 1995. The decrease in margin resulted principally from a change in the product mix caused by higher sales of lower margin concrete and steel pipe, coupled with decreased margins due to higher raw material costs and competitive pricing in the Protective Coatings segment. This decline was offset partially by improved gross profit margins in the Company's other business segments as a result of improved pricing and higher capacity utilization.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses totaled $95.8 million in 1995 or 19.9% of sales, compared to $86.8 million or 20.8% of sales in 1994. The $9.0 million increase was attributable primarily to the substantial increase in business activity over 1994.

GAIN ON THE SALE OF ASSETS

The gain from the sale of assets in 1994 was realized principally from the divestiture of a wholly-owned non-strategic steel fabrication subsidiary in Colombia.

OTHER INCOME

Equity in earnings of affiliated companies recorded in 1995 totaled $3.8 million, an increase of $2.2 million from 1994. Two affiliates, Tamco, which operates a steel mini-mill in Southern California, and Bondstrand, Ltd., a fiberglass pipe manufacturer in Saudi Arabia, reported higher sales and earnings in 1995. Sales and earnings of the Company's concrete pipe producing affiliates, Gifford-Hill-American, Inc. in Texas and Ameron Saudi Arabia, Ltd. were lower in 1995 than in the previous year.

Royalty and fee income from affiliated companies and licensees declined in 1995 from the prior year as a result of lower sales by affiliated companies. Foreign currency losses were incurred by the Company's Colombian and European operations. Miscellaneous income included sublease and property rental income as well as other income from various sources.

INTEREST

Interest expense totaled $11.7 million in 1995, an increase of $.5 million from 1994 due to higher borrowing levels maintained throughout the year.

PROVISION FOR INCOME TAXES

The Company's effective tax rate declined from 40.3% in 1994 to 29.4% in 1995. The lower effective rate was attributable to a reduction of deemed dividends from foreign subsidiaries and improved availability of foreign tax credits on the Federal tax return.

                          CONSOLIDATED STATEMENTS OF INCOME

                                                       ---------  Year ended November 30
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)                1996           1995           1994
-----------------------------------------------------------------------------------------------
Sales                                                  $ 496,940      $ 481,405      $ 417,682
Cost of sales                                            367,677        364,674        313,707
                                                       ---------      ---------      ---------

Gross profit                                             129,263        116,731        103,975
Selling, general and administrative expenses             103,320         95,786         86,767
                                                       ---------      ---------      ---------

Operating profit                                          25,943         20,945         17,208
Gain from sale of assets                                     576            730          4,188
Other income                                               7,940          7,338          7,198
                                                       ---------      ---------      ---------

Income before interest and income taxes                   34,459         29,013         28,594
Interest income                                              382            344            684
Interest expense                                          11,134         11,715         11,191
                                                       ---------      ---------      ---------

Income before income taxes                                23,707         17,642         18,087
Provision for income taxes                                 8,297          5,190          7,297
                                                       ---------      ---------      ---------

Net income                                             $  15,410      $  12,452      $  10,790
                                                       ---------      ---------      ---------
                                                       ---------      ---------      ---------
Net income per share                                   $    3.87      $    3.15      $    2.75
                                                       ---------      ---------      ---------
                                                       ---------      ---------      ---------
                                                       ---------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                             CONSOLIDATED BALANCE SHEETS

                                                                         As of November 30
                                                                   ----------
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)                           1996             1995
------------------------------------------------------------------------------------------------
ASSETS
  Current assets
     Cash and cash equivalents                                      $  18,381       $   12,923
     Receivables, less allowance of $5,939 in
        1996 and $4,800 in 1995                                       105,534          105,019
     Inventories                                                       84,971           76,426
     Deferred income tax benefits                                       9,741            7,315
     Prepaid expenses and other                                         4,996            5,155
                                                                     ---------------------------
        Total current assets                                          223,623          206,838

  Investments, advances and equity in undistributed
     earnings of affiliated companies                                  33,722           36,197

  Property, plant and equipment
     Land                                                              33,780           22,068
     Buildings                                                         50,450           50,256
     Machinery and equipment                                          211,652          203,282
     Construction in progress                                           7,958            8,980
                                                                     ---------------------------
        Total property, plant and equipment at cost                   303,840          284,586
     Less accumulated depreciation                                   (178,153)        (170,470)
                                                                     ---------------------------
        Total property, plant and equipment, net                      125,687          114,116
  Intangible assets, net of accumulated amortization
     of $3,269 in 1996 and $2,902 in 1995                              12,061              637
  Other assets                                                         16,573           13,593
                                                                     ---------------------------
     Total assets                                                   $ 411,666       $  371,381
                                                                     ---------------------------
                                                                     ---------------------------
                                                                     ----------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.


                                                                         As of November 30
                                                                     ----------
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)                           1996             1995
------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities
     Short-term borrowings                                          $   1,242       $    1,718
     Current portion of long-term debt                                 17,753           17,803
     Trade payables                                                    36,715           32,219
     Accrued liabilities                                               41,102           37,427
     Income taxes                                                       4,953            3,213
                                                                     ---------------------------
        Total current liabilities                                     101,765           92,380
  Deferred income taxes                                                 2,727            4,040
  Long-term debt, less current portion                                112,598           91,565
  Other long-term liabilities                                          49,778           48,824
                                                                     ---------------------------
     Total liabilities                                                266,868          236,809
  Commitments and contingencies
  Stockholders' equity
     Common stock, par value $2.50 a share,
        authorized 12,000,000 shares,
        outstanding 3,985,112 shares in 1996 and
        3,956,497 shares in 1995, net of treasury shares               12,895           12,823
     Additional paid-in capital                                        16,212           15,322
     Retained earnings                                                157,321          146,987
     Cumulative foreign currency translation adjustments                1,149            2,219
     Less treasury stock (1,172,900 shares in 1996 and 1995),
       at cost                                                        (42,779)         (42,779)
                                                                     ---------------------------
        Total stockholders' equity                                    144,798          134,572
                                                                     ---------------------------
     Total liabilities and stockholders' equity                     $ 411,666        $ 371,381
                                                                     ---------------------------
                                                                     ---------------------------
                                                                     ----------


                        CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                       Year ended November 30
                                                                      ----------
(DOLLARS IN THOUSANDS)                                                   1996           1995           1994
---------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net income                                                          $  15,410      $  12,452      $  10,790
  Adjustments to reconcile net income to
     net cash provided by operating activities:
        Depreciation                                                     16,078         16,065         15,855
        Amortization                                                        367            161            140
        Provision (benefit) for deferred income taxes                    (3,460)          (822)         9,740
        Equity in earnings of affiliated companies                       (2,298)        (3,844)        (1,685)
        Dividends from affiliated companies                               4,152          6,186          1,755
        Gain from sale of assets                                           (576)          (730)        (4,188)
        Stock contributed to employee benefit plan                          186            681            967
        Other, net                                                          698           (537)          (479)
  Other changes in operating assets and liabilities,
     excluding business acquisitions:
        (Increase) decrease in receivables                                2,405         (8,483)       (17,109)
        Increase in inventories                                            (667)        (4,182)        (9,383)
        (Increase) decrease in other current assets                      (2,211)        (3,274)         3,374
        Increase in long-term assets                                       (536)          (440)        (2,530)
        Increase (decrease) in trade payables,
           accrued liabilities and income taxes                          10,415         (2,511)        (9,899)
        Increase in long-term liabilities                                 4,616          9,445          6,184
                                                                       ----------------------------------------
     Net cash provided by operating activities                           44,579         20,167          3,532
                                                                       ----------------------------------------
INVESTING ACTIVITIES
  Proceeds from sale of assets                                            1,371          1,126          4,688
  Additions to property, plant and equipment                            (25,227)       (16,154)       (14,934)
  Business acquisitions                                                 (29,032)            --             --
  Investment in life insurance policies                                  (2,995)        (1,452)        (2,872)
  Other                                                                      --             --           (420)
                                                                       ----------------------------------------
     Net cash used in investing activities                              (55,883)       (16,480)       (13,538)
                                                                       ----------------------------------------
FINANCING ACTIVITIES
  Net change in debt with maturities of
     three months or less                                                  (471)        (1,061)           395
  Issuance of debt                                                       65,022         15,897         13,041
  Repayment of debt                                                     (43,277)        (9,849)        (5,953)
  Dividends on common stock                                              (5,076)        (5,051)        (5,016)
  Issuance of common stock                                                  776             34            401
                                                                       ----------------------------------------
     Net cash provided by (used in) financing activities                 16,974            (30)         2,868
                                                                       ----------------------------------------
  Effect of exchange rate changes on cash
     and cash equivalents                                                  (212)           236            430
                                                                       ----------------------------------------
     Net change in cash and cash equivalents                              5,458          3,893         (6,708)
  Cash and cash equivalents at beginning of year                         12,923          9,030         15,738
                                                                       ----------------------------------------
  Cash and cash equivalents at end of year                            $  18,381      $  12,923       $  9,030
                                                                       ----------------------------------------
                                                                       ----------------------------------------
                                                                       ----------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                           Common Stock
                                                     ------------------------
                                                          Shares                    Additional       Retained
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)         Outstanding      Amount   Paid-in Capital       Earnings          Other
------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1993                             3,886,465   $  12,648         $  13,414     $  133,812        $(1,581)
  Net income -- 1994                                                                                   10,790
  Exercise of stock options and issuance of stock
     to employee savings plan                             49,246         124             1,244
  Dividends on common stock of $1.28 a share                                                           (5,016)
  Foreign currency translation adjustments                                                                             1,431
  Minimum pension liability adjustment                                                                                   720
                                                       -----------------------------------------------------------------------
Balance, November 30, 1994                             3,935,711      12,772            14,658        139,586            570
  Net income -- 1995                                                                                   12,452
  Exercise of stock options and issuance of stock
     to employee savings plan                             20,786          51               664
  Dividends on common stock of $1.28 a share                                                           (5,051)
  Foreign currency translation adjustments                                                                             1,649
                                                       -----------------------------------------------------------------------
Balance, November 30, 1995                             3,956,497      12,823            15,322        146,987          2,219
  Net income -- 1996                                                                                   15,410
  Exercise of stock options and issuance of stock
     to employee savings plan                             28,615          72               890
  Dividends on common stock of $1.28 a share                                                           (5,076)
  Foreign currency translation adjustments                                                                            (1,070)
                                                       -----------------------------------------------------------------------
Balance, November 30, 1996                             3,985,112   $  12,895         $  16,212     $  157,321       $  1,149
                                                       -----------------------------------------------------------------------
                                                       -----------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE ONE: SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Ameron International Corporation and all wholly-owned subsidiaries (the Company). All material intercompany accounts and transactions have been eliminated.

RECLASSIFICATIONS

Certain prior year balances have been reclassified to conform with the current year presentation.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

Revenue from sales of protective coatings, fiberglass pipe, construction products and certain other products is recorded at the time the goods are shipped or when title passes. Revenue from sales of concrete and steel pipe is recorded at the time the pipe is inspected and accepted by the customer.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are expensed as incurred. Such costs were approximately $4,400,000 in 1996, $4,300,000 in 1995 and $4,700,000
in 1994.

ENVIRONMENTAL CLEAN-UP COSTS

The Company expenses environmental clean-up costs related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. The Company determines its liability on a site by site basis and records a liability at the time when it is probable and can be reasonably estimated. The estimated liability of the Company is not discounted or reduced for possible recoveries from insurance carriers.

INCOME TAXES

In December 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes."
The adoption of this Statement changes the Company's method of accounting for income taxes from the deferred method (Accounting Principles Board Opinion
(APBO) No. 11) to an asset and liability approach. Previously the Company deferred the past tax effects of timing differences between financial reporting and taxable income. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

NET INCOME PER SHARE

Net income per share is computed on the basis of the weighted average number of common shares outstanding each year, plus common stock equivalents related to dilutive stock options. The number of shares used in the computation of per share data was 3,982,006 in 1996, 3,954,544 in 1995 and 3,924,456 in 1994.

CASH AND CASH EQUIVALENTS

Cash equivalents include time deposits with maturities of three months or less when purchased.

INVENTORY VALUATION

Inventories are valued at the lower of cost or market. Cost is principally determined by either the first-in, first-out or average cost methods. Such cost includes raw materials, direct labor and manufacturing overhead. Certain steel inventories are valued using the last-in, first-out cost method.

EQUITY METHOD OF ACCOUNTING

Investments in significant 30- to 50-percent-owned affiliates are accounted for by the equity method of accounting, whereby the investment is carried at cost of acquisition, plus the Company's equity in undistributed earnings or losses since acquisition. Reserves are provided where management determines that the investment or equity in earnings is not realizable.

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

DEPRECIATION METHOD

Depreciation is computed principally using the straight-line method based on estimated useful lives of the assets. Annual rates of depreciation are as follows:

                                   Percentage of Cost
--------------------------------------------------------
Buildings                              2.50 - 10.00
Machinery and equipment
   Autos, trucks and trailers          6.67 - 50.00
   Cranes and tractors                10.00 - 15.00
   Manufacturing equipment             6.67 - 33.33
   Other                               5.00 - 66.67

AMORTIZATION OF INTANGIBLES

Goodwill and other intangible assets are amortized on a straight-line basis over periods ranging up to 40 years.

SELF INSURANCE

The Company utilizes third-party insurance subject to varying retention levels or self insurance. Such self insurance relates to losses and liabilities primarily associated with workers' compensation claims and general, product and vehicle liability. Losses are accrued based upon the Company's estimates of the aggregate liability for claims incurred using certain actuarial assumptions followed in the insurance industry and based on Company experience.

FOREIGN CURRENCY TRANSLATION

The functional currency for the majority of the Company's foreign operations is the applicable local currency. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The resulting translation adjustments are recorded as a component of shareholders' equity. Gains or losses resulting from foreign currency transactions are included in other income.

PENDING ACCOUNTING CHANGES

In March 1995, the Financial Accounting Standards Board issued SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Statement must be adopted by the Company no later than the fiscal year ending November 30, 1997. The Company does not expect implementation of this statement to have a material effect on its financial position or its results of operations.

In November 1995, the Financial Accounting Standards Board issued SFAS No. 123 "Accounting for Stock-Based Compensation." This new standard encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options, and other equity instruments based on a fair-value method of accounting.

Companies that do not choose to adopt the new expense recognition rules of SFAS No. 123 will continue to apply the existing accounting rules contained in APBO No. 25, but will be required to provide pro forma disclosures of the compensation expense determined under the fair-value provisions of SFAS No. 123, if material. APBO No. 25 requires no recognition of compensation expense for most of the stock-based compensation arrangements provided by the Company, namely, option grants where the exercise price is equal to the market price at the date of grant.

The Company is required to adopt either the recognition or the disclosure provisions of SFAS No. 123 no later than the fiscal year ending November 30, 1997. The Company expects to continue to follow the accounting provisions of APBO No. 25 for stock-based compensation and to furnish the pro forma disclosures required under SFAS No. 123, if material.

CASH FLOW INFORMATION
(IN THOUSANDS)                                 1996         1995         1994
--------------------------------------------------------------------------------
Interest paid                              $  9,545     $  9,849    $  10,365
Income taxes paid, net                     $  9,010     $  2,448    $   1,581

NOTE TWO: OTHER INCOME

Other income for the years ended November 30 included the following:

(IN THOUSANDS)                                 1996         1995         1994
--------------------------------------------------------------------------------
Royalties and fees from affiliated
  companies and licensees                  $  4,557     $  3,297     $  4,018
Equity in earnings of
  affiliated companies                        2,298        3,844        1,685
Foreign currency gain (loss)                    558         (928)        (205)
Miscellaneous                                   527        1,125        1,700
                                            ------------------------------------
                                           $  7,940     $  7,338     $  7,198
                                            ------------------------------------
                                            ------------------------------------

The Company provides technical services and receives fees, royalties and other income from several of its affiliates and licensees, which are included above.

NOTE THREE: CASH AND CASH EQUIVALENTS

At November 30, 1996, the Company had approximately $3,978,000 invested in time deposits. The Company had no cash equivalents at November 30, 1995. The carrying value of cash and cash equivalents approximates their fair value.

NOTE FOUR: RECEIVABLES

Receivables at November 30, were as follows:

(IN THOUSANDS)                                            1996           1995
--------------------------------------------------------------------------------
Trade                                               $  102,683     $  101,732
Affiliated companies                                     2,205          1,533
Dividends from affiliated companies                      1,138            550
Other                                                    5,447          6,004
Reserve                                                 (5,939)        (4,800)
                                                     ---------------------------
                                                    $  105,534     $  105,019
                                                     ---------------------------
                                                     ---------------------------

NOTE FIVE: INVENTORIES

Inventories at November 30 were as follows:

(IN THOUSANDS)                                            1996           1995
--------------------------------------------------------------------------------
Finished products                                   $   44,577      $  32,210
Products in process                                     17,467         26,128
Materials and supplies                                  22,927         18,088
                                                     ---------------------------
                                                    $   84,971      $  76,426
                                                     ---------------------------
                                                     ---------------------------

Certain steel inventories are valued using the last-in, first-out cost method. These items comprised 10.1% and 8.7% of consolidated inventories at November 30, 1996 and 1995, respectively. If such inventories had been valued using the first-in, first-out cost method, total inventories would have increased by $1,597,000 and $2,469,000 at November 30, 1996 and 1995, respectively.

NOTE SIX: AFFILIATED COMPANIES

The Company's principal investments, which have been accounted for by the equity method, are summarized as follows:

                                                                    Ownership
Products                          Affiliate                          Interest
--------------------------------------------------------------------------------
Concrete pipe products            Gifford-Hill-American, Inc.             50%
                                  Ameron Saudi Arabia, Ltd.               30%
Steel products                    Tamco                                   50%
Other                             Bondstrand, Ltd.                        40%
                                  Oasis-Ameron, Ltd.                      40%

Investments in affiliated companies and the amount of undistributed retained earnings included in the Company's consolidated retained earnings at November 30 were as follows:

                                  Concrete
                                      pipe        Steel
(IN THOUSANDS)                    products     products       Other      Total
--------------------------------------------------------------------------------
INVESTMENT, NOVEMBER 30, 1996
   COST                          $   6,194     $  8,482    $  3,706  $  18,382
   ACCUMULATED EQUITY IN
    UNDISTRIBUTED EARNINGS          13,175        9,918       1,842     24,935
   RESERVES                         (7,145)      (2,450)         --     (9,595)
                                  ----------------------------------------------
                                 $  12,224     $ 15,950    $  5,548  $  33,722
                                  ----------------------------------------------
                                  ----------------------------------------------
Investment, November 30, 1995
   Cost                          $   6,194     $  8,482    $  3,706  $  18,382
   Accumulated equity in
    undistributed earnings          15,258        9,335       2,581     27,174
   Reserves                         (8,116)      (1,042)       (201)    (9,359)
                                  ----------------------------------------------
                                 $  13,336     $ 16,775    $  6,086  $  36,197
                                  ----------------------------------------------
                                  ----------------------------------------------

The Company has provided income taxes on the undistributed earnings of its affiliated companies.

Summarized and combined financial information for affiliates in the concrete pipe products business follows:

Financial Condition
(IN THOUSANDS)                                            1996           1995
--------------------------------------------------------------------------------
Current assets                                       $  61,483     $   63,360
Noncurrent assets                                       37,178         39,604
                                                      --------------------------
                                                     $  98,661     $  102,964
                                                      --------------------------
                                                      --------------------------

Current liabilities                                  $  38,993     $   35,554
Noncurrent liabilities                                   3,191          7,303
Stockholders' equity                                    56,477         60,107
                                                      --------------------------
                                                     $  98,661     $  102,964
                                                      --------------------------
                                                      --------------------------


Results of Operations
(IN THOUSANDS)                              1996         1995            1994
--------------------------------------------------------------------------------
Net sales                              $  38,753    $  41,861       $  80,230
                                        ----------------------------------------
                                        ----------------------------------------
Gross profit                           $   8,987    $   8,087       $  23,715
                                        ----------------------------------------
                                        ----------------------------------------
Net income (loss)                      $  (2,397)   $  (1,924)      $   5,688
                                        ----------------------------------------
                                        ----------------------------------------

The Company's investment in Gifford-Hill-American, Inc., which manufactures concrete pressure pipe, was recorded based on audited financial statements as of June 30, 1996 and unaudited financial statements as of October 31, 1996.

The Company's investments in Ameron Saudi Arabia, Ltd., Bondstrand, Ltd. and Oasis-Ameron, Ltd. were recorded based on audited financial statements as of December 31, 1995 and unaudited financial statements as of September 30, 1996. The investment in Tamco was based on audited financial statements as of November 30, 1996.

Summarized and combined financial information for Tamco, Bondstrand, Ltd. and Oasis-Ameron, Ltd. follows:

Financial Condition
(IN THOUSANDS)                                            1996           1995
--------------------------------------------------------------------------------
Current assets                                       $  65,877      $  65,392
Noncurrent assets                                       30,525         27,787
                                                      --------------------------
                                                     $  96,402      $  93,179
                                                      --------------------------
                                                      --------------------------

Current liabilities                                  $  38,700      $  36,718
Noncurrent liabilities                                   3,607          3,588
Stockholders' equity                                    54,095         52,873
                                                      --------------------------
                                                     $  96,402      $  93,179
                                                      --------------------------
                                                      --------------------------


Results of Operations
(IN THOUSANDS)                               1996         1995           1994
--------------------------------------------------------------------------------
Net sales                              $  150,116   $  140,568     $  136,790
                                        ----------------------------------------
                                        ----------------------------------------
Gross profit                           $   26,711   $   26,387     $   17,637
                                        ----------------------------------------
                                        ----------------------------------------
Net income                             $    8,432   $    7,870     $    3,886
                                        ----------------------------------------
                                        ----------------------------------------

The amount of investments and accumulated equity in the undistributed earnings in the Middle Eastern affiliates was approximately $17,000,000 and $18,000,000 at November 30, 1996 and 1995, respectively.

Sales and technical services provided by the Company to affiliates in the Middle East totaled approximately $1,200,000 in 1996, $1,700,000 in 1995 and $3,500,000
in 1994, and related receivables aggregated approximately $900,000 at November 30, 1996 and $1,300,000 at November 30, 1995.

NOTE SEVEN: SALES OF ASSETS

During 1994, the Company completed the sale of a non-strategic steel fabrication subsidiary in Colombia. This sale resulted in an after tax gain of $1.8 million or $.46 per share, for the year.

NOTE EIGHT: BUSINESS ACQUISITIONS

On January 8, 1996, the Company acquired for cash substantially all the assets of Centron Corporation (Centron). Centron, located in Mineral Wells, Texas is a manufacturer of fiberglass pipe for the worldwide oilfield market. The acquisition was accounted for as a purchase and Centron's results of operations have been included in the Company's consolidated financial statements since January 1996.

During the fourth quarter of fiscal 1996, the Company acquired for cash the worldwide Devoe marine coatings business of Imperial Chemical Industries, PLC
(ICI). The acquisition was accounted for as a purchase and its results of operations were included in the Company's consolidated financial statements beginning in the fourth quarter of fiscal 1996. The Company will manufacture and sell Devoe coatings in various marine, offshore and industrial maintenance markets.

The above acquisitions were completed for a total of $29,032,000. The excess of the purchase price over the fair values of the assets acquired was $7,613,000 and was recorded as goodwill, which is being amortized on a straight-line basis over a period not to exceed 40 years.

SUBSEQUENT EVENT (UNAUDITED)

On February 7, 1997, the Company signed an agreement to acquire the maintenance coatings business of The Valspar Corporation; Valspar agreed, in turn, to acquire Ameron's product finishes business. The Valspar maintenance coatings business had sales of approximately $18 million in 1996, and the Ameron product finishes business had sales of $16 million.

NOTE NINE: ACCRUED LIABILITIES

Accrued liabilities at November 30, were as follows:

(IN THOUSANDS)                                            1996           1995
--------------------------------------------------------------------------------
Compensation and benefits                            $  12,653      $  12,998
Self-insurance reserves                                  6,317          5,874
Reserves for pending claims and litigation               5,188          3,086
Interest                                                 3,753          1,426
Commissions and royalties                                2,927          2,947
Taxes (other than income taxes)                          2,816          3,705
Other                                                    7,448          7,391
                                                      --------------------------
                                                     $  41,102      $  37,427
                                                      --------------------------
                                                      --------------------------

NOTE TEN: EMPLOYEE BENEFIT PLANS

The Company has a qualified, defined benefit, noncontributory pension plan for employees not covered by union pension plans, which is accounted for in accordance with SFAS No. 87. Benefits paid to retirees are based upon age at retirement, years of credited service and average compensation or negotiated benefit rates. The Company's funding policy is to make contributions to the plan sufficient to meet the minimum funding requirements of applicable laws and regulations, plus such additional amounts, if any, as the Company deems appropriate based on actuarial consultants' recommendations.

Assets of the defined benefit plan are invested in a directed trust. Assets in the trust are invested in equity securities of corporations (including $4,781,000 of the Company's common stock at November 30, 1996), U.S. government obligations, derivative securities, corporate bonds and money market funds.

The Company has a supplemental non-qualified, non-funded retirement plan, for which the Company has purchased cost recovery life insurance on the lives of the participants. The Company is the sole owner and beneficiary of such policies. The amount of the coverage is designed to provide sufficient revenues to cover all costs of the plan if assumptions made as to mortality experience, policy earnings and other factors are realized. On November 30, 1996 and 1995, the cash surrender value of these policies was $4,871,000 and $3,775,000, respectively.

Net periodic pension cost for the years ended November 30 consists of the following:

(IN THOUSANDS)                               1996         1995           1994
--------------------------------------------------------------------------------
Service cost:
  Defined benefit plan                 $    1,953   $    1,822     $    2,111
  Supplemental plan                           217           26             25
Interest cost:
  Defined benefit plan                      8,292        8,333          7,663
  Supplemental plan                           250          213            186
Return on plan assets                     (14,996)     (17,466)           508
Net (amortization) deferral:
  Defined benefit plan                      4,560        7,860         (9,701)
  Supplemental plan                           346          273            268
                                        ----------------------------------------
Net periodic pension cost              $      622   $    1,061     $    1,060
                                        ----------------------------------------
                                        ----------------------------------------

The following table sets forth the funding status of the qualified, defined benefit plan and the amount recognized in the Company's balance sheet at November 30:

(IN THOUSANDS)                                          1996             1995
--------------------------------------------------------------------------------
Actuarial present value of:
  Vested benefit obligation                         $ 103,724      $ 104,666
  Non-vested benefits                                     522            738
                                                     ---------------------------
Accumulated benefit obligation                        104,246        105,404
Effect of salary increases                              7,722          8,669
                                                     ---------------------------
Actuarial present value of
  projected benefit obligation                        111,968        114,073
Less plan assets at market value                      122,571        115,204
                                                     ---------------------------
Plan assets in excess of
  projected benefit obligation                        (10,603)        (1,131)
Unrecognized asset                                     15,477          6,196
                                                     ---------------------------
Accrued pension cost in
  consolidated balance sheets                       $   4,874     $    5,065
                                                     ---------------------------
                                                     ---------------------------

The following table sets forth the status of the supplemental plan as of November 30:

(IN THOUSANDS)                                            1996           1995
--------------------------------------------------------------------------------
Actuarial present value of:
  Vested benefit obligation                         $    3,007     $    2,618
  Non-vested benefits                                        3              3
                                                     ---------------------------
Accumulated benefit obligation                           3,010          2,621
Effect of salary increases                                 548            259
                                                     ---------------------------
Actuarial present value of projected
  benefit obligation                                     3,558          2,880
Unrecognized obligation                                   (841)          (729)
Unrecognized net loss                                      (73)          (135)
                                                     ---------------------------
Accrued pension cost in consolidated
  balance sheets                                    $    2,644     $    2,016
                                                     ---------------------------
                                                     ---------------------------

The 1996 actuarial computations for both the qualified, defined benefit plan and the supplemental plan assumed a discount rate of 8.0% and annual salary increases of 5.5%. The qualified, defined benefit plan assumed an expected long-term rate of return of 9.75%.

Approximately 19% of the Company's employees are covered by union sponsored, collectively bargained, multi-employer pension plans. The Company contributed and charged to expense $2,600,000, $2,700,000 and $2,400,000 in 1996, 1995 and
1994, respectively. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of hours worked. Information from the plans' administrators is not available to permit the Company to determine its share of unfunded vested benefits, if any. The Company has no intention of withdrawing from any of these plans, nor is there any intention to terminate such plans.

The Company has a deferred compensation plan providing key executives with the opportunity to participate in an unfunded, deferred compensation program. Under the program, participants may defer base compensation and bonuses and earn interest on their deferred amounts. The program is not qualified under Section 401 of the Internal Revenue Code. The total of participant deferrals, which is reflected in long-term liabilities was $4,668,000 at November 30, 1996 and $3,911,000 at November 30, 1995. The expense for this plan was $5,000 in 1996, $346,000 in 1995 and $136,000 in 1994.

The Company has a life insurance plan wherein eligible executives are provided with life insurance protection based upon three times base salary. Upon retirement, the executive is provided with life insurance protection based upon final base salary. Benefits may be paid as a lump sum or as an annual income to the identified survivor over ten years. The (income) expense for this plan was $(88,000) in 1996, $46,000 in 1995 and $60,000 in 1994.

In connection with the above two plans, whole life insurance contracts were purchased on the related participants. At November 30, 1996 and 1995, the cash surrender value of these policies was $7,581,000 and $5,682,000, respectively, net of loans of $2,043,000.

The Company provides to certain employees a savings plan under Section 401(k) of the Internal Revenue Code. The savings plan allows for deferral of income up to a certain percentage through contributions to the plan, and, within certain restrictions, Company matching contributions are in the form of cash. In 1996, contributions were in the form of the Company's common stock and cash. In 1995 and 1994, matching contributions were solely in the form of the Company's common stock. In 1996, 1995 and 1994, the Company recorded expenses for matching contributions of $433,000, $681,000 and $967,000, respectively, while 4,840 and 19,761 and 25,996 shares of common stock were issued by the Company to the savings plan.

In December 1994, the Company adopted SFAS No. 112 "Employers' Accounting for Postemployment Benefits -- An Amendment of FASB Statements No. 5 and 43." This statement requires employers to recognize obligations to provide postemployment benefits if certain criteria are met. Implementation of this statement did not have a material effect on the Company's financial position or its results of operations.

NOTE ELEVEN: INCOME TAXES

The provision for income taxes for the years ended November 30 included the following:

(IN THOUSANDS)                               1996         1995           1994
--------------------------------------------------------------------------------
Current
  Federal                                $  8,366     $  2,833      $  (3,730)
  Foreign                                   1,730        2,516          1,287
  State                                     1,661          663             --
                                          --------------------------------------
                                           11,757        6,012         (2,443)
Deferred
  Federal                                  (2,801)        (993)         8,892
  Foreign                                     (46)         396           (157)
  State                                      (613)        (225)         1,005
                                          --------------------------------------
                                           (3,460)        (822)         9,740
                                          --------------------------------------
                                         $  8,297     $  5,190       $  7,297
                                          --------------------------------------
                                          --------------------------------------

The principal types of timing differences and the tax effect of each, which give rise to the deferred tax provision (benefit), for the years ended November 30 follow:

(IN THOUSANDS)                               1996         1995           1994
--------------------------------------------------------------------------------
Accelerated depreciation                 $     (6)     $  (377)      $   (150)
Change in nondeductable reserves           (3,801)      (2,310)         8,799
Write down of fixed assets                   (410)          --             --
Federal alternative minimum tax
  and State loss carryforwards                 32        1,379           (314)
Unremitted earnings of certain
  affiliated companies                        954           --             --
Equity in earnings of
  affiliated companies                       (343)         250            326
Other, net                                    114          236          1,079
                                          --------------------------------------
                                         $ (3,460)     $  (822)      $  9,740
                                          --------------------------------------
                                          --------------------------------------

Deferred tax assets (liabilities) are comprised of the following as of November 30:

(IN THOUSANDS)                                          1996             1995
--------------------------------------------------------------------------------
Non-current deferred taxes
  Self insurance/claims reserves                      $  7,993       $  8,242
  Investments                                           (2,234)        (2,675)
  Employee benefits                                      9,352          8,399
  Fixed assets                                         (20,437)       (20,577)
  Federal and State tax credit and
    loss carryforwards                                   2,347          2,347
  Other                                                    252            224
                                                       -------------------------
Net non-current deferred liability                      (2,727)        (4,040)
Current deferred taxes
  Self-insurance/claims reserves                         1,442          1,309
  Employee benefits                                      2,497          1,685
  Accounts receivable                                    2,937          1,481
  Inventory                                              2,935          2,728
  Other                                                    (70)           112
                                                       -------------------------
Net current deferred asset                               9,741          7,315
                                                       -------------------------
Net deferred taxes                                    $  7,014       $  3,275
                                                       -------------------------
                                                       -------------------------

The tax provision represents effective tax rates of 35.0%, 29.4% and 40.3% of pretax income for the years ended November 30, 1996, 1995 and 1994, respectively. A reconciliation of income taxes provided at the effective income tax rate and the amount computed at the federal statutory income tax rate of 35% for the years ended November 30, 1996, 1995 and 1994 follows:

(IN THOUSANDS)                               1996         1995           1994
--------------------------------------------------------------------------------
Domestic pretax income                   $ 17,534    $  12,771      $  15,475
Foreign pretax income                       6,173        4,871          2,612
                                          --------------------------------------
                                         $ 23,707    $  17,642      $  18,087
                                          --------------------------------------
                                          --------------------------------------

Taxes at federal statutory rate          $  8,297     $  6,175      $   6,330
State taxes (net of federal tax benefit)      681          285            653
Foreign losses with no federal benefit         11          630            199
Percentage depletion                         (484)        (512)          (457)
Foreign branch/withholding taxes              (20)         226            481
Unremitted earnings of certain
  affiliated companies                        954           --             --
Equity in earnings of
  affiliated companies                       (948)      (1,096)          (246)
Other, net                                   (194)        (518)           337
                                          --------------------------------------
                                         $  8,297     $  5,190       $  7,297
                                          --------------------------------------
                                          --------------------------------------

The Internal Revenue Service completed the examination of the Company's 1990 through 1992 Federal income tax returns, and issued an assessment. The Company agreed and paid the tax on a portion of the assessment, and filed an appeal with respect to the portion that is in dispute. The Company also has an appeal pending with respect to a portion of the Internal Revenue Service audit assessment relating to the Company's 1987 through 1989 Federal income tax returns. The resolution of these matters are not expected to have a material effect on the Company's financial position or its results of operations.

NOTE TWELVE: DEBT

Short-term borrowings consist of loans payable to banks by foreign subsidiaries totaling $1,242,000 and $1,718,000 as of November 30, 1996, and 1995,
respectively. The average interest rate on these loans was approximately 9.1 % in 1996 and 16.9% in 1995. The high interest rate in 1995 was related to borrowings by the Company's Colombian subsidiary.

Domestically, the Company has uncommitted, short-term, bank credit lines totaling $18,000,000 with interest at various money market rates.

Long-term debt as of November 30, consisted of the following:

(IN THOUSANDS)                                          1996             1995
--------------------------------------------------------------------------------
Fixed-rate unsecured notes payable:
  8.63%, payable in annual principal
     installments of $5,000                           $ 10,000      $  15,000
  9.79%, payable in annual principal
     installments of $12,000                            48,000         60,000
  7.92%, payable in annual principal
     installments of $8,333,
     commencing in 2001                                 50,000             --
Variable-rate industrial development bonds,
  payable in 2016 (3.65% at November 30, 1996)           7,200             --
Variable-rate unsecured bank
  revolving  credit facilities
   (3.78% at November 30, 1996)                         11,009         29,148
Variable-rate unsecured bank loan,
  with annual principal
  installments of approximately $753
   (3.51% at November 30, 1996)                          4,142          5,220
                                                       -------------------------
                                                       130,351        109,368
Less current portion                                    17,753         17,803
                                                       -------------------------
                                                      $112,598      $  91,565
                                                       -------------------------
                                                       -------------------------

The Company maintains a $75,000,000 revolving credit facility with five banks. The Company may at its option borrow at interest rates based on specified margins over money market rates, at any time until June 1999 when all borrowings under the facility must be repaid. At November 30, 1996 no amount was borrowed under this facility.

Additionally, a consolidated subsidiary maintains revolving credit facilities with three banks. The subsidiary may at its option borrow in various currencies, at interest rates based on specified margins over money market rates. The subsidiary is able to borrow up to the equivalent of $8,000,000 at any time through October 2001 under one facility, and $4,000,000 through August 1998 under a second facility. A third arrangement permits borrowings up to $7,000,000; this availability declines by $695,000 semi-annually. At November 30, 1996, $11,009,000 was borrowed under these bank facilities.

Future payments due on long-term debt total $17,753,000 in 1997, $19,375,000 in 1998, $14,143,000 in 1999, $14,143,000 in 2000, and $15,693,000 in 2001.

The lending agreements contain various restrictive covenants including the requirement to maintain specified amounts of working capital and net worth, and restrictions on cash dividends, borrowings, liens, investments and guarantees. Under the most restrictive provisions of the Company's lending agreements, approximately $8,300,000 of retained earnings was not restricted at November 30, 1996, as to the declaration of cash dividends and the repurchase of Company stock. At November 30, 1996, the Company was in compliance with all covenants.

Certain note agreements contain provisions regarding the Company's ability to grant security interests or liens in association with other debt instruments. If the Company grants such a security interest or lien, then such notes will be secured equally and ratably as long as such other debt shall be secured.

The following disclosure of the estimated fair value of the Company's debt is made in accordance with the requirements of SFAS No. 107 "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required to develop the estimates of fair value, thus the estimates provided herein are not necessarily indicative of the amounts that could be realized in a current market exchange.

                                     November 30, 1996
                                   ----------------------
                                  Carrying          Fair
(IN THOUSANDS)                     Amount          Value
---------------------------------------------------------
Short-term borrowings             $  1,242     $   1,242
Fixed-rate long-term debt          108,000       113,336
Variable-rate long-term debt        22,351        22,351

The carrying values of short-term and variable-rate long-term debt are a reasonable estimate of their fair value. The estimated fair value of the Company's fixed-rate long-term debt is based on U.S. government notes plus an estimated spread at November 30, 1996 for similar securities with similar remaining maturities.

NOTE THIRTEEN: LEASE COMMITMENTS

Rental expense under long-term operating leases of property, vehicles and other equipment was $7,201,000 in 1996, $7,225,000 in 1995 and $6,532,000 in 1994. At
November 30, 1996, future rental commitments under these leases totaled $49,311,000. Future rental commitments are payable as follows:

                      Year ending
(IN THOUSANDS)        November 30           Amount
----------------------------------------------------
                             1997        $   6,940
                             1998            4,908
                             1999            4,694
                             2000            3,987
                             2001            3,391
                    2002 - Beyond           25,391
                                         ----------
                                         $  49,311
                                         ----------
                                         ----------

Minimum payments for leases have not been reduced by minimum noncancelable sublease rentals aggregating $4,421,000 for operating leases.

NOTE FOURTEEN: OTHER LONG-TERM LIABILITIES

Other long-term liabilities at November 30 were as follows:

(IN THOUSANDS)                                   1996           1995
--------------------------------------------------------------------------------
Reserves for pending claims and litigation  $  14,927      $  13,788
Compensation and benefits                      14,693         12,275
Interest and self-insurance reserves           10,289          9,814
Other                                           9,869         12,947
                                             ------------------------
                                            $  49,778      $  48,824
                                             ------------------------
                                             ------------------------

NOTE FIFTEEN: COMMITMENTS AND CONTINGENCIES

An action was filed in 1992 in the U.S. District for the District of Arizona by the Central Arizona Water Conservation District ("CAWCD") seeking damages against several parties, including the Company and the Company's customer, Peter Kiewit Sons' Company ("Kiewit"), in connection with six prestressed concrete pipe siphons furnished and installed in the 1970's as part of the Central Arizona Project ("CAP"), a federal project to bring water from the Colorado River to Arizona. The CAWCD also filed separate actions against the U.S. Bureau of Reclamation ("USBR") in the U.S. Court of Claims and with the Arizona Projects Office of the USBR in connection with the CAP siphons. The CAWCD alleged that the six CAP siphons were defective and that the USBR and the defendants in the U.S. District Court action were liable for the repair or replacement of those siphons at a claimed estimated cost of $146.7 million. On September 14, 1994, the U.S. District Court granted the Company's motion to dismiss the CAWCD action and entered judgment against the CAWCD and in favor of the Company and its co-defendants. CAWCD has filed a notice of appeal with the Ninth Circuit Court of Appeals.

Separately, on September 28, 1995, the Contracting Officer for the USBR issued a final decision claiming for the USBR approximately $40 million in damages against Kiewit, based in part on the Contracting Officer's finding that the siphons supplied by the Company were defective. That claim amount is considered by the Company to be duplicative of the damages sought by the CAWCD for the repair or replacement of the siphons in its aforementioned action in the U.S. District for the District of Arizona. The Contracting Officer's final decision has been appealed by Kiewit to the U.S. Department of the Interior Board of Contract Appeals ("IBCA"). The Company is actively cooperating with, and assisting Kiewit in the administrative appeal of that final decision before the IBCA.

The Company internally, as well as through independent third party consultants, has conducted engineering analysis regarding the allegations that the CAP siphons were defective and believes that the siphons were manufactured in accordance with the project specifications and other contract requirements, and therefore it is not liable for any claims relating to the siphons, whether by the CAWCD or by the USBR. The Company has recorded provisions deemed adequate by the Company to permit it to continue to vigorously defend its position in this matter. The Company believes that it has meritorious defenses to these actions and that resultant liability, if any, should not have a material adverse effect on the financial position of the Company or its results of operations.

In July 1992, the Company was served with a complaint in an action brought by the City and County of San Francisco in Superior Court of the State of California against the Company and two co-defendants, in connection with a pipeline referred to as San Andreas Pipeline No. 3, a water transmission pipeline, which was installed between 1980 and 1982. The Company furnished the pipe used in that pipeline. The amounts claimed by plaintiff were substantial. In June of 1996, a settlement of this litigation was reached by the Company. The terms of this settlement were considered by management to be favorable to the Company, and did not have a material effect on the Company's financial position or its results of operations.

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

At November 30, 1996, the Company had reserves of $10,535,000 for potential environmental liabilities and $9,580,000 associated with product liability and other legal claims.

NOTE SIXTEEN: CAPITAL STOCK

The certificate of incorporation in Delaware authorizes 12,000,000 shares of $2.50 par value common stock, 1,000,000 shares of $1.00 par value preferred stock and 100,000 shares of $1.00 par value series A junior participating cumulative preferred stock. The preferred stock may be issued in series, with the rights and preferences of each series to be established by the Board of Directors. As of November 30, 1996, the Company had no shares of preferred stock or series A junior participating cumulative preferred stock outstanding.

The Company has a Stockholders' Rights Agreement, which entitles stockholders to purchase common stock if a party acquires 15% or more of the Company's common shares or announces a tender offer for at least 15% of its common shares outstanding.

NOTE SEVENTEEN: STOCK COMPENSATION PLANS

On January 27, 1992, the Board of Directors of the Company adopted the Incentive Stock Compensation Plan (the "1992 Incentive Plan"). Under the terms of the 1992 Incentive Plan, 1.5% of the total number of shares of common stock outstanding on the preceding December 31 are available for grant of awards in the following calendar year to key employees.

The Company has reserved 269,559 shares of common stock for sale to employees under the 1992 Incentive Plan at November 30, 1996. The plan provides for the issuance of additional options to purchase not more than 250,000 shares of common stock in the form of incentive options under the provisions of Section 422 of the Internal Revenue Code. Options can be incentive stock options or nonqualified options and may be granted for up to ten years. Awards under the 1992 Incentive Plan may include but are not limited to stock bonuses, stock options, convertible securities and restricted stock grants. Restrictions may limit the sale, transfer, voting rights and dividends on these shares. At November 30, 1996, 3,750 restricted shares were outstanding, and 1,401 shares were available for future grants.

Also at November 30, 1996, the Company reserved 8,700 shares of common stock for sale to employees under the 1982 Stock Option Plan. The 1982 Stock Option Plan expired in January 1992 and no further options will be granted under that plan.

On June 27, 1994 the Board of Directors of the Company adopted the 1994 Nonemployee Director Stock Option Plan (Nonemployee Director Plan). On March 27, 1995, the Nonemployee Director Plan was approved by the stockholders at the Annual Stockholders' Meeting. Under the terms of the Nonemployee Director Plan, each Nonemployee Director shall automatically be granted 1,000 options on the first business day following the date of the annual meeting of stockholders of the Company at which the directors of the Company are elected. The aggregate number of common shares issued and issuable shall not exceed 120,000. As of November 30, 1996, the Company had reserved 14,000 shares of common stock for sale under the Nonemployee Director Plan.

A summary of all stock option transactions for 1996, 1995 and 1994 is as follows:

                                            Number of              Option Price
                                                Shares                per Share
--------------------------------------------------------------------------------
Outstanding at November 30, 1993               146,850       $14.63  to  $43.75
    Granted                                    121,184        37.00  to   42.00
    Exercised                                  (23,250)       14.63  to   34.75
    Expired                                    (34,450)       31.00  to   43.75
                                               -------
Outstanding at November 30, 1994               210,334        31.00  to   43.75
    Granted                                     36,575        31.63  to   33.75
    Exercised                                   (1,025)       31.00  to   34.75
    Expired                                    (17,550)       31.00  to   43.75
                                               -------
Outstanding at November 30, 1995               228,334        31.00  to   42.00
    Granted                                    107,000        37.50  to   39.50
    Exercised                                  (23,775)       31.00  to   42.00
    Expired                                    (19,300)       31.00  to   37.38
                                               -------
Outstanding at November 30, 1996               292,259        31.00  to   42.00
                                               -------
                                               -------

Options for 49,975 shares were exercisable at November 30, 1996. The remaining outstanding options become exercisable in varying amounts through 2006.

NOTE EIGHTEEN: BUSINESS SEGMENTS
AND GEOGRAPHIC AREAS

Financial information for 1996, 1995 and 1994, with respect to the various business segments of the Company, appears on pages 52 and 53.

QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for the years ended November 30, 1996 and 1995 follow:
                                                  1996
                        --------------------------------------------------------
(IN THOUSANDS                First         Second          Third         Fourth
EXCEPT PER SHARE DATA)     Quarter        Quarter        Quarter        Quarter
--------------------------------------------------------------------------------
Sales                   $  111,752     $  120,632     $  133,622     $  130,934
Gross Profit                25,363         30,852         36,220         36,828
Net Income                     475          4,350          5,972          4,613
Net Income per Share           .12           1.09           1.50           1.16

                                             1995
                        --------------------------------------------------------
(IN THOUSANDS                First         Second          Third         Fourth
EXCEPT PER SHARE DATA)     Quarter        Quarter        Quarter        Quarter
--------------------------------------------------------------------------------
Sales                    $  98,031     $  118,526     $  137,421     $  127,427
Gross Profit                24,011         29,563         33,431         29,726
Net Income                     116          4,002          4,577          3,757
Net Income per Share           .03           1.01           1.16            .95

The Company traditionally experiences lower sales during the first fiscal quarter because of seasonal patterns associated with weather and contractor schedules.

PER SHARE DATA
                                      Stock Price               Dividends
                             --------------------------------------------------
Quarter Ended                    1996         1995         1996         1995
-------------------------------------------------------------------------------
February 29 & 28   -High    $  39 1/8    $  34           $  .32       $  .32
                   -Low        36           29
May 31             -High       41 3/4       37 7/8          .32          .32
                   -Low        37 3/8       33 5/8
August 31          -High       41 5/8       36 5/8          .32          .32
                   -Low        34 1/8       33 3/4
November 30        -High       50           36 7/8          .32          .32
                   -Low        36 1/8       33 7/8

                       REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE STOCKHOLDERS AND THE BOARD OF DIRECTORS, AMERON INTERNATIONAL
CORPORATION:

We have audited the accompanying consolidated balance sheets of Ameron International Corporation (a Delaware corporation) and subsidiaries as of November 30, 1996 and 1995, and the related consolidated statements of income, cash flows and stockholders' equity for each of the three years in the period ended November 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ameron International Corporation and subsidiaries as of November 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1996, in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP

ARTHUR ANDERSEN LLP
Los Angeles, California
January 13, 1997

                                 REPORT OF MANAGEMENT

We have prepared the accompanying consolidated financial statements and related financial information of Ameron International Corporation and subsidiaries in conformity with generally accepted accounting principles appropriate in the circumstances. Management is primarily responsible for the integrity of the financial information included in this Annual Report. In preparing the financial statements, management makes estimates as necessary based upon currently available information and judgments of current conditions and circumstances.

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

The Audit Committee of the Board of Directors is composed of three directors who are not officers or employees of the Company. They meet periodically with management, Arthur Andersen LLP and the internal auditors to review the audit scope and results, discuss internal control and financial reporting subjects, and review management actions on these matters. Arthur Andersen LLP and the internal auditors have full and free access to the members of the Audit Committee.


/s/ James S. Marlen                         /s/ Gary Wagner

JAMES S. MARLEN                             GARY WAGNER
Chairman of the Board,                      Senior Vice President
President & Chief Executive Officer         & Chief Financial Officer, Treasurer

                                  BUSINESS SEGMENTS

Ameron classifies its business operations into four segments.
The Protective Coatings Group manufactures and markets high-performance industrial and marine coatings as well as product finishes. The Fiberglass Pipe Group manufactures and markets filament-wound and molded fiberglass pipe, tubing and fittings. The Concrete & Steel Pipe Group manufactures and supplies concrete and steel pressure pipe, concrete non-pressure pipe, protective linings for pipe, and fabricated products. The Construction & Allied Products Group manufactures and sells ready-mix concrete, sand and aggregates, concrete pipe, and concrete and steel lighting and traffic poles.

Intersegment sales were not significant. Income from reportable segments is exclusive of certain unallocated income and expense. Identifiable assets by segment are those assets that are used exclusively by such segment. Unallocated assets are principally cash, corporate property and equipment, and investments. Capital expenditures do not include plant and equipment for business acquisitions. A summary of sales, income (loss), assets, depreciation and capital expenditures by segment follows:

                                                                               BUSINESS SEGMENTS
                                        --------------------------------------------------------------------------------------------
                                       Protective     Fiberglass     Concrete &      Construction &
(DOLLARS IN THOUSANDS)                   Coatings           Pipe     Steel Pipe     Allied Products  Unallocated   Consolidated
------------------------------------------------------------------------------------------------------------------------------------
1996
  Sales                                $  142,562     $  104,056     $  148,528          $  101,794     $     --     $  496,940
  Income (loss) before interest
    and income taxes                       10,073         10,052         17,936              10,680      (14,282)        34,459
  Identifiable assets                     106,917         76,610         82,811              60,906       84,422        411,666
  Capital expenditures                      4,475          2,876          2,411              14,490          975         25,227
  Depreciation                              2,435          3,804          4,072               4,487        1,280         16,078
------------------------------------------------------------------------------------------------------------------------------------
1995
  Sales                                $  130,543      $  82,752     $  153,155          $  114,955     $     --     $  481,405
  Income (loss) before interest
    and income taxes                        3,248          8,777         10,496              15,178       (8,686)        29,013
  Identifiable assets                      71,432         63,892        107,092              54,228       74,737        371,381
  Capital expenditures                      3,894          2,534          5,375               2,856        1,495         16,154
  Depreciation                              2,359          4,027          4,091               4,928          660         16,065
------------------------------------------------------------------------------------------------------------------------------------
1994
  Sales                                $  134,201      $  66,228     $  101,644          $  115,609     $     --     $  417,682
  Income (loss) before interest
    and income taxes                       13,338          2,987          3,271 (1)          16,687       (7,689)        28,594 (1)
  Identifiable assets                      64,493         60,731         94,393              56,062       75,177        350,856
  Capital expenditures                      3,605          2,127          5,161               2,701        1,340         14,934
  Depreciation                              2,208          3,943          4,159               4,913          632         15,855
------------------------------------------------------------------------------------------------------------------------------------



(1) INCLUDES $3.2 MILLION GAIN, BEFORE INCOME TAXES, ON THE SALE OF A COLOMBIAN SUBSIDIARY.

                                   GEOGRAPHIC AREAS

The markets served by the Protective Coatings Group and the Fiberglass Pipe Group are worldwide in scope. The Concrete & Steel Pipe Group serves primarily the western United States. Ameron Hawaii operates exclusively in the State of Hawaii, and the Pole Products Division sells mainly in the continental United States. Ameron Hawaii and the Pole Products Division together comprise the Construction & Allied Products Group. Sales for export or to any individual customer did not exceed 10% of consolidated sales. Information with respect to the Company's geographic areas is as follows:


                                                                                             GEOGRAPHIC AREAS
                                                      ------------------------------------------------------------------------------
                                                          United                                   Investments &
(DOLLARS IN THOUSANDS)                                    States         Europe          Other      Eliminations    Consolidated
-----------------------------------------------------------------------------------------------------------------------------------
1996
  Sales to unaffiliated customers                     $  396,904      $  64,634      $  35,402        $       --     $  496,940
  Intercompany sales between geographic areas              4,705            932          5,637           (11,274)            --
                                                      ------------------------------------------------------------------------------
    Total sales                                       $  401,609      $  65,566      $  41,039        $  (11,274)    $  496,940
                                                      ------------------------------------------------------------------------------
                                                      ------------------------------------------------------------------------------
  Income before interest
    and income taxes                                  $   22,556      $   1,579      $   8,026        $    2,298     $   34,459
  Identifiable assets                                    288,017         61,951         27,976            33,722        411,666
-----------------------------------------------------------------------------------------------------------------------------------
1995
  Sales to unaffiliated customers                     $  372,589      $  73,528      $  35,288        $       --     $  481,405
  Intercompany sales between geographic areas              4,180          1,411          6,448           (12,039)            --
                                                      ------------------------------------------------------------------------------
    Total sales                                       $  376,769      $  74,939      $  41,736        $  (12,039)    $  481,405
                                                      ------------------------------------------------------------------------------
                                                      ------------------------------------------------------------------------------
  Income before interest
    and income taxes                                  $   15,915      $   1,006      $   8,248        $    3,844     $   29,013
  Identifiable assets                                    253,734         56,315         25,135            36,197        371,381
-----------------------------------------------------------------------------------------------------------------------------------
1994
  Sales to unaffiliated customers                     $  334,688      $  55,286      $  27,708        $      --      $  417,682
  Intercompany sales between geographic areas              2,519          1,716          5,507            (9,742)            --
                                                      ------------------------------------------------------------------------------
    Total sales                                       $  337,207      $  57,002      $  33,215        $   (9,742)    $  417,682
                                                      ------------------------------------------------------------------------------
                                                      ------------------------------------------------------------------------------
  Income before interest
    and income taxes                                   $  19,112 (1)  $   1,489      $   6,308        $    1,685     $   28,594 (1)
  Identifiable assets                                    239,652         49,053         24,836            37,315        350,856
-----------------------------------------------------------------------------------------------------------------------------------



1) INCLUDES $3.2 MILLION GAIN, BEFORE INCOME TAXES, ON THE SALE OF A COLOMBIAN SUBSIDIARY.