Form 10-K, Exhibit 13
period 1997-11-30
AMERON INTERNATIONAL CORP
filed 1998-02-26
CIK 790730

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION


                                                                         Year ended November 30

(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)         1997          1996            1995            1994              1993
-------------------------------------------------------------------------------------------------------------------------------
PER COMMON SHARE DATA
   Net income (loss)                            $     4.73     $     3.87     $     3.15      $     2.75 (1)    $    (6.28) (2)
   Net income excluding restructuring and
     related charges, and unusual items               4.73           3.87           3.15            2.29              1.87
   Dividends                                          1.28           1.28           1.28            1.28              1.28
   Average shares (3)                            4,094,885      3,982,006      3,954,544       3,924,456         3,861,872
   Stock price-high                                     70             50         37 7/8          43 1/8            38 3/4
   Stock price-low                                  46 3/8         34 1/8             29          31 7/8                31
   Price/earnings ratio (range)                      15-10           13-9           12-9           16-12                NA
-------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
   Sales                                        $   533,506    $   496,940    $   481,405     $   417,682       $   453,357
   Gross profit                                     135,683        129,263        116,731         103,975           119,869
   Interest expense                                  12,433         11,134         11,715          11,191            12,689
   Provision (benefit) for income taxes              11,874          8,297          5,190           7,297            (7,674)
   Net income (loss)                                 19,372         15,410         12,452          10,790 (1)       (24,255) (2)
   Net income/sales                                     3.6%           3.1%           2.6%            2.6%             (5.4)%
   Return on equity                                    13.0%          11.0%           9.6%            9.0%            (18.6)%
-------------------------------------------------------------------------------------------------------------------------------
FINANCIAL CONDITION AT YEAR END
   Working capital                              $   154,027    $   121,858    $   114,458     $   103,904       $    85,990
   Property,  plant and equipment, net              127,678        125,687        114,116         112,953           113,199
   Investments, advances and equity
     in affiliated companies                         33,777         33,722         36,197          37,315            39,984
   Total assets                                     433,225        411,666        371,381         350,856           337,842
   Long-term debt, less current portion             140,917        112,598         91,565          92,847            89,590
-------------------------------------------------------------------------------------------------------------------------------
CASH FLOW
   Expenditures for property, plant
     and equipment                              $    24,860    $    25,227    $    16,154     $    14,934       $    14,697
   Depreciation                                      15,729         16,078         16,065          15,855            16,444



(1) INCLUDES $1.8 MILLION GAIN, NET OF INCOME TAXES, OR $.46 PER SHARE, ON THE SALE OF A COLOMBIAN SUBSIDIARY.
(2) INCLUDES $31.5 MILLION, NET OF INCOME TAXES, OR $8.15 PER SHARE, FOR RESTRUCTURING AND OTHER RELATED CHARGES.
(3) INCLUDES COMMON STOCK EQUIVALENTS IN THE PERIODS IN WHICH THEY HAVE A DILUTIVE EFFECT.

                        AMERON 1997 FINANCIAL OVERVIEW

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF
OPERATIONS

LIQUIDITY & CAPITAL RESOURCES

During 1997, the Company used $8.1 million of cash for operations, compared to $44.6 million that was generated in 1996. Net borrowings for the year were $29.7 million. These funds were used for capital expenditures of $24.9 million. Additionally, the Company paid common dividends of $5.1 million. Cash and cash equivalents at November 30, 1997, totaled $9.8 million, a decrease of $8.5 million from the prior year.

Cash used in operating activities increased over the previous year due to an increase in working capital requirements that was due primarily to increased inventories and receivables associated with an expanded coatings business.

Cash used in investing activities consisted principally of capital expenditures of $24.9 million, which included investment in a new fiberglass pipe plant in Malaysia. Remaining expenditures were primarily for the replacement and refurbishment of machinery and equipment at existing facilities. During the fiscal year ending November 30, 1998, the Company anticipates spending approximately $15 million to $30 million for capital expenditures for current operations, which will be funded from existing cash balances and lines of credit, as well as funds generated from operations.

The Company maintains various credit facilities with lines of credit totaling $129 million. At November 30, 1997, the Company had $69 million in unused credit available to fund worldwide operating and investing activities. Management believes that cash flows from operations and current cash balances, together with currently available lines of credit, will be sufficient to meet future operating requirements.



RESULTS OF OPERATIONS: 1997 COMPARED WITH 1996

GENERAL
Earnings per share for the fiscal year ended November 30, 1997, were $4.73 on sales of $533.5 million, compared to $3.87 per share on sales of $496.9 million in 1996. Earnings per share in 1997 improved 22% over the prior year, while sales in 1997 were the highest in the Company's history. Return on average stockholder's equity increased to 13% in 1997 from 11% in the prior year.

The significant increase in earnings over the prior year mainly reflects higher sales and earnings from the Company's worldwide protective coatings business.

SALES
Sales increased by $36.6 million to $533.5 million in 1997, primarily due to an increase in sales of the Protective Coatings Group. Partially offsetting the protective coatings increase were lower sales of construction products because of the continued economic slowdown in Hawaii. Deliveries of fiberglass, concrete and steel pipe were also down slightly from the prior year.

Protective Coatings Group sales improved to $190.7 million in 1997, versus $142.6 million in the prior year. Sales in domestic and European markets were up over last year, due principally to the acquisition of the worldwide Devoe marine business from Imperial Chemical Industries PLC (ICI) late in fiscal 1996. During the second quarter of 1997, the Company exchanged its product finishes business for a slightly larger maintenance coatings business of The Valspar Corporation. The Company anticipates continued growth in the coming year, although not at the same level achieved through the Devoe acquisition.

Fiberglass Pipe Group sales decreased to $102.5 million in 1997 from $104.1 million in 1996. The decrease was attributable to increased competition and lower sales from European operations into the Middle East. Asian operations posted slightly lower sales versus the prior year. Centron, acquired by the Company in 1996, posted higher sales because of exports to worldwide oilfield markets. The Company expects Centron's growth to continue and overall fiberglass pipe sales to increase in 1998.

Concrete & Steel Pipe Group sales were $145.6 million in 1997, down slightly from the $148.5 million posted in 1996. The decrease was due primarily to weather-related and customer-requested delays that affected the timing of deliveries. Total order backlog for this segment at November 30, 1997, was $71.5 million, compared to $59.7-million backlog at the end of fiscal 1996. The Company anticipates that backlog will increase in the first half of fiscal 1998 and that sales will improve slightly for the coming year.

Construction & Allied Products Group sales totaled $94.8 million in 1997, versus $101.8 million in the prior year. The Company's construction products business in Hawaii reported substantially lower sales in 1997 compared to 1996. Construction spending in 1997 for large public and private building projects continued to decline in the Islands; spending for residential construction also declined. Hawaii is not expected to boost construction activity in 1998. Sales for the Company's Pole Products Division improved slightly compared to last year. The Company continues to expect moderate sales growth from this operation.

GROSS PROFIT
Gross profit in 1997 was $135.7 million or 25.4% of sales, compared to gross profit of $129.3 million or 26.0% of sales in 1996. The increase in gross profit dollars can be attributed mainly to the higher sales of the Protective Coatings Group and improved productivity from the Fiberglass Pipe Group. The decline in gross profit margin resulted from higher integration costs associated with the Devoe acquisition and competitive pressures.

SELLING, GENERAL & ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses totaled $103.1 million in 1997 or 19.3% of sales, compared to $103.3 million or 20.8% of sales in 1996. The percent of sales decrease was due partly to lower workers' compensation costs in 1997 and higher expenses related to the Centron acquisition and increased provisions for doubtful accounts and pending claims in 1996.

Selling, general and administrative expenses include charges for environmental and legal claims. For a discussion on pending environmental and legal claims, see Note 15: "Contingencies and Commitments." Given recorded reserves, the Company does not expect these matters to have a material effect on the Company's present and future financial position or its results of operations.

In the early 1970s, the Company disposed of certain quantities of waste at the Stringfellow Hazardous Waste Site in Riverside County, California, which is one of several priority sites on the Superfund list established by the U.S. Environmental Protection Agency. Ameron waste accounted for less than 1% of the total waste deposited at the site. In 1993, the State of California was found to be 75% to 85% liable for the remediation costs of this Superfund site. However, the State of California has appealed this finding. Ameron maintains reserves that it believes to be adequate to cover expected future costs associated with this matter.

The Company is subject to federal, state and local laws and regulations concerning the environment and, in addition to the Stringfellow site, is currently participating in administrative proceedings at several sites under these laws. While the Company finds it difficult to estimate with any certainty the total cost of remediation at the several sites, on the basis of currently available information and reserves provided, the Company believes it unlikely that the outcome of such environmental regulatory proceedings will have a material effect on the Company's financial position or its results of operations.

OTHER INCOME
Other income includes equity in earnings of affiliated companies (see Note 2:
"Other Income"). Equity in earnings of affiliated companies totaled $4 million, increasing by $1.7 million from the previous year. Tamco, Gifford-Hill-American, Inc., Bondstrand, Ltd. and Oasis-Ameron, Ltd. all reported improved earnings over the prior year. Ameron Saudi Arabia, Ltd. reported its third consecutive year of losses.

Other income also includes royalties and fees from affiliated companies and licensees, currency gains and losses and other miscellaneous income. Royalty and fee income rose $1.5 million in 1997 over 1996 due to new protective coatings licensing agreements and improved results from fiberglass pipe and protective coatings licensees. Foreign currency losses of $.5 million were incurred by the Company's international operations in 1997.

INTEREST
Interest expense was $12.4 million in 1997 compared to $11.1 million in 1996. The increase was the result of higher borrowing levels throughout 1997.

NEW ACCOUNTING POLICIES
In 1997, the Company adopted Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." As permitted under this standard, the Company has elected to follow Accounting Principles Board Opinion No. 25,

"Accounting For Stock Issued to Employees," in accounting for its stock options and other stock-based employee awards. Pro forma information regarding net income and earnings per share, as calculated under the provisions of SFAS 123, is disclosed in Note 14.

In 1997, the Company adopted Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lives Assets and Long-Lived Assets to be Disposed of" which requires impairment losses to be recorded on long-lived assets used in operations when indications of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The adoption of SFAS 121 did not have a material effect on the Company's financial position or results of operations.

In 1997, Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings per Share," was issued. The Company is required to adopt SFAS 128 for annual and interim periods ending after December 15, 1997. The Company will be required to restate earnings per share for all prior periods reported.

YEAR 2000
The Company has conducted a review of its computer and other operating systems to identify those systems that could be affected by the "Year 2000" issue and is developing an implementation plan to resolve any issues. Anticipated spending for this plan is not expected to have a significant impact on the Company's ongoing results of operations.

RESULTS OF OPERATIONS: 1996 COMPARED WITH 1995

GENERAL
Earnings per share for the fiscal year ended November 30, 1996 were $3.87 on sales of $496.9 million, compared to $3.15 per share on sales of $481.4 million in 1995. Earnings per share in 1996 improved 23% over the prior year. Return on stockholders' equity increased to 11.0% in 1996 from 9.6% in the prior year.

The significant increase in earnings over the prior year reflects mainly the improved profitability of Ameron's concrete and steel pipe operations in the western United States and higher sales and earnings from the Company's worldwide protective coatings and fiberglass pipe businesses.

SALES
Sales increased by $15.5 million to $496.9 million in 1996, due partly to increased shipments of fiberglass pipe to oilfield and offshore platform markets in the United States and Latin America. Sales of protective coatings worldwide also improved over the prior year. Partially offsetting these increases were lower sales of construction products in Hawaii due to the continued slowdown in construction spending in the Islands. Sales of concrete and steel pipe were down slightly from the record level in 1995.

Protective Coatings sales improved to $142.6 million in 1996 versus $130.5 million in the prior year. Sales in domestic markets were up as deliveries of protective coatings improved over last year. European operations benefited from the introduction of Ameron's unique PSX polysiloxane-based coatings. Sales in Asian markets also improved over the previous year. In October 1996, the Company completed the acquisition of the worldwide Devoe marine coatings business from ICI. The acquisition made Ameron the largest supplier of high-performance marine and offshore coatings in the United States and greatly expanded the Company's sales and service network and global presence in these markets. The Devoe business acquired by Ameron generated sales of approximately $50 million in 1995 when part of ICI. The acquisition had a minor impact on Ameron's sales in 1996.

Fiberglass Pipe sales increased to $104.1 million in 1996, compared to $82.8 million in 1995. The increase was attributed to higher sales of oilfield and offshore platform products in the United States and Latin America. European sales were down because of sluggish markets and major order delays. Asian operations reported higher sales than the prior year. In January 1996, the Company acquired the assets of Centron Corporation, a privately-held, Texas-based manufacturer of fiberglass pipe for oilfield applications.

Concrete & Steel Pipe sales were $148.5 million in 1996, down slightly from the $153.2 million posted in 1995. During 1996, the Company completed work on several major water transmission pipelines in California, including the Coastal Aqueduct, the Eastside pipeline and the Los Vaqueros pipeline. Ameron continued to benefit from the strong demand for water-transmission piping throughout the western United States as water agencies expanded water storage and distribution systems.

Construction & Allied Products sales totaled $101.8 million in 1996 versus $115.0 million in the prior year. The Company's construction products business in Hawaii reported substantially lower sales in 1996 compared to 1995. Construction spending in 1996 for large public and private building projects continued to decline in the Islands. Spending for residential construction declined as well. Sales from the Company's Pole Products Division improved slightly over last year. The division further penetrated new markets in the Midwest and South with its prestressed concrete lighting and traffic poles.

GROSS PROFIT
Gross profit in 1996 was $129.3 million or 26.0% of sales, an improvement over 1995 performance of $116.7 million or 24.2% of sales. The improved gross profit dollars and margin can be attributed mainly to the Company's Concrete & Steel Pipe operations. Strong demand for water transmission piping, coupled with manufacturing cost reductions and improved productivity, resulted in higher margins in this segment. In addition, margins in Protective Coatings increased as a result of lower raw material costs, improved manufacturing productivity and a favorable product mix.

SELLING, GENERAL & ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses totaled $103.3 million in 1996 or 20.8% of sales, compared to $95.8 million or 19.9% of sales in 1995. The $7.5 million increase was attributable partly to the acquisition of Centron early in 1996 and partly to increased provisions for doubtful accounts and pending claims. Selling, general and administrative expenses as a percent of sales increased because, despite slightly lower sales from the concrete and steel pipe segment, expenses rose somewhat to maintain marketing and engineering support for expected future business activity.

OTHER INCOME
Equity in earnings of affiliated companies totaled $2.3 million, declining $1.5 million from the previous year. Tamco's sales improved in 1996, but net income was down slightly. Gifford-Hill-American, Inc., Bondstrand, Ltd. and Oasis-Ameron, Ltd. all reported improved earnings over the prior year. Ameron Saudi Arabia, Ltd. reported its second consecutive year of losses.

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


                    CAUTIONARY STATEMENT FOR PURPOSES
                  OF THE "SAFE HARBOR" PROVISIONS OF THE
              PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Any of the above statements that refer to the Company's estimated or anticipated future results are forward looking and reflect the Company's current analysis of existing trends and information. Actual results may differ from current expectations based on a number of factors affecting Ameron's businesses, including competitive conditions and changing market conditions. In addition, matters affecting the economy generally, including the state of economies worldwide, can affect the Company's results. These forward looking statements represent the Company's judgment only as of the date of this Annual Report. Actual results could differ materially, and, as a result, the reader is cautioned not to rely on these forward looking statements. The Company disclaims, however, any intent or obligation to update these forward looking statements.

                     CONSOLIDATED STATEMENTS OF INCOME


                                                                   Year ended November 30

(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)              1997              1996              1995
-----------------------------------------------------------------------------------------------------
Sales                                                  $533,506          $496,940          $481,405
Cost of sales                                           397,823           367,677           364,674
                                                      -----------------------------------------------
Gross profit                                            135,683           129,263           116,731
Selling, general and administrative expenses            103,075           103,320            95,786
Other income                                             10,493             8,516             8,068
                                                      -----------------------------------------------
Income before interest and income taxes                  43,101            34,459            29,013
Interest income                                             578               382               344
Interest expense                                         12,433            11,134            11,715
                                                      -----------------------------------------------
Income before income taxes                               31,246            23,707            17,642
Provision for income taxes                               11,874             8,297             5,190
                                                      -----------------------------------------------
Net income                                             $ 19,372          $ 15,410          $ 12,452
                                                      -----------------------------------------------
                                                      -----------------------------------------------
Net income per share                                   $   4.73          $   3.87          $   3.15
                                                      -----------------------------------------------
                                                      -----------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.


                         CONSOLIDATED BALANCE SHEETS


                                                                         As of November 30
(DOLLARS IN THOUSANDS)                                                  1997           1996
------------------------------------------------------------------------------------------------
ASSETS
   Current assets
     Cash and cash equivalents                                        $   9,848     $  18,381
     Receivables, less allowance of $5,402 in
       1997 and $5,939 in 1996                                          122,352       105,534
     Inventories                                                         95,752        84,971
     Deferred income tax benefits                                         9,083         9,741
     Prepaid expenses and other                                           4,257         4,996
                                                                      ------------------------
       Total current assets                                             241,292       223,623

   Investments, advances and equity in undistributed
     earnings of affiliated companies                                    33,777        33,722

   Property, plant and equipment
     Land                                                                34,911        33,780
     Buildings                                                           49,792        50,450
     Machinery and equipment                                            216,958       211,652
     Construction in progress                                            12,255         7,958
                                                                      ------------------------
       Total property, plant and equipment at cost                      313,916       303,840
     Less accumulated depreciation                                     (186,238)     (178,153)
                                                                      ------------------------
       Total property, plant and equipment, net                         127,678       125,687
   Intangible assets, net of accumulated amortization
      of $4,149 in 1997 and 3,269 in 1996                                11,282        12,061
   Other assets                                                          19,196        16,573
                                                                      ------------------------
     Total assets                                                     $ 433,225     $ 411,666
                                                                      ------------------------
                                                                      ------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.



                                                                            As of November 30
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)                            1997                  1996
----------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
    Current liabilities
       Short-term borrowings                                        $    715              $  1,242
       Current portion of long-term debt                              17,654                17,753
       Trade payables                                                 31,988                36,715
       Accrued liabilities                                            32,561                41,102
       Income taxes                                                    4,347                 4,953
                                                                    -------------------------------
           Total current liabilities                                  87,265               101,765
    Deferred income taxes                                              2,907                 2,727
    Long-term debt, less current portion                             140,917               112,598
    Other long-term liabilities                                       49,154                49,778
                                                                    -------------------------------
       Total liabilities                                             280,243               266,868
    Commitments and contingencies
    Stockholders' equity
       Common stock, par value $2.50 a share,
          authorized 12,000,000 shares,
          outstanding 4,005,487 shares in 1997 and
          3,985,112 shares in 1996, net of treasury shares            12,946                12,895
       Additional paid-in capital                                     16,969                16,212
       Retained earnings                                             171,569               157,321
       Cumulative foreign currency translation adjustments            (5,723)                1,149
       Less treasury stock (1,172,900 shares in
         1997 and 1996), at cost                                     (42,779)              (42,779)
                                                                    -------------------------------
           Total stockholders' equity                                152,982               144,798
                                                                    -------------------------------
       Total liabilities and stockholders' equity                   $433,225              $411,666
                                                                    -------------------------------
                                                                    -------------------------------


                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                 Year ended November 30
(DOLLARS IN THOUSANDS)                                                       1997         1996         1995
---------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
    Net income                                                             $ 19,372     $ 15,410     $ 12,452
    Adjustments to reconcile net income to net cash
      provided by operating activities:
           Depreciation                                                      15,729       16,078       16,065
           Amortization                                                         947          367          161
           Provision (benefit) for deferred income taxes                        809       (4,414)        (822)
           Equity in earnings of affiliated companies                        (3,990)      (2,298)      (3,844)
           Dividends from affiliated companies                                5,056        4,152        6,186
           (Gain) loss from sale of assets                                       64         (576)        (730)
           Other, net                                                         1,789          884          144
    Other changes in operating assets and liabilities,
      excluding business acquisitions:
           (Increase) decrease in receivables                               (22,801)       2,405       (8,483)
           Increase in inventories                                          (13,825)        (667)      (4,182)
           (Increase) decrease in other current assets                        1,151       (2,211)      (3,274)
           Increase in long-term assets                                        (191)        (536)        (440)
           Increase (decrease) in trade payables, accrued
             liabilities and income taxes                                   (11,264)      10,415       (2,511)
           Increase (decrease) in long-term liabilities                        (965)       5,570        9,445
                                                                           -----------------------------------
       Net cash (used in) provided by operating activities                   (8,119)      44,579       20,167
                                                                           -----------------------------------
INVESTING ACTIVITIES
    Proceeds from sale of assets                                              2,287        1,371        1,126
    Additions to property, plant and equipment                              (24,860)     (25,227)     (16,154)
    Business acquisitions                                                      --        (29,032)        --
    Investment in life insurance policies                                    (2,645)      (2,995)      (1,452)
                                                                           -----------------------------------
       Net cash used in investing activities                                (25,218)     (55,883)     (16,480)
                                                                           -----------------------------------
FINANCING ACTIVITIES
    Net change in debt with maturities of three months or less                 (525)        (471)      (1,061)
    Issuance of debt                                                         47,201       65,022       15,897
    Repayment of debt                                                       (17,000)     (43,277)      (9,849)
    Dividends on common stock                                                (5,124)      (5,076)      (5,051)
    Issuance of common stock                                                    808          776           34
                                                                           -----------------------------------
       Net cash provided by (used in) financing activities                   25,360       16,974          (30)
                                                                           -----------------------------------
    Effect of exchange rate changes on cash and cash equivalents               (556)        (212)         236
                                                                           -----------------------------------
       Net change in cash and cash equivalents                               (8,533)       5,458        3,893
    Cash and cash equivalents at beginning of year                           18,381       12,923        9,030
                                                                           -----------------------------------
    Cash and cash equivalents at end of year                               $  9,848     $ 18,381     $ 12,923
                                                                           -----------------------------------
                                                                           -----------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                  CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                                  Common Stock
                                                            -------------------------
                                                               Shares                       Additional     Retained
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)                 Outstanding       Amount    Paid-in Capital    Earnings      Other
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1994                                     3,935,711     $  12,772     $   14,658     $  139,586     $    570
    Net income -- 1995                                                                                         12,452
    Exercise of stock options and issuance of stock
      to employee savings plan                                    20,786            51            664
    Dividends on common stock of $1.28 a share                                                                (5,051)
    Foreign currency translation adjustments                                                                                1,649
                                                              --------------------------------------------------------------------
Balance, November 30, 1995                                     3,956,497        12,823         15,322        146,987        2,219
    Net income -- 1996                                                                                         15,410
    Exercise of stock options and issuance of stock
      to employee savings plan                                    28,615            72            890
    Dividends on common stock of $1.28 a share                                                                (5,076)
    Foreign currency translation adjustments                                                                               (1,070)
                                                              --------------------------------------------------------------------
Balance, November 30, 1996                                     3,985,112        12,895         16,212        157,321        1,149
    Net income -- 1997                                                                                         19,372
    Exercise of stock options                                     20,375            51            757
    Dividends on common stock of $1.28 a share                                                                (5,124)
    Foreign currency translation adjustments                                                                               (6,872)
                                                              --------------------------------------------------------------------
BALANCE, NOVEMBER 30, 1997                                     4,005,487     $  12,946     $   16,969     $  171,569     $ (5,723)
                                                              --------------------------------------------------------------------
                                                              --------------------------------------------------------------------


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

RESEARCH & DEVELOPMENT COSTS
Research and development costs are expensed as incurred. Such costs were approximately $5,534,000 in 1997, $4,400,000 in 1996 and $4,300,000 in 1995.

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

INCOME TAXES
The Company follows Statement of Financial Accounting Standards No. 109 (SFAS
109), "Accounting for Income Taxes." Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

NET INCOME PER SHARE
Net income per share is computed on the basis of the weighted average number of common shares outstanding each year, plus common stock equivalents related to dilutive stock options. The number of shares used in the computation of per share data was 4,094,885 in 1997, 3,982,006 in 1996 and 3,954,544 in 1995.

CASH & CASH EQUIVALENTS
Cash equivalents include time deposits with maturities of three months or less when purchased.

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

PROPERTY, PLANT & EQUIPMENT
Items capitalized as property, plant and equipment, including improvements to existing facilities, are recorded at cost. The book value of obsolete assets is charged to depreciation expense when they are scrapped. Upon sale or retirement, the cost and related accumulated depreciation are removed from the respective accounts, and any gain or loss is included in income. Maintenance and repair costs are expensed as incurred. Interest costs applicable to the construction of major plant and expansion projects were immaterial for the periods presented.

DEPRECIATION METHOD
Depreciation is computed principally using the straight-line method based on estimated useful lives of the assets. Annual rates of depreciation are as follows:


                                           Percentage of Cost
-----------------------------------------------------------------
Buildings                                       2.50-10.00
Machinery and equipment
    Autos, trucks and trailers                  6.67-50.00
    Cranes and tractors                        10.00-15.00
    Manufacturing equipment                     6.67-33.33
    Other                                       5.00-66.67


Depreciation expense was $15,729,000 in 1997, $16,078,000 in 1996 and
$16,065,000 in 1995.

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

DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The Company operates internationally, giving rise to exposure to market risks from changes in foreign exchange rates. Derivative financial instruments are used by the Company to reduce those risks. The Company does not hold or issue financial or derivative financial instruments for trading or speculative purposes. The magnitude and volume of such transactions were not material for the periods presented.

STOCK OPTIONS
In 1997, the Company adopted Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." As permitted under this standard, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued to Employees" in accounting for its stock options and other stock-based employee awards. Pro forma information regarding net income and earnings per share, as calculated under the provisions of SFAS 123, are disclosed in Note 14.

LONG-LIVED ASSETS
In 1997, the Company adopted Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of," which requires impairment losses to be recorded on long-lived assets used in operations when indications of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. As of November 30, 1997, the carrying value of the Company's assets held for sale, in aggregate, was $3,400,000. The fair market value of these assets total $7,300,000. The adoption of SFAS 121 did not have a material effect on the Company's financial position or results of operations.

PENDING ACCOUNTING CHANGES
In 1997, Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings per Share," was issued. The Company is required to adopt SFAS 128 for annual and interim periods ending after December 15, 1997. The Company will be required to restate earnings per share for all prior periods reported.

In 1997, Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income," was issued. The statement must be adopted by the Company no later than the fiscal year ending November 30, 1998.


CASH FLOW INFORMATION
(IN THOUSANDS)                         1997       1996       1995
-----------------------------------------------------------------------
Interest paid                        $12,428     $ 9,545    $ 9,849
Income taxes paid, net               $16,919     $ 9,010    $ 2,448



NOTE TWO: OTHER INCOME

Other income for the years ended November 30 included the following:


(IN THOUSANDS)                         1997       1996       1995
-----------------------------------------------------------------------
Royalties and fees from affiliated
  companies and licensees            $ 6,051   $  4,557    $  3,297
Equity in earnings of affiliated
  companies                            3,990      2,298       3,844
Foreign currency gain (loss)            (481)       558        (928)
Gain (loss) from sale of assets          (64)       576         730
Miscellaneous                            997        527       1,125
                                    -----------------------------------
                                     $10,493   $  8,516    $  8,068
                                    -----------------------------------
                                    -----------------------------------


The Company provides technical services and receives fees, royalties and other income from several of its affiliates and licensees, which are included above.

NOTE THREE: CASH & CASH EQUIVALENTS

At November 30, 1997, the Company had approximately $270,000 invested in time deposits. The Company had $3,978,000 in cash equivalents at November 30, 1996. The carrying value of cash and cash equivalents approximates their fair value.

NOTE FOUR: RECEIVABLES

Receivables at November 30 were as follows:


(IN THOUSANDS)                                 1997               1996
------------------------------------------------------------------------
Trade                                         $115,740         $102,683
Affiliated companies                             2,574            2,205
Dividends from affiliated companies                --             1,138
Other                                            9,440            5,447
Reserve                                         (5,402)          (5,939)
                                             --------------------------
                                              $122,352         $105,534
                                             --------------------------
                                             --------------------------


The Company's provision for bad debt was $1,798,000 in 1997, $2,583,000 in 1996 and $1,710, 000 in 1995.

NOTE FIVE: INVENTORIES

Inventories at November 30 were as follows:


(IN THOUSANDS)                                 1997               1996
------------------------------------------------------------------------
Finished products                             $56,989           $44,577
Products in process                            18,791            17,467
Materials and supplies                         19,972            22,927
                                             ---------------------------
                                              $95,752           $84,971
                                             ---------------------------
                                             ---------------------------


Certain steel inventories are valued using the last-in, first-out cost method. These items comprised 2.5% and 10.1% of consolidated inventories at November 30, 1997 and 1996, respectively. If such inventories had been valued using the first-in, first-out cost method, total inventories would have increased by $1,776,000 and $1,597,000 at November 30, 1997 and 1996, respectively.

NOTE SIX: AFFILIATED COMPANIES

The Company's principal investments, which have been accounted for by the equity method, are summarized as follows:


                                                         Ownership
Products                     Affiliate                   Interest
-------------------------------------------------------------------
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


Investments in affiliated companies and the amount of undistributed retained earnings included in the Company's consolidated retained earnings at November 30 were as follows:


                                                      Concrete
                                                        pipe         Steel
(IN THOUSANDS)                                        products      products      Other       Total
----------------------------------------------------------------------------------------------------
INVESTMENT, NOVEMBER 30, 1997
   COST                                              $  6,194       $  8,482     $ 3,706    $ 18,382
   ACCUMULATED EQUITY IN
     UNDISTRIBUTED EARNINGS                            13,292         11,034       2,364      26,690
   RESERVES                                            (7,981)        (2,741)       (573)    (11,295)
                                                    ------------------------------------------------
                                                     $ 11,505       $ 16,775     $ 5,497    $ 33,777
                                                    ------------------------------------------------
                                                    ------------------------------------------------
DIVIDENDS RECEIVED IN FISCAL 1997                    $  1,062       $  3,025     $   969    $  5,056
                                                    ------------------------------------------------
                                                    ------------------------------------------------

Investment, November 30, 1996
   Cost                                              $  6,194       $  8,482     $ 3,706   $  18,382
   Accumulated equity in undistributed earnings        13,175          9,918       1,842      24,935
   Reserves                                            (7,145)        (2,450)         --      (9,595)
                                                    ------------------------------------------------
                                                     $ 12,224       $ 15,950     $ 5,548   $  33,722
                                                    ------------------------------------------------
                                                    ------------------------------------------------
Dividends Received in Fiscal 1996                    $    750       $  1,925     $ 1,477   $   4,152
                                                    ------------------------------------------------
                                                    ------------------------------------------------


The Company has provided income taxes on the undistributed earnings of its affiliated companies.

The Company's investment in Gifford-Hill-American, Inc., which manufactures concrete pressure pipe, was recorded based on audited financial statements as of November 30, 1996, and unaudited financial statements as of October 31, 1997.

The Company's investments in Ameron Saudi Arabia, Ltd., Bondstrand, Ltd. and Oasis-Ameron, Ltd. were recorded based on audited financial statements as of December 31, 1996, and unaudited financial statements as of September 30, 1997. The investment in Tamco was based on audited financial statements as of November 30, 1997.

Summarized and combined financial information for affiliates in the concrete pipe products business follows:


Financial Condition
(IN THOUSANDS)                              1997          1996
----------------------------------------------------------------
Current assets                           $ 70,719       $ 61,483
Noncurrent assets                          35,076         37,178
                                        ------------------------
                                         $105,795       $ 98,661
                                        ------------------------
                                        ------------------------
Current liabilities                      $ 36,088       $ 38,993
Noncurrent liabilities                     14,798          3,191
Stockholders' equity                       54,909         56,477
                                        ------------------------
                                         $105,795       $ 98,661
                                        ------------------------
                                        ------------------------



Results of Operations
(IN THOUSANDS)                    1997           1996           1995
-----------------------------------------------------------------------
Net sales                       $ 56,295       $ 38,753       $ 41,861
                                ---------------------------------------
                                ---------------------------------------
Gross profit                    $ 12,151       $  8,987       $  8,087
                                ---------------------------------------
                                ---------------------------------------
Net income (loss)               $    207       $ (2,397)      $ (1,924)
                                ---------------------------------------
                                ---------------------------------------


Summarized and combined financial information for Tamco, Bondstrand, Ltd. and Oasis-Ameron, Ltd. follows:


Financial Condition
(IN THOUSANDS)                                 1997       1996
-----------------------------------------------------------------
Current assets                               $58,504     $65,877
Noncurrent assets                             30,538      30,525
                                             --------------------
                                             $89,042     $96,402
                                             --------------------
                                             --------------------
Current liabilities                          $26,442     $38,700
Noncurrent liabilities                         5,024       3,607
Stockholders' equity                          57,576      54,095
                                             --------------------
                                             $89,042     $96,402
                                             --------------------
                                             --------------------



Results of Operations
(IN THOUSANDS)                            1997             1996             1995
--------------------------------------------------------------------------------
Net sales                             $173,041         $150,116         $140,568
                                      ------------------------------------------
                                      ------------------------------------------

Gross profit                          $ 29,949         $ 26,711         $ 26,387
                                      ------------------------------------------
                                      ------------------------------------------

Net income                            $ 10,017         $  8,432         $  7,870
                                      ------------------------------------------
                                      ------------------------------------------


The amount of investments and accumulated equity in the undistributed earnings in the Middle Eastern affiliates was approximately $16,000,000 and $17,000,000 at November 30, 1997 and 1996, respectively.

Sales and technical services provided by the Company to affiliates in the Middle East totaled approximately $2,300,000 in 1997, $1,200,000 in 1996 and $1,700,000
in 1995, and related receivables aggregated approximately $2,300,000 at November 30, 1997, and $900,000 at November 30, 1996.

NOTE SEVEN: BUSINESS ACQUISITIONS

In the first quarter of fiscal 1996, the Company acquired for cash substantially all the assets of Centron Corporation (Centron). Centron, located in Mineral Wells, Texas is a manufacturer of fiberglass pipe for the worldwide oilfield market. The acquisition was accounted for as a purchase and Centron's results of operations have been included in the Company's consolidated financial statements since January 1996.

During the fourth quarter of fiscal 1996, the Company acquired for cash the worldwide Devoe marine coatings business of Imperial Chemical Industries PLC,
(ICI). The acquisition was accounted for as a purchase and its results of operations were included in the Company's consolidated financial statements beginning in the fourth quarter of fiscal 1996.

During the first quarter of fiscal 1997, the Company acquired the maintenance coatings business of The Valspar Corporation for cash and the assets of the Company's product finishes business. The transaction was accounted for as a purchase, and its results of operations were included in consolidated financial statements beginning in the second quarter of fiscal 1997.

The above acquisitions were completed for a total of $31,419,000. The excess of the purchase price over the fair value of the assets acquired was $11,329,000. The Company recorded $8,096,000 as goodwill and $3,233,000 as other intangibles. Goodwill is being amortized on a straight-line basis over a period not to exceed 40 years. Other intangible assets are being amortized on a straight-line basis over periods ranging from 3 to 10 years.

NOTE EIGHT: ACCRUED LIABILITIES

Accrued liabilities at November 30 were as follows:


(IN THOUSANDS)                                   1997       1996
-------------------------------------------------------------------
Reserves for pending claims and litigation    $ 3,342     $ 5,188
Compensation and benefits                      12,879      12,653
Self-insurance reserves                         2,053       6,317
Interest                                        4,330       3,753
Commissions and royalties                       1,314       2,927
Taxes (other than income taxes)                 3,181       2,816
Other                                           5,462       7,448
                                              --------------------
                                              $32,561     $41,102
                                              --------------------
                                              --------------------


NOTE NINE: OTHER LONG-TERM LIABILITIES

Other long-term liabilities at November 30 were as follows:


(IN THOUSANDS)                                   1997       1996
-------------------------------------------------------------------
Reserves for pending claims and litigation     $15,887     $14,927
Compensation and benefits                       13,955      14,693
Interest and self-insurance reserves            11,114      10,289
Other                                            8,198       9,869
                                              --------------------
                                               $49,154     $49,778
                                              --------------------
                                              --------------------


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

Assets of the defined benefit plan are invested in a directed trust. Assets in the trust are invested in equity securities of corporations (including $8,197,000 of the Company's common stock at November 30, 1997), U.S. government obligations, derivative securities, corporate bonds and money market funds.

The Company has a supplemental non-qualified, non-funded retirement plan, for which the Company has purchased cost recovery life insurance on the lives of the participants. The Company is the sole owner and beneficiary of such policies. The amount of the coverage is designed to provide sufficient revenues to cover all costs of the plan if assumptions made as to mortality experience, policy earnings and other factors are realized. As of November 30, 1997 and 1996, the cash surrender value of these policies was $5,899,000 and $4,871,000, respectively.

Net periodic pension cost for the years ended November 30 consists of the following:


(IN THOUSANDS)                         1997         1996         1995
----------------------------------------------------------------------
Service cost:
    Defined benefit plan            $  1,912     $  1,953     $  1,822
    Supplemental plan                    246          217           26
Interest cost:
    Defined benefit plan               8,707        8,292        8,333
    Supplemental plan                    300          250          213
Return on plan assets                (35,281)     (14,996)     (17,466)
Net deferral:
    Defined benefit plan              23,670        4,560        7,860
    Supplemental plan                    339          346          273
                                    ----------------------------------
Net periodic pension (benefit)cost  $   (107)    $    622     $  1,061
                                    ----------------------------------
                                    ----------------------------------


The following table sets forth the funding status of the qualified, defined benefit plan and the amount recognized in the Company's balance sheet at November 30:


(IN THOUSANDS)                                 1997          1996
-------------------------------------------------------------------
Actuarial present value of:
   Vested benefit obligation                 $112,632     $103,724
   Non-vested benefits                            452          522
                                           -----------------------
Accumulated benefit obligation                113,084      104,246
Effect of salary increases                      8,121        7,722
                                           -----------------------
Actuarial present value of projected
  benefit obligation                          121,205      111,968
Less plan assets at market value              150,454      122,571
                                           -----------------------
                                           -----------------------
Plan assets in excess of projected
  benefit obligation                          (29,249)     (10,603)
Unrecognized asset                             33,130       15,477
                                           -----------------------
Accrued pension cost in consolidated
  balance sheets                             $  3,881     $  4,874
                                           -----------------------
                                           -----------------------


The following table sets forth the status of the supplemental plan as of November 30:


(IN THOUSANDS)                                 1997       1996
-------------------------------------------------------------------
Actuarial present value of:
   Vested benefit obligation                 $3,581       $3,007
   Non-vested benefits                            7            3
                                          ----------------------
Accumulated benefit obligation                3,588        3,010
Effect of salary increases                      751          548
                                          ----------------------
Actuarial present value of projected
  benefit obligation                          4,339        3,558
Unrecognized obligation                        (503)        (841)
Unrecognized net loss                          (552)         (73)
                                          ----------------------
Accrued pension cost in consolidated
  balance sheets                             $3,284       $2,644
                                          ----------------------
                                          ----------------------


The 1997 actuarial computations for both the qualified, defined benefit plan and the supplemental plan assumed a discount rate of 7.5% and annual salary increases of 5.0%. The qualified, defined benefit plan assumed an expected long-term rate of return of 9.75%.

Approximately 17% of the Company's employees are covered by union-sponsored, collectively bargained, multi-employer pension plans. The Company contributed and charged to expense $2,700,000, $2,600,000 and $2,700,000 in 1997, 1996 and
1995, respectively. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of hours worked. Information from the plans' administrators is not available to permit the Company to determine its share of unfunded vested benefits, if any. The Company has no intention of withdrawing from any of these plans, nor is there any intention to terminate such plans.

The Company has a deferred compensation plan providing key executives with the opportunity to participate in an unfunded, deferred compensation program. Under the program, participants may defer base compensation and bonuses and earn interest on their deferred amounts. The program is not qualified under Section 401 of the Internal Revenue Code. The total of participant deferrals, which is reflected in long-term liabilities, was $6,297,000 at November 30, 1997, and $4,668,000 at November 30, 1996. The participant deferrals earn interest at a rate based on U.S. Government Treasury rates. The interest expense related to this plan was $550,000 in 1997, $392,000 in 1996 and $340,000 in 1995.

The Company has a life insurance plan wherein eligible executives are provided with life insurance protection based upon three times base salary. Upon retirement, the executive is provided with life insurance protection based upon final base salary. Benefits may be paid as a lump sum or as an annual income to the identified survivor over ten years. The expense related to this plan was $361,000 in 1997, $350,000 in 1996 and, $355,000 in 1995.

In connection with the above two plans, whole life insurance contracts were purchased on the related participants. At November 30, 1997 and 1996, the cash surrender value of these policies was $9,197,000 and $7,581,000, respectively, net of loans of $2,043,000.

The Company provides to certain employees a savings plan under Section 401(k) of the Internal Revenue Code. The savings plan allows for deferral of income up to a certain percentage through contributions to the plan and, within certain restrictions, Company matching contributions are in the form of cash. In 1996, contributions were in the form of the Company's common stock and cash. In 1995 , matching contributions were solely in the form of the Company's common stock. In 1997, 1996 and 1995, the Company recorded expenses for matching contributions of $286,000, $433,000 and $681,000, respectively, while 4,840 and 19,761 shares of common stock were issued by the Company to the savings plan in 1996 and 1995, respectively.

NOTE ELEVEN: INCOME TAXES

The provision for income taxes for the years ended November 30 included the following:


(IN THOUSANDS)             1997         1996         1995
-----------------------------------------------------------
Current
    Federal               $9,875       $9,320       $2,833
    Foreign                  (82)       1,730        2,516
    State                  1,272        1,661          663
                        -----------------------------------
                          11,065       12,711        6,012
Deferred
    Federal                  676       (3,755)        (993)
    Foreign                  (63)         (46)         396
    State                    196         (613)        (225)
                        -----------------------------------
                             809       (4,414)        (822)
                        -----------------------------------
                          $1,874       $8,297       $5,190
                        -----------------------------------
                        -----------------------------------


The principal types of temporary differences and the tax effect of each, which give rise to the deferred tax provision (benefit), for the years ended November 30 follow:



(IN THOUSANDS)                                1997       1996       1995
--------------------------------------------------------------------------
Accelerated depreciation                    $  (306)   $    (6)   $  (377)
Change in nondeductible reserves              1,601     (3,801)    (2,310)
Write down of fixed assets                     --         (410)      --
Federal alternative minimum tax and State
  loss carryforwards                           --           32      1,379
Equity in earnings of affiliated companies     (482)      (343)       250
Other, net                                       (4)       114        236
                                            ------------------------------
                                            $   809    $(4,414)   $  (822)
                                            ------------------------------
                                            ------------------------------


Deferred tax assets (liabilities) are comprised of the following as of November 30:


(IN THOUSANDS)                                        1997       1996
--------------------------------------------------------------------------
Non-current deferred taxes
   Self insurance/claims reserves                  $  7,979    $  7,993
   Investments                                       (2,696)     (2,234)
   Employee benefits                                  9,394       9,352
   Fixed assets                                     (19,571)    (20,437)
   Federal and State tax credit and loss
     carryforwards                                    2,347       2,347
   Other                                               (360)        252
                                                  ---------------------
Net non-current deferred liability                   (2,907)     (2,727)
Current deferred taxes
   Self-insurance/claims reserves                     1,435       1,442
   Employee benefits                                  2,732       2,497
   Accounts receivable                                1,401       2,937
   Inventory                                          3,273       2,935
   Other                                                242         (70)
                                                  ---------------------
Net current deferred asset                            9,083       9,741
                                                  ---------------------
Net deferred taxes                                 $  6,176    $  7,014
                                                  ---------------------
                                                  ---------------------


The tax provision represents effective tax rates of 38.0%, 35% and 29.4% of pretax income for the years ended November 30, 1997, 1996 and 1995, respectively. A reconciliation of income taxes provided at the effective income tax rate and the amount computed at the federal statutory income tax rate of 35% for the years ended November 30, 1997, 1996 and 1995 follows:


(IN THOUSANDS)                                  1997       1996       1995
------------------------------------------------------------------------------
Domestic pretax income                        $24,746     $17,534     $12,771
Foreign pretax income                           6,500       6,173       4,871
                                             --------------------------------
                                               31,246     $23,707     $17,642
                                             --------------------------------
                                             --------------------------------

Taxes at federal statutory rate               $10,936     $ 8,297     $ 6,175
State taxes (net of federal tax benefit)          954         681         285
Foreign losses with no federal benefit             87          11         630
Percentage depletion                             (379)       (484)       (512)
Foreign branch/withholding taxes                  571         (20)        226
Equity in earnings of affiliated companies     (1,484)       (948)     (1,096)
Other, net                                      1,189         760        (518)
                                             --------------------------------
                                              $11,874     $ 8,297     $ 5,190
                                             --------------------------------
                                             --------------------------------


In 1996, the Internal Revenue Service completed the examination of the Company's 1990 through 1992 Federal income tax returns, and issued an assessment. The Company agreed and paid the tax on a portion of the assessment, and filed an appeal with respect to the portion that is in dispute. The Company also has an appeal pending with respect to a portion of the Internal Revenue Service audit assessment relating to the Company's 1987 through 1989 Federal income tax returns. The resolution of these matters are not expected to have a material effect on the Company's financial position or its results of operations.

NOTE TWELVE: DEBT

Short-term borrowings consist of loans payable to banks by foreign subsidiaries totaling $715,000 and $1,242,000 as of November 30, 1997, and 1996,
respectively. The average interest rate on these loans was approximately 9.51% in 1997 and 9.12% in 1996.

Domestically, the Company has uncommitted, short-term bank credit lines totaling $24,000,000 with interest at various money market rates.

Long-term debt as of November 30 consisted of the following:


(IN THOUSANDS)                                    1997       1996
-------------------------------------------------------------------
Fixed-rate unsecured notes payable:
    8.63%, payable in annual principal
       installments of $5,000                   $  5,000  $ 10,000
    9.79%, payable in annual principal
       installments of $12,000                    36,000    48,000
    7.92%, payable in annual principal
       installments of $8,333,
       commencing in 2001                         50,000    50,000
Variable-rate industrial development bonds,
  payable in 2016 (3.90% at November 30, 1997)     7,200     7,200
Variable-rate unsecured bank
  revolving credit facilities
  (approximately 6.12 % at November 30, 1997)     57,429    11,009
Variable-rate unsecured bank loan,
  payable by a consolidated subsidiary in
  Dutch guilders, with annual principal
  installments of approximately $654
  (4.01% at November 30, 1997)                     2,942     4,142
                                                ------------------
                                                 158,571   130,351
Less current portion                              17,654    17,753
                                                ------------------
                                                $140,917  $112,598
                                                ------------------
                                                ------------------


The Company maintains a $75,000,000 revolving credit facility with five banks. The Company may, at its option, borrow at interest rates based on specified margins over money market rates, at any time until June 2000, when all borrowings under the facility must be repaid. At November 30, 1997, $40,000,000 was borrowed under this facility.

Additionally, a consolidated subsidiary maintains revolving credit facilities with three banks. The subsidiary may at its option borrow in various currencies, at interest rates based on specified margins over money market rates. The subsidiary is able to borrow up to the equivalent of $7,000,000 at any time through October 2001 under one facility, and $3,000,000 through August 1998 under a second facility. A third arrangement permits borrowings up to $6,000,000; this availability declines by $600,000 semi-annually. At November 30, 1997, $4,800,000 was available under this arrangement. At November 30, 1997, $9,626,000 was borrowed under these bank facilities.

Future payments due on long-term debt total $17,654,000 in 1998, $12,654,000 in 1999, $12,654,000 in 2000, $13,010,000 in 2001, and $8,660,000 in 2002.

The lending agreements contain various restrictive covenants, including the requirement to maintain specified amounts of working capital and net worth and restrictions on cash dividends, borrowings, liens, investments and guarantees. Under the most restrictive provisions of the Company's lending agreements, approximately $7,650,000 of retained earnings was not restricted at November 30, 1997, as to the declaration of cash dividends and the repurchase of Company stock. At November 30, 1997, the Company was in compliance with all financial covenants.

Certain note agreements contain provisions regarding the Company's ability to grant security interests or liens in association with other debt instruments. If the Company grants such a security interest or lien, then such notes will be secured equally and ratably as long as such other debt shall be secured.

The following disclosure of the estimated fair value of the Company's debt is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required to develop the estimates of fair value, thus the estimates provided herein are not necessarily indicative of the amounts that could be realized in a current market exchange.


                                               NOVEMBER 30, 1997
                                            -----------------------
                                             Carrying        Fair
(IN THOUSANDS)                                Amount         Value
-------------------------------------------------------------------
Short-term borrowings                        $   715        $   715
Fixed-rate long-term debt                     91,000         95,444
Variable-rate long-term debt                  67,571         67,571


The carrying values of short-term and variable-rate long-term debt are a reasonable estimate of their fair value. The estimated fair value of the Company's fixed-rate long-term debt is based on U.S. government notes plus an estimated spread at November 30, 1997, for similar securities with similar remaining maturities.

NOTE THIRTEEN: LEASE COMMITMENTS

Rental expense under long-term operating leases of property, vehicles and other equipment was $6,170,000 in 1997, $7,201,000 in 1996 and $7,225,000 in 1995. At
November 30, 1997, future rental commitments under these leases totaled $48,904,000. Future rental commitments are payable as follows:


                                Year ending
(IN THOUSANDS)                  November 30             Amount
---------------------------------------------------------------
                                       1998           $  6,036
                                       1999              5,580
                                       2000              4,769
                                       2001              3,468
                                       2002              2,763
                              2003 - Beyond             26,288
                                                      --------
                                                      $ 48,904
                                                      --------
                                                      --------


Minimum payments for leases have not been reduced by minimum noncancelable sublease rentals aggregating $4,631,000 for operating leases.

NOTE FOURTEEN: INCENTIVE STOCK COMPENSATION PLANS

At November 30, 1997, the Company has various stock option plans, which are described below. The Company applies Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and related interpretations in accounting for its various stock option plans. In 1997, the Company adopted Statement of Financial Accounting Standards No. 123 (SFAS
123), "Accounting for Stock-Based Compensation."

On January 27, 1992, the Board of Directors of the Company adopted the Incentive Stock Compensation Plan ("1992 Incentive Plan"). Under the terms of the 1992 Incentive Plan, 1.5% of the total number of shares of common stock outstanding on the preceding December 31 are available for grant of awards in the following calendar year to key employees.

The Company has reserved 292,734 shares of common stock for sale to employees under the 1992 Incentive Plan at November 30, 1997. The plan provides for the issuance of additional options to purchase not more than 250,000 shares of common stock in the form of incentive options under the provisions of Section 422 of the Internal Revenue Code. Options can be incentive options or non-qualified options and may be granted for up to 10 years. Awards under the 1992 Incentive Plan may include but are not limited to stock bonuses, stock options, convertible securities and restricted stock grants. Restrictions may limit the sale, transfer, voting rights and dividends on these shares. At November 30, 1997, 19,818 were available for future grants.

Also at November 30, 1997, the Company reserved 6,000 shares of common stock for sale to employees under the 1982 Stock Option Plan. The 1982 Stock Option Plan expired in January 1992, and no further options will be granted under that plan.

On June 27, 1994, the Board of Directors of the Company adopted the 1994 Nonemployee Director Stock Option Plan (Nonemployee Director Plan). On March 27, 1995, the Nonemployee Director Plan was approved by the stockholders at the Annual Stockholder's Meeting. Under the terms of the Nonemployee Director Plan, each Nonemployee Director shall automatically be granted 1,000 options on the first business day following the date of the annual meeting of the stockholders of the Company at which the directors of the Company are elected. The aggregate number of shares issued and issuable shall not exceed 120,000. As of November 30, 1997, the Company had reserved 23,000 shares of common stock for sale under the Nonemployee Director Plan.

For both the 1992 Incentive Plan and the Nonemployee Director Plan, the exercise price of each option equals the market price of the Company's stock on the date of grant, and an option's maximum term is 10 years. Options are granted at various periods during the fiscal year under both plans and vest over 5 years.

SFAS 123 requires the Company to provide pro forma information regarding net income and earnings per share as if compensation cost for the Company's stock option plans had been determined in accordance with the fair value based method prescribed in SFAS 123. The Company estimates the fair value of stock options at the grant date by using the Black Scholes option pricing model with the following weighted average assumptions used for grants in 1996 and 1997, respectively: dividend yield of .19% for all years; an expected volatility of 20%; risk-free rates of 5.28%, 6.63%, 6.22% and 6.36% for the 1992 plan and risk-free rates of 6.08%, and 6.66% for the 1994 plan; an expected life of 5 years for the 1992 plan and an expected life of 5 years for the 1994 plan.

Under the accounting provisions of SFAS 123, the Company's net income and earnings per share would have been reduced by the following pro forma amounts indicated below:


(IN THOUSANDS EXCEPT PER SHARE DATA)           1997        1996
----------------------------------------------------------------
Impact
Net Income
    As Reported                               $19,372    $15,410
    Pro Forma                                  19,087     15,234

Earnings Per Share
    As Reported                               $  4.73    $  3.87
    Proforma                                     4.66       3.83


A summary of the Company's two fixed stock option plans as of November 30, 1996 and 1997, and changes during the years ending on those dates is presented below:


                                           Number of       Weighted Average
                                              Shares         Exercise Price
-----------------------------------------------------------------------------
Outstanding at November 30, 1995            228,334              $37.07
   Granted                                  107,000               39.32
   Exercised                                (23,775)              32.65
   Forfeited                                (19,300)              36.40
                                            -------
Outstanding at November 30, 1996            292,259               37.47
                                            -------
                                            -------
Options Exercisable at Year-end              49,975               36.65
                                            -------
                                            -------
Weighted-Average Fair Value of Options
  Granted During the Year                                        $12.63

OUTSTANDING AT NOVEMBER 30, 1996            292,259              $39.22
   GRANTED                                   55,000               48.54
   EXERCISED                                (20,375)              33.86
   FORFEITED                                 (5,150)              38.60
                                            -------
OUTSTANDING AT NOVEMBER 30, 1997            321,734               39.57
                                            -------
                                            -------
OPTIONS EXERCISABLE AT YEAR-END             172,359               36.96
                                            -------
                                            -------
WEIGHTED-AVERAGE FAIR VALUE OF OPTIONS
  GRANTED DURING THE YEAR                                        $15.27


The following table summarizes information about stock options outstanding as of November 30, 1997:


                                       Number        Weighted Average             Weighted
Range of                       Exercisable at               Remaining              Average
Exercised Prices            November 30, 1997        Contractual Life       Exercise Price
-------------------------------------------------------------------------------------------
$ 0 to $35.00                      46,300                     6.27                 $32.39
 35 to  45.00                     226,934                     7.34                  38.35
 45 to  55.00                      48,500                     9.20                  49.75
                                 --------
  0 to  55.00                     321,734                     7.47                  39.21
                                 --------
                                 --------


                                       Number                                     Weighted
Range of                       Outstanding at                                      Average
Exercised Prices            November 30, 1997                               Exercise Price
-------------------------------------------------------------------------------------------
$ 0 to $35.00                      39,800                                          $32.33
 35 to  45.00                     132,559                                           38.35
 45 to  55.00                          --                                              --
                                 --------
  0 to  55.00                     172,359                                           36.96
                                 --------
                                 --------


NOTE FIFTEEN: CONTINGENCIES & COMMITMENTS

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

Separately, on September 28, 1995, the Contracting Officer for the USBR issued a final decision claiming for the USBR approximately $40 million in damages against Kiewit, based in part on the Contracting Officer's finding that the siphons supplied by the Company were defective. That claim amount is considered by the Company to be duplicative of the damages sought by the CAWCD for the repair or replacement of the siphons in its aforementioned action in the U.S. District for the District of Arizona. The Contracting Officer's final decision has been appealed by Kiewit to the U.S. Department of the Interior Board of Contract Appeals ("IBCA"). The Company is actively cooperating with and assisting Kiewit in the administrative appeal of that final decision before the IBCA.

The Company internally, as well as through independent third-party consultants, has conducted engineering analysis regarding the allegations that the CAP siphons were defective and believes that the siphons were manufactured in accordance with the project specifications and other contract requirements, and therefore it is not liable for any claims relating to the siphons, whether by the CAWCD or by the USBR. The Company has recorded provisions deemed adequate by the Company to permit it to continue to vigorously defend its position in this matter. The Company believes that it has meritorious defenses to these actions and that resultant liability, if any, should not have a material effect on the financial position of the Company or its results of operations.

In addition, certain other claims, suits and complaints that arise in the ordinary course of business, have been filed or are pending against the Company. Management believes that these matters, and the matters discussed above, are either adequately reserved, covered by insurance, or would not have a material effect on the financial position of the Company or its results of operations if disposed of unfavorably. The Company is also subject to federal, state and local laws and regulations concerning the environment and is currently participating in administrative proceedings at several sites under these laws. While the Company finds it difficult to estimate with any certainty the total cost of remediation at the several sites, on the basis of currently available information and reserves provided, the Company believes that the outcome of such environmental regulatory proceedings will not have a material effect on the Company's financial position or its results of operations.

At November 30, 1997, the Company had reserves of $11,805,000 for potential environmental liabilities and $7,424,000 associated with product liability and other legal claims.

NOTE SIXTEEN: CAPITAL STOCK

The certificate of incorporation in Delaware authorizes 12,000,000 shares of $2.50 par value common stock, 1,000,000 shares of $1.00 par value preferred stock and 100,000 shares of $1.00 par value series A junior participating cumulative preferred stock. The preferred stock may be issued in series, with the rights and preferences of each series to be established by the Board of Directors. As of November 30, 1997, the Company had no shares of preferred stock or series A junior participating cumulative preferred stock outstanding.

The Company has a Stockholders' Rights Agreement, which entitles stockholders to purchase common stock if a party acquires 15% or more of the Company's common shares or announces a tender offer for at least 15% of its common shares outstanding.

NOTE SEVENTEEN: BUSINESS SEGMENTS & GEOGRAPHIC AREAS

Financial information for 1997, 1996 and 1995, with respect to the various business segments of the Company, appears on pages 60 and 61.

QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for the years ended November 30, 1997 and 1996, follow:


                                             1997
                           -----------------------------------------
(IN THOUSANDS                First     Second      Third      Fourth
EXCEPT PER SHARE DATA)     Quarter    Quarter    Quarter     Quarter
--------------------------------------------------------------------
SALES                      $108,261   $131,525   $146,323   $147,397
GROSS PROFIT                 27,683     35,208     38,490     34,302
NET INCOME                      938      5,270      7,050      6,114
NET INCOME PER SHARE            .23       1.30       1.72       1.48



                                             1996
                           -----------------------------------------
(IN THOUSANDS                First     Second      Third      Fourth
EXCEPT PER SHARE DATA)     Quarter    Quarter    Quarter     Quarter
--------------------------------------------------------------------
Sales                     $111,752    $120,632   $133,622   $130,934
Gross Profit                25,363      30,852     36,220     36,828
Net Income                     475       4,350      5,972      4,613
Net Income per Share           .12        1.09       1.50       1.16


The Company traditionally experiences lower sales during the first fiscal quarter because of seasonal patterns associated with weather and contractor schedules.


PER SHARE DATA


                                  Stock Price              Dividends
                          ------------------------------------------------
Quarter Ended                 1997          1996        1997        1996
--------------------------------------------------------------------------
February 28 & 29   -High    $52 1/2       $39 1/8     $  .32       $  .32
                   -Low      46 3/8        36
May 31             -High     55 1/2        41 3/4        .32          .32
                   -Low      47 5/8        37 3/8
August 31          -High     58 5/8        41 5/8        .32          .32
                   -Low      54            34 1/8
November 30        -High     70            50            .32          .32
                   -Low      58 1/8        36 1/8



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE STOCKHOLDERS & THE BOARD OF DIRECTORS, AMERON INTERNATIONAL CORPORATION:

We have audited the accompanying consolidated balance sheets of Ameron International Corporation (a Delaware corporation) and subsidiaries as of November 30, 1997 and 1996, and the related consolidated statements of income, cash flows and stockholders' equity for each of the three years in the period ended November 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ameron International Corporation and subsidiaries as of November 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1997, in conformity with generally accepted accounting principles.

/s/ ARTHUR ANDERSEN LLP

ARTHUR ANDERSEN LLP
Los Angeles, California
January 19, 1998


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

/s/ JAMES S. MARLEN                     /s/ GARY WAGNER

   JAMES S. MARLEN                         GARY WAGNER
Chairman of the Board,                 Senior Vice President
President & Chief Executive Officer    & Chief Financial Officer

                              BUSINESS SEGMENTS

Ameron classifies its business operations into four segments. The Protective Coatings Group manufactures and markets high-performance industrial and marine coatings. The Fiberglass Pipe Group manufactures and markets filament-wound and molded composite fiberglass pipe, tubing, fittings and well screens. The Concrete & Steel Pipe Group manufactures and supplies concrete and steel pressure pipe, concrete non-pressure pipe, protective linings for pipe, and fabricated products. The Construction & Allied Products Group manufactures and sells ready-mix concrete, sand and aggregates, concrete pipe, and concrete and steel lighting and traffic poles.

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


                                                                          BUSINESS SEGMENTS
                                     ------------------------------------------------------------------------------------------
                                      Protective      Fiberglass      Concrete &   Construction &
(DOLLARS IN THOUSANDS )                 Coatings            Pipe      Steel Pipe   Allied Products   Unallocated   Consolidated
-------------------------------------------------------------------------------------------------------------------------------
1997
    SALES                               $190,690        $102,453        $145,599      $  94,764        $     --       $533,506
    INCOME (LOSS) BEFORE INTEREST
      AND INCOME TAXES                    16,775          12,293          15,172          9,919         (11,058)        43,101
    IDENTIFIABLE ASSETS                  119,716          78,683          91,088         60,954          82,784        433,225
    CAPITAL EXPENDITURES                   4,259           8,466           7,383          3,253           1,499         24,860
    DEPRECIATION                           2,698           3,706           3,935          4,200           1,190         15,729
-------------------------------------------------------------------------------------------------------------------------------
1996
    Sales                               $142,562        $104,056        $148,528      $ 101,794        $     --       $496,940
    Income (loss) before interest
      and income taxes                    10,073          10,052          17,936         10,680         (14,282)        34,459
    Identifiable assets                  106,917          76,610          82,811         60,906          84,422        411,666
    Capital expenditures                   4,475           2,876           2,411         14,490             975         25,227
    Depreciation                           2,435           3,804           4,072          4,487           1,280         16,078
-------------------------------------------------------------------------------------------------------------------------------
1995
    Sales                               $130,543        $ 82,752        $153,155      $ 114,955        $     --       $481,405

    Income (loss) before interest
      and income taxes                     3,248           8,777          10,496         15,178          (8,686)        29,013
    Identifiable assets                   71,432          63,892         107,092         54,228          74,737        371,381
    Capital expenditures                   3,894           2,534           5,375          2,856           1,495         16,154
    Depreciation                           2,359           4,027           4,091          4,928             660         16,065
-------------------------------------------------------------------------------------------------------------------------------


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


                                                                                     GEOGRAPHIC AREAS
                                                       -----------------------------------------------------------------------
                                                         United                               Investments &
(DOLLARS IN THOUSANDS )                                  States        Europe       Other      Eliminations      Consolidated
------------------------------------------------------------------------------------------------------------------------------
1997
   SALES TO UNAFFILIATED CUSTOMERS                      $434,839       $67,328      $31,339      $   --            $533,506
   INTERCOMPANY SALES BETWEEN GEOGRAPHIC AREAS             1,829         7,189        2,507       (11,525)             --
                                                       -----------------------------------------------------------------------
     TOTAL SALES                                        $436,668       $74,517      $33,846      $(11,525)         $533,506
                                                       -----------------------------------------------------------------------
                                                       -----------------------------------------------------------------------
   INCOME BEFORE INTEREST AND INCOME TAXES              $ 29,638       $ 2,838      $ 6,635      $  3,990          $ 43,101
   IDENTIFIABLE ASSETS                                   315,776        55,839       27,833        33,777           433,225
------------------------------------------------------------------------------------------------------------------------------
1996
   Sales to unaffiliated customers                      $396,904       $64,634      $35,402      $   --            $496,940
   Intercompany sales between geographic areas             4,705           932        5,637       (11,274)             --
                                                       -----------------------------------------------------------------------
     Total sales                                        $401,609       $65,566      $41,039      $(11,274)         $496,940
                                                       -----------------------------------------------------------------------
                                                       -----------------------------------------------------------------------
   Income before interest and income taxes              $ 22,556       $ 1,579      $ 8,026      $  2,298          $ 34,459
   Identifiable assets                                   288,017        61,951       27,976        33,722           411,666
------------------------------------------------------------------------------------------------------------------------------
1995
   Sales to unaffiliated customers                      $372,589       $73,528      $35,288      $   --            $481,405
   Intercompany sales between geographic areas             4,180         1,411        6,448       (12,039)             --
                                                       -----------------------------------------------------------------------
     Total sales                                        $376,769       $74,939      $41,736      $(12,039)         $481,405
                                                       -----------------------------------------------------------------------
                                                       -----------------------------------------------------------------------
   Income before interest and income taxes              $ 15,915       $ 1,006      $ 8,248      $  3,844          $ 29,013
   Identifiable assets                                   253,734        56,315       25,135        36,197           371,381
------------------------------------------------------------------------------------------------------------------------------
