Form 10-K405, Exhibit 13
period 1998-11-30
AMERON INTERNATIONAL CORP
filed 1999-03-01
CIK 790730

                  AMERON INTERNATIONAL 1998 FINANCIAL SECTION


                             1998
                                  AMERON
                          [LOGO]  INTERNATIONAL
                                  Annual Report


                        Selected Consolidated Financial Information          16
                        Management's Discussion & Analysis of
                          Financial Condition & Results of Operations        17
                        Consolidated Statements of Income                    21
                        Consolidated Balance Sheets                          22
                        Consolidated Statements of Cash Flows                24
                        Consolidated Statements of Stockholders' Equity      25
                        Consolidated Statements of Comprehensive Income      25
                        Notes to Consolidated Financial Statements           26
                        Report of Independent Public Accountants             33
                        Report of Management                                 33
                        Business Segments                                    34
                        Geographic Areas                                     35



                                  Exhibit 13
                                      23

SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                       Year ended November 30
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)      1998           1997           1996           1995           1994
----------------------------------------------------------------------------------------------------------------------
PER COMMON SHARE DATA
  Net income (Basic)                          $    5.17(1)   $    4.84      $    3.89      $    3.16      $    2.76(2)
  Net income (Diluted)                             5.08(1)        4.73           3.87           3.15           2.75(2)
  Dividends                                        1.28           1.28           1.28           1.28           1.28
  Basic average shares                        4,016,852      4,003,452      3,966,490      3,944,363      3,916,072
  Diluted average shares                      4,084,377      4,094,885      3,982,006      3,954,544      3,924,456
  Stock price - high                             64 5/8             70             50         37 7/8         43 1/8
  Stock price - low                              33 3/8         46 3/8         34 1/8             29         31 7/8
  Price/earnings ratio (range)                     13-7          15-10           13-9           12-9          16-12
----------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
  Sales                                       $ 552,146      $ 533,506      $ 496,940      $ 481,405      $ 417,682
  Gross profit                                  139,212        135,683        129,263        116,731        103,975
  Interest expense                              (15,646)       (12,433)       (11,134)       (11,715)       (11,191)
  Provision for income taxes                    (11,171)       (11,874)        (8,297)        (5,190)        (7,297)
  Net income                                     20,746(1)      19,372         15,410         12,452         10,790(2)
  Net income/sales                                  3.8%           3.6%           3.1%           2.6%           2.6%
  Return on equity                                 13.0%          13.0%          11.0%           9.6%           9.0%
----------------------------------------------------------------------------------------------------------------------
FINANCIAL CONDITION AT YEAR END
  Working capital                             $ 146,860      $ 154,027      $ 121,858      $ 114,458      $ 103,904
  Property,  plant and equipment, net           157,918        127,678        125,687        114,116        112,953
  Investments, advances and
     equity in affiliated companies              22,182         33,777         33,722         36,197         37,315
  Total assets                                  500,219        433,225        411,666        371,381        350,856
  Long-term debt, less current portion          165,308        140,917        112,598         91,565         92,847
----------------------------------------------------------------------------------------------------------------------
CASH FLOW
  Expenditures for property, plant
     and equipment                            $  32,744      $  24,860      $  25,227      $  16,154      $  14,934
  Depreciation and amortization                  18,699         16,676         16,445         16,226         15,995
  Business acquisitions                          46,419             --         29,032             --             --



(1) INCLUDES NET OF TAX GAIN OF $17.5 MILLION ON SALES OF ASSETS AND NET OF TAX CHARGES OF $14.1 MILLION ON ASSET WRITE-DOWNS AND OTHER CHARGES.
(2) INCLUDES NET OF TAX GAIN OF $1.8 MILLION ON THE SALE OF A COLOMBIAN SUBSIDIARY.

AMERON 1998 FINANCIAL OVERVIEW

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION &
RESULTS OF OPERATIONS

LIQUIDITY & CAPITAL RESOURCES

During 1998, the Company generated $38.1 million of cash from operations, compared to $8.1 million of cash used for operations in 1997. In addition, $31.4 million was received in 1998 from the sales of assets, compared to $2.3 million in 1997. Net borrowings for the year were $19.8 million. The funds were used for capital expenditures of $32.7 million, acquisitions of $46.4 million and payment of common dividends of $5.1 million. Cash and cash equivalents at November 30, 1998, totaled $16.4 million, an increase of $6.5 million from the prior year.

Cash provided by operating activities increased over the previous year due to lower working capital requirements as a result of higher current liabilities. Inventories and receivables increased from last year. However, this occurred in large part because of business acquisitions made during the year. Inventories and receivables purchased through acquisitions totaled $17.6 million.

Cash used in investing activities consisted principally of business acquisitions and capital expenditures. During the year, the Company acquired the worldwide Croda Coatings business from U.K.-based Croda International Plc and Hope Composites 2000, Inc., a manufacturer of fiberglass pipe and fittings in Georgia. Both transactions totaled $46.4 million. Capital expenditures of $32.7 million included the purchase of previously leased property in California, on which is located the Company's largest steel pipe facility, for $9.4 million. Remaining expenditures were primarily for the replacement and refurbishment of machinery and equipment at existing facilities. During the fiscal year ending November 30, 1999, the Company anticipates spending approximately $15 million to $25 million for capital expenditures, which will be funded from existing cash balances and lines of credit, as well as funds generated from operations.

Domestically the Company maintains a $150 million revolving credit facility with five banks. At November 30, 1998, the Company had $113 million in unused credit lines available to fund operating and investing activities worldwide. Management believes that cash flows from operations and current cash balances, together with currently available lines of credit, will be sufficient to meet future operating requirements.

RESULTS OF OPERATIONS: 1998 COMPARED WITH 1997

GENERAL

Diluted earnings per share for the fiscal year ended November 30, 1998, were $5.08 on sales of $552.1 million, compared to $4.73 per share on sales of $533.5 million in 1997. Excluding the effects of non-recurring charges and gains on asset sales, earnings from operations were $4.25 per diluted share in 1998. Return on average stockholder's equity remained at 13% for both years.

SALES

Sales increased by $18.6 million to $552.1 million in 1998 primarily due to the acquisition of Croda Coatings earlier in the year. Partially offsetting these increases were lower sales of the Company's traditional coatings due to the dramatic decline in oil prices and increased competition. Deliveries of concrete and steel pipe were also down from the prior year due to weather conditions early in the year and the effect of a six-week strike at a major facility.

Coatings Group sales increased to $214.0 million in 1998, versus $190.7 million in the prior year. Sales were up over last year due to the acquisition of Croda Coatings that took place in April 1998. Through the Croda Coatings acquisition, the Company acquired operations in the U.K., Australia and New Zealand. The market for coatings is expected to remain soft in the near term, principally due to depressed oil prices worldwide.

Fiberglass-Composite Pipe Group sales increased to $105.6 million in 1998, compared to $102.7 million in 1997. The increase was attributed to the strength in the U.S. fuel-handling market and international demand for industrial and offshore applications that more than offset the slowdown in the worldwide oilfield markets. Fuel handling is expected to decline in the second half of 1999. The decline should be offset by higher sales to Asia and the Middle East.

Concrete and Steel Pipe Group sales were $131.6 million in 1998, down from $146.1 million in 1997. The decrease was due primarily to weather-related delays that affected the timing of deliveries and to a six-week strike. Order backlog at November 30, 1998, for this segment was $135 million, significantly higher than at the end of 1997, when the backlog was $71.5 million.

Construction and Allied Products Group sales totaled $102.1 million in 1998, versus $94.9 million in the prior year. The Company's construction products business in Hawaii reported higher sales in 1998 compared to 1997 due to higher government and military construction spending.

The economy in Hawaii is not expected to improve significantly in the near term. Sales for the Company's Pole Products Division improved slightly in 1998.

GROSS PROFIT

Gross profit in 1998 was $139.2 million or 25.2% of sales, compared to gross profit of $135.7 million or 25.4% of sales in 1997. The slight decrease in gross profit margin was attributed mainly to lower margins on sales of protective coatings due to competitive pricing.

SELLING, GENERAL & ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses totaled $109.3 million in 1998 or 19.8% of sales, compared to $103.1 million or 19.3% of sales in 1997. Selling, general and administrative expenses included increased costs resulting from the acquisition of Croda Coatings in 1998 offset by lower employee benefit costs and lower accruals for environmental cleanup.

Selling, general and administrative expenses in 1998 included charges for environmental and legal claims. For a discussion on pending environmental and legal claims, refer to Note Seventeen: "Contingencies and Commitments." Given recorded reserves, the Company does not expect these matters to have a material effect on the Company's present and future financial position or its results of operations.

In the early 1970s, the Company disposed of certain quantities of waste at the Stringfellow Hazardous Waste Site in Riverside County, California, which is one of several priority sites on the Superfund list established by the U.S. Environmental Protection Agency. Ameron's waste accounted for less than one percent of the total waste deposited at the site. In 1993, the State of California was found to be 75% to 85% liable for the remediation costs of this Superfund site. However, the State of California has appealed this finding. Ameron maintains reserves that it believes to be adequate to cover expected future costs associated with this matter.

OTHER INCOME

Other income included equity in earnings of affiliated companies (see Note Two:
"Other Income"). Equity in earnings of affiliated companies totaled $6.5 million in 1998, $2.5 million higher than the previous year. Tamco, Gifford-Hill-American, Inc., Ameron Saudi Arabia, Ltd., Bondstrand, Ltd. and Oasis-Ameron, Ltd. all reported earnings.

Other income also included royalties and fees from affiliated companies and licensees, currency gains and losses, and other miscellaneous income. Royalty and fee income decreased by $.8 million in 1998 compared to prior year due to the worldwide slump in the coatings industry. Foreign currency losses were incurred by the Company's Colombian and Asian operations in 1998.

GAIN/(LOSS) ON SALE OF INVESTMENT AND OTHER ASSETS

In 1998, the Company sold its 50% ownership of Gifford-Hill-American, Inc. and two idle concrete pipe manufacturing facilities. The gain on sale totaled $26.8 million.

ASSET WRITE-DOWNS AND OTHER CHARGES

During the second half of fiscal 1998, the Company recorded pretax asset write-downs of $18.7 million and other charges of $3 million. The asset write-downs included the Company's investment in a concrete pipe venture in Saudi Arabia, certain idle concrete and steel pipe assets in the U.S. and two idle properties held by the Company in California and Hawaii. Other charges included the costs of consolidating certain facilities used by the Company's coatings business in the U.K. prior to the acquisition of Croda Coatings and severance costs associated with the elimination of approximately 200 positions in the U.S.

INTEREST

Interest expense totaled $15.6 million in 1998 compared to $12.4 million in 1997. The increase was the result of higher borrowing levels throughout 1998, principally as a result of the Croda Coatings acquisition.

PROVISION FOR INCOME TAXES

The Company's effective tax rate decreased from 38% in 1997 to 35% in 1998. The lower effective rate was attributable to higher earnings from foreign subsidiaries where the income tax rates are lower than the domestic tax rates.

NEW ACCOUNTING POLICIES

In 1998, the Company adopted Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings per Share" which requires the Company to restate earnings per share for all prior periods reported. The adoption of SFAS 128 did not have a material effect on the Company's financial position or results of operations.

In 1998, the Company adopted Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income." A statement of comprehensive income is disclosed in this report.

In 1998, Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information," was issued. The Company is required to adopt SFAS 131 during 1999.

In 1998, Statement of Financial Accounting Standards No. 132 (SFAS 132), "Employers' Disclosures about Pension and Other Post-retirement Benefits," was issued. The Company is required to adopt SFAS 132 during 1999.

SFAS 131 and SFAS 132 only require additional disclosure and have no effect on the Company's financial position or results of operations.

In 1998, Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities," was issued. The Company is required to adopt SFAS 133 for annual and interim periods ending after September 15, 1999. The Company is currently evaluating the impact of adopting SFAS 133 which is not expected to have a material effect on the Company's financial position or results of operations.

MARKET RISKS

The Company operates internationally, giving rise to exposure to market risks from changes in foreign exchange rates. The Company also borrows floating-rate debt and is subject to changes in interest rates. Derivative financial instruments are used by the Company to reduce such risks. The magnitude and volume of such transactions were not material for the periods presented. The Company does not hold or issue financial or derivative financial instruments for trading or speculative purposes. The Company provides credit to customers consistent with normal industry practice. Ameron's businesses and customers are subject to changes in competitive and economic conditions.

YEAR 2000

The Company's efforts to address Year 2000 (Y2K) issues began in 1997. In addressing the issues, the Company has employed a five-step process consisting of 1) conducting a company-wide inventory, 2) assessing Y2K compliance, 3) remediating non-compliant hardware and software, 4) testing remediated hardware and software and 5) certifying Y2K compliance. Personnel from operations and from functional disciplines, as well as information technology professionals, are involved in the process. Outside consultants have also been retained to participate in the inventory and assessment process, provide support resources on a company-wide basis and minimize duplication of efforts. Inventory and assessment activities are completed. The data are continuously updated as new information becomes available. Overall remediation efforts are estimated at approximately 85 percent complete. Communication with customers and suppliers to determine the extent of their Y2K efforts is an integral part of the program. Costs for Y2K efforts are not being accumulated separately. The costs are being expensed or capitalized as part of normal operations. Overall, the costs are not expected to have a significant effect on the Company's financial position or results of operations. The Company believes it will not have significant exposure to Y2K issues and that the risk to its operations and financial condition is not material.

RESULTS OF OPERATIONS: 1997 COMPARED WITH 1996

GENERAL

Earnings per share for the fiscal year ended November 30, 1997, were $4.73 on sales of $533.5 million, compared to $3.87 per share on sales of $496.9 million in 1996. Earnings per share in 1997 improved 22% over 1996. Return on average stockholder's equity increased to 13% in 1997 from 11% in 1996.

The significant increase in earnings mainly reflected higher sales and earnings from the Company's worldwide coatings business.

SALES

Sales increased by $36.6 million to $533.5 million in 1997, primarily due to an increase in sales of the Coatings Group. Partially offsetting the coatings increase were lower sales of construction products because of the continued economic slowdown in Hawaii. Deliveries of fiberglass, concrete and steel pipe were also down slightly in 1997 from 1996.

Coatings Group sales improved to $190.7 million in 1997, versus $143.1 million in 1996. Sales in domestic and European markets were up due principally to the acquisition of the worldwide Devoe marine business from Imperial Chemical Industries PLC (ICI) late in fiscal 1996. During the second quarter of 1997, the Company exchanged its product finishes business for a slightly larger maintenance coatings business of The Valspar Corporation.

Fiberglass-Composite Pipe Group sales decreased to $102.7 million in 1997 from $104.1 million in 1996. The decrease was attributable to increased competition and lower sales from European operations into the Middle East. Asian operations posted slightly lower sales in 1997 versus 1996. Centron, acquired by the Company in 1996, posted higher sales because of exports to worldwide oilfield markets.

Concrete & Steel Pipe Group sales were $146.1 million in 1997, down slightly from the $149.0 million posted in 1996. The decrease was due primarily to weather-related and customer-requested delays that affected the timing of deliveries. Total order backlog for this segment, at November 30, 1997, was $71.5 million, compared to a backlog of $59.7 million at the end of fiscal 1996.

Construction & Allied Products Group sales totaled $94.9 million in 1997, versus $101.8 million in 1996. The Company's construction products business in Hawaii reported substantially lower sales in 1997 compared to 1996. Construction spending in 1997 for large public and private building projects continued to decline in the Islands; spending for residential construction also declined. Sales for the Company's Pole Products Division improved slightly in 1997.

GROSS PROFIT

Gross profit in 1997 was $135.7 million or 25.4% of sales, compared to gross profit of $129.3 million or 26.0% of sales in 1996. The increase in gross profit dollars was attributed mainly to the higher sales of the Coatings Group and improved productivity from the Fiberglass-Composite Pipe Group. The decline in gross profit margin resulted from higher integration costs associated with the Devoe acquisition and competitive pressures.

SELLING, GENERAL & ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses totaled $103.1 million in 1997 or 19.3% of sales, compared to $102.3 million or 20.6% of sales in 1996. The percent of sales decrease was due partly to lower workers' compensation costs in 1997 and higher expenses related to the Centron acquisition and increased provisions for doubtful accounts and pending claims in 1996.

OTHER INCOME

Other income included equity in earnings of affiliated companies (see Note Two:
"Other Income"). Equity in earnings of affiliated companies totaled $4.0 million, an increase of $1.7 million from 1996. Tamco, Gifford-Hill-American, Inc., Bondstrand, Ltd. and Oasis-Ameron, Ltd. all reported improved earnings in 1997. Ameron Saudi Arabia, Ltd. reported its third consecutive year of losses.

Other income also included royalties and fees from affiliated companies and licensees, currency gains and losses and other miscellaneous income. Royalty and fee income rose $1.5 million in 1997 over 1996 due to new coatings licensing agreements and improved results from fiberglass pipe and coatings licensees. Foreign currency losses of $.5 million were incurred by the Company's international operations in 1997.

ASSET WRITE-DOWN

During 1996, the Company wrote down the asset value of idle property held for sale to its estimated current market value.

INTEREST

Interest expense was $12.4 million in 1997, compared to $11.1 million in 1996. The increase was the result of higher borrowing levels through-out 1997.

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

CONSOLIDATED STATEMENTS OF INCOME

                                                                  Year ended November 30
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)                 1998          1997          1996
-----------------------------------------------------------------------------------------------
Sales                                                   $ 552,146     $ 533,506     $ 496,940
Cost of sales                                            (412,934)     (397,823)     (367,677)
                                                        ---------------------------------------
Gross profit                                              139,212       135,683       129,263
Selling, general and administrative expenses             (109,345)     (103,075)     (102,320)
Other income                                               11,943        10,557         7,940
                                                        ---------------------------------------
Operating profit                                           41,810        43,165        34,883
Gain/(Loss) from sale of investment and other assets       26,853           (64)          576
Asset write-downs and other charges                       (21,669)           --        (1,000)
                                                        ---------------------------------------
Income before interest and income taxes                    46,994        43,101        34,459
Interest income                                               569           578           382
Interest expense                                          (15,646)      (12,433)      (11,134)
                                                        ---------------------------------------
Income before income taxes                                 31,917        31,246        23,707
Provision for income taxes                                (11,171)      (11,874)       (8,297)
                                                        ---------------------------------------
Net income                                              $  20,746     $  19,372     $  15,410
                                                        =======================================
Net income per share (Basic)                            $    5.17     $    4.84     $    3.89
                                                        =======================================
Net income per share (Diluted)                          $    5.08     $    4.73     $    3.87
                                                        =======================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS

                                                             As of November 30
(DOLLARS IN THOUSANDS)                                       1998         1997
--------------------------------------------------------------------------------
ASSETS
  Current assets
     Cash and cash equivalents                          $  16,376     $  9,848
     Receivables, less allowance of $5,106 in
       1998 and $5,402 in 1997                            136,380      122,352
     Inventories                                          106,654       95,752
     Deferred income tax benefits                           7,726        9,083
     Prepaid expenses and other                             6,554        4,257
                                                        ------------------------
       Total current assets                               273,690      241,292

  Investments, advances and equity in undistributed
     earnings of affiliated companies                      22,182       33,777

  Property, plant and equipment
     Land                                                  37,361       34,911
     Buildings                                             70,736       49,792
     Machinery and equipment                              237,111      216,958
     Construction in progress                              13,546       12,255
                                                        ------------------------
       Total property, plant and equipment at cost        358,754      313,916
     Less accumulated depreciation                       (200,836)    (186,238)
                                                        ------------------------
       Total property, plant and equipment, net           157,918      127,678
  Long-term deferred income tax benefits                    8,763           --
  Intangible assets, net of accumulated amortization
     of $5,220 in 1998 and $4,149 in 1997                  18,101       11,282
  Other assets                                             19,565       19,196
                                                        ------------------------
     Total assets                                       $ 500,219     $433,225
                                                        ========================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                                                            As of November 30
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)                1998         1997
--------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities
     Short-term borrowings                              $  3,024     $    715
     Current portion of long-term debt                    12,681       17,654
     Trade payables                                       37,273       31,988
     Accrued liabilities                                  50,353       32,561
     Income taxes                                         23,499        4,347
                                                       -----------------------
       Total current liabilities                         126,830       87,265

  Deferred income taxes                                       --        2,907
  Long-term debt, less current portion                   165,308      140,917
  Other long-term liabilities                             40,913       49,154
                                                       -----------------------
     Total liabilities                                   333,051      280,243

  Stockholders' equity
     Common stock, par value $2.50 a share,
       authorized 12,000,000 shares,
       outstanding 4,030,112 shares in 1998 and
       4,005,487 shares in 1997, net of
       treasury shares                                   13,007        12,946
     Additional paid-in capital                          17,828        16,969
     Retained earnings                                  187,174       171,569
     Accumulated comprehensive income                    (8,062)       (5,723)
     Less treasury stock (1,172,900 shares
       in 1998 and 1997), at cost                       (42,779)      (42,779)
                                                       -----------------------
       Total stockholders' equity                       167,168       152,982
                                                       -----------------------
     Total liabilities and stockholders' equity        $500,219      $433,225
                                                       =======================

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   Year ended November 30
(DOLLARS IN THOUSANDS)                                        1998          1997          1996
------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net income                                              $ 20,746      $ 19,372      $ 15,410
  Adjustments to reconcile net income to net cash
     provided by (used in) operating activities:
       Depreciation                                         17,671        15,729        16,078
       Amortization                                          1,028           947           367
       Provision (benefit) for deferred income taxes            --           809        (4,414)
       Equity in earnings of affiliated companies           (6,513)       (3,990)       (2,298)
       Dividends from affiliated companies                   6,599         5,056         4,152
       (Gain) loss from sale of assets                     (26,853)           64          (576)
       Non-cash asset write-downs and other charges         21,669            --            --
       Other, net                                             (962)        1,789           884
  Other changes in operating assets and liabilities,
     net of business acquisitions:
       (Increase) decrease in receivables                  (11,681)      (22,801)        2,405
       (Increase) decrease in inventories                    3,986       (13,825)         (667)
       (Increase) decrease in other current assets            (922)        1,151        (2,211)
       Increase in long-term assets                         (8,012)         (191)         (536)
       Increase (decrease) in trade payables,
         accrued liabilities and income taxes               39,301       (11,264)       10,415
       Increase (decrease) in long-term liabilities        (17,999)         (965)        5,570
                                                          --------------------------------------
     Net cash provided by (used in) operating activities    38,058        (8,119)       44,579
                                                          --------------------------------------
INVESTING ACTIVITIES
  Proceeds from sale of investment                          25,000            --            --
  Proceeds from sale of assets                               6,395         2,287         1,371
  Additions to property, plant and equipment               (32,744)      (24,860)      (25,227)
  Business acquisitions                                    (46,419)           --       (29,032)
  Other                                                        584        (2,645)       (2,995)
                                                          --------------------------------------
     Net cash used in investing activities                 (47,184)      (25,218)      (55,883)
                                                          --------------------------------------
FINANCING ACTIVITIES
  Net change in debt with maturities of
     three months or less                                    2,322          (525)         (471)
  Issuance of debt                                          37,200        47,201        65,022
  Repayment of debt                                        (19,700)      (17,000)      (43,277)
  Dividends on common stock                                 (5,141)       (5,124)       (5,076)
  Issuance of common stock                                     920           808           776
                                                          --------------------------------------
     Net cash provided by financing activities              15,601        25,360        16,974
                                                          --------------------------------------
  Effect of exchange rate changes on cash
     and cash equivalents                                       53          (556)         (212)
                                                          --------------------------------------
     Net change in cash and cash equivalents                 6,528        (8,533)        5,458
  Cash and cash equivalents at beginning of year             9,848        18,381        12,923
                                                          --------------------------------------
  Cash and cash equivalents at end of year                $ 16,376      $  9,848      $ 18,381
                                                          ======================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                    Common Stock
                                                ----------------------
                                                     Shares                   Additional    Retained
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)    Outstanding     Amount   Paid-in Capital    Earnings       Other
-----------------------------------------------------------------------------------------------------------------
Balance, November 30, 1995                        3,956,497    $12,823           $15,322    $146,987      $2,219

  Net income -- 1996                                                                          15,410
  Exercise of stock options and issuance of
     stock to employee savings plan                  28,615         72               890
  Dividends on common stock of $1.28 a share                                                  (5,076)
  Foreign currency translation adjustments                                                                (1,070)
                                                -----------------------------------------------------------------
Balance, November 30, 1996                        3,985,112     12,895            16,212     157,321       1,149

  Net income -- 1997                                                                          19,372
  Exercise of stock options                          20,375         51               757
  Dividends on common stock of $1.28 a share                                                  (5,124)
  Foreign currency translation adjustments                                                                (6,872)
                                                -----------------------------------------------------------------
Balance, November 30, 1997                        4,005,487     12,946            16,969     171,569      (5,723)

  Net income -- 1998                                                                          20,746
  Exercise of stock options                          24,625         61               859
  Dividends on common stock of $1.28 a share                                                  (5,141)
  Minimum pension liability adjustment                                                                      (502)
  Foreign currency translation adjustments                                                                (1,837)
                                                -----------------------------------------------------------------
BALANCE,  NOVEMBER 30, 1998                       4,030,112    $13,007           $17,828    $187,174     $(8,062)
                                                =================================================================

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                 Year ended November 30
(DOLLARS IN THOUSANDS)                                      1998           1997           1996
------------------------------------------------------------------------------------------------
Net Income                                               $20,746        $19,372        $15,410
  Other comprehensive losses:
     Foreign currency translation adjustments             (1,837)        (6,872)        (1,070)
     Minimum pension liability adjustments                  (502)            --             --
                                                         ---------------------------------------
     Other comprehensive losses, net of tax               (2,339)        (6,872)        (1,070)
                                                         ---------------------------------------
  Comprehensive income                                   $18,407        $12,500        $14,340
                                                         =======================================

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

REVENUE RECOGNITION
Revenue from sales of coatings, fiberglass-composite pipe, construction products and certain other products is recorded at the time the goods are shipped or when title passes. Revenue from sales of concrete and steel pipe is recorded at shipment or at the time the pipe is inspected and accepted by the customer.

RESEARCH & DEVELOPMENT COSTS
Research and development costs are expensed as incurred. Such costs were approximately $5,155,000 in 1998, $5,534,000 in 1997 and $4,400,000 in 1996.

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

NET INCOME PER SHARE
In 1998, the Company adopted Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings Per Share," which requires the Company to disclose both basic and diluted earnings per share. The basic earnings per share is computed on the basis of the weighted average number of common shares outstanding. The diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding each year, plus common stock equivalents related to diluted stock options. The number of shares used in the computation of basic per share data was 4,016,852 in 1998, 4,003,452 in 1997, and 3,966,490 in 1996. The number of shares used in the computation of diluted per share data was 4,084,377 in 1998, 4,094,885 in 1997 and 3,982,006 in 1996.

COMPREHENSIVE INCOME
Components of comprehensive income, as detailed on the Consolidated Statements of Comprehensive Income, are net of tax. The related tax effect of foreign currency translation adjustments was $989,000, $4,212,000, and $576,000 in 1998, 1997 and 1996, respectively. The related tax effect of minimum pension liability adjustment was $270,000 in 1998.

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

DEPRECIATION METHOD
Depreciation is computed principally using the straight-line method based on estimated useful lives of the assets. Annual rates of depreciation are as follows:


                                             Percentage of Cost
-----------------------------------------------------------------
Buildings                                         2.50 - 10.00
Machinery and equipment
  Autos, trucks and trailers                      6.67 - 50.00
  Cranes and tractors                            10.00 - 15.00
  Manufacturing equipment                         6.67 - 33.33
  Other                                           5.00 - 66.67


Depreciation expense was $17,671,000 in 1998, $15,729,000 in 1997 and
$16,078,000 in 1996.

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

STOCK OPTIONS
In 1997, the Company adopted Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." As permitted under this standard, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued to Employees" in accounting for its stock options and other stock-based employee awards. Pro forma information regarding net income and earnings per share, as calculated under the provisions of SFAS 123, are disclosed in Note Sixteen.

LONG-LIVED ASSETS
In 1997, the Company adopted Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of," which requires impairment losses to be recorded on long-lived assets used in operations when indications of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. As of November 30, 1998, the carrying value of the Company's assets held for sale, in aggregate ,was $2,143,000. The fair market value of these assets total $2,975,000. The adoption of SFAS 121 did not have a material effect on the Company's financial position or results of operations.

PENDING ACCOUNTING CHANGES
In 1998, Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information," was issued. The Company is required to adopt SFAS 131 during 1999.

In 1998, Statement of Financial Accounting Standards No. 132 (SFAS 132), "Employers' Disclosures about Pension and Other Post-retirement Benefits," was issued. The Company is required to adopt SFAS 132 during 1999.

SFAS 131 and SFAS 132 only require additional disclosure and have no effect on the Company's financial position or results of operations.

In 1998, Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities," was issued. The Company is required to adopt SFAS 133 for annual and interim periods ending after September 15, 1999. The Company is currently evaluating the impact of adopting SFAS 133 which is not expected to have a material effect on the Company's financial position or results of operations.

SUPPLEMENTAL CASH FLOW INFORMATION


(IN THOUSANDS)                                            1998         1997        1996
----------------------------------------------------------------------------------------
Interest paid                                          $15,085      $12,428     $ 9,545
Income taxes paid, net                                   4,536       16,919       9,010
Business acquisitions:
    Fair value of assets acquired                       55,466           --      29,245
    Less fair value of assumed liabilities               9,047           --         213
                                                       ---------------------------------
    Total business acquisitions                        $46,419           --     $29,032
                                                       ---------------------------------


NOTE TWO: OTHER INCOME
Other income for the years ended November 30 included the following:


(IN THOUSANDS)                                            1998         1997        1996
----------------------------------------------------------------------------------------
Royalties and fees from affiliated
    companies and licensees                           $  5,201      $ 6,051     $ 4,557
Equity in earnings of
    affiliated companies                                 6,513        3,990       2,298
Foreign currency gain/(loss)                              (535)        (481)        558
Miscellaneous                                              764          997         527
                                                      ----------------------------------
                                                      $ 11,943      $10,557     $ 7,940
                                                      ==================================


The Company provides technical services and receives fees, royalties and other income from several of its affiliates and licensees, which are included above.

NOTE THREE: CASH & CASH EQUIVALENTS
At November 30, 1998, the Company had approximately $350,000 invested in time deposits. The Company had $270,000 in cash equivalents at November 30, 1997. The carrying value of cash and cash equivalents approximates their fair value.


NOTE FOUR: RECEIVABLES
Receivables at November 30 were as follows:


(In thousands)                                            1998         1997
-----------------------------------------------------------------------------
Trade                                                 $133,745     $115,740
Affiliated companies                                     2,435        2,574
Other                                                    5,306        9,440
Reserve                                                 (5,106)      (5,402)
                                                     ------------------------
                                                      $136,380     $122,352
                                                     ========================


The Company's provision for bad debts was $2,169,000 in 1998, $1,798,000 in 1997 and $2,583,000 in 1996.


NOTE FIVE: INVENTORIES
Inventories at November 30 were as follows:


(IN THOUSANDS)                                            1998         1997
-----------------------------------------------------------------------------
Finished products                                     $ 62,888      $56,989
Products in process                                     20,988       18,791
Materials and supplies                                  22,778       19,972
                                                      -----------------------
                                                      $106,654      $95,752
                                                      =======================


Certain steel inventories are valued using the last-in, first-out cost method. These items comprised 2.5% of consolidated inventories at November 30, 1998 and 1997. If such inventories had been valued using the first-in, first-out cost method, total inventories would have increased by $1,472,000 and $1,776,000 at November 30, 1998 and 1997, respectively.

NOTE SIX: AFFILIATED COMPANIES
During 1998 the Company had certain principal investments, which have been accounted for by the equity method, as summarized below:


                                                                  Ownership
Products                           Affiliate                       Interest
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


As discussed in Notes Seven and Nine, in the fourth quarter of 1998, the Company's investment in Gifford-Hill-American, Inc. was sold; and the Company's investment in Ameron Saudi Arabia Ltd. was written down to zero value.

Investments in affiliated companies and the amount of undistributed retained earnings included in the Company's consolidated retained earnings at November 30 were as follows:


                                          Concrete
                                              pipe       Steel
(IN THOUSANDS)                            products    products        Other       Total
---------------------------------------------------------------------------------------
Investment, November 30, 1998
  Cost                                    $  6,094    $  8,482     $  3,706    $ 18,282
  Accumulated equity in
     undistributed earnings                  7,019      12,905        2,962      22,886
  Reserves                                 (13,113)     (4,612)      (1,261)    (18,986)
                                         ----------------------------------------------
                                          $     --    $ 16,775     $  5,407    $ 22,182
                                         ==============================================
Dividends Received in Fiscal 1998         $  2,250    $  3,025     $  1,324    $  6,599
                                         ==============================================
Investment, November 30, 1997
  Cost                                     $ 6,194    $  8,482     $  3,706    $ 18,382
  Accumulated equity in
     undistributed earnings                 13,292      11,034        2,364      26,690
  Reserves                                  (7,981)     (2,741)        (573)    (11,295)
                                         ----------------------------------------------
                                           $11,505    $ 16,775     $  5,497    $ 33,777
                                         ----------------------------------------------
Dividends Received in Fiscal 1997          $ 1,062    $  3,025     $    969    $  5,056
                                         ==============================================


The Company has provided for income taxes on the undistributed earnings of its affiliated companies.

The Company's investments in Ameron Saudi Arabia, Ltd., Bondstrand, Ltd. and Oasis-Ameron, Ltd. were recorded based on audited financial statements as of December 31, 1997, and unaudited financial statements as of September 30, 1998. The investment in Tamco was based on audited financial statements as of November 30, 1998.

Summarized and combined financial information for affiliates in the concrete pipe products business follows:

Financial Condition


(IN THOUSANDS)                                            1998         1997
----------------------------------------------------------------------------
Current assets                                         $51,260     $ 70,719
Noncurrent assets                                       24,577       35,076
                                                       ---------------------
                                                       $75,837     $105,795
                                                       =====================

Current liabilities                                    $32,842     $ 36,088
Noncurrent liabilities                                   1,124       14,798
Stockholders' equity                                    41,871       54,909
                                                       ---------------------
                                                       $75,837     $105,795
                                                       =====================



Results of Operations


(IN THOUSANDS)                                1998        1997         1996
----------------------------------------------------------------------------
Net sales                                  $69,041     $56,295      $38,753
                                           =================================
Gross profit                               $11,092     $12,151      $ 8,987
                                           =================================
Net income (loss)                          $3,864      $   207      $(2,397)
                                           =================================


Summarized and combined financial information for Tamco, Bondstrand, Ltd. and Oasis-Ameron, Ltd. follows:

Financial Condition


(IN THOUSANDS)                                            1998         1997
---------------------------------------------------------------------------
Current assets                                         $61,442      $58,504
Noncurrent assets                                       33,281       30,538
                                                      ---------------------
                                                       $94,723      $89,042
                                                      =====================

Current liabilities                                    $29,337      $26,442
Noncurrent liabilities                                   5,829        5,024
Stockholders' equity                                    59,557       57,576
                                                      ---------------------
                                                       $94,723      $89,042
                                                      =====================


Results of Operations


(IN THOUSANDS)                                1998        1997         1996
----------------------------------------------------------------------------
Net sales                                 $168,393    $173,041     $150,116
                                          ==================================
Gross profit                              $ 41,186    $ 29,949     $ 26,711
                                          ==================================
Net income                                $ 15,414    $ 10,017     $  8,432
                                          ==================================


The amount of investments and accumulated equity in the undistributed earnings in the Middle Eastern affiliates was approximately $5,500,000 and $16,000,000 at November 30, 1998 and 1997.

Sales and technical services provided by the Company to affiliates in the Middle East totaled approximately $2,100,000 in 1998, $2,300,000 in 1997 and $1,200,000 in 1996, and related receivables aggregated approximately $2,200,000 at November 30, 1998, and $2,300,000 at November 30, 1997.


NOTE SEVEN: SALE OF ASSETS
During the fourth quarter of 1998, the Company sold its 50% ownership of Gifford-Hill-American, Inc. This sale resulted in an after-tax gain of $15.6 million or $3.82 per share, for the year. The Company also sold two idle facilities for an after-tax gain of $1.8 million or $.45 per share.


NOTE EIGHT: BUSINESS ACQUISITIONS
In the first quarter of fiscal 1996, the Company acquired for cash substantially all the assets of Centron Corporation (Centron). Centron, located in Mineral Wells, Texas is a manufacturer of fiberglass pipe for the worldwide oilfield market. The acquisition was accounted for as a purchase and Centron's results of operations have been included in the Company's consolidated financial statements since January 1996.

During the fourth quarter of fiscal 1996, the Company acquired for cash the worldwide Devoe marine coatings business of Imperial Chemical Industries PLC,
(ICI). The acquisition was accounted for as a purchase and its results of operations were included in the Company's consolidated financial statements beginning in the fourth quarter of fiscal 1996.

During the first quarter of fiscal 1997, the Company acquired the maintenance coatings business of The Valspar Corporation for cash and the assets of the Company's product finishes business. The transaction was accounted for as a purchase, and its results of operations were included in the Company's consolidated financial statements beginning in the second quarter of fiscal 1997.

During the second quarter of fiscal 1998, the Company acquired for cash the worldwide Croda Coatings business of Croda International Plc (Croda).This acquisition was accounted for as a purchase, and the results of operations were included in the Company's consolidated financial statements beginning in the second quarter of fiscal 1998.

During the second quarter of fiscal 1998, the Company acquired for cash Hope Composites 2000, Inc., a privately-owned manufacturer of fiberglass pipe and fittings in Georgia. This acquisition was accounted for as a purchase, and the results of operations were included in the Company's consolidated financial statements beginning in the second quarter of fiscal 1998.

The above acquisitions totaled $81,523,000. The excess of the purchase price over the fair value of the assets acquired was $19,289,000. The Company recorded $15,217,000 as goodwill and $4,072,000 as other intangibles, consisting primarily of trademarks and know-how. Goodwill is being amortized on a straight-line basis over a period not to exceed 40 years. Other intangible assets are being amortized on a straight-line basis over periods ranging from 3 to 10 years.


NOTE NINE: ASSET WRITE-DOWNS AND OTHER CHARGES

In the second half of fiscal 1998, the Company recorded pretax asset write-downs of $18.7 million and other charges of $3 million. These charges included revaluation of under performing assets to their estimated realizable values, facility consolidations and related severance costs for approximately 200 positions.

Asset write-downs and other charges incurred by the Company were as follows:


(IN THOUSANDS)                                                         1998
----------------------------------------------------------------------------
Investment write-down                                               $10,505
Property and equipment write-downs                                    8,195
Employee severance costs                                              2,500
Facility consolidations                                                 469
                                                                    --------
Total                                                               $21,669
                                                                    ========


Management periodically evaluates the recoverability of its long-lived assets on the basis of SFAS 121 whenever events or circumstances indicate the asset may be impaired. As a result of such a review during the fourth quarter of 1998, the Company determined certain investment and asset write-downs were required.

Management reviewed the recoverability of the Company's investment in Ameron Saudi Arabia Ltd. (ASAL), given the significant decline in oil prices that occurred in 1998 and related anticipated reduction in infrastructure spending in Saudi Arabia. ASAL recorded losses for the past few years and a small profit in the current year. As a result of the economic events earlier in the year, management determined that its investment in ASAL was impaired. The charge of $10.5 million represents a write-off of the Company's net investment in ASAL.

The property and equipment write-downs related to real property held for sale in California and Hawaii, as well as the write-down of manufacturing equipment associated with a discontinued product line. The California property was originally purchased in 1990 as a manufacturing site and is currently held for sale. The write-down to estimated net realizable value was based upon recent independent third-party offers to purchase the property. The portion of the total charge attributable to the California property was $1 million.

Land was purchased in 1991 for the development of a quarry in Hawaii. The overall market failed to expand in Hawaii because of the economic downturn in the Pacific Rim during 1998. As a result, management determined that an adjustment of $3.8 million was required to record the land at estimated current market value.

During the fourth quarter, the Company discontinued certain pre-stressed concrete pipe and thick-walled reinforced concrete pipe product lines. The portion of the charge associated with the write-down of equipment used exclusively to manufacture these products was $3.4 million.

The severance cost of $2.5 million related to the elimination of approximately 200 positions throughout the Company's domestic operations. Initial severance and benefit payments totaled approximately $1.2 million in 1998. Remaining payments of approximately $1.3 million are anticipated to be paid in 1999.

The facility consolidations included the shutdown of the Portland, Oregon concrete pipe plant and the closure of warehouses in the United Kingdom, which were operated by a subsidiary of the Company prior to the Croda
Coatings acquisition. The costs associated with the closures totaled $469,000.

Asset write-downs and other charges by business segment were as follows:


(IN THOUSANDS)                                                         1998
---------------------------------------------------------------------------
Coatings                                                            $   905
Fiberglass-Composite Pipe                                               248
Concrete & Steel Pipe                                                 4,235
Construction & Allied Products                                        4,065
Investment                                                           10,505
Corporate                                                             1,711
                                                                    -------
                                                                    $21,669
                                                                    =======


NOTE TEN: ACCRUED LIABILITIES
Accrued liabilities at November 30 were as follows:


(IN THOUSANDS)                                            1998         1997
---------------------------------------------------------------------------
Compensation and benefits                              $14,603      $12,879
Advances from customers                                  9,156          816
Interest                                                 6,615        4,330
Reserves for pending claims and litigation               4,413        3,342
Self-insurance reserves                                  4,271        2,053
Taxes (other than income taxes)                          3,652        3,181
Commissions and royalties                                1,353        1,314
Other                                                    6,290        4,646
                                                       --------------------
                                                       $50,353      $32,561
                                                       ====================


NOTE ELEVEN: OTHER LONG-TERM LIABILITIES
Other long-term liabilities at November 30 were as follows:


(IN THOUSANDS)                                            1998         1997
---------------------------------------------------------------------------
Reserves for pending claims and litigation             $11,724      $15,887
Compensation and benefits                                8,942       13,955
Interest and self-insurance reserves                     8,421       11,114
Other                                                   11,826        8,198
                                                       --------------------
                                                       $40,913      $49,154
                                                       ====================


NOTE TWELVE: EMPLOYEE BENEFIT PLANS
The Company has a qualified, defined benefit, noncontributory pension plan for employees not covered by union pension plans, which is accounted for in accordance with SFAS No. 87. Benefits paid to retirees are based upon age at retirement, years of credited service and average compensation or negotiated benefit rates. The Company's funding policy is to make contributions to the plan sufficient to meet the minimum funding requirements of applicable laws and regulations, plus such additional amounts, if any, as the Company deems appropriate based on actuarial consultants' recommendations.

Assets of the defined benefit plan are invested in a directed trust. Assets in the trust are invested in equity securities of corporations (including $6,508,000 of the Company's common stock at November 30, 1998), U.S. government obligations, derivative securities, corporate bonds and money market funds.

The Company has a supplemental non-qualified, non-funded retirement plan, for which the Company has purchased cost recovery life insurance on the lives of the participants. The Company is the sole owner and beneficiary of such policies. The amount of the coverage is designed to provide sufficient revenues to cover all costs of the plan if assumptions made as to mortality experience, policy earnings and other factors are realized. As of November 30, 1998 and 1997, the cash surrender value of these policies was $6,800,000 and $5,899,000, respectively.

Net periodic pension cost for the years ended November 30 consisted of the following:


(IN THOUSANDS)                                1998        1997         1996
---------------------------------------------------------------------------
Service cost:
  Defined benefit plan                     $ 2,102    $  1,912     $  1,953
  Supplemental plan                            306         246          217
Interest cost:
  Defined benefit plan                       8,785       8,707        8,292
  Supplemental plan                            347         300          250
Return on plan assets                       (9,141)    (35,281)     (14,996)
Net deferral/(benefit):
  Defined benefit plan                      (7,608)     23,670        4,560
  Supplemental plan                            214         339          346
                                           --------------------------------
Net periodic pension (benefit)cost         $(4,995)   $   (107)    $    622
                                           ================================


The following table sets forth the funding status of the qualified, defined benefit plan and the amount recognized in the Company's balance sheet at November 30:


(IN THOUSANDS)                                            1998         1997
---------------------------------------------------------------------------
Actuarial present value of:
  Vested benefit obligation                           $131,867     $112,632
  Non-vested benefits                                      929          452
                                                      ---------------------
Accumulated benefit obligation                         132,796      113,084
Effect of salary increases                               7,432        8,121
                                                      ---------------------
Actuarial present value of
  projected benefit obligation                         140,228      121,205
Less plan assets at market value                       151,755      150,454
                                                      ---------------------
Plan assets in excess of projected
  benefit obligation                                   (11,527)     (29,249)
Unrecognized asset                                       9,546       33,130
                                                      ---------------------
Accrued pension cost in
  consolidated balance sheets                         $ (1,981)    $  3,881
                                                      =====================

The following table sets forth the status of the supplemental plan as of November 30:


(IN THOUSANDS)                                            1998         1997
---------------------------------------------------------------------------
Actuarial present value of:
  Vested benefit obligation                            $ 4,780       $3,581
  Non-vested benefits                                       --            7
                                                       --------------------
Accumulated benefit obligation                           4,780        3,588
Effect of salary increases                                 966          751
                                                       --------------------
Actuarial present value of projected
  benefit obligation                                     5,746        4,339
Unrecognized obligation                                   (371)        (503)
Unrecognized net loss                                   (1,468)        (552)
Amount reflected as additional minimum
  pension liability                                        873          304
                                                       --------------------
Accrued pension cost in consolidated
  balance sheets                                       $ 4,780       $3,588
                                                       ====================


The 1998 actuarial computations for both the qualified, defined benefit plan and the supplemental plan assumed a discount rate of 6.25% and annual salary increases of 3.75%. The qualified, defined benefit plan assumed an expected long-term rate of return of 9.75%.

Approximately 18% of the Company's employees are covered by union-sponsored, collectively bargained, multi-employer pension plans. The Company contributed and charged to expense $2,900,000, $2,700,000 and $2,600,000 in 1998, 1997 and 1996, respectively. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of hours worked. Information from the plans' administrators is not available to permit the Company to determine its share of unfunded vested benefits, if any. The Company has no intention of withdrawing from any of these plans, nor is there any intention to terminate such plans.

The Company has a deferred compensation plan providing key executives with the opportunity to participate in an unfunded, deferred compensation program. Under the program, participants may defer base compensation and bonuses and earn interest on their deferred amounts. The program is not qualified under
Section 401 of the Internal Revenue Code. The total of participant deferrals, which is reflected in long-term liabilities, was $6,865,000 at November 30, 1998, and $6,297,000 at November 30, 1997. The participant deferrals earn interest at a rate based on U.S. Government Treasury rates. The interest expense related to this plan was $610,000 in 1998, $550,000 in 1997 and $392,000 in 1996.

The Company has a life insurance plan wherein eligible executives are provided with life insurance protection based upon three times base salary. Upon retirement, the executive is provided with life insurance protection based upon final base salary. Benefits may be paid as a lump sum or as an annual income to the identified survivor over ten years. The expense related to this plan was $394,000 in 1998, $361,000 in 1997 and, $350,000 in 1996.

In connection with the above two plans, whole life insurance contracts were purchased on the related participants. At November 30, 1998 and 1997, the cash surrender value of these policies was $10,731,000 and $9,197,000, respectively, net of loans of $2,043,000.

The Company provides to certain employees a savings plan under Section 401(k) of the Internal Revenue Code. The savings plan allows for deferral of income up to a certain percentage through contributions to the plan and, within certain restrictions, Company matching contributions are in the form of cash. In 1996, contributions were in the form of the Company's common stock and cash. In 1998, 1997 and 1996, the Company recorded expenses for matching contributions of $482,000, $286,000 and $433,000, respectively, while 4,840 shares of common stock were issued by the Company to the savings plan in 1996.


NOTE THIRTEEN: INCOME TAXES
The provision for income taxes for the years ended November 30 included the following:


(IN THOUSANDS)                                1998        1997         1996
---------------------------------------------------------------------------
Current
  Federal                                 $ 14,993     $ 9,875      $ 9,320
  Foreign                                    3,110         (82)       1,730
  State                                      3,381       1,272        1,661
                                          ---------------------------------
                                          $ 21,484     $11,065      $12,711
Deferred
  Federal                                 $ (8,352)    $   676      $(3,755)
  Foreign                                     (397)        (63)         (46)
  State                                     (1,564)        196         (613)
                                          ---------------------------------
                                          $(10,313)    $   809      $(4,414)
                                          ---------------------------------
                                          $ 11,171     $11,874      $ 8,297
                                          =================================


The principal types of temporary differences and the tax effect of each, which give rise to the deferred tax provision (benefit), for the years ended November 30 follow:


(IN THOUSANDS)                                1998        1997         1996
----------------------------------------------------------------------------
Accelerated depreciation                  $ (1,304)     $ (306)     $    (6)
Change in nondeductible reserves            (4,364)      1,601       (3,801)
Equity in earnings of
  affiliated companies                      (3,425)       (482)        (343)
Capital loss carryforwards                   2,347          --           --
Write down of fixed assets                  (3,198)         --         (410)
Federal alternative minimum tax
  and State loss carryforwards                  --          --           32
Other, net                                    (369)         (4)         114
                                          ---------------------------------
                                          $(10,313)     $  809      $(4,414)
                                          =================================


Deferred tax assets (liabilities) were comprised of the following as of November 30:


(IN THOUSANDS)                                            1998         1997
---------------------------------------------------------------------------
Non-current deferred taxes
  Employee benefits                                   $  7,059     $  9,394
  Self insurance/claims reserves                        15,071        7,979
  Other reserves                                         1,158           --
  Investments                                               --       (2,696)
  Fixed assets                                         (15,069)     (19,571)
  Federal and State tax credit and
     loss carry forwards                                    --        2,347
  Other                                                    544         (360)
                                                      ---------------------
Net non-current deferred tax assets/(liabilities)     $  8,763     $ (2,907)
Current deferred taxes
  Employee benefits                                   $  2,252     $  2,732
  Self-insurance/claims reserves                         1,353        1,435
  Accounts receivable                                    1,435        1,401
  Inventory                                              2,910        3,273
  Other reserves                                             9           --
  Other                                                   (233)         242
                                                      ---------------------
Net current deferred tax assets                       $  7,726     $  9,083
                                                      ---------------------
Net deferred tax assets                               $ 16,489     $  6,176
                                                      =====================


The tax provision represents effective tax rates of 35%, 38% and 35% of pretax income for the years ended November 30, 1998, 1997 and 1996, respectively. A reconciliation of income taxes provided at the effective income tax rate and the amount computed at the federal statutory income tax rate of 35% for the years ended November 30, 1998, 1997 and 1996 follows:


(IN THOUSANDS)                                1998        1997         1996
---------------------------------------------------------------------------
Domestic pretax income                     $21,497     $24,746      $17,534
Foreign pretax income                       10,420       6,500        6,173
                                           --------------------------------
                                           $31,917     $31,246      $23,707
                                           ================================

Taxes at federal statutory rate            $11,171     $10,936      $ 8,297
State taxes (net of federal tax benefit)     1,181         954          681
Foreign losses with no federal benefit         460          87           11
Percentage depletion                          (350)       (379)        (484)
Foreign branch withholding taxes               420         571          (20)
Equity in earnings of
  affiliated companies                      (1,910)     (1,484)        (948)
Other, net                                     199       1,189          760
                                           --------------------------------
                                           $11,171     $11,874      $ 8,297
                                           ================================


In 1998, the Company settled items disputed with the Internal Revenue Service relating to the audit of fiscal years 1987 through 1989. The related refund received was not material to the Company's financial statements.

In 1996, the Internal Revenue Service completed the examination of the Company's 1990 through 1992 Federal income tax returns, and issued an assessment. The Company agreed and paid the tax on a portion of the assessment, and filed an appeal with respect to the portion that is in dispute. The Internal Revenue Service is in the process of reviewing this appeal. The resolution of these matters is not expected to have a material effect on the Company's financial position or its results of operations.

NOTE FOURTEEN: DEBT
Short-term borrowings consisted of loans payable to banks by foreign subsidiaries totaling $3,024,000 and $715,000 as of November 30, 1998, and 1997, respectively. The average interest rate on these loans was approximately 7.25% in 1998 and 9.51% in 1997.

Domestically, the Company has uncommitted, short-term bank credit lines totaling $19,400,000 with interest at various money market rates.

Long-term debt as of November 30 consisted of the following:


(IN THOUSANDS)                                            1998         1997
---------------------------------------------------------------------------
Fixed-rate unsecured notes payable:
  8.63%, payable in annual principal
     installments of $5,000                            $    --      $ 5,000
  9.79%, payable in annual principal
     installments of $12,000                            24,000       36,000
  7.92%, payable in annual principal
     installments of $8,333,
     commencing in 2001                                 50,000       50,000
Variable-rate industrial development bonds,
  payable in 2016 (3.20% at November 30, 1998)           7,200        7,200
Variable-rate unsecured bank
  revolving  credit facilities
  (approximately 5.90% at November 30, 1998)            94,406       57,429
Variable-rate unsecured bank loan,
  payable by a consolidated subsidiary in
  Dutch guilders, with annual principal
  installments of approximately $681
  (4.17% at November 30, 1998)                           2,383        2,942
                                                      ---------------------
                                                       177,989      158,571
Less current portion                                    12,681       17,654
                                                      ---------------------
                                                      $165,308     $140,917
                                                      =====================


The Company maintains a $150,000,000 revolving credit facility with five banks. The Company may, at its option, borrow at interest rates based on specified margins over money market rates, at any time until April 2003, when all borrowings under the facility must be repaid. At November 30, 1998, $85,000,000 was borrowed under this facility.

Additionally, two consolidated subsidiaries maintain revolving credit facilities with four banks. The subsidiaries may borrow in various currencies, at interest rates based on specified margins over money market rates. One subsidiary is able to borrow up to the equivalent of $7,000,000 at any time through October 2001 under one facility, and $3,000,000 through September 1999 under a second facility. A third arrangement permits borrowings up to $6,000,000; this availability declines by $600,000 semi-annually. The other subsidiary is able to borrow up to the equivalent of $3,000,000 at any time under one facility. At November 30, 1998, $8,461,000 was available under these arrangements. At November 30, 1998, $9,406,000 was borrowed under these bank facilities.

Future payments due on long-term debt total $12,681,000 in 1999, $12,681,000 in 2000, $12,680,000 in 2001, $8,673,000 in 2002, and $9,046,000 in 2003.

The lending agreements contain various restrictive covenants, including the requirement to maintain specified amounts of working capital and net worth and restrictions on cash dividends, borrowings, liens, investments and guarantees. Under the most restrictive provisions of the Company's lending agreements, approximately $10,695,000 of retained earnings was not restricted at November 30, 1998, as to the declaration of cash dividends and/or the repurchase of Company stock. At November 30, 1998, the Company was in compliance with all financial covenants.

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


                                                        November 30, 1998
                                                      ---------------------
                                                      Carrying         Fair
(IN THOUSANDS)                                          Amount        Value
---------------------------------------------------------------------------
Short-term borrowings                                 $  3,024     $  3,024
Fixed-rate, long-term debt                              74,000       80,009
Variable-rate, long-term debt                          103,989      103,989


The carrying values of short-term and variable-rate, long-term debt are a reasonable estimate of their fair value. The estimated fair value of the Company's fixed-rate long-term debt is based on U.S. government notes plus an estimated spread at November 30, 1998, for similar securities with similar remaining maturities.

NOTE FIFTEEN: LEASE COMMITMENTS
Rental expense under long-term operating leases of property, vehicles and other equipment was $6,216,000 in 1998, $6,170,000 in 1997 and $7,201,000 in
1996. At November 30, 1998, future rental commitments under these leases totaled $49,003,000. Future rental commitments are payable as follows:


                                  Year ending
(IN THOUSANDS)                    November 30                            Amount
-------------------------------------------------------------------------------
                                         1999                           $ 5,319
                                         2000                             4,768
                                         2001                             3,898
                                         2002                             2,925
                                         2003                             2,015
                                2004 - Beyond                            30,078
                                                                        -------
                                                                        $49,003
                                                                        =======


Minimum payments for leases have not been reduced by minimum noncancelable sublease rentals aggregating $3,950,000 for operating leases.

NOTE SIXTEEN: INCENTIVE STOCK COMPENSATION PLANS
At November 30, 1998, the Company had various stock option plans, which are described below. The Company applies Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and related interpretations in accounting for its various stock option plans. In 1997, the Company adopted Statement of Financial Accounting Standards No. 123 (SFAS
123), "Accounting for Stock-Based Compensation."

On January 27, 1992, the Board of Directors of the Company adopted the Incentive Stock Compensation Plan ("1992 Incentive Plan"). Under the terms of the 1992 Incentive Plan, 1.5% of the total number of shares of common stock outstanding on the preceding December 31 are available for grant of awards in the following calendar year to key employees.

The Company has reserved 341,484 shares of common stock for sale to employees under the 1992 Incentive Plan at November 30, 1998. The plan provides for the issuance of additional options to purchase not more than 250,000 shares of common stock in the form of incentive options under the provisions of Section 422 of the Internal Revenue Code. Options can be incentive options or non-qualified options and may be granted for up to 10 years. Awards under the 1992 Incentive Plan may include but are not limited to stock bonuses, stock options, convertible securities and restricted stock grants. Restrictions may limit the sale, transfer, voting rights and dividends on these shares. At November 30, 1998, 16,525 were available for future grants.

On June 27, 1994, the Board of Directors of the Company adopted the 1994 Nonemployee Director Stock Option Plan (Nonemployee Director Plan). On March 27, 1995, the Nonemployee Director Plan was approved by the stockholders at the Annual Stockholder's Meeting. Under the terms of the Nonemployee Director Plan, each Nonemployee Director shall automatically be granted 1,000 options on the first business day following the date of the annual meeting of the stockholders of the Company at which the directors of the Company are elected. The aggregate number of shares issued and issuable shall not exceed 120,000. As of November 30, 1998, the Company had reserved 27,000 shares of common stock for sale under the Nonemployee Director Plan.

For both the 1992 Incentive Plan and the Nonemployee Director Plan, the exercise price of each option equals the market price of the Company's stock on the date of grant, and an option's maximum term is 10 years. Options are granted at various periods during the fiscal year under both plans and vest over 5 years.

SFAS 123 requires the Company to provide pro forma information regarding net income and earnings per share as if compensation cost for the Company's stock option plans had been determined in accordance with the fair value based method prescribed in SFAS 123. The Company estimates the fair value of stock options at the grant date by using the Black Scholes option pricing model with the following weighted average assumptions used for grants in 1997 and 1998, respectively: dividend yield of .19% and .04%; an expected volatility of 21.6%; risk-free rates of 6.22%, 6.36%, 5.48% and 5.50% for the 1992 plan and risk-free rates of 6.66% and 5.62% for the 1994 plan; an expected life of 5 years for the 1992 plan and an expected life of 5 years for the 1994 plan.

Under the accounting provisions of SFAS 123, the Company's net income and earnings per share would have been reduced as indicated below:


(IN THOUSANDS EXCEPT PER SHARE DATA)                      1998         1997
---------------------------------------------------------------------------
Net Income
  As Reported                                          $20,746      $19,372
  Pro Forma                                             20,275       19,087

Earnings Per Share
  As Reported                                             5.08         4.73
  Pro Forma                                               4.96         4.66


A summary of the Company's two fixed stock option plans as of November 30, 1997 and 1998, and changes during the years ending on those dates is presented below:


                                        Number of          Weighted Average
                                           Shares            Exercise Price
---------------------------------------------------------------------------
Outstanding at November 30, 1996           292,259                   $39.22
  Granted                                   55,000                    48.54
  Exercised                                (20,375)                   33.86
  Forfeited                                 (5,150)                   38.60
                                          ----------
Outstanding at November 30, 1997           321,734                    39.57
                                          ----------
Options Exercisable at Year-end            172,359                    36.96
                                          ----------
Weighted-Average
  Fair Value of Options
  Granted During the Year                                             15.27

Outstanding at November 30, 1997           321,734                    43.02
  Granted                                   78,500                    57.14
  Exercised                                (24,625)                   37.38
  Forfeited                                 (7,125)                   42.50
                                          ----------
Outstanding at November 30, 1998           368,484                    43.40
                                          ==========
Options Exercisable at Year-end            197,359                    38.11
                                          ==========
Weighted-Average
  Fair Value of Options
  Granted During the Year                                             18.27


The following table summarizes information about stock options outstanding as of November 30, 1998:


                                  Number    Weighted Average        Weighted
Range of                  Outstanding at          Remaining          Average
Exercised Prices       November 30, 1998   Contractual Life   Exercise Price
----------------------------------------------------------------------------
  $    0 to $35.00                41,925               5.17           $32.37
   35.00 to  45.00               202,059               6.53            38.93
   45.00 to  55.00                46,500               8.19            49.75
   55.00 to  65.00                78,000               9.49            57.13
                                ---------
       0 to  65.00               368,484               7.21            43.40
                                =========



                                            Number                 Weighted
Range of                            Exercisable at                  Average
Exercised Prices                 November 30, 1998           Exercise Price
---------------------------------------------------------------------------
$     0  to $35.00                          39,800                   $32.34
  35.00  to  45.00                         145,934                    38.76
  45.00  to  55.00                          11,625                    49.75
  55.00  to  65.00                              --                       --
                                          --------
      0  to  65.00                         197,359                    38.11
                                          ========

NOTE SEVENTEEN: CONTINGENCIES & COMMITMENTS
An action was filed in 1992 in the U.S. District for the District of Arizona by the Central Arizona Water Conservation District ("CAWCD") seeking damages against several parties, including the Company and the Company's customer, Peter Kiewit Sons' Company ("Kiewit"), in connection with six prestressed concrete pipe siphons furnished and installed in the 1970's as part of the Central Arizona Project ("CAP"), a federal project to bring water from the Colorado River to Arizona. The CAWCD also filed separate actions against the U.S. Bureau of Reclamation ("USBR") in the U.S. Court of Claims and with the Arizona Projects Office of the USBR in connection with the CAP siphons. The CAWCD alleged that the six CAP siphons were defective and that the USBR and the defendants in the U.S. District Court action were liable for the repair or replacement of those siphons at a claimed estimated cost of $146.7 million. On September 14, 1994, the U.S. District Court granted the Company's motion to dismiss the CAWCD action and entered judgment against the CAWCD and in favor of the Company and its co-defendants. CAWCD has filed a notice of appeal with the Ninth Circuit Court of Appeals.

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

At November 30, 1998, the Company had reserves of $8,923,000 for potential environmental liabilities and $7,215,000 associated with product liability and other legal claims.

NOTE EIGHTEEN: CAPITAL STOCK
The certificate of incorporation in Delaware authorizes 12,000,000 shares of $2.50 par value common stock, 1,000,000 shares of $1.00 par value preferred stock and 100,000 shares of $1.00 par value series A junior participating cumulative preferred stock. The preferred stock may be issued in series, with the rights and preferences of each series to be established by the Board of Directors. As of November 30, 1998, the Company had no shares of preferred stock or series A junior participating cumulative preferred stock outstanding.

The Company has a Stockholders' Rights Agreement, which entitles stockholders to purchase common stock if a party acquires 15% or more of the Company's common shares or announces a tender offer for at least 15% of its common shares outstanding.

NOTE NINETEEN: BUSINESS SEGMENTS & GEOGRAPHIC AREAS
Financial information for 1998, 1997 and 1996, with respect to the various business segments of the Company, appears on pages 34 and 35.

QUARTERLY FINANCIAL DATA (UNAUDITED)
Summarized quarterly financial data for the years ended November 30, 1998 and 1997, follow:


                                                               1998
                                       ------------------------------------------------
(IN THOUSANDS                                First      Second        Third      Fourth
EXCEPT PER SHARE DATA)                     Quarter     Quarter      Quarter     Quarter
---------------------------------------------------------------------------------------
Sales                                     $102,526    $136,974     $155,707    $156,939
Gross Profit                                24,202      36,326       38,142      40,542
Net Income (Loss)                             (940)      4,490        6,178      11,018
Diluted Net Income per Share                  (.23)       1.09         1.51        2.71


                                                               1997
                                       ------------------------------------------------
(IN THOUSANDS                                First      Second        Third      Fourth
EXCEPT PER SHARE DATA)                     Quarter     Quarter      Quarter     Quarter
---------------------------------------------------------------------------------------
Sales                                     $108,261    $131,525     $146,323    $147,397
Gross Profit                                27,683      35,208       38,490      34,302
Net Income                                     938       5,270        7,050       6,114
Diluted Net Income per Share                   .23        1.30         1.72        1.48


The Company traditionally experiences lower sales during the first fiscal quarter because of seasonal patterns associated with weather and contractor schedules.

PER SHARE DATA



                                                Stock Price               Dividends
                                          ----------------------------------------------
Quarter Ended                                 1998        1997        1998         1997
----------------------------------------------------------------------------------------
February 28                -High          $ 64 5/8    $ 52 1/2       $ .32        $ .32
                           -Low             57 1/8      46 3/8
May 31                     -High            62 3/4      55 1/2         .32          .32
                           -Low             54 3/4      47 5/8
August 31                  -High            60 1/8      58 5/8         .32          .32
                           -Low             37 5/8      54
November 30                -High            39 9/16     70             .32          .32
                           -Low             33 3/8      58 1/8


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE STOCKHOLDERS & THE BOARD OF DIRECTORS, AMERON INTERNATIONAL CORPORATION:

We have audited the accompanying consolidated balance sheets of Ameron International Corporation (a Delaware corporation) and subsidiaries as of November 30, 1998 and 1997, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended November 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ameron International Corporation and subsidiaries as of November 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1998, in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP

ARTHUR ANDERSEN LLP
Los Angeles, California
January 21, 1999

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

The Audit Committee of the Board of Directors is composed of three directors who are not officers or employees of the Company. They meet periodically with management, Arthur Andersen LLP and the internal auditors to review the audit scope and results, discuss internal controls and financial reporting subjects, and review management actions on these matters. Arthur Andersen LLP and the internal auditors have full and free access to the members of the Audit Committee.




/s/ James S. Marlen                                                                 /s/ Gary Wagner

JAMES S. MARLEN                                                                     GARY WAGNER
Chairman of the Board, President & Chief Executive Officer                          Senior Vice President & Chief Financial Officer

BUSINESS SEGMENTS

Ameron classifies its business operations into four segments. The Coatings Group manufactures and markets high-performance industrial and marine coatings. The Fiberglass-Composite Pipe Group manufactures and markets filament-wound and molded composite fiberglass pipe, tubing, fittings and well screens. The Concrete & Steel Pipe Group manufactures and supplies concrete and steel pressure pipe, concrete non-pressure pipe, protective linings for pipe, and fabricated products. The Construction & Allied Products Group manufactures and sells ready-mix concrete, sand and aggregates, concrete pipe and culverts, and concrete and steel lighting and traffic poles.

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


                                                                           BUSINESS SEGMENTS
                                      ---------------------------------------------------------------------------------------------
                                                     Fiberglass-    Concrete &     Construction &    Eliminations &
(DOLLARS IN THOUSANDS)                Coatings    Composite Pipe    Steel Pipe    Allied Products       Unallocated    Consolidated
-----------------------------------------------------------------------------------------------------------------------------------
1998
  Sales                               $213,961       $105,633        $131,633        $102,066          $ (1,147)         $552,146
  Income (loss) before interest
     and income taxes                    3,238(1)      14,211          19,475          10,721              (651)(2)        46,994
  Identifiable assets                  169,331         84,126         113,554          55,217            77,991           500,219
  Capital expenditures                   4,755          5,700          19,365           2,898                26            32,744
  Depreciation                           4,616          3,622           4,084           4,176             1,173            17,671
-----------------------------------------------------------------------------------------------------------------------------------
1997
  Sales                               $190,690       $102,690        $146,069        $ 94,858          $   (801)         $533,506
  Income (loss) before interest
     and income taxes                   16,775         12,293          15,172           9,919           (11,058)           43,101
  Identifiable assets                  119,716         78,683          91,088          60,954            82,784           433,225
  Capital expenditures                   4,259          8,466           7,383           3,253             1,499            24,860
  Depreciation                           2,698          3,706           3,935           4,200             1,190            15,729
-----------------------------------------------------------------------------------------------------------------------------------
1996
  Sales                               $143,059       $104,070        $148,952        $101,794          $   (935)         $496,940
  Income (loss) before interest
     and income taxes                   10,073         10,052          17,936          10,680           (14,282)           34,459
  Identifiable assets                  106,917         76,610          82,811          60,906            84,422           411,666
  Capital expenditures                   4,475          2,876           2,411          14,490               975            25,227
  Depreciation                           2,435          3,804           4,072           4,487             1,280            16,078
-----------------------------------------------------------------------------------------------------------------------------------

(1) INCLUDES CHARGE OF $5,860 FOR WRITE DOWN OF INVENTORY ASSOCIATED WITH A CONTRACTING MARKET AND A PROGRAM OF PRODUCT LINE CONSOLIDATION.
(2) INCLUDES ASSET WRITE-DOWNS AND OTHER CHARGES OF $21,669 AND GAIN ON SALE OF INVESTMENT AND OTHER ASSETS OF $26,853, AS OUTLINED IN NOTES SEVEN AND NINE.

GEOGRAPHIC AREAS

The markets served by the Coatings Group and the Fiberglass-Composite Pipe Group are worldwide in scope. The Concrete & Steel Pipe Group serves primarily the western United States. Ameron Hawaii operates exclusively in the State of Hawaii, and the Pole Products Division sells mainly in the continental United States. Ameron Hawaii and the Pole Products Division together comprise the Construction & Allied Products Group. Sales for export or to any individual customer did not exceed 10% of consolidated sales. Information with respect to the Company's geographic areas is as follows:


                                                                    GEOGRAPHIC AREAS
                                          -----------------------------------------------------------------------
                                            United                               Investments &
(DOLLARS IN THOUSANDS)                      States       Europe       Other       Eliminations       Consolidated
-----------------------------------------------------------------------------------------------------------------
1998
  Sales to unaffiliated customers         $401,580     $101,727     $48,839         $     --           $552,146
  Intercompany sales between
     geographic areas                        9,748        1,389       9,685          (20,822)                --
                                          -----------------------------------------------------------------------
     Total sales                           411,328      103,116      58,524          (20,822)           552,146
  Income before interest
     and income taxes                       26,878        6,983       6,620            6,513             46,994
  Identifiable assets                      319,576       96,260      62,201           22,182            500,219
-----------------------------------------------------------------------------------------------------------------
1997
  Sales to unaffiliated customers         $434,839     $ 67,328     $31,339         $     --           $533,506
  Intercompany sales between
     geographic areas                        1,829        7,189       2,507          (11,525)                --
                                          -----------------------------------------------------------------------
     Total sales                           436,668       74,517      33,846          (11,525)           533,506
  Income before interest
     and income taxes                       29,638        2,838       6,635            3,990             43,101
  Identifiable assets                      315,776       55,839      27,833           33,777            433,225
-----------------------------------------------------------------------------------------------------------------
1996
  Sales to unaffiliated customers         $396,904     $ 64,634     $35,402         $     --           $496,940
  Intercompany sales between
     geographic areas                        4,705          932       5,637          (11,274)                --
                                          -----------------------------------------------------------------------
     Total sales                           401,609       65,566      41,039          (11,274)           496,940
  Income before interest
     and income taxes                       22,556        1,579       8,026            2,298             34,459
  Identifiable assets                      288,017       61,951      27,976           33,722            411,666
-----------------------------------------------------------------------------------------------------------------