Form 10-K405, Exhibit 13
period 1999-11-30
AMERON INTERNATIONAL CORP
filed 2000-02-28
CIK 790730

                                [LOGO]



                               CONTENTS

Selected Consolidated Financial Information                           20

Management's Discussion & Analysis of

   Financial Condition & Results of Operations                        21

Consolidated Statements of Income                                     25

Consolidated Balance Sheets                                           26

Consolidated Statements of Cash Flows                                 28

Consolidated Statements of Stockholders' Equity                       29

Consolidated Statements of Comprehensive Income                       29

Notes to Consolidated Financial Statements                            30

Independent Auditors' Report                                          42

Management's Letter                                                   42


                                      |19|

SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                      Year ended November 30

(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)              1999           1998             1997           1996            1995
---------------------------------------------------------------------------------------------------------------------------------
PER COMMON SHARE DATA
   Net income--basic                                $      5.57(1)  $      5.17(2)    $      4.84     $      3.89     $      3.16
   Net income--diluted                                     5.54(1)         5.08(2)           4.73            3.87            3.15
   Dividends                                               1.28            1.28              1.28            1.28            1.28
   Weighted average shares (basic)                    3,996,237       4,016,852         4,003,452       3,966,490       3,944,363
   Weighted average shares (diluted)                  4,023,248       4,084,377         4,094,885       3,982,006       3,954,544
   Stock price - high                                    47 3/4          64 5/8                70              50          37 7/8
   Stock price - low                                   34 11/16          33 3/8            46 3/8          34 1/8              29
   Price/earnings ratio (range)                             9-7            13-7             15-10            13-9            12-9
---------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
   Sales                                            $   545,081     $   552,146       $   533,506     $   496,940     $   481,405
   Gross profit                                         142,982         139,212           135,683         129,263         116,731
   Interest expense                                     (13,153)        (15,646)          (12,433)        (11,134)        (11,715)
   Provision for income taxes                           (10,482)        (11,171)          (11,874)         (8,297)         (5,190)
   Net income                                            22,273(1)       20,746(2)         19,372          15,410          12,452
   Net income/sales                                         4.1%            3.8%              3.6%            3.1%            2.6%
   Return on equity                                        12.9%           13.0%             13.0%           11.0%            9.6%
---------------------------------------------------------------------------------------------------------------------------------
FINANCIAL CONDITION AT YEAR END
   Working capital                                  $   127,513     $   146,860       $   154,027     $   121,858     $   114,458
   Property, plant and equipment, net                   149,597         157,918           127,678         125,687         114,116
   Investments, advances and
     equity in affiliated companies                      23,046          22,712            34,307          34,655          36,726
   Total assets                                         458,967         500,219           433,225         411,666         371,381
   Long-term debt, less current portion                 135,237         165,308           140,917         112,598          91,565
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOW
   Expenditures for property, plant and equipment   $    19,672     $    32,744       $    24,860     $    25,227     $    16,154
   Depreciation and amortization                         18,986          18,699            16,676          16,445          16,226
   Business acquisitions                                     --          46,419                --          29,032              --



(1) INCLUDES $.8 MILLION GAIN, NET OF INCOME TAXES, ON SALES OF ASSETS.
(2) INCLUDES $17.5 MILLION GAIN, NET OF INCOME TAXES, ON SALES OF ASSETS AND $14.1 MILLION CHARGES, NET OF INCOME TAXES, ON ASSET WRITE-DOWNS AND OTHER CHARGES.


                                      |20|

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF
OPERATIONS

LIQUIDITY & CAPITAL RESOURCES

During 1999, the Company generated $45.1 million of cash from operations, compared to $38.6 million in 1998. Cash provided by operating activities in 1999 increased over the level of 1998 because of higher net income and lower working capital requirements. Inventories and receivables declined during 1999 because of improved working capital management and slightly lower sales.

In 1999, capital expenditures totaled $19.7 million, compared to $32.7 million in 1998. Capital expenditures in 1999 were primarily for replacement and refurbishment of machinery and equipment at existing facilities. During 1998, the Company acquired the worldwide Croda Coatings business from U.K.-based Croda International Plc and Hope Composites 2000, Inc., a manufacturer of fiberglass pipe and fittings in Georgia. Both transactions totaled $46.4 million. Capital expenditures of $32.7 million in 1998 included the purchase of previously-leased property in California, on which is located the Company's largest steel pipe facility, for $9.4 million. During the fiscal year ending November 30, 2000, the Company anticipates spending approximately $15 million to $25 million for capital expenditures, which will be funded from existing cash balances and lines of credit, as well as funds generated from operations. In addition, $3.5 million was received from the sales of assets in 1999, compared to $31.4 million in 1998.

Net debt repayments in 1999 were $27.7 million, compared to net borrowings of $19.8 million in 1998. Common dividends totaled $5.1 million in both 1999 and 1998.

Cash and cash equivalents at November 30, 1999 totaled $10.5 million, a decrease of $5.9 million from November 30, 1998. At November 30, 1999, the Company had total debt outstanding of $151.3 million and $108.8 million in unused credit lines available to fund operating and investing activities worldwide. Management believes that cash flows from operations and current cash balances, together with currently available lines of credit, will be sufficient to meet future operating requirements in 2000.

RESULTS OF OPERATIONS: 1999 COMPARED WITH 1998

GENERAL

Earnings per diluted share for the fiscal year ended November 30, 1999 were $5.54 on sales of $545.1 million, compared to $5.08 per share on sales of $552.1 million in fiscal 1998.

SALES

Sales decreased by $7.0 million in 1999 primarily because of lower sales of coatings and fiberglass pipe than in 1998. The overall sales decline was a result of the impact of oil prices on maintenance and capital spending by Ameron's customers. Increased sales by the Concrete & Steel Pipe and Construction & Allied Products Groups partially offset the declines.

Sales of the Coatings Group declined to $199.4 million in 1999, versus $214.0 million in 1998. The Coatings Group was impacted by depressed market conditions related primarily to the lingering impact of the oil-price decline in 1998 and to the weak economic conditions outside the U.S. in 1999. The outlook for Coatings is expected to improve as customers react to higher oil prices by increasing spending on capital and maintenance programs.

The Fiberglass-Composite Pipe Group's sales decreased to $95.5 million in 1999, down from $105.6 million in 1998. The lingering effect of oil prices also impacted the Fiberglass-Composite Pipe Group. The Fiberglass-Composite Pipe Group should also benefit from the higher level of oil prices.

The Concrete & Steel Pipe Group had sales of $142.5 million in 1999, up from $131.6 million in 1998 when weather and a strike delayed sales. The performance of the Concrete & Steel Pipe Group is expected to moderate based on the timing of new orders. Order backlog for this Group, at November 30, 1999, was nearly $85 million, compared to $135 million at the end of fiscal 1998.

The Construction & Allied Products Group had 1999 sales of $108.6 million, compared to $102.1 million in 1998. The increase came from higher pole sales, partially offset by lower sales of construction products in Hawaii. The Construction & Allied Products Group is expected to grow steadily in the near term.


                                      |21|

GROSS PROFIT

Gross Profit in 1999 was $143.0 million or 26.2% of sales, compared to gross profit of $139.2 million or 25.2% of sales in 1998. The increase in 1999 reflected the impact of improved manufacturing efficiencies and a change of product mix.

SELLING, GENERAL & ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses totaled $113.2 million or 20.8% of sales in 1999, compared to $109.3 million or 19.8% in 1998. Selling, general and administrative expenses included a full year of expenses related to Croda Coatings, which was acquired in April 1998. Additionally, expenses increased in 1999 because of higher product claims and employee benefit costs.

OTHER INCOME

Other income included equity in earnings of affiliated companies. Equity in earnings of affiliated companies totaled $8.5 million in 1999, $2.0 million higher than in 1998. Ameron's affiliates in the U.S. and Saudi Arabia reported improved results.

Other income also included royalties and fees from affiliated companies and licensees, currency gains and losses, and other miscellaneous income. Royalty and fee income increased to $5.4 million in 1999, compared to $5.2 million in 1998.

In 1999, Ameron sold two idle properties, for a pretax gain of $1.2 million. Ameron also sold two idle concrete pipe manufacturing facilities in 1998 for a pretax gain of $2.8 million.

GAIN ON SALE OF INVESTMENT

In 1998, the Company sold its 50% ownership of Gifford-Hill-American, Inc. ("GHA") for a pretax gain of $24.0 million.

ASSET WRITE-DOWNS AND OTHER CHARGES

During 1998, the Company recorded pretax asset write-downs of $18.7 million and other charges of $3.0 million. The asset write-downs included the Company's investment in a concrete pipe venture in Saudi Arabia, certain idle concrete and steel pipe assets in the U.S. and two idle properties held by the Company in California and Hawaii. Other charges included the costs of consolidating certain facilities used by the Company's coatings business in the U.K. prior to the acquisition of Croda Coatings and severance costs associated with the elimination of approximately 200 positions in the U.S.

INTEREST

Interest expense totaled $13.2 million in 1999 compared to $15.6 million in 1998. The decrease reflected lower borrowing levels throughout 1999, principally because of higher cash from operations, the sale of GHA and lower working capital requirements.

PROVISION FOR INCOME TAXES

The Company's effective tax rate decreased to 32% in 1999 from 35% in 1998. The lower effective rate was attributed to higher earnings from foreign subsidiaries where the income tax rates were lower than the domestic tax rates and higher equity income from TAMCO, which is taxed at a lower tax rate.


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

Coatings Group's sales increased to $214.0 million in 1998, versus $190.7 million in 1997. Sales increased due to the acquisition of Croda Coatings that took place in April 1998. Through the Croda Coatings acquisition, the Company acquired operations in the U.K., Australia and New Zealand.


                                      |22|

Fiberglass-Composite Pipe Group's sales increased to $105.6 million in 1998, compared to $102.7 million in 1997. The increase was attributed to the strength in the U.S. fuel-handling market and international demand for industrial and offshore applications that more than offset the slowdown in the worldwide oil field markets.

Concrete and Steel Pipe Group's sales were $131.6 million in 1998, down from $146.1 million in 1997. The decrease was due primarily to weather-related delays that affected the timing of deliveries and to a six-week strike.

Construction and Allied Products Group's sales totaled $102.1 million in 1998, versus $94.9 million in 1997. The Company's construction products business in Hawaii reported higher sales in 1998 compared to 1997 due to higher government and military construction spending. Sales for the Company's Pole Products Division improved slightly in 1998.

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

OTHER INCOME

Other income included equity in earnings of affiliated companies. Equity in earnings of affiliated companies totaled $6.5 million in 1998, $2.5 million higher than the previous year. TAMCO, GHA, Ameron Saudi Arabia, Ltd., Bondstrand, Ltd. and Oasis-Ameron, Ltd. all reported earnings.

Other income also included royalties and fees from affiliated companies and licensees, currency gains and losses, and other miscellaneous income. Royalty and fee income decreased by $.8 million in 1998 compared to 1997 due to the worldwide slump in the coatings industry.

In 1998, Ameron sold two idle Concrete Pipe manufacturing facilities for a pretax gain of $2.8 million.

GAIN ON SALE OF INVESTMENT

In 1998, the Company sold its 50% ownership of GHA for a pretax gain of $24.0 million.

ASSET WRITE-DOWNS AND OTHER CHARGES

During the second half of fiscal 1998, the Company recorded pretax asset write-downs of $18.7 million and other charges of $3.0 million. The asset write-downs included the Company's investment in a concrete pipe venture in Saudi Arabia, certain idle concrete and steel pipe assets in the U.S. and two idle properties held by the Company in California and Hawaii. Other charges included the costs of consolidating certain facilities used by the Company's coatings business in the U.K. prior to the acquisition of Croda Coatings and severance costs associated with the elimination of approximately 200 positions in the U.S.

INTEREST

Interest expense totaled $15.6 million in 1998 compared to $12.4 million in 1997. The increase was the result of higher borrowing levels throughout 1998, principally as a result of the Croda Coatings acquisition.

PROVISION FOR INCOME TAXES

The Company's effective tax rate decreased to 35% in 1998 from 38% in 1997. The lower effective rate was attributed to higher earnings from foreign subsidiaries where the income tax rates were lower than the domestic tax rates.


YEAR 2000

The Company's efforts to address Year 2000 ("Y2K") issues began in 1997. In addressing the issues, the Company has employed a five-step process consisting of 1) conducting a company-wide inventory, 2) assessing Y2K compliance, 3) remediating non-compliant hardware and software, 4) testing remediated hardware and software and 5) certifying Y2K compliance. Personnel from operations and from functional disciplines, as well as information technology professionals,are involved in the process. Outside consultants have also been retained to participate in the inventory and assessment process, provide support resource on a company-wide basis and minimize duplication of efforts. Inventory and assessment activities are completed. The data are continuously updated as new information becomes available, and we expect this to continue. Remediation


                                      |23|
efforts are estimated to be complete. Communication with customers and suppliers to determine the extent of their Y2K efforts is an integral part of the program. Costs for Y2K efforts are not being accumulated separately. The costs are being expensed or capitalized as part of normal operations. Overall, such costs are not expected to have a significant effect on the Company's financial position or results of operations. In the event of the failure to correct all compliance issues related to manufacturing control systems, the Company's plants have the ability, in most instances, to continue operations mechanically, rather than electronically. The Company has not experienced any significant Y2K disruptions. However, due to the general uncertainty inherent in the Y2K problem, resulting in part from the uncertainty of the Y2K readiness of third-party suppliers and customers, the Company is unable to determine at this time whether the consequences of Y2K failures will have a material impact on the Company's results of operations, liquidity or financial condition. The Company believes its most reasonably likely worst-case scenario is that its operations will experience delays because of failures by third parties, such as suppliers of utilities and raw materials, to correct Y2K problems.

The Company has developed contingency plans that are designed to mitigate, in part, the impact on its operations of certain Y2K problems. These plans, however, cannot cover all eventualities.


MARKET RISKS

FOREIGN CURRENCY RISK

The Company operates internationally, giving rise to exposure to market risks from changes in foreign exchange rates. The Company borrows in various currencies to reduce the level of net assets subject to changes in foreign exchange rates. In addition, the Company purchases foreign exchange forward and option contracts to hedge firm commitments, such as receivables and payables, denominated in foreign currencies. The Company does not use the contracts for speculative or trading purposes. The Company's market risk with respect to such instruments is not material.

LONG-TERM DEBT

The Company is subject to interest rate risk on its long-term, fixed-rate debt. As of November 30, 1999, the fair value of the Company's $12,000,000 note payable, which bears interest at 9.79%, was $12,334,000. This note will be repaid in full during the year ending November 30, 2000. As of November 30, 1999, the fair value of the Company's $50,000,000 note payable, which bears interest at 7.92%, was $51,098,000. This note will be repaid in annual installments of $8,333,000 from 2001 to 2006, inclusive.

Amounts outstanding under the Company's variable-rate, short-term borrowings, $3,479,000 as of November 30, 1999, bear interest at 24.53% and will be repaid in full during the year ending November 30, 2000. The Company's $7,200,000 variable-rate industrial development bonds, which bear interest at 3.95%, will be repaid in 2016. The Company's $1,488,000 variable-rate bank loan bears interest at 4.17% and will be repaid $595,000 in 2000, $595,000 in 2001, and $298,000 in 2002. Amounts outstanding under the Company's variable-rate, domestic, uncommitted, short-term facilities, $4,100,000 as of November 30, 1999, which bear interest at 6.20%, and foreign credit facilities, $10,044,000 at November 30, 1999, which bear interest at 4.20%, are expected to be repaid in 2003. Amounts outstanding under the Company's $150,000,000 variable-rate revolving credit facility, $63,000,000 as of November 30, 1999, bear interest at 5.89% and are expected to be repaid in 2003. The carrying value of the Company's variable-rate debt instruments is a reasonable estimate of fair value as interest rates are tied to market rates and the Company believes it could refinance these instruments at similar terms as of November 30, 1999.

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


                                      |24|

CONSOLIDATED STATEMENTS OF INCOME

                                                                         Year ended November 30

(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)                 1999                    1998                    1997
--------------------------------------------------------------------------------------------------------------------
Sales                                                    $545,081              $  552,146             $   533,506
Cost of sales                                            (402,099)               (412,934)               (397,823)
                                                      -----------------------------------------------------------
Gross profit                                              142,982                 139,212                 135,683
Selling, general and administrative expenses             (113,165)               (109,345)               (103,075)
Asset write-downs and other charges                            --                 (21,669)                     --
Other income, net                                          15,876                  14,796                  10,493
Gain from sale of investment                                   --                  24,000                      --
                                                      -----------------------------------------------------------
Income before interest and income taxes                    45,693                  46,994                  43,101
Interest expense, net                                     (12,938)                (15,077)                (11,855)
                                                      -----------------------------------------------------------
Income before income taxes                                 32,755                  31,917                  31,246
Provision for income taxes                                (10,482)                (11,171)                (11,874)
                                                      -----------------------------------------------------------
Net income                                            $    22,273            $     20,746           $      19,372
                                                      ===========================================================

Net income per share (basic)                          $      5.57            $       5.17           $        4.84
                                                      ===========================================================
Net income per share (diluted)                        $      5.54            $       5.08           $        4.73
                                                      ===========================================================

Weighted average shares (basic)                         3,996,237               4,016,852               4,003,452
Weighted average shares (diluted)                       4,023,248               4,084,377               4,094,885



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.


                                      |25|

CONSOLIDATED BALANCE SHEETS

                                                                                        As of November 30

(DOLLARS IN THOUSANDS)                                                               1999                    1998
----------------------------------------------------------------------------------------------------------------------

ASSETS
   Current assets
      Cash and cash equivalents                                                $   10,521         $        16,376
      Receivables, less allowances of $6,937
         in 1999 and $5,106 in 1998                                               118,900                 136,380
      Inventories                                                                  95,488                 106,654
      Deferred income taxes                                                        11,054                   7,726
      Prepaid expenses and other current assets                                     6,691                   6,554
                                                                               -----------------------------------
         Total current assets                                                     242,654                 273,690

   Investments, advances and equity in undistributed
         earnings of affiliated companies                                          23,046                  22,712

   Property, plant and equipment
      Land                                                                         36,656                  37,361
      Buildings                                                                    66,015                  70,736
      Machinery and equipment                                                     239,790                 237,111
      Construction in progress                                                      7,599                  13,546
                                                                               -----------------------------------
         Total property, plant and equipment at cost                              350,060                 358,754
      Less accumulated depreciation                                              (200,463)               (200,836)
                                                                               -----------------------------------
         Total property, plant and equipment, net                                 149,597                 157,918

   Deferred income taxes                                                            7,093                   8,763

   Intangible assets, net of accumulated amortization
      of $6,288 in 1999 and $5,220 in 1998                                         15,772                  17,964

   Other assets                                                                    20,805                  19,172
                                                                               -----------------------------------
      Total assets                                                               $458,967               $ 500,219
                                                                               ===================================


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.


                                      |26|

CONSOLIDATED BALANCE SHEETS

                                                                                         As of November 30

(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)                                         1999                    1998
-------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
   Current liabilities
      Short-term borrowings                                                  $      3,479            $      3,024
      Current portion of long-term debt                                            12,595                  12,681
      Trade payables                                                               36,667                  37,273
      Accrued liabilities                                                          43,552                  50,353
      Income taxes payable                                                         18,848                  23,499
                                                                             -------------------------------------
         Total current liabilities                                                115,141                 126,830

   Long-term debt, less current portion                                           135,237                 165,308
   Other long-term liabilities                                                     30,469                  40,913
                                                                             -------------------------------------
      Total liabilities                                                           280,847                 333,051

Commitments and Contingencies

Stockholders' equity
      Common stock, par value $2.50 a share,
        authorized 12,000,000 shares,
        outstanding 3,991,912 shares in 1999 and
        4,030,112 shares in 1998, net of treasury shares                           13,007                  13,007
      Additional paid-in capital                                                   17,857                  17,828
      Retained earnings                                                           204,336                 187,174
      Accumulated other comprehensive loss                                        (12,886)                 (8,062)
      Less treasury stock (1,211,100 shares in 1999 and
        1,172,900 shares in 1998)                                                 (44,194)                (42,779)
                                                                             -------------------------------------
         Total stockholders' equity                                               178,120                 167,168
                                                                             -------------------------------------
      Total liabilities and stockholders' equity                                 $458,967                $500,219
                                                                             =====================================


                                      |27|

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                    Year ended November 30

(DOLLARS IN THOUSANDS)                                                    1999                    1998                    1997
---------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
   Net income                                                           $ 22,273                $ 20,746                 $19,372
   Adjustments to reconcile net income to
     net cash provided by (used in) operating activities:
         Depreciation                                                     18,017                  17,671                  15,729
         Amortization                                                        969                   1,028                     947
         (Benefit) provision for deferred income taxes                    (1,659)                (10,313)                    809
         Equity in earnings of affiliated companies                       (8,499)                 (6,513)                 (3,990)
         Dividends from affiliated companies                               7,048                   6,599                   5,056
         (Gain) loss from sale of property, plant, equipment
            and investment                                                (1,223)                (26,853)                     64
         Non-cash asset write-downs and other charges                         --                  21,669                      --
         Other, net                                                           --                    (962)                  1,789
   Changes in operating assets and liabilities,
     net of business acquisitions:
         Receivables                                                      14,558                 (11,681)                (22,801)
         Inventories                                                      13,369                   3,986                 (13,825)
         Prepaid expenses and other current assets                          (597)                 (2,279)                  1,151
         Other assets                                                     (1,960)                  1,388                  (2,836)
         Trade payables, accrued liabilities and income taxes payable     (7,395)                 39,301                 (11,264)
         Other long-term liabilities                                      (9,835)                (15,145)                   (965)
                                                                         ---------------------------------------------------------
     Net cash provided by (used in) operating activities                  45,066                  38,642                 (10,764)
                                                                         ---------------------------------------------------------

INVESTING ACTIVITIES
   Proceeds from sale of investment                                           --                  25,000                      --
   Proceeds from sale of property, plant and equipment                     3,487                   6,395                   2,287
   Additions to property, plant and equipment                            (19,672)                (32,744)                (24,860)
   Business acquisitions, net of cash acquired                                --                 (46,419)                     --
   Other                                                                     (96)                     --                      --
                                                                         ---------------------------------------------------------
     Net cash used in investing activities                               (16,281)                (47,768)                (22,573)
                                                                         ---------------------------------------------------------

FINANCING ACTIVITIES
   Net increase (decrease) of debt with maturities of
     three months or less                                                   910                   2,322                   (525)
   Issuance of debt                                                        1,981                  37,200                  47,201
   Repayment of debt                                                     (30,620)                (19,700)                (17,000)
   Dividends on common stock                                              (5,111)                 (5,141)                 (5,124)
   Issuance of common stock                                                   --                     920                     808
   Purchase of treasury stock                                             (1,415)                     --                      --
                                                                         ---------------------------------------------------------
     Net cash (used in) provided by financing activities                 (34,255)                 15,601                  25,360
                                                                         ---------------------------------------------------------

   Effect of exchange rate changes on cash
      and cash equivalents                                                  (385)                     53                    (556)
                                                                         ---------------------------------------------------------
      Net change in cash and cash equivalents                             (5,855)                  6,528                  (8,533)
   Cash and cash equivalents at beginning of year                         16,376                   9,848                  18,381
                                                                         ---------------------------------------------------------
   Cash and cash equivalents at end of year                              $10,521              $   16,376               $   9,848
                                                                         =========================================================


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.


                                      |28|

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                                                       Common Stock
                                                   ---------------------
                                                                                                 Accumulated
                                                                         Additional                    Other
                                                        Shares              Paid-in  Retained  Comprehensive  Treasury
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)       Outstanding    Amount    Capital  Earnings    Income(Loss) Stock       Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1996                         3,985,112     $12,895    $16,212  $157,321  $  1,149      $(42,779)   $144,798
   Net income--1997                                                                    19,372                              19,372
   Exercise of stock options                          20,375          51        757                                           808
   Foreign currency translation adjustment                                                       (6,872)                   (6,872)
   Dividends on common stock of $1.28 per share                                        (5,124)                             (5,124)
                                                  ---------------------------------------------------------------------------------

Balance, November 30, 1997                         4,005,487      12,946     16,969   171,569    (5,723)      (42,779)    152,982
   Net income--1998                                                                    20,746                              20,746
   Exercise of stock options                          24,625          61        859                                           920
   Minimum pension liability adjustment                                                            (502)                     (502)
   Foreign currency translation adjustment                                                       (1,837)                   (1,837)
   Dividends on common stock of $1.28 per share                                        (5,141)                             (5,141)
                                                  ---------------------------------------------------------------------------------
Balance, November 30, 1998                         4,030,112      13,007     17,828   187,174    (8,062)      (42,779)    167,168
   Net income--1999                                                                    22,273                              22,273
   Minimum pension liability adjustment                                                             502                       502
   Foreign currency translation adjustment                                                       (5,326)                   (5,326)
   Dividends on common stock of $1.28 per share                                        (5,111)                             (5,111)
   Treasury stock purchase                           (38,200)                                                  (1,415)     (1,415)
   Stock compensation expense                                                   29                                             29
                                                  ---------------------------------------------------------------------------------
Balance,  November 30, 1999                        3,991,912     $13,007   $17,857   $204,336  $(12,886)     $(44,194)   $178,120
                                                  =================================================================================


CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                              Year ended November 30
(DOLLARS IN THOUSANDS)                                                   1999           1998         1997
-----------------------------------------------------------------------------------------------------------
Net Income                                                            $22,273        $20,746      $19,372
Foreign currency translation adjustment, net of taxes                  (5,326)        (1,837)      (6,872)
Minimum pension liability adjustment, net of taxes                        502           (502)           0
                                                                      -----------------------------------
Comprehensive income                                                  $17,449        $18,407      $12,500
                                                                      ===================================


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.



                                      |29|

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Ameron International Corporation and all wholly-owned subsidiaries (the "Company"). All material intercompany accounts and transactions have been eliminated.

RECLASSIFICATIONS
Certain prior year balances have been reclassified to conform with the current year presentation.

USE OF ESTIMATES
The preparation of financial statements in conformity with accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION
Revenue from sales of coatings, fiberglass-composite pipe, construction products and certain other products is recorded at the time the goods are shipped. Revenue from sales of concrete and steel pipe is recognized either at shipment, at the time the pipe is inspected and accepted by the customer or, in certain situations, under the percentage of completion method.

RESEARCH & DEVELOPMENT COSTS
Research and development costs, related primarily to the development, design and testing of products, are expensed as incurred. Such costs were approximately $4,258,000 in 1999, $5,155,000 in 1998 and $5,534,000 in 1997.

ENVIRONMENTAL CLEAN-UP COSTS
The Company expenses environmental clean-up costs related to existing conditions resulting from past or current operations and from which no current or future benefit is anticipated. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. The Company determines its liability on a site-by-site basis and records a liability at the time when it is probable and can be reasonably estimated. The estimated liability of the Company is not discounted or reduced for possible recoveries from insurance carriers.

INCOME TAXES
Deferred income tax assets and liabilities are computed for differences between the financial statement and income tax bases of assets and liabilities. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amounts expected to be realized.

NET INCOME PER SHARE
Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding during the periods presented. Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding plus the effect of outstanding stock options, using the treasury stock method.

COMPREHENSIVE INCOME
Components of comprehensive income are presented net of tax. The related tax effect of foreign currency translation adjustments was $2,506,000, $989,000 and $4,212,000 in 1999, 1998 and 1997, respectively. The related tax effect of minimum pension liability adjustment was $(236,000) in 1999 and $270,000 in 1998.

CASH & CASH EQUIVALENTS
Cash equivalents represent liquid investments with maturities of three months or less when purchased.

INVENTORY VALUATION
Inventories are valued at the lower of cost or market. Cost is principally determined under the first-in, first-out method. Such cost includes raw materials, direct labor and manufacturing overhead. Certain steel inventories are valued using the last-in, first-out method.

EQUITY METHOD OF ACCOUNTING
Investments in affiliates over which the Company has significant influence are accounted for under the equity method of accounting, whereby the investment is carried at cost of acquisition, plus the Company's equity in undistributed earnings or losses since acquisition. Reserves are provided where management determines that the investment is not realizable.

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

DEPRECIATION METHOD
Depreciation is computed principally using the straight-line method based on estimated useful lives of the assets. Annual rates of depreciation are as follows:

                                  Percentage of Cost
-----------------------------------------------------
Buildings                               2.50 - 10.00
Machinery and equipment
   Autos, trucks and trailers           6.67 - 50.00
   Cranes and tractors                 10.00 - 15.00
   Manufacturing equipment              6.67 - 33.33
   Other                                5.00 - 66.67

AMORTIZATION OF INTANGIBLES
Costs in excess of net assets acquired and other intangible assets are amortized on a straight-line basis over periods ranging up to 40 years.


                                      |30|

LONG-LIVED ASSETS
The Company evaluates the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the estimated future, undiscounted cash flows from the use of an asset are less than its carrying value, a write-down would be recorded to reduce the related assets to estimated fair value.

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

FOREIGN CURRENCY TRANSLATION
The functional currency for the Company's foreign operations is the applicable local currency. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The resulting translation adjustments are recorded in accumulated other comprehensive income. In addition, the Company advances funds to certain foreign subsidiaries that are not expected to be repaid in the foreseeable future. Translation adjustments arising from these advances are also included in accumulated other comprehensive income. Gains or losses resulting from foreign currency transactions are included in other income.

DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The Company operates internationally, giving rise to exposure to market risks from changes in foreign exchange rates. Derivative financial instruments, primarily foreign exchange contracts, are used by the Company to reduce those risks. The magnitude and volume of such transactions were not material for the periods presented. The Company does not hold or issue financial or derivative financial instruments for trading or speculative purposes.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of financial instruments, other than long-term debt, closely approximates the carrying value because of the short-term nature of such instruments.

CONCENTRATION OF CREDIT RISK
Financial instruments that subject the Company to credit risk consist primarily of cash equivalents, trade accounts receivable, and forward foreign currency exchange contracts. Credit risk with respect to trade accounts receivable is generally not concentrated due to the large number of entities comprising the Company's customer base and their geographic dispersion. The Company performs ongoing credit evaluations of its customers, maintains an allowance for potential credit losses and maintains credit insurance for certain receivables. The Company actively evaluates the creditworthiness of the financial institutions with which it conducts business.

PENDING ACCOUNTING CHANGES
In 1998, Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," was issued. The Company is required to adopt SFAS 133 beginning December 1, 2000. The Company is currently evaluating the impact of adopting SFAS 133.

SUPPLEMENTAL CASH FLOW INFORMATION

(IN THOUSANDS)                             1999        1998       1997
------------------------------------------------------------------------
Interest paid                           $12,720   $  15,085   $ 12,428
                                        ==============================
Income taxes paid                       $18,007   $   4,536   $ 16,919
                                        ==============================
Business acquisitions:
   Fair value of assets acquired        $    --   $  55,466   $     --
   Fair value of assumed
     liabilities                             --      (9,047)        --
                                        ------------------------------
   Total business acquisitions          $    --   $  46,419   $     --
                                        ==============================

NOTE 2 OTHER INCOME

Other income was as follows for the years ended November 30:


(IN THOUSANDS)                                 1999       1998       1997
---------------------------------------------------------------------------
Royalties and fees from affiliated
    companies and licensees                  $ 5,406    $ 5,201    $ 6,051
Equity in earnings of
    affiliated companies                       8,499      6,513      3,990
Foreign currency loss                           (647)      (535)      (481)
Gain (loss) from sale of
    property and equipment                     1,223      2,853        (64)
Miscellaneous                                  1,395        764        997
                                             ------------------------------
                                             $15,876    $14,796    $10,493
                                             ==============================

The Company provides technical services and receives fees, royalties and other income from several of its affiliates and licensees, which are included in other income.

NOTE 3   ASSET WRITE-DOWNS AND OTHER CHARGES

In the second half of fiscal 1998, the Company recorded pretax asset write-downs of $18.7 million and other charges of $3.0 million. These charges included revaluation of under-performing assets to their estimated realizable values, facility consolidations and related severance costs for approximately 200 positions.

Asset write-downs and other charges incurred by the Company were as follows:

(IN THOUSANDS)                                   1998
-----------------------------------------------------
Investment write-down                         $10,505
Property and equipment write-downs              8,195
Employee severance costs                        2,500
Facility consolidations                           469
                                              -------
Total                                         $21,669
                                              =======

During the fourth quarter of 1998, the Company determined certain investment and asset write-downs were required.

Management reviewed the recoverability of the Company's investment in Ameron Saudi Arabia Ltd. ("ASAL"), given the significant decline in oil prices that occurred in 1998 and related anticipated reduction in infrastructure spending in Saudi Arabia. ASAL recorded losses for several years prior to 1998. As a result of the economic events earlier in 1998, management determined that the investment in ASAL was impaired. The charge of $10.5 million represented a write-off of the Company's net investment in ASAL.

The property and equipment write-downs related to real property held for sale in California and Hawaii, as well as the write-down of manufacturing equipment associated with a discontinued product line. The California property was originally purchased in 1990 as a manufacturing site and is currently held for sale. The write-down to


                                      |31|
estimated net realizable value was based upon independent third-party offers to purchase the property. The portion of the total charge attributed to the California property was $1 million.

Land was purchased in 1991 for the development of a quarry in Hawaii. The overall market failed to expand in Hawaii because of the economic downturn in the Pacific Rim during 1998. As a result, management determined that an adjustment of $3.8 million was required to record the land at estimated current market value.

During the fourth quarter of 1998, the Company discontinued certain pre-stressed concrete pipe and thick-walled reinforced concrete pipe product lines. The portion of the charge associated with the write-down of equipment used exclusively to manufacture these products was $3.4 million.

The severance cost of $2.5 million related to the elimination of approximately 200 positions throughout the Company's domestic operations. Initial severance and benefit payments totaled approximately $1.2 million in 1998. Remaining payments of approximately $1.3 million were paid in 1999. The facility consolidations included the shutdown of the Portland, Oregon concrete pipe plant and the closure of warehouses in the United Kingdom, which were operated by a subsidiary of the Company prior to the Croda
Coatings acquisition. The costs associated with the closures totaled $469,000.

The following details the asset write-downs and other charges by~ business segment:

(IN THOUSANDS)                                 1998
---------------------------------------------------
Coatings                                      $ 905
Fiberglass-Composite Pipe                       248
Concrete & Steel Pipe                         4,235
Construction & Allied Products                4,065
Investment                                   10,505
Corporate                                     1,711
                                            -------
                                            $21,669
                                            =======

NOTE 4   RECEIVABLES

Receivables were as follows at November 30:

(IN THOUSANDS)                          1999       1998
-------------------------------------------------------
Trade                               $116,205   $133,745
Affiliated companies                   3,512      2,435
Other                                  6,120      5,306
Allowances                            (6,937)    (5,106)
                                    -------------------
                                    $118,900   $136,380
                                    ===================

The Company's provision for bad debts was $4,628,000 in 1999, $2,169,000 in 1998 and $1,798,000 in 1997.

NOTE 5  INVENTORIES

Inventories were as follows at November 30:

(IN THOUSANDS)                          1999          1998
----------------------------------------------------------
Finished products                    $56,122       $62,888
Products in process                   17,382        20,988
Materials and supplies                21,984        22,778
                                     ---------------------
                                     $95,488      $106,654
                                     =====================

Certain steel inventories are valued using the last-in, first-out method. These items comprised 4.5% and 2.7% of consolidated inventories at November 30, 1999 and 1998. If such inventories had been valued using the first-in, first-out method, total inventories would have increased by $1,120,000 and $1,472,000 at November 30, 1999 and 1998, respectively.

NOTE 6  AFFILIATED COMPANIES

Investments were as follows at November 30:

(IN THOUSANDS)                          1999        1998
--------------------------------------------------------
Investments--cost method             $   508     $   530
Investments--equity method            22,538      22,182
                                     -------------------
                                     $23,046     $22,712
                                     ===================

The Company's investments which were accounted for by the equity method are summarized below:

                                                      Ownership
Products                 Affiliate                     Interest
---------------------------------------------------------------
Concrete pipe products   Gifford-Hill-American, Inc.       50%
                         Ameron Saudi Arabia, Ltd.         30%
Steel products           TAMCO                             50%
Other                    Bondstrand, Ltd.                  40%
                         Oasis-Ameron, Ltd.                40%

The Company's investment in Gifford-Hill-American, Inc. was sold in the fourth quarter of 1998; and the Company's investment in ASAL was written down to zero value, as discussed in Note Three.

Investments in affiliated companies and the amount of undistributed earnings were as follows:

                                     Concrete
                                         pipe       Steel
(IN  THOUSANDS)                      products    products      Other       Total
----------------------------------------------------------------------------------
   Cost                              $ 6,094     $ 8,482      $3,706      $18,282
   Accumulated equity in
     undistributed earnings           10,056      15,256       3,632       28,944
   Reserves                          (16,150)     (6,612)     (1,926)     (24,688)
                                     ---------------------------------------------
Investment, November 30, 1999        $     0     $17,126      $5,412      $22,538
                                     =============================================
Dividends Received in Fiscal 1999    $ 1,211     $ 4,400      $1,437      $ 7,048
                                     =============================================

   Cost                              $ 6,094     $ 8,482      $3,706      $18,282
   Accumulated equity in
     undistributed earnings            7,019      12,905       2,962       22,886
   Reserves                          (13,113)     (4,612)     (1,261)     (18,986)
                                     ---------------------------------------------
Investment, November 30, 1998        $     0     $16,775      $5,407      $22,182
                                     =============================================
Dividends Received in Fiscal 1998    $ 2,250     $ 3,025      $1,324      $ 6,599
                                     =============================================

The Company has provided for income taxes on the undistributed earnings of its affiliated companies, to the extent such earnings have been included in the consolidated statements of income.

The Company's investments in ASAL, Bondstrand, Ltd. and Oasis-Ameron, Ltd. were recorded based on audited financial statements as of December 31, 1998, and unaudited financial statements as of September 30, 1999. The investment in TAMCO was recorded based on audited financial statements as of November 30, 1999.


                                      |32|

Summarized and combined financial information for affiliates in the concrete pipe products business follows:

Financial Condition

(IN THOUSANDS)                          1999        1998
--------------------------------------------------------
Current assets                       $52,880     $51,260
Non-current assets                    25,244      24,577
                                     -------------------
                                     $78,124     $75,837
                                     ===================

Current liabilities                  $25,036     $32,842
Non-current liabilities                1,209       1,124
Stockholders' equity                  51,879      41,871
                                     -------------------
                                     $78,124     $75,837
                                     ===================

Results of Operations

(IN THOUSANDS)                1999      1998     1997
-----------------------------------------------------
Net sales                  $42,519   $69,041  $56,295
Gross profit                21,656    11,092   12,151
Net income                  14,023     3,864      207

Summarized and combined financial information for TAMCO, Bondstrand, Ltd. and Oasis-Ameron, Ltd. follows:

Financial Condition

(IN THOUSANDS)                          1999        1998
--------------------------------------------------------
Current assets                      $ 70,782     $61,442
Non-current assets                    33,118      33,281
                                    --------------------
                                    $103,900     $94,723
                                    ====================

Current liabilities                 $ 29,796     $29,337
Non-current liabilities                5,888       5,829
Stockholders' equity                  68,216      59,557
                                    --------------------
                                    $103,900     $94,723
                                    ====================

Results of Operations

(IN THOUSANDS)                1999          1998         1997
-------------------------------------------------------------
Net sales                 $175,926      $168,393     $173,041
Gross profit                49,291        41,186       29,949
Net income                  21,517        15,414       10,017

The amount of investments and accumulated equity in the undistributed earnings in the Middle Eastern affiliates was approximately $5,500,000 at November 30, 1999 and 1998.

Sales and technical services provided by the Company to affiliates in the Middle East totaled approximately $5,100,000 in 1999, $2,100,000 in 1998 and $2,300,000 in 1997, and related receivables aggregated approximately $3,400,000 at November 30, 1999 and $2,200,000 at November 30, 1998. The
Company has 25% ownership in Amercoat Mexicana, which has been accounted for by the cost method.

NOTE 7  BUSINESS ACQUISITIONS

During 1997, the Company acquired the maintenance coatings business of The Valspar Corporation for the assets of the Company's product finishes business. The transaction was accounted for as a purchase, and the results of operations were included in the Company's consolidated financial statements beginning in the second quarter of fiscal 1997.

During 1998, the Company acquired for cash the worldwide Croda Coatings business of Croda International Plc.This acquisition was accounted for as a purchase, and the results of operations were included in the Company's consolidated financial statements beginning in the second quarter of fiscal 1998.

During 1998, the Company acquired for cash Hope Composites 2000, Inc., a privately-owned manufacturer of fiberglass pipe and fittings in Georgia. This acquisition was accounted for as a purchase, and the results of operations were included in the Company's consolidated financial statements beginning in the second quarter of fiscal 1998.

The above acquisitions totaled $52,491,000. The excess of the purchase price over the fair value of the assets acquired was $10,798,000. The Company recorded $6,726,000 as costs in excess of net assets acquired and $4,072,000 as other intangibles, consisting primarily of trademarks and know-how. Costs in excess of net assets acquired are being amortized on a straight-line basis over 40 years. Other intangible assets are being amortized on a straight-line basis over periods ranging from 3 to 10 years.

NOTE 8  ACCRUED LIABILITIES

Accrued liabilities were as follows at November 30:

(In thousands)                                     1999         1998
--------------------------------------------------------------------
Compensation and benefits                        $15,809     $14,603
Interest                                           6,928       6,615
Advances from customers                            4,474       9,156
Reserves for pending claims and litigation         4,308       4,413
Self-insurance reserves                            4,239       4,271
Taxes (other than income taxes)                    3,320       3,652
Commissions and royalties                            978       1,353
Other                                              3,496       6,290
                                                 -------------------
                                                 $43,552     $50,353
                                                 ===================

NOTE 9  OTHER LONG-TERM LIABILITIES

Other long-term liabilities were as follows at November 30:

(IN THOUSANDS)                                   1999          1998
-------------------------------------------------------------------
Reserves for pending claims and litigation    $12,062       $11,724
Interest and self-insurance reserves            8,250         8,421
Compensation and benefits                       6,063         8,942
Other                                           4,094        11,826
                                              ---------------------
                                              $30,469       $40,913
                                              =====================

NOTE 10  INCOME TAXES

The provision for income taxes included the following for the years ended November 30:

(IN THOUSANDS)                1999        1998        1997
-----------------------------------------------------------
Current
   Federal                $  4,932    $ 14,993    $  9,875
   Foreign                   5,132       3,110         (82)
   State                     2,077       3,381       1,272
                          ---------------------------------
                            12,141      21,484      11,065
Deferred
   Federal                  (1,092)     (8,352)        676
   Foreign                    (362)       (397)        (63)
   State                      (205)     (1,564)        196
                          ---------------------------------
                            (1,659)    (10,313)        809
                          ---------------------------------
                          $ 10,482    $ 11,171    $ 11,874
                          =================================


                                      |33|

Deferred income tax assets (liabilities) were comprised of the following as of November 30:

(IN THOUSANDS)                                 1999          1998
------------------------------------------------------------------
Non-current deferred income taxes
   Employee benefits                        $ 6,108       $ 7,059
   Self insurance/claims reserves            10,329        15,071
   Other reserves                             6,481         1,158
   Investments                                 (958)           --
   Property, plant and equipment            (15,340)      (15,069)
   Other                                        473           544
                                            ----------------------
Net non-current deferred income
   tax assets                                 7,093         8,763

Current deferred income taxes
   Employee benefits                          2,607         2,252
   Self-insurance/claims reserves             1,362         1,353
   Accounts receivable                        2,426         1,435
   Inventory                                  5,777         2,910
   Other                                     (1,118)         (224)
                                            ----------------------
Net current deferred income tax assets       11,054         7,726
                                            ----------------------
Net deferred income tax assets              $18,147       $16,489
                                            ======================

The tax provision represents effective tax rates of 32%, 35% and 38% of income before income taxes for the years ended November 30, 1999, 1998 and 1997, respectively. A reconciliation of income taxes provided at the effective income tax rate and the amount computed at the federal statutory income tax rate of 35% is as follows for the years ended November 30:

(IN THOUSANDS)                                1999         1998         1997
-----------------------------------------------------------------------------
Domestic income,
    before income taxes                    $26,893      $21,497      $24,746
Foreign income,
    before income taxes                      5,862       10,420        6,500
                                           ----------------------------------
                                           $32,755      $31,917      $31,246
                                           ==================================

Taxes at federal statutory rate            $11,465      $11,171      $10,936
State taxes (net of federal tax benefit)     1,282        1,181          954
Foreign losses with no federal benefit       3,446          460           87
Foreign income taxed at lower rates         (2,270)      (1,922)        (629)
Foreign tax credit                          (1,457)        (803)         (74)
Foreign branch and withholding taxes         1,705          420          571
Equity in earnings of
    affiliated companies                    (1,676)         (60)        (184)
Percentage depletion                          (387)        (350)        (379)
Other, net                                  (1,626)       1,074          592
                                           ----------------------------------
                                           $10,482      $11,171      $11,874
                                           ==================================

In 1998, the Company settled items disputed with the Internal Revenue Service relating to the audit of fiscal years 1987 through 1989. The related refund received was not material to the Company's financial statements.

In 1996, the Internal Revenue Service completed the examination of the Company's 1990 through 1992 Federal income tax returns, and issued an assessment. The Company agreed and paid the tax on a portion of the assessment, and filed an appeal with respect to the portion that was in dispute. In 1999, a portion of the disputed items was settled. The Internal Revenue Service is now in the process of reviewing the remainder of the disputed items. The resolution of these matters is not expected to have a material effect on the Company's financial position or its results of operations.

NOTE 11 DEBT
Short-term borrowings consisted of loans payable under bank credit lines by consolidated foreign subsidiaries totaling $3,479,000 and $3,024,000 as of November 30, 1999 and 1998, respectively. At November 30, 1999, the equivalent of $10,300,000 was available under these short-term credit lines. The effective interest rate on these loans was approximately 24.53% at November 30, 1999 and 7.25% at November 30, 1998. The higher interest rate in 1999 related to borrowings by the Company's Colombian subsidiary.

Domestically, the Company has uncommitted, short-term bank credit lines totaling $8,900,000 with interest at various money market rates. The Company also maintains a $150,000,000 revolving credit facility with five banks ("Revolver"). Under the Revolver, the Company may, at its option, borrow at interest rates based on specified margins over money market rates, at any time until April 2003, when all borrowings under the Revolver must be repaid. At November 30, 1999, $67,100,000 was borrowed domestically under these facilities.

A foreign consolidated subsidiary maintains revolving credit facilities and short-term facilities with banks. The subsidiary may borrow in various currencies, at interest rates based on specified margins over money market rates. The subsidiary is able to borrow up to the equivalent of $6,000,000 at any time through October 2001 under one facility. A second arrangement permits borrowings up to $4,400,000, declining by $500,000 semi-annually. Other short-term lines permit borrowings up to $6,400,000. At November 30, 1999, $10,044,000 was borrowed under these facilities.

Long-term debt consisted of the following as of November 30:

(IN THOUSANDS)                                        1999            1998
------------------------------------------------------------------------------
Fixed-rate unsecured notes payable:
   9.79%, payable in annual principal
      installments of $12,000                      $ 12,000         $ 24,000
   7.92%, payable in annual principal
      installments of $8,333,
      commencing in 2001                             50,000           50,000
Variable-rate industrial development bonds,
   payable in 2016 (3.95% at November 30, 1999)       7,200            7,200
Variable-rate unsecured bank
   revolving  credit facilities
   (approximately 5.89% at November 30, 1999)        77,144           94,406
Variable-rate unsecured bank loan,
    payable by a consolidated subsidiary in
    Dutch guilders, with annual principal
    installments of approximately $595
    (4.17% at November 30, 1999)                      1,488            2,383
                                                   --------------------------
                                                    147,832          177,989

Less current portion                                (12,595)         (12,681)
                                                   --------------------------
                                                   $135,237         $165,308
                                                   ==========================


                                      |34|

Future maturities of long-term debt are as follows:

                            Year ending
(IN THOUSANDS)              November 30        Amount
-----------------------------------------------------
                                   2000      $ 12,595
                                   2001         8,928
                                   2002         8,631
                                   2003        84,401
                                   2004         8,333
                             Thereafter        24,944
                                             --------
                                             $147,832
                                             ========

Borrowings under bank facilities are supported by the Revolver and, accordingly, have been classified as long term.

The lending agreements contain various restrictive covenants, including the requirement to maintain specified amounts of working capital and net worth and restrictions on cash dividends, borrowings, liens, investments and guarantees. Under the most restrictive provisions of the Company's lending agreements, approximately $12,840,000 of retained earnings was not restricted at November 30, 1999, as to the declaration of cash dividends or the repurchase of Company stock. At November 30, 1999, the Company was in compliance with all financial covenants.

Certain note agreements contain provisions regarding the Company's ability to grant security interests or liens in association with other debt instruments. If the Company grants such a security interest or lien, then such notes will be secured equally and ratably as long as such other debt shall be secured.

Interest income and expense were as follows:

(IN THOUSANDS)                1999          1998          1997
---------------------------------------------------------------
Interest expense           $13,153       $15,646       $12,433
Interest income               (215)         (569)         (578)
                           -----------------------------------
Interest expense, net      $12,938       $15,077       $11,855
                           ===================================

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

                                     NOVEMBER 30, 1999
                                     -----------------
                                    CARRYING     FAIR
(IN THOUSANDS)                        AMOUNT    VALUE
------------------------------------------------------
Short-term borrowings              $   3,479  $ 3,479
Fixed-rate, long-term debt            62,000   63,432
Variable-rate, long-term debt         85,832   85,832

                                     November 30, 1998
                                     -----------------
                                     Carrying     Fair
(In thousands)                         Amount    Value
-------------------------------------------------------
Short-term borrowings              $   3,024  $ 3,024
Fixed-rate, long-term debt            74,000   80,009
Variable-rate, long-term debt        103,989  103,989

The carrying value of short-term and variable-rate, long-term debt is a reasonable estimate of fair value as interest rates are tied to market rates and the Company believes it could refinance on similar terms. The estimated fair value of the Company's fixed-rate long-term debt is based on U.S. government notes plus an estimated spread for similar securities with similar remaining maturities.

NOTE 12 LEASE COMMITMENTS
The Company leases facilities and equipment under non-cancelable operating leases. Rental expense under long-term operating leases of property, vehicles and other equipment was $5,355,000 in 1999, $6,216,000 in 1998 and $6,170,000
in 1997. At November 30, 1999, future rental commitments under these leases totaled $45,045,000. Future rental commitments are payable as follows:

                       Year ending
(IN THOUSANDS)         November 30             Amount
-----------------------------------------------------
                              2000            $ 5,215
                              2001              4,407
                              2002              3,249
                              2003              2,047
                              2004              1,916
                        Thereafter             28,211
                                              -------
                                              $45,045
                                              =======

Future rental commitments for leases have not been reduced by minimum non-cancelable sublease rentals aggregating $3,219,000 for operating leases.

NOTE 13 INCENTIVE STOCK COMPENSATION PLANS
The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its various stock option plans. The Company has only adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation."

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

The Company has 393,409 options outstanding under the 1992 Incentive Plan at November 30, 1999. The plan provides for the issuance of additional options to purchase not more than 250,000 shares of common stock in the form of incentive options under the provisions of Section 422 of the Internal Revenue Code. Options can be incentive options or non-qualified options and may be granted for up to 10 years. At November 30, 1999, 24,746 options were available for future grants.

On June 27, 1994, the Board of Directors of the Company adopted the 1994 Non-employee Director Stock Option Plan ("Non-employee Director Plan"). On March 27, 1995, the Non-employee Director Plan


                                      |35|
was approved by the stockholders at the Annual Stockholder's Meeting. Under the terms of the Non-employee Director Plan, each non-employee director shall automatically be granted 1,000 options on the first business day following the date of the annual meeting of the stockholders of the Company at which the directors of the Company are elected. The aggregate number of shares issued and issuable shall not exceed 120,000. As of November 30, 1999, the Company had 27,000 options outstanding under the Non-employee Director Plan.

For both the 1992 Incentive Plan and the Non-employee Director Plan, the exercise price of each option equals the market price of the Company's stock on the date of grant, and an option's maximum term is 10 years. Options are granted at various times during the fiscal year under both plans and vest over 5 years.

SFAS 123 requires pro forma information regarding net income and earnings per share as if compensation cost for stock options had been determined based on the fair value of the options on the grant date. The Company estimates the fair value of stock options at the grant date by using the Black Scholes option pricing model with the following weighted average assumptions used for grants in 1997, 1998 and 1999, respectively: dividend yield of .19%, .04% and
 .05%; an expected volatility of 20.0%, 21.6% and 17.0%; risk-free rates of 6.22% and 6.36%, 5.48% and 5.50%, and 4.56% for the 1992 Incentive Plan and risk-free rates of 6.66%, 5.62% and 5.11% for the Non-employee Director Plan; an expected life of 5 years.

Under the accounting provisions of SFAS 123, the Company's net income and earnings per share would have been reduced as indicated below for the years ended November 30:

(In thousands except per share data)     1999      1998      1997
-----------------------------------------------------------------
Net Income
   As reported                        $22,273   $20,746   $19,372
   Pro forma                           21,734    20,275    19,087
Earnings per share (diluted)
   As reported                           5.54      5.08      4.73
   Pro forma                             5.40      4.96      4.66

A summary of the Company's stock option plans as of November 30, 1997, 1998 and 1999, and changes during the years then ended, follows:

                                    Number of  Weighted Average
                                       Shares    Exercise Price
---------------------------------------------------------------
Outstanding at November 30, 1996      292,259        $39.22
   Granted                             55,000         48.54
   Exercised                          (20,375)        33.86
   Forfeited                           (5,150)        38.60
                                      --------
Outstanding at November 30, 1997      321,734         39.57
                                      --------
Options Exercisable at Year-end       172,359         36.96
                                      --------
Weighted-Average
   Fair Value of Options
   Granted During the Year                            15.27

                                       Number of    Weighted Average
                                          Shares      Exercise Price
--------------------------------------------------------------------
Outstanding at November 30, 1997         321,734              $39.57
   Granted                                78,500               57.14
   Exercised                             (24,625)              37.38
   Forfeited                              (7,125)              42.50
                                         -------
Outstanding at November 30, 1998         368,484               43.40
                                         -------
Options Exercisable at Year-end          197,359               38.11
                                         -------
Weighted-Average
   Fair Value of Options
   Granted During the Year                                     18.27

OUTSTANDING AT NOVEMBER 30, 1998         368,484               43.40
   GRANTED                                58,500               37.78
   EXERCISED                                   0                   0
   FORFEITED                              (6,575)              46.32
                                         -------
OUTSTANDING AT NOVEMBER 30, 1999         420,409               42.57
                                         =======
OPTIONS EXERCISABLE AT YEAR-END          254,034               40.14
                                         =======
WEIGHTED-AVERAGE
   FAIR VALUE OF OPTIONS
   GRANTED DURING THE YEAR                                     10.25

The following table summarizes information about stock options outstanding as of November 30, 1999:

                                           Weighted Average
                                 Number           Remaining          Weighted
Range of                 Outstanding at    Contractual Life           Average
Exercised Prices      November 30, 1999          (in years)    Exercise Price
-----------------------------------------------------------------------------
$25.00  to  $35.00               46,350                4.82            $32.66
 35.00  to   45.00              253,559                6.28             38.77
 45.00  to   55.00               44,500                7.19             49.75
 55.00  to   65.00               76,000                8.49             57.12
                                -------
$25.00  to   65.00              420,409                6.61             42.57
                                =======


                                      Number           Weighted
Range of                      Exercisable at            Average
Exercised Prices           November 30, 1999     Exercise Price
---------------------------------------------------------------
$25.00  to  $35.00                    40,350             $32.35
 35.00  to   45.00                   172,434              38.86
 45.00  to   55.00                    22,250              49.75
 55.00  to   65.00                    19,000              57.12
$25.00  to   65.00                   254,034              40.14

NOTE 14 COMMITMENTS & CONTINGENCIES

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


                                      |36|

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

NOTE 15 EMPLOYEE BENEFIT PLANS
The Company has a qualified, defined benefit, noncontributory pension plan for employees not covered by union pension plans. Benefits paid to retirees are based upon age at retirement, years of credited service and average compensation or negotiated benefit rates. The Company's funding policy is to make contributions to the plan sufficient to meet the minimum funding requirements of applicable laws and regulations, plus such additional amounts, if any, as the Company's actuarial consultants recommend. During 1999, the Company adopted Statement of Financial Accounting Standards No. 132 ("SFAS 132"), "Employers' Disclosures about Pensions and Post-retirement Benefits," which standardizes the disclosure requirements for pension and other post-retirement benefits. The Statement addresses disclosure only. It does not address liability measurement or expense recognition.

Assets of the defined benefit plan are invested in a directed trust. Assets in the trust are invested in equity securities of corporations (including $7,648,000 of the Company's common stock at November 30, 1999), U.S. government obligations, derivative securities, corporate bonds and money market funds.

The Company has a supplemental non-qualified, non-funded retirement plan, for which the Company has purchased cost recovery life insurance on the lives of the participants. The Company is the sole owner and beneficiary of such policies. The amount of the coverage is designed to provide sufficient revenues to cover all costs of the plan if assumptions made as to mortality experience, policy earnings and other factors are realized. As of November 30, 1999 and 1998, the cash surrender value of these policies was $7,308,000 and $6,800,000, respectively.

The following tables set forth the change in benefit obligations, change in plan assets and funded status as of November 30, 1999 and 1998 for the Company's defined benefit retirement plan and supplemental retirement plan:


IN THOUSANDS                                       DEFINED BENEFIT RETIREMENT PLAN    SUPPLEMENTAL RETIREMENT PLAN
------------------------------------------------------------------------------------------------------------------
                                                      1999            1998                    1999          1998
                                                  ----------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION

Projected benefit obligation-beginning of year    $140,228        $121,205                  $5,746        $4,339
Service cost                                         2,263           2,102                     367           306
Interest cost                                        8,511           8,785                     373           347
Actuarial (gain) loss                              (16,287)         15,976                    (298)          999
Benefit payments                                    (8,351)         (7,840)                   (281)         (245)
                                                  ----------------------------------------------------------------
Projected benefit obligation-end of year          $126,364        $140,228                  $5,907        $5,746
                                                  ================================================================

CHANGE IN PLAN ASSETS

Plan assets at fair value-beginning of year       $151,755        $150,454                 $    --       $    --
Actual return on plan assets                        13,877           9,141                      --            --
Employer contribution                                   --              --                     281           245
Plan participants' contributions                        --              --                      --            --
Benefit payments                                    (8,351)         (7,840)                   (281)         (245)
                                                  ----------------------------------------------------------------
Plan assets at fair value-end of year             $157,281        $151,755                 $    --       $    --
                                                  ================================================================

FUNDED STATUS

Funded status                                     $ 30,917        $ 11,527                 $(5,907)      $(5,746)
Unrecognized actuarial (gain) loss                 (25,645)         (9,870)                    962         1,468
Unrecognized transition (asset) obligation            (265)           (380)                     --            --
Unrecognized prior service cost                        484             704                     240           371
                                                  ----------------------------------------------------------------
Net amount recognized                             $  5,491        $  1,981                 $(4,705)      $(3,907)
                                                  ================================================================


                                      |37|

Amounts recognized in the Company's balance sheet consisted of the following:


IN THOUSANDS                                     DEFINED BENEFIT RETIREMENT PLAN       SUPPLEMENTAL RETIREMENT PLAN
-------------------------------------------------------------------------------------------------------------------
                                                       1999            1998                   1999          1998
                                                    ---------------------------------------------------------------
Prepaid benefit cost                                $5,491          $1,981             $        --    $       --
Accrued benefit liability                               --              --                  (4,790)       (4,780)
Intangible asset                                        --              --                      85           371
Accumulated other comprehensive income                  --              --                      --           502
                                                    ---------------------------------------------------------------
Net amount recognized                               $5,491          $1,981             $    (4,705)   $   (3,907)
                                                    ===============================================================

Net periodic benefit costs for the Company's defined benefit retirement plan and supplemental retirement plan for 1999, 1998 and 1997 included the following components:


IN THOUSANDS                                       DEFINED BENEFIT RETIREMENT PLAN      SUPPLEMENTAL RETIREMENT PLAN
--------------------------------------------------------------------------------------------------------------------
                                                          1999     1998     1997             1999     1998    1997
                                                       -----------------------------------------------------------
Service cost                                           $ 2,263  $ 2,102  $ 1,912          $   367   $  306  $  247
Interest cost                                            8,511    8,785    8,707              373      347     300
Expected return on plan assets                         (14,389) (14,287) (11,590)              --       --      --
Amortization of unrecognized prior service cost            220      454      623              131      131     339
Amortization of unrecognized net transition (asset)
  obligation                                              (115)    (114)    (114)              --       --      --
Amortization of accumulated (gain) loss                     --   (2,802)    (530)             208       83      --
                                                       -----------------------------------------------------------
Net periodic benefit cost                              $(3,510) $(5,862)  $ (992)         $ 1,079   $  867  $  886
                                                       ===========================================================

The following weighted-average assumptions were used to develop net periodic cost and the actuarial present value of projected benefit obligations:


                                               DEFINED BENEFIT RETIREMENT PLAN    SUPPLEMENTAL RETIREMENT PLAN
--------------------------------------------------------------------------------------------------------------
                                                     1999     1998     1997         1999     1998     1997
                                                     ---------------------------------------------------------
Weighted average discount rate                       7.50%    6.25%    7.50%        7.50%    6.25%    7.50%
Expected long-term rate of return on plan assets     9.75%    9.75%    9.75%         N/A      N/A      N/A
Rate of increase in compensation levels              5.00%    3.75%    5.00%        5.00%    3.75%    5.00%


Approximately 18% of the Company's employees are covered by union-sponsored, collectively bargained, multi-employer pension plans. The Company contributed and charged to expense $1,800,000, $2,900,000 and $2,700,000 in 1999, 1998 and 1997, respectively. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of hours worked. The Company has no intention of withdrawing from any of these plans, nor is there any intention to terminate such plans.

The Company provides health and life insurances benefits to a limited number of U.S. eligible retirees and eligible survivors of retirees. These benefits are unfunded.

Changes in the Company's benefit obligation and funded status are as follows:


IN THOUSANDS                                        SALARIED BENEFLEX        UNION MEDICAL       EXECUTIVE LIFE INSURANCE
-------------------------------------------------------------------------------------------------------------------------
                                                   1999        1998        1999       1998           1999        1998
                                                  -----------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Projected benefit obligation--beginning of year   $ 283       $ 264       $ 903      $ 818         $1,133     $   849
Service cost                                         18          15          60         28             26          12
Interest cost                                        18          20          63         58             69          69
Actuarial (gain) loss                               (17)         25         (35)        49           (215)        235
Benefit payments                                    (46)        (41)        (53)       (50)           (34)        (32)
                                                  -----------------------------------------------------------------------
Projected benefit obligation-end of year          $ 256       $ 283       $ 938      $ 903         $  979     $ 1,133
                                                  =======================================================================

FUNDED STATUS
Funded status                                     $(256)      $(283)      $(938)     $(903)        $ (979)    $(1,133)
Unrecognized actuarial (gain) loss                  (33)        (16)        255        312             31         258
Unrecognized transition obligation                  231         248         355        380            412         441
Unrecognized prior service cost                      --          --          --         --             --          --
                                                  -----------------------------------------------------------------------
Net amount recognized                             $ (58)      $ (51)      $(328)     $(211)        $ (536)    $  (434)
                                                  =======================================================================


                                      |38|

Amounts recognized in the balance sheet consisted of the following:


IN THOUSANDS                                 SALARIED BENEFLEX        UNION MEDICAL        EXECUTIVE LIFE INSURANCE
-------------------------------------------------------------------------------------------------------------------
                                              1999         1998       1999        1998          1999        1998
                                              ---------------------------------------------------------------------
Prepaid benefit cost                          $ --        $ --       $  --      $  --          $  --       $  --
Accrued benefit liability                      (58)        (51)       (328)      (211)          (536)       (434)
Additional minimum liability                    --          --          --         --             --          --
Intangible asset                                --          --          --         --             --          --
Accumulated other comprehensive income          --          --          --         --             --          --
                                              ---------------------------------------------------------------------
Net amount recognized                         $(58)       $(51)      $(328)     $(211)         $(536)      $(434)
                                              =====================================================================

Net periodic benefit costs were as follows:


IN THOUSANDS                                     SALARIED BENEFLEX             UNION MEDICAL        EXECUTIVE LIFE INSURANCE
----------------------------------------------------------------------------------------------------------------------------
                                                1999     1998   1997         1999    1998   1997        1999   1998   1997
                                               -----------------------------------------------------------------------------
Service cost                                     $18      $15    $15         $ 60    $ 28   $ 38        $ 26   $ 12   $ 22
Interest cost                                     18       20     21           63      58     60          69     69     60
Expected Return on plan assets                    --       --     --           --      --     --          --     --     --
Amortization of unrecognized prior service cost   --       --     --            --     --     --          --     --     --
Amortization of unrecognized net transition
     obligation (asset)                           17       17     17           25      25     25          29     29     29
Amortization of accumulated (gain) loss           --       (1)    (2)          22      11     13          12      1     --
                                               -----------------------------------------------------------------------------
Net periodic benefit cost                        $53      $51    $51         $170    $122   $136        $136   $111   $111
                                               =============================================================================

Weighted-average assumptions were as follows:


                                                      SALARIED BENEFLEX        UNION MEDICAL      EXECUTIVE LIFE INSURANCE
---------------------------------------------------------------------------------------------------------------------------
                                                     1999   1998    1997     1999   1998   1997    1999    1998   1997
                                                     ------------------------------------------------------------------
Weighted average discount rate                       7.50%  6.25%   7.50%    7.50%  6.25%  7.50%   7.50%   6.25%  7.50%
Expected long-term rate of return on plan assets     N/A    N/A     N/A      N/A    N/A    N/A     N/A     N/A    N/A
Rate of increase in compensation levels              N/A    N/A     N/A      N/A    N/A    N/A     5.00%   5.00%  5.00%

The assumed health care cost trend used in measuring the projected benefit obligation was 7% in 1999, with the assumption that the rate will decline to 6% beyond 2000.

The Company has a deferred compensation plan providing key executives with the opportunity to participate in an unfunded, deferred compensation program. Under the program, participants may defer base compensation and bonuses and earn interest on their deferred amounts. The program is not qualified under
Section 401 of the Internal Revenue Code. The total of participant deferrals and earnings thereon was $7,299,000 at November 30, 1999, and $6,865,000 at November 30, 1998. The participant deferrals earn interest at a rate based on U.S. Government Treasury rates. The interest expense related to this plan was $603,000 in 1999, $610,000 in 1998 and $550,000 in 1997.

The Company has a life insurance plan wherein eligible executives are provided with life insurance protection based upon three times base salary. Upon retirement, the executive is provided with life insurance protection based upon final base salary. Benefits may be paid as a lump sum or as an annual income to the identified survivor over ten years. The expense related to this plan was $371,000 in 1999, $394,000 in 1998 and, $361,000 in 1997.

In connection with the above two plans, whole life insurance contracts were purchased on the related participants. At November 30, 1999 and 1998, the cash surrender value of these policies was $13,076,000 and $10,731,000, respectively, net of loans of $1,000,000 each year.

The Company provides to certain employees a savings plan under Section 401(k) of the Internal Revenue Code. The savings plan allows for deferral of income up to a certain percentage through contributions to the plan and, within certain restrictions, Company matching contributions are in the form of cash. In 1999, 1998 and 1997, the Company recorded expense for matching contributions of $322,000, $482,000 and $286,000, respectively.


                                      |39|

NOTE 16 CAPITAL STOCK

The certificate of incorporation in Delaware authorizes 12,000,000 shares of $2.50 par value common stock, 1,000,000 shares of $1.00 par value preferred stock and 100,00 shares of $1.00 par value series A junior participating cumulative preferred stock. The preferred stock may be issued in series, with the rights and preferences of each series to be established by the Board of Directors. As of November 30, 1999, the Company had no shares of preferred stock or series A junior participating cumulative preferred stock outstanding.

The Company has a Stockholders' Rights Agreement, which entitles stockholders to purchase common stock if a party acquires 15% or more of the Company's common shares or announces a tender offer for at least 15% of its common shares outstanding.

NOTE 17 QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for the years ended November 30, 1999 and 1998, follow:

                                           1999
                        ------------------------------------------
                               FIRST    SECOND     THIRD    FOURTH
(IN THOUSANDS
EXCEPT PER SHARE DATA)       QUARTER   QUARTER   QUARTER   QUARTER
------------------------------------------------------------------
Sales                       $122,899  $149,468  $138,795  $133,919
Gross profit                  30,881    39,559    38,087    34,455
Net income                     1,004     6,020     7,986     7,263
Diluted net income
   per share                    0.25      1.50      1.98      1.80
Stock price per share--high   40 7/8    45 3/4  46 13/16    47 3/4

Stock price per share--low   36 7/16  34 11/16   38 1/16   42 3/16

Dividends                       0.32      0.32      0.32      0.32

                                           1998
                        ------------------------------------------
                               First    Second     Third    Fourth
(IN THOUSANDS
EXCEPT PER SHARE DATA)       Quarter   Quarter   Quarter   Quarter
------------------------------------------------------------------

Sales                       $102,526  $136,974  $155,707  $156,939
Gross profit                  24,202    36,326    38,142    40,542
Net (loss) income               (940)    4,490     6,178    11,018
Diluted net (loss) income
   per share                    (.23)     1.09      1.51      2.71
Stock price per share--high   64 5/8    62 3/4    60 1/8   39 9/16
Stock price per share--low    57 1/8    54 3/4    37 5/8    33 3/8

Dividends                       0.32      0.32      0.32      0.32

The Company traditionally experiences lower sales during the first fiscal quarter because of seasonal patterns associated with weather and contractor schedules.

NOTE 18 SEGMENT INFORMATION

In 1999, the Company adopted Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosure about Segments of an Enterprise and Related Information." SFAS 131 requires disclosure of certain information about operating segments, geographic areas in which the Company operates, major customers, and products and services. In accordance with SFAS 131, the Company has determined it has four operating segments. The Coatings Group manufactures and markets high-performance industrial and marine coatings. The Fiberglass-Composite Pipe Group manufactures and markets filament-wound and molded composite fiberglass pipe, tubing, fittings and well screens. The Concrete & Steel Pipe Group manufactures and supplies concrete and steel pressure pipe, concrete non-pressure pipe, protective linings for pipe, and fabricated products. The Construction & Allied Products Group manufactures and sells ready-mix concrete, sand and aggregates, concrete pipe and culverts, and concrete and steel lighting and traffic poles. Each of these segments has a dedicated management team and is managed separately, primarily because of differences in products.

The markets served by the Coatings Group and the Fiberglass-Composite Pipe Group are worldwide in scope. The Concrete & Steel Pipe Group serves primarily the western United States. The Construction and Allied Products Group operates exclusively in the State of Hawaii and the continental United States. Sales for export or to any individual customer did not exceed 10% of consolidated sales.

The Company does not maintain separate stand-alone financial statements prepared in accordance with generally accepted accounting principles for each of its operating segments. In accordance with SFAS 131, the following table presents information related to each operating segment included in, and in a manner consistent with, internal management reports.

Inter-segment sales were not significant. Income from reportable segments is exclusive of certain unallocated income and expense, including interest expense and income expense. Identifiable assets by segment are those assets that are used exclusively by such segment. Unallocated assets are principally cash, corporate property and equipment, and investments. Capital expenditures do not include plant and equipment for business acquisitions.


                                      |40|

                                                                       SEGMENT INFORMATION
                                  ------------------------------------------------------------------------------------------------
                                                Fiberglass-   Concrete &  Construction &  Corporate &
(DOLLARS IN THOUSANDS)             Coatings  Composite Pipe   Steel Pipe  Allied Products Unallocated   Eliminations  Consolidated
----------------------------------------------------------------------------------------------------------------------------------
1999
   SALES                          $ 199,357     $  95,524     $ 142,468      $108,559     $     --       $    (827)     $ 545,081
   INCOME (LOSS) BEFORE INTEREST
      AND INCOME TAXES                9,185        12,055        23,022        17,155       (15,724)(1)         --         45,693
   EQUITY INCOME                        216         1,221         1,211            --         5,851             --          8,499
   LONG-LIVED ASSETS                 51,570        26,795        46,774        33,183        29,833         (1,981)       186,174
   INVESTMENTS                        2,136         3,784            --            --        17,126             --         23,046
   TOTAL ASSETS                     148,436       117,561       100,177        57,208       159,077       (123,492)       458,967
   CAPITAL EXPENDITURES               6,041         4,672         5,259         3,627            73             --         19,672
   DEPRECIATION AND AMORTIZATION      6,765         3,601         4,000         3,755           865             --         18,986
---------------------------------------------------------------------------------------------------------------------------------
1998
   Sales                          $ 213,961     $ 105,633     $ 131,633     $ 102,066      $      --       $(1,147)     $ 552,146
   Income (loss) before interest
      and income taxes                8,451        16,467        21,082        10,309         (9,315)(2)        --         46,994
   Equity income                        382           942         2,250           (86)         3,025            --          6,513
   Long-lived assets                 56,046        27,156        49,967        37,401         30,470        (5,986)       195,054
   Investments                        2,131         3,806            --            --         16,775            --         22,712
   Total assets                     167,811       116,415       114,503        55,217        159,618      (113,345)       500,219
   Capital expenditures               4,755         5,700        19,365         2,898             26            --         32,744

   Depreciation and amortization      5,677         3,630         4,121         4,183          1,088            --         18,699
---------------------------------------------------------------------------------------------------------------------------------
1997
   Sales                          $ 190,690     $ 102,690     $ 146,069      $ 94,858       $     --      $   (801)      $533,506
   Income (loss) before interest
      and income taxes               16,604        14,427        16,675         8,227        (12,832)           --         43,101
   Equity income                        293           826            31          (185)         3,025            --          3,990
   Long-lived assets                 24,687        27,003        37,405        39,363         29,145            23        157,626
   Investments                        2,134         3,806        11,505            87         16,775            --         34,307
   Total assets                     120,342        98,549        91,088        60,954        139,968       (77,676)       433,225
   Capital expenditures               4,259         8,466         7,383         3,253          1,499            --         24,860
   Depreciation and amortization      3,802         3,751         3,972         4,208            943            --         16,676
---------------------------------------------------------------------------------------------------------------------------------


(1) INCLUDES $1,223 GAIN ON SALES OF ASSETS.
(2) INCLUDES ASSET WRITE-DOWNS AND OTHER CHARGES OF $21,669 AND GAIN ON SALES OF INVESTMENT AND OTHER ASSETS OF

                                                                             GEOGRAPHIC AREAS
                                                  ------------------------------------------------------------------------
                                                      United
(DOLLARS IN THOUSANDS )                               States       Europe        Asia     Other  Eliminations Consolidated
--------------------------------------------------------------------------------------------------------------------------
1999
   SALES TO UNAFFILIATED CUSTOMERS                  $374,543     $ 88,788    $ 38,436    $ 43,314    $      --     $545,081
   INTERCOMPANY SALES BETWEEN GEOGRAPHIC AREAS         7,369        1,530       5,409          --      (14,308)          --
                                                  ------------------------------------------------------------------------
      TOTAL SALES                                    381,912       90,318      43,845      43,314      (14,308)     545,081
   INCOME BEFORE INTEREST AND INCOME TAXES            32,229          316      12,587         561           --       45,693
   LONG-LIVED ASSETS                                 130,792       31,042      10,309      16,012       (1,981)     186,174
   TOTAL ASSETS                                      397,570       82,269      63,498      39,122     (123,492)     458,967
--------------------------------------------------------------------------------------------------------------------------
1998
   Sales to unaffiliated customers                  $401,580     $101,727    $ 23,675    $ 25,164    $      --    $ 552,146
   Intercompany sales between geographic areas         9,748        1,389       9,685          --      (20,822)          --
                                                  ------------------------------------------------------------------------
      Total sales                                    411,328      103,116      33,360      25,164      (20,822)     552,146
   Income before interest and income taxes            33,391        6,983       6,890        (270)          --       46,994
   Long-lived assets                                 139,371       34,545       9,771      17,353       (5,986)     195,054
   Total assets                                      422,684       99,638      51,396      39,846     (113,345)     500,219
--------------------------------------------------------------------------------------------------------------------------
1997
   Sales to unaffiliated customers                  $434,839     $ 67,328    $ 27,552    $  3,787    $      --    $ 533,506
   Intercompany sales between geographic areas         1,829        7,189       2,507          --      (11,525)          --
                                                  ------------------------------------------------------------------------
      Total sales                                    436,668       74,517      30,059       3,787      (11,525)     533,506
   Income before interest and income taxes            33,628        2,838       6,359         276           --       43,101
   Long-lived assets                                 131,629       16,534       9,031         409           23      157,626
   Total assets                                      402,124       61,703      40,329       6,745      (77,676)     433,225
--------------------------------------------------------------------------------------------------------------------------


                                      |41|