Form 10-K405, Exhibit 13
period 2000-11-30
AMERON INTERNATIONAL CORP
filed 2001-02-28
CIK 790730

                  AMERON INTERNATIONAL 2000 FINANCIAL OVERVIEW
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF
OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

During 2000, the Company generated $25.8 million of cash from operating activities, compared to $45.1 million generated in 1999. In spite of higher net income, lower cash was generated in 2000 because of higher working capital requirements. Inventories decreased by $10 million, and receivables increased by $28 million primarily due to an increase of $22 million in sales in the last quarter of 2000 compared to the same period in 1999.

In 2000, capital expenditures totaled $21.1 million, compared to $19.7 million in 1999. Capital expenditures in 2000 were primarily for replacement and refurbishment of machinery and equipment at existing facilities and ongoing construction of a new pole manufacturing facility in Alabama. During the year ending November 30, 2001, the Company anticipates spending approximately $15 million to $25 million for capital expenditures, which will be funded from existing cash balances and lines of credit, as well as funds generated from operations.

Net borrowings were $5.2 million in 2000, compared to net debt repayments of $27.7 million in 1999. Common dividends totaled $5.1 million in both 2000 and 1999. The Company repurchased 122,555 shares of treasury stock in 2000 for $4.5 million, compared to 38,200 shares in 1999 for $1.4 million.

Cash and cash equivalents at November 30, 2000 totaled $11.5 million, an increase of $1.0 million from November 30, 1999. At November 30, 2000, the Company had total debt outstanding of $154.6 million and $98.7 million in unused credit lines available to fund operating and investing activities worldwide. Management believes that cash flows from operations and current cash balances, together with currently available lines of credit, will be sufficient to meet operating requirements in 2001.

RESULTS OF OPERATIONS: 2000 COMPARED WITH 1999

GENERAL
Net income per diluted share for the year ended November 30, 2000 was $6.41 on sales of $550.7 million, compared to $5.54 per share on sales of $545.1 million in 1999.

SALES
Sales increased by $5.6 million in 2000, in spite of adverse foreign exchange effects upon sales of $18 million, primarily because of continued strong demand for water transmission and distribution piping in the western U.S. and higher demand for oilfield piping worldwide.

Sales of the Performance Coatings & Finishes Group decreased by $12.6 million primarily due to weaker foreign currencies. Additionally, the Company's finishes business in the U.K. suffered from the depressed conditions in the British manufacturing sector. The anticipated growth of protective coatings did not occur because of delayed spending in key offshore and marine markets. These market conditions are believed to have similarly impacted the Company's competitors. Sales and market conditions showed signs of improvement during the fourth quarter, and indications are that spending in these key markets should rebound in 2001.

The Fiberglass-Composite Pipe Group's sales increased by $7.5 million primarily due to higher demand for oilfield piping worldwide and a continued strong performance by the Company's operations in Asia. The demand for oilfield piping remains robust, which should result in continued growth for the Fiberglass-Composite Pipe Group.

The Water Transmission Group had sales of $149.4 million in 2000, up from $142.5 million in 1999 as a result of continued strong demand for water transmission and distribution piping in the western U.S. The business is expected to continue to perform well in 2001.

The Infrastructure Products Group had sales of $112.1 million in 2000, up from $108.6 million in 1999. The increase came from the Company's Hawaiian operations, offset by slightly lower sales from the Company's Pole Products business.

GROSS PROFIT
Gross Profit in 2000 was $139.8 million or 25.4% of sales, compared to gross profit of $143.0 million or 26.2% of sales in 1999. The decrease in 2000 primarily reflected a change in product mix. Water Transmission accounted for much of the margin decline because of higher margin projects in 1999. Additionally, Infrastructure Products was impacted by a strike in Hawaii in 2000.

SELLING, GENERAL & ADMINISTRATIVE EXPENSES
Selling, General and Administrative Expenses totaled $113.8 million or 20.7% of sales in 2000, compared to $113.2 million or 20.8% in 1999. Increased costs for Fiberglass-Composite Pipe related to product claims were offset by lower costs of the Performance Coatings & Finishes Group.

OTHER INCOME
Other income included equity in earnings of joint ventures of $12.7 million in 2000, compared to $8.5 million in 1999. The increase reflected the continued strong performances of the Company's joint ventures.

Other income also included royalties and fees from joint ventures and licensees, currency gains and losses, and other miscellaneous income. Royalties and fees totaled $5.9 million in 2000, compared to $5.4 million in 1999.

In 2000, the Company sold an idle property for a pretax gain of $0.9 million. The Company also sold two idle properties in 1999 for a pretax gain of $1.2 million.


INTEREST
Interest expense totaled $12.8 million in 2000, compared to $13.2 million in 1999. The decrease reflected lower average borrowing levels in 2000.

PROVISION FOR INCOME TAXES
The effective income tax rate decreased to 25% in 2000 from 32% in 1999. The lower effective income tax rate resulted from the mix of income from domestic and foreign operations and joint ventures. Income from certain foreign and joint venture operations is taxed at rates substantially lower than U.S. statutory tax rates.

RESULTS OF OPERATIONS: 1999 COMPARED WITH 1998

GENERAL
Net income per diluted share for the fiscal year ended November 30, 1999 was $5.54 on sales of $545.1 million, compared to $5.08 per share on sales of $552.1 million in fiscal 1998.

SALES
Sales decreased by $7.0 million in 1999 primarily because of lower sales of coatings and fiberglass pipe than in 1998. The overall sales decline was a result of the impact of oil prices on maintenance and capital spending by Ameron's customers. Increased sales by the Water Transmission and Infrastructure Products Groups partially offset the decline.

Sales of the Performance Coatings & Finishes Group declined to $199.4 million in 1999, versus $214.0 million in 1998. The Performance Coatings & Finishes Group was impacted by depressed market conditions related primarily to the lingering impact of the oil-price decline in 1998 and to the weak economic conditions outside the U.S. in 1999.

The Fiberglass-Composite Pipe Group's sales decreased to $95.5 million in 1999, down from $105.6 million in 1998. The lingering effect of oil prices also impacted the Fiberglass-Composite Pipe Group.

The Water Transmission Group had sales of $142.5 million in 1999, up from $131.6 million in 1998 when weather and a strike delayed sales. Order backlog for this Group, at November 30, 1999, was $85 million, compared to $135 million at the end of fiscal 1998.

The Infrastructure Products Group had 1999 sales of $108.6 million, compared to $102.1 million in 1998. The increase came from higher pole sales, partially offset by lower sales of construction products in Hawaii.

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

OTHER INCOME
Other income included equity in earnings of joint ventures. Equity in earnings of joint ventures totaled $8.5 million in 1999, $2.0 million higher than in 1998. Ameron's joint ventures in the U.S. and Saudi Arabia reported improved results.

Other income also included royalties and fees from joint ventures and licensees, currency gains and losses, and other miscellaneous income. Royalties and fees increased to $5.4 million in 1999, compared to $5.2 million in 1998.

In 1999, Ameron sold two idle properties for a pretax gain of $1.2 million. Ameron also sold two idle concrete pipe manufacturing facilities in 1998 for a pretax gain of $2.8 million.

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

PROVISION FOR INCOME TAXES
The Company's effective income tax rate decreased to 32% in 1999 from 35% in 1998. The lower effective income tax rate was attributed to higher earnings from operations in foreign countries where the income tax rates were lower than the domestic tax rates and higher equity income from TAMCO, which is taxed at a lower tax rate.

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

DEBT RISK
The Company has variable-rate, short-term and long-term debt as well as fixed-rate, long-term debt. The economic value of the Company's fixed-rate debt is subject to changes in interest rates. The estimated economic value of the Company's variable-rate debt approximates the carrying value of the debt since the variable interest rates are market-based, and the Company believes such debt could be refinanced on materially similar terms. The Company is subject to the availability of credit to support new requirements, to refinance amortizing long-term debt and to refinance short-term debt.

As of November 30, 2000, the estimated economic value of notes payable by the Company totaling $50,000,000, with a fixed rate of 7.92%, was $50,877,000. The Company is required to repay these notes in annual installments of $8,333,000, beginning in 2001. As of November 30, 2000, the Company borrowed $91,594,000 under lines supported by a variable-rate, long-term revolving credit facility which permits borrowings up to $150,000,000. The interest rate under such lines was 7.06% as of November 30, 2000. Borrowings under the revolving credit facility are scheduled to be repaid in 2003. The Company had $7,200,000 of variable-rate industrial development bonds payable at a rate of 4.30% as of November 30, 2000. The industrial development bonds are payable in 2016. The Company also owed $772,000 to a foreign bank with an interest rate of 5.78% on November 30, 2000. This variable-rate loan is payable
$515,000 in 2001 and the balance in 2002.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Any of the statements contained in this Annual Report that refer to the Company's estimated or anticipated future results are forward-looking and reflect the Company's current analysis of existing trends and information. Actual results may differ from current expectations based on a number of factors affecting Ameron's businesses, including competitive conditions and changing market conditions. In addition, matters affecting the economy generally, including the state of economies worldwide, can affect the Company's results. These forward-looking statements represent the Company's judgment only as of the date of this Annual Report. Since actual results could differ materially, the reader is cautioned not to rely on these forward-looking statements. Moreover, the Company disclaims any intent or obligation to update these forward-looking statements.

                      CONSOLIDATED STATEMENTS OF INCOME

                                                                           Year ended November 30,
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                2000                    1999                    1998
                                                   -----------------------------------------------------------------
Sales                                                 $   550,661           $     545,081           $     552,146
Cost of sales                                            (410,869)               (402,099)               (412,934)
                                                   -----------------------------------------------------------------
Gross profit                                              139,792                 142,982                 139,212
Selling, general and administrative expenses             (113,844)               (113,165)               (109,345)
Asset write-downs and other charges                            --                      --                 (21,669)
Equity in earnings of joint ventures                       12,664                   8,499                   6,513
Other income, net                                           7,425                   7,377                   8,283
Gain from sale of investment                                   --                      --                  24,000
                                                   -----------------------------------------------------------------
Income before interest and income taxes                    46,037                  45,693                  46,994
Interest expense, net                                     (12,244)                (12,938)                (15,077)
                                                   -----------------------------------------------------------------
Income before income taxes                                 33,793                  32,755                  31,917
Provision for income taxes                                 (8,448)                (10,482)                (11,171)
                                                   -----------------------------------------------------------------
Net income                                               $ 25,345             $    22,273             $    20,746
                                                   =================================================================

Net income per share (basic)                             $   6.42             $      5.57             $      5.17
                                                   =================================================================
Net income per share (diluted)                           $   6.41             $      5.54             $      5.08
                                                   =================================================================

Weighted average shares (basic)                         3,946,566               3,996,237               4,016,852
Weighted average shares (diluted)                       3,952,513               4,023,248               4,084,377

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.


                                 CONSOLIDATED BALANCE SHEETS

                                                                      As of November 30,
(DOLLARS IN THOUSANDS)                                           2000                   1999
-----------------------------------------------------------------------------------------------

ASSETS
   Current assets
      Cash and cash equivalents                               $ 11,514                 $10,521
      Receivables, less allowances of $6,616
         in 2000 and $6,937 in 1999                            139,961                 118,900
      Inventories                                               82,470                  95,488
      Deferred income taxes                                     23,720                  24,258
      Prepaid expenses and other current assets                  6,305                   6,691
                                                             ---------------------------------

         Total current assets                                  263,970                 255,858

   Investments, advances and equity in undistributed
      earnings of joint ventures                                21,773                  23,046

   Property, plant and equipment
      Land                                                      34,147                  36,656
      Buildings                                                 66,958                  66,015
      Machinery and equipment                                  245,978                 239,790
      Construction in progress                                   6,679                   7,599
                                                             ---------------------------------

         Total property, plant and equipment at cost           353,762                 350,060
      Less accumulated depreciation                           (208,566)               (200,463)
                                                             ---------------------------------

         Total property, plant and equipment, net              145,196                 149,597

   Intangible assets, net of accumulated amortization
      of $6,775 in 2000 and $6,288 in 1999                      13,972                  15,772
   Other assets                                                 33,538                  26,296
                                                             ---------------------------------


      Total assets                                            $478,449                $470,569
                                                              ================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                         CONSOLIDATED BALANCE SHEETS

                                                                                         As of November 30,
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                                        2000                    1999
-------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
   Current liabilities
      Short-term borrowings                                                      $  5,001                 $ 3,479
      Current portion of long-term debt                                             8,848                  12,595
      Trade payables                                                               41,127                  36,667
      Accrued liabilities                                                          58,265                  60,521
      Income taxes payable                                                         15,103                  18,848
                                                                                ---------------------------------

         Total current liabilities                                                128,344                 132,110

   Long-term debt, less current portion                                           140,718                 135,237
   Other long-term liabilities                                                     26,957                  25,102
                                                                                ---------------------------------

      Total liabilities                                                           296,019                 292,449

Commitments and Contingencies

Stockholders' equity
      Common stock, par value $2.50 a share, authorized
         12,000,000 shares, outstanding 3,869,357 shares
         in 2000 and 3,991,912 shares in 1999, net of
         treasury shares                                                           13,007                  13,007
      Additional paid-in capital                                                   17,857                  17,857
      Retained earnings                                                           224,620                 204,336
      Accumulated other comprehensive loss                                        (24,382)                (12,886)
      Less treasury stock (1,333,655 shares in 2000 and
         1,211,100 shares in 1999)                                                (48,672)                (44,194)
                                                                                ---------------------------------

         Total stockholders' equity                                               182,430                 178,120
                                                                                ---------------------------------

      Total liabilities and stockholders' equity                                 $478,449                 $470,569
                                                                                ==================================

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                           Year ended November 30,

(DOLLARS IN THOUSANDS)                                       2000                    1999                    1998
-------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
   Net income                                             $25,345                 $22,273                 $20,746
   Adjustments to reconcile net income to
      net cash provided by operating activities:
         Depreciation                                      17,185                  18,017                  17,671
         Amortization                                         837                     969                   1,028
         Provision for deferred income taxes                3,730                  (1,659)                (10,313)
         Equity in earnings of joint ventures             (12,664)                 (8,499)                 (6,513)
         Dividends from joint ventures                     15,105                   7,048                   6,599
         Gain from sale of property, plant, equipment
            and investment                                   (851)                 (1,223)                (26,853)
         Noncash asset write-downs and other charges           --                      --                  21,669
         Other, net                                            --                      --                    (962)
   Other changes in operating assets and liabilities,
      net of business acquisitions:
         Receivables                                      (27,991)                 14,558                 (11,681)
         Inventories                                        9,990                  13,369                   3,986
         Prepaid expenses and other current assets            123                    (597)                 (2,279)
         Other assets                                      (7,157)                 (7,451)                  1,388
         Trade payables, accrued liabilities
            and income taxes payable                        1,612                  (7,395)                 39,301
         Other long-term liabilities                          536                  (4,344)                (15,145)
                                                      -------------------------------------------------------------
      Net cash provided by operating activities            25,800                  45,066                  38,642
                                                      -------------------------------------------------------------

INVESTING ACTIVITIES
   Proceeds from sale of investment                            --                      --                  25,000
   Proceeds from sale of property, plant and equipment      1,593                   3,487                   6,395
   Additions to property, plant and equipment             (21,050)                (19,672)                (32,744)
   Business acquisitions, net of cash acquired                 --                      --                 (46,419)
   Other                                                       --                     (96)                     --
                                                      -------------------------------------------------------------
      Net cash used in investing activities               (19,457)                (16,281)                (47,768)
                                                      -------------------------------------------------------------

FINANCING ACTIVITIES
   Net change in debt with maturities of
      three months or less                                  2,071                     910                   2,322
   Issuance of debt                                        17,000                   1,981                  37,200
   Repayment of debt, net                                 (13,826)                (30,620)                (19,700)
   Dividends on common stock                               (5,061)                 (5,111)                 (5,141)
   Issuance of common stock                                    --                      --                     920
   Purchase of treasury stock                              (4,478)                 (1,415)                     --
                                                      -------------------------------------------------------------
      Net cash (used in) provided by financing
         activities                                        (4,294)                (34,255)                 15,601
                                                      -------------------------------------------------------------
   Effect of exchange rate changes on cash
      and cash equivalents                                 (1,056)                   (385)                     53
                                                      -------------------------------------------------------------
      Net change in cash and cash equivalents                 993                  (5,855)                  6,528
   Cash and cash equivalents at beginning of year          10,521                  16,376                   9,848
                                                      -------------------------------------------------------------

   Cash and cash equivalents at end of year               $11,514                 $10,521                 $16,376
                                                      =============================================================


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                           Common Stock                                         Accumulated
                                       ----------------------                                         Other
(DOLLARS IN THOUSANDS, EXCEPT               Shares                     Additional   Retained  Comprehensive   Treasury
PER SHARE DATA)                        Outstanding     Amount     Paid-in Capital   Earnings           Loss      Stock     Total
                                       ------------------------------------------------------------------------------------------
Balance, December 1, 1997                 4,005,487  $12,946              $16,969   $171,569       $(5,723)   $(42,779)  $152,982
   Net income -- 1998                                                                 20,746                               20,746
   Exercise of stock options                 24,625       61                  859                                             920
   Minimum pension liability adjustment                                                               (502)                  (502)
   Foreign currency translation adjustment                                                          (1,837)                (1,837)
   Dividends on common stock of $1.28
     per share                                                                        (5,141)                              (5,141)
                                       ------------------------------------------------------------------------------------------
Balance, November 30, 1998                4,030,112   13,007               17,828     187,174       (8,062)    (42,779)   167,168
   Net income -- 1999                                                                  22,273                              22,273
   Minimum pension liability adjustment                                                                502                    502
   Foreign currency translation adjustment                                                          (5,326)                (5,326)
   Dividends on common stock of $1.28
     per share                                                                         (5,111)                             (5,111)
   Treasury stock purchase                  (38,200)                                                            (1,415)    (1,415)
   Stock compensation expense                                                  29                                              29
                                       ------------------------------------------------------------------------------------------
BALANCE, NOVEMBER 30, 1999                3,991,912   13,007               17,857     204,336      (12,886)    (44,194)   178,120
   NET INCOME -- 2000                                                                  25,345                              25,345
   FOREIGN CURRENCY TRANSLATION ADJUSTMENT                                                         (11,496)               (11,496)
   DIVIDENDS ON COMMON STOCK OF $1.28
      PER SHARE                                                                        (5,061)                             (5,061)
   TREASURY STOCK PURCHASE                 (122,555)                                                            (4,478)    (4,478)
                                       ------------------------------------------------------------------------------------------
BALANCE,  NOVEMBER 30, 2000               3,869,357  $13,007              $17,857    $224,620     $(24,382)   $(48,672)  $182,430
                                       ==========================================================================================


               CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                                      Year ended November 30,

(DOLLARS IN THOUSANDS)                                                            2000           1999         1998
-------------------------------------------------------------------------------------------------------------------
Net income                                                                     $25,345        $22,273      $20,746
Foreign currency translation adjustment                                        (11,496)        (5,326)      (1,837)
Minimum pension liability adjustment                                                --            502         (502)
                                                                   ------------------------------------------------
Comprehensive income                                                           $13,849        $17,449      $18,407
                                                                   ================================================


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

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

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant estimates include reserves associated with receivables, inventories, income taxes and contingencies. Actual results could differ from those estimates.

REVENUE RECOGNITION

Revenue from sales of coatings, fiberglass-composite pipe, construction products and certain other products is recorded at the time the goods are shipped. Revenue from sales of concrete and steel pipe is recognized under the percentage of completion method or, in certain cases, either at shipment or at the time the pipe is inspected and accepted by the customer.

RESEARCH & DEVELOPMENT COSTS

Research and development costs, related primarily to the development, design and testing of products, are expensed as incurred. Such costs were approximately $4,996,000 in 2000, $4,258,000 in 1999, and $5,155,000 in 1998.

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

NET INCOME PER SHARE

Basic net income per share is computed on the basis of the weighted average number of common shares outstanding during the periods presented. Diluted net income per share is computed on the basis of the weighted average number of common shares outstanding plus the effect of outstanding stock options, using the treasury stock method.

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

EQUITY METHOD OF ACCOUNTING

Investments in joint ventures or affiliates ("joint ventures") over which the Company has significant influence are accounted for under the equity method of accounting, whereby the investment is carried at cost of acquisition, plus the Company's equity in undistributed earnings or losses since acquisition. Reserves are provided where management determines that the investment is not realizable.

PROPERTY, PLANT & EQUIPMENT

Items capitalized as property, plant and equipment, including improvements to existing facilities, are recorded at cost. Construction in progress represents capital expenditures incurred for assets not yet placed in service.

Depreciation is computed principally using the straight-line method based on the estimated useful lives of the related assets, generally 3 to 40 years. Leasehold improvements are amortized over the shorter of the life of the improvement or the term of the lease.

AMORTIZATION OF INTANGIBLES

Costs in excess of net assets acquired and other intangible assets are amortized on a straight-line basis over periods ranging up to 40 years.

LONG-LIVED ASSETS

The Company reviews the recoverability of intangible and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the estimated future, undiscounted cash flows from the use of an asset are less than its carrying value, a write-down is recorded to reduce the related asset to estimated fair value.

SELF INSURANCE

The Company utilizes third-party insurance subject to varying retention levels or self insurance. Such self insurance relates to losses and liabilities primarily associated with workers' compensation claims and general, product and vehicle liability. Losses are accrued based upon the Company's estimates of the aggregate liability for claims incurred using certain actuarial assumptions followed in the insurance industry and based on the Company's experience.

FOREIGN CURRENCY TRANSLATION
The functional currency for the Company's foreign operations is the applicable local currency. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The resulting translation adjustments are recorded in accumulated other comprehensive loss. In addition, the Company advances funds to certain foreign subsidiaries that are not expected to be repaid in the foreseeable future. Translation adjustments arising from these advances are also included in accumulated other comprehensive loss. Gains or losses resulting from foreign currency transactions are included in other income.

DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The Company operates internationally, giving rise to exposure to market risks from changes in foreign exchange rates. Derivative financial instruments, primarily foreign exchange contracts, are used by the Company to reduce those risks. The Company does not hold or issue financial or derivative financial instruments for trading or speculative purposes. As of November 30, 2000 and 1999 the Company had foreign currency forward contracts with an aggregate face value of approximately $3,486,000 and $6,807,000, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of financial instruments, other than long-term debt, closely approximates the carrying value because of the short-term nature of such instruments.

CONCENTRATION OF CREDIT RISK
Financial instruments that subject the Company to credit risk consist primarily of cash equivalents, trade accounts receivable, and forward foreign exchange contracts. Credit risk with respect to trade accounts receivable is generally not concentrated due to the large number of entities comprising the Company's customer base and their geographic dispersion. The Company performs ongoing credit evaluations of its customers, maintains an allowance for potential credit losses and, in certain instances, maintains credit insurance. The Company actively evaluates the creditworthiness of the financial institutions with which it conducts business.

PENDING ACCOUNTING CHANGES
Statement of Financial Accounting Standards ("SFAS") 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement 133" and SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of
SFAS 133," are effective for the Company beginning December 1, 2000. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities measured at fair value. The accounting for changes in the fair value of a derivative depends upon its use. The Company does not believe SFAS 133 will have a material impact on the financial statements.

In 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements," and further amended it to defer the effective date. SAB 101 summarized certain of the SEC's views on the application of generally accepted accounting principles to revenue recognition. The Company is required to adopt the provisions of SAB 101 no later than November 30, 2001. The Company does not believe SAB 101 will have a material impact on the financial statements.


SUPPLEMENTAL CASH FLOW INFORMATION


(IN THOUSANDS)              2000      1999     1998
-----------------------------------------------------
Interest paid              $13,778   $12,720  $15,085
                           ==========================
Income taxes paid          $ 8,187   $18,007  $ 4,536
                           ==========================
Business acquisitions:
   Fair value of assets acquired              $55,466
   Fair value of assumed
      liabilities                              (9,047)
                                              -------
   Total business acquisitions                $46,419
                                              =======

NOTE 2 OTHER INCOME

Other income was as follows for the years ended
November 30:


(IN THOUSANDS)                2000     1999     1998
----------------------------------------------------
Royalties, fees and other
   income from joint
   ventures and licensees   $5,908   $5,406   $5,201
Gain on sale of property,
   plant and equipment         851    1,223    2,853
Foreign currency loss         (566)    (647)    (535)
Miscellaneous                1,232    1,395      764
                            ------------------------
                            $7,425   $7,377   $8,283
                            ========================

The Company provides technical services and receives fees, royalties and other income from several of its joint ventures and licensees, which are included in other income.

NOTE 3 ASSET WRITE-DOWNS AND OTHER CHARGES

In 1998, the Company recorded pretax asset write-downs of $18.7 million and other charges of $3.0 million, as follows:


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
                                             ========

Management reviewed the recoverability of the Company's investment in Ameron Saudi Arabia Ltd. ("ASAL"), given the significant decline in oil prices that occurred in 1998 and related anticipated reduction in infrastructure spending in Saudi Arabia. ASAL recorded losses for the past few years prior to 1998. As a result of the economic events in 1998, management determined that its investment in ASAL was impaired. The charge of $10.5 million represented a write-off of the Company's net investment in ASAL.

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


The facility consolidations included the shutdown of a Portland, Oregon concrete pipe plant and the closure of warehouses in the United Kingdom.

The following details the asset write-downs and other charges by business segment:


(IN THOUSANDS)                                   1998
-----------------------------------------------------
Investment                                    $10,505
Water Transmission                              4,235
Infrastructure Products                         4,065
Corporate                                       1,711
Performance Coatings & Finishes                   905
Fiberglass-Composite Pipe                         248
                                              -------
                                              $21,669
                                              =======


NOTE 4 RECEIVABLES

Receivables were as follows at November 30:


(IN THOUSANDS)                          2000     1999
------------------------------------------------------
Trade receivables                   $136,797  $116,205
Other                                  7,915     6,120
Joint ventures                         1,865     3,512
Allowances                            (6,616)   (6,937)
                                    -------------------
                                    $139,961  $118,900
                                    ===================

The Company's provision for bad debts was $1,953,000 in 2000, $4,628,000 in 1999, and $2,169,000 in 1998.

NOTE 5 INVENTORIES

Inventories were as follows at November 30:


(IN THOUSANDS)                          2000     1999
-----------------------------------------------------
Finished products                    $51,570  $56,122
Materials and supplies                18,788   21,984
Products in process                   12,112   17,382
                                     ----------------
                                     $82,470  $95,488
                                     ================

Certain steel inventories are valued using the last-in, first-out method. These items comprised 2.6% and 4.5% of consolidated inventories at November 30, 2000 and 1999, respectively. If such inventories had been valued using the first-in, first-out method, total inventories would have increased by $1,232,000 and $1,120,000 at November 30, 2000 and 1999, respectively.


NOTE 6 JOINT VENTURES
Investments were as follows at November 30:


(IN THOUSANDS)                          2000     1999
------------------------------------------------------
Investments--equity method            $21,265  $22,538
Investments--cost method                  508      508
                                      ----------------
                                      $21,773  $23,046
                                      ================


The Company's investments which were accounted for by the equity method are summarized below:


                                                     Ownership
Products                 Joint Ventures               Interest
--------------------------------------------------------------
Concrete pipe products   Gifford-Hill-American, Inc.    50%
                         Ameron Saudi Arabia, Ltd.      30%
Steel products           TAMCO                          50%
Other                    Bondstrand, Ltd.               40%
                         Oasis-Ameron, Ltd.             40%

The Company's investment in Gifford-Hill-American, Inc. was sold in the fourth quarter of 1998; and the Company's investment in ASAL was written down to zero value, as discussed in Note 3.

Investments in joint ventures and the amount of undistributed earnings were as follows:


                              Concrete
                                pipe      Steel
(IN THOUSANDS)                products    products   Other     Total
----------------------------------------------------------------------
   COST                         $6,094      $8,482    $3,706   $18,282
   ACCUMULATED EQUITY IN
      UNDISTRIBUTED EARNINGS,
      NET OF RESERVES           (6,094)      7,304     1,773     2,983
                               ---------------------------------------
INVESTMENT, NOVEMBER 30, 2000   $ --      $ 15,786    $5,479   $21,265
                               =======================================
DIVIDENDS RECEIVED IN 2000      $3,493    $  8,415    $3,197   $15,105
                               =======================================
   Cost                         $6,094    $  8,482    $3,706   $18,282
   Accumulated equity in
      undistributed earnings,
      net of reserves           (6,094)      8,644     1,706     4,256
                               ---------------------------------------
Investment, November 30, 1999   $ --      $ 17,126    $5,412   $22,538
                               =======================================
Dividends received in 1999      $1,211    $  4,400    $1,437   $ 7,048
                               =======================================

The Company has provided for income taxes on the undistributed earnings of its joint ventures, to the extent such earnings have been included in the consolidated statements of income.

The Company's investments in ASAL, Bondstrand, Ltd. and Oasis-Ameron, Ltd. were recorded based on audited financial statements as of December 31, 1999, and unaudited financial statements as of September 30, 2000. The investment in TAMCO was recorded based on audited financial statements as of November 30, 2000.

Summarized and combined financial information for joint ventures in the concrete pipe products business follows:


Financial Condition
(IN THOUSANDS)                          2000     1999
-----------------------------------------------------
Current assets                       $70,426  $52,880
Noncurrent assets                     25,914   25,244
                                     ----------------
                                     $96,340  $78,124
                                     ================
Current liabilities                  $40,396  $25,036
Noncurrent liabilities                 1,404    1,209
Stockholders' equity                  54,540   51,879
                                     ----------------
                                     $96,340  $78,124
                                     ================


Results of Operations
(IN THOUSANDS)                2000      1999     1998
-----------------------------------------------------
Net sales                  $54,395   $42,519  $69,041
Gross profit                22,215    21,656   11,092
Net income                  12,876    14,023    3,864


Summarized and combined financial information for TAMCO, Bondstrand, Ltd. and Oasis-Ameron, Ltd. follows:


Financial Condition
(IN THOUSANDS)                          2000     1999
------------------------------------------------------
Current assets                      $ 70,766  $ 70,782
Noncurrent assets                     37,700    33,118
                                    ------------------
                                    $108,466  $103,900
                                    ==================

Current liabilities                 $ 33,960  $29,796
Noncurrent liabilities                 6,400    5,888
Stockholders' equity                  68,106   68,216
                                    ------------------
                                    $108,466  $103,900
                                    ==================

Results of Operations
(IN THOUSANDS)              2000      1999      1998
------------------------------------------------------
Net sales                 $189,723  $175,926  $168,393

Gross profit                47,048    49,291    41,186

Net income                  19,225    21,517    15,414

The amount of investments and accumulated equity in the undistributed earnings in the Middle Eastern joint ventures was approximately $5,500,000 at November 30, 2000 and 1999.

Sales and technical services provided by the Company to joint ventures in the Middle East totaled approximately $7,100,000 in 2000, $5,100,000 in 1999, and $2,100,000 in 1998, and related receivables aggregated approximately $1,700,000 at November 30, 2000, and $3,400,000 at November 30, 1999. The Company has 25% ownership in Amercoat Mexicana, which has been accounted for by the cost method.

The Company guaranteed $2,600,000 bank credit facilities for Bondstrand, Ltd. at November 30, 2000.


NOTE 7 OTHER LONG-TERM ASSETS

Other long-term assets were as follows at November 30:


(IN THOUSANDS)                          2000     1999
-----------------------------------------------------
Cash surrender value of insurance
   policies                          $22,767  $20,384
Prepaid pension benefit cost          10,279    5,491
Other                                    492      421
                                     ----------------
                                     $33,538  $26,296
                                     ================

NOTE 8 ACCRUED LIABILITIES

Accrued liabilities were as follows at November 30:


(IN THOUSANDS)                                    2000     1999
----------------------------------------------------------------
Compensation and benefits                       $16,581  $16,158
Reserves for pending claims and litigation       13,744   16,370
Self-insurance reserves                          12,620   11,239
Interest                                          4,171    4,998
Taxes (other than income taxes)                   3,976    3,320
Advances from customers                           1,935    4,474
Commissions and royalties                         1,378      978
Other                                             3,860    2,984
                                                ----------------
                                                $58,265  $60,521
                                                ================


NOTE 9 OTHER LONG-TERM LIABILITIES

Other long-term liabilities were as follows at November 30:


(IN THOUSANDS)                         2000     1999
-----------------------------------------------------
Compensation and benefits            $16,240  $14,897
Deferred income tax liabilities        9,303    6,111
Other                                  1,414    4,094
                                     ----------------
                                     $26,957  $25,102
                                     ================


NOTE 10 INCOME TAXES

The provision for income taxes included the following for the years ended November 30:


(IN THOUSANDS)                2000      1999     1998
-----------------------------------------------------
Current
   Federal                  $1,231   $ 4,932  $14,993
   Foreign                   2,730     5,132    3,110
   State                       757     2,077    3,381
                           --------------------------
                             4,718    12,141   21,484
Deferred
   Federal                   2,650    (1,092)  (8,352)
   Foreign                     583      (362)    (397)
   State                       497      (205)  (1,564)
                           --------------------------
                             3,730    (1,659) (10,313)
                           --------------------------
                            $8,448   $10,482  $11,171
                           ==========================

Deferred income tax assets were comprised of the following as of November 30:


(IN THOUSANDS)                             2000     1999
--------------------------------------------------------
Noncurrent deferred income taxes
   Employee benefits                    $ 6,119  $ 4,639
   Net operating loss carryovers          4,401    1,133
   Investments                            6,485    6,052
   Other                                 (2,438)     (56)
   Property, plant and equipment        (15,447) (15,331)
   Prepaid pension benefit cost          (4,003)  (1,406)
   Valuation allowance                   (4,420)  (1,142)
                                        -----------------
Net noncurrent deferred income
   tax liabilities                       (9,303)  (6,111)
Current deferred income taxes
   Inventory                              5,716    6,028
   Accounts receivable                    1,775    2,013
   Employee benefits                      3,018    2,878
   Self-insurance/claims reserves        13,933   15,006
   Other                                    342     (952)
   Valuation allowance                   (1,064)    (715)
                                        -----------------
Net current deferred income tax assets   23,720   24,258
                                        -----------------
Net deferred income tax assets          $14,417  $18,147
                                        =================

As of November 30, 2000, the Company had foreign net operating loss carryovers of approximately $13.1 million.

The tax provision represents effective tax rates of 25%, 32% and 35% of income before income taxes for the years ended November 30, 2000, 1999 and 1998, respectively. A reconciliation of income taxes provided at the effective income tax rate and the amount computed at the federal statutory income tax rate of 35% is as follows for the years ended November 30:


(IN THOUSANDS)                                   2000      1999     1998
--------------------------------------------------------------------------
Domestic pretax income                         $24,734   $26,893   $21,497
Foreign pretax income                            9,059     5,862    10,420
                                               ---------------------------
                                               $33,793   $32,755   $31,917
                                               ===========================

Taxes at federal statutory rate                $11,828   $11,465   $11,171
State taxes (net of federal tax benefit)         1,031     1,282     1,181
Foreign losses with no federal benefit           2,454     3,446       460
Foreign income taxed at lower rates             (2,338)   (2,270)   (1,922)
Foreign tax credit                              (2,400)   (1,457)     (803)
Foreign branch and withholding taxes               896     1,705       420
Equity in earnings of joint ventures            (2,235)   (1,676)      (60)
Percentage depletion                              (331)     (387)     (350)
Other, net                                        (457)   (1,626)    1,074
                                               ---------------------------
                                                $8,448   $10,482   $11,171
                                               ===========================

In 1998, the Company settled items disputed with the Internal Revenue Service ("IRS") relating to the audit of fiscal years 1987 through 1989. The related refund received was not material to the Company's financial statements.

In 1996, the IRS completed the examination of the Company's 1990 through 1992 federal income tax returns, and issued an assessment. The Company agreed and paid the tax on a portion of the assessment, and filed an appeal with respect to the portion that was in dispute. In 1999, a portion of the disputed items was settled. The IRS is now in the process of reviewing the remainder of the disputed items. The resolution of these matters is not expected to have a material effect on the Company's financial position or its results of operations.

The 1993 through 1995 federal income tax returns are currently being examined by the IRS. No final assessments have been issued to date. Although it cannot predict with certainty the ultimate outcome of this examination, the Company believes it has adequately provided for any potential liabilities that may result.


NOTE 11 DEBT

Short-term borrowings consisted of loans payable under bank credit lines totaling $5,001,000 and $3,479,000 as of November 30, 2000 and 1999,
respectively. At November 30, 2000, the equivalent of $16,200,000 was available under these short-term credit lines. The effective interest rate on these loans was approximately 17.11% at November 30, 2000 and 24.53% at November 30, 1999. The high interest rates were related to borrowings by the Company's Colombian subsidiary.

Domestically, the Company has uncommitted, short-term bank credit lines totaling $9,500,000 with interest at various money market rates. The Company also maintains a $150,000,000 revolving credit facility with five banks (the "Revolver"). Under the Revolver, the Company may, at its option, borrow at interest rates based on specified margins over money market rates, at any time until April 2003, when all borrowings under the Revolver must be repaid. At November 30, 2000, $84,100,000 was borrowed under these facilities.

The Company also maintains revolving credit facilities and short-term facilities with foreign banks. The Company may borrow in various currencies, at interest rates based on specified margins over money market rates. The Company is able to borrow up to the equivalent of $5,100,000 at any time through October 2001 under one facility. A second arrangement permits borrowings up to $3,800,000, at any time through September 2001. Other short-term lines permit borrowings up to $5,500,000. At November 30, 2000, $7,494,000 was borrowed under these facilities.

Borrowings under certain bank facilities are supported by the Revolver and, accordingly, have been classified as long-term debt.

Long-term debt consisted of the following as of November 30:


(IN THOUSANDS)                                      2000     1999
-------------------------------------------------------------------
Fixed-rate unsecured notes payable:
   9.79%, paid in 2000                           $     --   $12,000
   7.92%, payable in annual principal
      installments of $8,333,
      commencing in 2001                           50,000    50,000
Variable-rate industrial development bonds,
   payable in 2016 (4.30% at November 30, 2000)     7,200     7,200
Variable-rate unsecured bank
   revolving  credit facilities
   (7.06% at November 30, 2000)                    91,594    77,144
Variable-rate unsecured bank loan,
   payable in Dutch guilders, with annual
   principal installments of $515
   (5.78% at November 30, 2000)                       772     1,488
                                                 ------------------
                                                  149,566   147,832
Less current portion                               (8,848)  (12,595)
                                                 ------------------
                                                 $140,718  $135,237
                                                 ==================

Future maturities of long-term debt are as follows as of November 30, 2000:


                           Year ending
(IN THOUSANDS)             November 30,       Amount
-----------------------------------------------------
                               2001         $   8,848
                               2002             8,590
                               2003            99,927
                               2004             8,333
                               2005             8,333
                         Thereafter            15,535
                                             --------
                                             $149,566
                                             ========

The lending agreements contain various restrictive covenants, including the requirement to maintain specified amounts of net worth and restrictions on cash dividends, borrowings, liens, investments and guarantees. Under the most restrictive provisions of the Company's lending agreements, approximately $6,276,000 of retained earnings was not restricted at November 30, 2000, as to the declaration of cash dividends or the repurchase of Company stock. At November 30, 2000, the Company was in compliance with all covenants.

Certain note agreements contain provisions regarding the Company's ability to grant security interests or liens in association with other debt instruments. If the Company grants such a security interest or lien, then such notes will be secured equally and ratably as long as such other debt shall be secured.

Interest income and expense were as follows for the years ended November 30:


(IN THOUSANDS)                2000      1999     1998
-----------------------------------------------------
Interest expense           $12,814   $13,153  $15,646
Interest income               (570)     (215)    (569)
                           --------------------------
Interest expense, net      $12,244   $12,938  $15,077
                           ==========================

The following disclosure of the estimated fair value of the Company's debt is made in accordance with the requirements of SFAS 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required to develop the estimates of fair value, thus the estimates provided herein are not necessarily indicative of the amounts that could be realized in a current market exchange.


                                    Carrying     Fair
(IN THOUSANDS)                        Amount    Value
-----------------------------------------------------
NOVEMBER 30, 2000
SHORT-TERM BORROWINGS                $ 5,001  $ 5,001
FIXED-RATE, LONG-TERM DEBT            50,000   50,877
VARIABLE-RATE, LONG-TERM DEBT         99,566   99,566

November 30, 1999
Short-term borrowings                  3,479    3,479
Fixed-rate, long-term debt            62,000   63,432
Variable-rate, long-term debt         85,832   85,832

The carrying value of short-term and variable-rate, long-term debt is a reasonable estimate of fair value as interest rates are tied to market rates and the Company believes it could refinance on similar terms. The estimated fair value of the Company's fixed-rate, long-term debt is based on U.S. government notes plus an estimated spread at November 30, 2000, for similar securities with similar remaining maturities.


NOTE 12 LEASE COMMITMENTS

The Company leases facilities and equipment under non-cancelable operating leases. Rental expense under long-term operating leases of property, vehicles and other equipment was $5,635,000 in 2000, $5,355,000 in 1999, and $6,216,000
in 1998. At November 30, 2000, future rental commitments under these leases totaled $44,416,000. Future rental commitments are payable as follows as of November 30, 2000:


                          Year ending
(IN THOUSANDS)            November 30,       Amount
-----------------------------------------------------
                              2001            $ 5,620
                              2002              4,306
                              2003              3,184
                              2004              2,642
                              2005              2,226
                        Thereafter             26,438
                                              -------
                                              $44,416
                                              =======

Future rental commitments for leases have not been reduced by minimum non-cancelable sublease rentals aggregating $3,107,000.


NOTE 13 INCENTIVE STOCK COMPENSATION PLANS

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its various stock option plans. The Company has adopted the disclosure only provisions of SFAS 123, "Accounting for Stock-Based Compensation."

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

The Company has 466,409 options outstanding under the 1992 Incentive Plan at November 30, 2000. Options can be either incentive options or non-qualified options and may be granted with a life of up to ten years. At November 30, 2000, 9,482 options were available for future grants.

On June 27, 1994, the Board of Directors of the Company adopted the 1994 Non-employee Director Stock Option Plan ("Non-employee Director Plan"). On March 27, 1995, the Non-employee Director Plan was approved by the stockholders. Under the terms of the Non-employee Director Plan, each non-employee director shall automatically be granted 1,500 options on the first business day following the date of the annual meeting of the stockholders of the Company at which the directors of the Company are elected. The aggregate number of shares issued and issuable shall not exceed 120,000. As of November 30, 2000, the Company had 37,500 options outstanding under the Non-employee Director Plan.

For both the 1992 Incentive Plan and the Non-employee Director Plan, the exercise price of each option equals the market price of the Company's stock on the date of grant, and an option's maximum term is ten years. Options vest in equal annual installments over four years.

SFAS 123 requires pro forma information regarding net income and earnings per share as if compensation cost for stock options had been determined based on the fair value of the options on the grant date. The Company estimates the fair value of stock options at the grant date by using the Black Scholes option pricing model with the following weighted average assumptions used for grants in 1998, 1999 and 2000, respectively: dividend yield of 2%, 3% and 3%; an expected volatility of 21.6%, 17.0% and 30.2%; risk-free rates of 5.48% and 5.50% in 1998, 4.56% in 1999, and 6.63% in 2000 for the 1992 Incentive Plan and risk-free rates of 5.62%, 5.11% and 6.44% for the Non-employee Director Plan; and an expected life of five years.

Under the accounting provisions of SFAS 123, the Company's net income and earnings per share would have been reduced as indicated below for the years ended November 30:


(IN THOUSANDS, EXCEPT PER SHARE DATA)          2000     1999     1998
-----------------------------------------------------------------------
Net income
   As reported                               $25,345   $22,273  $20,746
   Pro forma                                  24,684    21,734   20,275
Earnings per share (diluted)
   As reported                                  6.41      5.54     5.08
   Pro forma                                    6.25      5.40     4.96

A summary of the Company's stock option plans as of November 30, 1998, 1999 and 2000, and changes during the years then ended, follows:

                                                        Number of      Weighted Average
                                                          Options        Exercise Price
---------------------------------------------------------------------------------------
Outstanding at December 1, 1997                          321,734                $39.57
   Granted                                                78,500                 57.14
   Exercised                                             (24,625)                37.38
   Forfeited                                              (7,125)                42.50
                                                         --------
Outstanding at November 30, 1998                         368,484                 43.40
                                                         ========
Options exercisable at November 30, 1998                 197,359                 38.11
                                                         --------
Weighted average fair value of options granted during 1998                       18.27

Outstanding at November 30, 1998                         368,484                 43.40
   Granted                                                58,500                 37.78
   Exercised                                                  --                    --
   Forfeited                                              (6,575)                46.32
                                                         --------
Outstanding at November 30, 1999                         420,409                 42.57
                                                         --------
Options exercisable at November 30, 1999                 254,034                 40.14
                                                         --------
Weighted average fair value of options granted during 1999                       10.25

Outstanding at November 30, 1999                         420,409                 42.57
   Granted                                                84,500                 38.44
   Exercised                                                  --                    --
   Forfeited                                              (1,000)                39.13
                                                         --------
Outstanding at November 30, 2000                         503,909                 41.89
                                                         ========
Options exercisable at
    November 30, 2000                                    325,784                 41.29
                                                         --------
Weighted average fair value of options granted during 2000                       11.11


The following summarizes information about stock options outstanding as of November 30, 2000:

                                            Weighted Average
                                 Options           Remaining                  Weighted
Range of                  Outstanding at    Contractual Life                   Average
Exercise Prices        November 30, 2000          (in years)            Exercise Price
--------------------------------------------------------------------------------------
$25.00 to $35.00                  56,850                4.83                    $32.84
 35.00 to  45.00                 326,559                6.14                     38.85
 45.00 to  55.00                  44,500                6.19                     49.75
 55.00 to  65.00                  76,000                7.49                     57.12
                                 -------
 25.00 to  65.00                 503,909                6.20                     41.89
                                 =======

                                             Options                          Weighted
Range of                              Exercisable at                           Average
Exercise Prices                    November 30, 2000                    Exercise Price
--------------------------------------------------------------------------------------
$25.00 to $35.00                              41,850                            $32.44
 35.00 to  45.00                             212,559                             38.88
 45.00 to  55.00                              33,375                             49.75
 55.00 to  65.00                              38,000                             57.12
                                             -------
 25.00 to  65.00                             325,784                             41.29
                                             =======

NOTE 14. COMMITMENTS & CONTINGENCIES

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

Separately, on September 28, 1995, the Contracting Officer for the USBR issued a final decision claiming for the USBR approximately $40 million in damages against Kiewit, based in part on the Contracting Officer's finding that the siphons supplied by the Company were defective. That claim amount is considered by the Company to be duplicative of the damages sought by the CAWCD for the repair or replacement of the siphons in its aforementioned action in the U.S. District Court for the District of Arizona. The Contracting Officer's final decision has been appealed by Kiewit to the U.S. Department of the Interior Board of Contract Appeals ("IBCA"). The Company is actively cooperating with and assisting Kiewit in the administrative appeal of that final decision before the IBCA. Trial on that appeal is underway.

The Company internally, as well as through independent third-party consultants, has conducted engineering analyses regarding the allegations that the CAP siphons were defective and believes that the siphons were manufactured in accordance with the project specifications and other contract requirements, and therefore it is not liable for any claims relating to the siphons, whether by the CAWCD or by the USBR. The Company believes that it has meritorious defenses to these actions and that resultant liability, if any, should not have a material effect on the financial position of the Company or its results of operations.

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

NOTE 15. EMPLOYEE BENEFIT PLANS

The Company has a qualified, defined benefit, noncontributory pension plan for U.S. employees not covered by union pension plans. Benefits paid to retirees are based upon age at retirement, years of credited service and average compensation or negotiated benefit rates. The Company's funding policy is to make contributions to the plan sufficient to meet the minimum funding requirements of applicable laws and regulations, plus such additional amounts, if any, as the Company's actuarial consultants recommend. During 1999, the Company adopted SFAS 132, "Employers' Disclosures about Pensions and Post-retirement Benefits," which standardizes the disclosure requirements for pension and other post-retirement benefits. SFAS 132 addresses disclosure only. It does not address liability measurement or expense recognition.

Assets of the defined benefit plan are invested in a directed trust. Assets in the trust are invested in domestic and foreign equity securities of corporations (including $6,065,000 of the Company's common stock at November 30, 2000), U.S. government obligations, derivative securities, corporate bonds and money market funds.

The Company has a supplemental non-qualified, non-funded retirement plan, for which the Company has purchased cost recovery life insurance on the lives of the participants. The Company is the sole owner and beneficiary of such policies. The amount of the coverage is designed to provide sufficient revenues to cover all costs of the plan if assumptions made as to mortality experience, policy earnings and other factors are realized. As of November 30, 2000 and 1999, the cash surrender value of these policies was $8,012,000 and $7,308,000, respectively.

The following set forth the change in benefit obligations, change in plan assets, funded status and amounts recognized in the balance sheet as of November 30, 2000 and 1999 for the Company's defined benefit retirement plan and supplemental retirement plan:


(IN THOUSANDS)                                  DEFINED BENEFIT RETIREMENT PLAN        SUPPLEMENTAL RETIREMENT PLAN
-------------------------------------------------------------------------------------------------------------------
                                                       2000             1999                  2000             1999
                                                   ----------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Projected benefit obligation-beginning of year     $126,364         $140,228               $ 5,907          $ 5,746
Service cost                                          2,036            2,263                   366              367
Interest cost                                         9,267            8,511                   435              373
Actuarial gain                                       (1,391)         (16,287)                 (100)            (298)
Benefit payments                                     (8,719)          (8,351)                 (276)            (281)
                                                   ----------------------------------------------------------------
Projected benefit obligation--end of year          $127,557         $126,364               $ 6,332          $ 5,907
                                                   ================================================================
CHANGE IN PLAN ASSETS
Plan assets at fair value--beginning of year       $157,281         $151,755               $    --          $    --
Actual return on plan assets                         13,368           13,877                    --               --
Employer contribution                                    --               --                   276              281
Benefit payments                                     (8,719)          (8,351)                 (276)            (281)
                                                   ----------------------------------------------------------------
Plan assets at fair value--end of year             $161,930         $157,281               $    --          $    --
                                                   ================================================================
FUNDED STATUS
Funded status                                      $ 34,373         $ 30,917               $(6,332)         $(5,907)
Unrecognized actuarial (gain) loss                  (24,322)         (25,645)                  787              962
Unrecognized transition asset                          (151)            (265)                   --               --
Unrecognized prior service cost                         379              484                   109              240
                                                   ----------------------------------------------------------------
Net amount recognized                              $ 10,279         $  5,491               $(5,436)         $(4,705)
                                                   ================================================================

BALANCE SHEET AMOUNTS
Prepaid benefit cost                               $ 10,279         $  5,491               $    --          $    --
Accrued benefit liability                                --               --                (5,436)          (4,790)
Intangible asset                                         --               --                    --               85
                                                   ----------------------------------------------------------------
Net amount recognized                              $ 10,279         $  5,491               $(5,436)         $(4,705)
                                                   ================================================================


Net periodic benefit costs for the Company's defined benefit retirement plan and supplemental retirement plan for 2000, 1999 and 1998 included the following components:


(IN THOUSANDS)                                                DEFINED BENEFIT RETIREMENT PLAN       SUPPLEMENTAL RETIREMENT PLAN
--------------------------------------------------------------------------------------------------------------------------------
                                                                  2000      1999         1998         2000       1999       1998
                                                              ------------------------------------------------------------------
Service cost                                                  $  2,036     $  2,263   $  2,102      $  366     $  367       $306
Interest cost                                                    9,267        8,511      8,785         435        373        347
Expected return on plan assets                                 (14,910)     (14,389)   (14,287)         --         --         --
Amortization of unrecognized prior service cost                    142          220        454         131        131        131
Amortization of unrecognized net transition asset                 (115)        (115)      (114)         --         --         --
Amortization of accumulated (gain) loss                         (1,208)          --     (2,802)         74        208         83
                                                              ------------------------------------------------------------------
Net periodic (benefit) cost                                   $ (4,788)    $ (3,510)  $ (5,862)     $1,006     $1,079       $867
                                                              ==================================================================


The following table provides the weighted average assumptions used to compute the actuarial present value of projected benefit obligations:

                                                              DEFINED BENEFIT RETIREMENT PLAN       SUPPLEMENTAL RETIREMENT PLAN
--------------------------------------------------------------------------------------------------------------------------------
                                                                  2000      1999      1998            2000       1999       1998
                                                              ------------------------------------------------------------------
Weighted average discount rate                                    7.75%     7.50%     6.25%           7.75%      7.50%     6.25%
Expected long-term rate of return on plan assets                  9.75%     9.75%     9.75%           N/A        N/A       N/A
Rate of increase in compensation levels                           5.25%     5.00%     3.75%           5.25%      5.00%     3.75%


Approximately 18% of the Company's employees are covered by union-sponsored, collectively bargained, multi-employer pension plans. Related to these plans, the Company contributed and charged to expense $2,800,000, $1,800,000 and $2,900,000 in 2000, 1999 and 1998, respectively. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of hours worked. The Company has no intention of withdrawing from any of these plans, nor is there any intention to terminate such plans.

The Company provides health and life insurance benefits to a limited number of eligible retirees and eligible survivors of retirees. These benefits are unfunded. For these plans, changes in the Company's benefit obligation, funded status and amounts recognized in the balance sheet as of November 30, 2000 and 1999 were as follows:


(IN THOUSANDS)                                               SALARIED BENEFLEX         UNION MEDICAL     EXECUTIVE LIFE INSURANCE
---------------------------------------------------------------------------------------------------------------------------------
                                                             2000         1999        2000        1999          2000         1999
                                                           ----------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Projected benefit obligation--beginning of year             $ 256       $ 283       $ 938        $ 903       $   979       $1,133
Service cost                                                   12          18          43           60            22           26
Interest cost                                                  22          18          71           63            75           69
Actuarial loss (gain)                                          40         (17)          8          (35)           26         (215)
Benefit payments                                              (18)        (46)        (94)         (53)          (48)         (34)
                                                           ----------------------------------------------------------------------
Projected benefit obligation--end of year                   $ 312       $ 256       $ 966        $ 938       $ 1,054       $  979
                                                           ======================================================================

FUNDED STATUS
Funded status                                               $(312)      $(256)      $(966)       $(938)      $(1,054)      $ (979)
Unrecognized actuarial loss (gain)                              7         (33)        250          255            57           31
Unrecognized transition obligation                            214         231         330          355           383          412
                                                           ----------------------------------------------------------------------
Net amount recognized                                       $ (91)      $ (58)      $(386)       $(328)      $  (614)      $ (536)
                                                           ======================================================================

BALANCE SHEET AMOUNTS
Accrued benefit liability                                   $ (91)      $ (58)      $(386)       $(328)      $  (614)      $ (536)
                                                           ======================================================================


Net periodic benefit costs included the following:


(IN THOUSANDS)                                        SALARIED BENEFLEX              UNION MEDICAL       EXECUTIVE LIFE INSURANCE
---------------------------------------------------------------------------------------------------------------------------------
                                                   2000     1999     1998        2000    1999    1998        2000    1999    1998
                                                  -------------------------------------------------------------------------------
Service cost                                       $12      $18      $15        $ 43     $ 60    $ 28        $ 22    $ 26    $ 12
Interest cost                                       23       18       20          71       63      58          75      69      69
Amortization of unrecognized net
     transition obligation                          17       17       17          25       25      25          29      29      29
Amortization of accumulated (gain) loss             --       --       (1)         13       22      11          --      12       1
                                                  -------------------------------------------------------------------------------
Net periodic benefit cost                          $52      $53      $51        $152     $170    $122        $126    $136    $111
                                                  ===============================================================================

Weighted average assumptions were as follows:


                                                      SALARIED BENEFLEX             UNION MEDICAL        EXECUTIVE LIFE INSURANCE
---------------------------------------------------------------------------------------------------------------------------------
                                                   2000     1999     1998        2000    1999    1998        2000    1999    1998
                                                  -------------------------------------------------------------------------------
Weighted average discount rate                     7.75%    7.50%    6.25%       7.75%   7.50%   6.25%       7.75%   7.50%  6.25%
Expected long-term rate of return on plan assets   N/A      N/A      N/A         N/A     N/A     N/A         N/A     N/A    N/A
Rate of increase in compensation levels            N/A      N/A      N/A         N/A     N/A     N/A         5.25%   5.00%  3.75%


The assumed health care cost trend used in measuring the projected benefit obligation was 6.5% in 2000; it is assumed that the rate will decline gradually to 6.0% during the year 2001. The effect of a one-percentage-point change in assumed rates would have altered the amounts of the benefit obligation and the sum of the service cost and interest cost components of postretirement benefit expense as follows for 2000:


(IN THOUSANDS)                                          INCREASE          DECREASE
----------------------------------------------------------------------------------
Effect on total of service and interest cost
          components of net periodic expense                 $13             $(11)

Effect on postretirement benefit obligation                  $80             $(71)


The Company has a deferred compensation plan providing eligible executives with the opportunity to participate in an unfunded, deferred compensation program. Under the program, participants may defer base compensation and bonuses and earn interest on their deferred amounts. The program is not qualified under Section 401 of the Internal Revenue Code. The total of participant deferrals and earnings thereon was $7,842,000 at November 30, 2000 and $7,299,000 at November 30, 1999. The participant deferrals earn interest at a rate based on U.S. government rates. The interest expense related to this plan was $616,000 in 2000, $603,000 in 1999 and $610,000 in 1998.

The Company has a life insurance plan which provides eligible executives with life insurance protection based upon three times base salary. Upon retirement, the executive is provided with life insurance protection based upon final base salary. Benefits may be paid as a lump sum or as an annual income to the identified survivor over ten years. The expense related to this plan was $287,000 in 2000, $371,000 in 1999 and $394,000 in 1998.

In connection with the above two plans, whole life insurance contracts were purchased on the related participants. At November 30, 2000 and 1999, the cash surrender value of these policies was $14,755,000 and $13,076,000, respectively, net of loans of $1,000,000 each year.

The Company provides to certain employees a savings plan under Section 401(k) of the Internal Revenue Code. The savings plan allows for deferral of income up to a certain percentage through contributions to the plan and within certain restrictions. Company matching contributions are in the form of cash. In 2000, 1999 and 1998, the Company recorded expense for matching contributions of $833,000, $616,000 and $793,000, respectively.

NOTE 16. CAPITAL STOCK

The Company is incorporated in Delaware. The articles of incorporation authorize 12,000,000 shares of $2.50 par value common stock, 1,000,000 shares of $1.00 par value preferred stock and 100,000 shares of $1.00 par value series A junior participating cumulative preferred stock. The preferred stock may be issued in series, with the rights and preferences of each series to be established by the Board of Directors. As of November 30, 2000, the Company had no shares of preferred stock or series A junior participating cumulative preferred stock outstanding.

The Company has a Stockholders' Rights Plan, which, among other things, entitles stockholders to purchase common stock at a significant discount if a party acquires 15% or more of the Company's common stock or announces a tender offer for at least 15% of its common stock outstanding.

NOTE 17. QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for the years ended November 30, 2000 and 1999, follow:


(IN THOUSANDS,                               FIRST            SECOND              THIRD              FOURTH
EXCEPT PER SHARE DATA)                     QUARTER           QUARTER            QUARTER             QUARTER
-----------------------------------------------------------------------------------------------------------
2000
SALES                                     $121,365          $140,171           $133,094            $156,031
GROSS PROFIT                                28,053            37,196             32,814              41,729
NET INCOME                                     951             6,189              7,981              10,224
DILUTED NET INCOME
   PER SHARE                                  0.24              1.55               2.02                2.60
STOCK PRICE PER SHARE--HIGH                  43.00             39.63              40.19               37.56
STOCK PRICE PER SHARE--LOW                   34.50             32.19              33.50               34.13
DIVIDENDS PER SHARE                           0.32              0.32               0.32                0.32
1999
Sales                                     $122,899          $149,468           $138,795            $133,919
Gross profit                                30,881            39,559             38,087              34,455
Net income                                   1,004             6,020              7,986               7,263
Diluted net income
   per share                                  0.25              1.50               1.98                1.80
Stock price per share--high                  40.88             45.75              46.81               47.75

Stock price per share--low                   36.44             34.69              38.06               42.19

Dividends per share                           0.32              0.32               0.32                0.32


The Company traditionally experiences lower sales during the first fiscal quarter because of seasonal patterns associated with weather and contractor schedules.

NOTE 18. BUSINESS ACQUISITIONS

During 1998, the Company acquired for cash the worldwide Croda Coatings business of Croda International Plc. This acquisition was accounted for as a purchase, and the results of operations were included in the Company's consolidated financial statements beginning in the second quarter of fiscal 1998.

During 1998, the Company acquired for cash Hope Composites 2000, Inc., a privately-owned manufacturer of fiberglass pipe and fittings in Georgia. This acquisition was accounted for as a purchase, and the results of operations were included in the Company's consolidated financial statements beginning in the second quarter of fiscal 1998.

The above acquisitions totaled $52,491,000. The excess of the purchase price over the fair value of the assets acquired was $10,798,000. The Company recorded $6,726,000 as costs in excess of net assets acquired and $4,072,000 as other intangibles, consisting primarily of trademarks and know-how. Costs in excess of net assets acquired are being amortized on a straight-line basis over 40 years. Other intangible assets are being amortized on a straight-line basis over periods ranging from three to ten years.

NOTE 19. SEGMENT INFORMATION

In 1999, the Company adopted SFAS 131, "Disclosure about Segments of an Enterprise and Related Information." SFAS 131 requires disclosure of certain information about operating segments, geographic areas in which the Company operates, major customers, and products and services. In accordance with SFAS 131, the Company has determined it has four operating segments. The Performance Coatings & Finishes Group manufactures and markets high-performance industrial and marine coatings. The Fiberglass-Composite Pipe Group manufactures and markets filament-wound and molded composite fiberglass pipe, tubing, fittings and well screens. The Water Transmission Group manufactures and supplies concrete and steel pressure pipe, concrete non-pressure pipe, protective linings for pipe, and fabricated products. The Infrastructure Products Group manufactures and sells ready-mix concrete, sand and aggregates, concrete pipe and culverts, and concrete and steel lighting and traffic poles. Each of these segments has a dedicated management team and is managed separately, primarily because of differences in products.

The markets served by the Performance Coatings & Finishes Group and the Fiberglass-Composite Pipe Group are worldwide in scope. The Water Transmission Group serves primarily the western United States. The Infrastructure Products Group operates exclusively in the State of Hawaii and the continental United States. Sales for export or to any individual customer did not exceed 10% of consolidated sales in 2000.

In accordance with SFAS 131, the following table presents information related to each operating segment included in, and in a manner consistent with, internal management reports.

Inter-segment sales were not significant. Income from reportable segments is exclusive of certain unallocated income and expense, interest expense and income taxes. Identifiable assets by segment are those assets that are used exclusively by such segment. Unallocated assets are principally cash, corporate property and equipment, and investments. Capital expenditures do not include plant and equipment acquired through business acquisitions in 1998.


                                                                     Segment Information
                     ---------------------------------------------------------------------------------------------------------------
                             Performance      Fiberglass-          Water Infrastructure
(IN THOUSANDS)       Coatings & Finishes   Composite Pipe   Transmission       Products         Other      Eliminations        Total
------------------------------------------------------------------------------------------------------------------------------------
2000
   SALES                        $186,767        $103,066        $149,384       $112,105      $     --         $    (661)    $550,661
   INCOME BEFORE INTEREST
      AND INCOME TAXES             7,072          15,118          23,879         17,386       (17,418)               --       46,037
   EQUITY INCOME                     531           2,666           3,493             --         5,974                --       12,664
   LONG-LIVED ASSETS              46,555          26,825          43,400         36,153        39,773                --      192,706
   TOTAL ASSETS                  131,300         127,904         112,254         61,503       169,212          (123,724)     478,449
   CAPITAL EXPENDITURES            6,210           5,551           1,395          6,951           943                --       21,050
   DEPRECIATION AND AMORTIZATION   6,073           3,536           4,650          3,836           (73)               --       18,022
------------------------------------------------------------------------------------------------------------------------------------
1999
   Sales                         $199,357       $ 95,524        $142,468       $108,559      $     --         $   ( 827)    $545,081
   Income before interest
      and income taxes             9,185          12,055          23,022         17,155       (15,724)               --       45,693
   Equity income                     216           1,221           1,211             --         5,851                --        8,499
   Long-lived assets              51,570          26,795          46,774         33,183        29,833            (1,981)     186,174
   Total assets                  148,436         117,561         100,177         57,208       170,679          (123,492)     470,569
   Capital expenditures            6,041           4,672           5,259          3,627            73                --       19,672
   Depreciation and amortization   6,765           3,601           4,000          3,755           865                --       18,986
------------------------------------------------------------------------------------------------------------------------------------
1998
   Sales                        $213,961        $105,633        $131,633       $102,066      $     --         $  (1,147)    $552,146
   Income before interest
      and income taxes             8,451          16,467          21,082         10,309        (9,315)               --       46,994
   Equity income                     382             942           2,250            (86)        3,025                --        6,513
   Long-lived assets              56,046          27,156          49,967         37,401        30,470            (5,986)     195,054
   Total assets                  167,811         116,415         114,503         55,217       159,618          (113,345)     500,219
   Capital expenditures            4,755           5,700          19,365          2,898            26                --       32,744
   Depreciation and amortization   5,677           3,630           4,121          4,183         1,088                --       18,699
------------------------------------------------------------------------------------------------------------------------------------



                                                                                     GEOGRAPHIC AREAS
                                            ----------------------------------------------------------------------------------------
                                               UNITED
(IN THOUSANDS )                                STATES          EUROPE            ASIA         OTHER    ELIMINATIONS            TOTAL
------------------------------------------------------------------------------------------------------------------------------------
2000
   SALES TO EXTERNAL CUSTOMERS               $387,494        $ 79,855        $ 36,080       $47,232       $      --        $550,661
   LONG-LIVED ASSETS                          141,669          26,780          11,823        12,434              --         192,706
   TOTAL ASSETS                               420,889          78,371          68,890        34,023        (123,724)        478,449
------------------------------------------------------------------------------------------------------------------------------------
1999
   Sales to external customers               $374,543        $ 88,788        $ 38,436       $43,314       $      --        $545,081
   Long-lived assets                          130,792          31,042          10,309        16,012          (1,981)        186,174
   Total assets                               409,172          82,269          63,498        39,122        (123,492)        470,569
------------------------------------------------------------------------------------------------------------------------------------
1998
   Sales to external customers               $401,580        $101,727        $ 23,675       $25,164       $      --        $552,146
   Long-lived assets                          139,371          34,545           9,771        17,353          (5,986)        195,054
   Total assets                               422,684          99,638          51,396        39,846        (113,345)        500,219
------------------------------------------------------------------------------------------------------------------------------------


INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------


TO THE BOARD OF DIRECTORS & STOCKHOLDERS OF AMERON INTERNATIONAL CORPORATION:

We have audited the accompanying consolidated balance sheets of Ameron International Corporation and subsidiaries (the "Company") as of November 30, 2000 and 1999, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Company for the year ended November 30, 1998 were audited by other auditors whose report, dated January 21, 1999, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, such 2000 and 1999 consolidated financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2000 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
January 24, 2001


MANAGEMENT'S LETTER
--------------------------------------------------------------------------------


We have prepared the accompanying consolidated financial statements and related financial information of Ameron International Corporation and subsidiaries in conformity with accounting principles generally accepted in the United States of America. Management is responsible for the integrity of the financial information included in this Annual Report. In preparing the financial statements, management makes estimates as necessary based upon currently available information and judgments of current conditions and circumstances.

Ameron maintains a system of internal controls supported by documentation to provide reasonable assurance that assets are safeguarded and the accounting records reflect the authorized transactions of the Company. We believe the Company's system provides this appropriate balance in accordance with established policies and procedures as implemented by qualified personnel.

The independent auditors, Deloitte & Touche LLP, appointed by the Board of Directors, are responsible for expressing their opinion as to whether the consolidated financial statements present fairly, in all material respects, the financial position, operating results and cash flows of the Company. In this process, they consider the system of internal control, in order to determine their auditing procedures for the purpose of expressing an opinion on the financial statements. Their opinion appears on this page.

The Audit Committee of the Board of Directors is composed of three directors who are not officers or employees of the Company. They meet periodically with management, Deloitte & Touche LLP and the internal auditors to review the audit scope and results, discuss internal controls and financial reporting subjects, and review management actions on these matters. Deloitte & Touche LLP and the internal auditors have full and free access to the members of the Audit Committee.


/s/ JAMES S. MARLEN                             /s/ GARY WAGNER

JAMES S. MARLEN                                 GARY WAGNER

Chairman of the Board, President &              Senior Vice President &
Chief Executive Officer                         Chief Financial Officer