Form 10-K, Exhibit 13
period 2001-11-30
AMERON INTERNATIONAL CORP
filed 2002-02-28
CIK 790730

ANNUAL REPORT

Exhibit 13 is the Corporation’s 2001 Annual Report to Stockholders.

This 10-K Report should be read only in conjunction with that Annual Report.

In the event you do not already have a copy of the Annual Report, one may be obtained by contacting Ameron, attention; Corporate Secretary, Post Office Box 7007, Pasadena, California 91109-7007.  The telephone number is (626) 683-4000.

Exhibit 13

Ameron International

2001

Financial

Section

Contents

Selected Consolidated Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Statements of Income

Consolidated Balance Sheets

Consolidated Statements of Cash Flows

Consolidated Statements of Stockholders’ Equity

Consolidated Statements of Comprehensive Income

Notes to Consolidated Financial Statements

Independent Auditors’ Report

Management’s Letter

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Year ended November 30,
	2001	2000	1999	1998	1997
	(Dollars in thousands, except per share data)
Per Common Share Data
Net income—basic	$7.17	$6.42	$5.57	$5.17 (1)	$4.84
Net income—diluted	6.89	6.41	5.54	5.08 (1)	4.73
Dividends	1.28	1.28	1.28	1.28	1.28
Weighted average shares (basic)	3,871,345	3,946,566	3,996,237	4,016,852	4,003,452
Weighted average shares (diluted)	4,024,294	3,952,513	4,023,248	4,084,377	4,094,885
Stock price — high	77.87	43.00	47.75	64.63	70.00
Stock price — low	34.06	32.19	34.69	33.38	46.38
Price/earnings ratio (range)	11-5	7-5	9-7	13-7	15-10
Operating Results
Sales	$551,396	$550,661	$545,081	$552,146	$533,506
Gross profit	138,084	139,792	142,982	139,212	135,683
Interest expense, net	(10,213)	(12,244)	(12,938)	(15,077)	(11,855)
Provision for income taxes	(10,850)	(8,448)	(10,482)	(11,171)	(11,874)
Net income	27,741	25,345	22,273	20,746 (1)	19,372
Net income/sales	5.0%	4.6%	4.1%	3.8%	3.6%
Return on equity	14.3%	14.1%	12.9%	13.0%	13.0%
Financial Condition at Year-end
Working capital	$156,490	$135,626	$123,748	$146,860	$154,027
Property, plant and equipment, net	145,801	145,196	149,597	157,918	127,678
Investments, advances and equity in
undistributed earnings of joint ventures	18,780	21,773	23,046	22,712	34,307
Total assets	485,080	478,449	470,569	500,219	433,225
Long-term debt, less current portion	137,197	140,718	135,237	165,308	140,917
Cash Flow
Expenditures for property, plant and equipment	$19,297	$21,050	$19,672	$32,744	$24,860
Depreciation and amortization	18,633	18,022	18,986	18,699	16,676
Business acquisitions	—	—	—	46,419	—

(1) Includes $17.5 million gain, net of income taxes, on sales of assets and $14.1 million charges, net of income taxes, on asset write-downs and other charges.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

During 2001, the Company generated $27.7 million of cash from operating activities, compared to $25.8 million in 2000. The increase is primarily attributable to an increase in net income and a net positive change in operating assets and liabilities and operating activities partially offset by a decrease in dividends from joint ventures.

In 2001, capital expenditures totaled $19.3 million, compared to $21.1 million in 2000. Capital expenditures in 2001 were primarily for replacement and refurbishment of machinery and equipment at existing facilities and completion of a new pole manufacturing facility in Alabama. During the fiscal year ending November 30, 2002, the Company anticipates spending approximately $15 million to $25 million for capital expenditures, which will be funded from existing cash balances and lines of credit, as well as funds generated from operations.

Net debt repayments totaled $4.6 million in 2001, compared to net borrowings of $5.2 million in 2000. Common stock dividends totaled $5.0 million in 2001 and $5.1 million in 2000. The Company repurchased treasury stock in 2000 for $4.5 million.

Cash and cash equivalents at November 30, 2001 totaled $11.3 million, compared to $11.5 million as of November 30, 2000. At November 30, 2001, the Company had total debt outstanding of $149.9 million and $99.9 million in unused credit lines available to fund operating and investing activities worldwide. Management believes that cash flows from operations and current cash balances, together with currently available lines of credit, will be sufficient to meet operating requirements in 2002. Cash available from operations could be affected by any general economic downturn or any downturn or adverse changes in the Company’s business, such as loss of customers or significant material price increases.

The Company’s contractual obligations and commercial commitments at November 30, 2001 are summarized as follows (in thousands):

	Payments Due by Period
		Less than	1-3	4-5	After 5
Contractual Obligations	Total	1 year	years	years	years
Long-Term Debt (a)	$145,794	$8,597	$104,831	$16,666	$15,700
Operating Leases	41,013	4,864	7,658	4,361	24,130
Total Contractual Obligations (b)	$186,807	$13,461	$112,489	$21,027	$39,830

	Amount of Commitment
	Expiration Per Period1
	Total Amounts	Less than	1-3	4-5	After 5
Commercial Commitments	Committed	1 year	years	years	years
Lines of Credit (a)	$4,080	$4,080	$—	$—	$—
Standby Letters of Credit (c)	2,922	2,922	—	—	—
Guarantees (d)	4,692	4,692	—	—	—
Total Commercial Commitments (b)	$11,694	$11,694	$—	$—	$—

(a)                                  Included in long-term debt is $84,910 outstanding under unsecured bank lines supported by a revolving credit facility, due in 2003. Lines of credit represent short-term borrowings by the Company’s foreign subsidiaries.

(b)                                 The Company has no capitalized lease obligations, unconditional purchase obligations, or standby repurchase obligations.

(c)                                  Not included are standby letters of credit of $15,700 supporting industrial development bonds and $3,254 supporting a bank loan, which are included in long-term debt.

(d)                                  The Company guarantees bank credit facilities for a joint venture.

RESULTS OF OPERATIONS: 2001 COMPARED WITH 2000

General

Net income per diluted share for the year ended November 30, 2001 was $6.89 on sales of $551.4 million, compared to $6.41 per share on sales of $550.7 million in 2000. The performance of consolidated operations, principally the Water Transmission and the Performance Coatings & Finishes Groups, offset the lower levels of equity income from joint-venture companies.

Sales

Sales increased $0.7 million in 2001. Each of Ameron’s four operating segments, except for the Water Transmission Group, had higher sales in 2001 than in the prior year. Additionally, total sales from Ameron’s foreign operations would have been approximately $8 million higher in 2001 if foreign exchange rates had remained at 2000 levels.

Performance Coatings & Finishes’ sales increased by $2.0 million because of higher sales of protective coatings by the Company’s U.S. and European operations. Sales of product finishes declined, reflecting the different market conditions in the British and Australian manufacturing sectors. U.S. operations had slightly higher sales despite soft conditions in the chemical processing and general industrial markets. Sales into U.S. marine and offshore markets improved, and distributor sales, principally for commercial and industrial facilities, also strengthened. European operations benefited from higher sales of fire-protection coatings, sales into Eastern Europe and the former Soviet Union and strong demand for pipe coatings in the Middle East. Worldwide coatings markets began to slow in the fourth quarter of 2001. The near-term outlook for the Performance Coatings & Finishes Group remains uncertain, given worldwide economic conditions.

Fiberglass-Composite Pipe Group’s sales increased $3.8 million in 2001, compared to 2000, due to deliveries of water distribution piping for a large project in California. Other U.S. markets, such as fuel handling and offshore, continued at lower levels, while industrial demand softened. Centron International, a wholly-owned subsidiary in Texas which supplies fiberglass pipe for downhole applications and high-pressure oilfield recovery lines, benefited from increased demand due to strong oilfield markets worldwide. Operations in Europe and Asia had lower sales, reflecting declining industrial and marine markets. The Fiberglass-Composite Pipe Group benefited in 2001 from strong demand for oilfield piping. Oil prices have fallen in recent months. However, if oil prices do not significantly decline from current levels, the performance of the Fiberglass-Composite Pipe Group is expected to improve.

The Water Transmission Group had $6.2 million lower sales in 2001 than in 2000, primarily as a result of completion of a sizable project in Colombia in 2000. U.S. sales increased approximately $9 million in 2001, because of demand for water piping to meet the needs of population growth, infrastructure rehabilitation and the energy markets. Sales were particularly strong in Northern California. Revenue is recognized in the Water Transmission Group primarily under the percentage of completion method and is subject to a certain level of estimation, which affects the timing of revenue, costs and profit. Estimates are reviewed on a consistent basis and are adjusted when actual results are expected to significantly differ from those estimates. The outlook for Water Transmission remains positive for both the near and long term.

The Infrastructure Products Group completed 2001 with $1.7 million higher sales. Ameron’s Hawaiian operations were adversely impacted by soft construction markets on Oahu and Maui. Residential and military construction markets were strong, but commercial building remained weak. Sales of poles increased as demand for both concrete and steel lighting poles and traffic poles grew. The outlook for the Infrastructure Products Group is mixed. The market conditions in Hawaii are not expected to improve in the short term, and the outlook for pole sales is positive provided housing starts do not decline significantly and government infrastructure spending continues near present levels.

Gross Profit

Gross profit in 2001 was $138.1 million or 25.0% of sales, compared to gross profit of $139.8 million or 25.4% of sales in 2000. Gross margins declined due to change in product and project mix, competitive pressures, and differences in plant utilization.

Performance Coatings & Finishes’ margins benefited from productivity enhancements, as well as favorable raw material costs. Likewise, margins of the Water Transmission Group improved as a result of completion of the lower-profit project in Colombia in 2000, improved project and product mix and improved manufacturing efficiencies. Margins of the Fiberglass-Composite Pipe Group declined due to product development costs, unfavorable product mix and uneven plant capacity utilization caused by the lagging industrial, marine and fuel-handling markets throughout the world. Infrastructure Products also had lower margins as a result of the start-up costs of the new concrete pole plant in Alabama and higher costs in Hawaii. Profits from Hawaiian operations were lower because of higher maintenance costs, higher labor expenses and development costs related to the expansion of Ameron’s quarry on Oahu.

Selling, General and Administrative Expenses

Selling, general and administrative expenses totaled $101.8 million or 18.5% of sales in 2001, compared to $113.8 million or 20.7% in 2000. The decline in expenses was due in part to profit enhancement programs implemented during the last year in the Performance Coatings & Finishes Group. Additionally, lower insurance and benefit costs were required throughout the company in 2001 due to an improved safety experience and lower costs related to product warranties and other legal claims.

Equity and Other Income

Equity in earnings of joint ventures declined to $8.0 million in 2001 from $12.7 million in 2000. Equity income of each joint venture declined, with the largest decrease from TAMCO, Ameron’s 50%-owned steel mini-mill in California. Ameron’s equity in TAMCO’s earnings dropped as TAMCO suffered from competitive pressures caused by imports of foreign steel into the U.S. Additionally, TAMCO was impacted by dramatic energy cost increases in California during 2001.

Other income included royalties and fees from joint ventures and licensees, currency gains and losses, and other miscellaneous income. Royalties and fees totaled $5.0 million in 2001 compared to $5.9 million in 2000. In 2000, the Company sold an idle property for a pretax gain of $0.9 million.

Interest

Interest expense totaled $10.5 million in 2001, compared to $12.8 million in 2000. The decrease reflected lower rates and lower average borrowing levels in 2001.

Provision for Income Taxes

The effective tax rate increased to 28% in 2001 from 25% in 2000. Income from certain foreign and joint venture operations is taxed at rates substantially lower than U.S. statutory tax rates. The domestic-sourced income was substantially greater in 2001 than in 2000. The provision for income taxes in 2001 was $10.9 million, an increase of $2.4 million from 2000. The increase in provision for income taxes resulted primarily from: an increase of $1.7 million due to higher pretax income at statutory rates, an increase of $4.6 million related to the mix of income from domestic and foreign operations and joint ventures and a $4.0 million benefit from research and development credits related to the 1990 through 2000 tax years and filed in 2001. The Company does not expect a similar benefit from research and development credits in 2002.

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

Sales of the Performance Coatings & Finishes Group decreased by $12.6 million primarily due to weaker foreign currencies. Additionally, the Company’s finishes business in the U.K. suffered from the depressed conditions in the British manufacturing sector. The anticipated growth of protective coatings did not occur because of delayed spending in key offshore and marine markets. These market conditions are believed to have similarly impacted the Company’s competitors.

The Fiberglass-Composite Pipe Group’s sales increased by $7.5 million primarily due to higher demand for oilfield piping worldwide and a continued strong performance by the Company’s operations in Asia.

The Water Transmission Group had sales of $149.4 million in 2000, up from $142.5 million in 1999 as a result of continued strong demand for water transmission and distribution piping in the western U.S.

The Infrastructure Products Group had sales of $112.1 million in 2000, up from $108.6 million in 1999. The increase came from the Company’s Hawaiian operations, offset by slightly lower sales from the Company’s pole business.

Gross Profit

Gross profit in 2000 was $139.8 million or 25.4% of sales, compared to gross profit of $143.0 million or 26.2% of sales in 1999. The decrease in 2000 primarily reflected a change in product mix. Water Transmission accounted for much of the margin decline because of higher margin projects in 1999. Additionally, Infrastructures Products was impacted by a strike in Hawaii early in 2000.

Selling, General and Administrative Expenses

Selling, general and administrative expenses totaled $113.8 million or 20.7% of sales in 2000, compared to $113.2 million or 20.8% in 1999. Increased costs for Fiberglass-Composite Pipe related to product claims were offset by lower costs of the Performance Coatings & Finishes Group.

Equity and Other Income

Equity in earnings of joint ventures totaled $12.7 million in 2000, compared to $8.5 million in 1999. The increase reflected the continued strong performances of the Company’s joint ventures.

Other income included royalties and fees from joint ventures and licensees, currency gains and losses, and other miscellaneous income. Royalties and fees totaled $5.9 million in 2000 compared to $5.4 million in 1999.

In 2000, the Company sold an idle property for a pretax gain of $0.9 million. The Company also sold two idle properties in 1999 for a pretax gain of $1.2 million.

Interest

Interest expense totaled $12.8 million in 2000, compared to $13.2 million in 1999. The decrease reflected lower average borrowing levels in 2000.

Provision for Income Taxes

The effective tax rate decreased to 25% in 2000 from 32% in 1999. The lower effective tax rate resulted from the mix of income from domestic and foreign operations and joint ventures. Income from certain foreign and joint venture operations is taxed at rates substantially lower than U.S. statutory tax rates.

MARKET RISKS

Foreign Currency Risk

The Company operates internationally, giving rise to exposure to market risks from changes in foreign exchange rates. The Company borrows in various currencies to reduce the level of net assets subject to changes in foreign exchange rates. In addition, the Company purchases foreign exchange forward and option contracts to hedge firm commitments, such as receivables and payables, denominated in foreign currencies. The Company does not use the contracts for speculative or trading purposes. At November 30, 2001, the Company had 14 foreign currency forward contracts expiring at various dates through February 2002, with an aggregate face value of $4,682,000.

Debt Risk

The Company has variable-rate, short-term and long-term debt as well as fixed-rate, long-term debt. The fair value of the Company’s fixed-rate debt is subject to changes in interest rates. The estimated fair value of the Company’s variable-rate debt approximates the carrying value of the debt since the variable interest rates are market-based, and the Company believes such debt could be refinanced on materially similar terms. The Company is subject to the availability of credit to support new requirements, to refinance amortizing long-term debt and to refinance short-term debt.

As of November 30, 2001, the estimated fair value of notes payable by the Company totaling $41,666,000, with a fixed rate of 7.92%, was $43,656,000. The Company is required to repay these notes in annual installments of $8,333,000 from 2002 to 2006, inclusive. As of November 30, 2001, the Company borrowed $84,910,000 under variable-rate, unsecured bank lines supported by a variable-rate, long-term revolving credit facility which permits borrowings up to $150,000,000. The average interest rate under such lines was 2.84% as of November 30, 2001. Borrowings under the revolving credit facility are scheduled to be repaid in 2003. The Company had $7,200,000 of variable-rate industrial development bonds at a rate of 1.65% as of November 30, 2001, payable in 2016. The Company had $8,500,000 of variable-rate industrial development bonds at a rate of 1.80% as of November 30, 2001, payable in 2021. The Company borrowed $3,254,000 under a variable-rate, unsecured bank loan, payable in 2004, at a rate of 18.67% as of November 30, 2001. The Company owed $264,000 to a foreign bank with an interest rate of 4.31% on November 30, 2001. This variable-rate loan is payable in 2002.

CONTINGENCIES

An action was filed in 1992 in the U.S. District Court for the District of Arizona by the Central Arizona Water Conservation District (“CAWCD”) seeking damages against several parties, including the Company and the Company’s customer, Peter Kiewit Sons’ Company (“Kiewit”), in connection with six prestressed concrete pipe siphons furnished and installed in the 1970’s as part of the Central Arizona Project (“CAP”), a federal project to bring water from the Colorado River to Arizona. The CAWCD also filed separate actions against the U.S. Bureau of Reclamation (“USBR”) in the U.S. Court of Claims and with the Arizona Projects Office of the USBR in connection with the CAP siphons. The CAWCD alleged that the six CAP siphons were defective and that the USBR and the defendants in the U.S. District Court action were liable for damages for the repair or replacement of those siphons. On September 14, 1994, the U.S. District Court granted the Company’s motion to dismiss the CAWCD action and entered judgment against the CAWCD and in favor of the Company and its co-defendants. CAWCD filed a notice of appeal with the Ninth Circuit Court of Appeals.

Separately, on September 28, 1995, the Contracting Officer for the USBR issued a final decision claiming for the USBR approximately $40 million in damages against Kiewit, based in part on the Contracting Officer’s finding that the siphons supplied by the Company were defective. That claim amount is considered by the Company to be duplicative of the damages sought by the CAWCD for the repair or replacement of the siphons in the aforementioned action in the U.S. District Court for the District of Arizona. The Contracting Officer’s final decision was appealed by Kiewit to the U.S. Department of the Interior Board of Contract Appeals (“IBCA”). The Company is actively cooperating with and assisting Kiewit in the administrative appeal of that final decision before the IBCA. Trial on that appeal commenced in November 2000; however, the proceeding was stayed with the concurrence of the parties pending efforts aimed at a possible settlement of the matter. Settlement efforts involving the USBR, Kiewit, the Company and various insurance carriers are continuing. In the meantime, activity on the IBCA appeal, as well as the aforementioned CAWCD appeal, continues to be suspended.

The Company internally, as well as through independent third-party consultants, has conducted engineering analysis regarding the allegations that the CAP siphons were defective, and believes that the siphons were manufactured in accordance with the project specifications and other contract requirements; and, therefore, it is not liable for any claims relating to the siphons, whether by the CAWCD or by the USBR. The Company believes that it has meritorious defenses to these actions and that resultant liability, if any, should not have a material effect on the financial position of the Company or its results of operations.

In addition, certain other claims, suits and complaints that arise in the ordinary course of business, have been filed or are pending against the Company. Management believes that these matters, and the matters discussed above, are either adequately reserved, covered by insurance, or would not have a material effect on the Company’s financial position or its results of operations if disposed of unfavorably.

The Company is also subject to federal, state and local laws and regulations concerning the environment and is currently participating in administrative proceedings at several sites under these laws. In the early 1970s, the Company disposed of certain quantities of waste at the Stringfellow Hazardous Waste Site in Riverside County, California, which is one of several priority sites on the Superfund list established by the U.S. Environmental Protection Agency. During 2001 the Company settled the only current action against it in connection with the remediation of that site. The settlement did not have a material impact on the Company’s financial position or its results of operations. While the Company finds it difficult to estimate with any certainty the total cost of remediation at the several sites, on the basis of currently available information and reserves provided, the Company believes that the outcome of such environmental regulatory proceedings will not have a material effect on the Company’s financial position or its results of operations.

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Any of the statements contained in this Annual Report that refer to the Company’s estimated or anticipated future results are forward-looking and reflect the Company’s current analysis of existing trends and information. Actual results may differ from current expectations based on a number of factors affecting Ameron’s businesses, including competitive conditions and changing market conditions. In addition, matters affecting the economy generally, including the state of economies worldwide, can affect the Company’s results. These forward-looking statements represent the Company’s judgment only as of the date of this Annual Report. Since actual results could differ materially, the reader is cautioned not to rely on these forward-looking statements. Moreover, the Company disclaims any intent or obligation to update these forward-looking statements.

CONSOLIDATED STATEMENTS OF INCOME

	Year ended November 30,

	2001	2000	1999
	(Dollars in thousands, except per share data)
Sales	$551,396	$550,661	$545,081
Cost of sales	(413,312)	(410,869)	(402,099)

Gross profit	138,084	139,792	142,982
Selling, general and administrative expenses	(101,828)	(113,844)	(113,165)
Equity in earnings of joint ventures	7,994	12,664	8,499
Other income, net	4,554	7,425	7,377

Income before interest and income taxes	48,804	46,037	45,693
Interest expense, net	(10,213)	(12,244)	(12,938)

Income before income taxes	38,591	33,793	32,755
Provision for income taxes	(10,850)	(8,448)	(10,482)

Net income	$27,741	$25,345	$22,273

Net income per share (basic)	$7.17	$6.42	$5.57

Net income per share (diluted)	$6.89	$6.41	$5.54

Weighted average shares (basic)	3,871,345	3,946,566	3,996,237
Weighted average shares (diluted)	4,024,294	3,952,513	4,023,248

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

	As of November 30,
	2001	2000
	(Dollars in thousands)
Assets
Current assets
Cash and cash equivalents	$11,315	$11,514
Receivables, less allowances of $6,699 in 2001 and $6,616 in 2000	135,963	139,961
Inventories	92,534	82,470
Deferred income taxes	19,242	23,720
Prepaid expenses and other current assets	6,654	6,305

Total current assets	265,708	263,970

Investments, advances and equity in undistributed earnings of joint ventures	18,780	21,773

Property,plant and equipment
Land	34,826	34,147
Buildings	71,477	66,958
Machinery and equipment	254,274	245,978
Construction in progress	3,590	6,679

Total property,plant and equipment at cost	364,167	353,762

Accumulated depreciation	(218,366)	(208,566)

Total property,plant and equipment, net	145,801	145,196

Intangible assets, net of accumulated amortization of $7,623 in 2001 and $6,775 in 2000	13,158	13,972
Other assets	41,633	33,538

Total assets	$485,080	$478,449

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

	As of November 30,
	2001	2000
	(Dollars in thousands, except per share data)
Liabilities and Stockholders’ Equity
Current liabilities
Short-term borrowings	$4,080	$5,001
Current portion of long-term debt	8,597	8,848
Trade payables	46,703	41,127
Accrued liabilities	47,486	58,265
Income taxes payable	2,352	15,103

Total current liabilities	109,218	128,344

Long-term debt, less current portion	137,197	140,718
Other long-term liabilities	34,418	26,957

Total liabilities	280,833	296,019

Commitments and Contingencies

Stockholders’ equity

Common stock, par value $2.50 a share, authorized 12,000,000 shares, outstanding 3,873,007 shares in 2001 and 3,869,357 shares in 2000, net of treasury shares	13,017	13,007
Additional paid-in capital	19,457	17,857
Retained earnings	247,406	224,620
Accumulated other comprehensive loss	(26,974)	(24,382)
Treasury stock (1,333,655 shares in 2001 and in 2000)	(48,659)	(48,672)

Total stockholders’ equity	204,247	182,430

Total liabilities and stockholders’ equity	$485,080	$478,449

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended November 30,
	2001	2000	1999
Operating Activities	(Dollars in thousands)
Net income	$27,741	$25,345	$22,273
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation	17,820	17,185	18,017
Amortization	813	837	969
Provision for deferred income taxes	8,865	3,730	(1,659)
Equity in earnings of joint ventures	(7,994)	(12,664)	(8,499)
Dividends from joint ventures	8,300	15,105	7,048
Loss (gain) from sale of property,
plant and equipment	56	(851)	(1,223)
Stock compensation expense	1,480	—	—
Changes in operating assets and liabilities:
Receivables	3,905	(27,991)	14,558
Inventories	(10,312)	9,990	13,369
Prepaid expenses and other current assets	(352)	123	(597)
Other assets	(8,103)	(7,157)	(7,451)
Trade payables	5,573	6,403	380
Other current liabilities	(23,163)	(4,791)	(7,775)
Other long-term liabilities	3,103	536	(4,344)
Net cash provided by operating activities	27,732	25,800	45,066

INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment	867	1,593	3,487
Additions to property, plant and equipment	(19,297)	(21,050)	(19,672)
Other	—	—	(96)
Net cash used in investing activities	(18,430)	(19,457)	(16,281)

Financing Activities
Net change in short-term borrowings	(954)	2,071	910
Issuance of debt	11,808	17,000	1,981
Repayment of debt, net	(15,492)	(13,826)	(30,620)
Dividends on common stock	(4,955)	(5,061)	(5,111)
Issuance of common stock	130	—	—
Purchase of treasury stock	13	(4,478)	(1,415)
Net cash used in financing activities	(9,450)	(4,294)	(34,255)

Effect of exchange rate changes on cash and cash equivalents	(51)	(1,056)	(385)
Net change in cash and cash equivalents	(199)	993	(5,855)
Cash and cash equivalents at beginning of year	11,514	10,521	16,376
Cash and cash equivalents at end of year	$11,315	$11,514	$10,521

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock
	Shares Outstanding	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total
	(Dollars in thousands, except per share data)
Balance, December 1, 1998	4,030,112	$13,007	$17,828	$187,174	$(8,062)	$(42,779)	$167,168
Net income — 1999				22,273			22,273
Minimum pension liability adjustment					502		502
Foreign currency translation adjustment					(5,326)		(5,326)
Dividends on common stock of $1.28 per share				(5,111)			(5,111)
Treasury stock purchase	(38,200)					(1,415)	(1,415)
Stock compensation expense			29				29
Balance, November 30, 1999	3,991,912	13,007	17,857	204,336	(12,886)	(44,194)	178,120
Net income — 2000				25,345			25,345
Foreign currency translation adjustment					(11,496)		(11,496)
Dividends on common stock of $1.28 per share				(5,061)			(5,061)
Treasury stock purchase	(122,555)					(4,478)	(4,478)
Balance, November 30, 2000	3,869,357	13,007	17,857	224,620	(24,382)	(48,672)	182,430
Net income — 2001				27,741			27,741
Exercise of stock options	3,650	10	120				130
Foreign currency translation adjustment					95		95
Comprehensive loss from joint venture					(2,687)		(2,687)
Dividends on common stock of $1.28 per share				(4,955)			(4,955)
Treasury stock adjustment						13	13
Stock compensation expense			1,480				1,480
Balance, November 30, 2001	3,873,007	$13,017	$19,457	$247,406	$(26,974)	$(48,659)	$204,247

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended November 30,
	2001	2000	1999
	(Dollars in thousands)
Net income	$27,741	$25,345	$22,273
Foreign currency translation adjustment	95	(11,496)	(5,326)
Minimum pension liability adjustment	—	—	502
Comprehensive loss from joint venture	(2,687)	—	—
Comprehensive income	$25,149	$13,849	$17,449

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Ameron International Corporation and all wholly-owned subsidiaries (“Ameron” or the “Company”). All material intercompany accounts and transactions have been eliminated.\

Reclassifications

Certain prior year balances have been reclassified to conform with the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include revenue and costs recorded under percentage of completion accounting and reserves associated with receivables, inventories, investments in joint ventures, income taxes and environmental and legal contingencies. Actual results could differ from those estimates.

Revenue Recognition

Revenue from sales of coatings, fiberglass-composite pipe, construction products and certain other products is recorded at the time the goods are shipped. Revenue from sales of concrete and steel pipe is primarily recognized under the percentage of completion method. However, in certain cases, revenue is recognized at shipment or at the time the pipe is inspected and accepted by the customer.

Research and Development Costs

Research and development costs, related primarily to the development, design and testing of products, are expensed as incurred. Such costs, which are included in selling, general and administrative expenses, were approximately $5,550,000 in 2001, $4,996,000 in 2000, and $4,258,000 in 1999.

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

Cash and Cash Equivalents

Cash equivalents represent liquid investments with maturities of three months or less when purchased.

Inventory Valuation

Inventories are valued at the lower of cost or market. Cost is principally determined under the first-in, first-out method. Certain steel inventories are valued using the last-in, first-out method.

Equity Method of Accounting

Investments in joint ventures or affiliates (“joint ventures”) over which the Company has significant influence are accounted for under the equity method of accounting, whereby the investment is carried at the cost of acquisition, plus the Company’s equity in undistributed earnings or losses since acquisition. Reserves are provided where management determines that a portion of the investment or earnings may not be realizable.

Property, Plant and Equipment

Items capitalized as property, plant and equipment, including improvements to existing facilities, are recorded at cost. Construction in progress represents capital expenditures incurred for assets not yet placed in service. Capitalized interest was not material for the periods presented.

Depreciation is computed principally using the straight-line method based on the estimated useful lives of the related assets, generally 3 to 40 years. Leasehold improvements are amortized over the shorter of the life of the improvement or the term of the lease.

Amortization of Intangibles

Costs in excess of net assets acquired of $14,639,000 are amortized on a straight-line basis over periods ranging up to 40 years. Other intangible assets are amortized on a straight-line basis over periods ranging from 3 to 15 years.

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

Self Insurance

The Company utilizes third-party insurance subject to varying retention levels or self insurance. Such self insurance relates to losses and liabilities primarily associated with workers’ compensation claims and general, product and vehicle liability. Losses are accrued based upon the Company’s estimates of the aggregate liability for claims incurred using certain actuarial assumptions followed in the insurance industry and based on the Company’s experience.

Foreign Currency Translation

The functional currencies for the Company’s foreign operations are the applicable local currencies. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The resulting translation adjustments are recorded in accumulated other comprehensive loss. The Company advances funds to certain foreign subsidiaries that are not expected to be repaid in the foreseeable future. Translation adjustments arising from these advances are also included in accumulated other comprehensive loss. Gains or losses resulting from foreign currency transactions are included in other income.

Derivative Financial Instruments and Risk Management

The Company operates internationally, giving rise to exposure to market risks from changes in foreign exchange rates. Derivative financial instruments, primarily foreign exchange contracts, are used by the Company to reduce those risks. The Company does not hold or issue financial or derivative financial instruments for trading or speculative purposes. As of November 30, 2001 and 2000, the Company had foreign currency forward contracts with an aggregate face value of approximately $4,682,000 and $3,486,000, respectively.

Fair Value of Financial Instruments

The fair value of financial instruments, other than long-term debt, approximates the carrying value because of the short-term nature of such instruments.

Concentration of Credit Risk

Financial instruments that subject the Company to credit risk consist primarily of cash equivalents, trade accounts receivable, and forward foreign exchange contracts. Credit risk with respect to trade accounts receivable is generally not concentrated due to the large number of entities comprising the Company’s customer base and their geographic dispersion. The Company performs ongoing credit evaluations of its customers, maintains an allowance for potential credit losses and, in certain instances, maintains credit insurance. The Company actively evaluates the creditworthiness of the financial institutions with which it conducts business.

New Accounting Pronouncements

Effective December 1, 2000, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Company uses derivative products, such as forward and option contracts, primarily to hedge the foreign currency market exposures which affect certain assets and liabilities and forecasted transactions with customers and vendors. The Company designates such derivatives primarily as fair value hedges. As of both November 30, 2001 and December 1, 2000, the fair values of derivatives held by the Company were not significant. Additionally, the adoption of SFAS No. 133 at December 1, 2000 did not result in a cumulative adjustment to either income or other comprehensive income for a change in accounting principle.

In 1999, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 101 (“SAB 101”), “Revenue Recognition in Financial Statements,” and further amended it to defer the effective date. SAB 101 summarized certain of the SEC’s views on the application of accounting principles generally accepted in the United States of America to revenue recognition. SAB 101 was adopted for the quarter ended November 30, 2001. The adoption of SAB 101 did not have a material impact on the Company’s financial statements.

In July 2001, the Financial Accounting Standards Board (“FASB”) issued two new pronouncements: SFAS No. 141, “Business Combinations,” and SFAS No. 142,”Goodwill and Other Intangible Assets.” SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The Company does not believe that the adoption of SFAS No. 141 will have a material impact on its financial statements.

SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS No. 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. SFAS No. 142 is effective for the Company beginning December 1, 2002, although early adoption is permitted. The Company is currently evaluating the timing and impact of adopting SFAS No. 142.

SFAS No. 143, “Accounting for Asset Retirement Obligations,” which becomes effective for the Company on December 1, 2002, addresses the obligations and asset retirement costs associated with the retirement of tangible long-lived assets. It requires that the fair value of the liability for an asset retirement obligation be recorded when incurred. The asset retirement costs must be capitalized as part of the carrying value of the long-lived asset. If the liability is settled for an amount other than the recorded balance, either a gain or loss will be recognized at settlement. The Company is currently assessing the impact of adopting SFAS No. 143.

SFAS No. 144, “Impairment or Disposal of Long-Lived Assets,” will become effective for the Company on December 1, 2002. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and provides guidance on implementation issues related to SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” and addresses the accounting for a segment of a business accounted for as a discontinued operation. The Company is currently assessing the impact of adopting SFAS No. 144.

Supplemental Cash Flow Information

	2001	2000	1999
	(In thousands)
Interest paid	$10,810	$13,778	$12,720
Income taxes paid	15,939	8,187	18,007

NOTE 2 Other Income

Other income was as follows for the years ended November 30:

	2001	2000	1999
	(In thousands)
Royalties, fees and other income from joint ventures and licensees	$4,972	$5,908	$5,406
(Loss) gain on sale of property,
plant and equipment	(56)	851	1,223
Foreign currency loss	(927)	(566)	(647)
Miscellaneous	565	1,232	1,395
	$4,554	$7,425	$7,377

The Company provides technical services and receives fees, royalties and other income from several of its joint ventures and licensees, which are included in other income.

NOTE 3 Receivables

Receivables were as follows at November 30:

	2001	2000
	(In thousands)
Trade receivables	$133,594	$136,797
Joint ventures	1,393	1,865
Other	7,675	7,915
Allowances	(6,699)	(6,616)
	$135,963	$139,961

The Company’s provision for bad debts was $1,738,000 in 2001, $1,953,000 in 2000, and $4,628,000 in 1999. Trade receivables included unbilled receivables of $19,458,000 and $8,809,000 at November 30, 2001 and 2000, respectively.

NOTE 4 Inventories

Inventories were as follows at November 30:

	2001	2000
	(In thousands)
Finished products	$58,397	$51,570
Materials and supplies	22,084	18,788
Products in process	12,053	12,112
	$92,534	$82,470

Certain steel inventories are valued using the last-in, first-out method. These items comprised 4.6% and 2.6% of consolidated inventories at November 30, 2001 and 2000, respectively. If such inventories had been valued using the first-in, first-out method, total inventories would have increased by $832,000 and $1,232,000 at November 30, 2001 and 2000, respectively.

NOTE 5 Joint Ventures

Investments, advances and equity in undistributed earnings of joint ventures were as follows at November 30:

	2001	2000
	(In thousands)
Investments—equity method	$18,272	$21,265
Investments—cost method	508	508
	$18,780	$21,773

The Company’s investments which were accounted for by the equity method are summarized below:

Products	Joint Ventures	Ownership Interest
Concrete pipe	Ameron Saudi Arabia, Ltd. (“ASAL”)	30%
Steel products	TAMCO	50%
Fiberglass pipe	Bondstrand, Ltd.	40%
Coatings	Oasis-Ameron, Ltd.	40%

Investments in joint ventures and the amount of undistributed earnings were as follows:

	Concrete pipe	Steel products	Fiberglass pipe	Coatings	Total
	(In thousands)
Cost	$—	$8,482	$2,182	$1,054	$11,718
Comprehensive loss from joint venture		(2,687)			(2,687)
Accumulated equity in undistributed earnings, net of reserves	—	6,998	1,602	641	9,241
Investment November 30, 2001	$—	$12,793	$3,784	$1,695	$18,272
Dividends received in 2001	$3,325	$2,585	$2,070	$320	$8,300
Cost	$—	$8,482	$2,182	$1,054	$11,718
Accumulated equity in undistributed earnings, net of reserves	—	7,304	1,602	641	9,547
Investment, November 30, 2000	$—	$15,786	$3,784	$1,695	$21,265
Dividends received in 2000	$3,493	$8,415	$2,666	$531	$15,105

During 1998, the Company recorded an impairment charge of $10,500,000 to adjust its net investment in ASAL to zero.

The Company has provided for income taxes on the undistributed earnings of its joint ventures, to the extent such earnings have been included in the consolidated statements of income.

The Company’s investments in ASAL, Bondstrand, Ltd. and Oasis-Ameron, Ltd. were recorded based on audited financial statements as of December 31, 2000, and unaudited financial statements as of  September 30, 2001. The investment in TAMCO was recorded based on audited financial statements as of November 30, 2001.

Summarized and combined financial information for joint ventures follows:

Financial Condition
	2001	2000
	(In thousands)
Current assets	$173,466	$141,192
Noncurrent assets	74,431	63,614
	$247,897	$204,806
Current liabilities	$101,307	$74,356
Noncurrent liabilities	15,540	7,804
Stockholders’ equity	131,050	122,646
	$247,897	$204,806

Results of Operations
	2001	2000	1999
	(In thousands)
Net sales	$219,864	$244,118	$218,445
Gross profit	51,968	69,263	70,947
Net income	24,525	32,101	35,540

In 2001, TAMCO entered into a swap agreement intended to hedge natural gas used in its manufacturing process. The Company recognized $2,687,000 in accumulated other comprehensive loss during 2001, which represents its proportionate share of amounts recognized by TAMCO to record the fair value of the swap agreement at November 30, 2001.

The amount of investments and accumulated equity in the undistributed earnings, net of reserves, in the Middle Eastern joint ventures was $5,479,000 at November 30, 2001 and 2000.

Sales and technical services provided by the Company to joint ventures in the Middle East totaled approximately $7,000,000 in 2001, $7,100,000 in 2000 and $5,100,000 in 1999, and related receivables aggregated approximately $1,100,000 at November 30, 2001 and $1,700,000 at November 30, 2000. The Company has 25% ownership in Amercoat Mexicana, which has been accounted for by the cost method since the Company does not have the ability to exert significant influence over Amercoat Mexicana’s operating and financing activities.

The Company guaranteed $4,692,000 of bank credit facilities for Bondstrand, Ltd. at November 30, 2001.

NOTE 6 Other Assets

Other assets were as follows at November 30:

	2001	2000
	(In thousands)
Cash surrender value of insurance policies	$24,734	$22,767
Prepaid pension benefit cost	14,967	10,279
Other	1,932	492
	$41,633	$33,538

NOTE 7 Accrued Liabilities

Accrued liabilities were as follows at November 30:

	2001	2000
	(In thousands)
Compensation and benefits	$15,864	$16,581
Self-insurance reserves	14,223	12,620
Reserves for pending claims and litigation	8,227	13,744
Taxes (other than income taxes)	3,434	3,976
Commissions and royalties	1,190	1,378
Interest	1,007	4,171
Advances from customers	181	1,935
Other	3,360	3,860
	$47,486	$58,265

NOTE 8 Other Long-Term Liabilities

Other long-term liabilities were as follows at November 30:

	2001	2000
	(In thousands)
Compensation and benefits	$20,295	$16,240
Deferred income tax liabilities	13,690	9,303
Other	433	1,414
	$34,418	$26,957

NOTE 9 Income Taxes

The provision for income taxes included the following for the years ended November 30:

	2001	2000	1999
	(In thousands)
Current
Federal	$67	$1,231	$4,932
Foreign	2,402	2,730	5,132
State	(484)	757	2,077
	1,985	4,718	12,141
Deferred
Federal	7,436	2,650	(1,092)
Foreign	36	583	(362)
State	1,393	497	(205)
	8,865	3,730	(1,659)
	$10,850	$8,448	$10,482

Deferred income tax assets consisted of the following as of November 30:

	2001	2000
	(In thousands)
Noncurrent deferred income taxes
Compensation and benefits	$6,536	$6,119
Net operating loss carryovers	7,418	4,401
Investments	3,243	6,485
Property, plant and equipment	(16,373)	(15,447)
Prepaid pension benefit cost	(5,836)	(4,003)
Other	(571)	(2,438)
Valuation allowance	(8,107)	(4,420)
Net noncurrent deferred income tax liabilities	(13,690)	(9,303)
Current deferred income taxes
Inventories	4,432	5,716
Receivables	1,762	1,775
Compensation and benefits	2,969	3,018
Self-insurance/claims reserves	11,373	13,933
Other	(33)	342
Valuation allowance	(1,261)	(1,064)
Net current deferred income tax assets	19,242	23,720
Net deferred income tax assets	$5,552	$14,417

As of November 30, 2001, the Company had foreign net operating loss carryovers of approximately $22.1 million.

The tax provision represents effective tax rates of 28%, 25% and 32% of income before income taxes for the years ended November 30, 2001, 2000 and 1999, respectively. A reconciliation of income taxes provided at the effective income tax rate and the amount computed at the federal statutory income tax rate of 35% is as follows for the years ended November 30:

	2001	2000	1999
	(In thousands)
Domestic pretax income	$39,146	$24,734	$26,893
Foreign pretax income	(555)	9,059	5,862
	$38,591	$33,793	$32,755
Taxes at federal statutory rate	$13,507	$11,828	$11,465
State taxes (net of federal tax benefit)	1,701	1,031	1,282
Foreign losses with no federal benefit	3,669	2,454	3,446
Foreign income taxed at lower rates	(1,575)	(2,338)	(2,270)
Foreign tax credit	(2,004)	(2,400)	(1,457)
Foreign branch and withholding taxes	999	896	1,705
Equity in earnings of joint ventures	(638)	(2,235)	(1,676)
Percentage depletion	(382)	(331)	(387)
Research and development credits	(4,008)	—	—
Other, net	(419)	(457)	(1,626)
	$10,850	$8,448	$10,482

In 1996, the Internal Revenue Service (“IRS”) completed the examination of the Company’s 1990 through 1992 federal income tax returns, and issued an assessment. The Company agreed and paid the tax on a portion of the assessment, and filed an appeal with respect to the portion that was in dispute. In 1999, a portion of the disputed items was settled. The remaining disputes were settled in 2001. The related adjustment was not material to the Company’s financial statements.

In 2001, the IRS completed the examination of the Company’s 1993 through 1995 federal income tax returns and issued an assessment.

The Company agreed with the IRS regarding the assessment. The assessment was not material to the Company’s financial statements and has been included in income taxes payable.

The 1996 through 1998 federal income tax returns are currently under examination by the IRS. No assessments have been issued to date. Although it cannot predict with certainty the ultimate outcome of this examination, the Company believes it has adequately provided for any potential liabilities that may result.

In 2001, the Company filed federal and state income tax claims for research and development credits for tax years 1990 through 2000. The claims are subject to IRS audit.

NOTE 10 Debt

Short-term borrowings consisted of loans payable under bank credit lines totaling $4,080,000 and $5,001,000 as of November 30, 2001 and 2000, respectively. At November 30, 2001, $11,920,000 was available under these short-term credit lines. The effective interest rates on these loans were approximately 13.35% at November 30, 2001 and 17.11% at November 30, 2000. The high interest rates were related to borrowings by the Company’s Colombian subsidiary.

Domestically, the Company has uncommitted, short-term bank credit lines totaling $9,500,000 with interest at various money market rates. The Company also maintains a $150,000,000 revolving credit facility with six banks (the “Revolver”). Under the Revolver, the Company may, at its option, borrow at interest rates based on specified margins over money market rates, at any time until April 2003, when all borrowings under the Revolver must be repaid. At November 30, 2001, $78,400,000 was borrowed under these facilities.

The Company also maintains revolving credit facilities and short-term facilities with foreign banks. The Company may borrow in various currencies, at interest rates based upon specified margins over money market rates. The Company is able to borrow up to the equivalent of $5,400,000 at any time through March 2002 under one facility. A second arrangement permits borrowings up to $3,500,000, at any time through June 2004. Other short-term lines permit borrowings up to $7,700,000. At November 30, 2001, $9,764,000 was borrowed under these facilities.

Borrowings under certain bank facilities are supported by the Revolver and, accordingly, have been classified as long-term debt and are considered payable when the Revolver is due.

Long-term debt consisted of the following as of November 30:

	2001	2000
	(In thousands)
Fixed-rate unsecured notes payable: 7.92%, payable in annual principal installments of $8,333	$41,666	$50,000
Variable-rate industrial development bonds:
payable in 2016 (1.65% at November 30, 2001)	7,200	7,200
payable in 2021 (1.80% at November 30, 2001)	8,500	—
Variable-rate unsecured bank revolving credit facilities (2.84% at November 30, 2001)	84,910	91,594
Variable-rate unsecured bank loan, payable in 2004 (18.67% at November 30, 2001)	3,254	—
Variable-rate unsecured bank loan, payable in Dutch guilders, with annual principal installments of $264 (4.31% at November 30, 2001)	264	772
	145,794	149,566
Less current portion	(8,597)	(8,848)
	$137,197	$140,718

Future maturities of long-term debt were as follows as of November 30, 2001:

Year ending November 30,	Amount
(In thousands)
2002	$8,597
2003	93,243
2004	11,588
2005	8,333
2006	8,333
Thereafter	15,700
$145,794

The lending agreements contain various restrictive covenants, including the requirement to maintain specified amounts of net worth and restrictions on cash dividends, borrowings, liens, investments and guarantees. Under the most restrictive provisions of the Company’s lending agreements, approximately $15,035,000 of retained earnings was not restricted at November 30, 2001, as to the declaration of cash dividends or the repurchase of Company stock. At November 30, 2001, the Company was in compliance with all covenants.

Certain note agreements contain provisions regarding the Company’s ability to grant security interests or liens in association with other debt instruments. If the Company grants such a security interest or lien, then such notes will be secured equally and ratably as long as such other debt shall be secured.

Interest income and expense were as follows for the years ended November 30:

	2001	2000	1999
	(In thousands)
Interest expense	$10,471	$12,814	$13,153
Interest income	(258)	(570)	(215)
Interest expense, net	$10,213	$12,244	$12,938

The following disclosure of the estimated fair value of the Company’s debt is made in accordance with the requirements of SFAS 107, “Disclosures about Fair Value of Financial Instruments.” The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required to develop the estimates of fair value, thus the estimates provided herein are not necessarily indicative of the amounts that could be realized in a current market exchange.

	Carrying Amount	Fair Value
	(In thousands)
November 30, 2001
Short-term borrowings	$4,080	$4,080
Fixed-rate, long-term debt	41,666	43,656
Variable-rate, long-term debt	104,128	104,128

November 30, 2000
Short-term borrowings	5,001	5,001
Fixed-rate, long-term debt	50,000	50,877
Variable-rate, long-term debt	99,566	99,566

The estimated fair value of the Company’s variable-rate debt approximates the carrying value of the debt since the variable interest rates are market-based, and the Company believes such debt could be refinanced on materially similar terms. The estimated fair value of the Company’s fixed-rate, long-term debt is based on U.S. government notes at November 30, 2001 plus an estimated spread for similar securities with similar remaining maturities.

NOTE 11 Lease Commitments

The Company leases facilities and equipment under non-cancelable operating leases. Rental expense under long-term operating leases of property, vehicles and other equipment was $5,687,000 in 2001, $5,635,000 in 2000 and $5,355,000 in 1999. At November 30, 2001, future rental commitments under these leases totaled $41,013,000. Future rental commitments were payable as follows as of November 30, 2001:

Year ending November 30,	Amount
(In thousands)
2002	$4,864
2003	4,175
2004	3,483
2005	2,609
2006	1,752
Thereafter	24,130
$41,013

Future rental commitments for leases have not been reduced by minimum non-cancelable sublease rentals aggregating $2,124,000.

NOTE 12 Incentive Stock Compensation Plans

The Company applies Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its various stock option plans. The Company has adopted the disclosure only provisions of SFAS 123, “Accounting for Stock-Based Compensation.”

On March 21, 2001, the 2001 Stock Incentive Plan (“2001 Plan”) was approved by the stockholders of the Company. The 2001 Plan serves as the successor to both the 1992 Incentive Stock Compensation Plan and the 1994 Non-Employee Director Stock Option Plan and supercedes those plans. Under the terms of the 2001 Plan, 190,000 new shares of common stock were made available for awards both to non-employee directors and to key employees of the Company. Awards to key employees may include, but are not limited to, stock options, restricted stock, performance shares and performance unit awards, however, no more than 40,000 of such shares were made available for issuance as either restricted stock, performance stock, performance shares or performance units. With respect to non-employee directors, on the first business day following the date of the annual meeting of stockholders of the Company, each non-employee director will receive an option to purchase 1,500 shares of common stock.

At November 30, 2001, the Company had 597,259 non-qualified stock options outstanding with terms of from 10 to 18 years from the date of grant, and 179,500 shares available for future grants under the 2001 plan. The exercise price for such outstanding stock options is generally the fair market value of the Company’s stock on the date of the original grant. Such options vest in equal annual installments over four years. Certain options have a cashless exercise feature. In 2001, the Company recognized stock compensation expense of $1,480,000, including $843,000 related to options with the cashless exercise feature and $637,000 related to an extension of the life of certain stock options.

SFAS 123 requires pro forma information regarding net income and earnings per share as if compensation cost for stock options had been determined based on the fair value of the options on the grant date. The Company estimates the fair value of stock options at the grant date by using the Black Scholes option pricing model with the following weighted average assumptions used for grants in 1999, 2000 and 2001, respectively: dividend yields of 2.60%, 3.02% and 3.47%; an expected volatility of 17.0%, 30.2% and 25.5%; risk-free rates of 4.62%, 6.61%, and 4.90%; and an expected life of five years for all years.

Under the accounting provisions of SFAS 123, the Company’s net income and earnings per share would have been computed as indicated below for the years ended November 30:

	2001	2000	1999
	(In thousands, except per share data)
Net income
As reported	$27,741	$25,345	$22,273
Pro forma	27,520	24,684	21,734
Earnings per share (diluted)
As reported	6.89	6.41	5.54
Pro forma	6.84	6.25	5.40

A summary of the Company’s stock options as of November 30, 1999, 2000 and 2001, and changes during the years then ended, follows:

	Number of Options	Weighted Average Exercise Price
Outstanding at December 1, 1998	368,484	$43.40
Granted	58,500	37.78
Exercised	—	—
Forfeited	(6,575)	46.32
Outstanding at November 30, 1999	420,409	42.57
Options exercisable at November 30, 1999	254,034	40.14
Weighted average fair value of options granted during 1999		10.25
Outstanding at November 30, 1999	420,409	42.57
Granted	84,500	38.44
Exercised	—	—
Forfeited	(1,000)	39.13
Outstanding at November 30, 2000	503,909	41.89
Options exercisable at November 30, 2000	325,784	41.29
Weighted average fair value of options granted during 2000		11.11
Outstanding at November 30, 2000	503,909	41.89
Granted	102,500	41.10
Exercised	(3,650)	35.50
Forfeited	(5,500)	50.27
Outstanding at November 30, 2001	597,259	41.72
Options exercisable at November 30, 2001	385,009	41.96
Weighted average fair value of options granted during 2001		8.70

The following summarizes information about stock options outstanding as of November 30, 2001:

Range of Exercise Prices			Options Outstanding at November 30, 2001	Weighted Averag Remaining Contractual Life (in years)	Weighted Average Exercise Price
$25.00	to	$35.00	54,950	7.04	$32.90
35.00	to	45.00	415,809	8.81	39.22
45.00	to	55.00	52,000	8.32	48.96
55.00	to	65.00	74,500	8.78	57.08
25.00	to	65.00	597,259	8.60	41.72

Range of Exercise Prices			Options Exercisable at November 30, 2001	Weighted Average Exercise Price
$25.00	to	$35.00	44,075	$32.65
35.00	to	45.00	243,559	38.85
45.00	to	55.00	41,500	49.75
55.00	to	65.00	55,875	57.08
25.00	to	65.00	385,009	41.96

NOTE 13 Commitments and Contingencies

An action was filed in 1992 in the U.S. District Court for the District of Arizona by the Central Arizona Water Conservation District (“CAWCD”) seeking damages against several parties, including the Company and the Company’s customer, Peter Kiewit Sons’ Company (“Kiewit”), in connection with six prestressed concrete pipe siphons furnished and installed in the 1970’s as part of the Central Arizona Project (“CAP”), a federal project to bring water from the Colorado River to Arizona. The CAWCD also filed separate actions against the U.S. Bureau of Reclamation (“USBR”) in the U.S. Court of Claims and with the Arizona Projects Office of the USBR in connection with the CAP siphons. The CAWCD alleged that the six CAP siphons were defective and that the USBR and the defendants in the U.S. District Court action were liable for damages for the repair or replacement of those siphons. On September 14, 1994, the U.S. District Court granted the Company’s motion to dismiss the CAWCD action and entered judgment against the CAWCD and in favor of the Company and its co-defendants. CAWCD filed a notice of appeal with the Ninth Circuit Court of Appeals.

Separately, on September 28, 1995, the Contracting Officer for the USBR issued a final decision claiming for the USBR approximately $40 million in damages against Kiewit, based in part on the Contracting Officer’s finding that the siphons supplied by the Company were defective. That claim amount is considered by the Company to be duplicative of the damages sought by the CAWCD for the repair or replacement of the siphons in the aforementioned action in the U.S. District Court for the District of Arizona. The Contracting Officer’s final decision was appealed by Kiewit to the U.S. Department of the Interior Board of Contract Appeals (“IBCA”). The Company is actively cooperating with and assisting Kiewit in the administrative appeal of that final decision before the IBCA. Trial on that appeal commenced in November 2000; however, the proceeding was stayed with the concurrence of the parties pending efforts aimed at a possible settlement of the matter. Settlement efforts involving the USBR, Kiewit, the Company and various insurance carriers are continuing. In the meantime, activity on the IBCA appeal, as well as the aforementioned CAWCD appeal, continues to be suspended.

The Company internally, as well as through independent third-party consultants, has conducted engineering analysis regarding the allegations that the CAP siphons were defective, and believes that the siphons were manufactured in accordance with the project specifications and other contract requirements; and, therefore, it is not liable for any claims relating to the siphons, whether by the CAWCD or by the USBR. The Company believes that it has meritorious defenses to these actions and that resultant liability, if any, should not have a material effect on the financial position of the Company or its results of operations.

In addition, certain other claims, suits and complaints that arise in the ordinary course of business, have been filed or are pending against the Company. Management believes that these matters, and the matters discussed above, are either adequately reserved, covered by insurance, or would not have a material effect on the Company’s financial position or its results of operations if disposed of unfavorably.

The Company is also subject to federal, state and local laws and regulations concerning the environment and is currently participating in administrative proceedings at several sites under these laws. In the early 1970s, the Company disposed of certain quantities of waste at the Stringfellow Hazardous Waste Site in Riverside County, California, which is one of several priority sites on the Superfund list established by the U.S. Environmental Protection Agency. During 2001 the Company settled the only current action against it in connection with the remediation of that site. The settlement did not have a material impact on the Company’s financial position or its results of operations. While the Company finds it difficult to estimate with any certainty the total cost of remediation at the several sites, on the basis of currently available information and reserves provided, the Company believes that the outcome of such environmental regulatory proceedings will not have a material effect on the Company’s financial position or its results of operations.

NOTE 14 Employee Benefit Plans

The Company has a qualified, defined benefit, noncontributory pension plan for U.S. employees not covered by union pension plans. Benefits paid to retirees are based upon age at retirement, years of credited service and average compensation or negotiated benefit rates. The Company’s funding policy is to make contributions to the plan sufficient to meet the minimum funding requirements of applicable laws and regulations, plus such additional amounts, if any, as the Company’s actuarial consultants recommend. During 1999, the Company adopted SFAS 132, “Employers’ Disclosures about Pensions and Postretirement Benefits,” which standardizes the disclosure requirements for pension and other postretirement benefits. SFAS 132 addresses disclosure only. It does not address liability measurement or expense recognition.

Assets of the defined benefit plan are invested in a directed trust. Assets in the trust are invested in domestic and foreign equity securities of corporations (including $5,380,000 of the Company’s common stock at November 30, 2001), U.S. government obligations, derivative securities, corporate bonds and money market funds.

The Company has a supplemental non-qualified, non-funded retirement plan, for which the Company has purchased cost recovery life insurance on the lives of the participants. The Company is the sole owner and beneficiary of such policies. As of November 30, 2001 and 2000, the cash surrender value of these policies was $8,339,000 and $8,012,000, respectively.

The following set forth the change in benefit obligations, change in plan assets, funded status and amounts recognized in the balance sheet as of November 30, 2001 and 2000 for the Company’s defined benefit retirement plan and supplemental retirement plan:

	Defined Benefit Retirement Plan		Supplemental Retirement Plan
	2001	2000	2001	2000
	(In thousands)
Change in Benefit Obligation
Projected benefit obligation— beginning of year	$127,557	$126,364	$6,332	$5,907
Service cost	2,002	2,036	287	366
Interest cost	9,625	9,267	543	435
Benefit adjustments	—	—	1,562	—
Actuarial loss (gain)	7,297	(1,391)	374	(100)
Benefit payments	(9,129)	(8,719)	(276)	(276)
Projected benefit obligation—end of year	$137,352	$127,557	$8,822	$6,332

Change in Plan Assets
Plan assets at fair value—beginning of year	$161,930	$157,281	$—	$—
Actual return on plan assets	(17,630)	13,368	—	—
Employer contribution	—	—	276	276
Benefit payments	(9,129)	(8,719)	(276)	(276)
Plan assets at fair value—end of year	$135,171	$161,930	$—	$—

Funded Status
Funded status	$(2,181)	$34,373	$(8,822)	$(6,332)
Unrecognized actuarial loss (gain)	16,940	(24,322)	1,140	787
Unrecognized transition asset	(36)	(151)	—	—
Unrecognized prior service cost	244	379	1,424	109
Net amount recognized	$14,967	$10,279	$(6,258)	$(5,436)

Balance Sheet Amounts
Prepaid benefit cost	$14,967	$10,279	$—	$—
Accrued benefit liability	—	—	(7,191)	(5,436)
Intangible asset	—	—	933	—
Net amount recognized	$14,967	$10,279	$(6,258)	$(5,436)

Net periodic benefit costs for the Company’s defined benefit retirement plan and supplemental retirement plan for 2001, 2000 and 1999 included the following components:

	Defined Benefit Retirement Plan			Supplemental Retirement Plan
	2001	2000	1999	2001	2000	1999
	(In thousands)
Service cost	$2,002	$2,036	$2,263	$287	$366	$367
Interest cost	9,625	9,267	8,511	543	435	373
Expected return on plan assets	(15,343)	(14,910)	(14,389)	—	—	—
Amortization of unrecognized prior service cost	135	142	220	247	131	131
Amortization of unrecognized net transition asset	(115)	(115)	(115)	—	—	—
Amortization of accumulated loss (gain)	(992)	(1,208)	—	21	74	208
Net periodic (benefit) cost	$(4,688)	$(4,788)	$(3,510)	$1,098	$1,006	$1,079

The following table provides the weighted average assumptions used to compute the actuarial present value of projected benefit obligations:

	Defined Benefit Retirement Plan			Supplemental Retirement Plan
	2001	2000	1999	2001	2000	1999
Weighted average discount rate	7.25%	7.75%	7.50%	7.25%	7.75%	7.50%
Expected long-term rate of return on plan assets	9.75%	9.75%	9.75%	N/A	N/A	N/A
Rate of increase in compensation levels	4.75%	5.25%	5.00%	4.75%	5.25%	5.00%

Approximately 17% of the Company’s employees are covered by union-sponsored, collectively-bargained, multi-employer pension plans. Related to these plans, the Company contributed and charged to expense $4,009,000, $2,800,000 and $1,800,000 in 2001, 2000 and1999, respectively. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of hours worked. The Company has no intention of withdrawing from any of these plans, nor is there any intention to terminate such plans.

The Company provides health and life insurance benefits to a limited number of eligible retirees and eligible survivors of retirees. These benefits are unfunded. For these plans, changes in the Company’s benefit obligation, funded status and amounts recognized in the balance sheet as of November 30, 2001 and 2000 were as follows:

	Salaried Beneflex		Union Medical		Executive Life Insurance
	2001	2000	2001	2000	2001	2000
	(In thousands)
Change in Benefit Obligation
Projected benefit obligation—beginning of year	$312	$256	$966	$938	$1,054	$979
Service cost	17	12	52	43	24	22
Interest cost	20	22	79	71	85	75
Actuarial loss (gain)	(47)	40	48	8	90	26
Benefit payments	(30)	(18)	(45)	(94)	(50)	(48)
Projected benefit obligation—end of year	$272	$312	$1,100	$966	$1,203	$1,054

Funded Status
Funded status	$(272)	$(312)	$(1,100)	$(966)	$(1,203)	$(1,054)
Unrecognized actuarial loss (gain)	(39)	7	286	250	143	57
Unrecognized transition obligation	197	214	305	330	354	383
Net amount recognized	$(114)	$(91)	$(509)	$(386)	$(706)	$(614)

Balance Sheet Amounts
Accrued benefit liability	$(114)	$(91)	$(509)	$(386)	$(706)	$(614)

Net periodic benefit costs included the following:

	Salaried Beneflex			Union Medical			Executive Life Insurance
	2001	2000	1999	2001	2000	1999	2001	2000	1999
	(In thousands)
Service cost	$17	$12	$18	$52	$43	$60	$24	$22	$26
Interest cost	20	23	18	79	71	63	85	75	69
Amortization of unrecognized net transition obligation	17	17	17	25	25	25	29	29	29
Amortization of accumulated loss (gain)	(1)	—	—	12	13	22	4	—	12
Net periodic benefit cost	$53	$52	$53	$168	$152	$170	$142	$126	$136

Weighted average assumptions were as follows:

	Salaried Beneflex			Union Medical			Executive Life Insurance
	2001	2000	1999	2001	2000	1999	2001	2000	1999
Weighted average discount rate	7.25%	7.75%	7.50%	7.25%	7.75%	7.50%	7.25%	7.75%	7.50%
Rate of increase in compensation levels	N/A	N/A	N/A	N/A	N/A	N/A	4.75%	5.25%	5.00%

The assumed health care cost trend used in measuring the projected benefit obligation for the Union Medical Plan was 10% in 2001; it is assumed that the rate will decline gradually to 5% by 2006. The effect of a one-percentage-point change in the assumed health care cost trend would have altered the amounts of the benefit obligation and the sum of the service cost and interest cost components of postretirement benefit expense for 2001, as follows:

	Increase	Decrease
	(In thousands)
Effect on total of service and interest cost components of net periodic expense	$15	$(15)
Effect on postretirement benefit obligation	114	(100)

The Company has a deferred compensation plan providing eligible executives with the opportunity to participate in an unfunded, deferred compensation program. Under the program, participants may defer base compensation and bonuses and earn interest on their deferred amounts. The program is not qualified under Section 401 of the Internal Revenue Code. The total of participant deferrals and earnings thereon was $8,776,000 at November 30, 2001 and $7,842,000 at November 30, 2000. The participant deferrals earn interest at a rate based on U.S. government rates. The interest expense related to this plan was $667,000 in 2001, $616,000in 2000 and $603,000 in 1999.

The Company has a life insurance plan which provides eligible executives with life insurance protection based upon three times base salary. Upon retirement, the executive is provided with life insurance protection based upon final base salary. Benefits may be paid as a lump sum or as an annual income to the identified survivor over ten years. The expense related to this plan was $230,000 in 2001, $287,000 in 2000 and $371,000 in 1999.

In connection with the above two plans, whole life insurance contracts were purchased on the related participants. At November 30, 2001 and 2000, the cash surrender value of these policies was $16,395,000 and $14,755,000, respectively, net of loans of $1,000,000 each year.

The Company provides to certain employees a savings plan under Section 401(k) of the Internal Revenue Code. The savings plan allows for deferral of income up to a certain percentage through contributions to the plan and within certain restrictions. Company matching contributions are in the form of cash. In 2001, 2000 and 1999, the Company recorded expense for matching contributions of $883,000, $833,000 and $616,000, respectively.

NOTE 15 Capital Stock

The Company is incorporated in Delaware. The articles of incorporation authorize 12,000,000 shares of $2.50 par value common stock, 1,000,000 shares of $1.00 par value preferred stock and 100,000 shares of $1.00 par value series A junior participating cumulative preferred stock. The preferred stock may be issued in series, with the rights and preferences of each series to be established by the Board of Directors. As of November 30, 2001, the Company had no shares of preferred stock or series A junior participating cumulative preferred stock outstanding.

The Company has a Stockholders’ Rights Plan, which, among other things, entitles stockholders to purchase common stock at a significant discount if a party acquires 15% or more of the Company’s common stock or announces a tender offer for at least 15% of its common stock outstanding.

NOTE 16 Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for the years ended November 30, 2001 and 2000, follow:

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	(In thousands, except per share data)
2001

Sales	$121,605	$143,670	$144,864	$141,257
Gross profit	29,899	34,766	36,510	36,909
Net income	1,580	7,074	8,370	10,717
Diluted net income
per share	0.41	1.78	2.09	2.62
Stock price per share—high	46.85	73.49	77.87	74.20
Stock price per share—low	34.06	45.85	54.25	48.25
Dividends per share	0.32	0.32	0.32	0.32

2000

Sales	$121,365	$140,171	$133,094	$156,031
Gross profit	28,053	37,196	32,814	41,729
Net income	951	6,189	7,981	10,224
Diluted net income
per share	0.24	1.55	2.02	2.60
Stock price per share—high	43.00	39.63	40.19	37.56
Stock price per share—low	34.50	32.19	33.50	34.13
Dividends per share	0.32	0.32	0.32	0.32

The Company traditionally experiences lower sales during the first fiscal quarter because of seasonal patterns associated with weather and contractor schedules.

NOTE 17 Segment Information

In 1999, the Company adopted SFAS 131, “Disclosure about Segments of an Enterprise and Related Information.” SFAS 131 requires disclosure of certain information about operating segments, geographic areas in which the Company operates, major customers, and products and services. In accordance with SFAS 131, the Company has determined it has four operating segments. The Performance Coatings & Finishes Group manufactures and markets high-performance industrial and marine coatings. The Fiberglass-Composite Pipe Group manufactures and markets filament-wound and molded composite fiberglass pipe, tubing, fittings and well screens. The Water Transmission Group manufactures and supplies concrete and steel pressure pipe, concrete non-pressure pipe, protective linings for pipe, and fabricated products. The Infrastructure Products Group manufactures and sells ready-mix concrete, sand and aggregates, concrete pipe and culverts, and concrete and steel lighting and traffic poles. Each of these segments has a dedicated management team and is managed separately, primarily because of differences in products.

The markets served by the Performance Coatings & Finishes Group and the Fiberglass-Composite Pipe Group are worldwide in scope. The Water Transmission Group serves primarily the western United States. The Infrastructure Products Group operates exclusively in the State of Hawaii and the continental United States. Sales for export or to any individual customer did not exceed 10% of consolidated sales in 2001, 2000 or 1999.

In accordance with SFAS 131, the following table presents information related to each operating segment included in, and in a manner consistent with, internal management reports. The Company allocates certain selling, general and administrative expenses to operating segments utilizing assumptions believed to be appropriate in the circumstances.

Inter-segment sales were not significant. Income from reportable segments is exclusive of certain unallocated income and expense, interest expense and income taxes. Total assets by segment are those assets that are used exclusively by such segment. Unallocated assets are principally cash, corporate property and equipment, and investments.

	Segment Information
	Performance Coatings & Finishes	Fiberglass- Composite Pipe	Water Transmission	Infrastructure Products	Other	Eliminations	Total
	(In thousands)
2001
Sales	$188,759	$106,872	$143,226	$113,824	$—	$(1,285)	$551,396
Income before interest and income taxes	9,831	12,125	29,011	13,089	(15,252)	—	48,804
Equity income	320	2,070	3,325	—	2,279	—	7,994
Investment, advances and equity in undistributed earnings of joint ventures	2,203	3,784	—	—	12,793	—	18,780
Long-lived assets	45,240	28,140	41,146	40,474	45,592	—	200,592
Total assets	133,332	133,267	123,175	65,518	168,697	(138,909)	485,080
Capital expenditures	3,037	5,013	2,047	8,596	604	—	19,297
Depreciation and amortization	5,448	3,774	4,210	4,298	903	—	18,633

2000
Sales	$186,767	$103,066	$149,384	$112,105	$—	$(661)	$550,661
Income before interest and income taxes	6,271	15,963	23,083	17,666	(16,946)	—	46,037
Equity income	531	2,666	3,493	—	5,974	—	12,664
Investment, advances and equity in undistributed earnings of joint ventures	2,203	3,784	—	—	15,786	—	21,773
Long-lived assets	46,555	26,825	43,400	36,153	39,773	—	192,706
Total assets	131,300	127,904	112,254	61,503	169,212	(123,724)	478,449
Capital expenditures	6,210	5,551	1,395	6,951	943	—	21,050
Depreciation and amortization	6,073	3,536	4,650	3,836	(73)	—	18,022

1999
Sales	$199,357	$95,524	$142,468	$108,559	$—	$(827)	$545,081
Income before interest and income taxes	9,185	12,055	23,022	17,155	(15,724)	—	45,693
Equity income	216	1,221	1,211	—	5,851	—	8,499
Investment, advances and equity in undistributed earnings of joint ventures	2,136	3,784	—	—	17,126	—	23,046
Long-lived assets	51,570	26,795	46,774	33,183	29,833	(1,981)	186,174
Total assets	148,436	117,561	100,177	57,208	170,679	(123,492)	470,569
Capital expenditures	6,041	4,672	5,259	3,627	73	—	19,672
Depreciation and amortization	6,765	3,601	4,000	3,755	865	—	18,986

	Geographic Areas
	United States	Europe	Asia	Other	Eliminations	Total
	(In thousands)
2001
Sales to external customers	$413,112	$80,277	$28,451	$29,556	$—	$551,396
Long-lived assets	151,290	26,617	10,986	11,699	—	200,592
Total assets	456,171	81,148	59,196	27,474	(138,909)	485,080

2000
Sales to external customers	$387,494	$79,855	$36,080	$47,232	$—	$550,661
Long-lived assets	141,669	26,780	11,823	12,434	—	192,706
Total assets	420,889	78,371	68,890	34,023	(123,724)	478,449

1999
Sales to external customers	$374,543	$88,788	$38,436	$43,314	$—	$545,081
Long-lived assets	130,792	31,042	10,309	16,012	(1,981)	186,174
Total assets	409,172	82,269	63,498	39,122	(123,492)	470,569

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of Ameron International Corporation:

We have audited the accompanying consolidated balance sheets of Ameron International Corporation and subsidiaries (the  “Company”) as of November 30, 2001 and 2000, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended November 30, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended November 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Los Angeles, California
February 6, 2002

MANAGEMENT'S LETTER

We have prepared the accompanying consolidated financial statements and related financial information of Ameron International Corporation and subsidiaries in conformity with accounting principles generally accepted in the United States of America. Management is responsible for the integrity of the financial information included in this Annual Report. In preparing the financial statements, management makes estimates as necessary based upon currently available information and judgment of current conditions and circumstances.

Ameron maintains a system of internal controls supported by documentation to provide reasonable assurance that assets are safeguarded and the accounting records reflect the authorized transactions of the Company. We believe the Company’s system provides this appropriate balance in accordance with established policies and procedures as implemented by qualified personnel.

The independent auditors, Deloitte & Touche LLP, appointed by the Board of Directors, are responsible for expressing their opinion as to whether the consolidated financial statements present fairly, in all material respects, the financial position, operating results and cash flows of the Company.  In the process, they consider the system of internal control, in order to determine their auditing procedures for the purpose of expressing an opinion on the financial statements. Their opinion appears on this page.

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

/s/ James S. Marlen	/s/ Gary Wagner

JAMES S. MARLEN	GARY WAGNER
Chairman of the Board, President & Chief Executive Officer	Senior Vice President, Chief Financial Officer