Form 10-K, Exhibit 13
period 2002-11-30
AMERON INTERNATIONAL CORP
filed 2003-02-25
CIK 790730

QuickLinks -- Click here to rapidly navigate through this document

ANNUAL REPORT

Exhibit 13 is the Corporation's 2002 Annual Report to Stockholders.

This 10-K Report should be read only in conjunction with that Annual Report.

In the event you do not already have a copy of the Annual Report, one may be obtained by contacting Ameron, attention; Corporate Secretary, Post Office Box 7007, Pasadena, California 91109-7007. The telephone number is (626) 683-4000.

Exhibit 13

2002 FINANCIAL SECTION

Selected Consolidated Financial Information	20
Management's Discussion and Analysis of Financial Condition and Results of Operations	21
Consolidated Statements of Income	27
Consolidated Balance Sheets	28
Consolidated Statements of Cash Flows	30
Consolidated Statements of Stockholders' Equity	31
Consolidated Statements of Comprehensive Income	31
Notes to Consolidated Financial Statements	32
Independent Auditors' Report	44
Management's Letter	44

AMERON INTERNATIONAL

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Year ended November 30,
	2002	2001	2000	1999	1998
	(Dollars in thousands, except per share data)
Per Common Share Data
Net income—basic	$7.22	$7.17	$6.42	$5.57	$5.17	(1)
Net income—diluted	6.97	6.89	6.41	5.54	5.08	(1)
Dividends	1.28	1.28	1.28	1.28	1.28
Weighted average shares (basic)	3,886,016	3,871,345	3,946,566	3,996,237	4,016,852
Weighted average shares (diluted)	4,026,082	4,024,294	3,952,513	4,023,248	4,084,377
Stock price—high	77.47	77.87	43.00	47.75	64.63
Stock price—low	44.52	34.06	32.19	34.69	33.38
Price/earnings ratio (range)	11-6	11-5	7-5	9-7	13-7
Operating Results
Sales	$539,473	$551,396	$550,661	$545,081	$552,146
Gross profit	141,883	138,084	139,792	142,982	139,212
Interest expense, net	(6,836)	(10,213)	(12,244)	(12,938)	(15,077)
Provision for income taxes	(14,454)	(10,850)	(8,448)	(10,482)	(11,171)
Net income	28,059	27,741	25,345	22,273	20,746	(1)
Net income/sales	5.2%	5.0%	4.6%	4.1%	3.8%
Return on equity	13.5%	14.3%	14.1%	12.9%	13.0%
Financial Condition at Year-end
Working capital	$149,205	$155,356	$135,626	$123,748	$146,860
Property, plant and equipment, net	145,242	145,801	145,196	149,597	157,918
Investments, advances and equity in undistributed earnings of joint ventures	18,927	18,780	21,773	23,046	22,712
Total assets	462,942	485,080	478,449	470,569	500,219
Long-term debt, less current portion	102,823	137,197	140,718	135,237	165,308
Cash Flow
Expenditures for property, plant and equipment	$14,514	$19,297	$21,050	$19,672	$32,744
Depreciation and amortization	18,572	18,633	18,022	18,986	18,699
Business acquisitions	—	—	—	—	46,419

(1)
Includes $17.5 million gain, net of income taxes, on sales of assets and $14.1 million charges, net of income taxes, on asset write-downs and other charges.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        Management's Discussion and Analysis of Liquidity and Capital Resources and Results of Operations are based upon the Company's Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities during the reporting periods. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

        The Company's significant accounting policies are disclosed in Note 1 of Notes to Consolidated Financial Statements in the Company's 2002 Annual Report. Management believes the following accounting policies affect the more significant estimates used in preparing the consolidated financial statements.

        The consolidated financial statements include the accounts of Ameron International Corporation and all wholly-owned subsidiaries ("Ameron" or the "Company"). All material intercompany accounts and transactions have been eliminated. The functional currencies for the Company's foreign operations are the applicable local currencies. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The resulting translation adjustments are recorded in accumulated other comprehensive loss. The Company advances funds to certain foreign subsidiaries that are not expected to be repaid in the foreseeable future. Translation adjustments arising from these advances are also included in accumulated other comprehensive loss. Gains or losses resulting from foreign currency transactions are included in other income.

        Revenue for the Performance Coatings & Finishes, Fiberglass-Composite Pipe and Infrastructure Products Groups is recognized primarily at the time goods are shipped. Revenue is recognized for the Water Transmission Group primarily under the percentage of completion method, typically based on completed units of production, or in some cases at shipment. Revenue under the percentage of completion method is subject to a greater level of estimation, which affects the timing of revenue, costs and profits. Estimates are reviewed on a consistent basis and are adjusted periodically to reflect current expectations.

        The Company expenses environmental clean-up costs related to existing conditions resulting from past or current operations and from which no current or future benefit is anticipated. The Company determines its liability on a site-by-site basis and records a liability at the time when it is probable and can be reasonably estimated. The estimated liability is not discounted or reduced for possible recoveries from insurance carriers.

        Inventories are stated at the lower of cost or market with cost determined principally on the first-in, first-out (FIFO) method. Certain steel inventories used by the Water Transmission Group are valued using the last-in, first-out (LIFO) method. Reserves are established for excess, obsolete and rework inventories based on age, estimates of salability and forecasted demand. Management records an allowance for doubtful accounts receivable based on historical experience and expected trends. Property, plant and equipment is stated on the basis of cost and depreciated principally on a straight-line method based on the estimated useful lives of the related assets, generally 3 to 40 years.

        Investments in joint ventures or affiliates ("joint ventures") over which the Company has significant influence are accounted for under the equity method of accounting, whereby the investment is carried at the cost of acquisition, plus the Company's equity in undistributed earnings or losses since acquisition. Reserves are provided where management determines that a portion of the investment or earnings may not be realizable.

        All long-lived assets, including property, plant and equipment, long-term investments, goodwill and other intangible assets are reviewed by the Company for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the estimated future, undiscounted cash flows from the use of an asset are less than its carrying value, a write-down is recorded to reduce the related assets to estimated fair value.

        The Company is self insured for a portion of losses and liabilities primarily associated with workers compensation claims and general, product and vehicle liability. Losses are accrued based upon the Company's estimates of the aggregate liability for claims incurred using historical experience and certain actuarial assumptions followed in the insurance industry.

        Defined benefit pension plans and postretirement health care and life insurance benefit plans require estimating the cost of benefits to be provided well into the future and attributing that cost to the time period each covered employee works. To record these net assets and obligations, management uses estimates relating to assumed inflation, investment returns, mortality, employee turnover, rate of compensation increases, medical costs and discount rates. Management along with third-party actuaries review all of these assumptions on an ongoing basis.

        Management incentive compensation is accrued based on current estimates of the Company's ability to achieve short-term and long-term performance targets.

        Deferred income tax assets and liabilities are computed for differences between the financial statement and income tax bases of assets and liabilities. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amounts expected to be realized. Quarterly income taxes are estimated based on the mix of income by jurisdiction forecasted for the full fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

        During 2002, the Company generated $54.6 million of cash from operating activities, compared to $27.7 million in 2001. The increase is primarily attributable to a net positive change in operating assets and liabilities.

        In 2002, capital expenditures totaled $14.5 million, compared to $19.3 million in 2001. Capital expenditures in 2002 were primarily for replacement and refurbishment of machinery and equipment at existing facilities. During the fiscal year ending November 30, 2003, the Company anticipates spending approximately $15 million to $25 million for capital expenditures, which will be funded from existing cash balances and lines of credit, as well as funds generated from operations.

        Net debt repayments totaled $38.1 million in 2002, compared to $4.6 million in 2001. Common stock dividends totaled $5.0 million in 2002 and 2001.

        Cash and cash equivalents at November 30, 2002 totaled $10.4 million, compared to $11.3 million as of November 30, 2001. At November 30, 2002, the Company had total debt outstanding of $112.2 million and $118.1 million is unused credit lines were available to fund operating and investing activities worldwide. In January 2003, the Company finalized a three-year, floating-rate, revolving credit facility with several banks, which permits borrowings up to $100.0 million, and issued seven-year notes payable totaling $50.0 million to an insurance company as a fixed rate of 5.36%. The new revolving credit facility and notes payable replaced the Company's principal revolving credit facility which permitted borrowings up to $150.0 million.

        Management believes that cash flows from operations and current cash balances, together with currently available lines of credit, will be sufficient to meet operating requirements in 2003. Cash available from operations could be affected by any general economic downturn or any downturn or adverse changes in the Company's business, such as loss of customers or significant raw material price increases.

        The Company's contractual obligations and commercial commitments at November 30, 2002 are summarized as follows, adjusted to reflect the refinancing that occurred in January 2003 (in thousands):

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-Term Debt(a)	$111,156	$8,333	$26,666	$40,457	$35,700
Operating Leases	39,050	4,645	6,845	3,962	23,598

Total Contractual Obligations(b)	$150,206	$12,978	$33,511	$44,419	$59,298

	Amount of Commitment Expiration Per Period
Commercial Commitments	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	After 5 years
Lines of Credit(a)	$1,009	$1,009	$—	$—	$—
Standby Letters of Credit(c)	1,629	1,629	—	—	—
Guarantees(d)	1,707	1,707	—	—	—

Total Commercial Commitments(b)	$4,345	$4,345	$—	$—	$—

(a)
Included in long-term debt is $12,123 outstanding under a revolving credit facility, due in 2006, and bank lines supported by the revolving credit facility. Lines of credit represent short-term borrowings by the Company's foreign subsidiaries.

(b)
The Company has no capitalized lease obligations, unconditional purchase obligations, or standby repurchase obligations.

(c)
Not included are standby letters of credit supporting industrial development bonds that have principal of $15,700.

(d)
The Company guarantees a bank credit facility for a joint venture, Bondstrand, Ltd.

RESULTS OF OPERATIONS: 2002 COMPARED WITH 2001

General

        Net income totaled $28.1 million, or $6.97 per diluted share, on sales of $539.5 million for the year ended November 30, 2002, compared to net income of $27.7 million, or $6.89 per diluted share, on sales of $551.4 million for the same period in 2001. Higher segment income from the Infrastructure Products Group more than offset lower segment income from the other three groups. The overall improvement in net income came primarily from higher operating margins, higher equity income and lower interest expense.

Sales

        Sales decreased by $11.9 million in 2002 primarily due to the sluggishness in U.S. and European chemical and industrial markets, as well as, softening in worldwide oilfield markets, that negatively impacted the Company's Fiberglass-Composite Pipe and Performance Coatings & Finishes Groups. The strong U.S. housing market and continued infrastructure spending helped boost sales of the Water Transmission and Infrastructure Products Groups.

        Performance Coatings & Finishes' sales decreased by $5.4 million because of the decline in sales of high-performance protective coatings by the Company's U.S. and European operations. Market demand remained weak throughout 2002. Sales of light-industrial finishes in Australia and New Zealand were higher. The near-term outlook for the Performance Coatings & Finishes Group remains uncertain, given worldwide economic conditions. Recovery remains dependent on increased industrial, marine and oilfield demand for high-performance coatings.

        Fiberglass-Composite Pipe Group's sales decreased by $18.5 million in 2002, compared to 2001, due to sluggishness in domestic and European industrial and fuel-handling markets, as well as softening in the worldwide oilfield market. Demand for oilfield piping remained lower throughout the year because of lower spending associated with uncertainty regarding the sustainability of oil prices. Additionally, Ameron's U.S. industrial business completed deliveries of a large water pipeline for a project in California during 2001 that did not recur in 2002. The near-term outlook for the Fiberglass-Composite Pipe Group remains cautious and is dependent on higher oilfield spending.

        Water Transmission Group's sales increased by $1.8 million in 2002, primarily a result of a major sewer pipe project in Southern California and demand for water piping to meet the needs of population growth, infrastructure rehabilitation and the energy markets. Revenue is recognized in the Water Transmission Group primarily under the percentage of completion method and is subject to a certain level of estimation, which affects the timing of revenue, costs and profit. Estimates are reviewed on a consistent basis and are adjusted when actual results are expected to significantly differ from those estimates. The outlook for Water Transmission remains positive for the near term. During 2002, the Water Transmission Group received a $57 million contract to provide bridge pilings for the renovation of the San Francisco / Oakland Bay Bridge. Ameron's portion of the project is expected to run into 2004. The project did not materially impact 2002.

        The Infrastructure Products Group completed 2002 with a $9.8 million increase in sales. Ameron's Hawaiian operations benefited from the continued strength of residential, military and road construction in Hawaii. Sales of poles increased as low interest rates continued to drive the strong U.S. housing market. The outlook for the Infrastructure Products Group remains positive.

Gross Profit

        Gross profit in 2002 was $141.9 million or 26.3% of sales, compared to gross profit of $138.1 million or 25.0% of sales in 2001. Gross profit would have declined an estimated $3.0 million due to lower sales; however, the decline was more than offset by profits associated with higher margins, totaling about $6.8 million. Gross margins increased due a to change in product and project mix, lower raw material costs and improved plant utilization.

        Performance Coatings & Finishes benefited from productivity enhancements, as well as favorable raw material costs. Likewise, margins of the Fiberglass-Composite Pipe Group improved as a result of profitability enhancements, favorable product and project mix and lower raw material costs. Margins of the Water Transmission Group declined due to unfavorable product and project mix and production delays associated with the San Francisco/Oakland Bay Bridge project. Infrastructure Products had higher margins as a result of better product mix, increased plant utilization and more consistent production by the new concrete pole plant in Alabama.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses totaled $105.9 million or 19.6% of sales in 2002, compared to $101.8 million or 18.5% in 2001. The $4.1 million increase in expenses was due primarily to higher pension costs of approximately $4.9 million, and severance and productivity enhancement costs for the U.S. and European Fiberglass-Composite Pipe operations and the U.S. Performance Coatings & Finishes operation of $2.1 million, offset by a reduction of reserves previously established for estimated losses on the Central Arizona Project lawsuit of $1.7 million. A settlement was finalized in early 2003.

        Pension and insurance costs are expected to increase almost $10.0 million before taxes in 2003.

Equity and Other Income

        Equity in earnings of joint ventures increased to $9.2 million in 2002 from $8.0 million in 2001. Equity income improved primarily due to TAMCO, Ameron's 50%-owned mini-mill in California. Ameron's equity in TAMCO's earnings increased as TAMCO benefited from continued demand for rebar in the western U.S. and stable energy supplies.

        Other income included royalties and fees from joint ventures and licensees, currency gains and losses, and other miscellaneous income. Royalties and fees totaled $3.3 million in 2002 compared to $5.0 million in 2001.

Interest

        Interest expense totaled $7.0 million in 2002, compared to $10.5 million in 2001. The decrease reflected lower rates and lower average borrowing levels in 2002.

Provision for Income Taxes

        The effective tax rate increased to 34% in 2002 from 28% in 2001. The provision for income taxes in 2002 was $14.5 million, an increase of $3.6 million from 2001. In 2001, the Company recorded benefits from research and development credits related to the 1990 through 2000 tax years, which were $3.4 million higher than the credits taken in 2002. Credits taken in 2002 related to current year research and development activities.

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

Sales

        Sales increased $0.7 million in 2001. Each of Ameron's four operating segments, except for the Water Transmission Group, had higher sales in 2001 than in the prior year. Additionally, total sales from Ameron's foreign operations would have been $8 million higher in 2001 if foreign exchange rates had remained at 2000 levels.

        Performance Coatings & Finishes' sales increased by $2.0 million because of higher sales of protective coatings by the Company's U.S. and European operations. Sales of product finishes declined, reflecting the difficult market conditions in the British and Australian manufacturing sectors. U.S. operations had slightly higher sales despite soft conditions in the chemical processing and general industrial markets. Sales into U.S. marine and offshore markets improved, and distributor sales, principally for commercial and industrial facilities, also strengthened. European operations benefited from higher sales of fire-protection coatings, sales into Eastern Europe and the former Soviet Union and strong demand for pipe coatings in the Middle East. Worldwide coatings markets began to slow in the fourth quarter of 2001.

        Fiberglass-Composite Pipe Group's sales increased $3.8 million in 2001, compared to 2000, due to deliveries of water distribution piping for a large project in California. Other U.S. markets, such as fuel handling and offshore, continued at lower levels, while industrial demand softened. Centron International, a wholly-owned subsidiary in Texas which supplies fiberglass pipe for downhole applications and high-pressure oilfield recovery lines, benefited from increased demand due to strong oilfield markets worldwide. Operations in Europe and Asia had lower sales, reflecting declining industrial and marine markets. The Fiberglass-Composite Pipe Group benefited in 2001 from strong demand for oilfield piping.

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

        The Infrastructure Products Group completed 2001 with $1.7 million higher sales. Ameron's Hawaiian operations were adversely impacted by soft construction markets on Oahu and Maui. Residential and military construction markets were strong, but commercial building remained weak. Sales of poles increased as demand for both concrete and steel lighting poles and traffic poles grew.

Gross Profit

        Gross profit in 2001 was $138.1 million or 25.0% of sales, compared to gross profit of $139.8 million or 25.4% of sales in 2000. Gross margins declined due to change in product and project mix, competitive pressures, and differences in plant utilization.

        Performance Coatings & Finishes' margins benefited from productivity enhancements, as well as favorable raw material costs. Likewise, margins of the Water Transmission Group improved as a result of completion of the lower-profit project in Colombia in 2000, improved project and product mix and improved manufacturing efficiencies. Margins of the Fiberglass-Composite Pipe Group declined due to product development costs, unfavorable product mix and uneven plant capacity utilization caused by the lagging industrial, marine and fuel-handling markets throughout the world. Infrastructure Products also had lower margins as a result of the start-up costs of the new concrete pole plant in Alabama and higher costs in Hawaii. Profits from Hawaiian operations were lower because of higher maintenance costs, higher labor expenses and development costs related to the expansion of Ameron's quarry on Oahu.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses totaled $101.8 million or 18.5% of sales in 2001, compared to $113.8 million or 20.7% in 2000. The decline in expenses was due in part to profit enhancement programs implemented in the Performance Coatings & Finishes Group. Additionally, lower insurance and benefit costs were required throughout the Company in 2001 due to an improved safety experience and lower costs related to product warranties and other legal claims.

Equity and Other Income

        Equity in earnings of joint ventures declined to $8.0 million in 2001 from $12.7 million in 2000. Equity income of each joint venture declined, with the largest decrease from TAMCO. Ameron's equity in TAMCO's earnings dropped as TAMCO suffered from competitive pressures caused by imports of foreign steel into the U.S. Additionally, TAMCO was impacted by dramatic energy increases in California during 2001.

        Other income included royalties and fees from joint ventures and licenses, currency gains and losses, and other miscellaneous income. Royalties and fees totaled $5.0 million in 2001 compared to $5.9 million in 2000. In 2000, the Company sold an idle property for a pretax gain of $0.9 million.

Interest

        Interest expense totaled $10.5 million in 2001, compared to $12.8 million in 2000. The decrease reflected lower rates and lower average borrowing levels in 2001.

Provision for Income Taxes

        The effective tax rate increased to 28% in 2001 from 25% in 2000. Income from certain foreign and joint venture operations is taxed at rates substantially lower than U.S. statutory tax rates. The domestic-sourced income was substantially greater in 2001 than in 2000. The provisions for income taxes in 2001 was $10.9 million, an increase of $2.4 million from 2000. The increase in the provisions for income taxes resulted primarily from: an increase of $1.7 million due to higher pretax income at statutory rates, an increase of $4.6 million related to the mix of income from domestic and foreign operations and joint ventures and a $4.0 million benefit from research and development credits related to the 1990 through 2000 tax years and filed in 2001.

OFF-BALANCE SHEET FINANCING

        The Company does not have any off-balance sheet financing arrangements, other than those listed in the liquidity and capital resources section herein. All of the Company's subsidiaries are appropriately accounted for in the consolidated financial statements. The Company has no interests in or relationships with special purpose entities. The Company has presented herein in tabular format its future payments required under contractual obligations and commitments.

MARKET RISKS

Foreign Currency Risk

        The Company operates internationally, giving rise to exposure to market risks from changes in foreign exchange rates. From time to time, the Company borrows in various currencies to reduce the level of net assets subject to changes in foreign exchange rates. In addition, the Company purchases foreign exchange forward and option contracts to hedge firm commitments, such as receivables and payables, denominated in foreign currencies. The Company does not use the contracts for speculative or trading purposes. At November 30, 2002, the Company had 16 foreign currency forward contracts expiring at various dates through April 2003, with an aggregate face value of $6.6 million.

Debt Risk

        The Company has variable-rate, short-term and long-term debt as well as fixed-rate, long-term debt. The fair value of the Company's fixed-rate debt is subject to changes in interest rates. The estimated fair value of the Company's variable-rate debt approximates the carrying value of the debt since the variable interest rates are market-based, and the Company believes such debt could be refinanced on materially similar terms. The Company is subject to the availability of credit to support new requirements, to refinance amortizing long-term debt and to refinance short-term debt.

        As of November 30, 2002, the estimated fair value of notes payable by the Company totaling $33.3 million, with a fixed rate of 7.92% was $35.6 million. The Company is required to repay these notes in annual installments of $8.3 million from 2003 to 2006, inclusive. As of November 30, 2002, the Company borrowed $62.1 million under a revolving credit facility and bank lines supported by the revolving credit facility which permitted borrowings up to $150.0 million. The average interest rate under such lines was 2.00% as of November 30, 2002. In January 2003, the Company finalized a three-year, floating-rate, revolving credit facility with several banks, which permits borrowings up to $100.0 million, and issued seven-year notes payable, totalling $50.0 million, to an insurance company at a fixed rate of 5.36%. The new revolving credit facility and notes payable replaced the Company's principal revolving credit facility that was maintained on November 30, 2002. The Company had $7.2 million of variable-rate industrial development bonds at a rate of 1.25% as of November 30, 2002, payable in 2016. The Company had $8.5 million of variable-rate industrial development bonds at a rate of 1.40% as of November 30, 2002, payable in 2021.

CONTINGENCIES

        An action was filed in 1992 in the U.S. District Court for the District of Arizona by the Central Arizona Water Conservation District ("CAWCD") seeking damages against several parties, including the Company and the Company's customer, Peter Kiewit Sons Company ("Kiewit"), in connection with six prestressed concrete pipe siphons furnished and installed in the 1970s as part of the Central Arizona Project ("CAP"), a federal project to bring water from the Colorado River to Arizona. The CAWCD also filed separate actions against the U.S. Bureau of Reclamation ("USBR") in the U.S. Court of Claims and with the Arizona Projects Office of the USBR in connection with the CAP siphons. The CAWCD alleged that the six CAP siphons were defective and that the USBR and the defendants in the U.S. District Court action were liable for damages for the repair or replacement of those siphons. On September 14, 1994, the U.S. District Court granted the Company's motion to dismiss the CAWCD action and entered judgment against the CAWCD and in favor of the Company and its co-defendants.

        Separately, on September 28, 1995, the Contracting Officer for the USBR issued a final decision claiming for the USBR approximately $40 million in damages against Kiewit, based in part on the Contracting Officer's finding that the siphons supplied by the Company were defective. That claim amount was considered by the Company to be duplicative of the damages sought by the CAWCD for the repair or replacement of the siphon in the aforementioned action in the U.S. District Court for the District of Arizona. The Contracting Officer's final decision was appealed by Kiewit to the U.S. Department of the Interior Board of Contract Appeals ("IBCA"). The Company actively cooperated with and assisted Kiewit in the administrative appeal of that final decision before the IBCA. Trial on that appeal commenced in November 2000, however the proceeding was stayed with the concurrence of the parties pending efforts aimed at settlement of the entire matter. Settlement efforts were then undertaken, during which the IBCA appeal was suspended.

        As of November 30, 2002, tentative settlements had been reached among the USBR, Kiewit, the Company and various insurance carriers. Since November 30, 2002, those settlements have been finalized and the entire matter, including the aforementioned CAWCD claim, has been resolved on economic terms that did not result in an adverse material effect on the financial position of the Company or its results of operations. The Company will receive sufficient reimbursement from its own and a supplier's insurance companies to fully cover the settlement.

        The Company is one of numerous defendants in various pending lawsuits involving, as of November 30, 2002, some 8,382 individuals or their representatives alleging personal injury from exposure to asbestos-containing products. None of such lawsuits specifies any dollar amount sought as damages by such individuals or their representatives, and at this time the Company is not aware of the extent of injuries allegedly suffered by the individuals or the facts supporting the claim that such injuries were caused by the Company's products. Based upon the information available to it at this time, the Company is not in a position to evaluate its potential exposure, if any, as a result of these claims. The Company intends to vigorously defend all asbestos-related lawsuits.

        In addition to the above, certain other claims, suits and complaints that arise in the ordinary course of business, have been filed or are pending against the Company. Management believes that these matters are either adequately reserved, covered by insurance, or would not have a material effect on the Company's financial position or its results of operations if disposed of unfavorably.

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

CONTROLS AND PROCEDURES

        Within the 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic Securities and Exchange Commission filings. No significant changes were made in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

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

CONSOLIDATED STATEMENTS OF INCOME

	Year ended November 30,
	2002	2001	2000
	(Dollars in thousands, except per share data)

Sales	$539,473	$551,396	$550,661
Cost of sales	(397,590)	(413,312)	(410,869)

Gross profit	141,883	138,084	139,792
Selling, general and administrative expenses	(105,898)	(101,828)	(113,844)
Equity in earnings of joint ventures	9,170	7,994	12,664
Other income, net	4,194	4,554	7,425

Income before interest and income taxes	49,349	48,804	46,037
Interest expense, net	(6,836)	(10,213)	(12,244)

Income before income taxes	42,513	38,591	33,793
Provision for income taxes	(14,454)	(10,850)	(8,448)

Net income	$28,059	$27,741	$25,345

Net income per share (basic)	$7.22	$7.17	$6.42

Net income per share (diluted)	$6.97	$6.89	$6.41

Weighted average shares (basic)	3,886,016	3,871,345	3,946,566
Weighted average shares (diluted)	4,026,082	4,024,294	3,952,513

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

	As of November 30,
	2002	2001
	(Dollars in thousands)
Assets
Current assets
Cash and cash equivalents	$10,360	$11,315
Receivables, less allowances of $6,652 in 2002 and $6,699 in 2001	131,283	135,963
Inventories	88,020	92,534
Deferred income taxes	16,528	19,242
Prepaid expenses and other current assets	6,671	6,654

Total current assets	252,862	265,708
Investments, advances and equity in undistributed earnings of joint ventures	18,927	18,780
Property, plant and equipment
Land	35,730	34,826
Buildings	75,147	71,477
Machinery and equipment	267,607	254,274
Construction in progress	4,400	3,590

Total property, plant and equipment at cost	382,884	364,167
Accumulated depreciation	(237,642)	(218,366)

Total property, plant and equipment, net	145,242	145,801
Intangible assets, net of accumulated amortization of $8,551 in 2002 and $7,623 in 2001	13,013	13,158
Other assets	32,898	41,633

Total assets	$462,942	$485,080

The accompanying notes are an integral part of these consolidated financial statements.

	As of November 30,
	2002	2001
	(Dollars in thousands, except per share data)
Liabilities and Stockholders' Equity
Current liabilities
Short-term borrowings	$1,009	$4,080
Current portion of long-term debt	8,333	8,597
Trade payables	46,295	46,703
Accrued liabilities	45,994	48,620
Income taxes payable	2,026	2,352

Total current liabilities	103,657	110,352
Long-term debt, less current portion	102,823	137,197
Other long-term liabilities	44,636	33,284

Total liabilities	251,116	280,833
Commitments and contingencies
Stockholders' equity
Common stock, par value $2.50 a share, authorized 12,000,000 shares, outstanding 3,945,662 shares in 2002 and 3,873,007 shares in 2001, net of treasury shares	13,198	13,017
Additional paid-in capital	23,950	19,457
Unearned restricted stock	(2,164)	—
Retained earnings	270,449	247,406
Accumulated other comprehensive loss	(44,948)	(26,974)
Treasury stock (1,333,655 shares in 2002 and in 2001)	(48,659)	(48,659)

Total stockholders' equity	211,826	204,247

Total liabilities and stockholders' equity	$462,942	$485,080

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended November 30,
	2002	2001	2000
	(Dollars in thousands)
Operating Activities
Net income	$28,059	$27,741	$25,345
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	18,032	17,820	17,185
Amortization	540	813	837
Provision for deferred income taxes	5,960	8,865	3,730
Equity in earnings of joint ventures	(9,170)	(7,994)	(12,664)
Dividends from joint ventures	9,038	8,300	15,105
(Gain) loss from sale of property, plant and equipment	(71)	56	(851)
Stock compensation expense	1,283	1,480	—
Changes in operating assets and liabilities:
Receivables	8,194	3,905	(27,991)
Inventories	6,249	(10,312)	9,990
Prepaid expenses and other current assets	105	(352)	123
Other assets	(1,635)	(8,103)	(7,157)
Trade payables	(2,147)	5,573	6,403
Accrued liabilities and income taxes payable	(3,134)	(22,029)	(4,791)
Other long-term liabilities	(6,669)	1,969	536

Net cash provided by operating activities	54,634	27,732	25,800

Investing Activities
Proceeds from sale of property, plant and equipment	504	867	1,593
Additions to property, plant and equipment	(14,514)	(19,297)	(21,050)

Net cash used in investing activities	(14,010)	(18,430)	(19,457)

Financing Activities
Net change in short-term borrowings	(3,298)	(954)	2,071
Issuance of debt	4,123	11,808	17,000
Repayment of debt	(38,918)	(15,492)	(13,826)
Dividends on common stock	(5,016)	(4,955)	(5,061)
Issuance of common stock	1,227	130	—
Purchase of treasury stock	—	13	(4,478)

Net cash used in financing activities	(41,882)	(9,450)	(4,294)

Effect of exchange rate changes on cash and cash equivalents	303	(51)	(1,056)

Net change in cash and cash equivalents	(955)	(199)	993
Cash and cash equivalents at beginning of year	11,315	11,514	10,521

Cash and cash equivalents at end of year	$10,360	$11,315	$11,514

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock
						Accumulated Other Comprehensive Loss
	Shares Outstanding	Amount	Additional Paid-in Capital	Unearned Restricted Stock	Retained Earnings		Treasury Stock	Total
	(Dollars in thousands, except per share data)
Balance, December 1, 1999	3,991,912	$13,007	$17,857	$—	$204,336	$(12,886)	$(44,194)	$178,120
Net income—2000					25,345			25,345
Foreign currency translation adjustment						(11,496)		(11,496)
Dividends on common stock of $1.28 per share					(5,061)			(5,061)
Treasury stock purchase	(122,555)						(4,478)	(4,478)

Balance, November 30, 2000	3,869,357	13,007	17,857	—	224,620	(24,382)	(48,672)	182,430
Net income—2001					27,741			27,741
Exercise of stock options	3,650	10	120					130
Foreign currency translation adjustment						95		95
Comprehensive loss from joint venture						(2,687)		(2,687)
Dividends on common stock of $1.28 per share					(4,955)			(4,955)
Treasury stock adjustment							13	13
Stock compensation expense			1,480					1,480

Balance, November 30, 2001	3,873,007	13,017	19,457	—	247,406	(26,974)	(48,659)	204,247
Net income—2002					28,059			28,059
Exercise of stock options	32,655	81	1,146					1,227
Foreign currency translation adjustment						7,182		7,182
Minimum pension liability adjustment, net of tax						(25,171)		(25,171)
Comprehensive income from joint venture						15		15
Dividends on common stock of $1.28 per share					(5,016)			(5,016)
Stock compensation expense			713					713
Issuance of restricted stock	40,000	100	2,634	(2,734)				—
Amortization of restricted stock				570				570

Balance, November 30, 2002	3,945,662	$13,198	$23,950	$(2,164)	$270,449	$(44,948)	$(48,659)	$211,806

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended November 30,
	2002	2001	2000
	(Dollars in thousands)
Net income	$28,059	$27,741	$25,345
Foreign currency translation adjustment	7,182	95	(11,496)
Minimum pension liability adjustment, net of tax	(25,171)	—	—
Comprehensive income (loss) from joint venture	15	(2,687)	—

Comprehensive income	$10,085	$25,149	$13,849

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

        The consolidated financial statements include the accounts of Ameron International Corporation and all wholly-owned subsidiaries ("Ameron" or the "Company"). All material intercompany accounts and transactions have been eliminated.

Reclassifications

        Certain prior year balances have been reclassified to conform with the current year presentation.

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include revenue and costs recorded under percentage of completion accounting, assumptions related to benefit plans, and reserves associated with management incentives, receivables, inventories, investments in joint ventures, income taxes, self insurance, and environmental and legal contingencies. Actual results could differ from those estimates.

Revenue Recognition

        Revenue from sales of coatings, fiberglass-composite pipe, construction products and certain other products is recorded at the time the goods are shipped. Revenue from sales of concrete and steel pipe is primarily recognized under the percentage of completion method, typically based on completed units of production, or in certain cases at shipment.

Research and Development Costs

        Research and development costs, related primarily to the development, design and testing of products, are expensed as incurred. Such costs, which are included in selling, general and administrative expenses, were approximately $4,356,000 in 2002, $5,550,000 in 2001, and $4,996,000 in 2000.

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

Net Income Per Share

        Basic net income per share is computed on the basis of the weighted average number of common shares outstanding during the periods presented. Diluted net income per share is computed on the basis of the weighted average number of common shares outstanding plus the effect of outstanding stock options and restricted stock, using the treasury stock method.

Cash and Cash Equivalents

        Cash equivalents represent liquid investments with maturities of three months or less when purchased.

Inventory Valuation

        Inventories are valued at the lower of cost or market. Cost is principally determined under the first-in, first-out method. Certain steel inventories are valued using the last-in, first-out method.

Equity Method of Accounting

        Investments in joint ventures or affiliates ("joint ventures") over which the Company has significant influence are accounted for under the equity method of accounting, whereby the investment is carried at the cost of acquisition, plus the Company's equity in undistributed earnings or losses since acquisition. Reserves are provided when management determines that a portion of the investment or earnings may not be realizable.

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

Amortization of Intangible Assets

        Costs in excess of net assets acquired of $15,356,000 are amortized on a straight-line basis over periods ranging up to 40 years. Other intangible assets are amortized on a straight-line basis over periods ranging from 3 to 15 years.

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

Self Insurance

        The Company utilizes third-party insurance subject to varying retention levels or self insurance. Such self insurance relates to losses and liabilities primarily associated with workers compensation claims and general, product and vehicle liability. Losses are accrued based upon the Company's estimates of the aggregate liability for claims incurred using certain actuarial assumptions followed in the insurance industry and based on the Company's experience.

Foreign Currency Translation

        The functional currencies for the Company's foreign operations are the applicable local currencies. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The resulting translation adjustments are recorded in accumulated other comprehensive loss. The Company advances funds to certain foreign subsidiaries that are not expected to be repaid in the foreseeable future. Translation adjustments arising from these advances are also included in accumulated other comprehensive loss. Gains or losses resulting from foreign currency transactions are included in other income.

Derivative Financial Instruments and Risk Management

        The Company operates internationally, giving rise to exposure to market risks from changes in foreign exchange rates. Derivative financial instruments, primarily foreign exchange contracts, are used by the Company to reduce those risks. The Company does not hold or issue financial or derivative financial instruments for trading or speculative purposes. As of November 30, 2002 and 2001 the Company had foreign currency forward contracts with an aggregate face value of approximately $6,623,000 and $4,682,000, respectively.

Fair Value of Financial Instruments

        The fair value of financial instruments, other than long-term debt, approximates the carrying value because of the short-term nature of such instruments.

Concentration of Credit Risk

        Financial instruments that subject the Company to credit risk consist primarily of cash equivalents, trade accounts receivable, and forward foreign exchange contracts. Credit risk with respect to trade accounts receivable is generally distributed over a large number of entities comprising the Company's customer base and geographically dispersed. The Company performs ongoing credit evaluations of its customers, maintains an allowance for potential credit losses and, in certain instances, maintains credit insurance. The Company actively evaluates the creditworthiness of the financial institutions with which it conducts business.

New Accounting Pronouncements

        In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS No. 142 is effective for the Company beginning December 1, 2002. SFAS No. 142 requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company is currently evaluating the impact of adopting SFAS No. 142. In accordance with SFAS No. 142, goodwill was amortized through November 30, 2002. Upon adoption, amortization of goodwill will cease. Amortization of goodwill was $190,000 in 2002, $336,000 in 2001, and $305,000 in 2000.

        SFAS No. 143, "Accounting for Asset Retirement Obligations," which is effective for the Company on December 1, 2002, addresses the obligations and asset retirement costs associated with the retirement of tangible long-lived assets. It requires that the fair value of the liability for an asset retirement obligation be recorded when incurred. The asset retirement costs must be capitalized as part of the carrying value of the long-lived asset. If the liability is settled for an amount other than the recorded balance, either a gain or loss will be recognized at settlement. The Company is currently assessing the impact of adopting SFAS No. 143.

        SFAS No. 144, "Impairment or Disposal of Long-Lived Assets," is effective for the Company on December 1, 2002. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and provides guidance on implementation issues related to SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and addresses the accounting for a segment of a business accounted for as a discontinued operation. The Company is currently assessing the impact of adopting SFAS No. 144.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 rescinds both SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt" and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." In so doing, SFAS No. 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated, and if material, classified as an extraordinary item, net of the related income tax effect, unless the criteria in Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" are met. SFAS No. 145 amends SFAS No. 13, "Accounting for Leases", to require that certain lease modifications that have economic effects similar to sale-leaseback transactions are accounted for in the same manner as sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 are effective for the Company beginning December 1, 2002. The provisions of SFAS No. 145 related to the amendment of SFAS No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of SFAS No. 145 are effective for financial statements issued on or after May 15, 2002. The adoption of SFAS No. 145 is not expected to have a material impact on the Company's consolidated financial statements.

        SFAS No. 146, "Accounting for Exit or Disposal Activities," was issued in June 2002. SFAS No. 146 addresses significant issues regarding the recognition, measurement and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force has set forth in Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 is not expected to have a material impact on the Company's consolidated financial statements.

        In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees. FIN No. 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 specifically identifies certain obligations that are excluded from the provisions related to recognizing a liability at inception, however, these guarantees are subject to the disclosure requirements of FIN No. 45. The initial recognition and measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for the Company for the fiscal year ending November 30, 2003. The Company is currently assessing the impact of adopting FIN No. 45.

        In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." This standard clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," and addresses consolidation by business enterprises of variable interest entities (more commonly known as Special Purpose Entities or SPE's). FIN No. 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risk among the parties involved. FIN No. 46 also significantly enhances the disclosure requirements related to variable interest entities. This statement is effective to variable interest entities created or in which an enterprise obtains an interest after January 31, 2003. It will be effective for the Company beginning September 1, 2003 for all interests in variable interest entities acquired before February 1, 2003. The adoption of FIN No. 46 is not expected to have a material impact on the Company's consolidated financial statements.

Supplemental Cash Flow Information

	2002	2001	2000
	(In thousands)
Interest paid	$6,996	$10,810	$13,778
Income taxes paid	8,457	15,939	8,187

NOTE 2 OTHER INCOME

        Other income was as follows for the years ended November 30:

	2002	2001	2000
	(In thousands)
Royalties, fees and other income	$3,289	$4,972	$5,908
Gain (loss) on sale of property, plant and equipment	71	(56)	851
Foreign currency loss	(539)	(927)	(566)
Miscellaneous	1,373	565	1,232

	$4,194	$4,554	$7,425

        The Company provides technical services and receives fees, royalties and other income from licensees and certain of its joint ventures which are included above. Income from joint ventures totaled $1,582,000 in 2002, $2,498,000 in 2001, and $2,647,000 in 2000.

NOTE 3 RECEIVABLES

        Receivables were as follows at November 30:

	2002	2001
	(In thousands)
Trade	$127,874	$133,594
Joint ventures	2,653	1,393
Other	7,408	7,675
Allowances	(6,652)	(6,699)

	$131,283	$135,963

        The Company's provision for bad debts was $1,300,000 in 2002, $1,738,000 in 2001, and $1,953,000 in 2000. Trade receivables included unbilled receivables related to percentage of completion revenue recognition of $11,928,000 and $19,458,000 at November 30, 2002 and 2001, respectively.

NOTE 4 INVENTORIES

        Inventories were as follows at November 30:

	2002	2001
	(In thousands)
Finished products	$52,359	$58,397
Materials and supplies	20,373	22,084
Products in process	15,288	12,053

	$88,020	$92,534

        Certain steel inventories are valued using the last-in, first-out method. These items comprised 2.7% and 4.6% of consolidated inventories at November 30, 2002 and 2001, respectively. If such inventories had been valued using the first-in, first-out method, total inventories would have increased by $1,164,000 and $832,000 at November 30, 2002 and 2001, respectively.

NOTE 5 JOINT VENTURES

        Investments, advances and equity in undistributed earnings of joint ventures were as follows at November 30:

	2002	2001
	(In thousands)
Investments—equity method	$18,419	$18,272
Investments—cost method	508	508

	$18,927	$18,780

        The Company's investments which were accounted for by the equity method are summarized below:

Products	Joint Ventures	Ownership Interest
Concrete pipe	Ameron Saudi Arabia, Ltd. ("ASAL")	30%
Steel products	TAMCO	50%
Fiberglass pipe	Bondstrand, Ltd.	40%
Coatings	Oasis-Ameron, Ltd.	40%

        Investments in joint ventures and the amount of undistributed earnings were as follows:

	Concrete pipe	Steel products	Fiberglass pipe	Coatings	Total
	(In thousands)
Cost	$—	$8,482	$2,182	$1,054	$11,718
Comprehensive loss from joint venture		(2,672)			(2,672)
Accumulated equity in undistributed earnings, net of reserves	—	7,130	1,602	641	9,373

Investment, November 30, 2002	$—	$12,940	$3,784	$1,695	$18,419

Dividends received in 2002	$3,310	$3,465	$2,263	$—	$9,038

Cost	$—	$8,482	$2,182	$1,054	$11,718
Comprehensive loss from joint venture		(2,687)			(2,687)
Accumulated equity in undistributed earnings, net of reserves	—	6,998	1,602	641	9,241

Investment, November 30, 2001	$—	$12,793	$3,784	$1,695	$18,272

Dividends received in 2001	$3,325	$2,585	$2,070	$320	$8,300

        During 1998, the Company recorded an impairment charge of $10,505,000 to adjust its net investment in ASAL to zero.

        The Company has provided for income taxes on the undistributed earnings of its joint ventures, to the extent such earnings have been included in the consolidated statements of income.

        The Company's investments in ASAL, Bondstrand, Ltd. and Oasis-Ameron, Ltd. were recorded based on audited financial statements as of December 31, 2001, and unaudited financial statements as of

September 30, 2002. The investment in TAMCO was recorded based on audited financial statements as of November 30, 2002.

        Summarized and combined financial information for joint ventures follows:

Financial Condition	2002	2001
	(In thousands)
Current assets	$168,345	$173,466
Noncurrent assets	73,563	74,431

	$241,908	$247,897

Current liabilities	$105,862	$101,307
Noncurrent liabilities	20,496	15,540
Stockholders equity	115,550	131,050

	$241,908	$247,897

Results of Operations	2002	2001	2000
	(In thousands)
Net sales	$208,361	$219,864	$244,118
Gross profit	47,382	51,968	69,263
Net income	21,937	24,525	32,101

        In 2001, TAMCO entered into a swap agreement intended to hedge expected cash flows related to the purchase of natural gas used in its manufacturing process. The Company has recognized $2,672,000 and $2,687,000 in accumulated other comprehensive loss at November 30, 2002 and 2001, respectively, which represents its proportionate share of amounts recognized by TAMCO to record the fair value of the swap agreement.

        The amount of investments and accumulated equity in the undistributed earnings net of reserves in the Middle Eastern joint ventures was $5,479,000 at November 30, 2002 and 2001.

        Sales to joint ventures totaled $4,848,000 in 2002, $7,747,000 in 2001 and $7,487,000 in 2000.

        The Company has 25% ownership in Amercoat Mexicana, which has been accounted for by the cost method since the Company does not have the ability to exert significant influence over the investee's operating and financing activities.

        The Company guaranteed a $1,707,000 bank credit facility for Bondstrand, Ltd. at November 30, 2002.

NOTE 6 OTHER ASSETS

        Other assets were as follows at November 30:

	2002	2001
	(In thousands)
Cash surrender value of insurance policies	$26,415	$24,734
Prepaid pension cost	—	14,967
Other	6,483	1,932

	$32,898	$41,633

NOTE 7 ACCRUED LIABILITIES

        Accrued liabilities were as follows at November 30:

	2002	2001
	(In thousands)
Compensation and benefits	$18,907	$16,998
Self insurance reserves	14,222	14,223
Reserves for pending claims and litigation	5,308	8,227
Taxes (other than income taxes)	2,450	3,434
Commissions and royalties	1,250	1,190
Interest	826	1,007
Advances from customers	464	181
Other	2,567	3,360

	$45,994	$48,620

NOTE 8 OTHER LONG-TERM LIABILITIES

        Other long-term liabilities were as follows at November 30:

	2002	2001
	(In thousands)
Accrued pension cost	$39,128	$7,191
Compensation and benefits	4,422	11,970
Deferred income tax liabilities	662	13,690
Other	424	433

	$44,636	$33,284

NOTE 9 INCOME TAXES

        The provision for income taxes included the following for the years ended November 30:

	2002	2001	2000
	(In thousands)
Current
Federal	$4,587	$67	$1,231
Foreign	3,508	2,402	2,730
State	399	(484)	757

	8,494	1,985	4,718

Deferred
Federal	5,104	7,436	2,650
Foreign	(99)	36	583
State	955	1,393	497

	5,960	8,865	3,730

	$14,454	$10,850	$8,448

Deferred income tax assets consisted of the following as of November 30:

	2002	2001
	(In thousands)
Noncurrent deferred income taxes
Net operating loss carryovers	$11,293	$7,418
Accrued (prepaid) pension cost	10,415	(5,836)
Employee benefits	4,382	6,536
Investments	3,220	3,243
Valuation allowance	(12,101)	(8,107)
Property, plant and equipment	(17,572)	(16,373)
Other	(299)	(571)

Net noncurrent deferred income tax liabilities	(662)	(13,690)

Current deferred income taxes
Self-insurance/claims reserves	10,377	11,373
Inventories	4,784	4,432
Employee benefits	2,554	2,969
Accounts receivable	1,722	1,762
Valuation allowance	(1,359)	(1,261)
Other	(1,550)	(33)

Net current deferred income tax assets	16,528	19,242

Net deferred income tax assets	$15,866	$5,552

        As of November 30, 2002, the Company had foreign net operating loss carryovers of approximately $34,400,000. The valuation allowance for deferred income tax assets, which relates primarily to foreign net operating loss carryovers and net deductible temporary differences, increased by $4,092,000 in 2002 and by $3,884,000 in 2001.

        The tax provision represents effective tax rates of 34%, 28% and 25% of income before income taxes for the years ended November 30, 2002, 2001 and 2000, respectively. A reconciliation of income taxes provided at the effective income tax rate and the amount computed at the federal statutory income tax rate of 35% is as follows for the years ended November 30:

	2002	2001	2000
	(In thousands)
Domestic pretax income	$37,708	$39,146	$24,734
Foreign pretax income	4,805	(555)	9,059

	$42,513	$38,591	$33,793

Taxes at federal statutory rate	$14,880	$13,507	$11,828
State taxes (net of federal tax benefit)	1,335	1,701	1,031
Foreign losses with no federal benefit	3,306	3,669	2,454
Foreign income taxed at lower rates	(2,414)	(1,575)	(2,338)
Foreign tax credit	(1,432)	(2,004)	(2,400)
Foreign branch and withholding taxes	833	999	896
Equity in earnings of joint ventures	(996)	(638)	(2,235)
Percentage depletion	(364)	(382)	(331)
Research and development credits	(598)	(4,008)	—
Other, net	(96)	(419)	(457)

	$14,454	$10,850	$8,448

        In 2001, the IRS completed the examination of the Company's 1993 through 1995 federal income tax returns and issued an assessment. The Company agreed with the IRS regarding the assessment. The assessment was not material to the Company's financial statements and was paid in 2002.

        The 1996 through 1998 federal income tax returns are currently under examination by the IRS. No assessments have been issued to date. Although it cannot predict with certainty the ultimate outcome of this examination, the Company believes it has adequately provided for any potential liabilities that may result.

        In 2001, the Company filed federal and state income tax claims for research and development credits for tax years 1990 through 2000. The claims are currently under IRS examination.

NOTE 10 DEBT

        Short-term borrowings consisted of loans payable under bank credit lines totaling $1,009,000 and $4,080,000 as of November 30, 2002 and 2001, respectively. At November 30, 2002, the equivalent of $13,599,000 was available under these short-term credit lines. The effective interest rate on these loans was approximately 5.90% at November 30, 2002 and 13.35% at November 30, 2001. The higher interest rate in 2001 related to borrowings by the Company's Colombian subsidiary.

        Domestically, as of November 30, 2002, the Company maintained a $150,000,000 revolving credit facility. At November 30, 2002, $58,000,000 was borrowed under this facility. In January 2003, the Company finalized a three-year, $100,000,000 revolving credit facility with six banks (the "Revolver"). Under the Revolver, the Company may, at its option, borrow at floating interest rates based on specified margins over money market rates, at anytime until January 2006, when all borrowings under the Revolver must be repaid. Also in January 2003, the Company issued $50,000,000 of notes payable to an insurance company at a fixed rate of 5.36%. These fixed-rate notes payable amortize $10,000,000 per year beginning in November 2005, with a final maturity in November 2009. The Revolver and the 5.36% notes payable replace the $150,000,000 revolving credit facility that was maintained at November 30, 2002.

        The Company and its foreign subsidiaries also maintain unsecured revolving credit facilities and short-term facilities with banks. The Company and its foreign subsidiaries may borrow in various currencies, at interest rates based upon specified margins over money market rates. The equivalent of

$6,000,000 may be borrowed at any time through March 2005 under one facility. Other short-term lines permit borrowings up to $10,690,000. At November 30, 2002, $4,123,000 was borrowed under these facilities.

        Borrowings under certain bank facilities by the Company and its foreign subsidiaries are supported by the Revolver and, accordingly, have been classified as long-term debt and are considered payable when the Revolver is due.

        Long-term debt consisted of the following as of November 30:

	2002	2001
	(In thousands)
Fixed-rate notes payable:
7.92%, payable in annual principal installments of $8,333	$33,333	$41,666
Variable-rate industrial development bonds,
payable in 2016 (1.25% at November 30, 2002)	7,200	7,200
payable in 2021 (1.40% at November 30, 2002)	8,500	8,500
Variable-rate bank revolving credit facilities (2.00% at November 30, 2002)	62,123	84,910
Variable-rate bank loan, paid in 2002	—	3,254
Variable-rate bank loan, payable in Dutch guilders, paid in 2002	—	264

	111,156	145,794
Less current portion	(8,333)	(8,597)

	$102,823	$137,197

        Future maturities of long-term debt are as follows as of November 30, 2002, adjusted to reflect the refinancing in January 2003:

Year ending November 30,	Amount
(In thousands)
2003	$8,333
2004	8,333
2005	18,333
2006	30,457
2007	10,000
Thereafter	35,700

$111,156

        The lending agreements contain various restrictive covenants, including the requirement to maintain specified amounts of net worth and restrictions on cash dividends, borrowings, liens, investments and guarantees. Under the most restrictive provisions of the Company's lending agreements, approximately $8,734,000 of retained earnings was not restricted as of November 30, 2002, as to the declaration of cash dividends or the repurchase of Company stock. At November 30, 2002, the Company was in compliance with all covenants.

        The Revolver, the 5.36% notes payable and the 7.92% notes payable, beginning in January 2003, are secured by substantially all of the assets of the Company. The industrial revenue bonds are supported by standby letters of credit that are issued under the Revolver. Certain note agreements contain provisions regarding the Company's ability to grant additional security interests or liens in association with other debt instruments. If the Company grants such a security interest or lien, then such notes will be secured equally and ratably as long as such other debt shall be secured.

        Interest income and expense were as follows for the years ended November 30:

	2002	2001	2000
	(In thousands)
Interest expense	$7,024	$10,471	$12,814
Interest income	(188)	(258)	(570)

Interest expense, net	$6,836	$10,213	$12,244

        The following disclosure of the estimated fair value of the Company's debt is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required to develop the estimated fair value, thus the estimates provided herein are not necessarily indicative of the amounts that could be realized in a current market exchange.

	Carrying Amount	Fair Value
	(In thousands)
November 30, 2002
Short-term borrowings	$1,009	$1,009
Fixed-rate, long-term debt	33,333	35,577
Variable-rate, long-term debt	77,823	77,823
November 30, 2001
Short-term borrowings	4,080	4,080
Fixed-rate, long-term debt	41,666	43,656
Variable-rate, long-term debt	104,128	104,128

        The estimated fair value of the Company's variable-rate debt approximates the carrying value of the debt since the variable interest rates are market-based, and the Company believes such debt could be refinanced on materially similar terms. The estimated fair value of the Company's fixed-rate, long-term debt is based on U.S. government notes at November 30, 2002 plus an estimated spread for similar securities with similar remaining maturities.

NOTE 11 LEASE COMMITMENTS

        The Company leases facilities and equipment under non-cancelable operating leases. Rental expense under long-term operating leases of real property, vehicles and other equipment was $5,071,000 in 2002, $5,687,000 in 2001 and $5,635,000 in 2000. At November 30, 2002, future rental commitments under these leases totaled $39,050,000. Future rental commitments were as follows as of November 30, 2002:

Year ending November 30,	Amount
(In thousands)
2003	$4,645
2004	3,744
2005	3,101
2006	1,984
2007	1,978
Thereafter	23,598

$39,050

        Future rental commitments for leases are not reduced by minimum non-cancelable sublease rentals aggregating $2,613,000 at November 30, 2002.

NOTE 12 INCENTIVE STOCK COMPENSATION PLANS

        The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its various stock option plans. The Company has adopted the disclosure only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation."

        In 2001, the 2001 Stock Incentive Plan ("2001 Plan") was approved by the stockholders of the Company. The 2001 Plan serves as the successor to both the 1992 Incentive Stock Compensation Plan and the 1994 Non-Employee Director Stock Option Plan and superceded those plans. Under the terms of the 2001 Plan, 190,000 new shares of common stock were made available for awards both to non-employee directors and to key employees of the Company. Awards to key employees may include, but are not limited to, stock options, restricted stock, performance shares or performance unit awards; however, no more than 40,000 of such shares were made available for issuance as either restricted stock, performance stock, performance shares or performance units. Restrictions may limit the sale, transfer, voting rights and dividends on these shares. At November 30, 2002, 40,000 restricted shares were outstanding. With respect to non-employee directors, on the first business day following the date of the annual meeting of stockholders of the Company, each non-employee director will receive an option to purchase 1,500 shares of common stock.

        At November 30, 2002, the Company had 575,104 non-qualified stock options outstanding with terms of from 10 to 15 years from the date of grant, and 129,000 shares available for future grants under the 2001 plan. The exercise price for such outstanding stock options is generally the fair market value of the Company's stock on the date of the original grant. Such options vest in equal annual installments over four years. Certain options have a cashless exercise feature and are subject to variable plan accounting. In 2002, the Company recognized stock compensation expense of $1,283,000, including $570,000 related to restricted stock and $713,000 related to an extension of the life of certain options and to options with a cashless exercise feature. In 2001, the Company recognized stock compensation expense of $1,480,000, including $843,000 related to options with the cashless exercise feature and $637,000 related to an extension of the life of certain stock options.

        SFAS No. 123 requires pro forma information regarding net income and earnings per share as if compensation cost for stock options had been determined based on the fair value of the options on the grant date. The Company estimates the fair value of stock options at the grant date by using the Black Scholes option pricing model with the following weighted average assumptions used for grants in 2000, 2001 and 2002, respectively: dividend yields of 3.02%, 3.47% and 2.01%; an expected volatility of 30.2%, 25.5% and 35.08%; risk-free rates of 6.61%, 4.90% and 4.84% and an expected life of five years for all years.

        Under the accounting provisions of SFAS No. 123, the Company's net income and earnings per share would have been as indicated below for the years ended November 30:

	2002	2001	2000
	(in thousands except per share data)
Net income
As reported	$28,059	$27,741	$25,345
Pro forma	27,981	27,520	24,684
Earnings per share (diluted)
As reported	6.97	6.89	6.41
Pro forma	6.95	6.84	6.25

        A summary of the Company's stock options as of November 30, 2000, 2001 and 2002, and changes during the years then ended, follows:

	Number of Options	Weighted Average Exercise Price
Outstanding at December 1, 1999	420,409	$42.57
Granted	84,500	38.44
Forfeited	(1,000)	39.13

Outstanding at November 30, 2000	503,909	41.89

Options exercisable at November 30, 2000	325,784	41.29

Weighted average fair value of options granted during 2000		11.11
Outstanding at November 30, 2000	503,909	41.89
Granted	102,500	41.10
Exercised	(3,650)	35.50
Forfeited	(5,500)	50.27

Outstanding at November 30, 2001	597,259	41.72

Options exercisable at November 30, 2001	385,009	41.96

Weighted average fair value of options granted during 2001		8.70
Outstanding at November 30, 2001	597,259	41.72
Granted	10,500	70.55
Exercised	(32,655)	37.60

Outstanding at November 30, 2002	575,104	42.48

Options exercisable at November 30, 2002	431,854	42.58

Weighted average fair value of options granted during 2002		22.62

        The following summarizes information about stock options outstanding as of November 30, 2002:

Range of Exercise Prices			Options Outstanding at November 30, 2002	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
$30.00	to	$40.00	334,734	8.84	$37.94
40.00	to	50.00	156,370	8.01	43.45
50.00	to	60.00	73,500	10.02	57.06
60.00	to	75.00	10,500	9.30	70.55

30.00	to	75.00	575,104	8.77	42.48

Range of Exercise Prices			Options Exercisable at November 30, 2002	Weighted Average Exercise Price
$30.00	to	$40.00	278,859	$37.88
40.00	to	50.00	79,495	45.72
50.00	to	60.00	73,500	57.06
60.00	to	75.00	—	—

30.00	to	75.00	431,854	42.58

NOTE 13 COMMITMENTS AND CONTINGENCIES

        An action was filed in 1992 in the U.S. District Court for the District of Arizona by the Central Arizona Water Conservation District ("CAWCD") seeking damages against several parties, including the Company and the Company's customer, Peter Kiewit Sons Company ("Kiewit"), in connection with six prestressed concrete pipe siphons furnished and installed in the 1970's as part of the Central Arizona Project ("CAP"), a federal project to bring water from the Colorado River to Arizona. The CAWCD also filed separate actions against the U.S. Bureau of Reclamation ("USBR") in the U.S. Court of Claims and with the Arizona Projects Office of the USBR in connection with the CAP siphons. The CAWCD alleged that the six CAP siphons were defective and that the USBR and the defendants in the U.S. District Court action were liable for damages for the repair or replacement of those siphons. On September 14, 1994, the U.S. District Court granted the Company's motion to dismiss the CAWCD action and entered judgment against the CAWCD and in favor of the Company and its co-defendants.

        Separately, on September 28, 1995, the Contracting Officer for the USBR issued a final decision claiming for the USBR approximately $40 million in damages against Kiewit, based in part on the Contracting Officer's finding that the siphons supplied by the Company were defective. That claim amount was considered by the Company to be duplicative of the damages sought by the CAWCD for the repair or replacement of the siphons in the aforementioned action in the U.S. District Court for the District of Arizona. The Contracting Officer's final decision was appealed by Kiewit to the U.S. Department of the Interior Board of Contract Appeals ("IBCA"). The Company actively cooperated with and assisted Kiewit in the administrative appeal of that final decision before the IBCA. Trial on that appeal commenced in November 2000, however the proceeding was stayed with the concurrence of the parties pending efforts aimed at settlement of the entire matter. Settlement efforts were then undertaken, during which the IBCA appeal was suspended.

        As of November 30, 2002, tentative settlements had been reached among the USBR, Kiewit, the Company and various insurance carriers. Since November 30, 2002, those settlements have been finalized and the entire matter, including the aforementioned CAWCD claim, has been resolved on economic terms that did not result in an adverse material effect on the financial position of the Company or its results of operations. The Company will receive sufficient reimbursement from its own and a supplier's insurance companies to fully cover the settlement.

        The Company is one of numerous defendants in various pending lawsuits involving, as of November 30, 2002, some 8,382 individuals or their representatives alleging personal injury from exposure to asbestos-containing products. None of such lawsuits specifies any dollar amount sought as damages by such individuals or their representatives, and at this time the Company is not aware of the extent of injuries allegedly suffered by the individuals or the facts supporting the claim that such injuries were caused by the Company's products. Based upon the information available to it at this time, the Company is not in a position to evaluate its potential exposure, if any, as a result of these claims. The Company intends to vigorously defend all asbestos-related lawsuits.

        In addition to the above, certain other claims, suits and complaints that arise in the ordinary course of business, have been filed or are pending against the Company. Management believes that these matters are either adequately reserved, covered by insurance, or would not have a material effect on the Company's financial position or its results of operations if disposed of unfavorably.

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

        Assets of the Company's U.S. defined benefit plan are invested in a directed trust. Assets in the trust are invested in domestic and foreign equity securities of corporations (including $4,623,000 of the Company's common stock at November 30, 2002), U.S. government obligations, derivative securities, corporate bonds and money market funds.

        The Company has a supplemental non-qualified, non-funded retirement plan for certain U.S. executives, for which the Company has purchased cost recovery life insurance on the lives of the participants. The Company is the sole owner and beneficiary of such policies. As of November 30, 2002 and 2001, the cash surrender value of these policies was $8,510,000 and $8,339,000, respectively. The Company also provides health and life insurance to a limited number of eligible retirees and eligible survivors of retirees.

        The following sets forth the change in benefit obligations, change in plan assets, funded status and amounts recognized in the balance sheet as of November 30, 2002 and 2001 for the Company's defined benefit retirement plans and postretirement health care and life insurance benefits:

	Defined Benefit Retirement Plans		Other Postretirement Benefits
	2002	2001	2002	2001
	(In thousands)
Change in Benefit Obligation
Projected benefit obligation—beginning of year	$146,174	$133,889	$2,765	$2,332
Service cost	2,506	2,289	98	93
Interest cost	10,353	10,168	191	184
Benefit adjustments	393	1,562	—	206
Actuarial loss (gain)	9,127	7,671	(5)	91
Benefit payments	(9,845)	(9,405)	(147)	(141)

Projected benefit obligation—end of year	$158,708	$146,174	$2,903	$2,765

Change in Plan Assets
Plan assets at fair value—beginning of year	$135,171	$161,930	$338	$335
Actual return on plan assets	(11,834)	(17,630)	19	19
Employer contribution	246	276	144	125
Benefit payments	(9,845)	(9,405)	(147)	(141)

Plan assets at fair value—end of year	$113,738	$135,171	$354	$338

Funded Status
Funded status	$(44,970)	$(11,003)	$(2,549)	$(2,427)
Unrecognized actuarial loss	51,081	18,080	374	390
Unrecognized transition (asset) obligation	—	(36)	785	856
Unrecognized prior service cost	1,540	1,668	(134)	(148)

Net amount recognized	$7,651	$8,709	$(1,524)	$(1,329)

Balance Sheet Amounts
Prepaid cost	$—	$14,967	$35	$—
Accrued cost	(34,855)	(7,191)	(1,559)	(1,329)
Intangible asset	1,242	933	—	—
Accumulated other comprehensive loss, pretax	41,264	—	—	—

Net amount recognized	$7,651	$8,709	$(1,524)	$(1,329)

        Net periodic benefit costs for the Company's defined benefit retirement plans and postretirement health care and life insurance benefits for 2002, 2001 and 2000 included the following components:

	Defined Benefit Retirement Plans			Other Postretirement Benefits
	2002	2001	2000	2002	2001	2000
	(In thousands)
Service cost	$2,506	$2,289	$2,402	$98	$93	$77
Interest cost	10,353	10,168	9,702	192	184	169
Expected return on plan assets	(12,711)	(15,343)	(14,910)	(33)	—	—
Amortization of unrecognized prior service cost	520	382	273	(14)	—	—
Amortization of unrecognized net transition (asset) obligation	(35)	(115)	(115)	71	71	71
Amortization of accumulated loss (gain)	671	(971)	(1,134)	25	15	13

Net periodic cost (benefit)	$1,304	$(3,590)	$(3,782)	$339	$363	$330

        The following table provides the weighted average assumptions used to compute the actuarial present value of projected benefit obligations:

	Defined Benefit Retirement Plans			Other Postretirement Benefits
	2002	2001	2000	2002	2001	2000
Weighted average discount rate	6.75%	7.25%	7.75%	6.75%	7.25%	7.75%
Expected long-term rate of return on plan assets	9.75%	9.75%	9.75%	N/A	N/A	N/A
Rate of increase in compensation levels	4.25%	4.75%	5.25%	4.25%	4.75%	5.25%

        Approximately 18% of the Company's employees are covered by union-sponsored, collectively bargained, multi-employer pension plans. Related to these plans, the Company contributed and charged to expense $2,242,000, $4,009,000 and $2,800,000 in 2002, 2001 and 2000, respectively. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of hours worked. The Company has no intention of withdrawing from any of these plans, nor is there any intention to terminate such plans.

        The assumed health care cost trend was 9% in 2002; it is assumed that the rate will decline gradually to 5% by 2006. The effect of a one-percentage-point change in the assumed health care cost trend would have altered the amounts of the benefit obligation and the sum of the service cost and interest cost components of postretirement benefit expense for 2002, as follows:

	Increase	Decrease
	(In thousands)
Effect on total of service and interest cost components of net periodic expense	$ 16	$(13)
Effect on postretirement benefit obligation	111	(96)

        The Company's subsidiary in the Netherlands provides retirement benefits to employees. The projected benefit obligation and plan assets at November 30, 2002 were $24,428,000 and $18,123,000, respectively. Accrued pension cost of $4,723,000 was recorded at November 30, 2002 related to this plan. Net periodic costs for this plan were not material for the periods presented.

        The Company has a deferred compensation plan providing eligible executives with the opportunity to participate in an unfunded, deferred compensation program. Under the program, participants may defer base compensation and bonuses and earn interest on their deferred amounts. The program is not qualified under Section 401 of the Internal Revenue Code. The total of participant deferrals and earnings thereon was $2,331,000 at November 30, 2002 and $8,776,000 at November 30, 2001.

The participant deferrals earn interest at a rate based on U.S. government rates. The interest expense related to this plan was $302,000 in 2002, $667,000 in 2001 and $616,000 in 2000.

        The Company has a life insurance plan which provides eligible executives with life insurance protection equal to three times base salary. Upon retirement, the executive is provided with life insurance protection equal to final base salary. Benefits may be paid as a lump sum or as an annual income to the identified survivor over ten years. The expense related to this plan was $148,000 in 2002, $230,000 in 2001 and $287,000 in 2000.

        In connection with the above two plans, whole life insurance contracts were purchased on the related participants. At November 30, 2002 and 2001, the cash surrender value of these policies was $17,905,000 and $16,395,000, respectively net of loans of $1,000,000 each year.

        The Company has severance agreements with certain key employees that could provide benefits upon termination of up to 3.5 times total annual compensation of such employees.

        The Company provides to certain employees a savings plan under Section 401(k) of the Internal Revenue Code. The savings plan allows for deferral of income up to a certain percentage through contributions to the plan and within certain restrictions. Company matching contributions are in the form of cash. In 2002, 2001 and 2000, the Company recorded expense for matching contributions of $602,000, $883,000 and $833,000, respectively.

NOTE 15 CAPITAL STOCK

        The Company is incorporated in Delaware. The articles of incorporation authorize 12,000,000 shares of $2.50 par value common stock, 1,000,000 shares of $1.00 par value preferred stock and 100,000 shares of $1.00 par value series A junior participating cumulative preferred stock. The preferred stock may be issued in series, with the rights and preferences of each series to be established by the Board of Directors. As of November 30, 2002, no shares of preferred stock or series A junior participating cumulative preferred stock were outstanding.

        As of November 30, 2002, 3,945,662 shares of common stock were issued and outstanding, including 40,000 restricted shares which were granted on January 23, 2002. Restrictions limit the sale and transfer on these shares. On each of the first four anniversaries of the grant date, 25% of the shares become unrestricted.

        The Company also has a Stockholders' Rights Plan, which, among other things, entitles stockholders to purchase common stock at a significant discount if a party acquires 15% or more of the Company's common stock or announces a tender offer for at least 15% of its common stock outstanding.

NOTE 16 QUARTERLY FINANCIAL DATA (UNAUDITED)

        Summarized quarterly financial data for the years ended November 30, 2002 and 2001, follow:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)
2002
Sales	$120,702	$138,099	$138,813	$141,859
Gross profit	30,439	35,564	36,553	39,327
Net income	1,771	7,562	8,711	10,015
Diluted net income per share	0.43	1.82	2.12	2.53
Stock price per share-high	71.57	77.47	72.90	57.01
Stock price per share-low	62.60	67.05	49.25	44.52
Dividends per share	0.32	0.32	0.32	0.32
2001
Sales	$121,605	$143,670	$144,864	$141,257
Gross profit	29,899	34,766	36,510	36,909
Net income	1,580	7,074	8,370	10,717
Diluted net income per share	0.41	1.78	2.09	2.62
Stock price per share-high	46.85	73.49	77.87	74.20
Stock price per share-low	34.06	45.85	54.25	48.25
Dividends per share	0.32	0.32	0.32	0.32

        The Company traditionally experiences lower sales during the first fiscal quarter because of seasonal patterns associated with weather and contractor schedules.

NOTE 17 SEGMENT INFORMATION

        SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," requires disclosure of certain information about operating segments, geographic areas in which the Company operates, major customers, and products and services. In accordance with SFAS No. 131, the Company has determined it has four operating segments. The Performance Coatings & Finishes Group manufactures and markets high-performance industrial and marine coatings. The Fiberglass-Composite Pipe Group manufactures and markets filament-wound and molded composite fiberglass pipe, tubing, fittings and well screens. The Water Transmission Group manufactures and supplies concrete and steel pressure pipe, concrete non-pressure pipe, protective linings for pipe, and fabricated products. The Infrastructure Products Group manufactures and sells ready-mix concrete, sand and aggregates, concrete pipe and culverts, and concrete and steel lighting and traffic poles. Each of these segments has a dedicated management team and is managed separately, primarily because of differences in products, technology, and markets.

        The markets served by the Performance Coatings & Finishes Group and the Fiberglass-Composite Pipe Group are worldwide in scope. The Water Transmission Group serves primarily the western United States. The Infrastructure Products Group operates exclusively in the State of Hawaii and the continental United States. Sales for export or to any individual customer did not exceed 10% of consolidated sales in 2002, 2001, or 2000.

        In accordance with SFAS No. 131, the following table presents information related to each operating segment included in, and in a manner consistent with, internal management reports. The Company allocates certain selling, general and administrative expenses to operating segments utilizing assumptions believed to be appropriate in the circumstances.

        Inter-segment sales were not significant. Income from reportable segments is exclusive of certain unallocated income and expenses, interest expense and income taxes. Total assets by segment are those assets that are used exclusively by such segment. Unallocated assets are principally cash, corporate property and equipment, and investments. Long-lived assets consist of all long-term assets, excluding investments.

	Segment Information
	Performance Coatings & Finishes	Fiberglass-Composite Pipe	Water Transmission	Infrastructure Products	Other	Eliminations	Total
	(In thousands)
2002
Sales	$183,311	$88,393	$145,024	$123,610	$—	$(865)	$539,473
Income before interest and income taxes	9,122	10,862	27,347	17,019	(15,001)	—	49,349
Equity in earnings of joint ventures	—	2,263	3,310	—	3,597	—	9,170
Investments, advances and equity in undistributed earnings of joint ventures	2,203	3,784	—	—	12,940	—	18,927
Long-lived assets	49,314	28,338	40,966	39,694	32,841	—	191,153
Total assets	138,616	138,712	115,078	68,272	140,233	(137,969)	462,942
Capital expenditures	3,697	1,642	4,331	3,696	1,148	—	14,514
Depreciation and amortization	5,224	4,002	4,160	4,367	819	—	18,572
2001
Sales	$188,759	$106,872	$143,226	$113,824	$—	$(1,285)	$551,396
Income before interest and income taxes	9,831	12,125	29,011	13,089	(15,252)	—	48,804
Equity in earnings of joint ventures	320	2,070	3,325	—	2,279	—	7,994
Investments, advances and equity in undistributed earnings of joint ventures	2,203	3,784	—	—	12,793	—	18,780
Long-lived assets	45,240	28,140	41,146	40,474	45,592	—	200,592
Total assets	133,332	133,267	123,175	65,518	168,697	(138,909)	485,080
Capital expenditures	3,037	5,013	2,047	8,596	604	—	19,297
Depreciation and amortization	5,448	3,774	4,210	4,298	903	—	18,633
2000
Sales	$186,767	$103,066	$149,384	$112,105	$—	$(661)	$550,661
Income before interest and income taxes	6,271	15,963	23,083	17,666	(16,946)	—	46,037
Equity in earnings of joint ventures	531	2,666	3,493	—	5,974	—	12,664
Investments, advances and equity in undistributed earnings of joint ventures	2,203	3,784	—	—	15,786	—	21,773
Long-lived assets	46,555	26,825	43,400	36,153	39,773	—	192,706
Total assets	131,300	127,904	112,254	61,503	169,212	(123,724)	478,449
Capital expenditures	6,210	5,551	1,395	6,951	943	—	21,050
Depreciation and amortization	6,073	3,536	4,650	3,836	(73)	—	18,022

	Geographic Areas
	United States	Europe	Asia	Other	Eliminations	Total
	(In thousands)
2002
Sales to external customers	$396,668	$77,429	$34,309	$31,067	$—	$539,473
Long-lived assets	136,712	31,690	10,715	12,036	—	191,153
Total assets	415,709	88,547	69,358	27,297	(137,969)	462,942
2001
Sales to external customers	$413,112	$80,277	$28,451	$29,556	$—	$551,396
Long-lived assets	151,290	26,617	10,986	11,699	—	200,592
Total assets	456,171	81,148	59,196	27,474	(138,909)	485,080
2000
Sales to external customers	$387,494	$79,855	$36,080	$47,232	$—	$550,661
Long-lived assets	141,669	26,780	11,823	12,434	—	192,706
Total assets	420,889	78,371	68,890	34,023	(123,724)	478,449

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Ameron International Corporation:

We have audited the accompanying consolidated balance sheets of Ameron International Corporation and subsidiaries (the "Company") as of November 30, 2002 and 2001, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended November 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended November 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Los Angeles, California
February 3, 2003

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

/s/ JAMES S. MARLEN James S. Marlen Chairman of the Board, President & Chief Executive Officer	/s/ GARY WAGNER Gary Wagner Senior Vice President, Chief Financial Officer

QuickLinks

2002 FINANCIAL SECTION
AMERON INTERNATIONAL
SELECTED CONSOLIDATED FINANCIAL INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF CASH FLOWS
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS