Form 10-K, Exhibit 13
period 2003-11-30
AMERON INTERNATIONAL CORP
filed 2004-02-27
CIK 790730

EXHIBIT 13

ANNUAL REPORT

Exhibit 13 is the Corporation’s 2003 Annual Report to Stockholders.

This 10-K Report should be read only in conjunction with that Annual Report.

In the event you do not already have a copy of the Annual Report, one may be obtained by contacting Ameron, attention; Corporate Secretary, Post Office Box 7007, Pasadena, California 91109-7007. The telephone number is (626) 683-4000.

Shareholders may also obtain a copy of the Form 10-K by accessing the Company website at www.ameron.com.

2003
FINANCIAL
SECTION

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Year ended November 30,
(Dollars in thousands, except per share data)	2003	2002	2001	2000	1999

PER COMMON SHARE DATA(1)
Net income—basic	$3.77	$3.61	$3.58	$3.21	$2.79
Net income—diluted	3.67	3.49	3.45	3.21	2.77
Dividends	.76	.64	.64	.64	.64
Weighted-average shares (basic)	7,925,229	7,772,032	7,742,690	7,893,132	7,992,474
Weighted-average shares (diluted)	8,149,460	8,052,164	8,048,588	7,905,026	8,046,496
Stock price – high	35.53	38.74	38.94	21.50	23.88
Stock price – low	24.89	22.26	17.03	16.10	17.35
Price/earnings ratio (range)	10-7	11-6	11-5	7-5	9-7
OPERATING RESULTS
Sales	$600,495	$539,473	$551,396	$550,661	$545,081
Gross profit	166,488	141,883	138,084	139,792	142,982
Interest expense, net	(6,645)	(6,836)	(10,213)	(12,244)	(12,938)
Provision for income taxes	(14,070)	(14,454)	(10,850)	(8,448)	(10,482)
Net income	29,900	28,059	27,741	25,345	22,273
Net income/sales	5.0%	5.2%	5.0%	4.6%	4.1%
Return on equity	12.8%	13.5%	14.3%	14.1%	12.9%
FINANCIAL CONDITION AT YEAR-END
Working capital	$177,009	$149,205	$155,356	$135,626	$123,748
Property, plant and equipment, net	150,586	145,242	145,801	145,196	149,597
Investments in joint ventures
Equity method	13,064	12,940	12,793	15,786	17,126
Cost method	5,479	5,987	5,987	5,987	5,920
Total assets	533,492	462,942	485,080	478,449	470,569
Long-term debt, less current portion	86,044	102,823	137,197	140,718	135,237
CASH FLOW
Expenditures for property, plant and equipment	$17,107	$14,514	$19,297	$21,050	$19,672
Depreciation and amortization	18,371	18,572	18,633	18,022	18,986

(1) Share and per share data reflect a two-for-one stock split declared in 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Ameron International Corporation (“Ameron” or the “Company”) is a multinational manufacturer of highly-engineered products and materials for the chemical, industrial, energy, transportation and infrastructure markets. Ameron is a leading producer of water transmission lines; high-performance coatings and finishes for the protection of metals and structures; fiberglass-composite pipe for transporting oil, chemicals and corrosive fluids and specialized materials and products used in infrastructure projects. The Company operates businesses in North America, South America, Europe, Australasia and Asia. The Company has four operating segments. The Performance Coatings & Finishes Group manufactures and markets high-performance industrial and marine coatings. The Fiberglass-Composite Pipe Group manufactures and markets filament-wound and molded composite fiberglass pipe, tubing, fittings and well screens. The Water Transmission Group manufactures and supplies concrete and steel pressure pipe, concrete non-pressure pipe, protective linings for pipe, and fabricated steel products. The Infrastructure Products Group manufactures and sells ready-mix concrete, sand and aggregates, concrete pipe and culverts, and concrete and steel lighting and traffic poles. The markets served by the Performance Coatings & Finishes Group and the Fiberglass-Composite Pipe Group are worldwide in scope. The Water Transmission Group serves primarily the western U.S. The Infrastructure Products Group’s quarry and ready-mix business operates exclusively in Hawaii, and poles are sold throughout the U.S. Ameron also participates in several joint-venture companies, directly in the U.S. and Saudi Arabia, and indirectly in Kuwait and Egypt.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management’s Discussion and Analysis of Liquidity and Capital Resources and Results of Operations are based upon the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities during the reporting periods. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates.

The Company’s significant accounting policies are disclosed in Note 1 of Notes to Consolidated Financial Statements in the Company’s 2003 Annual Report. Management believes the following accounting policies affect the more significant estimates used in preparing the consolidated financial statements.

The consolidated financial statements include the accounts of Ameron and all wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated. The functional currencies for the Company’s foreign operations are the applicable local currencies. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted-average exchange rate during the period. The resulting translation adjustments are recorded in accumulated other comprehensive loss. The Company advances funds to certain foreign subsidiaries that are not expected to be repaid in the foreseeable future. Translation adjustments arising from these advances are also included in accumulated other comprehensive loss. The timing of repayments of intercompany advances could impact the components of equity on the Company’s consolidated balance sheets but would not be expected to impact consolidated income statements. Additionally, earnings of foreign subsidiaries are often reinvested outside the U.S. Repatriation of such earnings could result in unrecognized U.S. tax liability. Gains or losses resulting from foreign currency transactions are included in other income.

Revenue for the Performance Coatings & Finishes, Fiberglass-Composite Pipe and Infrastructure Products segments is recognized when risk of ownership and title pass, primarily at the time goods are shipped, provided that an agreement exists between the customer and the Company, the price is fixed or determinable and collection is reasonably assured. In limited circumstances within the Performance Coatings & Finishes Group, revenue recognition associated with shipment of coatings for marine dry dockings is delayed until product returns are processed. Revenue is recognized for the Water Transmission Group primarily under the percentage-of-completion method, typically based on completed units of production, since products manufactured under enforceable and binding construction contracts typically are designed for specific applications, are not interchangeable between projects, and are not manufactured for stock. In some cases, if products are manufactured for stock or are not related to specific construction contracts, revenue is recognized under the same criteria used by the other three segments. Revenue under the percentage-of-completion method is subject to a greater level of estimation, which affects the timing of revenue recognition, costs and profits. Estimates are reviewed on a consistent basis and are adjusted periodically to reflect current expectations.

The Company expenses environmental clean-up costs related to existing conditions resulting from past or current operations on a site-by-site basis. Liabilities and costs associated with these matters, as well as other pending litigation and asserted claims arising in the ordinary course of business, require estimates of future costs and judgements based on the knowledge and experience of management and its legal counsel. When estimates of the Company’s exposure can be reasonably estimated and are probable, liabilities and expenses are recorded. The ultimate resolution of any such exposure to the Company may differ due to subsequent developments.

Inventories are stated at the lower of cost or market with cost determined principally on the first-in, first-out (FIFO) method. Certain steel inventories used by the Water Transmission Group are valued using the last-in, first-out (LIFO) method. Reserves are established for excess, obsolete and rework inventories based on age, estimates of salability and forecasted future demand. Management records an allowance for doubtful accounts receivable based on historical experience and expected trends. A significant reduction in demand or significant worsening of customer credit quality could materially impact the Company’s consolidated financial statements. Property, plant and equipment is stated

on the basis of cost and depreciated principally on a straight-line method based on the estimated useful lives of the related assets, generally two to 40 years.

Investments in unconsolidated joint ventures or affiliates (“joint ventures”) over which the Company has significant influence are accounted for under the equity method of accounting, whereby the investment is carried at the cost of acquisition, plus the Company’s equity in undistributed earnings or losses since acquisition. Investments in joint ventures over which the Company does not have the ability to exert significant influence over the investee’s operating and financing activities are accounted for under the cost method of accounting. The Company’s investment in TAMCO is accounted for under the equity method. Investments in Ameron Saudi Arabia, Ltd., Bondstrand, Ltd. and Oasis-Ameron, Ltd. are accounted for under the cost method due to management’s current assessment of the Company’s influence over these joint ventures.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the estimated future, undiscounted cash flows from the use of an asset are less than its carrying value, a write-down is recorded to reduce the related assets to estimated fair value.

The Company is self insured for a portion of the losses and liabilities primarily associated with workers’ compensation claims and general, product and vehicle liability. Losses are accrued based upon the Company’s estimates of the aggregate liability for claims incurred using historical experience and certain actuarial assumptions followed in the insurance industry. The estimate of self insurance liability includes an estimate of incurred but not reported claims, based on data compiled from historical experience. Actual experience could differ significantly from these estimates and could materially impact the Company’s consolidated financial statements.

The Company follows the guidance of Statement of Financial Accounting Standards (“SFAS”) No. 87, “Employers’ Accounting for Pensions,”and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” when accounting for pension and other postretirement benefits. Under these accounting standards, assumptions are made regarding the valuation of benefit obligations and, in certain cases the performance of plan assets that are controlled and invested by third-party fiduciaries. Delayed recognition of differences between actual results and expected or estimated results is a guiding principle of these standards. Such delayed recognition provides a gradual recognition of benefit obligations and investment performance over the working lives of the employees who benefit under the plans, based on various assumptions. Unforecasted program changes, including termination, freezing of benefits or acceleration of benefits, could result in an immediate recognition of unrecognized benefit obligations; and such recognition could materially impact the Company’s consolidated financial statements. Assumed discount rates are used to calculate the present value of benefit payments which are projected to be made in the future, including projections of increases in employees’ annual compensation and health care costs. Management also projects the future return on invested assets based principally on prior performance and future expectations. These projected returns reduce the net benefit costs the Company records in the current period. Management consults with actuaries when determining these assumptions.

During 2003, the Company changed the assumed discount rate, expected rate of return on assets and projected rates of increase in compensation levels and health care costs. The discount rate is based on market interest rates. At November 30, 2003, the Company decreased the discount rate from 6.75% to 6.00% as a result of the then current market interest rates on long-term, fixed-income debt securities of highly-rated corporations. In estimating the expected return on assets, the Company considers past performance and future expectations for various types of investments as well as the expected long-term allocation of assets. At November 30, 2003, the Company reduced the expected long-term rate of return on assets assumption from 9.75% to 8.75% to reflect reduced expectations for future returns in the equity markets. In projecting the rate of increase in compensation levels, the Company considers movements in inflation rates as reflected by market interest rates. At November 30, 2003, the Company decreased the assumed annual rate of compensation increase from 4.25% to 3.50%. In selecting the rate of increase in health care costs, the Company considers past performance and forecasts of future health care cost trends. At November 30, 2003, the Company increased the rate of increase in health care costs from 9.00% to 10.00%, decreasing ratably until reaching 5.00% in 2008 and beyond.

Different assumptions would impact the Company’s projected benefit obligations and annual net periodic benefit costs related to pensions, and the accrued other benefit obligations and benefit costs related to postretirement benefits. The following reflects the impact associated with a change in certain assumptions (in thousands):

	1% Increase		1% Decrease
	Increase (Decrease) in Benefit Obligations	Increase (Decrease) in Benefit Costs	Increase (Decrease) in Benefit Obligations	Increase (Decrease) in Benefit Costs

Discount Rate:
Pensions	$(24,989)	$(3,130)	$30,639	$3,849
Other postretirement benefits	(272)	(13)	319	(3)
Expected rate of return on assets	Not Applicable	(1,303)	Not Applicable	1,303
Rate of increase in compensation levels	4,731	1,032	(4,274)	(889)
Rate of increase in health care costs	111	16	(96)	(18)

Additional information regarding pensions and other postretirement benefits is disclosed in Note 15 of Notes to Consolidated Financial Statements in the Company’s 2003 Annual Report.

Management incentive compensation is accrued based on current estimates of the Company’s ability to achieve short-term and long-term performance targets.

Deferred income tax assets and liabilities are computed for differences between the financial statement and income tax bases of assets and liabilities. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to reverse. No deferred taxes have been provided for the undistributed earnings of Ameron’s foreign subsidiaries that are expected to be permanently reinvested offshore. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amounts expected to be realized. Quarterly income taxes are estimated based on the mix of income by jurisdiction forecasted for the full fiscal year. The Company believes that it has adequately provided for tax-related matters. The Company is subject to examination by taxing authorities in various jurisdictions. Matters raised upon audit may involve substantial amounts and could be material. Management considers it unlikely that resolution of any such matters would have a material adverse effect upon the Company’s consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

During 2003, the Company generated $43.2 million of cash from operating activities compared to $54.6 million in the same period in 2002. The lower operating cash flow in 2003 was due to an increase in operating assets partially offset by an increase in operating liabilities. Much of the asset change came from higher receivables and higher other assets. Receivables grew due to increased sales and the timing of collections. Other assets rose due to an increase in the cash surrender value of life insurance policies related to executive benefit plans and prepaid costs related to pensions. Operating liabilities increased due partly to higher pension liabilities and also to deferred payments associated with the settlement of the Central Arizona Project lawsuits reached in January 2003.

Net cash used in investing activities totaled $13.9 million in 2003, compared to $14.0 million in 2002. Net cash used in investing activities consisted of proceeds from the sale of assets, including $3.0 million from the sale of the Company’s interest in a Mexican coatings venture in 2003, offset by capital expenditures which were primarily for normal replacement and upgrades of machinery and equipment. Additionally, a coatings distribution warehouse was purchased in 2003 for $1.3 million. During the fiscal year ending November 30, 2004, the Company anticipates spending between $20 and $30 million on capital expenditures. Capital expenditures are expected to be funded by existing cash balances, cash generated from operations or additional borrowings.

Net cash used in financing activities was $19.8 million in 2003, compared to $41.9 million in 2002. The net cash used in 2003 consisted of the net repayment of debt of $18.8 million, debt issuance costs of $1.6 million, payment of common stock dividends totaling $6.1 million, offset by $6.6 million from the issuance of common stock related to the exercise of stock options.

In January 2003, the Company finalized a three-year, $100 million revolving credit facility with six banks (the “Revolver”). Under the Revolver, the Company may, at its option, borrow at floating interest rates based on specified margins over money market rates, at any time until January 2006, when all borrowings under the Revolver must be repaid. Also in January 2003, the Company issued $50 million of notes payable to an insurance company at a fixed rate of 5.36%. These fixed-rate notes are payable $10 million per year beginning in November 2005, with a final maturity in November 2009. The Revolver and the 5.36% notes payable replaced a $150 million revolving credit facility that was maintained at November 30, 2002.

The lending agreements contain various restrictive covenants, including the requirement to maintain specified amounts of net worth and restrictions on cash dividends, borrowings, liens, investments and guarantees. The Company is required to maintain consolidated net worth of $181.5 million plus 50% of net income and 75% of proceeds from any equity issued after January 24, 2003. The Company’s consolidated net worth exceeded the covenant amount by $71.1 million as of November 30, 2003. The Company is required to maintain a consolidated leverage ratio of consolidated funded indebtedness to earnings before interest, taxes, depreciation and amortization (“EBITDA”) of no more than 3 times. As of November 30, 2003, the Company maintained a consolidated leverage ratio of 1.43 times EBITDA. The Revolver and the notes payable require that the Company maintain qualified consolidated tangible assets at least equal to the outstanding secured funded indebtedness. As of November 30, 2003 qualifying tangible assets equaled 1.89 times funded indebtedness. Under the most restrictive fixed charge coverage ratio, the sum of EBITDA, rental expense and cash taxes must be at least 1.5 times the sum of interest expense, rental expense, dividends and scheduled funded debt payments. As of November 30, 2003, the Company maintained a ratio of 2.38.

Cash and cash equivalents at November 30, 2003 totaled $20.4 million, an increase of $10.0 million from November 30, 2002. At November 30, 2003, the Company had total debt outstanding of $94.4 million and approximately $104 million in unused committed and uncommitted credit lines available from foreign and domestic banks. The Company’s highest borrowing and the average borrowing levels during 2003 were $166.6 million and $107.7 million, respectively. The highest borrowing was $50.0 million higher than necessary to fund operations due to the refinancing in 2003, as the new debt was issued prior to the repayment of the replaced debt.

Management believes that cash flows from operations and current cash balances, together with currently available lines of credit will be sufficient to meet operating requirements in 2004. Cash available from operations could be affected by any general economic downturn or any downturn or adverse changes in the Company’s business, such as loss of customers or significant raw material price increases. Management believes it is unlikely that business or economic conditions will worsen or that costs will increase sufficiently to impact short-term liquidity.

The Company’s contractual obligations and commercial commitments at November 30, 2003 are summarized as follows (in thousands):

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years

Long-Term Debt (a)	$94,377	$8,333	$40,344	$20,000	$25,700

Operating Leases	36,963	4,694	6,385	4,147	21,737

Total Contractual Obligations (b)	$131,340	$13,027	$46,729	$24,147	$47,437

	Commitments Expiring Per Period
Commercial Commitments	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Standby Letters of Credit (c)	$2,150	$2,150	$—	$—	$—

Total Commercial Commitments (b)	$2,150	$2,150	$—	$—	$—

(a)          Included in long-term debt is $3,677 outstanding under a revolving credit facility, due in 2006, supported by the Revolver.

(b)         The Company has no capitalized lease obligations, unconditional purchase obligations, or standby repurchase obligations.

(c)          Not included are standby letters of credit totaling $16,065 supporting industrial development bonds with a principal of $15,700. The principal amount of the industrial development bonds is included in long-term debt.

RESULTS OF OPERATIONS: 2003 COMPARED WITH 2002

General

Net income totaled $29.9 million, or $3.67 per diluted share, on sales of $600.5 million for the year ended November 30, 2003, compared to net income of $28.1 million, or $3.49 per diluted share, on sales of $539.5 million for the same period in 2002. All operating segments had higher sales. The Performance Coatings & Finishes and Fiberglass-Composite Pipe Groups had higher segment income, while the Water Transmission and Infrastructure Products Groups had lower segment income. The increase in net income came from higher sales and higher gross profit, offset by higher selling, general and administrative expenses and lower equity in earnings of TAMCO.

Sales

Sales increased by $61.0 million in 2003. While all operating segments improved, the largest gains came from the Company’s Fiberglass-Composite Pipe and the Water Transmission businesses. The Fiberglass-Composite Pipe Group benefited from strong demand in Asia for fiberglass piping for construction of offshore oil and marine vessels, and the Water Transmission Group’s increase came from the fabrication of steel pilings for the San Francisco/Oakland Bay Bridge.

Performance Coatings & Finishes’ sales increased by $7.0 million due to the appreciation of foreign currencies relative to the U.S. dollar. Sales in local currencies by operations outside the U.S. were relatively flat, while sales in the U.S. were lower.  Sales of protective coatings in the U.S. declined due to continued sluggishness in U.S. chemical, industrial and marine markets caused by general economic conditions. The industrial markets in Europe were similarly sluggish. However, the international demand for offshore and marine coatings improved in 2003. Future improvements by the group remain dependent on increased spending in worldwide industrial, marine and offshore markets, which appear to be strengthening. A market improvement should bode well for the Performance Coatings & Finishes Group.

Fiberglass-Composite Pipe’s sales increased by $26.2 million due primarily to the strength of Asian operations and partly to the impact of favorable foreign exchange rates. Asian operations benefited from the strong worldwide demand for oil tankers and offshore production vessels driven by high oil prices. The industrial markets in the U.S. and Europe remained depressed due to general economic conditions. Sales of onshore oilfield piping improved during 2003 as oil prices remained at a relatively high level and oilfield spending increased. The outlook for the Fiberglass-Composite Pipe Group is positive and improving.

The Water Transmission Group’s sales increased in 2003 by $20.5 million due to sales of steel pilings for the San Francisco/Oakland Bay Bridge. Sales of concrete and steel pipe for fresh and waste water applications declined during the year due to a cyclical slowdown in the water market in the western U.S. Revenue is recognized in the Water Transmission Group primarily under the percentage-of-completion method and is subject to a certain level of estimation, which affects the timing of revenue recognition, costs and profits. Estimates are reviewed on a consistent basis and are adjusted when actual results are expected to significantly differ from those estimates. Water Transmission’s year-end backlog was lower than at the end of 2002, reflecting the recent lull in water projects in the western U.S.  The business may be unable to sustain the unusually high level of the last several years in 2004; however, the future outlook for the Water Transmission Group remains positive.

Infrastructure Products’ sales increased by $6.9 million due to strong housing and commercial construction spending, which was spurred by low interest rates. Ameron’s Hawaiian operations benefited from improved demand for ready-mix concrete and concrete pipe used for public infrastructure, housing and military construction. Ameron’s pole business had higher sales of concrete poles used in street lighting, primarily associated with housing starts. Sales of steel traffic poles declined due to the lack of steel tubes. The outlook for the Infrastructure Products Group remains favorable.

Gross Profit

Gross profit in 2003 was $166.5 million, or 27.7% of sales, compared to gross profit of $141.9 million, or 26.3% of sales, in 2002. Gross profit increased $24.6 million due to higher sales and improved margins. Overall margins improved primarily due to a change in product mix as the proportion of higher-margin fiberglass-pipe sales increased.

Gross profit of the Performance Coatings & Finishes Group increased by $2.8 million, with $2.0 million from higher profit on increased sales and $.8 million from higher margins. Margins improved due to better inventory management in 2003, with lower reserves needed for obsolete and slow-moving inventory.

The Fiberglass-Composite Pipe Group’s gross profit increased $14.3 million in 2003. The increase was based almost equally on higher sales and higher margins. Gross profit margins improved due to lower raw material costs of $2.0 million, and improved plant efficiencies of $5.2 million. Plant efficiencies improved due to more balanced use of capacity and cost containment programs initiated in 2002.

Gross profit of the Water Transmission Group increased $4.2 million due to higher sales. However, profit margins decreased, offsetting the increase in gross profit by approximately $1.0 million. Margins were impacted by a change in product mix in 2003 due to the higher level of lower-margin steel pilings. The supply of steel pilings for the San Francisco/Oakland Bay Bridge is roughly 50% completed. The balance of the pilings are expected to be supplied in 2004, thus margins in 2004 are expected to be similarly impacted as in 2003.

The Infrastructure Products Group’s gross profit increased $1.1 million, on slightly lower margins, due to higher sales. Margins declined as the mix of concrete pole sales included a higher proportion of lower-margin, smaller poles.

Additionally, gross profit was $2.1 million higher in 2003 due primarily to the establishment in 2002 of reserves associated with LIFO accounting of certain steel inventories and certain slow-moving fiberglass-pipe inventories which did not repeat in 2003.

Selling, General and Administrative Expenses

Selling, general and administrative (“SG&A”) expenses totaled $127.4 million, or 21.2% of sales, in 2003, compared to $105.9 million, or 19.6%, in 2002. SG&A increased $21.5 million due to higher pension costs of $9.6 million and higher costs for third-party insurance coverage of $2.9 million. Additionally, SG&A in 2003 included higher new product development and marketing costs of $3.5 million, higher employee benefit costs of $2.8 million, higher legal fees of $1.4 million and higher marketing costs associated with higher sales of $.7 million. The appreciation of foreign currencies increased SG&A of the Company’s foreign operations by about $4.7 million in 2003; however, the increase was more than offset by the estimated impact of cost reduction programs initiated in 2002. Legal fees were higher due to asbestos and silica claims and due to lower recovery related to the Central Arizona Project lawsuits. In 2003, $1.0 million was recovered representing amounts agreed to be reimbursed to the Company by its own and a supplier’s insurance companies for past legal fees and costs in excess of the negotiated settlement of the Central Arizona Project lawsuits reached in January 2003. The resolution of the lawsuit enabled the reversal in 2002 of reserves totaling $1.7 million. Pension and insurance costs are expected to be stable in 2004.

Equity in Earnings of Joint Venture and Other Income

Equity in earnings of joint venture decreased to $.7 million in 2003 from $3.6 million in 2002. Equity income declined due to TAMCO, Ameron’s 50%-owned mini-mill in California. Ameron’s equity in TAMCO’s earnings decreased as TAMCO suffered throughout 2003 from higher energy and scrap costs. Energy costs reflected the lingering impact of California’s electricity crisis. Scrap costs rose due to demand for Asian consumption. TAMCO is increasing pricing to recoup these cost increases, and operating results for TAMCO are expected to improve in 2004.

Other income increased to $10.9 million in 2003 from $9.8 million in 2002. Other income included earnings from investments accounted for under the cost method, royalties and fees from licensees, foreign currency transaction gains and losses, and other miscellaneous income. Included in 2003 was a gain of $2.5 million on the sale of Ameron’s minority interest in a Mexican coatings venture. Income from investments accounted for under the cost method increased from $5.9 million in 2002 to $6.3 million in 2003. The increase was due primarily to higher dividends received from Ameron’s fiberglass-pipe joint venture in Saudi Arabia. The near-term outlook for Ameron’s Saudi Arabian joint ventures is uncertain given the competitive environment facing each business.

Interest

Interest expense totaled $6.6 million in 2003, compared to $6.8 million in 2002. The decrease reflected lower average borrowing levels in 2003 offset by the higher interest on the fixed-rate notes placed early in 2003.

Provision for Income Taxes

The provision for income taxes in 2003 was $14.1 million, a decrease of $.4 million from 2002. The effective tax rate decreased to 32% in 2003 from 34% in 2002. The effective tax rate was lower due to the increase of foreign profits, especially from Asia, and lower foreign income tax rates.

RESULTS OF OPERATIONS: 2002 COMPARED WITH 2001

General

Net income totaled $28.1 million, or $3.49 per diluted share, on sales of $539.5 million for the year ended November 30, 2002, compared to net income of $27.7 million, or $3.45 per diluted share, on sales of $551.4 million for the same period in 2001. Higher segment income from the Infrastructure Products Group more than offset lower segment income from the other three groups. The overall improvement in net income came primarily from higher operating margins, higher equity income and lower interest expense.

Sales

Sales decreased by $11.9 million in 2002 primarily due to the sluggishness in U.S. and European chemical and industrial markets, as well as softening in the worldwide oilfield market, that negatively impacted the Company’s Fiberglass-Composite Pipe and Performance Coatings & Finishes Groups. The strong U.S. housing market and continued infrastructure spending helped boost sales of the Water Transmission and Infrastructure Products Groups.

Performance Coatings & Finishes’ sales decreased by $5.4 million because of the decline in sales of high-performance protective coatings by the Company’s U.S. and European operations due to general economic conditions. Market demand remained weak throughout 2002. Sales of light-industrial finishes in Australia and New Zealand were higher, reflecting improved economic conditions.

The Fiberglass-Composite Pipe Group’s sales decreased by $18.5 million in 2002, compared to 2001, due to sluggishness in domestic and European industrial and fuel-handling markets, as well as softening in the worldwide oilfield market. Demand for oilfield piping remained lower throughout the year because of lower spending associated with uncertainty regarding the sustainability of oil prices. Additionally, Ameron’s U.S. industrial business completed deliveries of a large water pipeline for a project in California during 2001 that did not repeat in 2002.

The Water Transmission Group had $1.8 million higher sales in 2002 than in 2001, primarily as a result of a major sewer pipe project in Southern California and demand for water piping to meet the needs of population growth, infrastructure rehabilitation and the energy markets. During 2002, the Water Transmission Group received a $57 million contract to provide steel pilings for the renovation of the San Francisco / Oakland Bay Bridge. The project did not materially impact 2002.

The Infrastructure Products Group completed 2002 with $9.8 million higher sales. Ameron’s Hawaiian operations benefited from the continued strength of residential, military and road construction in Hawaii. Sales of poles increased as low interest rates continued to drive the strong U.S. housing market.

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

Performance Coatings & Finishes’ benefited from productivity enhancements, as well as favorable raw material costs. Likewise, margins of the Fiberglass-Composite Pipe Group improved as a result of profitability enhancements, favorable product and project mix and lower raw material costs. Margins of the Water Transmission Group declined due to unfavorable product and project mix and production delays associated with the San Francisco/Oakland Bay Bridge. Infrastructure Products had higher margins as a result of the better product mix, increased plant utilization and more consistent production by the new concrete pole plant in Alabama.

Selling, General and Administrative Expenses

Selling, general and administrative expenses totaled $105.9 million or 19.6% of sales in 2002, compared to $101.8 million or 18.5% in 2001. The $4.1 million increase in expenses was due primarily to higher pension costs of approximately $4.9 million, and severance and productivity enhancement costs for the U.S. and European Fiberglass-Composite Pipe operations and U.S. Performance Coatings & Finishes operation of $2.1 million . Partially offsetting the increases was a reversal of $1.7 million of reserves previously established for the Central Arizona Project lawsuit, based on the settlement reached in early 2003.

Equity in Earnings of Joint Venture and Other Income

Equity in earnings of joint venture increased to $3.6 million in 2002 from $2.3 million in 2001. Equity income improved as TAMCO benefited from continued demand for rebar in the western U.S. and stable energy supplies.

Other income included earnings from investments accounted for under the cost method, royalties and fees from licensees, foreign currency transaction gains and losses, and other miscellaneous income. Other income decrease to $9.8 million from $10.3 million in 2001 primarily due to lower royalties and fees. Income from investments accounted for under the cost method decreased from $6.3 million in 2001 to $5.9 million in 2002. The decrease was due primarily to reduced dividends from Ameron’s coatings ventures in Mexico and Saudi Arabia.

Interest

Interest expense totaled $7.0 million in 2002, compared to $10.5 million in 2001. The decrease reflected lower rates and lower average borrowing levels in 2002 than in 2001.

Provision for Income Taxes

The effective tax rate increased to 34% in 2002 from 28% in 2001. The provision for income taxes in 2002 was $14.5 million, an increase of $3.6 million from 2001. In 2001, the Company recorded a $4.0 million benefit from research and development credits related to the 1990 through 2000 tax years, which did not repeat in 2002.

OFF-BALANCE SHEET FINANCING

The Company does not have any off-balance sheet financing, other than listed in the liquidity and capital resources section herein. All the Company’s subsidiaries are included in the financial statements, and the Company does not have relationships with any special purpose entities.

MARKET RISKS

Foreign Currency Risk

The Company operates internationally, giving rise to exposure to market risks from changes in foreign exchange rates. From time to time, the Company borrows in various currencies to reduce the level of net assets subject to changes in foreign exchange rates. In addition, the Company purchases foreign exchange forward and option contracts to hedge firm commitments, such as receivables and payables, denominated in foreign currencies. The Company does not use the contracts for speculative or trading purposes. At November 30, 2003, the Company had 27 foreign currency forward contracts expiring at various dates through May 2004, with an aggregate face value and fair value of $9.4 million and $9.5 million, respectively. Such instruments are carried at fair value, with related adjustments recorded within other income.

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

As of November 30, 2003, the estimated fair value of notes payable by the Company totaling $25.0 million, with a fixed rate of 7.92%, was $27.1 million. The Company is required to repay these notes in annual installments of $8.3 million from 2004 to 2006, inclusive. As of November 30, 2003, the estimated fair value of notes payable by the Company totaling $50.0 million, with a fixed rate of 5.36%, was $50.4 million. The Company is required to repay these notes in annual installments of $10.0 million from 2005 to 2009, inclusive. The Company had $7.2 million of variable-rate industrial development bonds payable at a rate of 1.20% as of November 30, 2003, payable in 2016. The Company also had $8.5 million of variable-rate industrial development bonds payable at a rate of 1.35% as of November 30, 2003, payable in 2021. As of November 30, 2003, the Company borrowed $3.7 million under a revolving credit facility supported by the Revolver which permits borrowings up to $100 million through January, 2006. The average interest rate of such borrowings was 4.75% as of November 30, 2003.

CONTINGENCIES

The Company is one of numerous defendants in various asbestos-related personal injury lawsuits. These cases generally seek unspecified damages for asbestos-related diseases based on alleged exposure to certain products previously manufactured by the Company and others, and at this time the Company is generally not aware of the extent of injuries allegedly suffered by the individuals or the facts supporting the claim that injuries were caused by the Company’s products. Based upon the information available to it at this time, the Company is not in a position to evaluate its potential exposure, if any, as a result of such claims. Hence, no amounts have been accrued for loss contingencies related to these lawsuits in accordance with SFAS No. 5, “Accounting for Contingencies.” The Company continues to vigorously defend all such lawsuits. As of November 30, 2003, the Company was a defendant in asbestos-related cases involving 17,447 claimants, compared to 8,382 claimants as of November 30, 2002. The Company is not in a position to estimate the number of additional claims that may be filed against it in the future. For the fiscal year ended November 30, 2003, there were new claims involving 9,279 claimants, dismissals and/or settlements involving 211 claimants and judgments involving 3 claimants. Net costs and expenses incurred by the Company for the fiscal year ended November 30, 2003 in connection with asbestos-related claims were less than $.6 million.

The Company is one of numerous defendants in various silica-related personal injury lawsuits. These cases generally seek unspecified damages for silica-related diseases based on alleged exposure to certain products previously manufactured by the Company and others, and at this time the Company is not aware of the extent of injuries allegedly suffered by the individuals or the facts supporting the claim that injuries were caused by the Company’s products. Based upon the information available to it at this time, the Company is not in a position to evaluate its potential exposure, if any, as a result of these claims. Hence, no amounts have been accrued for loss contingencies related to these lawsuits in accordance with SFAS No. 5. The Company continues to vigorously defend all such lawsuits. As of November 30, 2003, the Company was a defendant in silica-related cases involving 6,847 claimants, compared to 48 claimants as of November 30, 2002. The Company is not in a position to estimate the number of additional claims that may be filed against it in the future. For the fiscal year ended November 30, 2003, there were new claims involving 6,880 claimants, dismissals and/or settlements involving 81 claimants and no judgments. Net costs and expenses incurred by the Company for the fiscal year ended November 30, 2003 in connection with silica-related claims were about $.3 million.

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

CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of November 30, 2003 pursuant to Exchange Act Rule 13a-14.  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company’s periodic Securities and Exchange Commission filings.  No significant changes were made in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to November 30, 2003.

NEW ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities” in January 2003, and issued a revision in December 2003. FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” and addresses consolidation by business enterprises of variable interest entities. FIN No. 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risk among the parties involved. FIN No. 46 also enhances the disclosure requirements related to variable interest entities. This statement is effective for the Company for variable interest entities in the quarter ending May 31, 2004. The adoption of FIN No. 46 is not expected to have a material impact on the Company’s consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 149 requires that contracts with comparable characteristics be accounted for similarly. In particular, SFAS No. 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative discussed in paragraph 6(b) of SFAS No. 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to language used in FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” and (4) amends certain other existing pronouncements. SFAS No. 149 will result in more consistent reporting of contracts as either derivatives or hybrid instruments. SFAS No. 149 is effective prospectively for contracts entered into or modified after June 30, 2003, except in certain circumstances, and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company’s consolidated financial statements.

On May 15, 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which was effective May 31, 2003 for all new and modified financial instruments. SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS No. 150 requires that those instruments be classified as liabilities (or assets in some circumstances). The adoption of SFAS No. 150 did not have a material impact on the Company’s consolidated financial statements.

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

CONSOLIDATED STATEMENTS OF INCOME

	Year ended November 30,
(Dollars in thousands, except per share data)	2003	2002	2001

Sales	$600,495	$539,473	$551,396
Cost of sales	(434,007)	(397,590)	(413,312)

Gross profit	166,488	141,883	138,084
Selling, general and administrative expenses	(127,392)	(105,898)	(101,828)
Equity in earnings of joint venture	667	3,597	2,279
Other income, net	10,852	9,767	10,269

Income before interest and income taxes	50,615	49,349	48,804
Interest expense, net	(6,645)	(6,836)	(10,213)

Income before income taxes	43,970	42,513	38,591
Provision for income taxes	(14,070)	(14,454)	(10,850)

Net income	$29,900	$28,059	$27,741

Net income per share (basic)	$3.77	$3.61	$3.58
Net income per share (diluted)	$3.67	$3.49	$3.45

Weighted-average shares (basic)	7,925,229	7,772,032	7,742,690
Weighted-average shares (diluted)	8,149,460	8,052,164	8,048,588

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

	As of November 30,
(Dollars in thousands, except per share data)	2003	2002

ASSETS
Current assets
Cash and cash equivalents	$20,390	$10,360
Receivables, less allowances of $8,168 in 2003 and $6,652 in 2002	155,629	131,283
Inventories	91,371	88,020
Deferred income taxes	19,241	16,528
Prepaid expenses and other current assets	8,882	6,671

Total current assets	295,513	252,862

Investments in joint ventures
Equity method	13,064	12,940
Cost method	5,479	5,987

Property, plant and equipment
Land	37,787	35,730
Buildings	84,426	75,147
Machinery and equipment	283,123	267,607
Construction in progress	6,169	4,400

Total property, plant and equipment at cost	411,505	382,884
Accumulated depreciation	(260,919)	(237,642)

Total property, plant and equipment, net	150,586	145,242
Deferred income taxes	6,744	—
Intangible assets, net of accumulated amortization of $9,738 in 2003 and $8,551 in 2002	13,526	13,013
Other assets	48,580	32,898

Total assets	$533,492	$462,942

The accompanying notes are an integral part of these consolidated financial statements.

	As of November 30,
	2003	2002
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	$—	$1,009
Current portion of long-term debt	8,333	8,333
Trade payables	47,512	46,295
Accrued liabilities	53,091	45,994
Income taxes payable	9,568	2,026

Total current liabilities	118,504	103,657

Long-term debt, less current portion	86,044	102,823
Other long-term liabilities	72,832	44,636

Total liabilities	277,380	251,116

Commitments and contingencies
Stockholders’ equity

Common stock, par value $2.50 a share, authorized 12,000,000 shares, outstanding 8,214,563 shares in 2003 and 3,945,662 shares in 2002, net of treasury shares	27,186	13,198
Additional paid-in capital	16,443	23,950
Unearned restricted stock	(1,481)	(2,164)
Retained earnings	294,255	270,449
Accumulated other comprehensive loss	(31,768)	(44,948)
Treasury stock (2,659,810 shares in 2003 and 1,333,655 in 2002)	(48,523)	(48,659)

Total stockholders’ equity	256,112	211,826

Total liabilities and stockholders’ equity	$533,492	$462,942

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Additional Paid-in Capital	Unearned Restricted Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total
(Dollars in thousands)	Shares Outstanding	Amount

December 1, 2000 balance	3,869,357	$13,007	$17,857	$—	$224,620	$(24,382)	$(48,672)	$182,430

Net income — 2001					27,741			27,741
Exercise of stock options	3,650	10	120					130
Foreign currency translation adjustment						95		95
Comprehensive loss from joint venture						(2,687)		(2,687)
Cash dividends on common stock					(4,955)			(4,955)
Treasury stock adjustment							13	13
Stock compensation expense			1,480					1,480

November 30, 2001 balance	3,873,007	13,017	19,457	—	247,406	(26,974)	(48,659)	204,247

Net income — 2002					28,059			28,059
Exercise of stock options	32,655	81	1,146					1,227
Foreign currency translation adjustment						7,182		7,182
Minimum pension liability adjustment, net of tax						(25,171)		(25,171)
Comprehensive income from joint venture						15		15
Cash dividends on common stock					(5,016)			(5,016)
Stock compensation expense			713					713
Issuance of restricted stock	40,000	100	2,634	(2,734)				—
Amortization of restricted stock				570				570

November 30, 2002 balance	3,945,662	13,198	23,950	(2,164)	270,449	(44,948)	(48,659)	211,826

Net income — 2003					29,900			29,900
Stock dividends	3,945,662	13,224	(13,224)					—
Exercise of stock options	323,239	764	5,722				136	6,622
Foreign currency translation adjustment						14,847		14,847
Minimum pension liability adjustment, net of tax						(2,399)		(2,399)
Comprehensive income from joint venture						732		732
Cash dividends on common stock					(6,094)			(6,094)
Stock compensation expense			(5)					(5)
Amortization of restricted stock				683				683
November 30, 2003 balance	8,214,563	$27,186	$16,443	$(1,481)	$294,255	$(31,768)	$(48,523)	$256,112

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended November 30,
(In thousands)	2003	2002	2001
Net income	$29,900	$28,059	$27,741
Foreign currency translation adjustment	14,847	7,182	95
Minimum pension liability adjustment, net of tax	(2,399)	(25,171)	—
Comprehensive income (loss) from joint venture	732	15	(2,687)
Comprehensive income	$43,080	$10,085	$25,149

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended November 30,
(In thousands)	2003	2002	2001

OPERATING ACTIVITIES
Net income	$29,900	$28,059	$27,741
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	18,093	18,032	17,820
Amortization	278	540	813
(Benefit) provision for deferred income taxes	(4,654)	5,960	8,865
Net earnings and distributions from joint ventures	609	(132)	306
(Gain) loss from sale of investment, property,
plant and equipment	(2,385)	(71)	56
Stock compensation expense	678	1,283	1,480
Other, net	401	—	—
Changes in operating assets and liabilities:
Receivables	(16,457)	8,194	3,905
Inventories	125	6,249	(10,312)
Prepaid expenses and other current assets	(1,973)	105	(352)
Other assets	(14,113)	(1,635)	(8,103)
Trade payables	(1,343)	(2,147)	5,573
Accrued liabilities and income taxes payable	12,963	(3,134)	(22,029)
Other long-term liabilities	21,104	(6,669)	1,969

Net cash provided by operating activities	43,226	54,634	27,732

INVESTING ACTIVITIES
Proceeds from sale of investment, property, plant and equipment	3,224	504	867
Additions to property, plant and equipment	(17,107)	(14,514)	(19,297)

Net cash used in investing activities	(13,883)	(14,010)	(18,430)

FINANCING ACTIVITIES
Net change in short-term borrowings	(1,752)	(3,298)	(954)
Issuance of debt	61,416	4,123	11,808
Repayment of debt	(78,456)	(38,918)	(15,492)
Debt issuance costs	(1,581)	—	—
Dividends on common stock	(6,094)	(5,016)	(4,955)
Issuance of common stock	6,486	1,227	130
Change in treasury stock	136	—	13

Net cash used in financing activities	(19,845)	(41,882)	(9,450)

Effect of exchange rate changes on cash and cash equivalents	532	303	(51)

Net change in cash and cash equivalents	10,030	(955)	(199)
Cash and cash equivalents at beginning of year	10,360	11,315	11,514

Cash and cash equivalents at end of year	$20,390	$10,360	$11,315

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

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Significant estimates include revenue and costs recorded under percentage of completion accounting, assumptions related to benefit plans, goodwill, and reserves associated with management incentives, receivables, inventories, income taxes, self insurance and environmental and legal contingencies. Actual results could differ from those estimates.

Revenue Recognition

Revenue for the Performance Coatings & Finishes, Fiberglass-Composite Pipe and Infrastructure Products segments is recognized when risk of ownership and title pass, primarily at the time goods are shipped, provided that an agreement exists between the customer and the Company, the price is fixed or determinable and collection is reasonably assured. In limited circumstances within the Performance Coatings & Finishes Group, revenue recognition associated with shipment of coatings for marine dry dockings is delayed until product returns are processed. Revenue is recognized for the Water Transmission Group primarily under the percentage-of-completion method, typically based on completed units of production, since products manufactured under enforceable and binding construction contracts typically are designed for specific applications, are not interchangeable between projects, and are not manufactured for stock. In some cases, if products are manufactured for stock or are not related to specific construction contracts, revenue is recognized under the same criteria used by the other three segments.  Revenue under the percentage-of-completion method is subject to a greater level of estimation, which affects the timing of revenue recognition, costs and profits. Estimates are reviewed on a consistent basis and are adjusted periodically to reflect current expectations.

Research and Development Costs

Research and development costs, which relate primarily to the development, design and testing of products, are expensed as incurred. Such costs, which are included in selling, general and administrative expenses, were approximately $5,653,000 in 2003, $4,356,000 in 2002, and $5,550,000 in 2001.

Environmental Clean-up Costs

The Company expenses environmental clean-up costs related to existing conditions resulting from past or current operations. The Company determines its liability on a site-by-site basis and records a liability at the time when assessments and/or remediation are probable and can be reasonably estimated.

Income Taxes

Deferred income tax assets and liabilities are computed for differences between the financial statement and income tax bases of assets and liabilities. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to reverse. Valuation allowances are established to reduce deferred income tax assets to the amounts expected to be realized.

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

Inventory Valuation

Inventories are stated at the lower of cost or market with cost determined principally on the first-in, first-out (FIFO) method. Certain steel inventories used by the Water Transmission Group are valued using the last-in, first-out (LIFO) method. Reserves are established for excess, obsolete and rework inventories based on age, estimates of salability and forecasted future demand.

Joint Ventures

Investments in unconsolidated joint ventures or affiliates (“joint ventures”) over which the Company has significant influence are accounted for under the equity method of accounting, whereby the investment is carried at the cost of acquisition, plus the Company’s equity in undistributed earnings or losses since acquisition. Investments in joint ventures over which the Company does not have the ability to exert significant influence over the investee’s operating and financing activities are accounted for under the cost method of accounting. The Company’s investment in TAMCO is accounted for under the equity method. Investments in Ameron Saudi Arabia, Ltd., Bondstrand, Ltd. and Oasis-Ameron, Ltd. are accounted for under the cost method due to management’s current assessment of the Company’s influence over these joint ventures.

Property, Plant and Equipment

Items capitalized as property, plant and equipment, including improvements to existing facilities, are recorded at cost. Construction in progress represents capital expenditures incurred for assets not yet placed in service. Capitalized interest was not material for the periods presented.

Depreciation is computed principally using the straight-line method based on estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the life of the improvement or the term of the lease. Useful lives are as follows:

Useful Lives in Years
Buildings	10-40
Machinery and equipment
Autos, trucks and trailers	2-15
Cranes and tractors	7-10
Manufacturing equipment	3-15
Other	2-20

Goodwill and Intangible Assets

Intangible assets are amortized on a straight-line basis over periods ranging from three to 15 years.

The cost of an acquired business is allocated to the net assets acquired based on the estimated fair values at the date of acquisition. The excess of the cost of an acquired business over the aggregate fair value is recorded as goodwill. Goodwill is not amortized, but instead tested for impairment at least annually. Such tests require managment to make estimates about future cash flows and other factors to determine the fair value of the respective assets. Prior to 2003, goodwill was amortized using the straight-line method over periods ranging up to 40 years.

The Company reviews the recoverability of intangible and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the estimated future, undiscounted cash flows from the use of an asset are less than its carrying value, a write-down is recorded to reduce the related asset to estimated fair value.

Self Insurance

The Company typically utilizes third party insurance subject to varying retention levels or self insurance. The Company is self insured for a portion of the losses and liabilities primarily associated with workers’ compensation claims and general, product and vehicle liability. Losses are accrued based upon the Company’s estimates of the aggregate liability for claims incurred using historical experience and certain actuarial assumptions followed in the insurance industry. The estimate of self insurance liability includes an estimate of incurred but not reported claims, based on data compiled from historical experience.

Foreign Currency Translation

The functional currencies for the Company’s foreign operations are the applicable local currencies. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted-average exchange rate during the period. The resulting translation adjustments are recorded in accumulated other comprehensive loss. The Company advances funds to certain foreign subsidiaries that are not expected to be repaid in the foreseeable future. Translation adjustments arising from these advances are also included in accumulated other comprehensive loss. Gains or losses resulting from foreign currency transactions are included in other income.

Derivative Financial Instruments and Risk Management

The Company operates internationally, giving rise to exposure to market risks from changes in foreign exchange rates. Derivative financial instruments, primarily foreign exchange contracts, are used by the Company to reduce those risks. The Company does not hold or issue financial or derivative financial instruments for trading or speculative purposes. As of November 30, 2003 and 2002 the Company had foreign currency forward contracts with an aggregate face value of approximately $9,367,000 and $6,623,000, respectively.

Fair Value of Financial Instruments

The fair value of financial instruments, other than long-term debt, approximates the carrying value because of the short-term nature of such instruments.

Concentration of Credit Risk

Financial instruments that subject the Company to credit risk consist primarily of cash equivalents, trade accounts receivable, and forward foreign exchange contracts. Credit risk with respect to trade accounts receivable is generally distributed over a large number of entities comprising the Company’s customer base and is geographically dispersed. The Company performs ongoing credit evaluations of its customers, maintains an allowance for potential credit losses and, in certain instances, maintains credit insurance. The Company actively evaluates the creditworthiness of the financial institutions with which it conducts business.

Stock-Based Compensation

The Company recognizes compensation expense associated with stock-based awards under the recognition and measurement principles of Accounting Principles Board (“APB”) No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. Accordingly, compensation cost is measured by the excess of the quoted market price of the stock over the option price on the grant date. No compensation expense associated with a stock-based award is recorded if the stock option exercise price equals the market price of the Company’s stock on the date of the grant.

In December 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosures.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” and provides alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123 to include pro forma presentation of net income and earnings per share as if the Company recorded compensation expense based on the fair value of stock-based awards. The Company has adopted the disclosure-only provisions of SFAS No. 123. (See Note 12.)

Accounting Changes

Effective December 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” In accordance with SFAS No. 142, goodwill is no longer amortized, but instead tested for impairment at least annually. Prior to 2003, goodwill was amortized using the straight-line method over its estimated period of benefit.

Effective December 1, 2002, the Company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations.” The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The statement requires that the fair value of the liability for an asset retirement obligation be recorded when incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. If the liability is settled for an amount other than the recorded balance, either a gain or loss will be recognized at settlement. The adoption of SFAS No. 143 did not have a material impact on the Company’s consolidated financial statements.

Effective December 1, 2002, the Company adopted SFAS No. 144, “Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets, provides guidance on implementation issues related to SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and addresses the accounting for a segment of a business accounted for as a discontinued operation. The adoption of SFAS No. 144 did not have a material impact on the Company’s consolidated financial statements.

Effective December 1, 2002, the Company adopted SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 rescinds both SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt” and SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” In so doing, SFAS No. 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated, and, if material, classified as an extraordinary item, net of the related income tax effect, unless the criteria in APB Opinion No. 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” are met. SFAS No. 145 amends SFAS No. 13, “Accounting for Leases,” to require that certain lease modifications that have economic effects similar to sale-leaseback transactions are accounted for in the same manner as sale-leaseback transactions. The adoption of SFAS No. 145 did not have a material impact on the Company’s consolidated financial statements.

The Company adopted SFAS No. 146, “Accounting for Exit or Disposal Activities,” during the quarter ended February 28, 2003.  SFAS No. 146 addresses issues regarding the recognition, measurement and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force has set forth in Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on the Company’s consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN No. 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees. FIN No. 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 specifically identifies certain obligations that are excluded from the provisions related to recognizing a liability at inception; however, these guarantees are subject to the disclosure requirements of FIN No. 45. The initial recognition and measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company’s disclosure of guarantees is included in Note 7, herein. The adoption of the recognition and measurement provisions of FIN No. 45 did not have a material impact on the Company’s consolidated financial statements.

New Accounting Pronouncements

FIN No. 46, “Consolidation of Variable Interest Entities” was issued in January 2003 and revised in December 2003. FIN clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” and addresses consolidation by business enterprises of variable interest entities. FIN No. 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risk among the parties involved. FIN No. 46 also enhances the disclosure requirements related to variable interest entities. This statement is effective for the Company for variable interest entities in the quarter ending May 31, 2004. The adoption of FIN No. 46 is not expected to have a material impact on the Company’s consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 149 requires that contracts with comparable characteristics be accounted for similarly. In particular, SFAS No. 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative discussed in paragraph 6(b) of Statement No. 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to language used in FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” and (4) amends certain other existing pronouncements. SFAS No. 149 will result in more consistent reporting of contracts as either derivatives or hybrid instruments. SFAS No. 149 is effective prospectively for contracts entered into or modified after June 30, 2003, except in certain circumstances, and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company’s consolidated financial statements.

On May 15, 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which was effective May 31, 2003 for all new and modified financial instruments. SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS No. 150 requires that those instruments be classified as liabilities (or assets in some circumstances). The adoption of SFAS No. 150 did not have a material impact on the Company’s consolidated financial statements.

Supplemental Cash Flow Information

(In thousands)	2003	2002	2001
Interest paid	$4,997	$6,996	$10,810

Income taxes paid	10,268	8,457	15,939

NOTE 2  Other Income

Other income was as follows for the years ended November 30:

(In thousands)	2003	2002	2001
Income from joint ventures- cost method	$6,311	$5,900	$6,250
Royalties, fees and other income	2,866	2,962	4,437
Gain on sale of investment	2,477	—	—
Foreign currency loss	(269)	(539)	(927)
Gain (loss) on sale of property, plant and equipment	(92)	71	(56)
Miscellaneous	(441)	1,373	565
	$10,852	$9,767	$10,269

NOTE 3  Receivables

Receivables were as follows at November 30:

(In thousands)	2003	2002
Trade	$153,041	$127,874
Joint ventures	2,461	2,653
Other	8,295	7,408
Allowances	(8,168)	(6,652)
	$155,629	$131,283

The Company’s provision for bad debts was $3,071,000 in 2003, $1,300,000 in 2002, and $1,738,000 in 2001. Trade receivables included unbilled receivables related to the percentage-of-completion method of revenue recognition of $25,371,000 and $11,928,000 at November 30, 2003 and 2002, respectively.

NOTE 4  Inventories

Inventories were as follows at November 30:

(In thousands)	2003	2002
Finished products	$52,821	$52,359
Materials and supplies	22,037	20,373
Products in process	16,513	15,288
	$91,371	$88,020

Certain steel inventories are valued using the last-in, first-out  method. These items comprised 13.3% and 2.7% of consolidated inventories at November 30, 2003 and 2002, respectively. If such inventories had been valued using the first-in, first-out method, total inventories would have increased by $630,000 and $1,164,000 at November 30, 2003 and 2002, respectively.

NOTE 5  Joint Ventures

Investments, advances and equity in undistributed earnings of joint ventures were as follows at November 30:

(In thousands)	2003	2002
Investment—equity method	$13,064	$12,940
Investments—cost method	5,479	5,987
	$18,543	$18,927

The Company’s ownership of joint ventures is summarized below:

Products	Joint Ventures	Ownership Interest
Coatings	Oasis-Ameron, Ltd.	40%
Fiberglass pipe	Bondstrand, Ltd.	40%
Concrete pipe	Ameron Saudi Arabia, Ltd.	30%
Steel products	TAMCO	50%

Investments in joint ventures and the amount of undistributed earnings were as follows:

(In thousands)	Coatings	Fiberglass Pipe	Concrete Pipe	Steel Products	Total
Cost	$1,695	$3,784	$—	$8,482	$13,961
Comprehensive loss from joint venture	—	—	—	(1,941)	(1,941)
Accumulated equity in undistributed earnings, net of reserves	—	—	—	6,523	6,523

Investment, November 30, 2003	$1,695	$3,784	$—	$13,064	$18,543

Dividends received in 2003	$636	$3,042	$2,633	$1,276	$7,587

Cost	$2,203	$3,784	$—	$8,482	$14,469
Comprehensive loss from joint venture	—	—	—	(2,672)	(2,672)
Accumulated equity in undistributed earnings, net of reserves	—	—	—	7,130	7,130

Investment, November 30, 2002	$2,203	$3,784	$—	$12,940	$18,927

Dividends received in 2002	$327	$2,263	$3,310	$3,465	$9,365

In 2003, the Company sold its 25% ownership of Amercoat Mexicana for a pretax gain of $2,477,000. Income from Amercoat Mexicana totaled $312,000, $327,000 and $535,000 in the years ended November 30, 2003, 2002 and 2001, respectively.

The Company provides for income taxes on the undistributed earnings of its joint ventures to the extent such earnings are included in the consolidated statements of income.

The investment in TAMCO was recorded based on audited financial statements as of November 30, 2003. Condensed financial data of TAMCO, an investment which is accounted for under the equity method, were as follows:

Financial Condition

(In thousands)	2003	2002
Current assets	$39,412	$39,344
Noncurrent assets	30,862	36,943
	$70,274	$76,287

Current liabilities	$17,598	$20,351
Noncurrent liabilities	10,808	14,312
Stockholders’ equity	41,868	41,624
	$70,274	$76,287

Results of Operations

(In thousands)	2003	2002	2001
Net sales	$163,277	$130,893	$120,822
Gross profit	8,658	21,924	20,142
Net income	1,333	6,745	4,907

In 2001, TAMCO entered into a swap agreement intended to hedge expected cash flows related to the purchase of natural gas used in its manufacturing process. The Company recognized $1,941,000 and $2,672,000 in accumulated other comprehensive loss at November 30, 2003 and 2002, respectively, which represents its proportionate share of amounts recognized by TAMCO to record the fair value of the swap agreement.

Sales to joint ventures totaled $4,004,000 in 2003, $4,848,000 in 2002, and $7,747,000 in 2001.

NOTE 6  Other Assets

Other assets were as follows at November 30:

(In thousands)	2003	2002

Cash surrender value of insurance policies	$29,312	$26,415
Pension related assets	15,134	5,515
Other	4,134	968
	$48,580	$32,898

NOTE 7  Accrued Liabilities

Accrued liabilities were as follows at November 30:

(In thousands)	2003	2002
Compensation and benefits	$19,909	$18,907
Self insurance reserves	14,988	14,222
Reserves for pending claims and litigation	4,547	1,051
Product warranties and guarantees	3,770	4,257
Taxes (other than income taxes)	3,196	2,450
Interest	1,937	826
Commissions and royalties	1,490	1,250
Advances from customers	1,254	464
Other	2,000	2,567
	$53,091	$45,994

The Company’s product warranty accrual reflects management’s estimate of probable liability associated with product warranties.  Management establishes product warranty accruals based on historical experience and other currently available information. Changes in the product warranty accrual for the year ended November 30, 2003 were as follows (in thousands):

Balance, beginning of period	$4,257

Payments made	(3,158)

Change in liability for warranties issued during the period	2,671

Balance, end of period	$3,770

NOTE 8  Other Long-Term Liabilities

Other long-term liabilities were as follows at November 30:

(In thousands)	2003	2002

Accrued pension cost	$63,320	$39,128
Compensation and benefits	5,289	4,422
Deferred income tax liabilities	3,931	662
Other	292	424
	$72,832	$44,636

NOTE 9  Income Taxes

The provision for income taxes included the following for the years ended November 30:

(In thousands)	2003	2002	2001
Current
Federal	$11,139	$4,587	$67
Foreign	5,445	3,508	2,402
State	2,140	399	(484)
	18,724	8,494	1,985

Deferred
Federal	(4,015)	5,104	7,436
Foreign	20	(99)	36
State	(659)	955	1,393
	(4,654)	5,960	8,865
	$14,070	$14,454	$10,850

Deferred income tax assets and (liabilities) consisted of the following as of November 30:

(In thousands)	2003	2002
Noncurrent deferred income taxes
Net operating loss carry-overs	$13,035	$11,293
Prepaid pension benefit costs	13,251	10,415
Employee benefits	5,834	4,382
Investments	3,280	3,220
Valuation allowances	(14,035)	(12,101)
Property, plant and equipment	(17,412)	(17,572)
Other	(1,140)	(299)
Net noncurrent deferred income tax assets (liabilities)	2,813	(662)

Current deferred income taxes
Self-insurance/claims reserves	11,558	10,377
Inventories	4,667	4,784
Employee benefits	3,037	2,554
Accounts receivable	1,921	1,722
Valuation allowances	(1,713)	(1,359)
Other	(229)	(1,550)

Net current deferred income tax assets	19,241	16,528

Net deferred income tax assets	$22,054	$15,866

As of November 30, 2003, the Company had foreign net operating loss carry-overs of approximately $38,600,000. The valuation allowance for deferred income tax assets, which relates primarily to foreign net operating loss carry-overs and net deductible temporary differences, increased by $2,288,000 in 2003 and by $4,092,000 in 2002.

The tax provision represents effective tax rates of 32%, 34% and 28% of income before income taxes for the years ended November 30, 2003, 2002 and 2001, respectively.  A reconciliation of income taxes provided at the effective income tax rate and the amount  computed at the federal statutory income tax rate of  35% is as follows for the years ended November 30:

(In thousands)	2003	2002	2001

Domestic pretax income	$25,799	$37,708	$39,146
Foreign pretax income	18,171	4,805	(555)
	$43,970	$42,513	$38,591
Taxes at federal statutory rate	$15,390	$14,880	$13,507
State taxes (net of federal tax benefit)	980	1,335	1,701
Foreign losses with no federal benefit	317	3,306	3,669
Foreign income taxed at lower rates	(2,089)	(2,414)	(1,575)
Foreign tax credit	(1,485)	(1,432)	(2,004)
Foreign branch and withholding taxes	1,114	833	999
Equity in earnings of joint venture	(187)	(996)	(638)
Percentage depletion	(375)	(364)	(382)
Research and development credits	(584)	(598)	(4,008)
Other, net	989	(96)	(419)
	$14,070	$14,454	$10,850

In 2001, the U.S. Internal Revenue Service (“IRS”) completed the examination of the Company’s 1993  through 1995 federal income tax returns and issued an assessment.  The Company agreed with the IRS regarding the assessment. The assessment was not material to the Company’s financial statements and was paid in 2002.

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

Appropriate U.S. and foreign income taxes have been provided for earnings of foreign subsidiary companies that are expected to be remitted in the near future. The cumulative amount of undistributed earnings of foreign subsidiaries that Ameron intends to permanently invest and upon which no deferred U.S. income taxes have been provided is $ 65,756,000 at November 30, 2003. The additional U.S. income tax on the unremitted foreign earnings, if repatriated, would be offset in whole or in part by foreign tax credits.

NOTE 10  DEBT

Short-term borrowings consisted of loans payable under bank credit lines.  There were no short-term borrowings outstanding at November 30, 2003 and $1,009,000 as of November 30, 2002.  At November 30, 2003, the equivalent of $11,775,000 was available under these short-term credit lines. The effective interest rate on the outstanding loans at November 30, 2002 was 5.90%.

Domestically, as of November 30, 2003, the Company maintained a $100,000,000 revolving credit facility with six banks (the “Revolver”).  At November 30, 2003, $18,215,000 was utilized for standby letters of credit under the Revolver; therefore, $81,785,000 was available.  Under the Revolver, the Company may, at its option, borrow at floating interest rates based on specified margins over money market rates, at anytime until January 2006, when all borrowings under the Revolver must be repaid.

Foreign subsidiaries also maintain unsecured revolving credit facilities and short-term facilities with banks. Foreign subsidiaries may borrow in various currencies, at interest rates based upon specified margins over money market rates. The equivalent of $5,000,000 may be borrowed at any time through March 2005 under one facility. Other short-term lines permit borrowings up to $9,300,000. At November 30, 2003, $3,677,000 was borrowed under these facilities.

Borrowings under certain bank facilities by the Company and its foreign subsidiaries are supported by the Revolver and, accordingly, have been classified as long-term debt and are considered payable when the Revolver is due.

Long-term debt consisted of the following as of November 30:

(In thousands)	2003	2002
Fixed-rate notes:
7.92%, payable in annual principal installments of $8,333	$25,000	$33,333
5.36%, payable in annual principal installments of $10,000	50,000	—
Variable-rate industrial development bonds,
payable in 2016 (1.20% at November 30, 2003)	7,200	7,200
payable in 2021 (1.35% at November 30, 2003)	8,500	8,500
Variable-rate bank
revolving credit facilities - domestic	—	58,000
Variable-rate bank
revolving credit facilities - foreign (4.75% at November 30, 2003)	3,677	4,123
	94,377	111,156
Less current portion	(8,333)	(8,333)
	$86,044	$102,823

Future maturities of long-term debt were as follows as of November 30, 2003:

(In thousands)	Years ending November 30,	Amount
	2004	$8,333
	2005	18,333
	2006	22,011
	2007	10,000
	2008	10,000
	Thereafter	25,700
		$94,377

The lending agreements contain various restrictive covenants, including the requirement to maintain specified amounts of net worth and restrictions on cash dividends, borrowings, liens, investments and guarantees, and meet certain financial ratios. Under the most restrictive provisions of the Company’s lending agreements, approximately $20,091,000 of retained earnings were not restricted as of November 30, 2003, as to the declaration of cash dividends or the repurchase of Company stock. At November 30, 2003, the Company was in compliance with all covenants.

The Revolver, the 5.36% term notes and the 7.92% term notes are collateralized by substantially all of the Company’s assets. The industrial revenue bonds are supported by standby letters of credit that are issued under the Revolver.  Certain note agreements contain provisions regarding the Company’s ability to grant security interests or liens in association with other debt instruments. If the Company grants such a security interest or lien, then such notes will be collateralized equally and ratably as long as such other debt shall be collateralized.

Interest income and expense were as follows for the years ended November 30:

(In thousands)	2003	2002	2001
Interest expense	$6,793	$7,024	$10,471
Interest income	(148)	(188)	(258)
Interest expense, net	$6,645	$6,836	$10,213

The following disclosure of the estimated fair value of the Company’s debt is made in accordance with the requirements of SFAS 107, “Disclosures about Fair Value of Financial Instruments.” The estimated fair-value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required to develop the estimated fair value, thus the estimates provided herein are not necessarily indicative of the amounts that could be realized in a current market exchange.

(In thousands)	Carrying Amount	Fair Value
November 30, 2003
Fixed-rate, long-term debt	$75,000	$77,453
Variable-rate, long-term debt	19,377	19,377

November 30, 2002
Short-term borrowings	1,009	1,009
Fixed-rate, long-term debt	33,333	35,577
Variable-rate, long-term debt	77,823	77,823

The estimated fair value of the Company’s variable-rate debt approximates the carrying value of the debt since the variable interest rates are market-based, and the Company believes such debt could be refinanced on materially similar terms. The estimated fair value of the Company’s fixed-rate, long-term debt is based on U.S. government notes at November 30, 2003 plus an estimated spread for similar securities with similar remaining maturities.

NOTE 11  LEASE COMMITMENTS

The Company leases facilities and equipment under non-cancelable operating leases. Rental expense under long-term operating leases of real property, vehicles and other equipment was $4,773,000 in 2003, $5,071,000 in 2002 and $5,687,000 in 2001. Future rental commitments were as follows as of November 30, 2003:

(In thousands)	Years ending November 30,	Amount
	2004	$4,694
	2005	3,901
	2006	2,484
	2007	2,088
	2008	2,059
	Thereafter	21,737
		$36,963

Future rental commitments for leases are not reduced by minimum non-cancelable sublease rentals aggregating $2,741,000 at November 30, 2003.

NOTE 12  INCENTIVE STOCK COMPENSATION PLANS

The Company has adopted the disclosure only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.”

In 2001, the 2001 Stock Incentive Plan (“2001 Plan”) was approved by the stockholders of the Company. The 2001 Plan serves as the successor to both the 1992 Incentive Stock Compensation Plan and the 1994 Non-Employee Director Stock Option Plan and supercedes those plans.Under the terms of the 2001 Plan, 380,000 new shares of common stock were made available for awards both to non-employee directors and to key employees of the Company.  Awards to key employees may include, but are not limited to, stock options, restricted stock, performance shares and performance unit awards; however, no more than 80,000 of such shares were made available for issuance as either restricted stock, performance stock, performance shares or performance units.  Restrictions may limit the sale, transfer, voting rights and dividends on these shares. At November 30, 2003, 60,000 restricted shares were outstanding. With respect to non-employee directors, on the first business day following the date of the annual meeting of stockholders of the Company, each non-employee director receives an option to purchase 3,000 shares of common stock.

At November 30, 2003, the Company had 838,119 non-qualified stock options outstanding with terms of from 10 to 15 years from the date of grant, and 234,000 shares available for future grants under the 2001 plan. The exercise price for such outstanding stock options is generally the fair market value of the Company’s stock on the date of the original grant. Such options vest in equal annual installments over four years. Certain options have a cashless exercise feature

SFAS No. 123 requires pro forma information regarding net income and earnings per share as if compensation cost for stock options had been determined based on the fair value of the options on the grant date. The Company estimates the fair value of stock options at the grant date by using the Black Scholes option pricing model with the following weighted-average assumptions used for grants in 2001, 2002 and 2003, respectively: dividend yields of 3.47%, 2.01% and 2.21%; an expected volatility of 25.5%, 35.08% and 36.92%; risk-free rates of 4.90%, 4.84% and 2.93%; and an expected life of five years for all years.

Under the accounting provisions of SFAS No. 123, the Company’s net income and earnings per share would have been as indicated below for the years ended November 30:

(In thousands, except per share data)	2003	2002	2001
Reported net income	$29,900	$28,059	$27,741
Add: Stock-based employee compensation expense included in reported net income, net of tax	461	847	1,066
Deduct: Stock-based employee compensation expense determined under SFAS No.123, net of tax	(832)	(925)	(1,287)
Pro forma net income	$29,529	$27,981	$27,520
Earning per share (basic)
As reported	$3.77	$3.61	$3.58
Pro forma	3.73	3.60	3.55
Earning per share (diluted)
As reported	3.67	3.49	3.45
Pro forma	3.62	3.47	3.42

A summary of the Company’s stock options as of November 30, 2001, 2002 and 2003, and changes during the years then ended, follows:

	Number of Options	Weighted-Average Exercise Price
Outstanding at November 30, 2000	1,007,818	$20.95
Granted	205,000	20.55
Exercised	(7,300)	17.75
Forfeited	(11,000)	25.14
Outstanding at November 30, 2001	1,194,518	20.86
Options exercisable at November 30, 2001	770,018	20.98
Weighted-average fair value of options granted during 2001		4.35

Outstanding at November 30, 2001	1,194,518	20.86
Granted	21,000	35.28
Exercised	(65,310)	18.80
Outstanding at November 30, 2002	1,150,208	21.24
Options exercisable at November 30, 2002	863,708	21.29
Weighted-average fair value of options granted during 2002		11.31

Outstanding at November 30, 2002	1,150,208	21.24
Granted	24,000	27.95
Exercised	(323,239)	19.41
Forfeited	(12,850)	20.54
Outstanding at November 30, 2003	838,119	22.15
Options exercisable at November 30, 2003	665,119	22.02
Weighted-average fair value of options granted during 2003		8.31

The following summarizes information about stock options outstanding as of November 30, 2003:

Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
$15.00 to $25.00
25.00 to 35.00	652,119	8.14	$20.13
35.00 to 45.00	165,000	9.24	28.43
15.00 to 45.00	21,000	8.30	35.28
	838,119	8.37	22.15

Range of Exercise Prices	Options Exercisable	Weighted Average Exercise Price
$15.00 to $25.00	518,869	$20.12
25.00 to 35.00	141,000	28.51
35.00 to 45.00	5,250	35.28
15.00 to 45.00	665,119	22.02

NOTE 13  Goodwill and Other Intangible Assets

In July 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized but instead tested for impairment at least annually. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values. The Company adopted SFAS No. 142 effective December 1, 2002.

During 2003, the Company completed the required transitional goodwill and intangible asset impairment tests. No impairment losses were identified as a result of these tests. The changes in the carrying amount of goodwill by business segment were as follows:

(In thousands)	November 30, 2002	Foreign Currency Translation Adjustments	November 30, 2003
Business Segment:
Performance Coatings & Finishes	$10,701	$772	$11,473
Fiberglass-Composite Pipe	1,440	—	1,440
Water Transmission	—	—	—
Infrastructure Products	201	—	201
Total	$12,342	$772	$13,114

The Company’s intangible assets and related accumulated amortization consisted of the following at November 30:

	2003		2002
(In thousands)	Gross Intangible Assets	Accumulated Amortization	Gross Intangible Assets	Accumulated Amortization

Trademarks	$2,076	$(1,975)	$1,961	$(1,804)
Non-Compete Agreements	2,105	(1,794)	2,105	(1,591)
Patents	212	(212)	212	(212)
Leasehold Interests	1,930	(1,930)	1,930	(1,930)
Total	$6,323	$(5,911)	$6,208	$(5,537)

Amortization expense related to intangible assets for the fiscal years ended November 30, 2003, 2002, and 2001 were $278,000, $540,000, and $813,000, respectively. At November 30, 2003, estimated future amortization expense for each of the years in the four-year period ending November 30, 2007 was as follows: $209,000 for 2004, $169,000 for 2005, $29,000 for 2006, and $5,000
for 2007.

The following is a summary of net income and earnings per share for the years ended November 30, 2003, 2002 and 2001, as adjusted to remove the amortization of goodwill.

(In thousands, except per share data)	2003	2002	2001
Reported net income	$29,900	$28,059	$27,741
Add: Goodwill amortization, net of tax	—	168	242
Pro forma net income	$29,900	$28,227	$27,983

Basic net income per share
As reported	$3.77	$3.61	$3.58
Pro forma	3.77	3.63	3.61

Diluted net income per share
As reported	3.67	3.49	3.45
Pro forma	3.67	3.51	3.48

NOTE 14  COMMITMENTS AND CONTINGENCIES

The Company is one of numerous defendants in various asbestos-related personal injury lawsuits. These cases generally seek unspecified damages for asbestos-related diseases based on alleged exposure to products previously manufactured by the Company and others, and at this time the Company is generally not aware of the extent of injuries allegedly suffered by the individuals or the facts supporting the claim that injuries were caused by the Company’s products. Based upon the information available to it at this time, the Company is not in a position to evaluate its potential exposure, if any, as a result of such claims. Hence, no amounts have been accrued for loss contingencies related to these lawsuits in accordance with SFAS No. 5, “Accounting for Contingencies.” The Company continues to vigorously defend all such lawsuits. As of November 30, 2003, the Company was a defendant in asbestos-related cases involving 17,447 claimants, compared to 8,382 claimants as of November 30, 2002. The Company is not in a position to estimate the number of additional claims that may be filed against it in the future. For the fiscal year ended November 30, 2003, there were new claims involving 9,279 claimants, dismissals and/or settlements involving 211 claimants and judgments involving 3 claimants. Net costs and expenses incurred by the Company for the fiscal year ended November 30, 2003 in connection with asbestos-related claims were less than $600,000.

The Company is one of numerous defendants in various silica-related personal injury lawsuits. These cases generally seek unspecified damages for silica-related diseases based on alleged exposure to products previously manufactured by the Company and others, and at this time the Company is not aware of the extent of injuries allegedly suffered by the individuals or the facts supporting the claim that injuries were caused by the Company’s products. Based upon the information available to it at this time, the Company is not in a position to evaluate its potential exposure, if any, as a result of such claims. Hence, no amounts have been accrued for loss contingencies related to these lawsuits in accordance with SFAS No. 5. The Company continues to vigorously defend all such lawsuits. As of November 30, 2003, the Company was a defendant in silica-related cases involving 6,847 claimants, compared to 48 claimants as of November 30, 2002. The Company is not in a position to estimate the number of additional claims that may be filed against it in the future. For the fiscal year ended November 30, 2003, there were new claims involving 6,880 claimants, dismissals and/or settlements involving 81 claimants and no judgments. Net costs and expenses incurred by the Company for the fiscal year ended November 30, 2003 in connection with silica-related claims were about $300,000.

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

NOTE 15  Employee Benefit Plans

The Company has a qualified, defined benefit, noncontributory pension plan for certain U.S. employees not covered by union pension plans. The Company’s subsidiary in the Netherlands provides defined retirement benefits to its employees. The Company has a supplemental non-qualified, non-funded retirement plan (“SERP”) for certain U.S. executives. The Company also provides health and life insurance to a limited number of eligible retirees and eligible survivors of retirees.

Benefits paid to participants are based upon age, years of credited service and average compensation or negotiated benefit rates. For purposes of the qualified pension plan, compensation is base  monthly salary, exclusive of overtime, severance, bonuses, commissions or deferral amounts. The U.S. Internal Revenue Code limits the amount per year on which benefits are based and the aggregate amount of the annual pension which may be paid by an employer from a plan which is qualified under the Internal Revenue Code for U.S. federal income tax  purposes. The SERP provides for supplemental payments to be made to certain eligible executives in amounts sufficient to maintain total benefits upon retirement had there been no such Internal Revenue Code limitations, and, among other features, expands annual compensation to include bonuses and deferred compensation, calculated based upon the highest five of the last ten years of earnings prior to retirement. Such supplemental payments are typically made in the form of straight-life annuities paid over the life of retired executives, however, future payments can be accelerated at any time, including in-service lump-sum payments, subject to certain reductions.

Assets of the Company’s U.S. defined benefit plan are invested in a directed trust. Assets in the trust are invested in domestic and foreign equity securities of corporations (including $3,686,000 of the Company’s common stock at November 30, 2003), U.S. government obligations, derivative securities, corporate bonds and money market funds. The Dutch subsidiary contracts with a third-party insurance company to pay benefits to retirees.

The following sets forth the change in benefit obligations, change in plan assets, funded status and amounts recognized in the balance sheet as of November 30, 2003 and 2002 for the Company’s U.S. defined benefit retirement plans and postretirement health care and life insurance benefits:

(In thousands)	U.S. Pension Benefits		U.S. Postretirement Health Care
	2003	2002	2003	2002
Change in Benefit Obligation

Projected benefit obligation-beginning of year	$158,708	$146,174	$2,903	$2,765
Service cost	2,851	2,506	105	98
Interest cost	10,648	10,353	191	192
Benefit adjustments	2,191	393	—	—
Foreign currency translation adjustment	—	—	—	—
Actuarial loss (gain)	16,988	9,127	501	(5)
Participant contributions	—	—	—	—
Benefit payments	(10,106)	(9,845)	(220)	(147)
Projected benefit obligation-end of year	$181,280	$158,708	$3,480	$2,903
Change in Plan Assets
Plan assets at fair value-beginning of year	$113,738	$135,171	$354	$338
Actual return on plan assets	19,287	(11,834)	13	19
Employer contributions	248	246	201	144
Participant contributions	—	—	—	—
Foreign currency translation adjustment	—	—	—	—
Benefit payments	(10,106)	(9,845)	(220)	(147)
Plan assets at fair value-end of year	$123,167	$113,738	$348	$354
Funded Status
Funded Status	$(58,113)	$(44,970)	$(3,132)	$(2,549)
Unrecognized actuarial loss	52,923	51,081	868	374
Unrecognized transition obligation	—	—	700	785
Unrecognized prior service cost	2,805	1,540	(120)	(134)
Net amount recognized	$(2,385)	$7,651	$(1,684)	$(1,524)
Balance Sheet Amounts
Prepaid cost	$—	$—	$49	$35
Accrued cost	(50,387)	(34,855)	(1,733)	(1,559)
Intangible asset	2,805	1,242	—	—
Accumulated other comprehensive loss, pretax	45,197	41,264	—	—
Net amount recognized	$(2,385)	$7,651	$(1,684)	$(1,524)

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $181,280,000, $173,554,000, and $123,167,000, respectively, as of November 30, 2003, and $158,708,000, $148,593,000, and $113,738,000, respectively, as of November 30, 2002.

The Company’s policy is to make pension plan contributions to the extent such contributions are mandatory, actuarially determined and tax deductible. The Company expects to contribute $3,547,000 to the U.S. pension plans in 2004.

Net periodic benefit costs for the Company’s defined benefit retirement plans and postretirement health care and life insurance benefits for 2003, 2002 and 2001 included the following components:

(In thousands)	U.S. Pension Benefits			U.S. Postretirement Health Care
	2003	2002	2001	2003	2002	2001
Service cost	$2,851	$2,506	$2,289	$105	$98	$93
Interest cost	10,648	10,353	10,168	191	192	184
Expected return on plan assets	(9,521)	(12,711)	(15,343)	(33)	(33)	—
Amortization of unrecognized prior service cost	925	520	382	(14)	(14)	—
Amortization of unrecognized net transition (asset) obligation	—	(35)	(115)	71	71	71
Amortization of accumulated loss (gain)	5,379	671	(971)	21	25	15
Net periodic cost (benefit)	$10,282	$1,304	$(3,590)	$341	$339	$363

The following table provides the weighted-average assumptions used to compute the actuarial present value of projected benefit obligations:

	U.S. Pension Benefits			U.S. Postretirement Health Care
	2003	2002	2001	2003	2002	2001
Weighted-average discount rate	6.00%	6.75%	7.25%	6.00%	6.75%	7.25%
Expected long-term rate of return on plan assets	8.75%	9.75%	9.75%	N/A	N/A	N/A
Rate of increase in compensation levels	3.50%	4.25%	4.75%	3.50%	4.25%	4.75%

The assumed health care cost trend was increased from 9% to 10% in 2003; it is assumed that the rate will decline gradually to 5% by 2008 and beyond. The effect of a one-percentage-point change in the assumed health care cost trend would have altered the amounts of the benefit obligation and the sum of the service cost and interest cost components of postretirement benefit expense for 2003, as follows:

(In thousands)	Increase	Decrease
Effect on total of service and interest cost components of net periodic expense	$16	$(18)
Effect on postretirement benefit obligation	111	(96)

For the Dutch pension plan, the projected benefit obligation and plan assets at November 30, 2003 were $32,239,000 and $23,433,000, respectively. A net accrued pension liability of $651,000 was recorded as of November 30, 2003. The projected benefit obligation and plan assets at November 30, 2002 were $24,428,000 and $18,123,000, respectively.

Approximately 19% of the Company’s employees are covered by union-sponsored, collectively-bargained, multi-employer pension plans.  Related to these plans, the Company contributed and charged to expense $2,340,000, $2,242,000 and $4,009,000 in 2003, 2002 and 2001, respectively. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of hours worked. The Company has no intention of withdrawing from any of these plans, nor is there any intention to terminate such plans.

The Company has a deferred compensation plan providing eligible executives with the opportunity to participate in an unfunded, deferred compensation program. Under the program, participants may defer base compensation and bonuses and earn interest on their deferred amounts.  The program is not qualified under Section 401 of the U.S. Internal Revenue Code. The total of participant deferrals and earnings thereon was $2,025,000 at November 30, 2003 and $2,331,000 at November 30, 2002.  The participant deferrals earn interest at a rate based on the rate on U.S. government obligations. The interest expense related to this plan was $133,000 in 2003, $302,000 in 2002 and $667,000 in 2001.

The Company has a life insurance plan which provides eligible executives with life insurance protection equal to three times base salary. Upon retirement, the executive is provided with life insurance protection equal to final base salary. Benefits may be paid as a lump sum or as an annual income to the identified survivor over ten years. The expense related to this plan was $264,000 in 2003, $148,000 in 2002 and $230,000 in 2001.

In connection with the SERP and the above two plans, whole life insurance policies are purchased on the related participants. At November 30, 2003, the cash surrender value of these policies was $29,312,000; and at November 30, 2002 the cash surrender value of these policies was $26,415,000, net of loans of $1,000,000. The Company is the sole owner of such policies.

The Company has severance agreements with certain key employees that could provide benefits upon termination of up to 3.5 times total annual compensation of such employees.

The Company provides to certain employees a savings plan under Section 401(k) of the U.S. Internal Revenue Code. The savings plan allows for deferral of income up to a certain percentage through contributions to the plan, within certain restrictions. Company matching contributions are in the form of cash. In 2003, 2002 and 2001, the Company recorded expense for matching contributions of $880,000, $602,000 and $883,000, respectively.

NOTE 16  Capital Stock

The Company is incorporated in Delaware. The articles of incorporation authorize 12,000,000 shares of $2.50 par value common stock, 1,000,000 shares of $1.00 par value preferred stock and 100,000 shares of $1.00 par value series A junior participating cumulative preferred stock. The preferred stock may be issued in series, with the rights and preferences of each series to be established by the Board of Directors. As of November 30, 2003, no shares of preferred stock or series A junior participating cumulative preferred stock were outstanding.

On March 26, 2003 the Company’s Board of Directors declared a two-for-one stock split in the form of a stock dividend of one additional common share for every outstanding common share held by stockholders of record on May 1, 2003, payable May 27, 2003. The weighted-average number of shares and per share information presented herein reflect the Company’s shares and earnings and dividends per share on a post-split basis.

As of November 30, 2003, 8,214,563 shares of common stock were issued and outstanding, including 60,000 restricted shares which were granted on January 23, 2002. Restrictions limit the sale and transfer on these shares. On each anniversary of the grant date, 20,000 of the shares become unrestricted.

The Company has a Stockholders’ Rights Plan, which, among other things, entitles stockholders to purchase common stock at a significant discount if a party acquires 15% or more of the Company’s common stock or announces a tender offer for at least 15% of the Company’s common stock outstanding.

NOTE 17  Quarterly Financial Data (unaudited)

Summarized quarterly financial data for the years ended November 30, 2003 and 2002, follow:

(In thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003
Sales	$130,621	$147,844	$155,174	$167,856
Gross profit	32,665	40,317	42,444	51,062
Net income	2,175	7,825	7,711	12,189
Diluted net income per share	.27	.97	.94	1.47
Stock price per share-high	30.99	35.53	35.35	34.93
Stock price per share-low	24.89	25.05	30.00	28.49
Dividends per share	.16	.20	.20	.20

2002
Sales	$120,702	$138,099	$138,813	$141,859
Gross profit	30,439	35,564	36,553	39,327
Net income	1,771	7,562	8,711	10,015
Diluted net income per share	.21	.91	1.06	1.27
Stock price per share-high	35.79	38.74	36.45	28.51
Stock price per share-low	31.30	33.53	24.63	22.26
Dividends per share	.16	.16	.16	.16

The Company traditionally experiences lower sales during the first fiscal quarter because of seasonal patterns associated with weather and contractor schedules.

NOTE 18  Segment Information

The Company adopted SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information.” SFAS No. 131 requires disclosure of certain information about operating segments, geographic areas in which the Company operates, major customers, and products and services. In accordance with SFAS No. 131, the Company has determined it has four operating segments. The Performance Coatings & Finishes Group manufactures and markets high-performance industrial and marine coatings. The Fiberglass-Composite Pipe Group manufactures and markets filament-wound and molded composite fiberglass pipe, tubing, fittings and well screens. The Water Transmission Group manufactures and supplies concrete and steel pressure pipe, concrete non-pressure pipe, protective linings for pipe, and fabricated products. The Infrastructure Products Group manufactures and sells ready-mix concrete, sand and aggregates, concrete pipe and culverts, and concrete and steel lighting and traffic poles. Each of these segments has a dedicated management team and is managed separately, primarily because of differences in products.

The markets served by the Performance Coatings & Finishes Group and the Fiberglass-Composite Pipe Group are worldwide in scope. The Water Transmission Group serves primarily the western United States. The Infrastructure Products Group’s quarry and ready-mix business operates exclusively in Hawaii, and poles are sold throughout the U.S. Sales for export or to any individual customer did not exceed 10% of consolidated sales in 2003, 2002, or 2001.

In accordance with SFAS No. 131, the following table presents information related to each operating segment included in, and in a manner consistent with, internal management reports. The Company allocates certain selling, general and administrative expenses to operating segments utilizing assumptions believed to be appropriate in the circumstances.

Inter-segment sales were not significant. Income from reportable segments is exclusive of certain unallocated income and expenses, interest expense and income taxes. Total assets by segment are those assets that are used exclusively by such segment.  Unallocated assets are principally cash, corporate property and equipment, and investments. Long-lived assets consist of all long-term assets, excluding investments and deferred tax assets.

	SEGMENT INFORMATION
(In thousands)	Performance Coatings & Finishes	Fiberglass- Composite Pipe	Water Transmission	Infrastructure Products	Other	Eliminations	Total
2003
Sales	$190,280	$114,613	$165,497	$130,493	$—	$(388)	$600,495
Income before interest and income taxes	9,383	21,881	26,634	15,509	(22,792)	—	50,615
Equity in earnings of joint venture	—	—	—	—	667	—	667
Income from joint ventures-cost method	636	3,042	2,633	—	—	—	6,311
Investments in joint ventures
Equity method	—	—	—	—	13,064	—	13,064
Cost method	1,695	3,784	—	—	—	—	5,479
Long-lived assets	54,921	26,141	39,470	40,323	51,837	—	212,692
Total assets	164,399	147,326	125,501	70,202	184,839	(158,775)	533,492
Capital expenditures	5,901	2,542	2,656	5,041	967	—	17,107
Depreciation and amortization	5,206	3,940	4,124	4,382	719	—	18,371
2002
Sales	$183,311	$88,393	$145,024	$123,610	$—	$(865)	$539,473
Income before interest and income taxes	9,122	10,862	27,347	17,019	(15,001)	—	49,349
Equity in earnings of joint venture	—	—	—	—	3,597	—	3,597
Income from joint ventures-cost method	327	2,263	3,310	—	—	—	5,900
Investments in joint ventures
Equity method	—	—	—	—	12,940	—	12,940
Cost method	2,203	3,784	—	—	—	—	5,987
Long-lived assets	49,314	28,338	40,966	39,694	32,841	—	191,153
Total assets	138,616	138,712	115,078	68,272	140,233	(137,969)	462,942
Capital expenditures	3,697	1,642	4,331	3,696	1,148	—	14,514
Depreciation and amortization	5,224	4,002	4,160	4,367	819	—	18,572
2001
Sales	$188,759	$106,872	$143,226	$113,824	$—	$(1,285)	$551,396
Income before interest and income taxes	9,831	12,125	29,011	13,089	(15,252)	—	48,804
Equity in earnings of joint venture	—	—	—	—	2,279	—	2,279
Income from joint ventures-cost method	855	2,070	3,325	—	—	—	6,250
Investments in joint ventures
Equity method	—	—	—	—	12,793	—	12,793
Cost method	2,203	3,784	—	—	—	—	5,987
Long-lived assets	45,240	28,140	41,146	40,474	45,592	—	200,592
Total assets	133,332	133,267	123,175	65,518	168,697	(138,909)	485,080
Capital expenditures	3,037	5,013	2,047	8,596	604	—	19,297
Depreciation and amortization	5,448	3,774	4,210	4,298	903	—	18,633	.

	GEOGRAPHIC AREAS
(In thousands)	United States	Europe	Asia	Other	Eliminations	Total
2003
Sales to external customers	$422,091	$92,104	$51,228	$35,072	$—	$600,495
Long-lived assets	156,676	31,001	10,692	14,323	—	212,692
Total assets	464,548	106,637	80,826	40,256	(158,775)	533,492
2002
Sales to external customers	$396,668	$77,429	$34,309	$31,067	$—	$539,473
Long-lived assets	136,712	31,690	10,715	12,036	—	191,153
Total assets	415,709	88,547	69,358	27,297	(137,969)	462,942
2001
Sales to external customers	$413,112	$80,277	$28,451	$29,556	$—	$551,396
Long-lived assets	151,290	26,617	10,986	11,699	—	200,592
Total assets	456,171	81,148	59,196	27,474	(138,909)	485,080

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Ameron International Corporation:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of stockholders’ equity, of  comprehensive income, and of cash flows present fairly, in all material respects, the financial position of Ameron International Corporation and its subsidiaries at November 30, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill effective December 1, 2002.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California

February 4, 2004

MANAGEMENT’S LETTER

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

The independent auditors, PricewaterhouseCoopers LLP, appointed by the Board of Directors, are responsible for expressing their opinion as to whether the consolidated financial statements present fairly, in all material respects, the financial position, operating results and cash flows of the Company. In this process, they consider the system of internal control, in order to determine their auditing procedures for the purpose of expressing an opinion on the financial statements. Their opinion appears on this page.

The Audit Committee of the Board of Directors is composed of four directors who are not officers or employees of the Company. They meet periodically with management, PricewaterhouseCoopers LLP and the internal auditors to review the audit scope and results, discuss internal controls and financial reporting subjects, and review management actions on these matters. PricewaterhouseCoopers LLP and the internal auditors have full and free access to the members of the Audit Committee.

/s/ James S. Marlen	/s/ Gary Wagner

JAMES S. MARLEN	GARY WAGNER
Chairman of the Board, President & Chief Executive Officer	Senior Vice President, Chief Financial Officer