Form 10-K, Exhibit 13
period 2004-11-30
AMERON INTERNATIONAL CORP
filed 2005-02-15
CIK 790730

EXHIBIT 13

ANNUAL REPORT

Exhibit 13 is the Corporation’s 2004 Annual Report to Stockholders.

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

2004
FINANCIAL
SECTION

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Year ended November 30,
(Dollars in thousands, except per share data)	2004	2003	2002	2001	2000

PER COMMON SHARE DATA (1)
Net income—basic	$1.63	$3.77	$3.61	$3.58	$3.21
Net income—diluted	1.59	3.67	3.49	3.45	3.21
Dividends	.80	.76	.64	.64	.64
Weighted-average shares (basic)	8,270,487	7,925,229	7,772,032	7,742,690	7,893,132
Weighted-average shares (diluted)	8,448,987	8,149,460	8,052,164	8,048,588	7,905,026
Stock price – high	40.05	35.53	38.74	38.94	21.50
Stock price – low	28.60	24.89	22.26	17.03	16.10
Price/earnings ratio (range)	25-18	10-7	11-6	11-5	7-5
OPERATING RESULTS
Sales	$605,853	$600,495	$539,473	$551,396	$550,661
Gross profit	148,411	166,488	141,883	138,084	139,792
Interest expense, net	(5,313)	(6,645)	(6,836)	(10,213)	(12,244)
Provision for income taxes	(8,006)	(14,017)	(14,166)	(10,624)	(7,928)
Equity in earnings of joint venture, net of taxes	10,791	614	3,309	2,373	5,985
Net income	13,459	29,900	28,059	27,741	25,345
Net income/sales	2.2%	5.0%	5.2%	5.0%	4.6%
Return on equity	5.0%	12.8%	13.5%	14.3%	14.1%
FINANCIAL CONDITION AT YEAR-END
Working capital	$180,813	$177,009	$149,205	$155,356	$135,626
Property, plant and equipment, net	153,651	150,586	145,242	145,801	145,196
Investments in joint ventures
Equity method	16,042	13,064	12,940	12,793	15,786
Cost method	5,922	5,479	5,987	5,987	5,987
Total assets	543,937	533,492	462,942	485,080	478,449
Long-term debt, less current portion	75,349	86,044	102,823	137,197	140,718
CASH FLOW
Expenditures for property, plant and equipment	$18,312	$17,107	$14,514	$19,297	$21,050
Depreciation and amortization	18,897	18,371	18,572	18,633	18,022

(1) Share and per share data reflect a two-for-one stock split declared in 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Ameron International Corporation (“Ameron” or the “Company”) is a multinational manufacturer of highly-engineered products and materials for the chemical, industrial, energy, transportation and infrastructure markets. Ameron is a leading producer of water transmission lines; high-performance coatings and finishes for the protection of metals and structures; fiberglass-composite pipe for transporting oil, chemicals and corrosive fluids; and specialized materials and products used in infrastructure projects. The Company operates businesses in North America, South America, Europe, Australasia and Asia. The Company has four reportable segments. The Performance Coatings & Finishes Group manufactures and markets high-performance industrial and marine coatings. The Fiberglass-Composite Pipe Group manufactures and markets filament-wound and molded composite fiberglass pipe, tubing, fittings and well screens. The Water Transmission Group manufactures and supplies concrete and steel pressure pipe, concrete non-pressure pipe, protective linings for pipe, and fabricated steel products. The Infrastructure Products Group manufactures and sells ready-mix concrete, sand and aggregates, concrete pipe and culverts, and concrete and steel lighting and traffic poles. The markets served by the Performance Coatings & Finishes Group and the Fiberglass-Composite Pipe Group are worldwide in scope. The Water Transmission Group serves primarily the western U.S. The Infrastructure Products Group’s quarry and ready-mix business operates exclusively in Hawaii, and poles are sold throughout the U.S. Ameron also participates in several joint-venture companies, directly in the U.S. and Saudi Arabia, and indirectly in Kuwait and Egypt.

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

The Company’s significant accounting policies are disclosed in Note 1 of Notes to Consolidated Financial Statements in the Company’s 2004 Annual Report. Management believes the following accounting policies affect the more significant estimates used in preparing the consolidated financial statements.

The consolidated financial statements include the accounts of Ameron International Corporation and all wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated. The functional currencies for the Company’s foreign operations are the applicable local currencies. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted-average exchange rate during the period. The resulting translation adjustments are recorded in accumulated other comprehensive income. The Company advances funds to certain foreign subsidiaries that are not expected to be repaid in the foreseeable future. Translation adjustments arising from these advances are also included in accumulated other comprehensive income. The timing of repayments of intercompany advances could materially impact the Company’s consolidated financial statements. Additionally, earnings of foreign subsidiaries are often reinvested outside the U.S. Unforeseen repatriation of such earnings could result in significant unrecognized U.S. tax liability. Gains or losses resulting from foreign currency transactions are included in other income.

Revenue for the Performance Coatings & Finishes, Fiberglass-Composite Pipe and Infrastructure Products segments is recognized when risk of ownership and title pass, primarily at the time goods are shipped, provided that an agreement exists between the customer and the Company, the price is fixed or determinable and collection is reasonably assured. In limited circumstances within the Performance Coatings & Finishes Group, revenue recognition associated with shipment of coatings for marine dry dockings is delayed until product returns are processed. Revenue is recognized for the Water Transmission Group primarily under the percentage-of-completion method, typically based on completed units of production, since products are manufactured under enforceable and binding construction contracts, typically are designed for specific applications, are not interchangeable between projects, and are not manufactured for stock. In some cases, if products are manufactured for stock or are not related to specific construction contracts, revenue is recognized under the same criteria used by the other three segments. Revenue under the percentage-of-completion method is subject to a greater level of estimation, which affects the timing of revenue recognition, costs and profits. Estimates are reviewed on a consistent basis and are adjusted periodically to reflect current expectations.

The Company expenses environmental clean-up costs related to existing conditions resulting from past or current operations on a site-by-site basis. Liabilities and costs associated with these matters, as well as other pending litigation and asserted claims arising in the ordinary course of business, require estimates of future costs and judgments based on the knowledge and experience of management and its legal counsel. When the Company’s exposures can be reasonably estimated and are probable, liabilities and expenses are recorded. The ultimate resolution of any such exposure to the Company may differ due to subsequent developments.

Inventories are stated at the lower of cost or market with cost determined principally on the first-in, first-out (“FIFO”) method. Certain steel inventories used by the Water Transmission Group are valued using the last-in, first-out (“LIFO”) method. Significant changes in steel inventory levels or costs could materially impact the Company’s financial statements.  Reserves are established for excess, obsolete and rework inventories based on age, estimates of salability and forecasted future demand. Management records an allowance for doubtful accounts receivable based on historical experience and expected trends. A significant reduction in demand or a significant worsening of customer credit quality could materially impact the Company’s consolidated financial statements.

Property, plant and equipment is stated on the basis of cost and is depreciated principally using a straight-line method based on the estimated useful lives of the related assets, generally two to 40 years.

Investments in unconsolidated joint ventures or affiliates (“joint ventures”) over which the Company has significant influence are accounted for under the equity method of accounting, whereby the investment is carried at the cost of acquisition, plus the Company’s equity in undistributed earnings or losses since acquisition. Investments in joint ventures over which the Company does not have the ability to exert significant influence over the investee’s operating and financing activities are accounted for under the cost method of accounting. The Company’s investment in TAMCO, a steel mini-mill in California, is accounted for under the equity method. Investments in Ameron Saudi Arabia, Ltd., Bondstrand, Ltd. and Oasis-Ameron, Ltd. are accounted for under the cost method due to management’s current assessment of the Company’s influence over these joint ventures.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the estimated future, undiscounted cash flows from the use of an asset are less than its carrying value, a write-down is recorded to reduce the related assets to estimated fair value.  The Company also reviews intangible assets for impairment at least annually, based on the estimated future, discounted cash flows associated with such assets.  Actual cash flows may differ significantly from estimated cash flows.  Additionally, current estimates of future cash flows may differ from subsequent estimates of future cash flows.  Changes in estimated or actual cash flows could materially impact the Company’s consolidated financial statements.

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

The Company follows the guidance of Statement of Financial Accounting Standards (“SFAS”) No. 87, “Employers’ Accounting for Pensions,” and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” when accounting for pension and other postretirement benefits. Under these accounting standards, assumptions are made regarding the valuation of benefit obligations and, in certain cases, the performance of plan assets that are controlled and invested by third-party fiduciaries. Delayed recognition of differences between actual results and expected or estimated results is a guiding principle of these standards. Such delayed recognition provides a gradual recognition of benefit obligations and investment performance over the working lives of the employees who benefit under the plans, based on various assumptions. Assumed discount rates are used to calculate the present value of benefit payments which are projected to be made in the future, including projections of increases in employees’ annual compensation and health care costs. Management also projects the future return on invested assets based principally on prior performance and future expectations. These projected returns reduce the net benefit costs the Company records in the current period. Actual results could vary significantly from projected results, and such deviation could materially impact the Company’s consolidated financial statements.  Management consults with actuaries when determining these assumptions.  Unforecasted program changes, including termination, freezing of benefits or acceleration of benefits, could result in an immediate recognition of unrecognized benefit obligations; and such recognition could materially impact the Company’s consolidated financial statements.

During 2004, the Company changed the assumed discount rate and projected rates of increase in compensation levels and health care costs. The discount rate is based on market interest rates. At November 30, 2004, the Company decreased the discount rate from 6.00% to 5.85% based on the market interest rates on long-term, fixed-rate debt securities of highly-rated corporations. In estimating the expected return on assets, the Company considers past performance and future expectations for various types of investments as well as the expected long-term allocation of assets. At November 30, 2004, the Company maintained the expected long-term rate of return on assets assumption at 8.75% to reflect the expectations for future returns from investments in the equity markets. In projecting the rate of increase in compensation levels, the Company considers movements in inflation rates as reflected by market interest rates. At November 30, 2004, the Company decreased the assumed annual rate of compensation increase from 3.50% to 3.35%. In selecting the rate of increase in health care costs, the Company considers past performance and forecasts of future health care cost trends. At November 30, 2004, the Company decreased the rate of increase in health care costs from 10% to 9%, decreasing ratably until reaching 5.00% in 2008 and beyond.

Different assumptions would impact the Company’s projected benefit obligations and annual net periodic benefit costs related to pensions and the accrued other benefit obligations and benefit costs related to postretirement benefits. The following reflects the impact associated with a change in certain assumptions (in thousands):

	1% Increase		1% Decrease
	Increase/ (Decrease) in Benefit Obligations	Increase/ (Decrease) in Benefit Costs	Increase/ (Decrease) in Benefit Obligations	Increase/ (Decrease) in Benefit Costs
Discount Rate:
Pensions	$(22,346)	$(2,344)	$30,202	$3,040
Other postretirement benefits	(332)	(6)	392	(2)
Expected rate of return on assets	Not Applicable	(1,454)	Not Applicable	1,454
Rate of increase in compensation levels	6,545	927	(5,637)	(827)
Rate of increase in health care costs	148	23	(129)	(19)

Additional information regarding pensions and other postretirement benefits is disclosed in Note 15 of Notes to Consolidated Financial Statements in the Company’s 2004 Annual Report.

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

LIQUIDITY AND CAPITAL RESOURCES

During 2004, the Company generated $10.1 million of cash from operating activities compared to $43.2 million in the same period in 2003. The lower operating cash flow in 2004 was primarily due to lower earnings, excluding gains on asset sales and earnings from joint ventures in excess of distributions, and reduced liabilities.  Liabilities decreased primarily due to the payment of benefits associated with the termination of two executive benefit plans, described below.  Receivables increased due to higher sales and the timing of collections.

Net cash provided by investing activities totaled $4.2 million in 2004, compared to $13.9 million used in 2003. Net cash provided by investing activities in 2004 consisted of proceeds from the sale of assets, including $15.3 million from the sale of property vacated as part of a plant consolidation within the Water Transmission Group, and $7.2 million from the liquidation of life insurance policies offset by capital expenditures which were primarily for normal replacement and upgrades of machinery and equipment and for a new fiberglass pipe plant in Malaysia. In 2003, the Company sold its minority interest in a Mexican coatings venture for $3.0 million. During the fiscal year ending November 30, 2005, the Company anticipates spending between approximately $25 and $35 million on capital expenditures, including additional expenditures on the plant in Malaysia of approximately $8 million. Capital expenditures are expected to be funded by existing cash balances, cash generated from operations or additional borrowings.

Net cash used in financing activities totaled $5.0 million in 2004, compared to $19.8 million in 2003. The net cash used in 2004 consisted of the net repayment of debt of $.8 million, debt issuance costs of $.5 million, and payment of common stock dividends of $6.7 million, offset by a net $3.0 million from the issuance of common stock related to the exercise of stock options and treasury shares used to pay withholding taxes on vested restricted shares.

In June 2004, the Company extended a $100.0 million revolving credit facility with six banks (the “Revolver”).  Under the Revolver, the Company may, at its option, borrow at floating interest rates based on specified margins over money market rates, at any time until June 2008, when all borrowings under the Revolver must be repaid.

The Company’s lending agreements contain various restrictive covenants, including the requirement to maintain specified amounts of net worth and restrictions on cash dividends, borrowings, liens, investments and guarantees. The Company is required to maintain consolidated net worth of $181.4 million plus 50% of net income and 75% of proceeds from any equity issued after January 24, 2003. The Company’s consolidated net worth exceeded the covenant amount by $76.4 million as of November 30, 2004. The Company is required to maintain a consolidated leverage ratio of consolidated funded indebtedness to earnings before interest, taxes, depreciation and amortization (“EBITDA”) of no more than 2.75 times. As of November 30, 2004, the Company maintained a consolidated leverage ratio of 2.1 times EBITDA. Lending agreements require that the Company maintain qualified consolidated tangible assets at least equal to the outstanding secured funded indebtedness. As of November 30, 2004 qualifying tangible assets equaled 1.9 times funded indebtedness. Under the most restrictive fixed charge coverage ratio, the sum of EBITDA and rental expense less cash taxes must be at least 1.5 times the sum of interest expense, rental expense, dividends and scheduled funded debt payments. As of November 30, 2004, the Company maintained such a fixed charge coverage ratio of 1.8 times.

Cash and cash equivalents at November 30, 2004 totaled $30.1 million, an increase of $9.7 million from November 30, 2003. At November 30, 2004 the Company had total debt outstanding of $93.7 million and approximately $104 million in unused committed and uncommitted credit lines available from foreign and domestic banks. The Company’s highest borrowing and the average borrowing levels during 2004 were $108.3 million and $96.3 million, respectively.

In June 2004, the Company terminated two executive benefit programs in consideration of ongoing costs, anticipated legislative restrictions on such programs, and a preference for executive benefit plans having more predictable costs.  Ameron had previously purchased life insurance policies which had been set aside to pay benefits under these plans. At the time of termination of the plans, the cash surrender value of such life insurance policies totaled approximately $26.9 million and exceeded the amount that was required if immediate lump-sum payments were elected by all participants, which totaled $25.6 million. Following termination of the plans, $24.7 million was paid to participants to settle most of the obligations of the Company under the plans, initially using existing cash balances and then the cash surrender value of a portion of the life insurance policies. Management anticipates that the remaining portion of the life insurance policies with a cash surrender value of $20.0 million as of November 30, 2004 will continue to be held for general investment purposes and to defer income taxes.

Management believes that cash flows from operations and current cash balances, together with currently available lines of credit will be sufficient to meet operating requirements in 2005. Cash available from operations could be affected by any general economic downturn or any downturn or any decline or adverse changes in the Company’s business, such as loss of customers or significant raw material price increases. Management believes it is unlikely that business or economic conditions will worsen or that operating costs will increase sufficiently to impact short-term liquidity.

The Company’s contractual obligations and commercial commitments at November 30, 2004 are summarized as follows (in thousands):

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years

Long-Term Debt (a)	$93,682	$18,333	$28,334	$31,315	$15,700

Operating Leases	40,203	4,590	7,262	6,549	21,802

Total Contractual Obligations (b)	$133,885	$22,923	$35,596	$37,864	$37,502

	Commitments Expiring Per Period
Commercial Commitments	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Standby Letters of Credit (c)	$2,307	$2,307	$—	$—	$—

Total Commercial Commitments (b)	$2,307	$2,307	$—	$—	$—

(a)   Included in long-term debt is $915 outstanding under a revolving credit facility which is supported by the Revolver.

(b)   The Company has no capitalized lease obligations, unconditional purchase obligations, or standby repurchase obligations.

(c)   Not included are standby letters of credit totaling $16,065 supporting industrial development bonds with a principal of $15,700. The principal amount of the industrial development bonds is included in long-term debt.  The standby letters of credit are issued under the Revolver.

RESULTS OF OPERATIONS: 2004 COMPARED WITH 2003

General

Net income totaled $13.5 million, or $1.59 per diluted share, on sales of $605.9 million for the year ended November 30, 2004, compared to net income of $29.9 million, or $3.67 per diluted share, on sales of $600.5 million for the same period in 2003.  All operating segments had higher sales except the Water Transmission Group.  Sales of the Water Transmission Group declined in 2004 because of labor disputes that resulted in strikes at two of its plants and weak demand in its primary market, the western U.S.   Net income was lower in 2004 as lower gross profits, higher selling, general and administrative expenses (“SG&A”) and the curtailment and settlement costs associated with the termination of the benefit plans were partially offset by higher other income, lower taxes and higher equity in the earnings of TAMCO.  Excluding income from joint ventures, the Fiberglass-Composite Pipe Group had higher segment income, while the Performance Coatings & Finishes, Water Transmission and Infrastructure Products Groups had lower segment income.

Sales

Sales increased $5.4 million in 2004, compared to 2003.  Sales increased due to the impact of changing foreign exchange rates on the Company’s foreign coatings and fiberglass pipe operations and higher demand for poles, partially offset by reduced demand in markets served by the Water Transmission Group.

Performance Coatings & Finishes’ sales increased $9.3 million in 2004 due to the appreciation of foreign currencies relative to the U.S. dollar. Sales in local currencies by operations outside the U.S. increased, while sales in the U.S. were lower.  Improvements came from sales of fire protection coatings in Europe and coil coatings in New Zealand.  Sales of protective coatings in the U.S. and Europe declined as a result of continued weakness in spending in the heavy-industrial and chemical markets.  Additionally, sales of coatings for use in offshore oil and gas exploration and production weakened in 2004 as offshore construction slowed in the U.S.  The anticipated upturn in spending by industrial customers in the U.S. and Europe remained slower than expected in 2004, and markets served by the Performance Coatings & Finishes Group are not forecasted to improve in the near term.

Fiberglass-Composite Pipe’s sales increased $1.7 million in 2004 due primarily to the impact of favorable foreign exchange rates and partly to the strength of Asian operations. Asian operations, which serve the marine construction markets located in Korea, China and Japan, benefited from the strong worldwide demand for oil tankers and offshore production vessels. New marine construction in Asia increased due to high oil prices and regulations requiring double-hull tankers.  The industrial markets in the U.S. and Europe remained slow due to general economic conditions and a shift of new facilities to Asia and other developing markets. Sales in the U.S. were down due to the weak industrial market and lower activity in the U.S. offshore construction market.  Sales of oilfield tubing for onshore applications were flat as spending was concentrated on larger offshore projects constructed in Asia.   Overall, expected demand for fiberglass piping remains robust, driven by higher oil prices and the increased cost of substitute products, especially steel piping.

The Water Transmission Group’s sales decreased $11.3 million in 2004 due to weak market conditions and labor disputes at two of the Group’s principal plants in Southern California in the first half of 2004.  Workers at the two plants struck in early February.   Agreement was reached at one of the plants in the first quarter, at the end of February, and the second plant in the second quarter, at the end of March.  Sales of protective-lining products for sewer pipe also declined due to a cyclical slowdown in the waste water market and increased competition from alternative products and suppliers.  Revenue is recognized in the Water Transmission Group primarily under the percentage-of-completion method and is subject to a certain level of estimation, which affects the timing of revenue recognition, costs and profits. Estimates are reviewed on a consistent basis and are adjusted when actual results are expected to significantly differ from those estimates. Water Transmission’s year-end backlog was significantly higher than at the end of 2003 as a series of large projects were successfully bid; however, the market for concrete and steel pressure pipe remains soft in the western U.S., affected by a cyclical lull in infrastructure spending and government budgetary constraints.  The backlog bodes well for 2005, and the expected long-term outlook for the Water Transmission Group remains positive based on the needs for water infrastructure in the western U.S.

Infrastructure Products’ sales increased $5.8 million in 2004 due to strong housing and commercial construction spending, which was spurred by low interest rates. Ameron’s Hawaiian operations recovered from a labor dispute at the Company’s principal aggregates and ready-mix concrete operations on Oahu in Hawaii which began in February and ended in early April.  Construction spending in Hawaii was deferred during the strikes, and demand for aggregates, ready-mix concrete and concrete pipe used for public infrastructure, housing and military construction remains strong. Ameron’s pole business had higher sales of concrete poles used in street lighting, primarily associated with housing starts. Sales of steel traffic poles also increased. The forecast for the Infrastructure Products Group remains positive due to expectations of continued spending on residential, commercial, government and military construction.

Gross Profit

Gross profit in 2004 was $148.4 million, or 24.5% of sales, compared to gross profit of $166.5 million, or 27.7% of sales, in 2003. Gross profit decreased $18.1 million due to lower margins, the impact in the first half of the strikes on plant utilization and a net $7.3 million expense related to an increase in LIFO reserves caused by higher steel prices.

In 2004, gross profit of the Performance Coatings & Finishes Group was flat compared to gross profit in 2003.  Higher profit of $2.8 million from increased sales was offset by a similar reduction in gross profit due to lower margins.  Profit margins were adversely impacted by higher manufacturing costs of $1.8 million in the U.S. and Europe, due to inefficient plant utilization, and higher raw material costs of $.7 million.  The Group was unable to increase prices sufficiently to cover additional costs due to competitive pressures, especially in dollar-based markets in the Middle East and the former Soviet Union served by the Company’s European operations.

The Fiberglass-Composite Pipe Group’s gross profit increased $2.4 million in 2004 due to higher sales and improved margins.  Higher sales generated $.6 million higher gross profit, while improved margins contributed $1.8 million.  The margin increase resulted from the mix of products sold in 2004, especially from Asian operations which benefited from the strength of local markets, and improved conditions in worldwide oilfield markets.

Gross profit of the Water Transmission Group decreased $11.1 million in 2004.  Gross profit decreased $2.7 million because of lower sales and $8.4 million due to lower margins.  Profit margins were lower due to competitive pressures brought on by slow market conditions and increased workers’ compensation costs of $1.2 million.  Margins in 2004 and 2003 were adversely affected by the San Francisco/Oakland Bay Bridge project, for which the Water Transmission Group provided lower-margin steel pilings.  Deliveries to the San Francisco/Oakland Bay Bridge project were completed in 2004.

The Infrastructure Products Group’s gross profit declined slightly as profit on higher sales was offset by slightly lower margins. Margins declined due to wet weather and the labor dispute in Hawaii in the first half of 2004, reducing profits $1.6 million.  Higher concrete poles sales generated increased gross profit of approximately $1.3 million.

Additionally, consolidated gross profit was $7.8 million lower in 2004 compared to the same period in 2003 due primarily to increased reserves associated with LIFO accounting of certain steel inventories used by the Water Transmission Group.  The LIFO method is used to defer income taxes on operating profit of the Water Transmission Group.  Income taxes and the LIFO reserves are not allocated to the operating segments.  Gross profit was also $1.3 million lower as a result of other inventory adjustments.

Selling, General and Administrative Expenses (“SG&A”)

SG&A totaled $137.5 million, or 22.7% of sales, in 2004, compared to $127.4 million, or 21.2%, in 2003. SG&A increased $10.1 million due to higher costs of third-party insurance coverage of $2.2 million, higher legal and consulting expenses of $3.4 million and Sarbanes-Oxley 404 auditing and implementation costs of $3.5 million, offset by lower compensation expenses of $1.9 million. The appreciation of foreign currencies increased SG&A of foreign operations by approximately $3.9 million. Additionally in 2003, SG&A included a legal expense recovery of $1.0 million, representing amounts agreed to be reimbursed to the Company by its own and a supplier’s insurance companies for past legal fees and costs in excess of the negotiated settlement of the Central Arizona Project lawsuit.

Pension Plan Curtailment/Settlement

In June 2004, the Company terminated two executive benefit plans in consideration of ongoing costs, anticipated legislative restrictions on such programs, and a preference for executive benefit plans having more predictable costs.  The Company incurred a pretax expense of $12.8 million due to the termination of the plans and distributions to plan participants.  The Company recorded this expense in accordance with SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.” SFAS No. 88 requires settlement accounting if the cost of all settlements, including lump-sum retirement benefits paid, in a year exceeds, or is expected to exceed, the total of the service and interest cost components of pension expense for the same period.

Termination and settlement of the plans is expected to reduce benefit expenses in future years.  In addition to the termination and settlement costs, Ameron expensed $1.8 million under the plans in 2004 and $2.1 million in 2003.

Other Income

Other income increased to $17.9 million in 2004 from $10.9 million in 2003. Other income included royalties and fees from licensees, foreign currency transaction gains and losses, and other miscellaneous income. Included in 2004 was a gain of $13.1 million on the sale of excess property vacated as part of a program to streamline pipe manufacturing operations within the Water Transmission Group.  Included in 2003 was a gain of $2.5 million on the sale of Ameron’s minority interest in a Mexican coatings venture.  Income from investments accounted for under the cost method decreased from $6.3 million in 2003 to $.5 million in 2004 due to the timing of dividend payments.  The fiberglass pipe and coatings ventures continued to perform well due to the strength of oilfield and infrastructure markets in Saudi Arabia.  The concrete pipe venture experienced a cyclical lull and increased competition from alternative products.  Dividends from Ameron’s Saudi Arabian ventures are expected to increase in 2005.

Interest

Interest expense totaled $5.3 million in 2004, compared to $6.6 million in 2003. The decrease reflected lower average borrowing levels in combination with lower average effective interest rates related to the repayment of fixed-rate debt with a higher interest rate and increased utilization of floating rate debt.

Provision for Income Taxes

Income taxes declined to $8.0 million compared to $14.0 million in 2003.   The effective tax rate increased from 32% in 2003 to 75% in 2004.  The effective tax rate was significantly higher in 2004 due to IRS limitations on the deductibility of a portion of the settlements associated with the executive benefit plan terminations.  Approximately $18.5 million of the $24.7 million paid to participants of the terminated plans is not expected to receive an associated tax benefit.  Excluding the impact of the termination of the benefit plans, the effective rate in 2004 would have been less than in 2003 due to lower levels of earnings from domestic operations.  Income from certain foreign operations is taxed at rates that are lower than the U.S. statutory tax rates.

Equity in Earnings of Joint Venture, Net of Taxes

Equity income, which consists of Ameron’s share of the results of TAMCO, increased from $.6 million in 2003 to $10.8 million in 2004.  Ameron owns 50% of TAMCO, a mini-mill that produces steel rebar for the construction industry in the western U.S.  TAMCO performed well throughout 2004 due to increased demand for steel rebar and higher selling prices.  The worldwide market for steel products increased dramatically in 2004 because of demand for steel in China.  Demand declined at the end of the fourth quarter as TAMCO’s customers adjusted inventory levels to reflect confidence in continued supply of product.  The recent decline could be a signal of softening in 2005 from the record level of 2004.  Nevertheless, the outlook for TAMCO remains strong.  Equity income is shown net of income taxes.  Dividends from TAMCO are taxed at an effective rate of 9.3%, reflecting the dividend exclusion provided to the Company under current tax laws.

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

Performance Coatings & Finishes’ sales increased $7.0 million due to the appreciation of foreign currencies relative to the U.S. dollar. Sales in local currencies by operations outside the U.S. were relatively flat, while sales in the U.S. were lower.  Sales of protective coatings in the U.S. declined due to continued sluggishness in U.S. chemical, industrial and marine markets caused by general economic conditions. The industrial markets in Europe were similarly sluggish. However, the international demand for offshore and marine coatings improved in 2003.

Fiberglass-Composite Pipe’s sales increased $26.2 million due primarily to the strength of Asian operations and partly to the impact of favorable foreign exchange rates. Asian operations benefited from the strong worldwide demand for oil tankers and offshore production vessels driven by high oil prices. The industrial markets in the U.S. and Europe remained depressed due to general economic conditions. Sales of onshore oilfield piping improved during 2003 as oil prices remained at a relatively high level and oilfield spending increased.

The Water Transmission Group’s sales increased in 2003 by $20.5 million due to sales of steel pilings for the San Francisco/Oakland Bay Bridge. Sales of concrete and steel pipe for fresh and waste water applications declined during the year due to a cyclical slowdown in the water market in the western U.S. Water Transmission’s year-end backlog was lower than at the end of 2002, reflecting the lull in water projects in the western U.S.

Infrastructure Products’ sales increased $6.9 million due to strong housing and commercial construction spending, which was spurred by low interest rates. Ameron’s Hawaiian operations benefited from improved demand for ready-mix concrete and concrete pipe used for public infrastructure, housing and military construction. Ameron’s pole business had higher sales of concrete poles used in street lighting, primarily associated with housing starts. Sales of steel traffic poles declined due to the lack of steel tubes.

Gross Profit

Gross profit in 2003 was $166.5 million, or 27.7% of sales, compared to gross profit of $141.9 million, or 26.3% of sales, in 2002. Gross profit increased $24.6 million due to higher sales and improved margins. Overall margins improved primarily due to a change in product mix as the proportion of higher-margin fiberglass-pipe sales increased.

Gross profit of the Performance Coatings & Finishes Group increased $2.8 million, with $2.0 million from higher profit on increased sales and $.8 million from higher margins. Margins improved due to better inventory management in 2003, with lower reserves needed for obsolete and slow-moving inventory.

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

Gross profit of the Water Transmission Group increased $4.2 million due to higher sales. However, profit margins decreased, offsetting the increase in gross profit by approximately $1.0 million. Margins were impacted by a change in product mix in 2003 due to the higher level of lower-margin steel pilings. The supply of steel pilings for the San Francisco/Oakland Bay Bridge was roughly 50% completed at the end of 2003.

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

Selling, General and Administrative Expenses

SG&A expenses totaled $127.4 million, or 21.2% of sales, in 2003, compared to $105.9 million, or 19.6%, in 2002. SG&A increased $21.5 million due to higher pension costs of $9.6 million and higher costs for third-party insurance coverage of $2.9 million. Additionally, SG&A in 2003 included higher new product development and marketing costs of $3.5 million, higher employee benefit costs of $2.8 million, higher legal fees of $1.4 million and higher marketing costs associated with higher sales of $.7 million. The appreciation of foreign currencies increased SG&A of the Company’s foreign operations by about $4.7 million in 2003; however, the increase was more than offset by the estimated impact of cost reduction programs initiated in 2002. Legal fees were higher due to asbestos and silica claims and due to lower recovery related to the Central Arizona Project lawsuits. In 2003, $1.0 million was recovered representing amounts agreed to be reimbursed to the Company by its own and a supplier’s insurance companies for past legal fees and costs in excess of the negotiated settlement of the Central Arizona Project lawsuits reached in January 2003. The resolution of the lawsuit enabled the reversal in 2002 of reserves totaling $1.7 million.

Other Income

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

Provision for Income Taxes

The provision for income taxes in 2003 was $14.0 million, a decrease of $.2 million from 2002. The effective tax rate decreased to 32% in 2003 from 36% in 2002. The effective tax rate was lower due to the increase of foreign profits, especially from Asia, and lower foreign income tax rates.

Equity in Earnings of Joint Venture, Net of Taxes

Equity in earnings of joint venture decreased to $.6 million in 2003 from $3.3 million in 2002. Equity income declined due to TAMCO. Ameron’s equity in TAMCO’s earnings decreased as TAMCO suffered throughout 2003 from higher energy and scrap costs. Energy costs reflected the lingering impact of California’s electricity crisis. Scrap costs rose due to demand for Asian consumption.

OFF-BALANCE SHEET FINANCING

The Company does not have any off-balance sheet financing, other than listed in the Liquidity and Capital Resources section herein. All of the Company’s subsidiaries are included in the financial statements, and the Company does not have relationships with any special purpose entities.

MARKET RISKS

Foreign Currency Risk

The Company operates internationally, giving rise to exposure to market risks from changes in foreign exchange rates. From time to time, the Company borrows in various currencies to reduce the level of net assets subject to changes in foreign exchange rates or purchases foreign exchange forward and option contracts to hedge firm commitments, such as receivables and payables, denominated in foreign currencies. The Company does not use the contracts for speculative or trading purposes. At November 30, 2004, the Company had 25 foreign currency forward contracts expiring at various dates through May 2005, with an aggregate face value and fair value of $9.8 million and $10.2 million, respectively. Such instruments are carried at fair value, with related adjustments recorded in other income.

Debt Risk

The Company has variable-rate, short-term and long-term debt as well as fixed-rate, long-term debt. The fair value of the Company’s fixed-rate debt is subject to changes in interest rates. The estimated fair value of the Company’s variable-rate debt approximates the carrying value of such debt since the variable interest rates are market-based, and the Company believes such debt could be refinanced on materially similar terms. The Company is subject to the availability of credit to support new requirements, to refinance amortizing long-term debt and to refinance short-term debt.

As of November 30, 2004, the estimated fair value of notes payable by the Company totaling $16.7 million, with a fixed rate of 7.92%, was $17.8 million. The Company is required to repay these notes in installments of $8.3 million in 2005 and $8.4 million in 2006.  As of November 30, 2004, the estimated fair value of notes payable by the Company totaling $50.0 million, with a fixed rate of 5.36%, was $51.8 million. The Company is required to repay these notes in annual installments of $10.0 million from 2005 to 2009, inclusive. The Company had $7.2 million of variable-rate industrial development bonds payable at a rate of 1.86% as of November 30, 2004, payable in 2016. The Company also had $8.5 million of variable-rate industrial development bonds payable at a rate of 1.86% as of November 30, 2004, payable in 2021. As of November 30, 2004, the Company borrowed $10.4 million under the Revolver, which permits borrowings up to $100.0 million through June 2008. The average interest rate of such borrowings was 4.16% as of November 30, 2004.  The Company also borrowed $.9 million under various foreign short-term bank facilities, that are supported by the Revolver.  The average interest rate of such borrowings was 9.31% as of November 30, 2004.

CONTINGENCIES

The Company is one of numerous defendants in various asbestos-related personal injury lawsuits. These cases generally seek unspecified damages for asbestos-related diseases based on alleged exposure to products previously manufactured by the Company and others, and, at this time, the Company is generally not aware of the extent of injuries allegedly suffered by the individuals or the facts supporting the claim that injuries were caused by the Company’s products. Based upon the information available to it at this time, the Company is not in a position to evaluate its potential exposure, if any, as a result of such claims. Hence, no amounts have been accrued for loss contingencies related to these lawsuits in accordance with SFAS No. 5, “Accounting for Contingencies.” The Company continues to vigorously defend all such lawsuits. As of November 30, 2004, the Company was a defendant in asbestos-related cases involving 18,298 claimants, compared to 17,447 claimants as of November 30, 2003.  The Company is not in a position to estimate the number of additional claims that may be filed against it in the future. For the fiscal year ended November 30, 2004, there were new claims involving 1,633 claimants, dismissals and/or settlements involving 782 claimants and no judgments.  Net costs and expenses incurred by the Company for the fiscal year ended November 30, 2004 in connection with asbestos-related claims were approximately $.5 million.

The Company is one of numerous defendants in various silica-related personal injury lawsuits. These cases generally seek unspecified damages for silica-related diseases based on alleged exposure to products previously manufactured by the Company and others, and, at this time, the Company is not aware of the extent of injuries allegedly suffered by the individuals or the facts supporting the claim that injuries were caused by the Company’s products.  Based upon the information available to it at this time, the Company is not in a position to evaluate its potential exposure, if any, as a result of such claims.  Hence, no amounts have been accrued for loss contingencies related to these lawsuits in accordance with SFAS No. 5.  The Company continues to vigorously defend all such lawsuits.  As of November 30, 2004, the Company was a defendant in silica-related cases involving 8,226 claimants, compared to 6,847 claimants as of November 30, 2003.  The Company is not in a position to estimate the number of additional claims that may be filed against it in the future.  For the fiscal year ended November 30, 2004, there were new claims involving 1,966 claimants, dismissals and/or settlements involving 587 claimants and no judgments.  Net costs and expenses incurred by the Company for the fiscal year ended November 30, 2004 in connection with silica-related claims were approximately $.4 million.

In April 2003, the Company was served with a complaint in an action brought by J. Ray McDermott, Inc., J. Ray McDermott, S.A. and SparTEC, Inc. (collectively “McDermott”) in the District Court of Harris County, Texas against the Company and two co-defendants, in connection with certain coatings supplied by the defendants in 2002 for an offshore production facility known as a SPAR being constructed by McDermott for Dominion Exploration and Production, Inc. and Pioneer Natural Resources USA, Inc. (collectively “Dominion”).  McDermott alleges that the Company’s co-defendants improperly supplied coatings which contained lead and/or lead chromate, and that as a result the Company and its co-defendants are liable to McDermott for all costs associated with removal and replacement of those coatings. McDermott’s petition as filed alleged a claim for damages in an unspecified amount; however, McDermott’s economic expert subsequently estimated McDermott’s damages at approximately $21 million, a figure which the Company contests.  Trial of this matter is expected in August 2005.  The Company believes that it has meritorious defenses to this action.  Based upon the information available to it at this time, the Company is not in a position to evaluate the ultimate outcome of this matter.

Separately, in May 2003, Dominion brought an action against the Company in Civil District Court for the Parish of Orleans, Louisiana as owners of the SPAR seeking additional damages allegedly sustained by Dominion resulting from delays in McDermott’s delivery of the SPAR caused by the removal and replacement of coatings containing lead and/or lead chromate.  Dominion contends that the Company made certain misrepresentations and warranties to Dominion concerning the lead-free nature of those coatings.  Dominion’s petition as filed alleged a claim for damages in an unspecified amount; however, Dominion’s economic expert recently estimated Dominion’s damages at approximately $128 million, a figure which the Company contests.  This matter is in discovery, and no trial date has yet been established.  The Company believes that it has meritorious defenses to this action.   Based upon the information available to it at this time, the Company is not in a position to evaluate the ultimate outcome of this matter.

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

CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of November 30, 2004 pursuant to Exchange Act Rule 13a-14.  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company’s periodic Securities and Exchange Commission filings.  No significant changes were made in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to November 30, 2004.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 46-R, “Consolidation of Variable Interest Entities,” to replace FIN No. 46.  FIN No. 46-R addresses the consolidation of business enterprises (“variable interest entities”) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply.  FIN No. 46-R focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests or sufficient equity, a company’s exposure (“variable interest”) to the economic risks and potential rewards from the variable interest entity’s assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the values of the variable interest entity’s assets and liabilities. Variable interests may arise from financial instruments, service contracts, nonvoting ownership interests and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary is required to consolidate the assets, liabilities and the results of operations of the variable interest entity in its financial statements.  The adoption of FIN No. 46-R did not have a material impact on the Company’s consolidated financial statements.

In December 2003, the FASB issued a revision to SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits.”  The revision to SFAS No. 132 requires additional disclosures relating to the description of the types of plan assets, investment strategy, measurement dates, plan obligations, cash flows, and components of net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans recognized during interim periods.  These disclosure requirements are effective for the Company for the year ended November 30, 2004.  Disclosures required under SFAS No. 132 are included in Note 15 of the Notes to the Consolidated Financial Statements in the Company’s 2004 Annual Report.

In January 2004, the FASB issued a FASB Staff Position (“FSP”) regarding SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.”  FSP 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” discusses the effect of the Medicare Prescription Drug, Improvement and Modernization Act (“the Act”) enacted on December 8, 2003.  FSP 106-1 considers the effect of the two new features introduced in the Act in determining accumulated postretirement benefit obligation (“APBO”) and net periodic postretirement benefit cost, which may serve to reduce a company’s post-retirement benefit costs.  Companies may elect to defer accounting for this benefit or may attempt to reflect the best estimate of the impact of the Act on net periodic costs currently.  The Company has chosen to defer accounting for the benefit until the FASB issues final accounting guidance due to various uncertainties related to this legislation and the appropriate accounting.  The Company’s measures of APBO and net periodic postretirement benefit costs as of and for the periods ended November 30, 2004 do not reflect the effect of the Act.

In May 2004, the FASB issued a second FSP regarding SFAS No. 106. FSP 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” discusses the effect of the Act.  FSP 106-2 considers the effect of the two new features introduced in the Act in determining APBO and net periodic postretirement benefit cost, which may serve to reduce a company’s postretirement benefit costs. The adoption of FSP 106-2 did not have a material impact on the Company’s financial position or results of operations.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs,” which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005.  The adoption of SFAS No. 151 is not expected to have a material impact on the Company’s consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payments.”  SFAS No. 123(R) would require the Company to measure all employee stock-based compensation awards using a fair-value method and record such expense in its consolidated financial statements.  The adoption of SFAS No. 123(R) will require additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements.  SFAS No. 123(R) is effective beginning in the quarter ending November 30, 2005.  The effect of the adoption of SFAS No. 123(R) is expected to be comparable to the effect disclosed on a pro forma basis as a result of applying the current fair value recognition provisions of SFAS No. 123 as shown in Note 12 of Notes to Consolidated Financial Statements in the Company’s 2004 Annual Report.

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Any of the statements contained in this Annual Report that refer to the Company’s forecasted, estimated or anticipated future results are forward-looking and reflect the Company’s current analysis of existing trends and information. Actual results may differ from current expectations based on a number of factors affecting Ameron’s businesses, including competitive conditions and changing market conditions. In addition, matters affecting the economy generally, including the state of economies worldwide, can affect the Company’s results. These forward-looking statements represent the Company’s judgment only as of the date of this Annual Report. Since actual results could differ materially, the reader is cautioned not to rely on these forward-looking statements. Moreover, the Company disclaims any intent or obligation to update these forward-looking statements.

CONSOLIDATED STATEMENTS OF INCOME

	Year ended November 30,
(Dollars in thousands, except per share data)	2004	2003	2002

Sales	$605,853	$600,495	$539,473
Cost of sales	(457,442)	(434,007)	(397,590)

Gross profit	148,411	166,488	141,883
Selling, general and administrative expenses	(137,468)	(127,392)	(105,898)
Pension plan curtailment/settlement	(12,817)	—	—
Other income, net	17,861	10,852	9,767
Income before interest, income taxes and equity in earnings of joint venture	15,987	49,948	45,752
Interest expense, net	(5,313)	(6,645)	(6,836)
Income before income taxes and equity in earnings of joint venture	10,674	43,303	38,916
Provision for income taxes	(8,006)	(14,017)	(14,166)
Income before equity in earnings of joint venture	2,668	29,286	24,750
Equity in earnings of joint venture, net of taxes	10,791	614	3,309
Net income	$13,459	$29,900	$28,059

Net income per share (basic)	$1.63	$3.77	$3.61
Net income per share (diluted)	$1.59	$3.67	$3.49

Weighted-average shares (basic)	8,270,487	7,925,229	7,772,032
Weighted-average shares (diluted)	8,448,987	8,149,460	8,052,164

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

	As of November 30,
(Dollars in thousands, except per share data)	2004	2003

ASSETS
Current assets
Cash and cash equivalents	$30,124	$20,390
Receivables, less allowances of $7,984 in 2004 and $8,168 in 2003	162,636	155,629
Inventories	90,297	91,371
Deferred income taxes	15,526	19,241
Prepaid expenses and other current assets	11,032	8,882

Total current assets	309,615	295,513

Investments in joint ventures
Equity method	16,042	13,064
Cost method	5,922	5,479

Property, plant and equipment
Land	38,875	37,787
Buildings	87,159	84,426
Machinery and equipment	286,769	283,123
Construction in progress	8,812	6,169

Total property, plant and equipment at cost	421,615	411,505
Accumulated depreciation	(267,964)	(260,919)

Total property, plant and equipment, net	153,651	150,586
Deferred income taxes	6,029	6,744
Intangible assets, net of accumulated amortization of $10,550 in 2004 and $9,738 in 2003	13,795	13,526
Other assets	38,883	48,580

Total assets	$543,937	$533,492

The accompanying notes are an integral part of these consolidated financial statements.

	As of November 30,
	2004	2003

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities

Current portion of long-term debt	$18,333	$8,333
Trade payables	49,156	47,512
Accrued liabilities	53,221	53,091
Income taxes payable	8,092	9,568

Total current liabilities	128,802	118,504

Long-term debt, less current portion	75,349	86,044
Other long-term liabilities	60,619	72,832

Total liabilities	264,770	277,380

Commitments and contingencies
Stockholders’ equity

Common stock, par value $2.50 a share, authorized 24,000,000 shares, outstanding 8,431,471 shares in 2004 and 8,214,563 shares in 2003, net of treasury shares	27,745	27,186
Additional paid-in capital	21,903	16,443
Unearned restricted stock	(2,300)	(1,481)
Retained earnings	301,013	294,255
Accumulated other comprehensive loss	(20,420)	(31,768)
Treasury stock (2,666,670 shares in 2004 and 2,659,810 in 2003)	(48,774)	(48,523)

Total stockholders’ equity	279,167	256,112

Total liabilities and stockholders’ equity	$543,937	$533,492

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock
(Dollars in thousands)	Shares Outstanding	Amount	Additional Paid-in Capital	Unearned Restricted Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total
Balance, November 30, 2001	3,873,007	$13,017	$19,457	$—	$247,406	$(26,974)	$(48,659)	$204,247
Net Income - 2002	—	—	—	—	28,059	—	—	28,059
Exercise of stock options	32,655	81	1,146	—	—	—	—	1,227
Foreign currency translation adjustment	—	—	—	—	—	7,182	—	7,182
Minimum pension liability adjustment, net of tax	—	—	—	—	—	(25,171)	—	(25,171)
Comprehensive income from joint venture	—	—	—	—	—	15	—	15
Cash dividends on common stock	—	—	—	—	(5,016)	—	—	(5,016)
Stock compensation expense	—	—	713	—	—	—	—	713
Issuance of restricted stock	40,000	100	2,634	(2,734)	—	—	—	—
Amortization of restricted stock	—	—	—	570	—	—	—	570
Balance, November 30, 2002	3,945,662	13,198	23,950	(2,164)	270,449	(44,948)	(48,659)	211,826
Net Income - 2003	—	—	—	—	29,900	—	—	29,900
Stock dividends	3,945,662	13,224	(13,224)	—	—	—	—	—
Exercise of stock options	323,239	764	5,722	—	—	—	136	6,622
Foreign currency translation adjustment	—	—	—	—	—	14,847	—	14,847
Minimum pension liability adjustment, net of tax	—	—	—	—	—	(2,399)	—	(2,399)
Comprehensive income from joint venture	—	—	—	—	—	732	—	732
Cash dividends on common stock	—	—	—	—	(6,094)	—	—	(6,094)
Stock compensation expense	—	—	(5)	—	—	—	—	(5)
Amortization of restricted stock	—	—	—	683	—	—	—	683
Balance, November 30, 2003	8,214,563	27,186	16,443	(1,481)	294,255	(31,768)	(48,523)	256,112
Net Income - 2004	—	—	—	—	13,459	—	—	13,459
Exercise of stock options	167,768	419	2,896	—	—	—	—	3,315
Foreign currency translation adjustment	—	—	—	—	—	10,175	—	10,175
Minimum pension liability adjustment, net of tax	—	—	—	—	—	411	—	411
Comprehensive income from joint venture	—	—	—	—	—	762	—	762
Cash dividends on common stock	—	—	—	—	(6,701)	—	—	(6,701)
Stock compensation expense	—	—	772	—	—	—	—	772
Issuance of restricted stock	56,000	140	1,792	(1,932)	—	—	—	—
Amortization of restricted stock	—	—	—	1,113	—	—	—	1,113
Treasury stock purchase	(6,860)	—	—	—	—	—	(251)	(251)
Balance, November 30, 2004	8,431,471	$27,745	$21,903	$(2,300)	$301,013	$(20,420)	$(48,774)	$279,167

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended November 30,
(In thousands)	2004	2003	2002

Net income	$13,459	$29,900	$28,059
Foreign currency translation adjustment	10,175	14,847	7,182
Minimum pension liability adjustment, net of tax	411	(2,399)	(25,171)
Comprehensive income from joint venture	762	732	15
Comprehensive income	$24,807	$43,080	$10,085

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended November 30,
(In thousands)	2004	2003	2002

OPERATING ACTIVITIES
Net income	$13,459	$29,900	$28,059
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	18,673	18,093	18,032
Amortization	224	278	540
Provision/(benefit) for deferred income taxes	3,689	(4,654)	5,960

Net earnings and distributions from joint ventures	(2,217)	609	(132)

Gain from sale of investments, property, plant and equipment	(13,140)	(2,385)	(71)
Stock compensation expense	1,885	678	1,283
Other, net	—	401	—
Changes in operating assets and liabilities:
Receivables	(1,690)	(16,457)	8,194
Inventories	3,665	125	6,249
Prepaid expenses and other current assets	(1,792)	(1,973)	105
Other assets	2,789	(14,113)	(1,635)
Trade payables	64	(1,343)	(2,147)
Accrued liabilities and income taxes payable	(2,597)	12,963	(3,134)
Other long-term liabilities	(12,949)	21,104	(6,669)

Net cash provided by operating activities	10,063	43,226	54,634

INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment	15,702	239	504
Proceeds from sale of investment in joint venture	—	2,985	—
Proceeds from sale of other investments	7,214	—	—
Additions to investments, property, plant and equipment	(18,755)	(17,107)	(14,514)

Net cash provide by/(used in) investing activities	4,161	(13,883)	(14,010)

FINANCING ACTIVITIES
Issuance of debt	11,033	59,664	825
Repayment of debt	(11,874)	(78,456)	(38,918)
Debt issuance costs	(477)	(1,581)	—
Dividends on common stock	(6,701)	(6,094)	(5,016)
Issuance of common stock	3,315	6,486	1,227
Change in treasury stock	(251)	136	—

Net cash used in financing activities	(4,955)	(19,845)	(41,882)

Effect of exchange rate changes on cash and cash equivalents	465	532	303

Net change in cash and cash equivalents	9,734	10,030	(955)
Cash and cash equivalents at beginning of year	20,390	10,360	11,315

Cash and cash equivalents at end of year	$30,124	$20,390	$10,360

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

Reclassifications

Certain prior-year balances have been reclassified to conform with the current-year presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Significant estimates include revenue and costs recorded under percentage-of-completion accounting, assumptions related to benefit plans, goodwill, and reserves associated with management incentives, receivables, inventories, income taxes, self insurance and environmental and legal contingencies. Actual results could differ from those estimates.

Revenue Recognition

Revenue for the Performance Coatings & Finishes, Fiberglass-Composite Pipe and Infrastructure Products segments is recognized when risk of ownership and title pass, primarily at the time goods are shipped, provided that an agreement exists between the customer and the Company, the price is fixed or determinable and collection is reasonably assured. In limited circumstances within the Performance Coatings & Finishes Group, revenue recognition associated with shipment of coatings for marine dry dockings is delayed until product returns are processed. Revenue is recognized for the Water Transmission Group primarily under the percentage-of-completion method, typically based on completed units of production, since products are manufactured under enforceable and binding construction contracts, typically are designed for specific applications, are not interchangeable between projects, and are not manufactured for stock. In some cases, if products are manufactured for stock or are not related to specific construction contracts, revenue is recognized under the same criteria used by the other three segments.  Revenue under the percentage-of-completion method is subject to a greater level of estimation, which affects the timing of revenue recognition, costs and profits. Estimates are reviewed on a consistent basis and are adjusted periodically to reflect current expectations.

Research and Development Costs

Research and development costs, which relate primarily to the development, design and testing of products, are expensed as incurred. Such costs, which are included in selling, general and administrative expenses, were approximately $5,645,000 in 2004, $5,653,000 in 2003, and $4,356,000 in 2002.

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

Net Income Per Share

Basic net income per share is computed on the basis of the weighted-average number of common shares outstanding during the periods presented. Diluted net income per share is computed on the basis of the weighted-average number of common shares outstanding plus the effect of outstanding stock options and restricted stock, using the treasury stock method.

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

Depreciation is computed principally using the straight-line method based on estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the life of the improvement or the term of the lease. Useful lives are as follows:

Useful Lives in Years
Buildings	10-40
Machinery and equipment
Autos, trucks and trailers	3-8
Cranes and tractors	5-15
Manufacturing equipment	3-15
Other	2-20

Goodwill and Intangible Assets

Intangible assets are amortized on a straight-line basis over periods ranging from three to 15 years.

The cost of an acquired business is allocated to the acquired net assets based on the estimated fair values at the date of acquisition. The excess of the cost of an acquired business over the aggregate fair value is recorded as goodwill.  Effective December 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.”  As a result, goodwill is not amortized but instead tested for impairment at least annually. Such tests require management to make estimates about future cash flows and other factors to determine the fair value of the respective assets. Prior to 2003, goodwill was amortized using the straight-line method over periods ranging up to 40 years.

The Company reviews the recoverability of intangible and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the estimated future, undiscounted cash flows from the use of an asset are less than its carrying value, a write-down is recorded to reduce the related asset to estimated fair value.

Self Insurance

The Company typically utilizes third-party insurance subject to varying retention levels or self insurance. The Company is self insured for a portion of the losses and liabilities primarily associated with workers’ compensation claims and general, product and vehicle liability. Losses are accrued based upon the Company’s estimates of the aggregate liability for claims incurred using historical experience and certain actuarial assumptions followed in the insurance industry. The estimate of self insurance liability includes an estimate of incurred but not reported claims, based on data compiled from historical experience.

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

Derivative Financial Instruments and Risk Management

The Company operates internationally, giving rise to exposure to market risks from changes in foreign exchange rates. From time to time, derivative financial instruments, primarily foreign exchange contracts, are used by the Company to reduce those risks. The Company does not hold or issue financial or derivative financial instruments for trading or speculative purposes. As of November 30, 2004 and 2003, the Company had foreign currency forward contracts with an aggregate face value of approximately $9,774,000 and $9,367,000, respectively.

Fair Value of Financial Instruments

The fair value of financial instruments, other than long-term debt or derivatives, approximates the carrying value because of the short-term nature of such instruments.

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

Stock-Based Compensation

The Company recognizes compensation expense associated with stock-based awards under the recognition and measurement principles of Accounting Principles Board (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, compensation expense is measured by the excess of the quoted market price of the stock over the option exercise price on the grant date. No compensation expense associated with a stock-based award is recorded if the stock option exercise price equals the market price of the Company’s stock on the date of the grant.

In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosures.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” and provides alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123 to include pro forma presentation of net income and earnings per share as if the Company recorded compensation expense based on the fair value of stock-based awards. The Company has adopted the disclosure-only provisions of SFAS No. 123. Disclosures required under SFAS No. 123 and SFAS No. 148 are included in Note 12 herein.

New Accounting Pronouncements

In December 2003, the FASB issued FASB Interpretation (“FIN”) No. 46-R, “Consolidation of Variable Interest Entities,” to replace FIN No. 46.  FIN No. 46-R addresses the consolidation of business enterprises (“variable interest entities”) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply.  FIN No. 46-R focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests or sufficient equity, a company’s exposure (“variable interest”) to the economic risks and potential rewards from the variable interest entity’s assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the values of the variable interest entity’s assets and liabilities. Variable interests may arise from financial instruments, service contracts, nonvoting ownership interests and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary is required to consolidate the assets, liabilities and the results of operations of the variable interest entity in its financial statements.  The adoption of FIN No. 46-R did not have a material impact on the Company’s consolidated financial statements.

In December 2003, the FASB issued a revision to SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits.”  The revision to SFAS No. 132 requires additional disclosures relating to the description of the types of plan assets, investment strategy, measurement dates, plan obligations, cash flows, and components of net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans recognized during interim periods.  These disclosure requirements are effective for the Company.  Disclosures required under SFAS No. 132 are included in Note 15 herein.

In January 2004, the FASB issued a FASB Staff Position (“FSP”) regarding SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.”  FSP 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” discusses the effect of the Medicare Prescription Drug, Improvement and Modernization Act (“the Act”) enacted on December 8, 2003.  FSP 106-1 considers the effect of the two new features introduced in the Act in determining accumulated postretirement benefit obligation (“APBO”) and net periodic postretirement benefit cost, which may serve to reduce a company’s postretirement benefit costs.  Companies may elect to defer accounting for this benefit or may attempt to reflect the best estimate of the impact of the Act on net periodic costs currently.  The Company has chosen to defer accounting for the benefit until the FASB issues final accounting guidance due to various uncertainties related to this legislation and the appropriate accounting.  The Company’s measures of APBO and net periodic postretirement benefit costs as of and for the periods ended November 30, 2004 do not reflect the effect of the Act.

In May 2004, the FASB issued a second FSP regarding SFAS No. 106. FSP 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” discusses the effect of the Act.  FSP 106-2 considers the effect of the two new features introduced in the Act in determining APBO and net periodic postretirement benefit cost, which may serve to reduce a company’s post-retirement benefit costs. The adoption of FSP 106-2 did not have a material impact on the Company’s financial position or results of operations.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs,” which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 is not expected to have a material impact on the Company’s consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payments.”  SFAS No. 123(R) would require the Company to measure all employee stock-based compensation awards using a fair-value method and record such expense in its consolidated financial statements.  The adoption of SFAS No. 123(R) will require additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements.  SFAS No. 123(R) is effective beginning in the quarter ending November 30, 2005.  The effect of the adoption of SFAS No. 123(R) is expected to be comparable to the effect disclosed in on a pro forma basis as a result of applying the current fair-value recognition provisions of SFAS No. 123 as shown in Note 12 herein.

Supplemental Cash Flow Information

(In thousands)	2004	2003	2002
Interest paid	$6,509	$4,997	$6,996

Income taxes paid	6,103	10,268	8,457

NOTE 2 OTHER INCOME

Other income was as follows for the year ended November 30:

(In thousands)	2004	2003	2002
Gain/(loss) on sale of property, plant and equipment	$13,140	$(92)	$71
Royalties, fees and other income	3,122	2,866	2,962
Income from joint ventures-cost method	506	6,311	5,900
Foreign currency gain/(loss)	30	(269)	(539)
Gain on sale of investment	—	2,477	—
Miscellaneous	1,063	(441)	1,373
	$17,861	$10,852	$9,767

NOTE 3 RECEIVABLES

Receivables were as follows at November 30:

(In thousands)	2004	2003
Trade	$160,743	$153,041
Joint ventures	1,858	2,461
Other	8,019	8,295
Allowances	(7,984)	(8,168)
	$162,636	$155,629

The Company’s provision for bad debts was $1,991,000 in 2004, $3,071,000 in 2003, and $1,300,000 in 2002. Trade receivables included unbilled receivables related to the percentage-of-completion method of revenue recognition of $29,438,000 and $25,371,000 at November 30, 2004 and 2003, respectively.

NOTE 4 INVENTORIES

Inventories were as follows at November 30:

(In thousands)	2004	2003
Finished products	$52,489	$52,821
Materials and supplies	23,809	22,037
Products in process	13,999	16,513
	$90,297	$91,371

Certain steel inventories are valued using the last-in, first-out (LIFO) method.  Inventories valued using the LIFO method comprised 8.3% and 13.3% of consolidated inventories at November 30, 2004 and 2003, respectively.  During 2004, inventory quantities subject to valuation using the LIFO method were reduced while steel prices increased sharply.  The net impact was an approximate $7,300,000 increase in cost of goods sold in 2004, which included the decrease in cost of goods sold of approximately $4,200,000 associated with the liquidation of LIFO inventory quantities carried at historically lower costs.  The after-tax impact of the LIFO quantity reduction was an increase in net income of $2,500,000, or $.30 per share.  If inventories valued using the LIFO method had been valued using the first-in, first-out (FIFO) method, total inventories would have increased by $7,929,000 and $630,000 at November 30, 2004 and 2003, respectively.

NOTE 5 JOINT VENTURES

Investments, advances and equity in undistributed earnings of joint ventures were as follows at November 30:

(In thousands)	2004	2003
Investment—equity method	$16,042	$13,064
Investments—cost method	5,922	5,479
	$21,964	$18,543

The Company’s ownership of joint ventures is summarized below:

Products	Joint Ventures	Ownership Interest
Coatings	Oasis-Ameron, Ltd.	40%
Fiberglass pipe	Bondstrand, Ltd.	40%
Concrete pipe	Ameron Saudi Arabia, Ltd.	30%
Steel products	TAMCO	50%

Investments in joint ventures and the amount of undistributed earnings were as follows:

(In thousands)	Coatings	Fiberglass Pipe	Concrete Pipe	Steel Products	Total
Cost	$2,138	$3,784	$—	$8,482	$14,404
Comprehensive loss from joint venture	—	—	—	(1,178)	(1,178)
Accumulated equity in undistributed earnings	—	—	—	8,738	8,738

Investment, November 30, 2004	$2,138	$3,784	$—	$16,042	$21,964

2004 Dividends	$506	$—	$—	$9,680	$10,186

Cost	$1,695	$3,784	$—	$8,482	$13,961
Comprehensive loss from joint venture	—	—	—	(1,941)	(1,941)
Accumulated equity in undistributed earnings	—	—	—	6,523	6,523

Investment, November 30, 2003	$1,695	$3,784	$—	$13,064	$18,543

2003 Dividends	$636	$3,042	$2,633	$1,276	$7,587

In 2003, the Company sold its 25% ownership of Amercoat Mexicana for a pretax gain of $2,477,000. Income from Amercoat Mexicana totaled $312,000 and $327,000 in the years ended November 30, 2003, and 2002, respectively.

The Company provides for income taxes on the undistributed earnings of its joint ventures to the extent such earnings are included in the consolidated statements of income.

The investment in TAMCO was recorded based on audited financial statements as of November 30, 2004. Condensed financial data of TAMCO, an investment which is accounted for under the equity method, were as follows:

Financial Condition

(In thousands)	2004	2003
Current assets	$66,494	$39,412
Noncurrent assets	27,943	30,862
	$94,437	$70,274

Current liabilities	$38,119	$17,598
Noncurrent liabilities	8,603	10,808
Stockholders’ equity	47,715	41,868
	$94,437	$70,274

Results of Operations

(In thousands)	2004	2003	2002
Net sales	$215,849	$163,277	$130,893
Gross profit	45,885	8,658	21,924
Net income	23,427	1,333	6,745

In 2001, TAMCO entered into a swap agreement intended to hedge expected cash flows related to the purchase of natural gas used in its manufacturing process. The Company recognized $1,178,000 and $1,941,000 in accumulated other comprehensive loss at November 30, 2004 and 2003, respectively, which represents its proportionate share of amounts recognized by TAMCO to record the fair value of the swap agreement.

Sales to joint ventures totaled $1,613,000 in 2004, $4,004,000 in 2003, and $4,848,000 in 2002.

NOTE 6 OTHER ASSETS

Other assets were as follows at November 30:

(In thousands)	2004	2003

Cash surrender value of insurance policies	$24,208	$29,312
Pension related assets	13,775	15,134
Other	900	4,134
	$38,883	$48,580

NOTE 7 ACCRUED LIABILITIES

Accrued liabilities were as follows at November 30:

(In thousands)	2004	2003
Compensation and benefits	$18,517	$19,909
Self insurance reserves	15,909	14,988
Product warranties and guarantees	4,297	3,770
Taxes (other than income taxes)	3,398	3,196
Reserves for pending claims and litigation	3,083	4,547
Commissions and royalties	1,562	1,490
Advances from customers	726	1,254
Interest	405	1,937
Other	5,324	2,000
	$53,221	$53,091

The Company’s product warranty accrual reflects management’s estimate of probable liability associated with product warranties.  Management establishes product warranty accruals based on historical experience and other currently available information. Changes in the product warranty accrual for the year ended November 30 were as follows:

(In thousands)	2004	2003

Balance, beginning of period	$3,770	$4,257

Payments	(4,632)	(3,158)

Warranties issued during the period	5,159	2,671

Balance, end of period	$4,297	$3,770

NOTE 8 OTHER LONG-TERM LIABILITIES

Other long-term liabilities were as follows at November 30:

(In thousands)	2004	2003

Accrued pension cost	$54,076	$63,320
Compensation and benefits	3,273	5,289
Deferred income tax liabilities	3,148	3,931
Other	122	292
	$60,619	$72,832

NOTE 9 INCOME TAXES

The provision for income taxes included the following for the year ended November 30:

(In thousands)	2004	2003	2002
Current
Federal	$(261)	$11,059	$4,370
Foreign	5,393	5,445	3,508
State	(567)	2,118	339
	4,565	18,622	8,217

Deferred
Federal	3,160	(3,977)	5,096
Foreign	(162)	20	(99)
State	443	(648)	952
	3,441	(4,605)	5,949
	$8,006	$14,017	$14,166

Deferred income tax assets/(liabilities) were comprised of the following as of November 30:

(In thousands)	2004	2003
Current deferred income taxes
Self-insurance and claims reserves	$12,089	$11,558
Inventories	4,532	4,667
Employee benefits	2,026	3,037
Accounts receivable	1,266	1,921
Valuation allowances	(1,760)	(1,713)
Other	(2,627)	(229)

Net current deferred income tax assets	15,526	19,241

Noncurrent deferred income taxes
Net operating loss carry-overs	16,027	13,035
Prepaid pension benefit costs	15,547	13,251
Employee benefits	10,524	5,834
Investments	3,107	3,280
Valuation allowances	(24,324)	(14,035)
Property, plant and equipment	(17,404)	(17,412)
Other	(596)	(1,140)

Net noncurrent deferred income tax assets	2,881	2,813

Net deferred income tax assets	$18,407	$22,054

As of November 30, 2004, the Company had foreign net operating loss carry-overs of approximately $47,700,000. A full valuation allowance has been provided against these net operating losses.  The balance of the valuation allowances applies to certain foreign deferred tax assets and certain other deferred tax assets that will likely not result in a tax benefit.  Approximately $7,100,000 of the increase in the valuation allowances was related to the probable loss of deductions for executive compensation paid in connection with the termination of the two executive benefit programs.  The balance of the increase was related to foreign net operating loss carry-overs and other foreign deferred tax assets for which no benefit has been recognized.

The tax provision represents effective tax rates of 75%, 32% and 36% of income before income taxes for the years ended November 30, 2004, 2003 and 2002, respectively.  A reconciliation of income taxes provided at the effective income tax rate and the amount computed at the federal statutory income tax rate of 35% is as follows for the year ended November 30:

(In thousands)	2004	2003	2002

Domestic pretax income	$(7,782)	$25,132	$34,111
Foreign pretax income	18,456	18,171	4,805
	$10,674	$43,303	$38,916
Taxes at federal statutory rate	$3,736	$15,156	$13,620
State taxes, net of federal tax benefit	(495)	966	1,335
Net effect of utilization of foreign losses	(59)	(27)	3,306
Foreign income taxed at lower rates	(2,188)	(2,089)	(2,414)
Foreign tax credit	(1,451)	(1,485)	(1,432)
Foreign branch and withholding taxes	1,019	1,114	833
Percentage depletion	(421)	(375)	(364)
Non-deductible compensation	7,709	336	1,083
Research and development credits	(437)	(584)	(598)
Foreign dividend income	1,738	1,584	900
Other, net	(1,145)	(579)	(2,103)
	$8,006	$14,017	$14,166

The 1996 through 1998 federal income tax returns are currently under examination by the U.S. Internal Revenue Service (“IRS”). While the audit is nearing completion, no assessments have been issued.  Although it cannot predict with certainty the ultimate outcome of this examination, the Company believes it has adequately provided for any potential liabilities that may result.

In 2001, the Company filed federal and state income tax claims for research and development credits for tax years 1990 through 2000.  The claims are currently under IRS review.

The cumulative amount of undistributed earnings of foreign subsidiaries that the Company currently does not intend to repatriate was $83,698,000 at November 30, 2004.  The Company has provided no deferred taxes on the earnings, and the additional U.S. income tax on the unremitted foreign earnings, if repatriated, may be offset in whole or in part by foreign tax credits.

The Company intends to permanently reinvest the foreign earnings outside the U.S., subject to its review of the new repatriation provisions in the 2004 American Jobs Creation Act (the “AJC Act”).  The AJC Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations.  The Company is currently reviewing whether any foreign earnings will be repatriated in 2005 under these provisions, and expects to complete its evaluation in the third quarter of 2005.  At this time the Company cannot reasonably estimate an amount of unremitted earnings that may be repatriated.

Other areas of the AJC Act that impact the Company are also under review and are not expected to be material in the current or future years.

NOTE 10 DEBT

Short-term borrowings consisted of loans payable under bank credit lines.  There were no short-term borrowings outstanding at November 30, 2004 and at November 30, 2003.  At November 30, 2004, the equivalent of $9,106,000 was available under short-term credit lines.

Domestically, as of November 30, 2004, the Company maintained a $100,000,000 revolving credit facility with six banks (the “Revolver”).  At November 30, 2004, $18,302,000 was utilized for standby letters of credit and $10,400,000 was borrowed under the Revolver; therefore, $71,298,000 was available.  Under the Revolver, the Company may, at its option, borrow at floating interest rates based on specified margins over money market rates, at any time until June 2008, when all borrowings under the Revolver must be repaid.

Foreign subsidiaries also maintain unsecured revolving credit facilities and short-term facilities with banks. Foreign subsidiaries may borrow in various currencies, at interest rates based upon specified margins over money market rates.  The equivalent of $3,000,000 may be borrowed at any time through July 2006 under one facility.  Other short-term lines permit borrowings up to $22,000,000. At November 30, 2004, $915,000 was borrowed under these facilities.

Borrowings under certain bank facilities by the Company and its foreign subsidiaries are supported by the Revolver and, accordingly, have been classified as long-term debt and are considered payable when the Revolver is due.

Long-term debt consisted of the following as of November 30:

(In thousands)	2004	2003
Fixed-rate notes:
7.92%, payable in annual principal installments of $8,333	$16,667	$25,000
5.36%, payable in annual principal installments of $10,000	50,000	50,000
Variable-rate industrial development bonds,
payable in 2016 (1.862% at November 30, 2004)	7,200	7,200
payable in 2021 (1.86% at November 30, 2004)	8,500	8,500
Variable-rate bank
revolving credit facilities - domestic (4.16% at November 30, 2004)	10,400	—
Variable-rate bank
revolving credit facilities - foreign (9.31% at November 30, 2004)	915	3,677
	93,682	94,377
Less current portion	(18,333)	(8,333)
	$75,349	$86,044

Future maturities of long-term debt were as follows as of November 30, 2004:

(In thousands)	Year ending November 30,	Amount
	2005	$18,333
	2006	18,334
	2007	10,000
	2008	21,315
	2009	10,000
	Thereafter	15,700
		$93,682

The lending agreements contain various restrictive covenants, including the requirement to maintain specified amounts of net worth and restrictions on cash dividends, borrowings, liens, investments and guarantees. Under the most restrictive provisions of the Company’s lending agreements, approximately $4,589,000 of retained earnings was not restricted, as of November 30, 2004, as to the declaration of cash dividends or the repurchase of Company stock. At November 30, 2004, the Company was in compliance with all covenants.

The Revolver, the 5.36% term notes and the 7.92% term notes are secured by substantially all of the Company’s assets.  The industrial revenue bonds are supported by standby letters of credit that are issued under the Revolver.  Certain note agreements contain provisions regarding the Company’s ability to grant security interests or liens in association with other debt instruments. If the Company grants such a security interest or lien, then such notes will be secured equally and ratably as long as such other debt shall be secured.

Interest income and expense were as follows for the year ended November 30:

(In thousands)	2004	2003	2002
Interest expense	$5,645	$6,793	$7,024
Interest income	(332)	(148)	(188)
Interest expense, net	$5,313	$6,645	$6,836

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

(In thousands)	Carrying Amount	Fair Value
November 30, 2004
Fixed-rate, long-term debt	$66,667	$69,616
Variable-rate, long-term debt	27,015	27,015

November 30, 2003
Fixed-rate, long-term debt	75,000	77,458
Variable-rate, long-term debt	19,377	19,377

The estimated fair value of the Company’s variable-rate debt approximates the carrying value of the debt since the variable interest rates are market-based, and the Company believes such debt could be refinanced on materially similar terms.  The estimated fair value of the Company’s fixed-rate, long-term debt is based on U.S. government notes at November 30, 2004 plus an estimated spread for similar securities with similar remaining maturities.

NOTE 11 LEASE COMMITMENTS

The Company leases facilities and equipment under non-cancelable operating leases.  Rental expense under long-term operating leases of real property, vehicles and other equipment was $5,025,000 in 2004, $4,773,000 in 2003 and $5,071,000 in 2002.  Future rental commitments were as follows as of November 30, 2004:

(In thousands)	Year ending November 30,	Amount
	2005	$4,590
	2006	3,880
	2007	3,382
	2008	3,285
	2009	3,264
	Thereafter	21,802
		$40,203

Future rental commitments for leases are not reduced by minimum non-cancelable sublease rentals aggregating $2,119,000 at November 30, 2004.

NOTE 12 INCENTIVE STOCK COMPENSATION PLANS

The Company has adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.”

In 2004, the 2004 Stock Incentive Plan (“2004 Plan”) was approved by the stockholders of the Company. The 2004 Plan serves as the successor to the 2001 Stock Incentive Plan and supercedes that plan.  Under the terms of the 2004 Plan, 525,000 new shares of common stock were made available for awards both to non-employee directors and to key employees of the Company.  Awards to key employees may include, but are not limited to, stock options, restricted stock, performance shares and performance unit awards.  Restrictions may limit the sale, transfer, voting rights and dividends on these awards. At November 30, 2004, 96,000 restricted shares were outstanding.

At November 30, 2004, the Company had 694,351 non-qualified stock options outstanding with terms of from 10 to 15 years from the date of grant, and 445,000 shares available for future grants under the 2004 plan. The exercise price for outstanding stock options is generally the fair market value of the Company’s stock on the date of the original grant. Such options vest in equal annual installments over four years. Certain options have a cashless exercise feature.

SFAS No. 123 requires pro forma information regarding net income and earnings per share as if compensation expense for stock options had been determined based on the fair value of the options on the grant date. The Company estimates the fair value of stock options at the grant date by using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2002, 2003 and 2004, respectively: dividend yields of 2.01%, 2.21%, and 2.38%; an expected volatility of 35.08%, 36.92% and 37.68%; risk-free rates of 4.84%, 2.93% and 2.71%; and an expected life of five years for all years.

Under the accounting provisions of SFAS No. 123, the Company’s net income and earnings per share would have been as indicated below for the year ended November 30:

(In thousands, except per share data)	2004	2003	2002

Reported net income	$13,459	$29,900	$28,059

Add: Stock-based employee compensation expense included in reported net income, net of tax	1,149	461	847
Deduct: Stock-based employee compensation expense determined under SFAS No. 123, net of tax	(889)	(832)	(925)
Pro forma net income	$13,719	$29,529	$27,981

Earning per share (basic)

As reported	$1.63	$3.77	$3.61
Pro forma	1.66	3.73	3.60

Earning per share (diluted)

As reported	$1.59	$3.67	$3.49
Pro forma	1.62	3.62	3.47

A summary of the Company’s stock options as of November 30, 2002, 2003 and 2004, and changes during the year then ended, follows:

	Number of Options	Weighted- Average Exercise

Outstanding at November 30, 2001	1,194,518	$20.86
Granted	21,000	35.28
Exercised	(65,310)	18.80
Outstanding at November 30, 2002	1,150,208	21.24
Options exercisable at November 30, 2002	863,708	21.29
Weighted-average fair value of options granted during 2002		11.31

Outstanding at November 30, 2002	1,150,208	21.24
Granted	24,000	27.95
Exercised	(323,239)	19.41
Forfeited	(12,850)	20.54
Outstanding at November 30, 2003	838,119	22.15
Options exercisable at November 30, 2003	665,119	22.02
Weighted-average fair value of options granted during 2003		8.31

Outstanding at November 30, 2003	838,119	22.15
Granted	24,000	34.00
Exercised	(167,768)	19.38
Outstanding at November 30, 2004	694,351	23.22
-Options exercisable at November 30, 2004	594,351	22.65
Weighted-average fair value of options granted during 2004		10.00

The following summarizes information about stock options outstanding as of November 30, 2004:

Range of Exercise Prices	Options Outstanding	Weighted-Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price
$15.00 to $25.00	485,101	6.43	$20.41
25.00 to 35.00	188,250	8.37	29.14
35.00 to 45.00	21,000	7.30	35.28
15.00 to 45.00	694,351	6.98	23.22

Range of Exercise Prices	Options Exercisable	Weighted- Average Exercise Price
$15.00 to $25.00	437,601	$20.39
25.00 to 35.00	146,250	28.49
35.00 to 45.00	10,500	35.28
15.00 to 45.00	594,351	22.65

NOTE 13 GOODWILL AND OTHER INTANGIBLE ASSETS

In 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized but instead be tested for impairment at least annually. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values. The Company adopted SFAS No. 142 effective December 1, 2002.

During 2004, the Company completed the required goodwill and intangible asset impairment tests. No impairment losses were identified as a result of these tests. The changes in the carrying amount of goodwill by business segment were as follows:

(In thousands)	November 30, 2003	Foreign Currency Translation Adjustments	November 30, 2004
Business Segment:
Performance Coatings & Finishes	$11,473	$436	$11,909
Fiberglass-Composite Pipe	1,440	—	1,440
Infrastructure Products	201	—	201
	$13,114	$436	$13,550

The Company’s intangible assets and related accumulated amortization consisted of the following at November 30:

	2004		2003
(In thousands)	Gross Intangible Assets	Accumulated Amortization	Gross Intangible Assets	Accumulated Amortization

Trademarks	$2,227	$(2,121)	$2,076	$(1,975)
Non-compete agreements	2,105	(1,966)	2,105	(1,794)
Patents	212	(212)	212	(212)
Leasehold interests	1,930	(1,930)	1,930	(1,930)
	$6,474	$(6,229)	$6,323	$(5,911)

Amortization expenses related to intangible assets for the fiscal years ended November 30, 2004, 2003, and 2002 were $224,000, $278,000, and $540,000, respectively. At November 30, 2004, estimated future amortization expenses for each of the years in the three-year period ending November 30, 2007 were as follows: $187,000 for 2005, $48,000 for 2006, and $10,000 for 2007.

The following is a summary of net income and earnings per share for the year ended November 30, adjusted to remove the amortization of goodwill:

(In thousands, except per share data)	2004	2003	2002
Reported net income	$13,459	$29,900	$28,059
Add: Goodwill amortization, net of tax	—	—	168
Pro forma net income	$13,459	$29,900	$28,227

Basic net income per share
As reported	$1.63	$3.77	$3.61
Pro forma	1.63	3.77	3.63

Diluted net income per share
As reported	1.59	3.67	3.49
Pro forma	1.59	3.67	3.51

NOTE 14 COMMITMENTS AND CONTINGENCIES

The Company is one of numerous defendants in various asbestos-related personal injury lawsuits. These cases generally seek unspecified damages for asbestos-related diseases based on alleged exposure to products previously manufactured by the Company and others, and, at this time, the Company is generally not aware of the extent of injuries allegedly suffered by the individuals or the facts supporting the claim that injuries were caused by the Company’s products. Based upon the information available to it at this time, the Company is not in a position to evaluate its potential exposure, if any, as a result of such claims. Hence, no amounts have been accrued for loss contingencies related to these lawsuits in accordance with SFAS No. 5, “Accounting for Contingencies.” The Company continues to vigorously defend all such lawsuits. As of November 30, 2004, the Company was a defendant in asbestos-related cases involving 18,298 claimants, compared to 17,447 claimants as of November 30, 2003.  The Company is not in a position to estimate the number of additional claims that may be filed against it in the future. For the fiscal year ended November 30, 2004, there were new claims involving 1,633 claimants, dismissals and/or settlements involving 782 claimants and no judgments.  Net costs and expenses incurred by the Company for the fiscal year ended November 30, 2004 in connection with asbestos-related claims were approximately $500,000.

The Company is one of numerous defendants in various silica-related personal injury lawsuits. These cases generally seek unspecified damages for silica-related diseases based on alleged exposure to products previously manufactured by the Company and others, and, at this time, the Company is not aware of the extent of injuries allegedly suffered by the individuals or the facts supporting the claim that injuries were caused by the Company’s products.  Based upon the information available to it at this time, the Company is not in a position to evaluate its potential exposure, if any, as a result of such claims.  Hence, no amounts have been accrued for loss contingencies related to these lawsuits in accordance with SFAS No. 5.  The Company continues to vigorously defend all such lawsuits.  As of November 30, 2004, the Company was a defendant in silica-related cases involving 8,226 claimants, compared to 6,847 claimants as of November 30, 2003.  The Company is not in a position to estimate the number of additional claims that may be filed against it in the future.  For the fiscal year ended November 30, 2004, there were new claims involving 1,966 claimants, dismissals and/or settlements involving 587 claimants and no judgments.  Net costs and expenses incurred by the Company for the fiscal year ended November 30, 2004 in connection with silica-related claims were approximately $400,000.

In April 2003, the Company was served with a complaint in an action brought by J. Ray McDermott, Inc., J. Ray McDermott, S.A. and SparTEC, Inc. (collectively “McDermott”) in the District Court of Harris County, Texas against the Company and two co-defendants, in connection with certain coatings supplied by the defendants in 2002 for an offshore production facility known as a SPAR being constructed by McDermott for Dominion Exploration and Production, Inc. and Pioneer Natural Resources USA, Inc. (collectively “Dominion”).  McDermott alleges that the Company’s co-defendants improperly supplied coatings which contained lead and/or lead chromate, and that as a result the Company and its co-defendants are liable to McDermott for all costs associated with removal and replacement of those coatings. McDermott’s petition as filed alleged a claim for damages in an unspecified amount; however, McDermott’s economic expert subsequently estimated McDermott’s damages at approximately $21,000,000, a figure which the Company contests.   Trial of this matter is expected in August 2005.  The Company believes that it has meritorious defenses to this action.  Based upon the information available to it at this time, the Company is not in a position to evaluate the ultimate outcome of this matter.

Separately, in May 2003, Dominion brought an action against the Company in Civil District Court for the Parish of Orleans, Louisiana as owners of the SPAR seeking additional damages allegedly sustained by Dominion resulting from delays in McDermott’s delivery of the SPAR caused by the removal and replacement of coatings containing lead and/or lead chromate.  Dominion contends that the Company made certain misrepresentations and warranties to Dominion concerning the lead-free nature of those coatings.  Dominion’s petition as filed alleged a claim for damages in an unspecified amount; however, Dominion’s economic expert recently estimated Dominion’s damages at approximately $128,000,000, a figure which the Company contests.  This matter is in discovery and no trial date has yet been established.  The Company believes that it has meritorious defenses to this action.   Based upon the information available to it at this time, the Company is not in a position to evaluate the ultimate outcome of this matter.

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

The Company’s defined benefit pension and other postretirement benefit costs and obligations are dependent on assumptions used by actuaries in calculating such amounts.  These assumptions, which are reviewed annually, include discount rates, long-term expected rates of return on plan assets and expected rates of increases in compensation.  Assumed discount rates are used to calculate the present value of benefit payments which are projected to be made in the future, including projections of increases in employees’ annual compensation and health care costs.  A decrease in the discount rate would increase the Company’s obligation and expense.  The long-term expected rate of return on plan assets is based principally on prior performance and future expectations for various types of investments as well as the expected long-term allocation of assets.  Changes in the allocation of plan assets would impact the expected rate of return.  The expected rate of increase in compensation is based upon movements in inflation rates as reflected by market interest rates.  Benefits paid to participants are based upon age, years of credited service and average compensation or negotiated benefit rates.

Assets of the Company’s U.S. defined benefit plan are invested in a directed trust. Assets in the trust are invested in domestic and foreign equity securities of corporations (including $6,159,000 of the Company’s common stock at November 30, 2004), U.S. government obligations, derivative securities, corporate bonds and money market funds. The Dutch subsidiary contracts with a third-party insurance company to pay benefits to retirees.

Prior to June 2004, the Company had a supplemental retirement plan (“SERP”) and an income deferral plan (“EDP”) for certain U.S. executives.  The SERP and the EDP were terminated in June 2004.

The following sets forth the change in benefit obligations, change in plan assets, funded status and amounts recognized in the balance sheets as of November 30, 2004 and 2003 for the Company’s U.S. defined benefit retirement plans and postretirement health care and life insurance benefits.  The measurement date of plan assets and obligations is as of October 1 for each year presented.

	U.S. Pension Benefits		Other U.S. Postretirement Benefits
(In thousands)	2004	2003	2004	2003
Change in Benefit Obligation
Projected benefit obligation-beginning of year	$181,280	$158,708	$3,480	$2,903
Service cost	3,171	2,851	112	105
Interest cost	10,563	10,648	201	191
Benefit adjustments	105	2,191	—	—
Actuarial loss	13,977	16,988	73	501
Curtailment	(200)	—	—	—
Settlement	(23,415)	—	—	—
Benefit payments	(10,509)	(10,106)	(249)	(220)
Projected benefit obligation-end of year	$174,972	$181,280	$3,617	$3,480
Change in Plan Assets
Plan assets at fair value-beginning of year	$123,167	$113,738	$348	$354
Actual return on plan assets	11,769	19,287	30	13
Employer contributions	7,107	248	—	201
Settlement	23,415	—	—	—
Benefit payments	(33,924)	(10,106)	(29)	(220)
Plan assets at fair value-end of year	$131,534	$123,167	$349	$348
Funded Status
Funded status	$(43,438)	$(58,113)	$(3,268)	$(3,132)
Unrecognized actuarial loss	49,020	52,923	895	868
Unrecognized transition obligation	—	—	643	700
Unrecognized prior service cost	430	2,805	(106)	(120)
Net amount recognized	$6,012	$(2,385)	$(1,836)	$(1,684)
Balance Sheet Amounts
Prepaid cost	$—	$—	$—	$49
Accrued cost	(36,272)	(50,387)	(1,836)	(1,733)
Intangible asset	430	2,805	—	—
Accumulated other comprehensive loss, pretax	41,854	45,197	—	—
Net amount recognized	$6,012	$(2,385)	$(1,836)	$(1,684)

The Company’s policy is to make pension plan contributions to the extent such contributions are mandatory, actuarially determined and tax deductible. The Company expects to contribute $3,716,000 to the U.S. pension plan in 2005.

Expected future pension benefit payments, which reflect expected future service, were as follows as of November 30, 2004:

(In thousands)	Year Ending November 30,	Amount
	2005	$10,747
	2006	11,088
	2007	11,443
	2008	11,781
	2009 - 2013	64,887

Net periodic benefit costs for the Company’s defined benefit retirement plans and postretirement health care and life insurance benefits for 2004, 2003 and 2002 included the following components:

	U.S. Pension Benefits			Other U.S. Postretirement Benefits
(In thousands)	2004	2003	2002	2004	2003	2002
Service cost	$3,171	$2,851	$2,506	$112	$105	$98
Interest cost	10,563	10,648	10,353	201	191	192
Expected return on plan assets	(10,628)	(9,521)	(12,711)	(30)	(33)	(33)
Amortization of unrecognized prior service cost	565	925	520	(14)	(14)	(14)
Curtailment	1,916	—	—	—	—	—
Settlement	10,901	—	—	—	—	—
Amortization of unrecognized net transition (asset)/ obligation	—	—	(35)	71	71	71
Amortization of accumulated loss	5,638	5,379	671	51	21	25
Net periodic cost	$22,126	$10,282	$1,304	$391	$341	$339

The following table provides the weighted-average assumptions used to compute the actuarial present value of projected benefit obligations:

	U.S. Pension Benefits			Other U.S. Postretirement Benefits
	2004	2003	2002	2004	2003	2002
Weighted-average discount rate	5.85%	6.00%	6.75%	5.85%	6.00%	6.75%
Rate of increase in compensation levels	3.35%	3.50%	4.25%	3.35%	3.50%	4.25%

The following table provides the weighted-average assumptions used to compute the actuarial net periodic benefit cost:

	U.S. Pension Benefits			Other U.S. Postretirement Benefits
	2004	2003	2002	2004	2003	2002
Weighted-average discount rate	6.00%	6.75%	7.25%	6.00%	6.75%	7.25%
Expected long-term rate of return on plan assets	8.75%	9.75%	9.75%	N/A	N/A	N/A
Rate of increase in compensation levels	3.50%	4.25%	4.75%	3.50%	4.25%	4.75%

The following table shows the Company’s target allocation range for the U.S. defined benefit pension plan, along with the actual allocations:

	Target	2004	2003
Domestic equities	65%	66%	62%
International equities	10%	8%	5%
Fixed-income securities	25%	26%	33%

The following shows the Company’s accumulated benefit obligation in excess of plan assets at November 30:

	U.S. Pension Benefits
(In thousands)	2004	2003
Projected benefit obligation	$174,973	$181,280
Accumulated benefit obligation	167,806	173,554
Fair value of plan assets	131,534	123,167
(Decrease)/increase in minimum liability included in other comprehensive income	(3,343)	3,933

On December 8, 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 was signed into law. The Act introduces a Medicare prescription drug benefit beginning in 2006 as well as a federal subsidy to sponsors of retirement health care plans that provide a benefit at least “actuarially equivalent” to the Medicare benefit. The effects of the Act did not have a material impact.

The assumed health care cost trend decreased from 10% to 9% in 2004; it is assumed that the rate will decline gradually to 5% in 2008 and beyond. The effect of a one-percentage-point change in the assumed health care cost trend would have altered the amounts of the benefit obligation and the sum of the service cost and interest cost components of postretirement benefit expense for 2004, as follows:

(In thousands)	Increase	Decrease
Effect on total of service and interest cost components of net periodic expense	$23	$(19)
Effect on postretirement benefit obligation	148	(129)

For the Dutch pension plan, the projected benefit obligation and plan assets at November 30, 2004 were $41,450,000 and $28,090,000, respectively. Net accrued pension liabilities of $1,667,000 and $651,000 were recorded as of November 30, 2004 and 2003, respectively. The projected benefit obligation and plan assets at November 30, 2003 were $32,239,000 and $23,433,000, respectively.

Approximately 15% of the Company’s employees are covered by union-sponsored, collectively-bargained, multi-employer pension plans.  Related to these plans, the Company contributed and charged to expense $2,161,000, $2,340,000 and $2,242,000 in 2004, 2003 and 2002, respectively. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of hours worked. The Company has no intention of withdrawing from any of these plans, nor is there any intention to terminate such plans.

In June 2004, the Company terminated the two executive benefit plans in consideration of ongoing costs, anticipated legislative restrictions on such programs, and a preference for executive benefit plans having more predictable costs.  The Company incurred a pretax expense of $12,817,000 due to the termination of the plans and distributions to plan participants.  The Company recorded this expense in accordance with SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.”  Ameron had previously purchased life insurance policies to cover benefits under the plans.  At the time of termination of the plans, the cash surrender value of such life insurance policies totaled approximately $26,900,000 and exceeded the amount that was required if immediate lump-sum payments were elected by all participants, which totaled $25,600,000.  In addition to the termination and settlement costs, Ameron expensed approximately $2,100,000 under the plans in 2003 and $1,800,000 in 2004.

The Company has a life insurance plan which provides eligible executives with life insurance protection equal to three times base salary. Upon retirement, the executive is provided with life insurance protection equal to final base salary. Benefits may be paid as a lump sum or as an annual income to the identified survivor over ten years. The expenses related to this plan were $267,000 in 2004, $264,000 in 2003 and $148,000 in 2002.

The Company has severance agreements with certain key employees that could provide benefits upon termination of up to 3.5 times total annual compensation of such employees.

The Company provides to certain employees a savings plan under Section 401(k) of the U.S. Internal Revenue Code. The savings plan allows for deferral of income up to a certain percentage through contributions to the plan, within certain restrictions. Company matching contributions are in the form of cash. In 2004, 2003 and 2002, the Company recorded expenses for matching contributions of $436,000, $880,000 and $602,000, respectively.

NOTE 16 CAPITAL STOCK

The Company is incorporated in Delaware. The articles of incorporation authorize 24,000,000 shares of $2.50 par value common stock, 1,000,000 shares of $1.00 par value preferred stock and 100,000 shares of $1.00 par value series A junior participating cumulative preferred stock. The preferred stock may be issued in series, with the rights and preferences of each series to be established by the Board of Directors. As of November 30, 2004, no shares of preferred stock or series A junior participating cumulative preferred stock were outstanding.

On March 26, 2003, the Company’s Board of Directors declared a two-for-one stock split in the form of a stock dividend of one additional common share for every outstanding common share held by stockholders of record on May 1, 2003, payable May 27, 2003. The weighted-average number of shares and per share information presented herein reflect the Company’s shares and earnings and dividends per share on a post-split basis.

As of November 30, 2004, 8,431,471 shares of common stock were issued and outstanding, including 96,000 restricted shares. Restrictions limit the sale and transfer of these shares. On each anniversary of the grant date, a percentage of the shares (determined at the time of the grant) becomes unrestricted.  The restrictions will lapse on 34,000 shares in 2005, 34,000 shares in 2006, and 14,000 shares in both 2007 and 2008.

The Company has a Stockholders’ Rights Plan, which, among other things, entitles stockholders to purchase common stock at a significant discount if a party acquires 15% or more of the Company’s common stock or announces a tender offer for at least 15% of the Company’s common stock outstanding.

NOTE 17 QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for the year ended November 30, 2004 and 2003, follow:

(In thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004
Sales	$129,668	$150,516	$155,413	$170,256
Gross profit	29,939	36,586	38,245	43,641
Net income/(loss)	(2,753)	6,873	(8,775)	18,114
Diluted net income/(loss) per share	(.34)	.82	(1.05)	2.13
Stock price per share-high	40.05	39.60	35.60	38.02
Stock price per share-low	32.40	28.60	30.96	32.21
Dividends per share	.20	.20	.20	.20

2003
Sales	$130,621	$147,844	$155,174	$167,856
Gross profit	32,665	40,317	42,444	51,062
Net income	2,175	7,825	7,711	12,189
Diluted net income per share	.27	.97	.94	1.47
Stock price per share-high	30.99	35.53	35.35	34.93
Stock price per share-low	24.89	25.05	30.00	28.49
Dividends per share	.16	.20	.20	.20

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

The markets served by the Performance Coatings & Finishes Group and the Fiberglass-Composite Pipe Group are worldwide in scope. The Water Transmission Group serves primarily the western United States. The Infrastructure Products Group’s quarry and ready-mix business operates exclusively in Hawaii, and poles are sold throughout the U.S. Sales for export or to any individual customer did not exceed 10% of consolidated sales in 2004, 2003, or 2002. In accordance with SFAS No. 131, the following table presents information related to each operating segment included in, and in a manner consistent with, internal management reports. The Company allocates certain selling, general and administrative expenses to operating segments utilizing assumptions believed to be appropriate in the circumstances.

Inter-segment sales were not significant. Income from reportable segments is exclusive of certain unallocated income and expenses, including LIFO adjustments, interest expense and income taxes. Total assets by segment are those assets that are used exclusively by such segment.  Unallocated assets are principally cash, corporate property and equipment, and investments. Long-lived assets consist of all long-term assets, excluding investments and deferred tax assets.

	SEGMENT INFORMATION
(In thousands)	Performance Coatings & Finishes	Fiberglass- Composite Pipe	Water Transmission	Infrastructure Products	Other	Eliminations	Total
2004
Sales	$199,623	$116,289	$154,231	$136,312	$—	$(602)	$605,853
Income before interest, income taxes and equity in earnings of joint venture	4,458	21,429	13,458	14,519	(37,877)	—	15,987
Equity in earnings of joint venture, net of taxes	—	—	—	—	10,791	—	10,791
Income from joint ventures-cost method	506	—	—	—	—	—	506
Investments in joint ventures
Equity method	—	—	—	—	16,042	—	16,042
Cost method	2,138	3,784	—	—	—	—	5,922
Long-lived assets	58,320	27,793	37,970	40,765	41,481	—	206,329
Total assets	173,807	155,390	120,921	74,623	198,797	(179,601)	543,937
Capital expenditures	5,291	4,777	2,693	5,045	506	—	18,312
Depreciation and amortization	5,597	4,115	3,977	4,507	701	—	18,897
2003
Sales	$190,280	$114,613	$165,497	$130,493	$—	$(388)	$600,495
Income before interest, income taxes and equity in earnings of joint venture	9,383	21,881	26,634	15,509	(23,459)	—	49,948
Equity in earnings of joint venture, net of taxes	—	—	—	—	614	—	614
Income from joint ventures-cost method	636	3,042	2,633	—	—	—	6,311
Investments in joint ventures
Equity method	—	—	—	—	13,064	—	13,064
Cost method	1,695	3,784	—	—	—	—	5,479
Long-lived assets	54,921	26,141	39,470	40,323	51,837	—	212,692
Total assets	164,399	147,326	125,501	70,202	184,839	(158,775)	533,492
Capital expenditures	5,901	2,542	2,656	5,041	967	—	17,107
Depreciation and amortization	5,206	3,940	4,124	4,382	719	—	18,371
2002
Sales	$183,311	$88,393	$145,024	$123,610	$—	$(865)	$539,473
Income before interest, income taxes and equity in earnings of joint venture	9,122	10,862	27,347	17,019	(18,598)	—	45,752
Equity in earnings of joint venture, net of taxes	—	—	—	—	3,309	—	3,309
Income from joint ventures-cost method	327	2,263	3,310	—	—	—	5,900
Investments in joint ventures
Equity method	—	—	—	—	12,940	—	12,940
Cost method	2,203	3,784	—	—	—	—	5,987
Long-lived assets	49,314	28,338	40,966	39,694	32,841	—	191,153
Total assets	138,616	138,712	115,078	68,272	140,233	(137,969)	462,942
Capital expenditures	3,697	1,642	4,331	3,696	1,148	—	14,514
Depreciation and amortization	5,224	4,002	4,160	4,367	819	—	18,572

	GEOGRAPHIC AREAS
(In thousands)	United States	Europe	Asia	Other	Eliminations	Total
2004
Sales to external customers	$405,731	$96,682	$58,508	$44,932	$—	$605,853
Long-lived assets	143,941	33,212	13,133	16,043	—	206,329
Total assets	476,486	108,135	97,172	41,745	(179,601)	543,937
2003
Sales to external customers	$422,091	$92,104	$51,228	$35,072	$—	$600,495
Long-lived assets	156,676	31,001	10,692	14,323	—	212,692
Total assets	464,548	106,637	80,826	40,256	(158,775)	533,492
2002
Sales to external customers	$396,668	$77,429	$34,309	$31,067	$—	$539,473
Long-lived assets	136,712	31,690	10,715	12,036	—	191,153
Total assets	415,709	88,547	69,358	27,297	(137,969)	462,942

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Ameron International Corporation:

We have completed an integrated audit of Ameron International Corporation’s 2004 consolidated financial statements and of its internal control over financial reporting as of November 30, 2004 and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders’ equity, of comprehensive income and of cash flows present fairly, in all material respects, the financial position of Ameron International Corporation and its subsidiaries at November 30, 2004 and 2003, and the results of their operations and their cash flows for each of the two years in the period ended November 30, 2004 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.  The financial statements of the Company for the year ended November 30, 2002 were audited by other auditors whose report dated February 3, 2003, except as to Note 16 which is dated as of February 24, 2004, expressed an unqualified opinion on those statements.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill effective December 1, 2002.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of November 30, 2004 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria.  Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2004, based on criteria established in Internal Control - Integrated Framework issued by COSO.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit.  We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

[PricewaterhouseCoopers LLP (signed)]
Los Angeles, California
February 9, 2005

MANAGEMENT’S REPORT

MANAGEMENT’S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation of the consolidated financial statements and related information of Ameron International Corporation and subsidiaries in conformity with accounting principles generally accepted in the United States of America. Management is responsible for the integrity of the financial information included in this Annual Report. In preparing the financial statements, management makes estimates as necessary based upon currently available information and judgments of current conditions and circumstances.

The independent registered public accounting firm of PricewaterhouseCoopers LLP, audits the Company’s consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board and provides an objective, independent review of the fairness of reported operating results and financial position.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on such evaluation under the framework in Internal Control - Integrated Framework, issued by COSO, management concluded that internal control over financial reporting was effective as of November 30, 2004. Management’s assessment of the effectiveness of internal control over financial reporting as of November 30, 2004 has been audited by PricewaterhouseCoopers LLP, as stated in its report which is included herein.

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